Form 20-F
period 2007-12-31
NXP B.V.
filed 2008-03-20
CIK 1396945

As filed with the Securities and Exchange Commission on March 20, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 333-142287

NXP B.V.

(Exact name of Registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

High Tech Campus 60, Eindhoven 5656 AG, The Netherlands

(Address of principal executive office)

Jean Schreurs, SVP and Senior Corporate Counsel, High Tech Campus  60, 5656 AG, Eindhoven, The Netherlands,

Phonenumber: +31 40 2728686 / jean.schreurs@nxp.com

(Name, title, address, telephone, e-mail of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Floating Rate Senior Secured Notes due 2013
Floating Rate Senior Secured Notes due 2013
7 7/8% Senior Secured Notes due 2014
8 5/8% Senior Notes due 2015
9 1/2% Senior Notes due 2015

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class	Outstanding at December 31, 2007
Ordinary shares, par value EUR 455 per share	40 shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

☐ Yes	☒ No

Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of Exchange Act).

☐ Yes	☒ No

In this report amounts are expressed in euros (“euros” or “EUR”) or in US dollars (“dollars”, “US $” or “$”).

Introduction

Specific portions of NXP’s Annual Report 2007 to Shareholders (the “2007 Annual Report”) are incorporated by reference in this report on Form 20-F to the extent noted herein. The NXP 2007 Annual Report (except as noted below) is attached hereto as Exhibit 15(b) and is furnished to the Securities and Exchange Commission (SEC) for information only. The 2007 Annual Report is not filed with the SEC except for such specific portions that are expressly incorporated by reference in this Annual Report on Form 20-F. Furthermore, the International Financial Reporting Standards (IFRS) financial statements and related notes on pages 176 through 226 of the 2007 Annual Report, and the unconsolidated Company financial statements, including the Notes thereto, prepared on the basis of Dutch law, on pages 227 through 235 of the 2007 Annual Report to Shareholders, have not been incorporated by reference from the version of such Report being furnished as an exhibit to this Report on Form 20-F. The IFRS financial statements and Company financial statements have been omitted because NXP’s primary consolidated accounts are prepared in accordance with accounting principles generally accepted in the United States and NXP is not required to include in this Annual Report on Form 20-F the IFRS financial statements and Company financial statements.

In presenting and discussing the NXP Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures such as comparable growth; net debt and cash flow before financing activities. These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measure and should be used in conjunction with the most directly comparable US GAAP measure(s). Unless otherwise indicated in this document, a discussion of the non-US GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) is contained on pages 70 through 72 under the heading ‘Reconciliation non-US GAAP information’ in the 2007 Annual Report and is incorporated herein by reference. We also present “Effects of PPA” or discuss our financial results on a basis that excludes the effects of “Purchase Price Accounting” (or “PPA”). Presentations of our financial results on a basis that excludes “Effects of PPA” exclude the effect of the purchase accounting that was applied to our acquisition in 2006 by KASLION Acquisition B.V. and on subsequent acquisition activities.  This effect is primarily the changes in amortization and depreciation charges associated with the fair value of assets and liabilities acquired, net of the tax effect of such changes. A presentation of our financial results that excludes Effects of PPA is not made in accordance with US GAAP, however we have presented such information because we believe that it facilitates the comparison of our financial results between periods without the changes to amortization and depreciation charges that result from acquisition activities.  For more information on purchase accounting and its effect on our financial results, see “Effect of purchase accounting” on pages 23 and 24 of the 2007 Annual Report, which pages are herein incorporated by reference.

Forward-looking statements

Pursuant to provisions of the United States Private Securities Litigation Reform Act of 1995, NXP is providing the following cautionary statement. This document, including the portions of the 2007 Annual Report incorporated herein, contains certain forward-looking statements with respect to the financial condition, results of operations and business of NXP and certain of the plans and objectives of NXP with respect to these items (including, but not limited to, restructuring cost and cost savings), in particular, among other statements, certain statements in Item 4 “Information on the Company” with regard to management objectives, market trends, market standing, product volumes and business risks, the statements in Item 8 “Financial Information” relating to legal proceedings, the statements in Item 5 “Operating and Financial Review and Prospects” with regard to Management’s current expectations for the short term under the heading “Outlook” and with regard to trends in results of operations, margins, overall market trends, risk management, exchange rates and statements in Item 11 “Quantitative and Qualitative Disclosures about Market Risks” relating to risk caused by derivative positions, interest rate fluctuations and other financial exposure are forward-looking in nature.

When used in this document, the words “anticipate,” “believe,” “estimate,” “forecast,” “expect,” “intend,” “plan” and “project,” and similar expressions, as they relate to us, our management or third parties, identify forward-looking statements. Forward-looking statements include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. These statements reflect beliefs of our management as well as assumptions made by our management and information currently available to us. Although we believe that these beliefs and assumptions are reasonable, the statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf and include the following:

market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash or raise sufficient capital to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers.

Except for any ongoing obligation to disclosure material information as required by the United States federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this document. In addition, this document contains information concerning the semiconductor industry, our market segments and business units generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us. If any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected.

Part I

Item 1.                                         Identity of directors, senior management and advisors

Not applicable.

Item 2.                                         Offer statistics and expected timetable

Not applicable.

Item 3.                                         Key information

A. Selected financial data

Selected financial data for the years ended December 31 (unless indicated otherwise):

	PREDECESSOR				SUCCESSOR
				January 1- September 28	September 29- December 31
in millions, except ratio data	2003 EUR	2004 EUR	2005 EUR	2006 EUR	2006 EUR	2007 EUR	2007 US $(1)

Income statement data (2):

Sales	4,256	4,823	4,766	3,770	1,190	4,629	6,824
Income (loss) from operations	(501)	234	102	139	(779)	(575)	(848)
Financial income and expenses-net	(95)	(93)	(63)	(22)	(73)	(133)	(196)
Net income (loss)	(629)	14	(101)	5	(616)	(495)	(730)

Balance sheet data:

Cash and cash equivalents	24	75	110	159	939	706	1,041
Total assets	3,900	4,057	4,005	4,073	9,867	9,372	13,816
Total debt (3)	1,284	1,432	1,483	570	4,449	4,123	6,078
Business’ / Shareholder’s equity	1,752	1,458	1,126	1,977	3,685	3,072	4,529

Cash flow data:

Net cash provided by operating activities	151	978	792	468	292	383	565
Net cash used for investing activities	(195)	(590)	(358)	(457)	(184)	(509)	(750)
Net cash (used for) provided by financing activities	(65)	(448)	(408)	48	702	(16)	(24)

	PREDECESSOR							SUCCESSOR
						January 1- September 28		September 29- December 31
	2003	2004		2005		2006		2006	2007

Key Ratios:

Income from operations before interest and tax	(501)	234		102		139		(779)	(575)
as a % of sales	(11.8)	4.9		2.1		3.7		(65.5)	(12.4)
Ratio net debt* : group equity	— (4)	—	(4)	—	(4)	—	(4)	48 : 52	51 : 49

(1)	For the convenience of the reader, the euro amounts have been converted into US dollars at the exchange rate used for balance sheet purposes at December 31, 2007 (US $ 1 = EUR 0.678334).
(2)	Per-share amounts are not provided since they are not meaningful in light of the ownership by KASLION Acquisition B.V. of 100% of our issued and outstanding capital stock.
(3)	Total debt includes external debt and, for Predecessor periods, amounts due to Philips.
(4)	Information on net debt and business’ equity of predecessor period (period before September 29, 2006) is not meaningful.

Definitions:

Net debt*	:	long-term and short-term debt net of cash and cash equivalents
Group equity	:	shareholder’s equity and minority interests
Net debt: group equity ratio*	:	the % distribution of net debt over group equity plus net debt

*

See pages 70 through 72 of the 2007 Annual Report incorporated herein by reference for a reconciliation of non-US GAAP measures to the most directly comparable US GAAP measure(s) and pages 21 and 22, incorporated herein by reference, for a discussion of these non-US GAAP measures.

Exchange rates US $ : EUR

The following two tables set forth, for the periods and dates indicated, certain information concerning the exchange rate for US dollars into euros based on the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”).

calendar period	EUR per US $ 1
	period end	average(1)	high	low

2003	0.7938	0.8763	0.9652	0.7938
2004	0.7387	0.8014	0.8474	0.7339
2005	0.8445	0.8064	0.8571	0.7421
2006	0.7577	0.7898	0.8432	0.7504
2007	0.6848	0.7248	0.7750	0.6729
2008 (through March 6)	0.6512	0.6610	0.6899	0.6512

(1)          The average of the Noon Buying Rates on the last day of each month during the period.

	highest rate	lowest rate

September 2007	0.7350	0.7033
October 2007	0.7096	0.6912
November 2007	0.6928	0.6729
December 2007	0.6972	0.6776
January 2008	0.6862	0.6722
February 2008	0.6899	0.6585

NXP publishes its financial statements in euros while a substantial portion of its assets, earnings and sales are denominated in other currencies. NXP conducts its business in more than 15 different currencies.

The General Meeting of Shareholders has resolved that, as of January 1, 2008, NXP will change its reporting currency from euros to US dollars in order to be more aligned with the Semiconductor market.

Unless otherwise stated, for the convenience of the reader the translations of euros into dollars appearing in this report have been made based on the closing rate on December 31, 2007 (US $ 1 = EUR 0.678334). This rate is not materially different from the Noon Buying Rate on such date (US $ 1 = EUR 0.6848).

The following table sets out the exchange rate for US dollars into euros applicable for translation of NXP’s financial statements for the periods specified.

	EUR per US $ 1
	period end	average(a)	high	low

2003	0.7943	0.8854	0.9543	0.7943
2004	0.7350	0.8050	0.8465	0.7350
2005	0.8435	0.8053	0.8491	0.7613
January 1 – September 28, 2006	0.7808	0.8012	0.8435	0.7779
September 29 – December 31, 2006	0.7623	0.7760	0.7834	0.7606
2007	0.6783	0.7288	0.7673	0.6752

(a)       The average rates are the accumulated average rates based on daily quotations.

D.  Risk factors

The information required by this Item is incorporated by reference herein from the following portions of the 2007 Annual Report:

•	The text on page 56 under the heading “Risks related to our Separation from Philips”;
•	The text on page 57, other than the first paragraph of text under the heading “Risk categories”;
•	The text on pages 58 through 62;
•	The risk factor entitled “Reliability of reporting, accuracy of disclosures and safeguarding of assets”, on page 63, under the heading “Compliance and financial reporting”.

The factors and the cautionary statements contained in the section entitled “Introduction” on page 3 should be considered in connection with any forward-looking statements contained in NXP’s Annual Report on Form 20-F. Forward-looking statements can be identified generally as those containing words such as “anticipate,” “believe,” “estimate,” “forecast,” “expect,” “intend,” “plan” and “project,” and similar expressions. From time to time, NXP may also provide oral or written forward-looking statements in other materials NXP releases to the public. The cautionary statements contained in “Introduction” are deemed to apply to these statements.

The risks described are not the only ones that NXP faces. Some risks are not yet known to NXP and some that NXP does not currently believe to be material could later turn out to be material. All of these risks could materially affect NXP’s business, its revenues, operating income, net income, net assets and liquidity and capital resources.

Item 4.                               Information on the Company

The information required by this Item is incorporated herein by reference to page 9 and pages 11 through 19 of the 2007 Annual Report.

Organizational structure

NXP B.V. was incorporated in The Netherlands as a Dutch private company with limited liability (besloten vennootschap) on December 21, 1990 as a wholly-owned subsidiary of Royal Philips Electronics N.V.  On September 29, 2006, we changed our name from Philips Semiconductors International B.V. to NXP B.V.  Our corporate seat is in Eindhoven, The Netherlands.  Our registered office is at High Tech Campus 60, 5656 AG, Eindhoven, The Netherlands, and our phone number is +31 40 2745678.  Our registered agent in the United States is NXP Semiconductors USA, Inc., 1109 McKay Drive, CA 95131 San Jose, United States of America, phone number +1 408 4343000.

NXP B.V. is the parent company of NXP Semiconductors Group, which includes NXP B.V. and its consolidated subsidiaries.  A list of our significant subsidiaries, including name, country of incorporation or residence and proportion of ownership interest and voting power is provided on Exhibit 8 hereto, which is incorporated into this Item by reference.

Property, plant and equipment

NXP owns and leases manufacturing facilities, research facilities, warehouses and office facilities in numerous countries over the world.

NXP has approximately 15 production sites in 11 countries. NXP believes that its plants are well maintained and, in conjunction with its capital expenditures for new property, plant and equipment, are generally adequate to meet its needs for the foreseeable future. For the net book value of its property, plant and equipment and developments therein, reference is made to note 18 “Property, plant and equipment” on page 136 of the 2007 Annual Report, which is incorporated herein by reference.

The geographic allocation of assets as of December 31, as shown in the table below, is generally indicative of the location of manufacturing facilities:

In millions of euros	Predecessor	Successor
	2005	2006	2007
China	441	306	274
Netherlands	584	6,758	6,350
Taiwan	445	439	549
United States	365	151	127
Singapore	618	490	504
Germany	384	365	383
South Korea	6	41	51
Other countries	1,162	1,317	1,134
Total assets	4,005	9,867	9,372

The headquarters in Eindhoven are leased. The information as shown in note 29, entitled “Contractual obligations” on pages 153 and 154 of the 2007 Annual Report, partly related to the rental of buildings, is incorporated herein by reference.

For environmental issues affecting the Company’s properties, reference is made to “Loss contingencies” in note 22 to the financial statements on page 141 of the 2007 Annual Report, which is incorporated herein by reference.

Capital expenditures in progress are generally expected to be financed through internally generated cash flows. For a description of the geographic and segmental spread of revenues and capital expenditures, reference is made to note 4 “Information by segment and main countries” on page 116 of the 2007 Annual Report, which is incorporated herein by reference.

For a description of the Company’s principal acquisitions and divestitures, reference is made to note 6 on pages 119 and 120 of the 2007 Annual Report incorporated herein by reference.

Statements contained herein regarding competitive position are derived from internal data and studies, or from other sources management believes to be reliable.

Item 4A.                     Unresolved Staff Comments

Not applicable.

Item 5.                               Operating and financial review and prospects

A.  Operating Results / D. Trend Information

The following portions of the 2007 Annual Report are incorporated herein by reference:

•	Page 20 (“Basis of Presentation”);
•

Pages 21 and 22 (“Use of certain non-US GAAP financial measures”), except for the paragraphs on page 21 under the headings “Earnings before Interest, Tax and Amortization (EBITA)”, “Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA)”, “Adjusted EBITA” and “Adjusted EBITDA” (and such headings are also not incorporated by reference);

•	Pages 23 and 24 (“Effect of purchase accounting”);
•	The text on Page 25 under the heading “Performance of the Group 2007 compared to 2006”);
•	Pages 26 through 30, except for the graphical presentations of results contained therein;
•	Pages 32 through 41;
•	Pages 43 through 45;
•	Pages 70 and 72.

B.  Liquidity and Capital Resources

The following portions of the 2007 Annual Report are incorporated herein by reference:

•	Pages 48 through 52 (“Liquidity and Capital Resources”);
•	Page 55, the partial paragraph at the beginning of page 56 and the two paragraphs of text under the headings “Sarbanes-Oxley Act of 2002” and “NXP Business Code of Conduct”);
•	The first paragraph of text on page 57 under the heading “Risk Categories”;
•	Pages 62 through 64.
•	Notes 33 and 34 to the Financial Statements on pages 160 through 163.

C.  Research and Development, Patents and Licenses, etc.

The information required by this item is provided on pages 16, 17, 27, 28, 40, 102, 112 and 122 of the 2007 Annual Report, each of which has been incorporated by reference herein.

E.  Off-Balance Sheet Arrangements

The following portions of the 2007 Annual Report are incorporated herein by reference:

•	Pages 53 and 54;
•	Notes 29 and 30 to the Financial Statements on pages 153 through 155.

F.  Tabular Disclosure of Contractual Obligations

The information required by this item is provided on page 53 of the Annual Report, which has been incorporated herein by reference.

Item 6.                               Directors, senior management and employees

A.  Directors and senior management

The information required by this Item is set forth on pages 74 through 78 of the 2007 Annual Report, which are incorporated herein by reference.

B.  Compensation

The information required by this Item, is set forth on pages 80, 81 and 121 of the 2007 Annual Report, which are incorporated herein by reference, with respect to information on base salary and bonus plans, notes 22 “Provisions”, 23 “Pensions” and 24 “Postretirement benefits other than pensions” beginning on page 139 of the 2007 Annual Report, which are incorporated herein by reference, with respect to information on pension plans and note 32 “Share-based compensation” on pages 155 through 160 of the 2007 Annual Report, which are incorporated herein by reference, with respect to information on stock options granted to our employees.

The total remuneration figure provided for our Board of Management includes accrued pension costs of EUR 660,000. Our independent chairman, Sir Peter Bonfield, received a stipend of EUR 250,000 for his service to the Company.

In 2007, the present members of the Board of Management were granted 184,947,600 stock options representing depository receipts in NXP’s parent company KASLION Acquisition B.V. at a weighted average exercise price of EUR 1.64 (2006: no stock options were granted). No stock options were granted to the members of the Supervisory Board.

C.  Board practices

Members of the Board of Management and the Supervisory Board, other than its Chairman, are appointed and dismissed by the General Meeting of Shareholders and hold office until they are removed or replaced by the General Meeting of Shareholders. The Chairman of the Supervisory Board is appointed and dismissed jointly by KASLION Holding B.V. and Koninklijke Philips Electronics N.V. and holds office until being removed or replaced by these companies acting jointly. Members of the Executive Management Team, other than members of the Board of Management, are appointed and dismissed by the Board of Management and hold office until they are removed or replaced by the Board of Management.

Information on the members of the Operating Committee, the Audit Committee and the Nomination and Compensation Committee is provided on pages 77 and 78 of the 2007 Annual Report, which is incorporated herein by reference. The terms of reference under which the Supervisory Board and its Operating Committee, the Audit Committee and the Nomination and Compensation Committee operate are described on pages 79, 80 and 82 of the 2007 Annual Report, which are incorporated herein by reference. No member of our Supervisory Board has a service contract with the Company or any subsidiary providing for benefits upon termination of employment.

D.  Employees

Information required by this Item is set forth under the heading “Employment” on pages 46 and 47 of the 2007 Annual Report, which is incorporated herein by reference.

E.  Share ownership

Information required by this Item is set forth on pages 81 and 118 of the 2007 Annual Report, which are incorporated herein by reference. Members of the Supervisory Board do not own (rights to) shares in NXP or its parent company KASLION. The aggregate (indirect) share ownership of the members of the Board of Management represents less than 1% of the outstanding ordinary shares in the Company.

For a discussion of the stock options and equity rights of NXP’s parent company KASLION, see note 31 “Shareholder’s equity” and note 32 “Share-based compensation” of “Notes to the Consolidated Financial Statements” on pages 155 through 160 of the 2007 Annual Report, which are incorporated herein by reference.

Item 7.                               Major shareholders and related party transactions

A. Major shareholders

All of the Company’s issued and outstanding capital stock is held by KASLION Acquisition B.V. KASLION’s address is High Tech Campus 60, 5656 AG, Eindhoven, The Netherlands. On September 29, 2006 all of the Company’s issued and outstanding shares were acquired by KASLION from Royal Philips Electronics N.V.

The following table sets forth information regarding beneficial ownership of the equity securities of KASLION as of March 15, 2008 by each person who is known by us to beneficially own more than 5% of the equity securities of KASLION.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned. KASLION has only ordinary shares of its capital stock outstanding. Holders of ordinary shares are entitled to vote. Percentage ownership is based on 4,305,030 ordinary shares of KASLION outstanding, as of March 15, 2008.

	Ordinary Shares of KASLION Beneficially Owned(1)
Name and Address of Beneficial Owner	Number	Percent

KASLION Holding B.V. High Tech Campus 60 5656 AG Eindhoven The Netherlands	3,438,717,000	79.88%

Koninklijke Philips Electronics, N.V. Breitner Center Amstelplein 2 1096 BC Amsterdam, The Netherlands	854,313,000	19.84%

Stichting Management Co-Investment NXP High Tech Campus 60 5656 AG Eindhoven The Netherlands	12,000,000	0.28%

(1) Includes shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.

B.  Related party transactions

The information required by this Item is provided in note 5 to the Financial Statements (“Related-party transactions”) on pages 117 through 119 of the 2007 Annual Report, incorporated herein by reference. As of December 31, 2007 there were no personal loans or guarantees outstanding to members of the Board of Management, the Executive Management Team or the Supervisory Board.

Item 8.                               Financial information

See Item 18 “Financial Statements”.

Item 9.                               The offer and listing

The Company’s Floating Rate Senior Secured Notes due 2013 (U.S. dollar-denominated), Floating Rate Senior Secured Notes due 2013 (euro-denominated); 77/8% Senior Secured Notes due 2014, 85/8% Senior Notes due 2015 and 91/2% Senior Notes due 2015, each of which is co-issued by NXP Funding LLC, the Company’s wholly-owned subsidiary, and guaranteed by certain wholly-owned subsidiaries of the Company, are listed on the Alternative Securities Market of the Irish Stock Exchange.

Item 10.                         Additional information

B.  Articles of association

The information required by this section is incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement of Form F-4, filed on April 23, 2007 (File No. 333-142287).

C. Material contracts

The information required by this Item is incorporated by reference to Exhibit 10 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287).

D. Exchange controls

Cash dividends payable on ordinary shares of NXP B.V. and cash interest payments to holders of debt securities of NXP B.V. may be remitted from the Netherlands to nonresidents without legal restrictions imposed by the laws of The Netherlands, except that (i) such payments must be reported to the Dutch Central Bank for statistical purposes only and (ii) the transfer of funds to jurisdictions subject to general economic sanctions adopted in connection with policies of the United Nations, European Commission or similar measures imposed directly by the Government of The Netherlands may be restricted.

E.  Taxation

United States Taxation

This section describes the material United States federal income tax consequences to a United States holder (as defined below) of owning the notes. It applies to you only if you hold your notes as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns notes that are a hedge or that are hedged against interest rate or currency risks,

•	a person liable for the alternative minimum tax,

•	a person that owns notes as part of a straddle or conversion transaction for tax purposes,

•	a person whose functional currency for tax purposes is not the U.S. dollar.

If you purchase notes at a price other than the initial offering price, which for this purpose will equal the first price to the public (not including bond houses, brokers or similar person or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the notes is sold for money, the rules regarding the taxation of amortizable bond premium or market discount may also apply to you. You should consult your tax advisor regarding this possibility.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds the notes, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the notes should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the notes.

Please consult your own tax advisor concerning the consequences of owning these notes in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

You are a United States holder if you are a beneficial owner of a note and you are:

•	a citizen or resident of the United States,

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•

a trust if (1) a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Payments of Interest

                                                The Company expects that the notes will be issued without original issue discount for U.S. federal income tax purposes. Accordingly, you will be taxed on any interest on your note, whether payable in U.S. dollars or euro, as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

                                                Interest paid by the Company on the notes is income from sources outside the United States subject to the rules regarding the foreign tax credit allowable to a United States holder. Under the foreign tax credit rules, interest paid or accrued in taxable years beginning before January 1, 2007, with certain exceptions, will be “passive” or “financial services” income, while interest paid or accrued in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit. Special sourcing rules may apply to any holder that actually or constructively owns 10% or more of the voting power of shares of the Company and to certain other persons related to such holders.

                                                Cash Basis Taxpayers.  If you are a taxpayer that uses the cash receipts and disbursements method of accounting for tax purposes and you receive an interest payment that is denominated in, or determined by reference to, euro, you must recognize income equal to the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

                                                Accrual Basis Taxpayers.  If you are a taxpayer that uses an accrual method of accounting for tax purposes, you may determine the amount of income that you recognize with respect to an interest payment denominated in, or determined by reference to, euro by using one of two methods. Under the first method, you will determine the amount of income accrued based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year.

                                                If you elect the second method, you would determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period, or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. Additionally, under this second method, if you receive a payment of interest within five business days of the last day of your accrual period or taxable year, you may instead translate the interest accrued into U.S. dollars at the exchange rate in effect on the day that you actually receive the interest payment. If you elect the second method it will apply to all debt instruments that you hold at the beginning of the first taxable year to which the election applies and to all debt instruments that you subsequently acquire. You may not revoke this election without the consent of the Internal Revenue Service.

                                                When you actually receive an interest payment, including a payment attributable to accrued but unpaid interest upon the sale or retirement of your note, denominated in, or determined by reference to, euro for which you accrued an amount of income, you will recognize ordinary income or loss measured by the difference, if any, between the exchange rate that you used to accrue interest income and the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

Purchase, Sale and Retirement of the Notes

                                                Your tax basis in your note will generally be the U.S. dollar cost, as defined below.

                                                If you purchase your note with euro, the U.S. dollar cost of your note will generally be the U.S. dollar value of the purchase price on the date of purchase. However, if you are a cash basis taxpayer, or an accrual basis taxpayer if you so elect, and your note is traded on an established securities market, as defined in the applicable Treasury Regulations, the U.S. dollar cost of your note will be the U.S. dollar value of the purchase price on the settlement date of your purchase.

                                                You will generally recognize gain or loss on the sale or retirement of your note equal to the difference between the amount you realize on the sale or retirement and your tax basis in your note. Such gain or loss will generally be treated as United States source gain or loss. If your note is sold or retired for an amount in euro, the amount you realize will be the U.S. dollar value of such amount on the date the note is disposed of or retired, except that in the case of a note that is traded on an established securities market, as defined in the applicable Treasury regulations, a cash basis taxpayer, or an accrual basis taxpayer that so elects, will determine the amount realized based on the U.S. dollar value of the euro on the settlement date of the sale.

                                                You will recognize capital gain or loss when you sell or retire your note, except to the extent:

•                  attributable to accrued but unpaid interest,

•                  attributable to changes in U.S. dollar/euro exchange rates as described below.

                                                Capital gain of a noncorporate United States holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.

                                                You must treat any portion of the gain or loss that you recognize on the sale or retirement of a note as ordinary income or loss to the extent attributable to changes in U.S. dollar/euro exchange rates. However, you take exchange gain or loss into account only to the extent of the total gain or loss you realize on the transaction.

Exchange of Amounts in Other Than U.S. Dollars

                                                If you receive euro as interest on your note or on the sale or retirement of your note, your tax basis in the euro will equal its U.S. dollar value when the interest is received or at the time of the sale or retirement. If you purchase euro, you generally will have a tax basis equal to the U.S. dollar value of the euro on the date of your purchase. If you sell or dispose of euro, including if you use it to purchase notes or exchange it for U.S. dollars, any gain or loss recognized generally will be ordinary income or loss.

To follow

The Netherlands Taxation

The following summary of the Netherlands tax consequences is based on the current tax law and jurisprudence of the Netherlands. The information given below is neither intended as tax advice nor purports to describe all of the tax considerations that may be relevant to a noteholder who has a substantial interest (‘aanmerkelijk belang’) in the Issuer. Noteholders are advised to consult their tax counsel with respect to the tax consequences of purchasing, holding and/or selling the Notes.

A)                        All payments by the Issuer in respect of the Notes can be made without withholding or deduction for or on account of any taxes, duties or charges of any nature whatsoever that are or may be withheld or assessed by the Netherlands Tax Authorities or any political subdivision thereof or therein.

B)                          A corporate noteholder, that derives income from a Note or that realizes a gain on the disposal, deemed disposal, exchange or redemption of the Note, will not be subject to any Netherlands taxes on such income or capital gains, unless:

(i)	the noteholder is, or is deemed to be a resident of the Netherlands; or
(ii)

the noteholder has (an interest in) an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands, to which enterprise or part of an enterprise the Note is attributable; or

(iii)

the holder has a substantial interest, as defined in Netherlands tax law, in the share capital of the Issuer and the substantial interest does not form part of the business assets of the holder. For the purposes of this clause (iii), a substantial interest is generally present if a corporation directly or indirectly, owns or has certain other rights over, shares constituting five per cent. or more of the Issuer’s aggregate issued share capital or, if the Issuer has several classes of shares, of the issued share capital of any class of shares or, if the Issuer has issued profit certificates, of profit certificates entitling him to at least five per cent. of the annual profit or to at least five per cent. of the liquidation proceeds.

An individual noteholder, who derives or is deemed to derive income from a Note or who realizes a gain on the disposal, deemed disposal, exchange or redemption of the Note, will not be subject to any Netherlands taxes on such income or capital gains, unless the conditions as mentioned under (i) or (ii) above are met, or unless:

(iv)	the individual noteholder has elected to be taxed as a resident of the Netherlands; or
(v)

the individual noteholder is entitled to a share in the profits of an enterprise that has its place of management in the Netherlands, other than by way of securities or through an employment contract, and to which enterprise the Note is attributable; or

(vi)

such income or gain ‘results from other activities performed in the Netherlands’ (‘resultaat uit overige werkzaamheden’) as defined in the Personal Income Tax Act 2001 (‘Wet Inkomstenbelasting 2001’). Such definition includes but is not limited to the case where the individual holder of a Note or a Note coupon or any of his spouse, his partner, a person deemed to be his partner, or other persons sharing such person’s house or household, or certain other of such person’s relatives has a substantial interest in the Issuer, the Borrowers, any of the participants in Vesteda Woningen or any other corporate entity that legally or de facto, directly or indirectly, has the disposition of the proceeds of the Notes. For the purposes of this clause (vi), a substantial interest is generally present if such individual alone or together with his spouse or partner, as the case may be, directly or indirectly, owns, or has certain other rights over, shares constituting five per cent. or more of a company’s aggregate issued share capital or, if a company has several classes of shares, of the issued share capital of any class of shares or, if a company has issued profit certificates, of profit certificates entitling him to at least five per cent. of the annual profit or to at least five per cent of the liquidation proceeds.

C)                         No gift, estate or inheritance taxes will arise in the Netherlands in respect of the transfer or deemed transfer of a Note by way of a gift by, or on the death of, a noteholder who is not a resident or deemed resident of the Netherlands, provided that:

(i)

such Note is not attributable to an enterprise, owned by the donor or the deceased or in which the donor or the deceased has, at the time of the gift, or had, at the time of his death an interest and that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands; and

(ii)

such Note is not attributable to an enterprise that has its place of management in the Netherlands in which the donor or deceased is or was entitled to share in the profits, other than by way of securities or through an employment contract; and

(iii)

in the case of a gift of such Note by an individual holder who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual holder does not die within 180 days after the date of the gift while being resident or deemed to be resident in the Netherlands.

D)                         There will be no registration tax, capital tax, transfer tax, customs duty, stamp duty, property transfer tax or any other similar tax or duty due in the Netherlands in respect of or in connection with the issue, transfer and/or delivery of the Notes or the execution, delivery and/or enforcement by legal proceedings of the relevant documents or the performance of Issuer’s obligations thereunder and under the Notes.

E)                           No value added tax will be due in the Netherlands in respect of payments in consideration of the issue of the Notes, and/or in respect of payments of interest and principal on a Note, and/or in respect of the transfer of a Note, and/or in connection with the documents or in connection with the arrangements contemplated thereby, other than value added tax on the fees attributable to services which are not expressly exempt from value added tax, such as management, administrative, notarial and similar activities, safekeeping of the Notes and the handling and verifying of documents.

Additional remark to A)

We inform you that on June 7, 2005, the last necessary approval for the EU Savings Directive (“Directive”) was granted by the EU’s council of Economic and Finance Ministers. Therefore, the Directive has come into effect on July 1, 2005. The Directive requires the disclosure of information by paying agents in EU member states and certain other countries and territories. These paying agents are required to provide to the Tax Authorities of other EU member states details of payments of interest and other similar income paid to individual beneficial owners resident in that other EU member state. Austria, Belgium, Luxembourg and certain other countries and territories will instead of disclosure impose a withholding tax on such payments. As from July 1, 2005 the withholding tax will amount to 15%. On July 1, 2008 and July 1, 2011, the percentages will be increased to 20% respectively 35%.

H. Documents on display

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The Company’s SEC filings are also publicly available through the SEC’s website at http://www.sec.gov.

Item 11.                         Quantitative and qualitative disclosure about market risk

The information required by this Item is provided on pages 62 through 64 and in note 34 to the Financial Statements (“Other financial instruments, derivatives and currency risk”) on pages 161 through 163 of the 2007 Annual Report, which are incorporated herein by reference.

Item 12.                         Description of securities other than equity securities

Not applicable.

Part II

Item 13.                         Defaults, dividend arrearages and delinquencies

None.

Item 14.                         Material modifications to the rights of security holders and use of proceeds

None.

Item 15.                         Controls and procedures

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective. During the year ended December 31, 2007 there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Item 16A.                         Audit Committee Financial Expert

The Company does not have an Audit Committee financial expert as defined under the regulations of the US Securities and Exchange Commission serving on its Audit Committee. The information required by this Item is incorporated herein by reference to page 82 of the 2007 Annual Report under the heading “Audit Committee”.

Item 16B.                           Code of Ethics

The Company recognizes that its businesses have responsibilities within the communities in which they operate. The Company has a Financial Code of Ethics which applies to the CEO (the principal executive officer) and CFO (the principal financial and principal accounting officer), and to the heads of the Corporate Control, Corporate Treasury, Corporate Fiscal and Corporate Internal Audit departments of the Company. The Company has published its Financial Code of Ethics within the investor section of its website located at www.nxp.com/investor/governance. No changes have been made to the Code of Ethics since its adoption and no waivers have been granted therefrom to the officers mentioned above in 2007.

Item 16C.                           Principal Accountant Fees and Services

The Company has instituted a comprehensive auditor independence policy that regulates the relation between the Company and its external auditors and is available on the Company’s website (www.nxp.com/investor/governance). The policy includes rules for the pre-approval by the Audit Committee of all services to be provided by the external auditor. The policy also describes the prohibited services that may never be provided. Proposed services may be pre-approved at the beginning of the year by the Audit Committee (annual pre-approval) or may be pre-approved during the year by the Audit Committee in respect of a particular engagement (specific pre-approval). The annual pre-approval is based on a detailed, itemized list of services to be provided, designed to ensure that there is no management discretion in determining whether a service has been approved and to ensure the Audit Committee is informed of each service it is pre-approving. Unless pre-approval with respect to a specific service has been given at the beginning of the year, each proposed service requires specific pre-approval during the year. Any annually pre-approved services where the fee for the engagement is expected to exceed pre-approved cost levels or budgeted amounts will also require specific pre-approval. The term of any annual pre-approval is 12 months from the date of the pre-approval unless the Audit Committee states otherwise. During 2007, there were no services provided to the Company by the external auditors which were not pre-approved by the Audit Committee.

Audit Fees

The information required by this Item is incorporated by reference herein to pages 83 and 84 of the 2007 Annual Report.

Audit-Related Fees

The information required by this Item is incorporated by reference herein to pages 83 and 84 of the 2007 Annual Report.

Tax Fees

The information required by this Item is incorporated by reference herein to pages 83 and 84 of the 2007 Annual Report.

All Other Fees

The information required by this Item is incorporated by reference herein to pages 83 and 84 of the 2007 Annual Report.

Item 16D.                      Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.                        Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Part III

Item 17.                               Financial statements

NXP is furnishing the Financial Statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18.                               Financial statements

The following portions of the 2007 Annual Report as set forth on pages 86 through 174 are incorporated herein by reference:

“Combined and Consolidated statements of operations of the NXP Semiconductors Group”

“Combined and Consolidated balance sheets of the NXP Semiconductors Group”

“Combined and Consolidated statements of cash flows of the NXP Semiconductors Group”

“Combined and Consolidated statements of changes in business’ and shareholder’s equity of the NXP Semiconductors Group”

“Notes to the combined and consolidated financial statements of the NXP Semiconductors Group”

“Auditors’ Reports”

Item 19.                         Exhibits

Index of exhibits
Exhibit 1	English translation of the Articles of Association of the Company (incorporated by reference to Exhibit 3.2 of the
Company’s Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 2 (b) (1)

Senior Secured Indenture, dated October 12, 2006, among NXP B.V., NXP Funding LLC, Guarantors named therein, Deutsche Bank Trust Company Americas as Trustee, Morgan Stanley Senior Funding Inc. as Global Collateral Agent and Mizuho Corporate Bank Ltd. As Taiwan Collateral Agent (incorporated by reference to Exhibit 4.1 to Registration Statement on Form F-4 of NXP B.V. (File No. 333-142287))

Exhibit 2 (b) (2)

Senior Unsecured Indenture, dated October 12, 2006, among NXP B.V., NXP Funding LLC, Guarantors named therein and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 4.2 to Registration Statement on Form F-4 of NXP B.V. (File No. 333-142287))

Exhibit 2 (b) (3)

Collateral Agency Agreement, dated September 29, 2006 among KASLION Acquisition B.V., NXP B.V., Guarantors named therein, Secured Parties as defined therein and from time to time parties thereto, Morgan Stanley Senior Funding Inc. as Global Collateral Agent and Mizuho Corporate Bank Ltd. As Taiwan Collateral Agent (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 2 (b) (4)

Registration Rights Agreement, dated October 12, 2006 among NXP B.V., NXP Funding LLC, Guarantors named therein and Morgan Stanley & Co. Incorporated, Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated as Placement Agents (incorporated by reference to Exhibit 4.4 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (1)

Secured Revolving Credit Facility, dated September 29, 2006 among KASLION Acquisition B.V., NXP B.V. and NXP Funding LLC as Borrowers, the Lenders as defined therein and from time to time parties thereto, Morgan Stanley Senior Funding Inc. as Administrative Agent and Global Collateral Agent, Morgan Stanley Bank International Limited, Deutsche Bank AG, London Branch and Merrill Lynch, Pierce, Fenner & Smith Incorporated as Joint Lead Arrangers and Joint Bookrunners, Deutsche Bank AG, London Branch, as Syndication Agent and Merrill Lynch Capital Corporation as Documentation Agent ((incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (2)

Shareholders agreement, dated September 29, 2006 among Koninklijke Philips Electronics N.V., NXP B.V., KASLION Holding B.V, KASLION Acquisition B.V. and Stichting Management Co-Investment NXP (incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (3)

Lease agreement, dated September 26, 2002, among Philips Electronics Nederland B.V. and Philips Semiconductors B.V. for the real property at the Prof. Holstlaan in Eindhoven, The Netherlands, building “WDN” (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (4)

Lease agreement, dated April 4, 2001, among Spronsen Vastgoed B.V. and Philips Semiconductors for the real property at the Bijsterhuizen 11-36, Nijmegen, The Netherlands (incorporated by reference to Exhibit 10.4 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (5)

Lease agreement, dated March 18, 2004, among Cortona Estates B.V. and Philips Semiconductors B.V. for the real property at Oostkanaaldijk 110, Nijmegen, The Netherlands (incorporated by reference to Exhibit 10.5 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (6)

Lease agreement, dated May 14, 2004 among Philips Electronics Nederland B.V. and Philips Semiconductors for 310 workplaces and associated facility management on the Philips Business Park in Eindhoven, The Netherlands (incorporated by reference to Exhibit 10.6 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (7)

Lease agreement, dated April 7, 2005 among Philips Electronics Nederland B.V. and Philips Semiconductors for 60 workplaces and associated facility management on the High Tech Campus Eindhoven (HTCE), Eindhoven, The Netherlands (incorporated by reference to Exhibit 10.7 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (8)

Lease agreement, dated September 26, 2002, among Philips Electronics Nederland B.V. and Philips Semiconductors B.V. for the real property at the Prof. Holstlaan in Eindhoven, The Netherlands, building “WDE” (incorporated by reference to Exhibit 10.8 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (9)

Lease agreement, dated June 26, 2006, among the Freie und Hansestadt Hamburg and the Philips Semiconductors GmbH for the real property at Hamburg-Lokstedt, Flurstück 4014, der Gemarkung Lokstedt, Hamburg, Germany (incorporated by reference to Exhibit 10.9 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (10)

Lease agreement, dated September 8, 2006, among Philips GmbH and Philips Semiconductors Germany GmbH for the real property and associated facility management at the Philips Tower Hamburg, Lübeckertordamm 5, Hamburg, Germany (incorporated by reference to Exhibit 10.10 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (11)

Lease agreement, dated September 26, 2002, among Philips Electronics Nederland B.V. and Philips Semiconductors B.V. for the real property at the Prof. Holstlaan in Eindhoven, The Netherlands, building “WDO”  (incorporated by reference to Exhibit 10.11 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (12)

Contract for Custom-Built Lease Factory, dated March 29, 2002, among China-Singapore Suzhou Industrial Park Development Co. Ltd. and Philips Semiconductors (Suzhou) Co., Ltd. for the real property at the North of West Suhong Road within the Suzhou Industrial Park, Jiangsu Province, China (incorporated by reference to Exhibit 10.12 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (13)

Lease agreement, dated September 20, 2006, among Suzhou High and New Technology Innovation Service Center. and Philips Semiconductors (Shanghai) Co., Ltd. for the real property at Zhuyuan Road within the Suzhou Industrial Park, Jiangsu Province, China (incorporated by reference to Exhibit 10.13 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (14)

Lease agreement, dated November 25, 2003, among Jilin Sino-Microelectronics, Co. and Jilin Philips Seminconductors for the real property, premises and related facilities at Shenzhen Street, Jilin Province, China (incorporated by reference to Exhibit 10.14 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (15)

Lease agreement, dated October 28, 2004, among Yupengnian Management (Shenzhen) Co., Ltd. and Philips (China) Investment Co., Ltd. Shenzhen branch for the real property of the entire 35th floor and suites 3806-3809 of Building 35 at Pengnian Square on Jiabin Road, Luohu District, Shenzhen City, Guangdong Province, China (incorporated by reference to Exhibit 10.16 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (16)

Lease agreement, dated September 26, 2003, among Venture Introducing Company of Huangjiang Township of Dongwan City and Philips Semiconductors (Guandong) Co. Ltd. for the real property of Premises Nos. 1 and 2, Residence Building Nos. 1 and 2 and the underlying land at North District of the Tiankui Industrial Park, Huangjiang Township, Guangdong Province, China (incorporated by reference to Exhibit 10.16 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (17)

Lease agreement, dated May 12, 2000, among Export Development Park Management Office of Ministry of Economy and Philips Building Electronics Industries (Taiwan) Ltd. for the real property and premises inside the Nantzu Industrial District, Kaohsiung, Taiwan (incorporated by reference to Exhibit 10.17 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (18)

Lease agreement, dated April 1, 2004, among Kaohsiung Fukuo Garment Co. and Philips Building Electronics Industries (Taiwan) Ltd. for the real property and premises at the South Inner Circle Road, Nantzu District, Kaohsiung, Taiwan (incorporated by reference to Exhibit 10.18 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (19)

Land Lease agreement, dated June 10, 2000, among Manufacturing and Export Zone Administrative Department, Ministry of the Economy and Philips Building Electronics Industries (Taiwan) Ltd. for the real property inside the Nantzu Industrial District, Kaohsiung, Taiwan (incorporated by reference to Exhibit 10.19 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (20)

Land Lease agreement, dated October 12, 1998, among Manufacturing and Export Zone Administrative Department, Ministry of the Economy and Philips Building Electronics Industries (Taiwan) Ltd. for the real property inside the Nantzu Industrial District, Kaohsiung, Taiwan (incorporated by reference to Exhibit 10.20 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (21)

Land Lease agreement, August 1, 2004, among Manufacturing and Export Zone Administrative Department, Ministry of the Economy and Philips Building Electronics Industries (Taiwan) Ltd. for the real property inside the Nantzu Industrial District, Kaohsiung, Taiwan (incorporated by reference to Exhibit 10.21 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (22)

Land Lease agreement, dated August 16, 2005, among Export Zone Administrative Department, Ministry of the Economy and Philips Building Electronics Industries (Taiwan) Ltd. for the real property inside the Nantzu Industrial District, Kaohsiung, Taiwan (incorporated by reference to Exhibit 10.22 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (23)

Land Lease agreement, dated July 8, 2004, among Manufacturing and Export Zone Administrative Department, Ministry of the Economy and Philips Building Electronics Industries (Taiwan) Ltd. for the real property inside the Nantzu Industrial District, Kaohsiung, Taiwan (incorporated by reference to Exhibit 10.23 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (24)

Land Lease agreement, dated July, 8, 2004, among Manufacturing and Export Zone Administrative Department, Ministry of the Economy and Philips Building Electronics Industries (Taiwan) Ltd. for the real property inside the Nantzu Industrial District, Kaohsiung, Taiwan (incorporated by reference to Exhibit 10.24 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (25)

Land Lease agreement, dated August 16, 2005, among Manufacturing and Export Zone Administrative Department, Ministry of the Economy and Philips Building Electronics Industries (Taiwan) Ltd. for the real property inside the Nantzu Industrial District, Kaohsiung, Taiwan (incorporated by reference to Exhibit 10.25 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (26)

Land Lease agreement, dated January 10, 2005, among Manufacturing and Export Zone Administrative Department, Ministry of the Economy and Philips Building Electronics Industries (Taiwan) Ltd. for the real property inside the Nantzu Industrial District, Kaohsiung, Taiwan (incorporated by reference to Exhibit 10.26 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (27)

Land Lease agreement, dated December 20, 2005, among Manufacturing and Export Zone Administrative Department, Ministry of the Economy and Philips Building Electronics Industries (Taiwan) Ltd. for the real property inside the Nantzu Industrial District, Kaohsiung, Taiwan (incorporated by reference to Exhibit 10.27 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (28)

Land Lease agreement, dated January 10, 2005, among Manufacturing and Export Zone Administrative Department, Ministry of the Economy and Philips Building Electronics Industries (Taiwan) Ltd. for the real property inside the Nantzu Industrial District, Kaohsiung, Taiwan (incorporated by reference to Exhibit 10.28 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (29)

Land Lease agreement, dated May 20, 1999, among Manufacturing and Export Zone Administrative Department, Ministry of the Economy and Philips Building Electronics Industries (Taiwan) Ltd. for the real property inside the Nantzu Industrial District, Kaohsiung, Taiwan (incorporated by reference to Exhibit 10.29 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (30)

Land Lease agreement, dated November 1, 2005, among Manufacturing and Export Zone Administrative Department, Ministry of the Economy and Philips Building Electronics Industries (Taiwan) Ltd. for the real property inside the Nantzu Industrial District, Kaohsiung, Taiwan (incorporated by reference to Exhibit 10.30 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (31)

Lease agreement, dated September 5, 2006, among Thai Summit Tower Co., Ltd. and Philips Semi-conductor SMO (Thailand) Co., Ltd. for the real property at No. 1768 on New Phetburi Road, Khwaeng Bangkapi, Khet Houei Khwuang, Bangkok, Thailand (Thai Summit Tower)  (incorporated by reference to Exhibit 10.31 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 8	List of Significant Subsidiaries.

Exhibit 12 (a)	Certification of F. van Houten filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 12 (b)	Certification of P. van Bommel filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 13 (a)	Certification of F. van Houten furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 13 (b)	Certification of P. van Bommel furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 15 (b)

The 2007 Annual Report of NXP B.V. is furnished to the Securities and Exchange Commission for information only and is not filed except for such specific portions that are expressly incorporated by reference in this Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NXP B.V.
(Registrant)

/s/ Frans van Houten	/s/ Peter van Bommel
Frans van Houten	Peter van Bommel
(President, Chairman	(Executive Vice-President
of the Board of Management and	and Chief Financial Officer)
the Executive Management Team)

Date: March 20, 2008