Form 20-F
period 2008-12-31
NXP B.V.
filed 2009-04-08
CIK 1396945

As filed with the Securities and Exchange Commission on April 7, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Class	Outstanding at December 31, 2008
Ordinary shares, par value EUR 455 per share	40 shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

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

Introduction

Specific portions of NXP’s Annual Report 2008 to Shareholders (the “2008 Annual Report”) are incorporated by reference in this report on Form 20-F to the extent noted herein. The 2008 Annual Report (except as noted below) is attached hereto as Exhibit 15(b) and is furnished to the Securities and Exchange Commission (SEC) for information only. The 2008 Annual Report is not filed with the SEC except for such specific portions that are expressly incorporated by reference in this Annual Report on Form 20-F.

The Company uses the U.S. dollar as its reporting currency as from January 1, 2008. For consolidation purposes, the financial statements of the entities, including the Company, with a functional currency other than the U.S. dollar, are translated into U.S. dollars. Assets and liabilities are translated using the exchange rates on the respective balance sheet dates. Items in the statement of operations and cash flow statement are translated at average rates of exchange in the periods involved. The resulting translation adjustments are recorded as a separate component of other comprehensive income (loss) within business’ and shareholder’s equity. Cumulative translation adjustments are recognized as income or expense upon partial or complete disposal or substantially complete liquidation of a foreign entity.

The following table sets out the exchange rates for euros into US dollars applicable for translation of NXP’s financial statements for the periods specified.

			US$ 1 per EUR
	period end	average (1)	high	low

January 1 - September 28, 2006	1.2807	1.2481	1.1855	1.2855
September 29, - December 31, 2006	1.3118	1.2887	1.2765	1.3148
2007	1.4742	1.3721	1.3033	1.4810
2008	1.4061	1.4768	1.2749	1.5801

(1) The average rates are the accumulated average rates based on monthly quotations.

In presenting and discussing the NXP Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures such as comparable growth; net debt and cash flow before financing activities. These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measure and should be used in conjunction with the most directly comparable US GAAP measure(s). Unless otherwise indicated in this document, a discussion of the non-US GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) is contained on pages 95, 97 and 98 under the heading ‘Reconciliation non-US GAAP information’ in the 2008 Annual Report and is incorporated herein by reference. We also present “Effects of PPA” or discuss our financial results on a basis that excludes the effects of “Purchase Price Accounting” (or “PPA”). Presentations of our financial results on a basis that excludes “Effects of PPA” exclude the effect of the purchase accounting that was applied to our acquisition in 2006 by KASLION Acquisition B.V. and on subsequent acquisition activities.  This effect is primarily the changes in amortization and depreciation charges associated with the fair value of assets and liabilities acquired, net of the tax effect of such changes. A presentation of our financial results that excludes Effects of PPA is not made in accordance with US GAAP, however we have presented such information because we believe that it facilitates the comparison of our financial results between periods without the changes to amortization and depreciation charges that result from acquisition activities.  For more information on purchase accounting and its effect on our financial results, see “Effect of purchase accounting” on pages 20 and 21 of the 2008 Annual Report, which pages are herein incorporated by reference.

Forward-looking statements

Pursuant to provisions of the United States Private Securities Litigation Reform Act of 1995, NXP is providing the following cautionary statement. This document, including the portions of the 2008 Annual Report incorporated herein, contains certain forward-looking statements with respect to the financial condition, results of operations and business of NXP and certain of the plans and objectives of NXP with respect to these items (including, but not limited to, restructuring cost and cost savings), in particular, among other statements, certain statements in Item 4 “Information on the Company” with regard to management objectives, market trends, market standing, product volumes and business risks, the statements in Item 8 “Financial Information” relating to legal proceedings, the statements in Item 5 “Operating and Financial Review and Prospects” with regard to Management’s current expectations for the short term under the heading “Outlook” and with regard to trends in results of operations, margins, overall market trends, risk management, exchange rates and statements in Item 11 “Quantitative and Qualitative Disclosures about Market Risks” relating to risk caused by derivative positions, interest rate fluctuations and other financial exposure are forward-looking in nature.

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

Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this document. In addition, this document contains information concerning the semiconductor industry, our market segments and business units generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us. If any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected.

Part I

Item 1.              Identity of directors, senior management and advisors

Not applicable.

Item 2.              Offer statistics and expected timetable

Not applicable.

Item 3.              Key information

A. Selected financial data

The following table summarizes, for the periods indicated, the Company’s summary historical combined and financial data. We prepare our financial statements in accordance with U.S. GAAP.  For periods ended on or before September 28, 2006, our selected historical combined financial data principally reflects the historical financial position, results of operations and cash flows of the semiconductors businesses that were previously included as a segment of Philips.

The summary historical combined financial data as of December 31, 2005 and 2004, and for the years ended December 31, 2005 and 2004 and for the period January 1, 2006 through September 28, 2006 have been derived from the combined financial statements of the Predecessor periods. The summary historical consolidated financial data as of December 31, 2006, 2007 and 2008 and for the period September 29, 2006 through December 31, 2006 and for the years ended December 31, 2007 and 2008 have been derived from the audited consolidated financial statements.

Prior to January 1, 2008, the Company published its combined and consolidated financial statements in euro’s, but are now published in U.S. dollars. The Company has retroactively applied this change to all periods presented below.

Selected financial data for the years ended December 31 (unless indicated otherwise):

	PREDECESSOR			SUCCESSOR
			January 1- September 28	September 29- December 31
in millions of USD, except ratio data	2004	2005	2006	2006	2007	2008

Income statement data (1):

Sales	5,991	5,918	4,705	1,533	6,321	5,443
Income (loss) from operations	291	127	173	(1,004)	(778)	(2,646)
Financial income and expenses-net	(116)	(78)	(27)	(94)	(181)	(614)
Net income (loss)	17	(125)	6	(794)	(650)	(3,600)

Balance sheet data:

Cash and cash equivalents	102	131	204	1,232	1,041	1,796
Total assets	5,520	4,748	5,216	12,944	13,816	10,685
Total debt (2)	1,948	1,758	730	5,836	6,078	6,367
Business’ / Shareholder’s equity	1,984	1,335	2,532	4,834	4,528	1,075

Cash flow data:

Net cash provided by (used for) operating activities	1,215	983	584	376	533	(622)
Net cash (used for) provided by investing activities	(733)	(445)	(570)	(237)	(678)	1,015
Net cash provided by (used for) financing activities	(557)	(507)	60	905	(22)	316

	PREDECESSOR						SUCCESSOR
					January 1- September 28		September 29- December 31
	2004		2005		2006		2006	2007	2008

Key Ratios:

Income (loss) from operations	291		127		173		(1,004)	(778)	(2,646)
as a % of sales	4.9		2.1		3.7		(65.5)	(12.3)	(48.6)
Ratio net debt * : group equity	—	(3)	—	(3)	—	(3)	48:52	51:49	78:22

(1)	Per-share amounts are not provided since they are not meaningful in light of the ownership by KASLION Acquisition B.V. of 100% of our issued and outstanding capital stock.
(2)	Total debt includes external debt and, for Predecessor periods, amounts due to Philips.
(3)	Information on net debt and business’ equity of predecessor period (period before September 29, 2006) is not meaningful.

Definitions:

Net debt*	:	long-term and short-term debt net of cash and cash equivalents
Group equity	:	shareholder’s equity and minority interests
Net debt: group equity ratio*	:	the % distribution of net debt over group equity plus net debt

*    See pages 95, 97 and 98 of the 2008 Annual Report incorporated herein by reference for a reconciliation of non-US GAAP measures to the most directly comparable US GAAP measure(s) and pages 22 and 23 of the 2008 Annual Report, incorporated herein by reference, for a discussion of these non-US GAAP measures.

D. Risk factors

The information required by this Item is incorporated by reference herein from the following portions of the 2008 Annual Report:

•      The text on pages 68 through 85 under the heading “Risks related to our business”;

•      The text on pages 86 through 88, under the heading “Risks related to our capital Structure”;

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

Item 4.          Information on the Company

The information required by this Item is incorporated herein by reference to page 5, entitled “Structure” and “Business Overview” and pages 8 through 18 of the 2008 Annual Report.

Organizational structure

NXP B.V. was incorporated in The Netherlands as a Dutch private company with limited liability (besloten vennootschap) on December 21, 1990 as a wholly-owned subsidiary of Royal Philips Electronics N.V.  On September 29, 2006, we changed our name from Philips Semiconductors International B.V. to NXP B.V.  Our corporate seat is in Eindhoven, The Netherlands.  Our registered office is at High Tech Campus 60, 5656 AG, Eindhoven, The Netherlands, and our phone number is +31 40 2729999. Our registered agent in the United States is NXP Semiconductors USA, Inc., 1109 McKay Drive, CA 95131 San Jose, United States of America, phone number +1 408 4343000.

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

NXP has 13 production sites in 12 countries. NXP believes that its plants are well maintained and, in conjunction with its capital expenditures for new property, plant and equipment, are generally adequate to meet its needs for the foreseeable future. For the net book value of its property, plant and equipment and developments therein, reference is made to note 20 “Property, plant and equipment” on page 166 of the 2008 Annual Report, which is incorporated herein by reference.

The geographic allocation of assets as of December 31, as shown in the table below, is generally indicative of the location of manufacturing facilities:

In millions of USD	Successor
	2006	2007	2008
China	401	404	361
Netherlands	8,865	9,361	7,131
Taiwan	576	809	675
United States	198	187	189
Singapore	643	743	557
Germany	479	565	501
South Korea	54	75	152
Other countries	1,728	1,672	1,119
Total assets	12,944	13,816	10,685

The headquarters in Eindhoven are leased. The information as shown in note 31, entitled “Contractual obligations” on pages 183 and 184 of the 2008 Annual Report, partly related to the rental of buildings, is incorporated herein by reference.

For environmental issues affecting the Company’s properties, reference is made to “Loss contingencies” in note 24 to the financial statements on page 170 of the 2008 Annual Report, which is incorporated herein by reference.

Capital expenditures in progress are generally expected to be financed through internally generated cash flows. For a description of the geographic spread of revenues and capital expenditures, reference is made to note 5 “Information by segment and main countries” on page 139 of the 2008 Annual Report, which is incorporated herein by reference.

For a description of the Company’s principal acquisitions and divestitures, reference is made to note 7 on pages 147 through 149 of the 2008 Annual Report incorporated herein by reference.

Statements contained herein regarding competitive position are derived from internal data and studies, or from other sources management believes to be reliable.

Item 4A.       Unresolved Staff Comments

Not applicable.

Item 5.                               Operating and financial review and prospects

A.  Operating Results / D. Trend Information

The following portions of the 2008 Annual Report are incorporated herein by reference:

•                  Page 19 (“Basis of Presentation”);

•                  Pages 20 and 21 (“Effect of purchase accounting”);

•                  Pages 22 and 23 (“Use of certain non-US GAAP financial measures”), except for the paragraphs on page 22 under the headings “Earnings before Interest, Tax and Amortization (EBITA)”, “Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA)”, “Adjusted EBITA” and “Adjusted EBITDA” (and such headings are also not incorporated by reference);

•                  Pages 24 through 26 (“Management Summary”);

•                  The text on page 27 under the heading “Performance of the Group 2008 compared to 2007”);

•                  Pages 29 through 35, except for the graphical presentations of results contained therein;

•                  Pages 37 through 48, except for the graphical presentations of results contained therein;

•                  Pages 50 through 56;

•                  Pages 95, 97 and 98;

•                  Page 99.

A discussion of Critical accounting policies on pages 89 through 94 of the 2008 Annual Report is incorporated by reference herein.

B.  Liquidity and Capital Resources

The following portions of the 2008 Annual Report are incorporated herein by reference:

•                  Pages 59 through 64 (“Liquidity and Capital Resources”);

•                  Page 67, the partial paragraph at the beginning of page 68 and the two paragraphs of text under the headings “US Sarbanes-Oxley Act” and “NXP Business Code of Conduct”);

•                  The last section of text on page 68, the first risk on page 69 and the first risk on page 71 under the heading “Risks related to our business”;

•                  Pages 86 through 88 under the heading “Risks related to our capital structure”;

•                  Notes 35 and 36 to the Financial Statements on pages 191 through 194.

C.  Research and Development, Patents and Licenses, etc.

The information required by this item is provided on pages 14, 15, 31, 32, 46, 130, 141 and 152 of the 2008 Annual Report, each of which has been incorporated by reference herein.

E.  Off-Balance Sheet Arrangements

The following portions of the 2008 Annual Report are incorporated herein by reference:

•                  Pages 65 and 66;

•                  Notes 31 and 32 to the Financial Statements on pages 183 through 185.

F.  Tabular Disclosure of Contractual Obligations

The information required by this item is provided on page 65 and 66 of the 2008 Annual Report, which has been incorporated herein by reference.

Item 6.                               Directors, senior management and employees

A. Directors and senior management

The information required by this Item is set forth on pages 100 through 104 of the 2008 Annual Report, which are incorporated herein by reference.

B. Compensation

The remuneration of the members of the Board of Management is determined by the Supervisory Board upon a recommendation of its Nominating and Compensation Committee. The total remuneration of members of the Board of Management include a variable part, which is determined annually by the Supervisory Board, taking into account the financial results and other factors. The remuneration of the members of the Supervisory Board is determined by the General Meeting of Shareholders. Other than our independent Chairman, Sir Peter Bonfield, the members of the Supervisory Board do not receive any compensation for their service.

The aggregate remuneration paid in 2008 to, or for the benefit of, the members of the Board of Management was USD 18.9 million (2007: USD 4.5 million; 2006: USD 0.9 million).

When pension rights are granted to the member of the Board of Management, necessary payments (if insured) and all necessary provisions are made in accordance with the applicable accounting principles.

In 2008, the present members of the Board of Management were granted 98,041,400 stock options representing depository receipts in NXP’s parent company KASLION Acquisition B.V. at a weighted average exercise price of USD 1.90 (2007: 184,947,600 stock options were granted). No stock options were granted to the members of the Supervisory Board.

The registrant does not report to its shareholders, or otherwise make public, the information specified in this Item for individually named directors and officers.

C. Board practices

Members of the Board of Management and the Supervisory Board, other than its Chairman, are appointed and dismissed by the General Meeting of Shareholders and hold office until they are removed or replaced by the General Meeting of Shareholders. The Chairman of the Supervisory Board is appointed and dismissed jointly by KASLION Holding B.V. and Koninklijke Philips Electronics N.V. and holds office until being removed or replaced by these companies acting jointly. Members of the Management Team, other than members of the Board of Management, are appointed and dismissed by the Board of Management and hold office until they are removed or replaced by the Board of Management.

Information on the members of the Operating Committee, the Audit Committee and the Nomination and Compensation Committee is provided on pages 103 and 104 of the 2008 Annual Report, which is incorporated herein by reference. The terms of reference under which the Supervisory Board and its Operating Committee, the Audit Committee and the Nomination and Compensation Committee operate are described on pages 105 through 108 of the 2008 Annual Report, which are incorporated herein by reference. No member of our Supervisory Board has a service contract with the Company or any subsidiary providing for benefits upon termination of employment.

D. Employees

Information required by this Item is set forth under the heading “Employment” on pages 57 and 58 of the 2008 Annual Report, which is incorporated herein by reference.

E. Share ownership

Information required by this Item is set forth on pages 107 and 146 of the 2008 Annual Report, which are incorporated herein by reference. Members of the Supervisory Board do not own (rights to) shares in NXP or its parent company KASLION. The aggregate (indirect) share ownership of the members of the Board of Management represents less than 1% of the outstanding ordinary shares in the Company.

For a discussion of the stock options and equity rights of NXP’s parent company KASLION, see note 33 “Shareholder’s equity” and note 34 “Share-based compensation” of “Notes to the Consolidated Financial Statements” on pages 185 through 191 of the 2008 Annual Report, which are incorporated herein by reference.

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

The following table sets forth information regarding beneficial ownership of the equity securities of KASLION as of April 7, 2009 by each person who is known by us to beneficially own more than 5% of the equity securities of KASLION.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned. KASLION has only ordinary shares of its capital stock outstanding. Holders of ordinary shares are entitled to vote. Percentage ownership is based on 4,305,030,000 ordinary shares of KASLION outstanding, as of April 7, 2009.

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

B. Related party transactions

The information required by this Item is provided in note 6 to the Financial Statements (“Related-party transactions”) on pages 145 through 147 of the 2008 Annual Report, incorporated herein by reference. As of December 31, 2008 there were no personal loans or guarantees outstanding to members of the Board of Management, the Management Team or the Supervisory Board.

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

Item 10.                         Additional information

B. Articles of association

The information required by this section is incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287).

C. Material contracts

The information required by this Item is incorporated by reference to Exhibit 10 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287) to the first three paragraphs on page 11 of the 2008 Annual Report under the heading “Mobile & Personal”, which is incorporated by reference herein, and to Exhibit 4(31) hereto.

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

If you purchase or have purchased notes at a price other than the initial offering price, which for this purpose will equal the first price to the public (not including bond houses, brokers or similar person or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the notes is sold for money, the rules regarding the taxation of amortizable bond premium or market discount may also apply to you. You should consult your tax advisor regarding this possibility.

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

•                  attributable to accrued but unpaid interest, or

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

The Netherlands Taxation

The following summary of the Netherlands tax consequences is based on the current tax law and jurisprudence of the Netherlands as applicable to holders of Floating Rate Senior Secured Notes due 2013, Floating Rate Senior Secured Notes due 2013, 7 7/8% Senior Secured Notes due 2014, 8 5/8% Senior Notes due 2015 and / or 9 1/2% Senior Notes due 2015 (together “Note” or “Notes”). For informational purposes we note that a convention has been concluded between the United States of America and the Kingdom of the Netherlands for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes in income. The information given below is neither intended as tax advice nor purports to describe all of the tax considerations that may be relevant to a noteholder who has a substantial interest (‘aanmerkelijk belang’) in the Issuer. Noteholders are advised to consult their tax counsel with respect to the tax consequences of purchasing, holding and/or selling the Notes.

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

B)        A corporate noteholder, that derives income from a Note or that realizes a gain on the disposal, deemed disposal, exchange or redemption of the Note, will not be subject to any Netherlands taxes on such income or capital gains, unless:

(i)         the noteholder is, or is deemed to be a resident of the Netherlands; or

(ii)        the noteholder has (an interest in) an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands, to which enterprise or part of an enterprise the Note is attributable; or

(iii)       the holder has a substantial interest, as defined in Netherlands tax law, in the share capital of the Issuer and the substantial interest does not form part of the business assets of the holder. For the purposes of this clause (iii), a substantial interest is generally present if a corporation directly or indirectly, owns or has certain other rights over, shares constituting five per cent. or more of the Issuer’s aggregate issued share capital or, if the Issuer has several classes of shares, of the issued share capital of any class of shares or, if the Issuer has issued profit certificates, of profit certificates entitling him to at least five per cent of the annual profit or to at least five per cent of the liquidation proceeds.

An individual noteholder, who derives or is deemed to derive income from a Note or who realizes a gain on the disposal, deemed disposal, exchange or redemption of the Note, will not be subject to any Netherlands taxes on such income or capital gains, unless the conditions as mentioned under (i) or (ii) above are met, or unless:

(iv)       the individual noteholder has elected to be taxed as a resident of the Netherlands; or

(v)        the individual noteholder is entitled to a share in the profits of an enterprise that has its place of management in the Netherlands, other than by way of securities or through an employment contract, and to which enterprise the Note is attributable; or

 (vi)     such income or gain ‘results from other activities performed in the Netherlands’ (‘resultaat uit overige werkzaamheden’) as defined in the Personal Income Tax Act 2001 (‘Wet Inkomstenbelasting 2001’). Such definition includes but is not limited to the case where the individual holder of a Note or a Note coupon or any of his spouse, his partner, a person deemed to be his partner, or other persons sharing such person’s house or household, or certain other of such person’s relatives has a substantial interest in the Issuer or any other corporate entity that legally or de facto, directly or indirectly, has the disposition of the proceeds of the Notes. For the purposes of this clause (vi), a substantial interest is generally present if such individual alone or together with his spouse or partner, as the case may be, directly or indirectly, owns, or has certain other rights over, shares constituting five per cent. or more of a company’s aggregate issued share capital or, if a company has several classes of shares, of the issued share capital of any class of shares or, if a company has issued profit certificates, of profit certificates entitling him to at least five per cent. of the annual profit or to at least five per cent of the liquidation proceeds.

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

Additional remark to A)

We inform you that on June 7, 2005, the last necessary approval for the EU Savings Directive (“Directive”) was granted by the EU’s council of Economic and Finance Ministers. Therefore, the Directive has come into effect on July 1, 2005. The Directive requires the disclosure of information by paying agents in EU member states and certain other countries and territories. These paying agents are required to provide to the Tax Authorities of other EU member states details of payments of interest and other similar income paid to individual beneficial owners resident in that other EU member state. Austria, Belgium, Luxembourg and certain other countries and territories will instead of disclosure impose a withholding tax on such payments. [As from July 1, 2005 the withholding tax will amount to 15%. On July 1, 2008 and July 1, 2011, the percentages will be increased to 20% respectively 35%.

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

Item 11.                         Quantitative and qualitative disclosure about market risk

The information required by this Item is provided on pages 68 through 85 and in note 36 to the Financial Statements (“Other financial instruments, derivatives and currency risk”) on pages 192 through 194 of the 2008 Annual Report, which are incorporated herein by reference.

Item 12.                         Description of securities other than equity securities

Not applicable.

Part II

Item 13.                         Defaults, dividend arrearages and delinquencies

None.

Item 14.                         Material modifications to the rights of security holders and use of proceeds

None.

Item 15.                         Controls and procedures

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. Internal control over financial reporting includes maintaining records that, in reasonable detail, accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. The Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework has been used as a basis to evaluate the effectiveness of our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) for the Group.

Management has assessed the effectiveness of internal control over financial reporting as of 31 December 2008, and has concluded that such internal control over financial reporting is effective.

This Annual Report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Annual Report.

Item 16A.                         Audit Committee Financial Expert

The Company does not have an Audit Committee financial expert as defined under the regulations of the US Securities and Exchange Commission serving on its Audit Committee. The information required by this Item is incorporated herein by reference to page 108 of the 2008 Annual Report under the heading “Audit Committee”.

Item 16B.                           Code of Ethics

The Company recognizes that its businesses have responsibilities within the communities in which they operate. The Company has a Financial Code of Ethics which applies to the CEO (the principal executive officer) and CFO (the principal financial and principal accounting officer), and to the heads of the Corporate Control, Corporate Treasury, Corporate Fiscal and Corporate Internal Audit departments of the Company. The Company has published its Financial Code of Ethics within the investor section of its website located at www.nxp.com/investor/governance. No changes have been made to the Code of Ethics since its adoption and no waivers have been granted therefrom to the officers mentioned above in 2008.

Item 16C.                           Principal Accountant Fees and Services

The Company has instituted a comprehensive auditor independence policy that regulates the relation between the Company and its external auditors and is available on the Company’s website (www.nxp.com/investor/governance). The policy includes rules for the pre-approval by the Audit Committee of all services to be provided by the external auditor. The policy also describes the prohibited services that may never be provided. Proposed services may be pre-approved at the beginning of the year by the Audit Committee (annual pre-approval) or may be pre-approved during the year by the Audit Committee in respect of a particular engagement (specific pre-approval). The annual pre-approval is based on a detailed, itemized list of services to be provided, designed to ensure that there is no management discretion in determining whether a service has been approved and to ensure the Audit Committee is informed of each service it is pre-approving. Unless pre-approval with respect to a specific service has been given at the beginning of the year, each proposed service requires specific pre-approval during the year. Any annually pre-approved services where the fee for the engagement is expected to exceed pre-approved cost levels or budgeted amounts will also require specific pre-approval. The term of any annual pre-approval is 12 months from the date of the pre-approval unless the Audit Committee states otherwise. During 2008, there were no services provided to the Company by the external auditors which were not pre-approved by the Audit Committee.

Audit Fees

The information required by this Item is incorporated by reference herein to pages 109 and 110 of the 2008 Annual Report.

Audit-Related Fees

The information required by this Item is incorporated by reference herein to pages 109 and 110 of the 2008 Annual Report.

Tax Fees

The information required by this Item is incorporated by reference herein to pages 109 and 110 of the 2008 Annual Report.

All Other Fees

The information required by this Item is incorporated by reference herein to pages 109 and 110 of the 2008 Annual Report.

Item 16D.                      Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.                        Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Part III

Item 17.                               Financial statements

NXP is furnishing the Financial Statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18.                               Financial statements

The following portions of the 2008 Annual Report as set forth on pages 112 through 205 are incorporated herein by reference:

“Combined and Consolidated statements of operations of the NXP Semiconductors Group”

“Consolidated balance sheets of the NXP Semiconductors Group”

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

Exhibit 2 (b) (1)

Senior Secured Indenture, dated October 12, 2006, among NXP B.V., NXP Funding LLC, Guarantors named therein, Deutsche Bank Trust Company Americas as Trustee, Morgan Stanley Senior Funding Inc. as Global Collateral Agent and Mizuho Corporate Bank Ltd. As Taiwan Collateral Agent (incorporated by reference to Exhibit 4.1 to Registration Statement on Form F-4 of NXP B.V. (File No. 333-142287))

Exhibit 2 (b) (2)

Senior Unsecured Indenture, dated October 12, 2006, among NXP B.V., NXP Funding LLC, Guarantors named therein and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 4.2 to Registration Statement on Form F-4 of NXP B.V. (File No. 333-142287))

Exhibit 2 (b) (3)

Collateral Agency Agreement, dated September 29, 2006 among KASLION Acquisition B.V., NXP B.V., Guarantors named therein, Secured Parties as defined therein and from time to time parties thereto, Morgan Stanley Senior Funding Inc. as Global Collateral Agent and Mizuho Corporate Bank Ltd. As Taiwan Collateral Agent (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 2 (b) (4)

Registration Rights Agreement, dated October 12, 2006 among NXP B.V., NXP Funding LLC, Guarantors named therein and Morgan Stanley & Co. Incorporated, Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated as Placement Agents (incorporated by reference to Exhibit 4.4 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 2 (b) (5)

Indenture, dated April 2, 2009, among NXP B.V., NXP Funding LLC, the Guarantors named therein, Law Debenture Trust Company of New York, as trustee, Morgan Stanley Senior Funding Inc., as Global Collateral Agent and Mizuho Corporate Bank Ltd., as Taiwan Collateral Agent*

Exhibit 4 (1)

Secured Revolving Credit Facility, dated September 29, 2006 among KASLION Acquisition B.V., NXP B.V. and NXP Funding LLC as Borrowers, the Lenders as defined therein and from time to time parties thereto, Morgan Stanley Senior Funding Inc. as Administrative Agent and Global Collateral Agent, Morgan Stanley Bank International Limited, Deutsche Bank AG, London Branch and Merrill Lynch, Pierce, Fenner & Smith Incorporated as Joint Lead Arrangers and Joint Bookrunners, Deutsche Bank AG, London Branch, as Syndication Agent and Merrill Lynch Capital Corporation as Documentation Agent ((incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (2)

Shareholders agreement, dated September 29, 2006 among Koninklijke Philips Electronics N.V., NXP B.V., KASLION Holding B.V, KASLION Acquisition B.V. and Stichting Management Co-Investment NXP (incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (3)

Lease agreement, dated September 26, 2002, among Philips Electronics Nederland B.V. and Philips Semiconductors B.V. for the real property at the Prof. Holstlaan in Eindhoven, The Netherlands, building “WDN” (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (4)

Lease agreement, dated April 4, 2001, among Spronsen Vastgoed B.V. and Philips Semiconductors for the real property at the Bijsterhuizen 11-36, Nijmegen, The Netherlands (incorporated by reference to Exhibit 10.4 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (5)

Lease agreement, dated March 18, 2004, among Cortona Estates B.V. and Philips Semiconductors B.V. for the real property at Oostkanaaldijk 110, Nijmegen, The Netherlands (incorporated by reference to Exhibit 10.5 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (6)

Lease agreement, dated April 7, 2005 among Philips Electronics Nederland B.V. and Philips Semiconductors for 60 workplaces and associated facility management on the High Tech Campus Eindhoven (HTCE), Eindhoven, The Netherlands (incorporated by reference to Exhibit 10.7 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (7)

Lease agreement, dated September 26, 2002, among Philips Electronics Nederland B.V. and Philips Semiconductors B.V. for the real property at the Prof. Holstlaan in Eindhoven, The Netherlands, building “WDE” (incorporated by reference to Exhibit 10.8 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (8)

Lease agreement, dated June 26, 2006, among the Freie und Hansestadt Hamburg and the Philips Semiconductors GmbH for the real property at Hamburg-Lokstedt, Flurstück 4014, der Gemarkung Lokstedt, Hamburg, Germany (incorporated by reference to Exhibit 10.9 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (9)

Lease agreement, dated September 8, 2006, among Philips GmbH and Philips Semiconductors Germany GmbH for the real property and associated facility management at the Philips Tower Hamburg, Lübeckertordamm 5, Hamburg, Germany (incorporated by reference to Exhibit 10.10 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (10)

Lease agreement, dated September 26, 2002, among Philips Electronics Nederland B.V. and Philips Semiconductors B.V. for the real property at the Prof. Holstlaan in Eindhoven, The Netherlands, building “WDO” (incorporated by reference to Exhibit 10.11 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (11)

Contract for Custom-Built Lease Factory, dated March 29, 2002, among China-Singapore Suzhou Industrial Park Development Co. Ltd. and Philips Semiconductors (Suzhou) Co., Ltd. for the real property at the North of West Suhong Road within the Suzhou Industrial Park, Jiangsu Province, China (incorporated by reference to Exhibit 10.12 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (12)

Lease agreement, dated September 20, 2006, among Suzhou High and New Technology Innovation Service Center. and Philips Semiconductors (Shanghai) Co., Ltd. for the real property at Zhuyuan Road within the Suzhou Industrial Park, Jiangsu Province, China (incorporated by reference to Exhibit 10.13 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (13)

Lease agreement, dated November 25, 2003, among Jilin Sino-Microelectronics, Co. and Jilin Philips Seminconductors for the real property, premises and related facilities at Shenzhen Street, Jilin Province, China (incorporated by reference to Exhibit 10.14 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (14)

Lease agreement, dated October 28, 2004, among Yupengnian Management (Shenzhen) Co., Ltd. and Philips (China) Investment Co., Ltd. Shenzhen branch for the real property of the entire 35th floor and suites 3806-3809 of Building 35 at Pengnian Square on Jiabin Road, Luohu District, Shenzhen City, Guangdong Province, China (incorporated by reference to Exhibit 10.16 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (15)

Lease agreement, dated September 26, 2003, among Venture Introducing Company of Huangjiang Township of Dongwan City and Philips Semiconductors (Guandong) Co. Ltd. for the real property of Premises Nos. 1 and 2, Residence Building Nos. 1 and 2 and the underlying land at North District of the Tiankui Industrial Park, Huangjiang Township, Guangdong Province, China (incorporated by reference to Exhibit 10.16 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (16)

Lease agreement, dated May 12, 2000, among Export Development Park Management Office of Ministry of Economy and Philips Building Electronics Industries (Taiwan) Ltd. for the real property and premises inside the Nantzu Industrial District, Kaohsiung, Taiwan (incorporated by reference to Exhibit 10.17 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (17)

Lease agreement, dated April 1, 2004, among Kaohsiung Fukuo Garment Co. and Philips Building Electronics Industries (Taiwan) Ltd. for the real property and premises at the South Inner Circle Road, Nantzu District, Kaohsiung, Taiwan (incorporated by reference to Exhibit 10.18 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (18)

Land Lease agreement, dated June 10, 2000, among Manufacturing and Export Zone Administrative Department, Ministry of the Economy and Philips Building Electronics Industries (Taiwan) Ltd. for the real property inside the Nantzu Industrial District, Kaohsiung, Taiwan (incorporated by reference to Exhibit 10.19 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (19)

Land Lease agreement, dated October 12, 1998, among Manufacturing and Export Zone Administrative Department, Ministry of the Economy and Philips Building Electronics Industries (Taiwan) Ltd. for the real property inside the Nantzu Industrial District, Kaohsiung, Taiwan (incorporated by reference to Exhibit 10.20 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (20)

Land Lease agreement, August 1, 2004, among Manufacturing and Export Zone Administrative Department, Ministry of the Economy and Philips Building Electronics Industries (Taiwan) Ltd. for the real property inside the Nantzu Industrial District, Kaohsiung, Taiwan (incorporated by reference to Exhibit 10.21 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (21)

Land Lease agreement, dated August 16, 2005, among Export Zone Administrative Department, Ministry of the Economy and Philips Building Electronics Industries (Taiwan) Ltd. for the real property inside the Nantzu Industrial District, Kaohsiung, Taiwan (incorporated by reference to Exhibit 10.22 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (22)

Land Lease agreement, dated July 8, 2004, among Manufacturing and Export Zone Administrative Department, Ministry of the Economy and Philips Building Electronics Industries (Taiwan) Ltd. for the real property inside the Nantzu Industrial District, Kaohsiung, Taiwan (incorporated by reference to Exhibit 10.23 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (23)

Land Lease agreement, dated July, 8, 2004, among Manufacturing and Export Zone Administrative Department, Ministry of the Economy and Philips Building Electronics Industries (Taiwan) Ltd. for the real property inside the Nantzu Industrial District, Kaohsiung, Taiwan (incorporated by reference to Exhibit 10.24 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (24)

Land Lease agreement, dated August 16, 2005, among Manufacturing and Export Zone Administrative Department, Ministry of the Economy and Philips Building Electronics Industries (Taiwan) Ltd. for the real property inside the Nantzu Industrial District, Kaohsiung, Taiwan (incorporated by reference to Exhibit 10.25 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (25)

Land Lease agreement, dated January 10, 2005, among Manufacturing and Export Zone Administrative Department, Ministry of the Economy and Philips Building Electronics Industries (Taiwan) Ltd. for the real property inside the Nantzu Industrial District, Kaohsiung, Taiwan (incorporated by reference to Exhibit 10.26 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (26)

Land Lease agreement, dated December 20, 2005, among Manufacturing and Export Zone Administrative Department, Ministry of the Economy and Philips Building Electronics Industries (Taiwan) Ltd. for the real property inside the Nantzu Industrial District, Kaohsiung, Taiwan (incorporated by reference to Exhibit 10.27 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (27)

Land Lease agreement, dated January 10, 2005, among Manufacturing and Export Zone Administrative Department, Ministry of the Economy and Philips Building Electronics Industries (Taiwan) Ltd. for the real property inside the Nantzu Industrial District, Kaohsiung, Taiwan (incorporated by reference to Exhibit 10.28 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (28)

Land Lease agreement, dated May 20, 1999, among Manufacturing and Export Zone Administrative Department, Ministry of the Economy and Philips Building Electronics Industries (Taiwan) Ltd. for the real property inside the Nantzu Industrial District, Kaohsiung, Taiwan (incorporated by reference to Exhibit 10.29 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (29)

Land Lease agreement, dated November 1, 2005, among Manufacturing and Export Zone Administrative Department, Ministry of the Economy and Philips Building Electronics Industries (Taiwan) Ltd. for the real property inside the Nantzu Industrial District, Kaohsiung, Taiwan (incorporated by reference to Exhibit 10.30 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (30)

Lease agreement, dated September 5, 2006, among Thai Summit Tower Co., Ltd. and Philips Semi-conductor SMO (Thailand) Co., Ltd. for the real property at No. 1768 on New Phetburi Road, Khwaeng Bangkapi, Khet Houei Khwuang, Bangkok, Thailand (Thai Summit Tower) (incorporated by reference to Exhibit 10.31 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287))

Exhibit 4 (31)	Sale and Contribution agreement, dated April 10, 2008 among STMicroelectronics N.V. and NXP B.V.

Exhibit 8	List of Significant Subsidiaries.

Exhibit 12 (a)	Certification of R. Clemmer filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 12 (b)	Certification of K. Sundström filed pursuant to 17 CFR 240. 13a-14(a).

Exhibit 13 (a)	Certification of R. Clemmer furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 13 (b)	Certification of K. Sundström furnished pursuant to 17 CFR 240. 13a-14(b).

Exhibit 15 (b)

The 2008 Annual Report of NXP B.V. is furnished to the Securities and Exchange Commission for information only and is not filed except for such specific portions that are expressly incorporated by reference in this Report on Form 20-F.

* Pursuant to Exhibit Instruction 2(b)(i) of Form 20-F, this document has been omitted as an exhibit hereto. The registrant agrees to furnish a copy of this document to the Securities and Exchange Commission upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NXP B.V.
(Registrant)

/s/ Rick Clemmer	/s/ Karl Sundström
Rick Clemmer	Karl Sundström
(President, Chairman	(Executive Vice-President
of the Board of Management and	and Chief Financial Officer)
the Management Team)

Date: April 7, 2009