Form 20-F
period 2009-12-31
NXP B.V.
filed 2010-06-30
CIK 1396945

As filed with the Securities and Exchange Commission on June 30, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from             to

Commission file number 333-142287

NXP B.V.

(Exact name of Registrant as specified in its charter)

The Netherlands

(Jurisdiction of incorporation or organization)

High Tech Campus 60, Eindhoven 5656 AG, the Netherlands

(Address of principal executive offices)

Jean Schreurs, SVP and Senior Corporate Counsel High Tech Campus 60, 5656 AG, Eindhoven, the Netherlands

Telephone: +31 40 2728686 / E-mail: jean.schreurs@nxp.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Floating Rate Senior Secured Notes due 2013

Floating Rate Senior Secured Notes due 2013

7  7/8% Senior Secured Notes due 2014

8  5/8% Senior Notes due 2015

9  1/2% Senior Notes due 2015

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Class	Outstanding at December 31, 2009
Ordinary shares, par value EUR 455 per share	40 shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☐ Yes ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	☐ Yes ☒ No
Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S.GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).		☐ Yes ☒ No

Introduction

This annual report contains forward-looking statements that contain risks and uncertainties. Our actual results may differ significantly from future results as a results of factors such as those set forth in “Part I—Item 3. Key Information—D. Risk factors” and “Part I—Item 5. Operating and Financial Review and Prospects—G. Safe harbor”.

The financial information included in this annual report is based on U.S. GAAP, unless otherwise indicated.

In presenting and discussing our financial position, operating results and cash flows, management uses certain non-U.S. GAAP financial measures. These non-U.S. GAAP financial measures should not be viewed in isolation or as alternatives to the equivalent U.S. GAAP measure(s) and should be used in conjunction with the most directly comparable U.S. GAAP measure(s). A discussion of non-U.S. GAAP measures included in this annual report and a reconciliation of such measures to the most directly comparable U.S. GAAP measure(s) are contained in this annual report under “Part I—Item 5. Operating and Financial Review and Prospects—A. Operating results—Use of Certain Non-U.S. GAAP Financial Measures”.

Unless otherwise required, all references herein to “we”, “our”, “us”, “NXP” and the “Company” are to NXP B.V. and its consolidated subsidiaries.

A glossary of abbreviations and technical terms used in this annual report is set forth on page 105.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data.

The following table presents our selected historical combined and consolidated financial data. We prepare our financial statements in accordance with U.S. GAAP.

We have derived the selected consolidated statement of operations and other financial data for the years ended December 31, 2007, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008 and 2009, from our audited consolidated financial statements, included elsewhere in this annual report. We have derived the selected consolidated statement of operations and other financial data for the periods from September 29, 2006 (inception) to December 31, 2006 and the consolidated balance sheet data as of December 31, 2006 and 2007 from our audited consolidated financial statements, not included in this annual report. We have derived the selected combined statement of operations and other financial data for the year ended December 31, 2005, and for the period from January 1, 2006 to September 28, 2006 and the balance sheet data as of December 31, 2005 and September 28, 2006, from the audited combined financial statements of the former semiconductor business of Koninklijke Philips Electronics N.V. (“Philips”) and its consolidated subsidiaries, the “predecessor”, not included in this annual report.

The results of operations for prior years are not necessarily indicative of the results to be expected for any future period.

The selected historical combined and consolidated financial data should be read in conjunction with the discussion under “Part I—Item 5. Operating and Financial Review and Prospects—A. Operating results” and the consolidated financial statements and the accompanying notes included elsewhere in this annual report.

	Predecessor		NXP B.V.
	As of and for the year ended December 31,	As of and for the period from January 1 to September 28	As of and for the period from September 29 to December 31,	As of and for the years ended December 31,
($ in millions)	2005	2006	2006	2007	2008	2009
Consolidated Statements of Operations:
Sales	5,918	4,705	1,533	6,321	5,443	3,843
Cost of sales	(3,642)	(2,909)	(1,181)	(4,276)	(4,225)	(2,874)

Gross profit	2,276	1,796	352	2,045	1,218	969
Selling expenses	(377)	(343)	(114)	(425)	(400)	(277)
Impairment charges	—	—	—	—	(714)	(69)
Other general and administrative expenses	(540)	(382)	(250)	(1,189)	(1,161)	(734)
Research and development expenses	(1,277)	(920)	(332)	(1,328)	(1,199)	(777)
Write-off of acquired in-process research and development	—	—	(664)	(15)	(26)	—
Other income (expense)	45	22	4	134	(364)	(12)

	Predecessor		NXP B.V.
	As of and for the year ended December 31,	As of and for the period from January 1 to September 28	As of and for the period from September 29 to December 31,	As of and for the years ended December 31,
($ in millions)	2005	2006	2006	2007	2008	2009
Income (loss) from operations	127	173	(1,004)	(778)	(2,646)	(900)
Extinguishment of debt	—	—	—	—	—	1,020
Other financial income (expense)	(78)	(27)	(94)	(181)	(614)	(338)

Income (loss) before taxes	49	146	(1,098)	(959)	(3,260)	(218)
Income tax benefit (expense)	(126)	(81)	312	396	(46)	(17)

Income (loss) after taxes	(77)	65	(786)	(563)	(3,306)	(235)
Results relating to equity-accounted investees	(6)	4	(3)	(40)	(268)	74

Net income (loss)	(83)	69	(789)	(603)	(3,574)	(161)

Other Operating Data:
Capital expenditures	(459)	(580)	(143)	(549)	(379)	(96)
Depreciation and amortization(1)	1,016	588	1,044	1,547	2,010	938

Consolidated Statements of Cash Flows Data:
Net cash provided by (used in):
Operating activities	984	584	376	533	(622)	(745)
Investing activities	(445)	(570)	(237)	(678)	1,015	78
Financing activities	(507)	60	905	(22)	316	(80)

Consolidated balance sheet data:
Cash and cash equivalents	131	204	1,232	1,041	1,796	1,041
Total assets	4,748	5,216	12,944	13,816	10,327	8,673
Working capital(2)	445	562	1,574	1,081	1,355	870
Total debt(3)	1,758	730	5,836	6,078	6,367	5,283
Total business/stockholders’ equity	1,335	2,532	4,834	4,528	1,075	930

(1)	Depreciation and amortization include the cumulative net effect of purchase price adjustments related to a number of acquisitions and divestments, including the purchase by a consortium of private equity investors of an 80.1% interest in our business, described elsewhere in this annual report as our “Formation”. The cumulative net effects of purchase price adjustments in depreciation and amortization aggregated to $850 million in the period September 29 to December 31, 2006, $788 million in 2007, $713 million in 2008 and $391 million in 2009. In 2009, depreciation and amortization included $46 million related to depreciation of property, plant and equipment from exited product lines ($21 million) and depreciation and amortization due to disposals that occurred in connection with our restructuring activities ($4 million) and other incidental items ($21 million). For a detailed list of the acquisitions and a discussion of the effect of acquisition accounting, see “Part I—Item 5. Operating and Financial Review and Prospects—A. Operating results—Factors Affecting Comparability—Effect of Acquisition Accounting” contained elsewhere in this annual report. Depreciation and amortization also include impairments to goodwill and other intangibles, as well as write-offs in connection with acquired in-process research and development, if any.
(2)	Working capital is calculated as current assets less current liabilities (excluding short-term debt).
(3)	Total debt includes external debt and, for predecessor periods, amounts due to Philips. As adjusted for our cash and cash equivalents as of December 31, 2007, 2008 and 2009, our net debt was $5,037 million, $4,571 million and $4,242 million, respectively.

The majority of our expenses are incurred in euros, while most of our revenues are denominated in U.S. dollars. As used in this annual report, “euro”, or “€” means the single unified currency of the European Monetary Union. “U.S. dollar”, “USD”, “U.S.$” or “$” means the lawful currency of the United States of America. As used in this annual report, the term “noon buying rate” refers to the exchange rate for euro, expressed in U.S. dollars per euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in the city of New York for cable transfers in foreign currencies.

The table below shows the average noon buying rates for U.S. dollars per euro for the five years ended December 31, 2009 and the high, low and period end rates for each of those periods. The averages set forth in the table below have been computed using the noon buying rate on the last business day of each month during the periods indicated.

Year ended December 31,	Average
($ per €)
2005	1.2400
2006	1.2661
2007	1.3721
2008	1.4768
2009	1.3978

The following table shows the high and low noon buying rates for U.S. dollars per euro for each of the six months in the six-month period ended May 31, 2010 and for the period from June 1, 2010 through June 25, 2010:

Month	High	Low
	($ per €)
2009
December	1.5100	1.4243
2010
January	1.4536	1.3870
February	1.3955	1.3476
March	1.3758	1.3344
April	1.3666	1.3130
May	1.3183	1.2224
June (through June 25)	1.2385	1.1959

On June 25, 2010, the noon buying rate was $1.2332 per €1.00.

Fluctuations in the value of the euro relative to the U.S. dollar have had a significant effect on the translation into U.S. dollar of our euro assets, liabilities, revenues and expenses, and may continue to do so in the future. For further information on the impact of fluctuations in exchange rates on our operations, see “Part I—Item 3. Key Information—D. Risk factors—Fluctuations in foreign exchange rates may have an adverse effect on our financial results” and “Part I—Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risks”.

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

The following section provides an overview of the risks to which our business is exposed. You should carefully consider the risk factors described below and all other information contained in this annual report, including the financial statements and related notes. The occurrence of the risks described below could have a material adverse impact on our business, financial condition or results of operations. Various statements in this annual report, including the following risk factors, contain forward-looking statements. Please also refer to “Part I—Item 5. Operating and Financial Review and Prospects—G. Safe harbor”, elsewhere in this annual report.

The semiconductor industry is highly cyclical.

Historically, the relationship between supply and demand in the semiconductor industry has caused a high degree of cyclicality in the semiconductor market. Semiconductor supply is partly driven by manufacturing capacity, which in the past has demonstrated alternating periods of substantial capacity additions and periods in which no or limited capacity was added. As a general matter, semiconductor companies are more likely to add capacity in periods when current or expected future demand is strong and margins are, or are expected to be, high. Investments in new capacity can result in overcapacity, which can lead to a reduction in prices and margins. In response, companies typically limit further capacity additions, eventually causing the market to be relatively undersupplied. In addition, demand for semiconductors varies, which can exacerbate the effect of supply fluctuations. As a result of this cyclicality, the semiconductor industry has in the past experienced significant downturns, such as in 1997/1998, 2001/2002 and in 2008/2009, often in connection with, or in anticipation of, maturing life cycles of semiconductor companies’ products and declines in general economic conditions. These downturns have been characterized by diminishing demand for end-user products, high inventory levels, underutilization of manufacturing capacity and accelerated erosion of average selling prices. The foregoing risks have historically had, and may continue to have, a material adverse effect on our business, financial condition and results of operations.

The semiconductor industry is highly competitive. If we fail to introduce new technologies and products in a timely manner, this could adversely affect our business.

The semiconductor industry is highly competitive and characterized by constant and rapid technological change, short product lifecycles, significant price erosion and evolving standards. Accordingly, the success of our business depends to a significant extent on our ability to develop new technologies and products that are ultimately successful in the market. The costs related to the research and development necessary to develop new technologies and products are significant and any reduction of our research and development budget could harm our competitiveness. Meeting evolving industry requirements and introducing new products to the market in a timely manner and at prices that are acceptable to our customers are significant factors in determining our competitiveness and success. Commitments to develop new products must be made well in advance of any resulting sales, and technologies and standards may change during development, potentially rendering our products outdated or uncompetitive before their introduction. If we are unable to successfully develop new products, our revenues may decline substantially. Moreover, some of our competitors are well-established entities, are larger than us and have greater resources than we do. If these competitors increase the resources they devote to developing and marketing their products, we may not be able to compete effectively. Any consolidation among our competitors could enhance their product offerings and financial resources, further strengthening their competitive position. In addition, some of our competitors operate in narrow business areas relative to us, allowing them to concentrate their research and development efforts directly on products and services for those areas, which may give them a competitive advantage. As a result of these competitive pressures, we may face declining sales volumes or lower prevailing prices for our products, and we may not be able to reduce our total costs in line with this declining revenue. If any of these risks materialize, they could have a material adverse effect on our business, financial condition and results of operations.

In many of the market segments in which we compete, we depend on winning selection processes, and failure to be selected could adversely affect our business in those market segments.

One of our business strategies is to participate in and win competitive bid selection processes to develop products for use in our customers’ equipment and products. These selection processes can be lengthy and require us to incur significant design and development expenditures, with no guarantee of winning a contract or generating revenue. Failure to win new design projects and delays in developing new products with anticipated technological advances or in commencing volume shipments of these products may have an adverse effect on our business. This risk is particularly pronounced in markets where there are only a few potential customers and in the automotive market, where, due to the longer design cycles involved, failure to win a design-in could prevent access to a customer for several years. Our failure to win a sufficient number of these bids could result in reduced revenues and hurt our competitive position in future selection processes because we may not be perceived as being a technology or industry leader, each of which could have a material adverse effect on our business, financial condition and results of operations.

The demand for our products depends to a significant degree on the demand for our customers’ end products.

The vast majority of our revenues are derived from sales to manufacturers in the automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing markets. Demand in these markets fluctuates significantly, driven by consumer spending, consumer preferences, the development of new technologies and prevailing economic conditions. In addition, the specific products in which our semiconductors are incorporated may not be successful, or may experience price erosion or other competitive factors that affect the price manufacturers are willing to pay us. Such customers have in the past, and may, in the future, vary order levels significantly from period to period, request postponements to scheduled delivery dates, modify their orders or reduce lead times. This is particularly common during periods of low demand. This can make managing our business difficult, as it limits the predictability of future sales. It can also affect the accuracy of our financial forecasts. Furthermore, developing industry trends, including customers’ use of outsourcing and new and revised supply chain models, may affect our revenues, costs and working capital requirements. Additionally, a significant portion of our products is made to order.

If customers do not purchase products made specifically for them, we may not be able to resell such products to other customers or may not be able to require the customers who have ordered these products to pay a cancellation fee. The foregoing risks could have a material adverse effect on our business, financial condition and results of operations.

The semiconductor industry is characterized by significant price erosion, especially after a product has been on the market for a significant period of time.

One of the results of the rapid innovation that is exhibited by the semiconductor industry is that pricing pressure, especially on products containing older technology, can be intense. Product life cycles are relatively short, and as a result, products tend to be replaced by more technologically advanced substitutes on a regular basis. In turn, demand for older technology falls, causing the price at which such products can be sold to drop, in some cases precipitously. In order to continue profitably supplying these products, we must reduce our production costs in line with the lower revenues we can expect to receive per unit. Usually, this must be accomplished through improvements in process technology and production efficiencies. If we cannot advance our process technologies or improve our efficiencies to a degree sufficient to maintain required margins, we will no longer be able to make a profit from the sale of these products. Moreover, we may not be able to cease production of such products, either due to contractual obligations or for customer relationship reasons, and as a result may be required to bear a loss on such products. We cannot guarantee that competition in our core product markets will not lead to price erosion, lower revenue growth rates and lower margins in the future. Should reductions in our manufacturing costs fail to keep pace with reductions in market prices for the products we sell, this could have a material adverse effect on our business, financial condition and results of operations.

Our substantial amount of debt could adversely affect our financial health, which could adversely affect our results of operations.

We are highly leveraged. Our substantial indebtedness could materially adversely affect us by: making it more difficult for us to satisfy our payment obligations under our existing senior secured revolving credit facility (the “Secured Revolving Credit Facility”) or the “forward start” revolving credit facility (the “Forward Start Revolving Credit Facility”), as the case may be, and under our euro-denominated 10% super priority notes due July 15, 2013 (the “Euro Super Priority Notes”), U.S. dollar-denominated 10% super priority notes due July 15, 2013 (the “Dollar Super Priority Notes” and, together with the Euro Super Priority Notes, the “Super Priority

Notes”), the euro-denominated floating rate senior secured notes due October 15, 2013 (the “Euro Floating Rate Secured Notes”), U.S. dollar-denominated floating rate senior secured notes due October 15, 2013 (the “Dollar Floating Rate Secured Notes”), U.S. dollar-denominated 7 7/8% senior secured notes due October 15, 2014 (the “Dollar Fixed Rate Secured Notes” and together with the Euro Floating Rate Secured Notes and Dollar Floating Rate Secured Notes, the “Existing Secured Notes”) and our euro-denominated 8 5 /8% senior notes due October 15, 2015 (the “Euro Unsecured Notes”) and U.S. dollar-denominated 9 1/2% senior notes due October 15, 2015 (the “Dollar Unsecured Notes” and, together with our Euro Unsecured Notes, the “Existing Unsecured Notes”); limiting our ability to borrow money for working capital, restructurings, capital expenditures, research and development, investments, acquisitions or other purposes, if needed, and increasing the cost of any of these borrowings; requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, which reduces the funds available for operations and future business opportunities; limiting our flexibility in responding to changing business and economic conditions, including increased competition and demand for new services; placing us at a disadvantage when compared to those of our competitors that have less debt; and making us more vulnerable than those of our competitors who have less debt to a downturn in our business, industry or the economy in general. Despite our substantial indebtedness, we may still incur significantly more debt, which could further exacerbate the risks described above.

We may not be able to generate sufficient cash to service and repay all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions. In the future, we may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. We have had substantial negative cash flows from operations in the last two years. Our business may not generate sufficient cash flow from operations and future borrowings under our Secured Revolving Credit Facility or Forward Start Revolving Credit Facility, as the case may be, or from other sources may not be available to us, in an amount sufficient to enable us to repay our indebtedness, including the Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, the Super Priority Notes, the Existing Secured Notes or the Existing Unsecured Notes, or to fund our other liquidity needs, including our redesign program (the “Redesign Program”) and working capital and capital expenditure requirements, and we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness.

In addition, the availability of our Forward Start Revolving Credit Facility is subject to a number of conditions. If we do not satisfy these conditions, our Forward Start Revolving Credit Facility will not be available to refinance our Secured Revolving Credit Facility or for other purposes, and as a result we will lose an important source of liquidity.

A substantial portion of our indebtedness currently bears interest at floating rates, and therefore if interest rates increase, our debt service requirements will increase. We may therefore need to refinance or restructure all or a portion of our indebtedness, including the Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, the Super Priority Notes, the Existing Secured Notes and the Existing Unsecured Notes, on or before maturity.

If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity investments or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances, any of which could have a material adverse effect on our business, or seeking to restructure our debt through compromises, exchanges or insolvency processes.

If we cannot make scheduled payments on our debt, we will be in default and, as a result:

•	holders of our debt securities could declare all outstanding principal and interest to be due and payable;

•

the lenders under our Secured Revolving Credit Facility or Forward Start Revolving Credit Facility, as the case may be, could terminate their commitments to lend us money and/or foreclose against the assets securing any outstanding borrowings; and

•	we could be forced into bankruptcy or liquidation.

Goodwill and other identifiable intangible assets represent a significant portion of our total assets, and we may never realize the full value of our intangible assets.

Goodwill and other identifiable intangible assets are recorded at fair value on the date of acquisition. We review our goodwill and other intangible assets balance for impairment upon any indication of a potential impairment, and in the case of goodwill, at a minimum of once a year. Impairment may result from, among other things, deterioration in performance, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of or affect the products and services we sell, challenges to the validity of certain registered intellectual property, reduced sales of certain products incorporating registered intellectual property and a variety of other factors. The amount of any quantified impairment must be expensed immediately as a charge to results of operations. See “Part I—Item 5. Operating and Financial Review and Prospects—A. Operating results—Factors Affecting Comparability—Effect of Acquisition Accounting”, for the latest impairment charges that we have made. Depending on future circumstances, it is possible that we may never realize the full value of our intangible assets. Any future determination of impairment of goodwill or other identifiable intangible assets could have a material adverse effect on our financial position, results of operations and net worth.

As our business is global, we need to comply with laws and regulations in countries across the world and are exposed to international business risks that could adversely affect our business.

We operate globally, with manufacturing, assembly and testing facilities in several continents, and we market our products globally.

As a result, we are subject to environmental, labor and health and safety laws and regulations in each jurisdiction in which we operate. We are also required to obtain environmental permits and other authorizations or licenses from governmental authorities for certain of our operations and have to protect our intellectual property worldwide. In the jurisdictions where we operate, we need to comply with differing standards and varying practices of regulatory, tax, judicial and administrative bodies.

In addition, the business environment is also subject to many economic and political uncertainties, including the following international business risks:

•

negative economic developments in economies around the world and the instability of governments, currently Thailand, including the threat of war, terrorist attacks in the United States or in Europe, epidemic or civil unrest;

•	pandemics, which may adversely affect our workforce, as well as our local suppliers and customers in particular in Asia;

•	adverse changes in governmental policies, especially those affecting trade and investment;

•	foreign currency exchange, in particular with respect to the U.S. dollar, and transfer restrictions, in particular in Greater China; and

•	threats that our operations or property could be subject to nationalization and expropriation.

No assurance can be given that we have been or will be at all times in complete compliance with the laws and regulations to which we are subject or that we have obtained or will obtain the permits and other authorizations or licenses that we need. If we violate or fail to comply with laws, regulations, permits and other authorizations or licenses, we could be fined or otherwise sanctioned by regulators. In this case, or if any of the international business risks were to materialize or worsen, they could have a material adverse effect on our business, financial condition and results of operations.

In difficult market conditions, our high fixed costs combined with low revenues negatively affect our results of operations.

The semiconductor industry is characterized by high fixed costs and, notwithstanding our significant utilization of third-party manufacturing capacity, most of our production requirements are met by our own manufacturing facilities. In less favorable industry environments, we are generally faced with a decline in the utilization rates of our manufacturing facilities due to decreases in product demand. During such periods, our fabrication plants operate at a lower loading level, while the fixed costs associated with the full capacity continue to be incurred, resulting in lower gross profits.

The semiconductor industry is capital intensive and if we are unable to invest the necessary capital to operate and grow our business, we may not remain competitive.

To remain competitive, we must constantly improve our facilities and process technologies and carry out extensive research and development, each of which requires investment of significant amounts of capital. This risk is magnified by the relatively high level of debt we currently have, since we are required to use a portion of our cash flow to service that debt. If we are unable to generate sufficient cash or raise sufficient capital to meet both our debt service and capital investment requirements, or if we are unable to raise required capital on favorable terms when needed, this could have a material adverse effect on our business, financial condition and results of operations.

We are bound by the restrictions contained in the Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, and the Indentures, which may restrict our ability to pursue our business strategies.

Restrictive covenants in our Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, and the indentures related to the Super Priority Notes, the Existing Secured Notes, the Existing Unsecured Notes (collectively, the “Indentures”) limit our ability, among other things, to:

•	incur additional indebtedness or issue preferred stock;

•	pay dividends or make distributions in respect of our capital stock or make certain other restricted payments or investments;

•	repurchase or redeem capital stock;

•	sell assets, including capital stock of restricted subsidiaries;

•	agree to limitations on the ability of our restricted subsidiaries to make distributions;

•	enter into transactions with our affiliates;

•	incur liens;

•	guarantee indebtedness; and

•	engage in consolidations, mergers or sales of substantially all of our assets.

These restrictions could restrict our ability to pursue our business strategies. We are currently in compliance with all of our restrictive covenants.

Our failure to comply with the covenants contained in our Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, or the Indentures or our other debt agreements, including as a result of events beyond our control, could result in an event of default which could materially and adversely affect our operating results and our financial condition.

Our Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, and the Indentures require us to comply with various covenants. Even though we are currently in compliance with all of our covenants, if there were an event of default under any of our debt instruments that was not cured or waived, the holders of the defaulted debt could terminate commitments to lend and cause all amounts outstanding with respect to the debt to be due and payable immediately, which in turn could result in cross defaults under our other debt instruments. Our assets and cash flow may not be sufficient to fully repay borrowings under all of our outstanding debt instruments if some or all of these instruments are accelerated upon an event of default.

If, when required, we are unable to repay, refinance or restructure our indebtedness under, or amend the covenants contained in, our Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, or if a default otherwise occurs, the lenders under our Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, could elect to terminate their commitments thereunder, cease making further loans and issuing or renewing letters of credit, declare all outstanding borrowings and other amounts, together with accrued interest and other fees, to be immediately due and payable, institute enforcement proceedings against those assets that secure the extensions of credit under our Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, and thereby prevent us from making payments on our debt. Any such actions could force us into bankruptcy or liquidation.

We rely to a significant extent on proprietary intellectual property. We may not be able to protect this intellectual property against improper use by our competitors or others.

We depend significantly on patents and other intellectual property rights to protect our products and proprietary design and fabrication processes against misappropriation by others. We may in the future have difficulty obtaining patents and other intellectual property rights, and the patents we receive may be insufficient to provide us with meaningful protection or commercial advantage. We may not be able to obtain patent protection or secure other intellectual property rights in all the countries in which we operate, and under the laws of such countries, patents and other intellectual property rights may be or become unavailable or limited in scope. The protection offered by intellectual property rights may be inadequate or weakened for reasons or circumstances that are out of our control. Further, our trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors and other persons. In particular, intellectual property rights are difficult to enforce in the People’s Republic of China (PRC) and certain other countries, since the application and enforcement of the laws governing such rights may not have reached the same level as compared to other jurisdictions where we operate, such as the United States, Germany and the Netherlands. Consequently, operating in some of these nations may subject us to an increased risk that unauthorized parties may attempt to copy or otherwise use our intellectual property or the intellectual property of our suppliers or other parties with whom we engage. There is no assurance that we will be able to protect our intellectual property rights or have adequate legal recourse in the event that we seek legal or judicial enforcement of our intellectual property rights under the laws of such countries. Any inability on our part to adequately protect our intellectual property may have a material adverse effect on our business, financial condition and results of operations.

The intellectual property that was transferred or licensed to us from Philips may not be sufficient to protect our position in the industry.

In connection with our separation from Philips in 2006, Philips transferred approximately 5,300 patent families to us subject to certain limitations, including (1) any prior commitments to and undertakings with third parties entered into prior to the separation and (2) certain licenses retained by Philips. The licenses retained by Philips give Philips the right to sublicense to third parties in certain circumstances, which may divert revenue opportunities from us. Approximately 800 of the patent families transferred from Philips were transferred to ST-NXP Wireless (and subsequently ST-Ericsson, its successor) in connection with the contribution of our wireless operations to ST-NXP Wireless in 2008. Approximately 400 of the patent families transferred from Philips were transferred to Trident Microsystems, Inc. (“Trident”) in connection with the divestment of our television systems and set-top box business lines to Trident in 2010. Further, a number of other patent families have been transferred in the context of other transactions. Philips granted us a non-exclusive license (1) to all patents Philips holds but has not assigned to us, to the extent that they are entitled to the benefit of a filing date prior to the separation and for which Philips is free to grant licenses without the consent of or accounting to any third party and (2) to certain know-how that is available to us, where such patents and know-how relate (i) to our current products and technologies, as well as successor products and technologies, (ii) to technology that was developed for us prior to the separation and (iii) to technology developed pursuant to contract research co-funded by us. Philips has also granted us a non-exclusive royalty-free and irrevocable license (1) under certain patents for use in giant magneto-resistive devices outside the field of healthcare and bio applications, and (2) under certain patents relevant to polymer electronics resulting from contract research work co-funded by us in the field of radio frequency identification tags. Such licenses are subject to certain prior commitments and undertakings. However, Philips retained ownership of certain intellectual property related to our business, as well as certain rights with respect to intellectual property transferred to us in connection with the separation. There can be no guarantee that the patents transferred to us will be sufficient to assert offensively against our competitors, to be used as leverage to negotiate future cross-licenses or to give us freedom to operate and innovate in the industry. The strength and value of our intellectual property may be diluted if Philips licenses or otherwise transfers such intellectual property or such rights to third parties, especially if those third parties compete with us. The foregoing risks could have a material adverse effect on our business, financial condition and results of operations.

We may become party to intellectual property claims or litigation that could cause us to incur substantial costs, pay substantial damages or prohibit us from selling our products.

We have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other intellectual property rights of others. Further, we may become involved in costly litigation brought against us regarding patents, copyrights, trademarks, trade secrets or other intellectual property rights. If any such claims are asserted against us, we may seek to obtain a license under the third party’s intellectual property rights. We cannot assure you that we will be able to obtain any or all of the necessary licenses on satisfactory terms, if at all. In the event that we cannot obtain or take the view that we don’t need a license, these parties may file lawsuits against us seeking damages (and potentially treble damages in the United States) or an injunction against the sale of our products that incorporate allegedly infringed intellectual property or against the operation of our business as presently conducted. Such lawsuits, if successful, could result in an increase in the costs of selling certain of our products, our having to partially or completely redesign our products or stop the sale of some of our products and could cause damage to our reputation. Any litigation could require significant financial and management resources regardless of the merits or outcome, and we cannot assure you that we would prevail in any litigation or that our intellectual property rights can be successfully asserted in the future or will not be invalidated, circumvented or challenged. The award of damages, including material royalty payments, or the entry of an injunction against the manufacture and sale of some or all of our products, could affect our ability to compete or have a material adverse effect on our business, financial condition and results of operations.

We rely on strategic partnerships, joint ventures and alliances for manufacturing and research and development. However, we often do not control these partnerships and joint ventures, and actions taken by any of our partners or the termination of these partnerships or joint ventures could adversely affect our business.

As part of our strategy, we have entered into a number of long-term strategic partnerships with other leading industry participants. For example, we have entered into a joint venture with Taiwan Semiconductor Manufacturing Company Limited (“TSMC”) called Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”), and we operate jointly with Jilin Sino-Microelectronics Company Ltd. the joint venture, Jilin NXP

Semiconductors Ltd. (“Jilin”). We established Advanced Semiconductor Manufacturing Corporation Limited (“ASMC”) together with a number of Chinese partners, and together with Advanced Semiconductor Engineering Inc. (“ASE”), we established the assembly and test joint venture, ASEN Semiconductors Co. Ltd. (“ASEN”). Further, we formed NuTune Singapore Pte. Ltd (“NuTune”) with Technicolor, formerly known as Thomson S.A. (“Technicolor”). Under our alliance with Virage Logic Corporation (“Virage Logic”), we transferred our advanced CMOS semiconductor horizontal intellectual property technology and the related development team to Virage Logic. As a result of the transfer of our television systems and set-top box business lines to Trident, we acquired an equity stake in Trident. We also engage in alliances with respect to other aspects of our business, such as product development.

If any of our strategic partners in industry groups or in any of the other alliances we engage with were to encounter financial difficulties or change their business strategies, they may no longer be able or willing to participate in these groups or alliances, which could have a material adverse effect on our business, financial condition and results of operations. We do not control some of these strategic partnerships, joint ventures and alliances in which we participate. Even though we own 60% of the outstanding stock of Trident, for instance, we only have a 30% voting interest in participatory rights and only have a 60% voting interest for certain protective rights. We may also have certain obligations, including some limited funding obligations or take or pay obligations, with regard to some of our strategic partnerships, joint ventures and alliances. For example, we have made certain commitments to SSMC, in which we have a 61.2% ownership share, whereby we are obligated to make cash payments to SSMC should we fail to utilize, and TSMC does not utilize, an agreed upon percentage of the total available capacity at SSMC’s fabrication facilities if overall SSMC utilization levels drop below a fixed proportion of the total available capacity.

We have made and may continue to make acquisitions and engage in other transactions to complement or expand our existing businesses. However, we may not be successful in acquiring suitable targets at acceptable prices and integrating them into our operations, and any acquisitions we make may lead to a diversion of management resources.

Our future success may depend on acquiring businesses and technologies, making investments or forming joint ventures that complement, enhance or expand our current portfolio or otherwise offer us growth opportunities. If we are unable to identify suitable targets, our growth prospects may suffer, and we may not be able to realize sufficient scale advantages to compete effectively in all markets. In addition, in pursuing acquisitions, we may face competition from other companies in the semiconductor industry. Our ability to acquire targets may also be limited by applicable antitrust laws and other regulations in the United States, the European Union and other jurisdictions in which we do business. To the extent that we are successful in making acquisitions, we may have to expend substantial amounts of cash, incur debt, assume loss-making divisions and incur other types of expenses. We may also face challenges in successfully integrating acquired companies into our existing organization. Each of these risks could have a material adverse effect on our business, financial condition and results of operations.

We may from time to time desire to exit certain product lines or businesses, or to restructure our operations, but may not be successful in doing so.

From time to time, we may decide to divest certain product lines and businesses or restructure our operations, including through the contribution of assets to joint ventures. We have, in recent years, exited several of our product lines and businesses, and we have closed several of our manufacturing and research facilities. We may continue to do so in the future. However, our ability to successfully exit product lines and businesses, or to close or consolidate operations, depends on a number of factors, many of which are outside of our control. For example, if we are seeking a buyer for a particular business line, none may be available, or we may not be successful in negotiating satisfactory terms with prospective buyers. In addition, we may face internal obstacles to our efforts. In particular, several of our operations and facilities are subject to collective bargaining agreements and social plans or require us to consult with our employee representatives, such as work councils which may prevent or complicate our efforts to sell or restructure our businesses. In some cases, particularly with respect to our European operations, there may be laws or other legal impediments affecting our ability to carry out such sales or restructuring. If we are unable to exit a product line or business in a timely manner, or to restructure our operations in a manner we deem to be advantageous, this could have a material adverse effect on our business, financial condition and results of operations. Even if a divestment is successful, we may face indemnity and other liability claims by the acquirer or other parties.

Our Redesign Program may not be entirely successful or we may not make the projected continued progress in the future execution of our Redesign Program. The estimated future savings with regard to our Redesign Program are difficult to predict.

In September 2008, we announced our Redesign Program, targeted to reduce our annual cost base through major reductions of the manufacturing base, rightsizing of our central research and development and reduction of support functions. In the course of 2009, we accelerated and expanded the program. However, our savings from measures yet to be implemented may be lower than we currently anticipate, and they may or may not be realized on our anticipated time line. The cost of implementing the Redesign Program may also differ from our estimates and negative effects from the Redesign Program, such as customer dissatisfaction, may have a larger impact on our revenues than currently expected.

If we fail to extend or renegotiate our collective bargaining agreements and social plans with our labor unions as they expire from time to time, if regular or statutory consultation processes with employee representatives such as works councils fail or are delayed, or if our unionized employees were to engage in a strike or other work stoppage, our business and operating results could be materially harmed.

We are a party to collective bargaining agreements and social plans with our labor unions. We also are required to consult with our employee representatives, such as works councils, on items such as restructurings, acquisitions and divestitures. Although we believe that our relations with our employees, employee representatives and unions are satisfactory, no assurance can be given that we will be able to successfully extend or renegotiate these agreements as they expire from time to time or to conclude the consultation processes in a timely and favorable way. The impact of future negotiations and consultation processes with employee representatives could have a material impact on our financial results. Also, if we fail to extend or renegotiate our labor agreements and social plans, if significant disputes with our unions arise, or if our unionized workers engage in a strike or other work stoppage, we could incur higher ongoing labor costs or experience a significant disruption of operations, which could have a material adverse effect on our business.

Our working capital needs are difficult to predict.

Our working capital needs are difficult to predict and may fluctuate. The comparatively long period between the time at which we commence development of a product and the time at which it may be delivered to a customer leads to high inventory and work-in-progress levels. The volatility of our customers’ own businesses and the time required to manufacture products also makes it difficult to manage inventory levels and requires us to stockpile products across many different specifications.

Our business may be adversely affected by costs relating to product defects, and we could be faced with product liability and warranty claims.

We make highly complex electronic components and, accordingly, there is a risk that defects may occur in any of our products. Such defects can give rise to significant costs, including expenses relating to recalling products, replacing defective items, writing down defective inventory and loss of potential sales. In addition, the occurrence of such defects may give rise to product liability and warranty claims, including liability for damages caused by such defects. If we release defective products into the market, our reputation could suffer and we could lose sales opportunities and become liable to pay damages. Moreover, since the cost of replacing defective semiconductor devices is often much higher than the value of the devices themselves, we may at times face damage claims from customers in excess of the amounts they pay us for our products, including consequential damages. We also face exposure to potential liability resulting from the fact that our customers typically integrate the semiconductors we sell into numerous consumer products, which are then sold into the marketplace. We are exposed to product liability claims if our semiconductors or the consumer products based on them malfunction and result in personal injury or death. We may be named in product liability claims even if there is no evidence that our products caused the damage in question, and such claims could result in significant costs and expenses relating to attorneys’ fees and damages. In addition, our customers may recall their products if they prove to be defective or make compensatory payments in accordance with industry or business practice or in order to maintain good customer relationships. If such a recall or payment is caused by a defect in one of our products, our customers may seek to recover all or a portion of their losses from us. If any of these risks materialize, our reputation would be harmed and there could be a material adverse effect on our business, financial condition and results of operations.

Our business has suffered, and could in the future suffer, from manufacturing problems.

We manufacture our products using processes that are highly complex, require advanced and costly equipment and must continuously be modified to improve yields and performance. Difficulties in the production process can reduce yields or interrupt production, and, as a result of such problems, we may on occasion not be able to deliver products or in a timely or cost-effective or competitive manner. As the complexity of both our products and our fabrication processes has become more advanced, manufacturing tolerances have been reduced and requirements for precision have become more demanding. As is common in the semiconductor industry, we have in the past experienced manufacturing difficulties that have given rise to delays in delivery and quality control problems. There can be no assurance that any such occurrence in the future would not materially harm our results of operations. Further, we may suffer disruptions in our manufacturing operations, either due to production difficulties such as those described above or as a result of external factors beyond our control. We may, in the future, experience manufacturing difficulties or permanent or temporary loss of manufacturing capacity due to the preceding or other risks. Any such event could have a material adverse effect on our business, financial condition and results of operations.

We rely on the timely supply of equipment and materials and could suffer if suppliers fail to meet their delivery obligations or raise prices. Certain equipment and materials needed in our manufacturing operations are only available from a limited number of suppliers.

Our manufacturing operations depend on deliveries of equipment and materials in a timely manner and, in some cases, on a just-in-time basis. From time to time, suppliers may extend lead times, limit the amounts supplied to us or increase prices due to capacity constraints or other factors. Supply disruptions may also occur due to shortages in critical materials, such as silicon wafers or specialized chemicals. Because the equipment that we purchase is complex, it is frequently difficult or impossible for us to substitute one piece of equipment for another or replace one type of material with another. A failure by our suppliers to deliver our requirements could result in disruptions to our manufacturing operations. Our business, financial condition and results of operations could be harmed if we are unable to obtain adequate supplies of quality equipment or materials in a timely manner or if there are significant increases in the costs of equipment or materials.

Failure of our outside foundry suppliers to perform could adversely affect our ability to exploit growth opportunities.

We currently use outside suppliers or foundries for a portion of our manufacturing capacity. Outsourcing our production presents a number of risks. If our outside suppliers are unable to satisfy our demand, or experience manufacturing difficulties, delays or reduced yields, our results of operations and ability to satisfy customer demand could suffer. In addition, purchasing rather than manufacturing these products may adversely affect our gross profit margin if the purchase costs of these products are higher than our own manufacturing costs would have been. Our internal manufacturing costs include depreciation and other fixed costs, while costs for products outsourced are based on market conditions. Prices for foundry products also vary depending on capacity utilization rates at our suppliers, quantities demanded, product technology and geometry. Furthermore, these outsourcing costs can vary materially from quarter to quarter and, in cases of industry shortages, they can increase significantly, negatively affecting our gross profit.

Loss of our key management and other personnel, or an inability to attract such management and other personnel, could affect our business.

We depend on our key management to run our business and on our senior engineers to develop new products and technologies. Our success will depend on the continued service of these individuals. In particular, if at any time the Private Equity Consortium reduces its shareholding in us or no longer jointly holds at least 30% of our common stock, vested stock options granted under our stock option plans would become exercisable. Further, if the aggregate shareholding of the Private Equity Consortium in us is reduced to below 30%, all outstanding and unvested stock options will vest. Upon the exercise of stock options, stock option holders will acquire (depository receipts for) shares of our common stock and will have the right to sell these (depository receipts for) shares pro rata with the sale by the Private Equity Consortium. Approximately 135 current and former employees hold stock options. In addition to the stock option plans, we have an equity rights program in place, in which approximately 1,045 current and former employees participate. If the Private Equity Consortium reduces its aggregate shareholding in us to below 30%, equity rights holders will receive (depository receipts for) shares of our common stock, and may sell such (depository receipts for) our common stock. We cannot predict the impact of such an event on our ability to retain key personnel. The loss of any of our key personnel, whether due to departures, death, ill health or otherwise, could have a material adverse effect on our business. The market for qualified employees, including skilled engineers and other individuals with the required technical expertise to succeed in our business, is highly competitive and the loss of qualified employees or an inability to attract, retain and motivate the additional highly skilled employees required for the operation and expansion of our business could hinder our ability to successfully conduct research activities or develop marketable products. The foregoing risks could have a material adverse effect on our business.

Disruptions in our relationships with any one of our key customers could adversely affect our business.

A substantial portion of our sales is derived from our top customers, including our distributors. We cannot guarantee that we will be able to generate similar levels of sales from our largest customers in the future. Should one or more of these customers substantially reduce their purchases from us, this could have a material adverse effect on our business, financial condition and results of operations.

We receive subsidies and grants in certain countries, and a reduction in the amount of governmental funding available to us or demands for repayment could increase our costs and affect our results of operations.

As is the case with other large semiconductor companies, we receive subsidies and grants from governments in some countries. These programs are subject to periodic review by the relevant governments, and if any of these programs are curtailed or discontinued, this could have a material adverse effect on our business, financial condition and results of operations. As the availability of government funding is outside our control, we cannot guarantee that we will continue to benefit from government support or that sufficient alternative funding will be available if we lose such support. Moreover, should we terminate any activities or operations, including strategic alliances or joint ventures, we may face adverse actions from the local governmental agencies providing such subsidies to us. In particular, such government agencies could seek to recover such subsidies from us and they could cancel or reduce other subsidies we receive from them. This could have a material adverse effect on our business, financial condition and results of operations.

Legal proceedings covering a range of matters are pending in various jurisdictions. Due to the uncertainty inherent in litigation, it is difficult to predict the final outcome. An adverse outcome might affect our results of operations.

We and certain of our businesses are involved as plaintiffs or defendants in legal proceedings in various matters. Although the ultimate disposition of asserted claims and proceedings cannot be predicted with certainty, our financial position and results of operations could be affected by an adverse outcome.

For example, we are the subject of an investigation by the European Commission in connection with alleged violations of competition laws in connection with the smart card chips we produce. The European Commission stated in its release on January 7, 2009 that it would start investigations in the smart card chip sector because it has reason to believe that the companies concerned may have violated European Union competition rules, which prohibits certain practices such as price fixing, customer allocation and the exchange of commercially sensitive information. As a company active in the smart card chip sector, we are subject to the ongoing investigation. We are cooperating in the investigation. If the European Commission were to find that we violated European Union competition laws, it could impose fines and penalties on our company that, while the amounts cannot be predicted with certainty, we believe would not have a material adverse effect on our consolidated financial position. However, any such fines or penalties may be material to our consolidated statement of operations for a particular period.

Fluctuations in foreign exchange rates may have an adverse effect on our financial results.

A majority of our expenses are incurred in euro, while most of our revenues are denominated in U.S. dollars. Accordingly, our results of operations may be affected by changes in exchange rates, particularly between the euro and the U.S. dollar. In addition, despite the fact that a majority of our revenues are denominated in U.S. dollars and a substantial portion of our debt is denominated in U.S. dollars, we have euro denominated assets and liabilities and the impact of currency translation adjustments to such assets and liabilities will have a negative effect on our results. We continue to hold or convert most of our cash in euro as a hedge for euro expenses, euro interest payments and payments in relation to the Redesign Program. We are exposed to fluctuations in exchange rates when we convert U.S. dollars to euro.

We are exposed to a variety of financial risks, including currency risk, interest rate risk, liquidity risk, commodity price risk, credit risk and other non-insured risks, which may have an adverse effect on our financial results.

We are a global company and, as a direct consequence, movements in the financial markets may impact our financial results. We are exposed to a variety of financial risks, including currency fluctuations, interest rate risk, liquidity risk, commodity price risk and credit risk and other non-insured risks. We enter into diverse financial transactions with several counterparties to mitigate our currency risk. Derivative instruments are only used for hedging purposes. The rating of our debt by major rating agencies or banks may improve or further deteriorate. As a result, our additional borrowing capacity and financing costs may be impacted. We are also a purchaser of certain base metals, precious metals and energy used in the manufacturing process of our products. Currently, we do not use financial derivative instruments to manage exposure to fluctuations in commodity prices. Credit risk represents the loss that would be recognized at the reporting date if counterparties failed to perform upon their agreed payment obligations. Credit risk is present within our trade receivables. Such exposure is reduced through ongoing credit evaluations of the financial conditions of our customers and by adjusting payment terms and credit limits when appropriate. We invest available cash and cash equivalents with various financial institutions and are in that respect exposed to credit risk with these counterparties. We actively manage concentration risk on a daily basis adhering to a treasury management policy. Cash is invested and financial transactions are concluded where possible with financial institutions with a strong credit rating. If we are unable to successfully manage these risks, they could have a material adverse effect on our business, financial condition and results of operations.

The impact of a negative performance of financial markets and demographic trends on our defined benefit pension liabilities and costs cannot be predicted and may be severe.

We hold defined benefit pension plans in a number of countries and a significant number of our employees are covered by our defined-benefit pension plans. As of December 31, 2009, we had recognized a net accrued benefit liability of $179 million, representing the unfunded benefit obligations of our defined pension plan. The funding status and the liabilities and costs of maintaining such defined benefit pension plans may be impacted by financial market developments. For example, the accounting for such plans requires determining discount rates, expected rates of compensation and expected returns on plan assets, and any changes in these variables can have a significant impact on the projected benefit obligations and net periodic pension costs. Negative performance of the financial markets could also have a material impact on funding requirements and net periodic pension costs. Our defined benefit pension plans may also be subject to demographic trends. Accordingly, our costs to meet pension liabilities going forward may be significantly higher than they are today, which could have a material adverse impact on our financial condition.

Changes in the tax deductibility of interest may adversely affect our financial position and our ability to service the obligations under our indebtedness.

There is political discussion in the Netherlands on limiting the deductibility of interest on excessive acquisition debt incurred by acquisition holding companies. The current outgoing government (the date for election of the new Dutch lower house has been set for June 9, 2010) announced to submit a legislative proposal to that effect in December 2009. On April 7, 2010, a committee appointed by the Dutch ministry of finance published its report. This report contains a general description of potential measures that may effectively limit deductibility of interest, including interest on acquisition debt. It is currently unclear whether a legislative proposal will actually be submitted to parliament. Also, it is unclear whether such a legislative proposal would limit the tax deductibility of the interest payable by us under our indebtedness. However, if it does, this may adversely affect our financial position and our ability to service the obligations under our indebtedness.

We are exposed to a number of different tax uncertainties, which could have an impact on tax results.

We are required to pay taxes in multiple jurisdictions. We determine the taxation we are required to pay based on our interpretation of the applicable tax laws and regulations in the jurisdictions in which we operate. We may be subject to unfavorable changes in the respective tax laws and regulations to which we are subject. Tax controls or audits and changes in tax laws or regulations or the interpretation given to them may expose us to negative tax consequences, including interest payments and potentially penalties. We have issued transfer-pricing directives in the area of goods, services and financing, which are in accordance with the Guidelines of the Organization of Economic Co-operation and Development. As transfer pricing has a cross border effect, the focus of local tax authorities on implemented transfer pricing procedures in a country may have an impact on results in another country. In order to mitigate the transfer pricing uncertainties within our deployment, measures have been taken and a monitoring system has been put in place. On a regular basis, audits are executed to test the correct implementation of the transfer pricing directives.

Uncertainties can also result from disputes with local tax authorities about transfer pricing of internal deliveries of goods and services or related to financing, acquisitions and divestments, the use of tax credits and permanent establishments, and losses carried forward. These uncertainties may have a significant impact on local tax results. We have various tax assets partly resulting from the acquisition of our business from Philips in 2006 and from other acquisitions. Tax assets can also result from the generation of tax losses in certain legal entities. Tax authorities may challenge these tax assets. In addition, the value of the tax assets resulting from tax losses carried forward depends on having sufficient taxable profits in the future.

In our internal control over financial reporting, we identified a material weakness. If we fail to remedy this weakness or otherwise fail to achieve and maintain effective internal controls on a timely basis, our internal controls would be considered ineffective for purposes of Section 404 of the Sarbanes-Oxley Act. Ineffective internal control also could have an adverse impact on our reputation and share price.

We are required to establish and periodically assess the design and operating effectiveness of our internal control over financial reporting. In connection with our assessment of the internal control over financial reporting for the year ended December 31, 2009, we identified a deficiency related to the accounting and disclosure for income taxes, which we concluded constituted a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that we identified relates to the execution of the procedures surrounding the preparation and review of our income tax provision as of December 31, 2009. In particular, the execution of our controls did not ensure the accuracy and validity of our acquisition accounting adjustments and the determination of the valuation allowance for deferred tax assets. Part of the identified issue was caused by the complexity that resulted from the fact that step-ups from acquisitions are accounted for centrally.

We are actively remediating the identified material weakness, but no assurance can be given that such condition will be fully remedied in a timely fashion. If we fail to remedy this material weakness or otherwise fail to achieve and maintain effective internal control on a timely basis, our internal controls would be considered ineffective for purposes of Section 404 of the Sarbanes-Oxley Act.

Despite the compliance procedures that we adopted, there may from time to time exist flaws in our control systems that could adversely affect the accuracy and reliability of our periodic reporting. Our periodic reporting is the basis of investors’ and other market professionals’ understanding of our businesses. Imperfections in our periodic reporting could create uncertainty regarding the reliability of our results of operations and financial results, which in turn could have a material adverse impact on our reputation or share price.

Environmental laws and regulations expose us to liability and compliance with these laws and regulations, and any such liability may adversely affect our business.

We are subject to many environmental, health and safety laws and regulations in each jurisdiction in which we operate, which govern, among other things, emissions of pollutants into the air, wastewater discharges, the use and handling of hazardous substances, waste disposal, the investigation and remediation of soil and ground water contamination and the health and safety of our employees. We are also required to obtain environmental permits from governmental authorities for certain of our operations. We cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators.

As with other companies engaged in similar activities or that own or operate real property, we face inherent risks of environmental liability at our current and historical manufacturing facilities. Certain environmental laws impose strict, and in certain circumstances, joint and several liabilities on current or previous owners or operators of real property for the cost of investigation, removal or remediation of hazardous substances as well as liability for related damages to natural resources. Certain of these laws also assess liability on persons who arrange for hazardous substances to be sent to disposal or treatment facilities when such facilities are found to be contaminated. Soil and groundwater contamination has been identified at some of our current and former properties resulting from historical, ongoing or third-party activities. We are in the process of investigating and remediating contamination at some of these sites. While we do not expect that any contamination currently known to us will have a material adverse effect on our business, we cannot assure you that this is the case or that we will not discover new facts or conditions or that environmental laws or the enforcement of such laws will not change such that our liabilities would be increased significantly. In addition, we could also be held liable for consequences arising out of human exposure to hazardous substances or other environmental damage. In summary, we cannot assure you that our costs of complying with current and future environmental and health and safety laws, or our liabilities arising from past or future releases of, or exposures to, regulated materials, will not have a material adverse effect on our business, financial conditions and results of operations.

Scientific examination of, political attention to and rules and regulations on issues surrounding the existence and extent of climate may result in an increase in the cost of production due to increase in the prices of energy and introduction of energy or carbon tax. A variety of regulatory developments have been introduced that focus on restricting or managing the emission of carbon dioxide, methane and other greenhouse gasses. Enterprises may need to purchase at higher costs new equipment or raw materials with lower carbon footprints. These developments and further legislation that is likely to be enacted could affect our operations negatively. Changes in environmental regulations could increase our production costs, which could adversely affect our results of operations and financial condition.

Certain natural disasters, such as coastal flooding, large earthquakes or volcanic eruptions, may negatively impact our business. There is increasing concern that climate change is occurring and may cause a rising number of natural disasters.

If coastal flooding, a large earthquake, volcanic eruption or other natural disaster were to directly damage, destroy or disrupt our manufacturing facilities, it could disrupt our operations, delay new production and shipments of existing inventory or result in costly repairs, replacements or other costs, all of which would negatively impact our business. Even if our manufacturing facilities are not directly damaged, a large natural disaster may result in disruptions in distribution channels or supply chains. For instance, the dislocation of the transport services following volcanic eruptions in Iceland in April 2010 caused us delays in distribution of our products. The impact of such occurrences depends on the specific geographic circumstances but could be significant, as some of our factories are located in islands with known earthquake fault zones, including the Philippines, Singapore or Taiwan. There is increasing concern that climate change is occurring and may have dramatic effects on human activity without aggressive remediation steps. A modest change in temperature may cause a rising number of natural disasters. We cannot predict the economic impact, if any, of natural disasters or climate change.

The Private Equity Consortium controls us and this control limits your ability to influence our significant corporate transactions. The Private Equity Consortium may have conflicts of interest with other stakeholders in the future.

A consortium of funds advised by Kohlberg Kravis Roberts & Co. L.P., Bain Capital Partners, LLC, Silver Lake Management Company, L.L.C., Apax Partners LLP and AlpInvest Partners N.V. (collectively, the “Private Equity Consortium”) controls us. As a result, the Private Equity Consortium will continue to be able to influence or control the election and removal of our directors, our corporate and management policies, potential mergers or acquisitions, payment of dividends, asset sales and other significant corporate transactions. We cannot assure you that the interests of the Private Equity Consortium will coincide with the interests of our other stakeholders, particularly if we encounter financial difficulties or are unable to pay our debts when due.

United States civil liabilities may not be enforceable against us.

We are incorporated under the laws of the Netherlands and substantial portions of our assets are located outside of the United States. In addition, certain members of our board, our officers and certain experts named herein reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such other persons residing outside the United States, or to enforce outside the United States judgments obtained against such persons in U.S. courts in any action. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. laws.

There is no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in the Netherlands unless the underlying claim is re-litigated before a Dutch court. Under current practice however, a Dutch court will generally grant the same judgment without a review of the merits of the underlying claim if (i) that judgment resulted from legal proceedings compatible with Dutch notions of due process, (ii) that judgment does not contravene public policy of the Netherlands and (iii) the jurisdiction of the United States federal or state court has been based on internationally accepted principles of private international law.

Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us or members of our board of directors, officers or certain experts named herein who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters.

In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our board of directors, our officers or certain experts named herein in an original action predicated solely upon the U.S. laws brought in a court of competent jurisdiction in the Netherlands against us or such members, officers or experts, respectively.

Item 4. Information on the Company

A. History and development of the Company.

Name and History

Our legal name is NXP B.V. and our commercial name is “NXP” or “NXP Semiconductors”.

We were incorporated in the Netherlands as a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) on December 21, 1990, as a wholly owned subsidiary of Philips. In connection with the sale by Philips of 80.1% of its semiconductor business to the Private Equity Consortium on September 29, 2006, we changed our name from Philips Semiconductors International B.V. to NXP B.V. The Private Equity Consortium invested in our company through KASLION Holding B.V., a Dutch private company with limited liability and NXP Semiconductors N.V. (formerly KASLION Acquisition B.V.), a Dutch public company with limited liability.

Our corporate seat is in Eindhoven, the Netherlands. Our principal executive office is at High Tech Campus 60, 5656 AG Eindhoven, the Netherlands, and our telephone number is +31 40 2729233. Our registered agent in the United States is NXP Semiconductors USA, Inc., 1109 McKay Drive, CA 95131 San Jose, United States of America, phone number +1 408 4343000.

Recent Developments

Potential Initial Public Offering of Common Stock by Holding Company

On April 16, 2010, our holding company, NXP Semiconductors N.V., filed a registration statement with the Securities and Exchange Commission for a potential initial public offering of its common stock. Further amendments to the registration statement have been filed on May 24, 2010, June 10, 2010 and June 30, 2010.

Forward Start Revolving Credit Facility

On May 10, 2010, we entered into a €458 million Forward Start Revolving Credit Facility to refinance our existing Secured Revolving Credit Facility. The Forward Start Revolving Credit Facility will become available to us on September 28, 2012, the maturity date of our current Secured Revolving Credit Facility, subject to specified terms and conditions, and will mature on September 28, 2015. The conditions to utilization of the

Forward Start Revolving Credit Facility are described under “Part I—Item 5. Operating and Financial Review and Prospects B. Liquidity and Capital Resources—Debt Position”.

Tax Incentives for Research and Development in the Netherlands

Effective January 1, 2007, as further amended on January 1, 2010, Dutch corporate tax legislation provides for a specific tax benefit for research and development activities, generally referred to as the “Innovation Box”. In April 2010, the Dutch tax authorities and NXP agreed on the applicability of this regime for NXP. Under the current Dutch tax regime, income that is attributable to patented technology and gains on the sale of patented technology is subject to an effective tax rate of 5% (10% prior to 2010), in lieu of the Dutch statutory corporate income tax rate of 25.5%. Residual income derived from “contract research and development” that has been performed for the risk and account of the Dutch patent owner also qualifies for the tax benefit.

Since expenses relating to research and development activities are deductible from income taxed at ordinary rates, the 5% effective rate for income from patents applies to the extent that our research and development costs have been recaptured with qualifying income from technology.

We own and manage a portfolio of a large number of patents and patent applications, most of which are legally and beneficially owned by our Dutch entities. Research and development is conducted by us in our Dutch research and development centers and through contract research and development agreements between us, as principal, in the Netherlands and our research and development centers outside the Netherlands. Our operating model is such that the majority of our income is generated by our activities in the Netherlands. In the fourth quarter of 2009, we completed the transfer of most of our sales activities from our worldwide subsidiaries to the Dutch sales entity. As a result of this transfer, local in-house distributors have been transformed into local agents. Accordingly, most of our sales to our customers will be earned by our Dutch sales entity.

The portion of our income that will be subject to the 5% tax rate for income from technology is directly related to the amount of our earnings in the Netherlands. Following discussions with the Dutch tax authorities on the application of the tax incentive to our Dutch operations, in April 2010, we received a private letter ruling from the Dutch tax authorities which confirms the application of the tax incentive to our Dutch operations and establishes the methodology to be used to determine our income from technology. The better we perform, the greater the income allocable to the Netherlands will be and thus the greater benefit we will realize from the described Dutch tax regime. In addition, we have current Dutch tax losses that will expire in 2017 and the tax incentive for research and development activities included in the Netherlands Corporate Tax Act (Wet op de Vennootschapsbelasting 1969) has an unlimited term. We believe that our long-term effective cash tax rate (once our net operating losses have been utilized) will be in the range of 12% to 14% as a result of the combined effect of our operating model and the Dutch tax incentive for research and development activities. This estimate is based on the methodology that the Dutch tax authorities use to determine our income from technology, our assumptions with respect to growth of our earnings and our transfer pricing framework under which we expect the majority of our earnings before tax to be allocated to the Dutch sales entity. Our effective cash tax rate is subject to the uncertainties described under “Part I—Item 3. Key Information—D. Risk factors—We are exposed to a number of different tax uncertainties, which could have an impact on tax results” and the successful implementation of our Redesign Program. We currently expect our long-term effective cash tax rate, once our net operating losses have been utilized, to remain in this range for the foreseeable future.

Moversa Merger

On February 23, 2010, we acquired the 50% stake owned by Sony Corporation (“Sony”) in Moversa GmbH (“Moversa”), and merged Moversa with our subsidiary NXP Semiconductors Austria GmbH. Moversa was established as a joint venture with Sony in November 2007 and provides secure chips for contactless services.

See also note 4 “Acquisitions and divestments” to our consolidated financial statements.

Trident Transaction

On February 8, 2010, Trident completed its acquisition of our television systems and set-top box business lines. As a result of the transaction, we now own 60% of the outstanding stock of Trident, with a 30% voting interest in participatory rights and a 60% voting interest for certain protective rights only. Considering the terms and conditions agreed between the parties, we will account for our investment in Trident under the equity method.

See also note 4 “Acquisitions and divestments” to our consolidated financial statements.

NXP Repositioning and Redesign

Since our separation from Philips in 2006, we have significantly repositioned our business and market strategy. Further, in September 2008, we launched our Redesign Program to better align our costs with our more focused business scope and to achieve a world-class cost structure and processes. The Redesign Program was subsequently accelerated and expanded from its initial scope. Key elements of our repositioning and redesign are:

Our Repositioning

•

New leadership team. Nine of the twelve members of our executive management team are new to the Company or new in their roles since our separation from Philips in 2006, and six of the twelve have been recruited from outside NXP. Prior to joining NXP, our chief executive officer and chief financial officer, Rick Clemmer and Karl-Henrik Sundström, played leading roles in programs that significantly enhanced the performance of their previous companies, Agere Systems Inc. (“Agere”) and Ericsson, respectively. Mike Noonen, our executive vice president of sales, joined us from National Semiconductor Corporation (“National Semiconductor”), where he led global sales and marketing during a period of significant gross margin expansion. Chris Belden, our executive vice president of Operations, implemented the manufacturing redesign program of Freescale Semiconductor, Inc. (“Freescale”), formerly part of Motorola, Inc. (“Motorola”), between 2002 and 2005, that resulted in significant margin improvement. Ruediger Stroh joined us from LSI and previously Agere, where he helped to turn its hard disk-drive business into a market leader with strong profitability, and within NXP now manages our High-Performance Mixed-Signal businesses focused on identification applications. Alexander Everke came to NXP from Infineon Technologies AG (“Infineon”), where he led its global sales organization and helped to restructure the company’s go-to-market model while driving significant top-line growth and within NXP now manages our High-Performance Mixed-Signal businesses, focusing on wireless infrastructure, lightning, industrial, mobile, consumer and computing applications.

•

Focus on High-Performance Mixed-Signal solutions. We have implemented our strategy of focusing on High-Performance Mixed-Signal solutions because we believe it to be an attractive market in terms of growth, barriers to entry, relative business and pricing stability, and capital intensity. Several transactions have been core to our strategic realignment and focus on High-Performance Mixed-Signal: in September 2007, we divested our cordless phone system-on-chip business to DSPG; in July 2008, we contributed our wireless activities to the ST-NXP Wireless joint venture (our stake in which was subsequently sold, with the business being renamed “ST-Ericsson”); and in February 2010, we merged our television systems and set-top box business with Trident. Our primary motivations for exiting the system-on-chip markets for wireless activities and consumer applications were the significant research and development investment requirements and high customer concentration inherent in these markets, which make these businesses less profitable and predictable than our High-Performance Mixed-Signal and Standard Products businesses. Over the same period, we significantly increased our research and development investments in the High-Performance Mixed-Signal applications on which we focus.

•	New customer engagement strategy. We have implemented a new approach to serving our customers and have invested in significant additional resources in our sales and marketing organizations. In spite of the recent economic downturn, we hired over 100 additional field application engineers over the past year in order to better serve our customers with High-Performance Mixed-Signal solutions. We have also created “application marketing” teams that focus on delivering solutions that include as many suitable NXP components as possible in their system reference designs, which helps us achieve greater cross-selling between our various product lines, while helping our customers accelerate their time to market. With the increased number of application engineers and our applications marketing approach, we are able to engage with more design locations ranging from our largest, highest volume customers to the mid-size customers who typically have lower volumes but attractive margins.

•

New market-oriented segments. On January 1, 2010, we reorganized our prior segments into two market-oriented business segments, High-Performance Mixed-Signal and Standard Products, and two other reportable segments, Manufacturing Operations, and Corporate and Other.

Our Redesign Program

•

Streamlined cost structure. We currently expect to achieve over $650 million in annual savings in the course of 2011, as compared to our annualized third quarter results for 2008, which was the quarter during which we contributed our wireless operations to ST-NXP Wireless GmbH (which ultimately became ST-Ericsson). These savings will be primarily achieved through a combination of headcount reductions, factory closings and restructuring of our IT infrastructure. We estimate the total costs of the accelerated and expanded Redesign Program to be no greater than $750 million by the end of 2011, compared with the original total cost estimate for the initial program of $700 million by the end of 2010.

•

Leaner manufacturing base. As a part of our Redesign Program, we have significantly reduced our overall manufacturing footprint, particularly in high cost geographies. Our current manufacturing strategy focuses on capabilities that differentiate NXP in terms of product features, process capabilities, cost, supply chain and quality. Accordingly, our wafer factory in Caen, France was sold in June 2009, our production facility in Fishkill, New York was closed in July 2009, ahead of schedule, and in January 2010, we closed part of our front-end manufacturing in Hamburg, Germany. We have also initiated process and product transfer programs from our ICN5 and ICN6 facilities in Nijmegen, the Netherlands, which are scheduled to close in 2010 and 2011, respectively. As a result, we will have reduced the number of our front-end manufacturing facilities from 14 at the time of our separation from Philips in 2006 to six by the end of 2011.

As a result of our repositioning and redesign activities, we believe we are well positioned to grow and benefit from improved operating leverage, focused research and development expenditures and an optimized manufacturing infrastructure.

Reporting Segments

2009 Segment Structure

During 2009, the following sectors are distinguished as reportable segments. The Company is structured in three market-oriented business segments: Automotive & Identification, MultiMarket Semiconductors and Home.

•

Automotive & Identification has leading positions in car audio/radio, in-vehicle networking (IVN), car access and immobilization, tire pressure monitoring and magnetic sensors; Identification has leading positions in the radio frequency identification (RFID), near field communication (NFC) and eGovernment applications markets.

•

MultiMarket Semiconductors provides a broad range of standard products (e.g. Bipolar, Power Discretes, Transistors & Diodes and Logic) and application specific standard products (e.g. Integrated Discretes, Interface Products and Microcontrollers).

•	Home is a leading supplier of systems and components for the TV, PC TV and direct memory access segments of the consumer semiconductors market.

The Company operates a shared manufacturing base, which is grouped in Manufacturing Operations (formerly named IC Manufacturing Operations), with the exception of manufacturing assets dedicated to MultiMarket Semiconductors products, which are reported as part of that segment.

Corporate and Other includes certain research and development activities, IP licensing, Emerging Products and special items not directly allocated to business segments and/or Manufacturing Operations. Furthermore, it includes NXP Software (formerly Philips Software), which specializes in innovative multimedia, security and connectivity solutions for manufacturers of mobile and portable equipment.

On July 28, 2008 the key wireless operations of NXP from the former segment Mobile & Personal were contributed to a new joint venture ST-NXP Wireless, and as such all assets and liabilities involved in this transaction have been deconsolidated from this segment. The operations until July 28, 2008 remained consolidated in the consolidated accounts under a new segment named “Divested Wireless activities”.

The former Mobile & Personal segment has been regrouped as from 2009. The remaining part of the business segment, after the contribution of activities into the joint venture ST-NXP Wireless and subsequent deconsolidation, has been moved into the segments MultiMarket Semiconductors and Corporate and Other.

Furthermore, the Company has decided to enhance the assessment of the performance of its three business segments by allocating certain costs that were previously unallocated and were reported in the segments Corporate and Other and Manufacturing Operations, to these operating segments. This allocation better reflects the performance of the operating segments and enables among others a better assessment of the contribution of these segments to the Company’s cash flows. The allocated costs include, among others, costs related to corporate activities that are for the benefit of the business segments and the capacity costs of the segment Manufacturing Operations. Also, the elimination of unrealized results on intercompany transactions is allocated to the related operating segments.

Current Segment Structure

On January 1, 2010, we reorganized our prior segments into four reportable segments.

We have two market-oriented business segments, High- Performance Mixed-Signal and Standard Products and two other reportable segments, Manufacturing Operations and Corporate and Other.

Our High-Performance Mixed-Signal businesses deliver High-Performance Mixed-Signal solutions to our customers to satisfy their system and sub systems needs across eight application areas: automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial.

Our Standard Products business segment offers standard products for use across many applications markets, as well as application-specific standard products predominantly used in application areas such as mobile handsets, computing, consumer and automotive.

Our manufacturing operations are conducted through a combination of wholly owned manufacturing facilities, manufacturing facilities operated jointly with other semiconductor companies and third-party foundries and assembly and test subcontractors, which together form our Manufacturing Operations segment. While the main function of our Manufacturing Operations segment is to supply products to our High-Performance Mixed-Signal and Standard Products segments, sales and costs in this segment are to a large extent derived from sales of wafer foundry and packaging services to our divested businesses in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenues from these sources are expected to decline.

Our Corporate and Other segment includes unallocated research expenses not related to any specific business segment, unallocated corporate restructuring charges and other expenses, as well as some operations not included in our two business segments, such as manufacturing, marketing and selling of CAN tuners through our joint venture NuTune and software solutions for mobile phones, our “NXP Software” business (“NXP Software”).

As a result of the filing of a registration statement with the Securities and Exchange Commission, by our holding company, NXP Semiconductors N.V., for a potential initial public offering of its common stock on April 16, 2010 and the filing of further amendments to the registration statement on May 24, 2010, June 10, 2010 and June 30, 2010, which reflect this new segment structure, the presentation of our financial results and the discussion and analysis of our financial condition and results of operations have been restated to reflect the new segments.

B. Business overview

Our Company

We are a global semiconductor company and a long-standing supplier in the industry, with over 50 years of innovation and operating history. We provide leading High-Performance Mixed-Signal and Standard Product solutions that leverage our deep application insight and our technology and manufacturing expertise in RF, analog, power management, interface, security and digital processing products. Our product solutions are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. We engage with leading original equipment manufacturers (“OEMs”) worldwide and over 60% of our sales are derived from Asia Pacific. Since our separation from Philips in 2006, we have significantly repositioned our business to focus on High-Performance Mixed-Signal solutions and have implemented a Redesign Program aimed at achieving a world-class cost structure and processes. As of December 31, 2009, we had approximately 28,000 full-time equivalent employees located in more than 25 countries, with research and development activities in Asia, Europe and the United States, and manufacturing facilities in Asia and Europe. For the year ended December 31, 2009, we generated sales of $3,843 million.

Markets, applications and products

We sell two categories of products. The first category, High-Performance Mixed-Signal product solutions, accounted for 66% of our total product sales in 2009, excluding the divestiture of our television systems and set-top box business to Trident, and consists of highly differentiated application-specific High-Performance Mixed-Signal semiconductors and system solutions. We believe that High-Performance Mixed-Signal is an attractive market in terms of growth, barriers to entry, relative business and pricing stability and capital intensity. The second of our product categories, Standard Products, accounted for 29% of our total product sales in 2009, excluding the divestiture of our television systems and set-top box business to Trident, and consists of devices that can be incorporated in many different types of electronics equipment and that are typically sold to a wide variety of customers, both directly and through distributors. Manufacturing cost, supply chain efficiency and continuous improvement of manufacturing processes drive the profitability of our Standard Products. The remaining 5% of total product sales was generated by our NuTune joint venture and our NXP Software business.

High-Performance Mixed-Signal

We focus on developing products and system and sub-system solutions that are innovative and allow our customers to bring their end products to market more quickly. Our products, particularly our application system and sub-system solutions, help our customers design critical parts of their end products and thus help many of them to differentiate themselves based on feature performance, advanced functionality, cost or time-to-market.

We leverage our technical expertise in the areas of RF communications, analog, power management, interface, security technologies and digital processing across our priority applications markets. Our strong RF capabilities are utilized in our high performance RF for wireless infrastructure and industrial applications, television tuners, car security and entertainment products and contactless identification products. Our power technologies and capabilities are applied in our lighting products, AC-DC power conversion and audio power products, while our ability to design ultra-low power semiconductors is used in a wide range of our products including our consumer, mobile, identification and healthcare products and our microcontrollers. Our high-speed interface design skills are applied in our interface products business, and also in our high-speed data converter and satellite outdoor unit products. Security solutions are used in our identification, microcontroller, telematics and smart metering products and solutions. Finally, our digital processing capabilities are used in our Auto DSPs, the products leveraging our Coolflux ultra-low power DSPs, such as our mobile audio and hearing aid business and our microcontroller based products. In addition, digital processing knowledge is required to design High-Performance Mixed-Signal solutions that leverage other suppliers and digital processing products.

We focus on developing High-Performance Mixed-Signal solutions for automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing. The below table provides an overview of our key applications, the leading products we sell into those areas and our key customers and distribution partners.

	Automotive	Identification	Wireless infrastructure	Lighting	Industrial	Mobile	Consumer	Computing
Key applications	• Car access & immobilizers • In vehicle networking • Car entertainment • Telematics • ABS • Transmission/ throttle control • Lighting	• Secure identity • Secure transactions • Tagging & authentication	• Wireless base stations • Satellite • CATV infra • Radar	• CFL Lighting • LED Lighting • Back- lighting	• Smart metering • White goods & home appliances • Pachinko machines • Medical • Industrial • ATE	• Mobile handset • Portable power supplies • Hearing aids	• TV • Satellite, Cable, Terrestrial and IP Set-top boxes • Satellite outdoor units	• Monitor • Power supplies • Personal computer television

Selected market leading positions	• #1 CAN/LIN/Flex Ray in-vehicle networking • #1 passive keyless entry and immobilizers • #1 car radio • #3 magnetic sensors	• #1 e-Government • #1 Transport & Access management • #3/4 Banking • #1 NFC • #1 Radio frequency identification	• #2 in HP RF	• Strong in lighting drivers	• Leader in 32-bit ARM micro-controllers	• #2 Digital Logic	• #1 in TV and set-top-box tuners	• Leader in notebook AC-DC power adaptors • Top 3 in interface, leader in specific niches

Key OEM customers	• Alpine • Bosch • Bose • Clarion • Continental • Daewoo • Delphi • Harman/ Becker • Hella • Hyundai • Johnson Controls • Magneti Marelli • Panasonic • Sony • TRW • Valeo • Visteon	• Assa Abloy Bundesdruckerei • Comvision • Gemalto • Giesecke & Devrient • Nokia • Oberthur • Sagem • Samsung • SDU Identification • Sony • SPSL • Smartrac • Yuban	• Alcatel Lucent • Ericsson • Huawei • LGE • Motorola • Nokia Siemens Networks • PESI • Samsung • ZTE	• B&S Baishi • FEIT • Panasonic • Philips • Sharp • TCP	• Bosch • Diehl • Emerson • Haier • ISKRAE- MECO • Landis & Gyr • LGE • Midea • Panasonic • Philips • Rhode & Schwartz • Samsung • Schneider Electric • Siemens • Whirlpool	• Apple • Creative • SEMC • Motorola • Nokia • RIM • Samsung	• Changhong • Cisco • DirecTV • FTY 8800 • Humax • LGE • Motorola • Pace • Panasonic • Philips • Sagem • Samsung • Sharp • Sony • Technicolor • TCL	• Apple • Asustek • Chicony • Dell • Delta • HP • IBM • LiteOn • Samsung • TPV Technology Ltd. • VICOR

The customers listed above represent key OEM customers based on three criteria: (1) top ten OEM customers (if ten customers meet the criteria) in terms of sales in 2009 in the specific application market with sales of at least $3 million, plus any customer with sales of over $10 million in that market, (2) top ten existing OEM customers (if ten customers meet the criteria) in terms of realized and targeted design wins in 2010 in that application market with a minimum design win value of $5 million, and (3) if such customers do not qualify under the first two criteria, our top overall OEM customers in product markets that are core to their business and where we have continuing business with them.

Key distributors across these applications are Arrow, Avnet, Future and World Peace Group. These distributors represent our top four distributors in terms of sales in 2009. In addition, our three catalog and web-based distributors, Digi-key, Mouser, Premier Farrell, are included based on their strategic positions, as they engage early with all of our customers, thereby enabling us to engage early with customers with whom we may not have direct relationships. Also, because of their internet presence and focus, they are the fastest growing segment of distribution and our fastest growing distributors.

Automotive. In the automotive market we are a leader in in-vehicle networking car passive keyless entry and immobilization and car radio and car audio amplifiers, a strong technology position in magnetic sensors and an emerging business in telematics.

In the CAN/LIN/FlexRay in-vehicle networking market, we are the market leader, having played a defining role in setting the CAN/LIN and more recently FlexRay standards. We are a leading supplier to major OEMs and continue to drive new system concepts, such as partial networking for enhanced energy efficiency. In the car access and immobilizers market, we lead the development of new passive keyless entry/start and two-way key concepts with our customers and, as a result, we are a key supplier to almost all car OEMs for those products. We are the market leader in AM/FM car radio chip sets. Our leadership in mid- and high-end car radio is driven by excellent reception performance, whereas in the low-end and after-market car radio, our leadership is driven by our one-chip radio solutions that offer ease of implementation and low cost of ownership. In digital reception, we have developed multi-standard radios based on our software-defined radio implementation. In addition, we provide class-AB and class-D audio amplifiers and power analog products for car entertainment. In telematics, we have developed a complete and secure systems solution for implementation in car on-board units, which we supply in a module that is small in size and delivers good performance. We leverage our proprietary processes for automotive, high-voltage RF and non-volatile processes as well as our technology standards and leading edge security IP developed by our identification business, to deliver our automotive solutions. We are compliant with all globally relevant automotive quality standards (such as ISO/TS16949 and VDA6.3) and we have reduced our defective parts per million rate from two to one over the past four years.

For the full year 2009, we had High-Performance Mixed-Signal revenues of $616 million in automotive applications. Strategy Analytics estimates the total market for automotive semiconductors was $16.5 billion in 2009, and projects it will grow at a compounded annual growth rate of 16% between 2009 and 2012. According to Strategy Analytics, we were the fifth largest supplier of automotive semiconductors worldwide in 2009, and we have increased our market share from 5.8% in 2005 to 6.4% in 2009.

Identification. We are the market leader in contactless identification ICs and a leader in the overall contact and contactless identification chip market.

We address all segments of the market, except for the commodity SIM market, and have leading positions in e-government, transportation and access management, smart card readers, and radio frequency identification tags and labels. For example, we supply to approximately 85% of worldwide e-passport projects, and our MIFARE product is used in over 70% of the public transport systems that have adopted electronic ticketing. We have led the development and standard setting of near field communications, which is an emerging standard for secure short-range connectivity that has been established to enable secure transactions between mobile devices and point-of-sale terminals or other devices, and are pursuing the fast-growing product authentication market. Our leadership in the identification market is based on the strength of our security, end-to-end system contactless read speed performance, our ability to drive new standard settings and the breadth of our product portfolio. Key growth drivers will be the adoption of new security standards in existing smart card markets, the implementation of security ICs in a range of devices to enable secure mobile transactions and product authentication, and the increase in new radio frequency identification applications such as supply chain management.

For the full year 2009, we had High-Performance Mixed-Signal revenues of $381 million in identification applications. According to iSuppli research for smart cards and ABI for radio frequency identification, the market size for identification ICs was $2.2 billion in 2009, and is expected to grow at a compounded annual rate of 13% to $3.1 billion in 2012.

Wireless infrastructure, lighting and industrial. We have leading market positions in high-performance radio frequency solutions and 32-bit ARM microcontrollers, a strong portfolio of lighting drivers and an emerging business in high-speed data converters. Our overall revenues in these businesses were $371 million in 2009.

Our leading high-performance radio frequency products mainly provides RF front-end solutions for markets, such as mobile base stations, satellite and CATV infrastructure and receivers, industrial and medical applications, and to a lesser extent addresses the military and aerospace markets. We have a leading position in Power Amplifiers and a top 3 position in Small Signal RF discretes and RF ICs for consumer electronics and cable television infrastructure, while we have emerging businesses in RF ICs for mobile base stations, monolithic microwave ICs (“MMICs”) and low noise amplifiers (“LNAs”). Our leadership is based on our world-class proprietary RF process technologies and technology advancements that drive overall system performance, such as power scaling in mobile base stations. We are engaged with the majority of the largest customers in mobile base stations and in several other application areas. Key growth drivers for our high-performance RF business include infrastructure build-outs driven by the substantial growth in mobile data use and digital broadcast adoption, infrastructure development of developing countries, including China, new radar implementations, and our expansion into new product markets such as mobile base station RF ASICs, and wireless communications infrastructure MMICs and LNAs. iSuppli estimates the market for RF and microwave components, excluding handsets, computing and automotive, which we believe corresponds best with the high-performance RF market, to be $1.6 billion in 2009. iSuppli projects this market to grow at a compounded annual growth rate of 10% to $2.1 billion in 2012.

In lighting, we are the leader in high-intensity discharge drivers, have a strong position in compact fluorescent light (“CFL”) drivers and have an emerging position in LED drivers. In CFL, we are helping to create an entirely new market for lighting ICs by developing a dimmable CFL lighting driver that replaces existing solutions based on discrete components. Our solution allows midsize lighting OEMs and ODMs to eliminate most of the quality issues that have historically plagued CFL light bulbs, while offering a smaller form factor and new features, such as deep dimming and fast start-up time. Our strength in lighting ICs is based on our leading-edge high-voltage power analog process technologies and system optimization concepts, such as our patented technology to develop sensors-less temperature-controlled LED drivers. According to Datapoint (2008), the lighting control and power supply/output IC market (excluding microcontrollers) will grow from $0.8 billion in 2009 to $1.2 billion in 2012, which corresponds to an 18% compounded annual growth rate. The lighting IC market is a high growth market, partly driven by government regulations around the world that ban or discourage the use of incandescent light bulbs and encourage or mandate CFL and LED lighting solutions and by energy-savings conscious customers.

In microcontrollers, we are a leader in multi-purpose 32-bit ARM microcontrollers serving a broad array of applications, including smart metering, white goods, home appliances and various industrial applications. ARM processor cores have been gaining momentum in the general purpose MCU market during the past few years, including in 2008. The ARM-based 32-bit MCU market grew at a compounded annual growth rate of 37% between 2006 and 2008 compared to an overall annual 32-bit market growth of 8%, according to Gartner

Dataquest. Our competitive advantage is based on our strategic relationship with ARM, which often makes us the launching partner for its new ARM microcontroller cores, our rich portfolio of analog and security IP, which we integrate with the ARM core into a family of microcontroller products, and our distribution leverage based on our ability to offer a full microcontroller software development kit on a USB stick for approximately $30, compared to traditional software development kits which cost hundreds to thousands of dollars. Our latest ARM Cortex M0-based product achieves pricing levels that places it squarely in competition with 8-bit microcontrollers, while offering better performance in terms of processing speed and system power consumption. This should start expanding the addressable market for 32-bit ARM microcontrollers at the expense of 8-bit ARM microcontrollers. Gartner Dataquest estimates the market for 32-bit microcontrollers to be $3.4 billion in 2009, and expects a compounded annual growth rate of 15% between 2009 and 2012.

In high-speed data converters, we have developed a high-performance 14/16-bit data converter platform, and were the first to implement the JEDEC high-speed digital serial interface in our products. Our innovative data converter solutions enable our customers to achieve significant breakthroughs in system performance, size and cost reduction, and time-to-market. Due to our strength in small-signal RF products, RF power amplifiers and high-speed data converters, we are unique in covering all component markets involved in designing RF front-end solutions for the wireless communications infrastructure market. Beyond this market segment, our high-speed data converters can be used in a broad range of industrial equipment designs, including medical imaging. iSuppli projects the market for data converters for industrial and mobile communications infrastructure to grow at a compounded annual growth rate of 14% between 2009 to 2012, from $0.52 billion to $0.77 billion.

Mobile, Consumer and Computing. We are the market leader in TV front-end solutions, a top three supplier in the fragmented interface market and a leader in digital logic. In addition, we have strong positions in selected niche segments of AC-DC power conversion and personal healthcare markets. We are engaged in development activities and standard setting initiatives with many of the innovation leaders in each of these markets. Our overall High-Performance Mixed-Signal revenues in these businesses were $643 million in 2009.

We have a leading position in high efficiency AC-DC power conversion ICs for notebook personal computers (our “green chip” solutions), and are expanding our offering into mobile device chargers. Our strength in AC-DC power conversion is based on our leading edge high-voltage power analog process technologies and engineering capabilities in designing high efficiency power conversion products. Due to worldwide conservation efforts, many countries, states and local governments have adopted regulations that increase the demand for higher power efficiency solutions in computing and consumer applications, especially in power conversion. According to iSuppli, the market for power analog ICs for battery chargers for data processing and portable devices is expected to grow at a compounded annual rate of 16%, from $0.42 billion in 2009 to $0.65 billion in 2012.

Our TV front-end products are used in the TV reception and tuning sub-systems of televisions and set-top boxes. We are the leader in the mature markets for IF and MOPLL IC products, which are placed into traditional CAN tuner modules, and the growing market for silicon tuner products, which are replacing CAN tuners. In addition, we are pursuing new businesses such as digital outdoor units and full spectrum radio solutions. Our market strengths are our specialty RF process technology, decades of experience in designing tuners that work under all broadcasting standards and conditions across the world, and our innovations in new broadcasting standards. Key growth drivers for our products in these markets include the adoption of silicon tuners by TV manufacturers, penetration of new broadcast standards such as DVB-T2, DVC-C2 and DOCSIS 3.0, and the adoption of multi-tuner applications. With the transition of outdoor satellite units from analog to digital, we are succeeding in replacing incumbent suppliers in those solutions, and we expect customers in the United States to start adopting wide spectrum reception solutions. We estimate the market for silicon tuners and TV front-end products to grow at a compounded annual growth rate of 6% between 2009 and 2012, from $0.61 billion to $0.72 billion, according to an internal company model that takes into account a declining market for ICs incorporated in CAN tuners and a growing market for silicon tuners, outdoor units and full spectrum radios.

The interface products market is highly fragmented with niche markets around each of the established interface standards, where overall we are a top 3 player. Our products address 11 of the 17 interface standards segments that we define to encompass the interface products market and we serve various applications across the mobile, computing, pachinko, e-metering and automotive markets. We have broad product portfolios in five of our 11 addressed interface segments, being UARTs and bridges, I2 C and SPI LED controllers, low power real-time clocks and watch ICs, HDMI switches and transceivers, and display port multiplexers. Our core competencies are the design of high speed interfaces, high voltage design needed for LED and LCD drivers, ultra low power design for real-time clocks and watch ICs, and our ability to engage with leading OEMs in defining new interface standards and product designs. While we engage with leading OEMs to drive our innovation roadmaps, we generate the majority of our revenues by subsequently selling these products to a very broad customer base, which we serve through our distribution channel. Key growth drivers will be the adoption rate of new high-speed interface standards such as display port, and LED, smart meter and display card market growth. Specifically, in display port, we are engaged in development activities and standard setting initiatives with many of the innovation leaders in this market. iSuppli projects the interface products market to grow at an 13% compounded annual rate between 2009 and 2012, from a revenue base of $2.0 billion in 2009 to $2.9 billion in 2012.

We have a leading digital logic components business, which we leverage in a large number of our High-Performance Mixed-Signal solutions. We offer several product families for low-voltage applications in communication equipment, personal computers, personal computer peripherals and consumer and portable electronics. Our 3V and 5V families hold a leading share of the logic market. We are currently expanding the higher margin product range in this business by expanding, among others, our switches and translators (or custom logic) portfolio and optimizing our manufacturing. Gartner Dataquest sizes this market at $1.3 billion in 2009, estimated to grow to $1.8 billion in 2012, which corresponds to a compounded annual growth rate of 12%.

In addition, we have two emerging product development areas, one focused on developing ICs for personal healthcare applications and the other focused on the mobile audio market. Currently, our personal healthcare revenues are generated by our hearing aid products, which leverage our proprietary ultra low power Coolflux DSP, our low power audio IC design capabilities and our magnetic induction radio technology. We design customer-specific ICs for major hearing aid OEMs, and many of these customers fund our product development efforts. Our mobile audio business leverages many of the same core technologies and competencies, where we work closely with a number of large smart phone OEMs to define audio chips with increasing levels of silicon integration. In addition, our mobile audio business develops signal conditioning ICs for MEMS microphones and other sensor-based products supplied by our sound solutions business, which is part of our Standard Products business.

Standard Products

Our Standard Products business supplies a broad range of standard semiconductor components, such as small signal discretes, power discretes and integrated discretes, and mobile device speakers and receivers, which we largely produce in dedicated in-house high-volume manufacturing operations. Our small signal and power discretes businesses offer a broad portfolio of standard products, using widely-known production techniques, with characteristics that are largely standardized throughout the industry. Our Standard Products are often sold as separate components, but in many cases, are used in conjunction with our High-Performance Mixed-Signal solutions, often within the same subsystems. Further, we are able to leverage customer engagements where we provide standard products devices, as discrete components, within a system to identify and pursue potential High-Performance Mixed-Signal opportunities.

Our products are sold both directly to OEMs as well as through distribution, and are primarily differentiated on cost, packaging type and miniaturization, and supply chain performance. Alternatively, our sounds solutions and integrated discretes businesses offer “design-in” products, which require significant engineering effort to be designed into an application solution. For these products, our efforts make it more difficult for a competitor to easily replace our product, which makes these businesses more predictable in terms of sales and pricing than is typical for standard products. The products we “design-in” represented approximately 45% of our Standard Products business in 2009. Our key product applications, markets and customers are described in the table below.

	Sound Solutions	Integrated Discretes	Discretes
Key applications	• Mobile device speakers and receivers • MEMS microphones	• ESD protection devices	• SS Transistors and Diodes • SS MOS • Power MOS • Bipolar Power Transistors • Thyristors • Rectifiers

Key product markets	• Mobile handsets • Notebooks and Netbooks	• Mobile handsets • Personal computers • Consumer electronics	• All applications

Key OEM and electronic manufacturing services (EMS) customers	• Apple • Dell • Nokia • RIM • Samsung • Sony Ericsson	• Apple • Dell • Hewlett Packard • LG • Nokia • Samsung • Sony Ericsson • TCL	• Asus • Bosch • Continental • Delta • Foxconn • Philips • Samsung

The customers listed above represent our largest OEM and electronic manufacturing services customers based on 2009 sales in the specified key product markets. For Sound Solutions, the list includes our top five mobile handset customers and our largest personal computers customer. For Integrated Discretes, it includes our top four mobile handset customers, our top two OEM customers who use our products in consumer applications and our top two personal computers customers. For Discretes, the list includes all our OEM and EMS customers with sales of over $10 million.

Key distributors across these applications are Arrow, Avnet, Future and World Peace Group. These distributors represent our top four distributors in terms of sales in 2009. In addition, our three catalog and web-based distributors, Digi-key, Mouser, Premier Farrell, are included based on their strategic positions, as they engage early with all of our customers, thereby enabling us to engage early with customers with whom we may not have direct relationships. Also, because of their internet presence and focus, they are the fastest growing segment of distribution and our fastest growing distributors.

In 2009, our Standard Products business generated net sales of $891 million. According to iSuppli, the market for discretes, excluding RF & Microwave, is expected to grow at a compounded annual rate of 16%, from $13.4 billion in 2009 to $21.2 billion in 2012. We estimate, based on internal Company estimates, the market for our sound solutions business to be approximately $1.4 billion in 2009, growing to $2.0 billion in 2012, which corresponds to a compounded annual growth rate of 13%. The sound solutions market consists of a $1.2 billion mobile and computing speakers and receivers market and a fast growing MEMS microphone market, which we estimate will grow from $0.16 billion in 2009 to $0.7 billion in 2012, which corresponds to a compounded annual growth rate of 64%.

Sound Solutions. Our deep acoustics know-how and miniaturization skills, developed over decades through our collaboration with our largest customers in designing mobile speakers and receiver solutions, enable us to be an innovation leader in this market. Our high-volume, reliable manufacturing operations deliver the cost leadership and supply chain performance we believe is required to make us the market leader in mobile sound solutions and we believe position us well to become a leading supplier in the notebook and emerging netbook market. In 2009, we were the global market leader in mobile phone handset speakers and receivers, and we are building a new business in MEMS microphones with the support of a large handset OEM. We are also further expanding our customer base in mobile handsets, and are starting to address the personal computer market with our products.

Integrated Discretes. We are a strong supplier of integrated discretes and modules, which are used for interface signal conditioning, filtering and ESD protection in mobile phones, consumer and computing applications. Our system know-how for support in application design-in efforts, our proprietary IP and our volume manufacturing capabilities distinguish us from our competitors. Given the greater IP and product design efforts involved in this business, gross margins earned are typically higher than in discrete components. We are currently broadening our customer base in mobile phone OEMs, and are developing products to address the consumer and computing markets.

Discretes. We are the number two global supplier of small-signal discretes according to iSuppli, with one of the broadest product portfolios in the industry. We have been gaining market share in small signal transistors and diodes over the past few years due to our strong cost competitiveness, supply chain performance, leverage of our OEM relationships and a broadening portfolio. We are focusing on expanding our share of higher margin products in this business. In addition, we are also building a small signal MOSFET product line, which leverages our small signal transistors and diodes packaging operations and strong customer relationships. In addition to our small signal discretes products, we have a Power MOSFET product line, which is focused on the low-voltage segment of the market. The majority of our sales in Power MOSFETs are to automotive customers. We have recently introduced a new range of general purpose Power MOSFET products in our Trench 6 manufacturing process, and our automotive sales have begun to rebound from the low levels experienced in the first half of 2009 due to the economic recovery. Finally, we have small bipolar power, thyristor and rectifier product lines, which are focused on specific applications, such as white goods and lighting, and are sold as part of our overall High-Performance Mixed-Signal application solutions.

Other Products

We also sell CAN tuners through our joint venture NuTune and software solutions for mobile phones through our NXP Software business.

Our NuTune joint venture with Technicolor was created in September 2008 and is headquartered in Singapore. NuTune produces CAN tuner modules for all segments related to broadcast transmission.

The NXP Software solutions business develops audio and video multimedia solutions that enable mobile device manufacturers to produce differentiated hand held products that enhance the end-user experience. Our software has been incorporated into over 650 million mobile devices produced by the world’s leading mobile device manufacturers.

Manufacturing

We manufacture integrated circuits and discrete semiconductors through a combination of wholly owned manufacturing facilities, manufacturing facilities operated jointly with other semiconductor companies and third-party foundries and assembly and test subcontractors. Our manufacturing operations primarily focus on manufacturing and supplying products to our High-Performance Mixed-Signal and Standard Products businesses. We manage our manufacturing assets together through one centralized organization to ensure we realize scale benefits in asset utilization, purchasing volumes and overhead leverage across businesses.

In addition, on a limited basis, we also produce and sell wafers and packaging services to our divested businesses (currently Trident, ST-Ericsson and DSPG) in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenues from these sources are expected to decline.

The main function of our Manufacturing Operations segment is to supply products to our High-Performance Mixed-Signal and Standard Products segments. However, we also derive external revenues and costs from sales from wafer foundry and packaging services to our divested businesses in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenues from these sources are expected to decline. We currently have three agreements relating to servicing our divested businesses. The term of the agreements in each case is three years. Our agreement with DSPG expires in December 2010 (although we have an ongoing obligation to supply services relating to certain specialty processes until December 2014), our agreement with ST-Ericsson expires in August 2011 and our agreement with Trident expires in January 2013. Assuming the full contracted utilization under these agreements until their respective expirations, our Manufacturing Operations segment currently has the capacity to support approximately 12% of additional annual sales for our High-Performance Mixed-Signal businesses. In the future, we expect to outsource an increased part of our internal demand for wafer foundry and packaging services to third-party manufacturing sources in order to increase our flexibility to accommodate increased demand mainly in our High-Performance Mixed-Signal and to a lesser extent in Standard Products businesses.

The manufacturing of a semiconductor involves several phases of production, which can be broadly divided into “front-end” and “back-end” processes. Front-end processes take place at highly complex wafer manufacturing facilities (called fabrication plants or “wafer fabs”), and involve the imprinting of substrate silicon wafers with the precise circuitry required for semiconductors to function. The front-end production cycle requires high levels of precision and involves as many as 300 process steps. Back-end processes involve the assembly, test and packaging of semiconductors in a form suitable for distribution. In contrast to the highly complex front-end process, back-end processing is generally less complicated, and as a result we tend to determine the location of our back-end facilities based more on cost factors than on technical considerations.

We primarily focus our internal and joint venture wafer manufacturing operations on running proprietary specialty process technologies that enable us to differentiate our products on key performance features, and we generally outsource wafer manufacturing in process technologies that are available at third-party wafer foundries when it is economical to do so. In addition, we increasingly focus our in-house manufacturing on our competitive 8-inch facilities, which predominantly run manufacturing processes in the 140 nanometer, 180 nanometer and 250 nanometer process nodes, and have concentrated the majority of our manufacturing base in Asia. This focus increases our return on invested capital and reduces capital expenditures.

Our front-end manufacturing facilities use a broad range of production processes and proprietary design methods, including CMOS, bipolar, bipolar CMOS (“BiCMOS”) and double-diffused metal on silicon oxide semiconductor (“DMOS”) technologies. Our wafer fabs produce semiconductors with line widths ranging from 140 nanometers to 3 microns for integrated circuits and 0.5 microns to greater than 4 microns for discretes. This broad technology portfolio enables us to meet increasing demand from customers for system solutions, which require a variety of technologies.

Our back-end manufacturing facilities test and package many different types of products using a wide variety of processes. To optimize flexibility, we use shared technology platforms for our back-end assembly operations. Most of our assembly and test activities are maintained in-house, as internal benchmarks indicate that we achieve a significant cost advantage over outsourcing options due to our scale and operational performance. In addition, control over these processes enables us to deliver better supply chain performance to our customers, providing us with a competitive advantage over our competitors who rely significantly on outsourcing partners. Finally, a number of our High-Performance Mixed-Signal products enjoy significant packaging cost and innovation benefits due to the scale of our Standard Products business, which manufactures tens of billions of units per year.

The following table shows selected key information with respect to our major front-end and back-end facilities:

Site	Ownership	Wafer sizes used	Line widths used (vm)	Technology
			(Microns)
Front-end
Singapore(1)	61.2%	8”	0.14-0.25	CMOS
Jilin, China(2)	60%	5”	>4	Bipolar
Nijmegen, the Netherlands	100%	8”	0.14-0.80	CMOS, BiCMOS, LDMOS
Nijmegen, the Netherlands(3)	100%	6”	0.50-3.0	CMOS
Nijmegen, the Netherlands(4)	100%	5”	1.0-3.0	Bipolar, BCDMOS
Nijmegen, the Netherlands	100%	4”	0.5-3.0	RF processes
Hamburg, Germany	100%	6”/8”	0.5-3.0	Discretes, Bipolar
Manchester, United Kingdom	100%	6”	0.5	Power discretes

Back-end(5)
Kaohsiung, Taiwan	100%	—	—	Leadframe-based packages and ball grid arrays
Bangkok, Thailand	100%	—	—	Low-pin count leadframes
Hong Kong, China	100%	—	—	Pilot factory discrete devices
Guangdong, China	100%	—	—	Discrete devices
Seremban, Malaysia	100%	—	—	Discrete devices
Cabuyao, Philippines	100%	—	—	Power discretes, sensors and RF modules processes

(1)	Joint venture with TSMC; we are entitled to 60% of the joint venture’s annual capacity.
(2)	Joint venture with Jilin Sino-Microelectronics Co. Ltd.; we own 60% of the joint venture’s annual capacity.
(3)	Announced to close in 2011.
(4)	Announced to close in the second half of 2010.
(5)	In back-end manufacturing we entered into a joint venture with ASE in Suzhou (ASEN), in which we currently hold a 40% interest.

We use a large number of raw materials in our front- and back-end manufacturing processes, including silicon wafers, chemicals, gases, lead frames, substrates, molding compounds and various types of precious and other metals. Our most important raw materials are the raw, or substrate, silicon wafers we use to make our semiconductors. We purchase these wafers, which must meet exacting specifications, from a limited number of suppliers in the geographic region in which our fabrication facilities are located. At our wholly owned fabrication plants, we use raw wafers ranging from 4 inches to 8 inches in size, while our joint venture plants use wafers ranging from 5 inches to 8 inches. In addition, our SSMC wafer fab facility, which produces 8 inch wafers, is jointly owned by TSMC and ourselves. We are leveraging our experience in that fab facility in optimizing our remaining wholly owned Nijmegen and Hamburg wafer fabs. Our other two remaining fabs are small and are focused exclusively on manufacturing power discretes. Emerging fabrication technologies employ larger wafer sizes and, accordingly, we expect that our production requirements will in the future shift towards larger substrate wafers.

We typically source our other raw materials in a similar fashion as our wafers, although our portfolio of suppliers is more diverse. Some of our suppliers provide us with materials on a just-in-time basis, which permits us to reduce our procurement costs and the negative cash flow consequences of maintaining inventories, but exposes us to potential supply chain interruptions. We purchase most of our raw materials on the basis of fixed price contracts, but generally do not commit ourselves to long-term purchase obligations, which permits us to renegotiate prices periodically.

In addition to our semiconductor fabrication facilities, we also operate certain non-semiconductor manufacturing plants, which produce mobile speakers for our sound solutions business and CAN tuners for our NuTune joint-venture with Technicolor.

Sales, Marketing and Customers

We market our products worldwide to a variety of OEMs, ODMs, contract manufacturers and distributors. We generate demand for our products by delivering High-Performance Mixed-Signal solutions to our customers, and supporting their system design-in activities by providing application architecture expertise and local field application engineering support. We have 40 sales offices in 22 countries.

Our sales and marketing teams are organized into six regions, which are EMEA (Europe, the Middle East and Africa), the Americas, Japan, South Korea, Greater China and Asia Pacific. These sales regions are responsible for managing the customer relationships, design-in and promotion of new products. We seek to further expand the presence of application engineers closely supporting our customers and to increase the amount of product development work that we can conduct jointly with our leading customers. Our web-based marketing tool is complementary to our direct customer technical support.

Our sales and marketing strategy focuses on deepening our relationship with our top OEMs and electronic manufacturing service customers and distribution partners and becoming their preferred supplier, which we believe assists us in reducing sales volatility in challenging markets. We have long-standing customer relationships with most of our customers. Our 10 largest direct customers are Apple, Bosch, Continental, Delphi, Ericsson, Nokia, Nokia Siemens Networks, Panasonic, Philips and Samsung. When we target new customers, we generally focus on companies that are leaders in their markets either in terms of market share or leadership in driving innovation. We also have a strong position with our distribution partners, being the number two semiconductor supplier (other than microprocessors) through distribution worldwide. Our key distribution partners are Arrow, Avnet, Digi-Key, Future, Mouser, Premier Farnell and World Peace Group.

Based on total sales during 2009, excluding the divestiture of our television systems and set-top box business lines to Trident, our top 40 direct customers accounted for 51% of our of our total sales, our ten largest direct customers accounted for approximately 31% of our total sales and no customer represented more than 10% of our total sales. We generated approximately 18% of our total sales through our four largest distribution partners, and another 10% with our other distributors.

Our sales and marketing activities are regulated by certain laws and government regulations, including antitrust laws, legislation governing our customers’ privacy and regulations prohibiting or restricting the transfer of technology to foreign nationals and the export of certain electronic components that may have a military application. For example, we are required to obtain licenses and authorizations under the U.S. Export Administration Regulations and the International Traffic in Arms Regulations, in order to export some of our products and technology. Further, some of our products that contain encrypted information are required to undergo a review by the Bureau of Industry and Security of the U.S. Department of Commerce prior to export. While we believe that we have been and continue to be in compliance with these laws and regulations, if we fail to comply with their requirements, we could face fines or other sanctions. We do not believe any such fines or sanctions would be material to our business. In addition, we do not believe that such laws and government regulations impact on the time-to-market of our products. However, any changes in export regulations may impose additional licensing requirements on our business or may otherwise impose restrictions on the export of our products.

Research and development, patents and licenses, etc.

See “Part I—Item 5. Operating and Financial Review and Prospects—C. Research and development, patents and licenses, etc.”

Competition

We compete with many different semiconductor companies, ranging from multinational companies with integrated research and development, manufacturing, sales and marketing organizations across a broad spectrum of product lines, to “fabless” semiconductor companies, to companies that are focused on a single application market segment or standard product. Most of these competitors compete with us with respect to some, but not all, of our businesses. Few of our competitors have operations across our business lines.

Our key competitors in alphabetical order include AAC Acoustic Technologies Holdings Inc., Analog Devices Inc., Atmel Corporation, Entropic Communications Inc., Fairchild Semiconductors International Inc., Freescale, Infineon, International Rectifier Corporation, Linear Technology Corporation, Maxim Integrated Products, Inc., MaxLinear, Inc., Microtune Inc., National Semiconductor, NEC Corporation, ON Semiconductor Corporation, Power Integrations Inc., ROHM Co., Ltd., Samsung, Silicon Laboratories Inc., STMicroelectronics, and Texas Instruments Incorporated.

The basis on which we compete varies across market segments and geographic regions. Our High-Performance Mixed-Signal businesses compete primarily on the basis of our ability to timely develop new products and the underlying intellectual property and on meeting customer requirements in terms of cost, product features, quality, warranty and availability. In addition, our High-Performance Mixed-Signal system solutions businesses require in-depth knowledge of a given application market in order to develop robust system solutions and qualified customer support resources. In contrast, our Standard Products business competes primarily on the basis of manufacturing and supply chain excellence and breadth of product portfolio.

Legal Proceedings

We are regularly involved as plaintiffs or defendants in claims and litigation relating to matters such as commercial transactions and intellectual property rights. In addition, our divestments sometimes result in, or are followed by, claims or litigation by either party. From time to time, we also are subject to alleged patent infringement claims. We rigorously defend ourselves against these alleged patent infringement claims, and we rarely participate in settlement discussions. Although the ultimate disposition of asserted claims and proceedings cannot be predicted with certainty, it is our belief that the outcome of any such claims, either individually or on a combined basis, will not have a material adverse effect on our consolidated financial position. However, such outcomes may be material to our consolidated statement of operations for a particular period.

We are the subject of an investigation by the European Commission in connection with alleged violations of competition laws in connection with the smart card chips we produce. The European Commission stated in its release of January 7, 2009, that it would start investigations in the smart card chip sector because it has reason to believe that the companies concerned may have violated European Union competition rules, which prohibits certain practices such as price fixing, customer allocation and the exchange of commercially sensitive information. As a company active in the smart card chip sector, we are subject to the ongoing investigation. We are cooperating in the investigation. We have received written requests for information from the European Commission and are co-operating with the European Commission in answering these requests.

For an overview of how we account for these legal proceedings, see “Part I—Item 5. Operating and Financial Review and prospects—A. Operating results—Critical Accounting Policies—Legal Proceedings” contained elsewhere in this annual report.

Environmental Regulation

In each jurisdiction in which we operate, we are subject to many environmental, health and safety laws and regulations that govern, among other things, emissions of pollutants into the air, wastewater discharges, the use and handling of hazardous substances, waste disposal, the investigation and remediation of soil and ground water contamination and the health and safety of our employees. We are also required to obtain environmental permits from governmental authorities for certain of our operations.

As with other companies engaged in similar activities or that own or operate real property, we face inherent risks of environmental liability at our current and historical manufacturing facilities. Certain environmental laws impose liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances. Certain of these laws also assess liability on persons who arrange for hazardous substances to be sent to disposal or treatment facilities when such facilities are found to be contaminated.

Soil and groundwater contamination has been identified at our property in Hamburg, Germany and our former property in Caen, France. At our Hamburg location, the remediation process has been ongoing for several years and is expected to continue for a further 25 years at a cost of approximately $1 million per year. At our former property in Caen, France, we continue to bear the responsibility for groundwater pollution. Although, at present we are only required to monitor the status of the pollution, the environmental agency may require us to remediate the pollution in the future. Further, we may be required to remediate soil contamination on this property. We estimate that our aggregate potential liability in respect of this property will not be material.

Our former property in Lent, the Netherlands, is affected by trichloroethylene contamination. ProRail B.V., owns certain property located nearby and has claimed that we have caused trichloroethylene contamination on their property. We have rejected ProRail’s claims, as we believe that the contamination was caused by a prior owner of our property in Lent. While we are currently not taking any remediation or other actions, we estimate that our aggregate potential liability, if any, in respect of this property will not be material.

Asbestos contamination has been found in certain parts of our properties in Hazelgrove and Southampton in the United Kingdom and in Nijmegen, the Netherlands. In the United Kingdom, we will be required to dispose of the asbestos when the buildings currently standing on the property are demolished. We estimate our potential liability will not be material. In the Netherlands, we will be required to remediate the asbestos contamination at a leased property, upon termination of the lease. The lease is expected to end shortly and we estimate the cost of remediation will not be material.

It is our belief that the risks of the environmental issues described above, either individually or on a combined basis, will not have a material adverse effect on our consolidated financial position. However, such outcomes may be material to our consolidated statement of operations for a particular period.

C. Organizational structure.

A list of our significant subsidiaries, including name, country of incorporation or residence and proportion of ownership interest and voting power is provided in “Part III—Item 19. Exhibits—Exhibit 21.1”, which is incorporated herein by reference.

The following chart reflects the corporate structure of NXP:

(1)	Includes the Private Equity Consortium, as well as certain co-investors. The private investors hold an indirect interest in the capital stock of our holding company, NXP Semiconductors N.V., through a holding company structure, while Philips and the Stichting Management Co-Investment NXP (the “Management Foundation”) hold a direct interest in the capital stock of NXP Semiconductors N.V.
(2)	The Management Foundation, a foundation established to implement our management co-investment program, holds shares of NXP Semiconductors N.V. for the benefit of designated participants in the program. For a more detailed description of its purpose, see “Part I—Item 6. Directors, Senior Management and Employees—Management equity plan-management co-investment program.

D. Property, plants and equipment.

We own approximately 6.23 million square feet of building space in nine countries, and lease approximately 1.83 million square feet of building space in 25 countries. The following table sets out our principal real property holdings as of December 31, 2009:

Location	Use	Owned/leased	Building space (square feet)
Eindhoven, the Netherlands	Headquarters	Leased	105,727
Hamburg, Germany	Manufacturing	Owned	1,021,644
Nijmegen, the Netherlands	Manufacturing	Owned	2,199,623
Singapore(1)	Manufacturing	Leased	237,516
Bangkok, Thailand	Manufacturing	Owned	604,231
Cabuyao, Philippines	Manufacturing	Owned	523,981
Kaohsuing, Taiwan	Manufacturing	Leased	578,912
Manchester, United Kingdom	Manufacturing	Owned	221,787
Jilin, China(2)	Manufacturing	Leased	138,783
Hong Kong, China	Manufacturing	Leased	240,000
Guangdong, China	Manufacturing	Leased	916,000
Seremban, Malaysia	Manufacturing	Owned	291,037
Beijing, China	Manufacturing	Leased	267,418

(1)	Leased by the SSMC joint venture.
(2)	Leased by the Jilin joint venture.

In addition to the foregoing, we own or lease over 51 additional sites around the world for research and development, sales and administrative activities.

The following is a summary of the terms of our material lease agreements:

SSMC leases 237,516 square feet of space at 70 Pasir Ris Drive 1 in Singapore from Jurong Town Corporation for use as a manufacturing facility. The lease commenced on June 1, 1999 for a term of 30 years at an annual rental rate of 1,484,584 Singapore Dollars, which amount is subject to revision up to, but not exceeding, 5% of the yearly rent for the immediately preceding year, on the anniversary of the lease commencement date.

We lease 916,000 square feet of manufacturing space through our subsidiary, Philips Semiconductors (Guangdong) Company Ltd., at Tian Mei High Tech, Industrial Park, Huang Jiang Town, Dongguan City, China, from Huangjiang Investment Development Company (“Huangjiang”). The lease commenced on October 1, 2003 for a term of 13 years at an annual rental rate calculated to be the greater of: (a) a yearly rental rate of RMB96 per square meter or (b) a yearly rent equal to 13% of the actual construction cost of the leased facility. The rental amount is subject to revision on an annual basis, subject to the interest rate Huangjiang must pay for loans used in the construction of the facilities agreed upon in the lease.

We lease approximately 267,418 square feet of manufacturing space through our subsidiary, NXP Semiconductors (Beijing) Ltd. at No. 20 Tong Ji Nan Lu of the Beijing Economic-Technical Development Area of China, from Beijing Economic-Technological Investment & Development Corporation. The lease commenced on September 15, 2009, for a term of five years. The rent from September 15, 2009, to June 30, 2012, is RMB 99,375.64 per month, subject to certain conditions under the lease. On July 1, 2012, the rent shall increase to RMB 1,018,600.31 per month for the remainder of the lease term.

We lease 187,234 square feet of public land and manufacturing space through our subsidiary, NXP Semiconductors Taiwan Ltd., located in Nanzi Manufacturing and Export Zone, Taiwan, from the Export Processing Zone Administration, Ministry of Economic Affairs). We lease the manufacturing space and its associated parcels of land in a series of leases, the earliest of which commenced on March 13, 2000 and the last of which expires on September 30, 2018. Our monthly rental rate on the combined leases is 3,582,979 New Taiwan Dollars per month plus a 5% business tax applicable thereto as from July 1, 2008. We also own 176,516 square feet of land and manufacturing space located in Nanzi Manufacturing and Export Zone, Taiwan.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

A. Operating results.

Basis of Presentation

New Segments

On January 1, 2010, we reorganized our prior segments into four reportable segments in compliance with FASB ASC Topic 280 (formerly SFAS 131). We have two market-oriented business segments, High-Performance Mixed-Signal and Standard Products and two other reportable segments, Manufacturing Operations and Corporate and Other. See “Part I—Item 4. Information on the Company—A. History and development of the Company—New Segments”. The presentation of our financial results and the discussion and analysis of our financial condition and results of operations have been restated to reflect the new segments.

Significant Divestments

On February 8, 2010, we divested a major portion of our former Home segment to Trident Microsystems, Inc. For the years 2007, 2008 and 2009, the divested operations remained consolidated in our consolidated accounts under a separate reporting segment named Divested Home Activities. The remaining part of the former Home segment has been moved into the segments High-Performance Mixed-Signal and Corporate and Other. All previous periods have been restated accordingly.

On July 28, 2008, our wireless operations from our former Mobile & Personal segment were contributed to a joint venture, ST-NXP Wireless. As a result, all assets and liabilities involved in the joint venture have been deconsolidated from the former Mobile & Personal segment. Until July 28, 2008, these operations remained consolidated in our consolidated accounts under a separate reporting segment named Divested Wireless Activities. The remaining business of the former Mobile & Personal segment has been regrouped into the segments High-Performance Mixed-Signal, Standard Products and Corporate and Other. All previously reported periods have been restated accordingly. Subsequently, effective February 2, 2009, STMicroelectronics purchased our remaining stake in the joint venture.

In September 2007, we completed the divestment of the Cordless & VoIP terminal operations from our Corporate and Other segment to DSPG. We obtained a 13% interest in DSPG as consideration for this divestment. As of December 31, 2008, we held an approximate 16% interest in DSPG. In March 2009, DSPG repurchased these shares.

Non-controlling Interests

The presentation of non-controlling interests has been brought in line with FASB ASC Topic 810 (formerly SFAS 160), effective as of January 1, 2009. Previous periods have been restated accordingly.

Use of Certain Non-U.S. GAAP Financial Measures

Comparable sales growth is a non-GAAP financial measure that reflects the relative changes in sales between periods adjusted for the effects of foreign currency exchange rate changes, and material acquisitions and divestments, combined with reclassified product lines (which we refer to as consolidation changes). Our sales are translated from foreign currencies into our reporting currency, the U.S. dollar, at monthly exchange rates during the respective years. As such, sales as reported are impacted by significant foreign currency movements year over year. In addition, sales as reported are also impacted by material acquisitions and divestments. We believe that an understanding of our underlying sales performance on a comparable basis year over year is enhanced after these effects are excluded.

We understand that, although comparable sales growth is used by investors and securities analysts in their evaluation of companies, this concept has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under U.S. GAAP. Comparable sales growth should not be considered as an alternative to nominal sales growth, or any other measure of financial performance calculated and presented in accordance with U.S. GAAP. Calculating comparable sales growth involves a degree of management judgment and management estimates and you are encouraged to evaluate the adjustments we make to nominal sales growth and the reasons we consider them appropriate. Comparable sales growth may be defined and calculated differently by other companies, thereby limiting its comparability with comparable sales growth used by such other companies.

Factors Affecting Comparability

Economic and Financial Crisis

During the course of 2008 and 2009, the economic and financial crisis had an impact on both our sales and profitability. Our comparable sales in 2009 declined by 21.1%, compared to 2008 and by 6.6% in 2008, compared to 2007, affecting all our business segments. The lower sales also affected the utilization levels of our factories during the second half of 2008 and the first half of 2009. During the second half of 2009, however, our sales partly recovered due to replenishment of inventory at customers, market share gains driven by design wins across a wide range of our business lines, responsiveness of our manufacturing operations to meeting renewed demand and the economic recovery generally. This also improved our factory utilization level, which increased from 36% in the first quarter to 71% in the fourth quarter of 2009. Our average factory utilization level for the full year 2009 was 56%, compared to 72% in 2008 and 79% in 2007. The semiconductor industry has shown recovery in the past few quarters.

Restructuring and Redesign Program

Since our separation from Philips, we have taken significant steps to reposition our businesses and operations through a number of acquisitions, divestments and restructurings. As a result of the Redesign Program and other restructurings, costs were reduced significantly, driven by reduced costs in manufacturing, research and development and selling, general and administrative activities. The Redesign Program, announced in September 2008, was our response to a challenging economic environment and the refocusing and resizing of our business following the contribution of our wireless operations to ST-NXP Wireless.

The Redesign Program initially targeted a reduction in annual operating costs of $550 million by the end of 2010 on a run-rate basis, benchmarked against our third quarter results for 2008, which was the quarter during which we contributed our wireless operations to ST-NXP Wireless. These savings were to be delivered primarily through reducing our manufacturing footprint, particularly in high cost geographies, the refocusing and resizing of our central research and development and streamlining support functions. However, due to the continuing adverse market conditions in the first half of 2009, steps were taken to accelerate certain aspects of the Redesign Program and expand it to include other restructuring activities. Accordingly, our wafer factory in Caen, France was sold in June 2009, and our production facility in Fishkill, New York was closed in July 2009, ahead of schedule, and in January 2010, we closed parts of our front-end manufacturing facility in Hamburg, Germany. We have also initiated process and product transfer programs from our ICN5 and ICN6 facilities in Nijmegen, the Netherlands, which are scheduled to close in 2010 and 2011, respectively. The expanded Redesign Program now includes, among other projects, the employee termination costs related to the sale of our television systems and set-top box business lines to Trident, which was completed on February 8, 2010.

As a result of the expanded Redesign Program, we currently expect to achieve over $650 million in annual savings in the course of 2011, as compared to our annualized third quarter results for 2008, which was the quarter during which we contributed our wireless operations to ST-NXP Wireless. We estimate the total costs of the accelerated and expanded Redesign Program to be no greater than $750 million by the end of 2011, compared with the original total cost estimate for the initial program of $700 million by the end of 2010.

Since the beginning of the Redesign Program in September 2008 and until the end of 2009, $433 million of restructuring costs related to the Redesign Program and other restructuring activities has been paid. In 2009, a restructuring charge of $112 million was recorded as a result of the new restructuring projects during the year, which included the closure of the additional wafer fab in Nijmegen scheduled for early 2011, and employee termination costs consequent to the transaction with Trident. This charge was offset by release of restructuring liabilities of $92 million related to earlier announced restructuring projects. In addition, we incurred $83 million of cash restructuring costs in 2009. In the aggregate, the net restructuring charges that affected our income from operations for 2009 amounted to $103 million. In 2008, a charge of $594 million was recorded for restructuring, of which $443 million was related to employee termination costs from the Redesign Program, which was announced in September 2008. The remainder was largely related to the write downs of assets, costs related to the closure of businesses and various other restructuring charges.

The net restructuring costs recorded in the statement of operations are included in the following line items:

($ in millions)	2008	2009
Cost of sales	348	(5)
Selling expenses	19	11
General and administrative expenses	124	36
Research and development expenses	97	61
Other income and expenses	6	—
Net restructuring charges	594	103

As of December 31, 2009, the total restructuring liability was $313 million, which consisted of $257 million of short-term provisions and $43 million of long-term provisions, both of which related to employee termination costs, and $13 million of accrued liabilities. As of December 31, 2008, the total restructuring liability was $498 million, which consisted of $98 million of short-term provisions and $322 million of long-term provisions, both of which related to employee termination costs, and $78 million of accrued liabilities.

Capital Structure

As of December 31, 2009, the book value of our total debt was $5,283 million and included $610 million of short-term debt and $4,673 million of long-term debt. This is $1,084 million lower than the book value of our total debt of $6,367 million as of December 31, 2008.

In 2009, through a combination of cash buy-backs and debt exchange offers, we were able to reduce the book value of our total long-term debt by $1,331 million. This was partially offset by the negative impact of foreign exchange of $32 million and an $8 million accrual of debt discount in 2009. In 2009, the reduction in total debt was also partially offset by an increase of $207 million in short-term debt, of which $200 million consisted of a drawdown under our Secured Revolving Credit Facility. See “Part I—Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Position”.

As a result of the cash buy-backs, debt exchanges and favorable interest rates, our full year net interest expense was reduced from $475 million in 2008 to $359 million in 2009. The effect of the cash buy-backs and debt exchanges will be fully reflected in our 2010 results.

The total amount of cash used in 2009 as a result of the debt buy-backs amounted to $286 million. The total gain on these transactions recognized in 2009 (net of issuance costs) was $1,020 million, of which $507 million was recognized in our second fiscal quarter and $513 million in our third fiscal quarter.

Impairment of Goodwill and Other Intangibles

Our goodwill is tested for impairment on an annual basis in accordance with ASC 350 (FASB Statement 142). To test our goodwill for impairment, the fair value of each “reporting unit” that has goodwill is determined. If the carrying value of the net assets in the “reporting unit” exceeds the fair value of the “reporting unit”, there is an additional assessment performed to determine the implied fair value of the goodwill. If the carrying value of the goodwill exceeds this implied fair value, we record impairment for the difference between the carrying value and the implied fair value. In 2009, we distinguished five segments as “reporting units”, as referred to in ASC 350, for the purpose of testing our goodwill for impairment. At the time of testing, we were structured in three market-oriented business segments: Automotive & Identification, Multi-Market Semiconductors and Home, each of which represented a reportable operating segment. We also had two other reportable segments: Manufacturing Operations and Corporate and Other.

The determination of the fair value of the reporting unit requires us to make significant judgments and estimates including projections of future cash flows from the business. We base our estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates. In addition, we make judgments and assumptions in allocating assets and liabilities to each of our reporting units. The key assumptions considered for computing the fair value of reporting units include: (a) cash flows based on financial projections for periods ranging from 2009 through 2012 and which were extrapolated until 2020, (b) terminal values based on terminal growth rates not exceeding 4% and (c) discount rates based on the weighted average cost of capital ranging from 12.8% to 16.8%. An increase in the weighted average cost of capital of approximately 1.0% would have resulted in an impairment in both our former reporting units Automotive & Identification and Home and a decrease of 1% in the terminal growth rate would have resulted in an impairment in the former reporting unit Automotive & Identification. The assumptions for the former reporting unit Automotive & Identification were closely reviewed since the percentage of fair value exceeding the carrying value was the lowest among the reporting units. Sales and profitability in the fourth quarter of 2009 and the outlook for the Automotive & Identification businesses had improved significantly compared to the time the impairment analysis was executed. For the former reporting unit Home, following the announcement to sell the television and set-top box business lines to Trident, the assets and liabilities to be divested were reported as held for sale at fair value less cost to sell.

Based on the goodwill impairment analysis performed in 2009, management concluded that there is no additional impairment required.

The application of the impairment test resulted in the write-down of goodwill and intangibles of $714 million in 2008 ($340 million under the Divested Home Activities segment, $218 million under the High-Performance Mixed Signal segment and $156 million under the Corporate and Other segment). For the Divested Home Activities segment, the assets and liabilities to be divested were reported as held for sale at fair value less cost to sell, for which an impairment of $69 million was recorded in 2009, which included $33 million of goodwill impairment related to the Divested Home Activities.

Effect of Acquisition Accounting

Our Formation

On September 29, 2006, Philips sold 80.1% of its semiconductor business to the Private Equity Consortium in a multi-step transaction. We refer to this acquisition as our “Formation”.

The Formation has been accounted for using the acquisition method. Accordingly, the $10,601 million purchase price has been “pushed down” within the NXP group and allocated to the fair value of assets acquired and liabilities assumed.

The carrying value of the net assets acquired and liabilities assumed, as of the Formation date on September 29, 2006, amounted to $3,302 million. This resulted in an excess of the purchase price over the carrying value of $7,299 million. The excess of the purchase price was allocated to intangible assets, step-up on tangible assets and liabilities assumed, using the estimated fair value of these assets and liabilities.

An amount of $3,096 million, being the excess of the purchase price over the estimated fair value of the net assets acquired, was allocated to goodwill. This goodwill is not amortized, but is tested for impairment at least annually. In 2009, we concluded that no additional impairment charge was necessary, other than the impairment charge recognized as a result of the transaction with Trident, amounting to $33 million, which was included in the $69 million of impairment of “assets held for sale”. However, the goodwill impairment analysis in 2008 led to an impairment of $430 million, of which $381 million related to our former Home segment, which amount was subsequently re-allocated to our new segments as follows: $144 million was transferred to the High-Performance Mixed-Signal segment, $160 million was transferred to the Divested Home Activities and $77 million was transferred to the Corporate and Other segment. The remaining goodwill impairment of $49 million in 2008 related to the Corporate and Other segment. In 2007, there was no impairment charge.

Other Significant Acquisitions and Divestments

•

2009. On November 16, 2009, we completed our strategic alliance with Virage Logic and obtained approximately 9.8% of Virage Logic’s outstanding common stock. This transaction included the transfer of our advanced CMOS horizontal intellectual property and development team in exchange for the rights to use Virage Logic’s intellectual property and services. Virage Logic is a provider of both functional and physical semiconductor intellectual property for the design of complex integrated circuits. The shares of Virage Logic are listed on the NASDAQ Global Market. Considering the terms and conditions agreed between the parties, we will account for our investment in Virage at cost.

•

2008. On September 1, 2008, we completed the combination of our CAN tuner modules operation with those of Technicolor (formerly Thomson S.A.), operating in a new joint venture named NuTune. We have a 55% ownership stake in NuTune, which is fully consolidated in our Corporate and Other segment. Technicolor holds the remaining 45%.

•

On August 11, 2008, we completed our acquisition of the broadband media processing business of Conexant, which provides solutions for satellite, cable and IPTV applications. These activities were included in our Divested Home Activities segment and a majority were transferred to Trident in February 2010.

•

On July 28, 2008, we combined our key wireless operations with those of STMicroelectronics to form a new joint-venture company, at that time named ST-NXP Wireless, into which we contributed businesses and assets forming a substantial portion of our former Mobile & Personal segment (our sound solutions, mobile infrastructure and amplifiers businesses were not contributed and are now part of our High-Performance Mixed-Signal and Standard Products segments). We received a 20% ownership interest in the joint venture and a cash consideration of $1.55 billion in connection with the divestment. Effective February 2, 2009, STMicroelectronics purchased our remaining stake in the joint venture (subsequently renamed “ST-Ericsson”) for a purchase price of $92 million.

•

In January 2008, we completed the acquisition of GloNav, a U.S.-based fabless semiconductor company developing single-chip solutions for global positioning systems and other satellite navigation systems. The activities of this new acquisition were included in the former Mobile & Personal segment and were subsequently transferred to ST-NXP Wireless on July 28, 2008.

•

2007. In March 2007, we completed the acquisition of the mobile communications business of Silicon Labs, a provider of radio frequency technology for mobile phones. The business was initially consolidated within the former Mobile & Personal segment and subsequently transferred, on July 28, 2008, to ST-NXP Wireless.

•

In September 2007, we completed the divestment of the Cordless & VoIP terminal operations from our Corporate and Other segment to DSPG. We obtained $200 million of cash, as well as a 13% interest in DSPG as consideration for this divestment. As of December 31, 2008, we held shares for an approximate 16% interest in DSPG. In March 2009, DSPG repurchased our shares in DSPG for cash consideration of $20 million.

•

ASEN Semiconductors Co. Ltd. (“ASEN”), is an assembly and test joint venture, established in September 2007 by us and ASE, which is located, in Suzhou, China. We hold a 40% interest in ASEN, and ASE holds the remaining 60%.

The acquisitions described above have been accounted for using the acquisition method. Accordingly, the respective purchase prices have been “pushed down” within the NXP group and allocated to the fair value of assets acquired and liabilities assumed. Adjustments in fair values associated with our Formation and these acquisitions had a negative impact on our 2009 income from operations of $391 million (compared to $713 million in 2008 and $791 million in 2007) due to additional amortization and depreciation charges. This was partly offset in our 2009 net income by the tax effect on the purchase price adjustments amounting to $189 million (compared to $349 million in 2008 and $247 million in 2007).

As used in this discussion, the term “PPA effect” includes the cumulative net effect of acquisition accounting applied to these acquisitions, as well as the Formation. Certain PPA effects are recorded in our cost of sales, which affect our gross profit and income from operations, and other PPA effects are recorded in our operating expenses, which only affect our income from operations.

Restructuring and Other Incidental Items

Certain gains and losses of an incidental but sometimes recurring nature have affected the comparability of our results over the years. These include costs related to the Redesign Program and other restructuring programs, process and product transfer costs, costs related to our separation from Philips and gains and losses resulting from divestment activities and impairment charges.

Certain of these restructuring and other incidental items are recorded in our cost of sales, which affect our gross profit and income from operations, while certain other restructuring and other incidental items are recorded in our operating expenses, which only affect our income from operations.

Due to the Formation in late 2006, certain financial reporting and accounting policies and procedures regarding these 2007 other incidental items were not implemented and effective until the beginning of the third fiscal quarter of 2007.

Research and Development

The divestment of our Divested Wireless Activities and Home Activities in 2008 and 2009 resulted in a reduction of our research and development expenses. These divested activities accounted for $538 million of research and development expenses in 2008 (of which $319 million related to our Divested Wireless Activities and $219 million related to our Divested Home Activities) and $239 million in 2009 (all of which related to our Divested Home Activities). This reduction in research and development expenses is in addition to our cost savings from the Redesign Program.

Statement of Operations Items

Sales

Our revenues are primarily derived from sales of our semiconductor and other components to OEMs and similar customers, as well as from sales to distributors. Our revenues also include sales from wafer foundry and packaging services to our divested businesses, which are reported under our segment Manufacturing Operations.

Cost of Sales

Our cost of sales consists primarily of the cost of semiconductor wafers and other materials, and the cost of assembly and test. Cost of sales also includes personnel costs and overhead related to our manufacturing and manufacturing engineering operations, related occupancy and equipment costs, manufacturing quality, order fulfillment and inventory adjustments, including write-downs for inventory obsolescence, gains and losses due to conversion of accounts receivable and accounts payable denominated in currencies other than the functional currencies of the entities holding the positions, gains and losses on cash flow hedges that hedge the foreign currency risk in anticipated transactions and subsequent balance sheet positions, and other expenses.

Gross Profit

Gross profit is our sales less our cost of sales, and gross margin is our gross profit as a percentage of our sales. Our revenues include sales from wafer foundry and packaging services to our divested businesses, which are reported under our segment Manufacturing Operations. In accordance with the terms of our divestment agreements, because the sales to our divested businesses are at a level approximately equal to their associated cost of sales, there is not a significant contribution to our gross profit from these specific sales and hence they are dilutive to our overall company gross margin. As these divested businesses develop or acquire their own foundry and packaging capabilities, our sales from these sources are expected to decline, and, therefore, the dilutive impact on gross profit is expected to decrease over time.

Selling Expenses

Our sales and marketing expense consists primarily of compensation and associated costs for sales and marketing personnel including field application engineers and overhead, sales commissions paid to our independent sales representatives, costs of advertising, trade shows, corporate marketing, promotion, travel related to our sales and marketing operations, related occupancy and equipment costs and other marketing costs.

General and Administrative Expenses

Our general and administrative expense consists primarily of compensation and associated costs for management, finance, human resources and other administrative personnel, outside professional fees, allocated facilities costs and other corporate expenses. General and administrative expenses also include amortization and impairment charges for intangibles assets other than goodwill, impairment charges for goodwill and impairment charges for assets held for sale.

Research and Development Expenses

Research and development expenses consist primarily of personnel costs for our engineers engaged in the design, development and technical support of our products and related developing technologies and overhead. These expenses include third-party fees paid to consultants, prototype development expenses and computer services costs related to supporting computer tools used in the engineering and design process.

Other Income (Expense)

Other income (expense) primarily consists of gains and losses related to divestment of activities and consolidated subsidiaries, as well as gains and losses related to the sale of long-lived assets and other non-recurring items.

Income (Loss) from Operations

Income (loss) from operations is our gross profit less our operating expenses (which consist of selling expenses, general and administrative expenses, research and development expenses and write-offs of acquired in-process research and development activities), plus other income (expense).

Extinguishment of Debt

Extinguishment of debt is the gain or loss arising from the exchange or repurchase of our bonds, net of write downs for the proportionate costs related to the initial bond issuances.

Other Financial Income (Expense)

Other financial income (expense) consists of interest earned on our cash, cash equivalents and investment balances, interest expense on our debt (including debt issuance costs), the sale of securities, gains and losses due to foreign exchange rates, other than those included in cost of sales, and certain other miscellaneous financing costs and income.

Income Tax Benefit (Expense)

We have significant net deferred tax assets resulting from net operating loss carry forwards, tax credit carry forwards and deductible temporary differences that reduce our taxable income. Our ability to realize our deferred tax assets depends on our ability to generate sufficient taxable income within the carry back or carry forward periods provided for in the tax law for each applicable tax jurisdiction.

Results Relating to Equity-Accounted Investees

Results relating to equity-accounted investees consist of our equity in all gains and losses of joint ventures and alliances that are accounted for under the equity method.

Net Income (Loss)

Net income (loss) is the aggregate of income (loss) from operations, financial income (expense), income tax benefit (expense), results relating to equity-accounted investees, gains or losses resulting from a change in accounting principles, extraordinary income (loss) and gains or losses related to discontinued operations.

Critical Accounting Policies

The preparation of financial statements and related disclosures in accordance with U.S. GAAP requires our management to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and the accompanying notes. Our management bases its estimates and judgments on historical experience, current economic and industry conditions and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. If actual results differ significantly from management’s estimates, there could be a material adverse effect on our results of operations, financial condition and liquidity.

Summarized below are those of our accounting policies where management believes the nature of the estimates or assumptions involved is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change.

Inventories

Inventories are stated at the lower of cost or market. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of conversion of inventories include direct labor and fixed and variable production overheads, taking into account the stage of completion. The cost of inventories is determined using the first-in, first-out (FIFO) method. In determining the value of our inventories, estimates are made of material, labor and overhead consumed. In addition, our estimated yield has a significant impact on the valuation. We estimate yield based on historical experience.

An allowance is made for the estimated losses due to obsolescence. This allowance is determined for groups of products based on purchases in the recent past and/or expected future demand.

Impairment of Long-Lived Assets

•

Goodwill. We review goodwill for impairment on an annual basis in September of each year, or more frequently if there are events or circumstances that indicate the carrying amount may not be recoverable. To assess for impairment we determine the fair value of each “reporting unit” that carries goodwill. If the carrying value of the net assets including goodwill in the “reporting unit” exceeds the fair value, we perform an additional assessment to determine the implied fair value of the goodwill. If the carrying value of the goodwill exceeds this implied fair value, we record impairment for the difference between the carrying value and the implied fair value.

The determination of the fair value of the “reporting unit” requires us to make significant judgments and estimates including projections of future cash flows from the business. These estimates and required assumptions include estimated revenues and revenue growth rate, operating margins used to calculate projected future cash flows, estimated future capex investments, future economic and market conditions, determination of market comparables and the estimated weighted average cost of capital (“WACC”). We base our estimates on assumptions we believe to be reasonable but any such estimates are unpredictable and inherently uncertain. Actual future results may differ from those estimates. In addition, we make judgments and assumptions in allocating assets and liabilities to each of our reporting segments.

In 2008, as a result of our goodwill impairment analysis, we were required to recognize a $381 million impairment related to the former segment Home, which is now part of our segment High-Performance Mixed-Signal ($144 million), Divested Home Activities ($160 million) and Corporate and Other ($77 million). In addition, $49 million related to Corporate and Other. This impairment resulted from significantly reduced estimated fair values that were directly attributable to the significant economic downturn in 2008. The key assumptions used to determine the fair value of our “reporting units” included (a) cash flows based on financial projections for periods ranging from 2008 through 2011 and which were extrapolated until 2020, (b) terminal values based on terminal growth rates not exceeding 3%, (c) discount rates, based on WACC, ranging from 12.5% to 15.0% in 2008 (WACC was business segment specific and was based on the WACC of peer companies in the relevant industries). A change in WACC of approximately 0.5% would have resulted in an impairment loss in both our former Multimedia semiconductors segment, which is now part of our Standard Products segment, and our segment Manufacturing Operations; and a decrease of more than 1% in the terminal growth rate would have resulted in an impairment in our former Multimedia semiconductors segment.

In 2009, no impairment resulted from the annual goodwill impairment test.

We cannot predict certain future events that might adversely affect the reported value of goodwill, which totaled $2.6 billion at December 31, 2009.

•

Long-Lived Assets other than Goodwill. We review long-lived assets for impairment when events or circumstances indicate that carrying amounts may not be recoverable. A potential impairment exists when management has determined that cash flows to be generated by those assets are less than their carrying value. Management must make significant judgments and apply a number of assumptions in estimating the future cash flows. The estimated cash flows are determined based on, among other things, our strategic plans, long-range forecasts, estimated growth rates and assumed profit margins.

If the initial assessment based on undiscounted projected cash flows indicates a potential impairment, the fair value of the assets is determined. We generally estimate fair value based on discounted cash flows. The discount rates applied to the estimated cash flows are generally based on the business segment specific WACC, which ranged between 12.8% and 16.8% in 2009. An impairment loss is recognized for the difference between the carrying value and the estimated fair value. An indication of impairment exists, similar to goodwill, based on the unfavorable developments in the economic climate.

In 2008, we performed an impairment assessment of our tangible fixed assets and other intangible assets. The projected cash flows were modified significantly from prior periods due to the changing economic environment, which resulted in lower projected cash flows (and fair values).

As a result of this assessment, we recorded an impairment of $284 million to our intangible assets. The assumptions applied were consistent with our impairment assessment for goodwill.

Except for impairment of certain real estate that has been classified as held-for-sale ($69 million), no impairment losses were recorded in 2009. Any changes in future periods related to the estimated cash flows from these assets could result in an additional impairment in future periods.

At December 31, 2009, we had $2.0 billion of other intangible assets and $1.4 billion of remaining long-lived tangible assets.

Restructuring

The provision for restructuring relates to the estimated costs of initiated reorganizations that have been approved by our management team and that involve the realignment of certain parts of the industrial and commercial organization. When such reorganizations require discontinuance and/or closure of lines of activities, the anticipated costs of closure or discontinuance are included in restructuring provisions.

Management uses estimates to determine the amount of restructuring provision. Our estimates are based on our anticipated personnel reductions and average associated costs. These estimates are subject to judgment and may need to be revised in future periods based on additional information and actual costs.

Revenue Recognition

Our revenues are primarily derived from sales to OEMs and similar customers. A smaller portion of our revenues is derived from sales to distributors.

We apply the guidance in SEC Staff Accounting Bulletin Topic 13 “Revenue Recognition” and recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or the service has been provided, the sales price is fixed or determinable, and collection is reasonably assured, based on the terms and conditions of the sales contract. For “made to order” sales, these criteria are met at the time the product is shipped and delivered to the customer and title and risk have passed to the customer. Examples of delivery conditions typically meeting these criteria are “Free on board point of delivery” and “Costs, insurance paid point of delivery”. Generally, the point of delivery is the customer’s warehouse. Acceptance of the product by the customer is generally not contractually required, since, for “made-to-order” customers, after design approval manufacturing commences and subsequently delivery follows without further acceptance protocols. Payment terms used are those that are customary in the particular geographic market.

When we have established that all aforementioned conditions for revenue recognition have been met and no further post-shipment obligations exist revenue is recognized.

For sales to distributors, the same recognition principles apply and similar terms and conditions as for sales to other customers are applied. However, for some distributors, contractual arrangements are in place that allow these distributors to return a product if certain conditions are met. These conditions generally relate to the time period during which return is allowed and reflect customary conditions in the particular geographic market. Other return conditions relate to circumstances arising at the end of a product cycle, when certain distributors are permitted to return products purchased during a pre-defined period after we have announced a product’s pending discontinuance. Long notice periods associated with these announcements prevent significant amounts of product from being returned, however. We do not enter into repurchase agreements with OEMs or distributors. For sales where return rights exist, we have determined, based on historical data, that only a very small percentage of the sales to this type of distributor is actually returned. In accordance with this historical data, a pro rata portion of the sales to these distributors is not recognized but deferred until the return period has lapsed or the other return conditions no longer apply. Revenues are recorded net of sales taxes, customer discounts, rebates and similar charges. Shipping and handling costs billed to customers are recognized as revenues. Expenses incurred for shipping and handling costs of internal movements of goods are recorded as cost of sales. Shipping and handling costs related to sales to third parties are reported as selling expenses.

Royalty income, which is generally earned based upon a percentage of sales or a fixed amount per product sold, is recognized on an accrual basis. Government grants, other than those relating to purchases of assets, are recognized as income as qualified expenditures are made.

A provision for product warranty is made at the time of revenue recognition and reflects the estimated costs of replacement and free-of-charge services that will be incurred by us with respect to the sold products. In cases where the warranty period is extended and the customer has the option to purchase such an extension, which is subsequently billed separately to the customer, revenue recognition occurs on a straight-line basis over the contract period.

Income Taxes

Income taxes in the consolidated financial statements are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We operate in numerous countries where our income tax returns are subject to audits and adjustments. Because we operate globally, the nature of the audit items are often very complex. We employ internal and external tax professionals to minimize audit adjustment amounts where possible. We have applied the provisions of FASB ASC Topic 740 “Income Taxes” (formerly FIN 48 “Accounting for Uncertainty in Income Taxes”) with regard to uncertain tax positions and have recognized a liability for the income tax positions taken that do not have a cumulative realizability of more than 50%.

We have significant deferred tax assets primarily related to net operating losses in the Netherlands, France, Germany, the USA and other countries. At December 31, 2009, tax loss carryforwards amounted to $2,816 million and tax credit carryforwards, which are available to offset future tax, if any, amounted to $69 million. The realization of deferred tax assets is not assured and is dependent on the generation of sufficient taxable income in the future. We have exercised judgment in determining whether it is more likely than not that we will realize the benefit of these net operating losses and other deductible temporary differences, based upon estimates of future taxable income in the various jurisdictions and any feasible tax planning strategies. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that a portion or all of the deferred tax assets will not be realized.

During 2009, based on the scheduling of existing taxable temporary differences and our ability to realize our deferred tax assets, we recorded an additional valuation allowance of $120 million against our deferred tax assets.

At December 31, 2009 we had $66 million of deferred tax assets recognized in our balance sheets based on our determination that it is more likely than not that these assets will be realized. This determination is also taking into account the scheduling of existing taxable temporary differences. If the actual results differ from these estimates, or to the extent that these estimates are adjusted in the future, any changes to the valuation allowance could materially impact the Company’s financial position and results.

Benefit Accounting

We account for the cost of pension plans and postretirement benefits other than pensions in accordance with FASB ASC Topic 715 “Compensation-Retirement Benefits” (formerly SFAS No. 87 “Employer’s Accounting for Pensions” and SFAS No. 106 “Postretirement Benefits other than Pension”, respectively).

Our employees participate in pension and other postretirement benefit plans in many countries. The costs of pension and other post retirement benefits and related assets and liabilities with respect to our employees participating in defined-benefit plans have been based upon actuarial valuations and recorded each period. We record the unfunded status associated with these plans in accordance with the requirements of Topic 715 “Compensation-Retirement Benefits” (formerly SFAS No. 158) measured as the difference between plan assets at fair value and the defined-benefit obligation as an assets or liability. The offset of the recognized funded states is recorded in accumulated other comprehensive income (within equity). Pension costs in respect of defined-benefit pension plans primarily represent the increase in the actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets.

In calculating obligation and expense, we are required to select certain actuarial assumptions. These assumptions include discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Our assumptions are determined based on current market conditions, historical information and consultation with and input from our actuaries. Changes in the key assumptions can have a significant impact on the projected benefit obligations, funding requirements and periodic pension cost incurred.

Share-based Compensation

Share-based compensation plans were introduced in 2007. Under these plans, certain members of our management have the right to purchase depository receipts of shares of common stock of our holding company NXP Semiconductors N.V. upon exercise and payment of the exercise price, after these rights have vested and only upon a sale of shares by the Private Equity Consortium or upon a change of control (in particular, the Private Equity Consortium no longer jointly holding at least 30% of our common stock). The exercise prices of stock options granted in 2007 and 2008 range from €1.00 to €2.50. Also, equity rights were granted to certain non-executive employees containing the right to acquire our shares of common stock for no consideration after the rights have vested and upon a change of control (in particular, the Private Equity Consortium no longer jointly holding 30% of our common stock).

The plans are accounted for in accordance with the provisions of FASB ASC Topic 718 “Compensation Stock Compensation” (formerly SFAS 123(R)). We use a binomial option-pricing model to determine the estimated fair value of the equity instruments.

Since neither our stock options nor our equity rights and shares of common stock were traded on any stock exchange, and exercise is dependent upon certain conditions, employees can receive no value nor derive any benefit from holding these options or rights without the fulfillment of the conditions for exercise. We have concluded that the fair value of the share-based payments can best be estimated by the use of a binomial option-pricing model because such model takes into account the various conditions and subjective assumptions that determine the estimated value. In addition to the estimated value of the Company based on projected cash flows, the assumptions used are:

•

expected life of the options and equity rights is calculated as the difference between the grant dates and an exercise triggering event occurring not before the end of 2011. For the options granted in 2007, 2008 and 2009, expected lives of 4.25, 3.25 and 3 years, respectively, have been assumed;

•	risk-free interest rate was 4.1% for 2007 awards, 3.8% for 2008 awards and 1.6% for 2009 awards;

•

expected asset volatility is approximately 27% for 2007 and 2008 and approximately 38% in 2009 (based on the average volatility of comparable companies over an equivalent period from valuation date to exit date);

•	dividend pay-out ratio of nil;

•	lack of marketability discount was 35% for 2007 awards, 26% for 2008 awards and 28% for 2009 awards; and

•

the Business Economic Value of the NXP group, based on projected discounted cash flows as derived from our business plan for the next 3 years, extrapolated until 2020 and using terminal growth rates from 3-4% (the discount factor was based on a weighted average cost of capital of approximately 14%).

Because the stock options and equity rights are not traded, an option-based approach (the Finnerty model) was used to calculate an appropriate discount for lack of marketability. The expected life of the stock options and equity rights is an estimate based on the time period private equity investors typically take to liquidate a portfolio investment. The volatility assumption has been based on the average volatility of comparable companies over an equivalent period from valuation to exit date.

In May 2009, we executed a stock option exchange program for stock options granted in 2007 and 2008, and which were estimated to be deeply out of the money. Under this stock option exchange program, stock options with new exercise prices, different volumes and, in certain cases, revised vesting schedules, were granted to eligible individuals, in exchange for their owned stock options. By accepting the new stock options all stock options (vested and unvested) owned by the eligible individuals were cancelled. The number of employees eligible for and affected by the stock option exchange program was approximately 120. Since May 2009, stock options have been granted to eligible individuals under the revised stock options program. The exercise prices of these stock options ranged from €0.10 to €2.00. No modifications occurred with respect to the equity rights of the non-executive employees.

In accordance with the provisions of Topic 718, the unrecognized portion of the compensation costs of the cancelled stock options continues to be recognized over the remaining requisite vesting period. For the replacement stock options, the compensation costs are determined as the difference between the fair value of the cancelled stock options immediately before the grant date of the replacement option and the fair value of these replacement options at the grant date. This compensation cost will be recognized in accordance with the vesting schedule over the next 2.5 years.

We performed the valuation of the underlying shares for the 2009 grant as of September 30, 2009. The resulting outcome of this valuation served as the basis for the valuation of the equity instruments by an unrelated valuation specialist for all instruments granted in 2009.

Our retrospective valuation of the stock was based on the latest three-year business plan that became available around the fourth quarter of 2009. Since the business plan is only prepared once per year, this valuation of the underlying shares was also utilized to determine the value of the equity instruments granted in 2009, of which the majority was granted in the second quarter of 2009, as part of the stock option exchange program.

Changes in the assumptions can materially affect the fair value estimate.

Legal Proceedings

In accordance with ASC Topic 450, we account for losses that may result from ongoing legal proceedings based on our best estimate of what such losses could be or, when such best estimate cannot be made, we record for the minimum potential loss contingency. Estimates require the application of considerable judgment, and are refined each accounting period as additional information becomes known. We are often initially unable to develop a best estimate of loss and therefore the minimum amount, which could be zero, is recorded until a better estimate can be developed. As information becomes known, the minimum loss amount can be increased, resulting in additional loss provisions, or a best estimate can be made, which may or may not result in additional loss provisions. There can be no assurances that our recorded reserves will be sufficient to cover the extent of our costs and potential liability.

For a summary of the material legal proceedings to which we are subject, see “Part I—Item 4. Information on the Company—B. Business overview—Legal Proceedings” contained elsewhere in this annual report.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008 for the Group

Sales

The following table presents the aggregate sales by segment for the years ended December 31, 2009 and 2008.

	For the year ended December 31,
	2008			2009
	Sales	% nominal growth	% comparable growth	Sales	% nominal growth	% comparable growth
($ in millions, unless otherwise stated)
High-Performance Mixed-Signal	2,511	(4.3)	(7.4)	2,011	(19.9)	(18.2)
Standard Products	1,095	5.5	3.5	891	(18.6)	(17.1)
Manufacturing Operations	324	51.4	10.7	324	—	(29.0)
Corporate and Other	219	(45.9)	(28.4)	165	(24.7)	(58.3)
Divested Wireless Activities	792	(45.6)	NM	—	—	—
Divested Home Activities	502	(13.7)	(25.0)	452	(10.0)	(22.7)

Total	5,443	(13.9)	(6.6)	3,843	(29.4)	(21.1)

NM:	Not meaningful

Sales were $3,843 million in 2009 compared to $5,443 million in 2008, a nominal decrease of 29.4%, and a comparable decrease of 21.1%. Of the $1,600 million total decline in sales in 2009, $792 million were due to the divestment of our wireless operations, which we combined in the joint venture, ST-NXP Wireless, with STMicroelectronics on July 28, 2008. The remaining decline in sales was mainly attributable to the global economic and financial crisis and the weak economic environment, which affected all our business segments, primarily because of the negative impact on our sales volume, but also because of price erosion. Our sales were severely affected by the crisis, especially in the first and second quarters of 2009. Our sales in the third and fourth quarters of 2009 partly recovered due to increasing sales volumes attributable to the replenishment of inventory at customers, our responsive manufacturing operations and the economic recovery. However, our sales were still lower than in the pre-crisis period. Further, our 2009 sales were affected by unfavorable currency movements of $66 million.

The following table summarizes the calculation of comparable sales growth and provides a reconciliation from nominal sales growth, the most directly comparable financial measure presented in accordance with U.S. GAAP, for the years presented:

	For the year ended December 31,
	2008	2009
(in %)
Nominal sales growth	(13.9)	(29.4)
Effects of foreign currency exchange rate changes(1)	(1.7)	1.5
Consolidation changes(2)	9.0	6.8

Comparable sales growth(3)	(6.6)	(21.1)

(1)	Reflects the currency effects that result from the translation of our sales from foreign currencies into our reporting currency, the U.S. dollar, at the monthly exchange rates during the respective years.
(2)	Reflects the relative changes in sales between periods arising from the effects of material acquisitions and divestments and reclassified product lines. For an overview of our significant acquisitions and divestments, see “Part I—Item 5. Operating and Financial Review and Prospects—A. Operating results—Factors Affecting Comparability—Effect of Acquisition Accounting”.
(3)	Comparable sales growth reflects the relative changes in sales between periods adjusted for the effects of foreign currency exchange rate changes, material acquisitions and divestments and reclassified product lines. Our sales are translated from foreign currencies into our reporting currency, the U.S. dollar, at the monthly exchange rates during the respective years. As a result of significant currency movements throughout the year and the impact of material acquisitions and divestments on comparable sales figures, we believe that an understanding of our sales performance is enhanced after these effects are excluded.

Gross Profit

Our gross profit was $969 million, or 25.2% of our sales, in 2009, compared to $1,218 million, or 22.4% of our sales, in 2008. Our gross profit as a percentage of sales was impacted by the dilutive effect of our Manufacturing Operations segment. The PPA effects that were included in gross profit amounted to $69 million in 2009, compared to $151 million in 2008. Also included in our gross profit were restructuring and other incidental items, which amounted to an aggregate cost of $158 million in 2009 and were mainly related to process and product transfer costs and our exit of certain product lines in connection with our Redesign Program, whereas restructuring and other incidental items included in our gross profit in 2008 amounted to an aggregate cost of $402 million and were largely related to the restructuring charge of $348 million related to the Redesign Program and other costs associated with existing product lines.

The decline in gross profit was largely due to the significantly lower sales during the first half of 2009 resulting from the economic downturn. This also reduced our factory utilization to an average of 56% in 2009, compared to 72% in 2008. The divestment of our wireless operations in July 2008 also resulted in a lower gross profit. The divested wireless activities had a gross profit of $222 million in the year 2008 (which includes PPA effects and incidental items amounting to an aggregate cost of $14 million). Furthermore, our gross profit was affected by an unfavorable currency effect of $48 million in 2009, compared to 2008. However, the decline in our gross profit was mitigated to some extent by cost reductions, which we achieved as a result of the ongoing Redesign Program. The cost reductions realized in 2009 were approximately $200 million as compared to 2008 (realized mainly in the second half of 2009), which were to a large extent related to the closure of the Caen, France, and Fishkill, New York, factories.

Despite the decline in gross profit, our gross profit as a percentage of sales increased by 2.8% in 2009, compared to 2008, as a result of the cost reductions in connection with the ongoing Redesign Program.

Selling Expenses

Our selling expenses were $277 million, or 7.2% of our sales, in 2009, compared to $400 million, or 7.3% of our sales, in 2008. The decline in selling expenses was mainly due to the divestment of our wireless activities ($66 million in 2008) and restructuring and other incidental items of $19 million (related to our Redesign Program) in 2008, compared to $9 million of restructuring and other incidental items in 2009. The remaining reduction in our selling expenses was mainly the result of the ongoing Redesign Program, as we have streamlined and strategically repositioned our sales force and marketing programs, and favorable currency effects.

General and Administrative Expenses

General and administrative expenses amounted to $803 million, or 20.9% of sales, in 2009, compared to $1,875 million, or 34.4% of sales, in 2008. The decline in general and administrative expenses resulted from the lower PPA amortization of $322 million in 2009 compared to $536 million in 2008, lower impairment charges of $69 million in 2009 compared to $714 million in 2008, lower restructuring and other incidental costs, the divestment of our wireless activities (which amounted to $223 million in 2008, including PPA effects and restructuring and other incidental items amounting to an aggregate cost of $139 million) and as a result of the ongoing Redesign Program. The decline in PPA amortization is mainly due to the divestment of our wireless activities in 2008. In addition, the general and administrative expenses were impacted by higher costs in 2009 as a result of higher bonuses accrued for employees due to our performance. In 2009, general and administrative expenses also included restructuring and other incidental items amounting to an aggregate cost of $88 million, compared to $207 million in 2008. The restructuring and other incidental items in 2009 were mainly related to restructuring costs of $36 million, IT system reorganization costs of $35 million and merger and acquisition related costs. Restructuring and other incidental items in 2008 included $124 million of restructuring costs, of which $83 million related to the Redesign Program, and $79 million related to IT system reorganization costs.

The general and administrative expenses in 2009 included an impairment of assets held for sale of $69 million related to the transaction with Trident. In 2008, the general and administrative expenses included impairment charges of goodwill and other intangibles of $714 million, which were related to our Divested Home Activities ($340 million), our High-Performance Mixed-Signal segment ($218 million) and our Corporate and Other segment ($156 million).

Research and Development Expenses

Our research and development expenses and write-off of acquired in-process research and development were $777 million in 2009, compared to $1,225 million in 2008. Our research and development expenses for 2009 did not include any write-off of acquired in-process research and development costs, compared to $26 million in 2008. In 2009, our research and development expenses included restructuring and other incidental items amounting to an aggregate cost of $69 million. These were mainly related to restructuring costs and merger and acquisition related costs. The restructuring and other incidental items in 2008 amounted to an aggregate cost of $107 million and were mainly related to the Redesign Program. In 2009, the divested business accounted for $239 million of research and development costs, compared to $538 million in 2008, of which $319 million was in connection with our Divested Wireless Activities and $219 million in connection with our Divested Home Activities. Our research and development expenses and write-off of acquired in-process research and development were 20.2% of sales in 2009, compared to 22.5% in 2008.

The decline in research and development expenses was largely due to the divestments set out above and the result of the ongoing Redesign Program. Further, favorable currency effects reduced research and development expenses by $34 million in 2009 compared to 2008. These reductions were partly offset by $45 million additional research and development costs in 2009, due to the acquisition of Conexant’s broadband media processing activities and the NuTune joint venture that we formed with Technicolor, which were only partially included in the consolidation of 2008. In addition, as our sales in the third and fourth quarter partly recovered due to replenishment of inventory at customers, market share gains driven by design wins across a wide range of our business lines, our responsive manufacturing operations and the economic recovery, we increased our research and development expenditures in the second half of 2009.

Other Income (Expense)

Other income and expense was a loss of $12 million in 2009, compared to a loss of $364 million in 2008. Included are incidental items, amounting to an aggregate cost of $20 million in 2009 and an aggregate cost of $387 million in 2008. The loss in 2009 was related to the losses on the sale of various smaller businesses and gains on disposal of various tangible fixed assets. The loss in 2008 was due to a loss of $413 million related to the sale of our wireless activities, partly offset by gains from divestments of other activities and various tangible fixed assets.

Restructuring Charges

In 2009, a restructuring charge of $112 million was recorded, resulting from the new restructuring projects in 2009, which included the closure of one of the wafer factories in Nijmegen, the Netherlands, scheduled for early 2011, and employee termination costs related to the transaction with Trident. This charge was offset by the release of certain restructuring liabilities for an amount of $92 million, related to restructuring projects announced earlier. In addition, cash expensed restructuring costs amounting to $83 million were directly charged to our income statement in 2009. In the aggregate, the net restructuring charges that affected our income from operations for 2009 amounted to $103 million. In 2008, a charge of $594 million was recorded for restructuring, of which $443 million was related to the Redesign Program. The restructuring charges related to the Redesign Program included write downs for assets, costs related to the closure of businesses, employee termination expenses and various other restructuring charges.

The Redesign Program has been significantly accelerated and expanded since it was first launched in 2008.

Income (Loss) from Operations

The following tables present the aggregate income (loss) from operations by segment for the years ended December 31, 2009 and 2008, which includes the effects of PPA, restructuring and other incidental items and impairment charges:

	For the year ended December 31, 2009
	Income (Loss) from Operations	Effects of PPA	Restructuring and Other Incidental Items	Impairment Charges
($ in millions)
High-Performance Mixed-Signal	(193)	(224)	(84)	—
Standard Products	(83)	(75)	(15)	—
Manufacturing Operations	(175)	(83)	(101)	—
Corporate and Other	(188)	(2)	(127)	—
Divested Wireless Activities	—	—	—	—
Divested Home Activities	(261)	(7)	(17)	(69)

Total	(900)	(391)	(344)	(69)

	For the year ended December 31, 2008
	Income (Loss) from Operations	Effects of PPA	Restructuring and Other Incidental Items	Impairment Charges
($ in millions)
High-Performance Mixed-Signal	(236)	(265)	(45)	(218)
Standard Products	9	(79)	(3)	—
Manufacturing Operations	(544)	(134)	(367)	—
Corporate and Other	(504)	(12)	(266)	(156)
Divested Wireless Activities	(785)	(154)	(414)	—
Divested Home Activities	(586)	(69)	(27)	(340)

Total	(2,646)	(713)	(1,122)	(714)

Financial Income (Expense)

	For the year ended December 31,
	2008	2009
($ in millions)
Interest income	27	4
Interest expense	(502)	(363)
Impairment loss securities	(38)	—
Foreign exchange results	(87)	39
Extinguishment of debt	—	1,020
Other	(14)	(18)

Total	(614)	682

Financial income and expenses (including the extinguishment of debt) was a net income of $682 million in 2009, compared to a net expense of $614 million in 2008.

The extinguishment of debt in 2009 amounted to a gain of $1,020 million, net of a write down of $25 million related to capitalized initial bond issuance costs, as a result of (i) private offers to exchange our Existing Secured Notes and Existing Unsecured Notes for the Super Priority Notes, (ii) a private tender offer to purchase our Existing Secured Notes and our Existing Unsecured Notes for cash and (iii) several privately negotiated transactions to purchase our Existing Secured Notes and/or Existing Unsecured Notes for cash and/or additional Super Priority Notes. As a result of these transactions, our net interest expense also decreased from $475 million in 2008 to $359 million in 2009. Further, financial income in 2009 included a gain of $39 million as a result of a change in foreign exchange rates mainly applicable to our U.S. dollar-denominated notes and short-term loans, compared to a loss of $87 million in 2008.

Income Tax Benefit (Expenses)

Income tax expense for 2009 was $17 million, compared to $46 million in 2008, and our effective income tax expense rate was (7.8)% in 2009, compared to (1.4)% in 2008. The change in the effective tax rate was primarily attributable to the non-recognition of $43 million of our 2009 net operating losses as a deferred tax asset, withholding tax expense of $17 million in 2009 related to current and future repatriations of earnings to the Netherlands, non-deductible expenses and a net prior year adjustment in 2009 of $15 million benefit resulting from tax filings and assessments.

Results Relating to Equity-accounted Investees

Results relating to the equity-accounted investees in 2009 resulted in a gain of $74 million, compared to a loss of $268 million in 2008. The gain in 2009 was largely due to the release of translation differences related to the sale of our 20% share in ST-NXP Wireless (subsequently renamed “ST-Ericsson”). The loss in 2008 was largely related to the write-off to the fair market value of our 20% share in ST-NXP Wireless.

Net Income

Net income for the year 2009 amounted to a loss of $161 million compared to a loss of $3,574 million in 2008. The decrease in net loss was attributable to:

•	lower PPA effects, lower restructuring and other incidental costs and lower impairment charges;

•	improved operating results;

•	the gain in 2009 on extinguishment of debt; and

•	better results from equity-accounted investees.

Non-controlling Interests

The share of non-controlling interests in the 2009 results amounted to a profit of $14 million compared to $26 million in 2008 related to the third-party share in the results of consolidated companies, predominantly SSMC and NuTune. As a result, the net loss attributable to our stockholders amounted to $175 million in 2009, compared to $3,600 million in 2008.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008 by Segment

Sales

The following table presents the reconciliation from nominal sales growth to comparable sales growth for the year ended December 31, 2009, compared to the year ended December 31, 2008.

	Nominal Growth	Consolidation Changes(1)	Currency Effects(2)	Comparable Growth(3)
(In %)
High-Performance Mixed-Signal	(19.9)	—	1.7	(18.2)
Standard Products	(18.6)	—	1.5	(17.1)
Manufacturing Operations	—	(29.0)	—	(29.0)
Corporate and Other	(24.7)	(33.8)	0.2	(58.3)
Divested Wireless Activities	—	—	—	—
Divested Home Activities	(10.0)	(13.1)	0.4	(22.7)
Total Group	(29.4)	6.8	1.5	(21.1)

(1)	Reflects the relative changes in sales between periods arising from the effects of material acquisitions and divestments and reclassified product lines. For an overview of our significant acquisitions and divestments, see “Part I—Item 5. Operating and Financial Review and Prospects—A. Operating results—Factors Affecting Comparability – Effect of Acquisition Accounting”.
(2)	Reflects the currency effects that result from the translation of our sales from foreign currencies into our reporting currency, the U.S. dollar, at the monthly exchange rates during the respective years.
(3)	Comparable sales growth reflects the relative changes in sales between periods adjusted for the effects of foreign currency exchange rate changes, material acquisitions and divestments and reclassified product lines. Our sales are translated from foreign currencies into our reporting currency, the U.S. dollar, at the monthly exchange rates during the respective years. As a result of significant currency movements throughout the year and the impact of material acquisitions and divestments on comparable sales figures, we believe that an understanding of our sales performance is enhanced after these effects are excluded.

High-Performance Mixed-Signal

	For the year ended December 31,
	2008	2009
($ in millions)
Sales	2,511	2,011
% nominal growth	(4.3)	(19.9)
% comparable growth	(7.4)	(18.2)
Gross profit	1,065	785
Income (loss) from operations	(236)	(193)
Effects of PPA	(265)	(224)
Total restructuring charges	(8)	(53)
Total other incidental items	(37)	(31)
Impairment goodwill and other intangibles	(218)	—

Sales

Sales in 2009 were $2,011 million, compared to $2,511 million in 2008, a nominal decrease of 19.9%, and a comparable decrease of 18.2%. The decline in sales over 2008 reflects the impact of the global recession on our industry, which led to a steep decline in sales across the entire High-Performance Mixed-Signal portfolio, primarily because of the negative impact on our sales volume, but also because of price erosion. However, our sales in the third and fourth quarters partly recovered due to increasing sales volumes attributable to the replenishment of inventory at customers, market share gains driven by design wins across a wide range of our business lines, our responsive manufacturing operations and the economic recovery. The High-Performance Mixed-Signal sales in 2009 were also affected by unfavorable currency effects of $46 million compared to 2008.

Gross Profit

Gross profit in 2009 was $785 million, compared to $1,065 million in 2008. Included are the PPA effects of $2 million in 2009, compared to $23 million in 2008. Restructuring and other incidental items amounted to an aggregate cost of $61 million in 2009, compared to $33 million in 2008. The restructuring and other incidental items in 2009 were mainly related to process and product transfer costs and restructuring costs as part of the Redesign Program. The lower gross profit in 2009 was largely due to the lower sales resulting from the economic crisis that particularly affected the sales in the first half of the year 2009. However, the decline in gross profit was partly offset by the cost savings resulting from the ongoing Redesign Program.

Operating Expenses

Operating expenses amounted to $985 million in 2009, compared to $1,309 million in 2008. Operating expenses included the PPA effects of $222 million in 2009, compared to $242 million in 2008. In addition, operating expenses for 2008 included an impairment charge of $218 million related to goodwill and other intangibles. The selling costs, research and development costs and general and administrative costs were lower in 2009 compared to 2008, largely as a result of the ongoing Redesign Program and favorable currency effects compared to 2008.

Income (Loss) from Operations

We had a loss from operations of $193 million in 2009, compared to a loss from operations of $236 million in 2008. Included are the PPA effects of $224 million in 2009 compared to $265 million in 2008 and restructuring and other incidental items which amounted to an aggregate cost of $84 million in 2009 compared to $45 million in 2008. The restructuring and other incidental items in 2009 were mainly related to process and product transfer costs and restructuring costs as part of the Redesign Program. In 2008, restructuring and other incidental items were mainly related to process and product transfer costs in relation to the closure of our factory in Boeblingen in Germany and restructuring costs. Also, the loss from operations was higher in 2008 due to an impairment charge of $218 million. The remaining decline in income from operations was mainly due to the lower sales resulting from the economic downturn, which affected the overall semiconductor industry, partly offset by a decline in operating expenses as a result of the ongoing Redesign Program.

Standard Products

	For the year ended December 31,
	2008	2009
($ in millions)
Sales	1,095	891
% nominal growth	5.5	(18.6)
% comparable growth	3.5	(17.1)
Gross profit	254	145
Income (loss) from operations	9	(83)
Effects of PPA	(79)	(75)
Total restructuring charges	(9)	(9)
Total other incidental items	6	(6)

Sales

Sales in 2009 were $891 million, compared to $1,095 million in 2008, a nominal decrease of 18.6% and a comparable decrease of 17.1%. Sales, especially during first half of the year, were severely affected by the lower end-customer demand and tight inventory controls at our distribution partners in an overall weak market. The decrease was visible across the whole Standard Products portfolio and was primarily driven by decreasing sales volumes, but also due to price erosion. However, our sales in the third and fourth quarters of 2009 partly recovered due to increasing sales volumes attributable to the replenishment of inventory at customers, an increase in end-customer demand and the economic recovery. The sales in 2009 were also affected by unfavorable currency effects of $18 million compared to 2008.

Gross Profit

Gross profit in 2009 was $145 million, compared to $254 million in 2008. Included are the PPA effects of $1 million in 2009, compared to $12 million in 2008. Restructuring and other incidental items amounted to an aggregate cost of $14 million in 2009, compared to $3 million in 2008. The restructuring and other incidental items in 2009 and 2008 were mainly related to restructuring costs. The decline in gross profit was largely due to the decline in sales and the related lower factory utilization, partly compensated by the cost savings resulting from the ongoing Redesign Program.

Operating Expenses

Operating expenses amounted to $229 million in 2009, compared to $245 million in 2008. Operating expenses included PPA effects of $74 million in 2009, compared to $67 million in 2008. The selling costs, general and administrative costs and research and development costs were lower in 2009 compared to 2008, largely due to effects of the ongoing Redesign Program.

Income (Loss) from Operations

We had a loss from operations of $83 million in 2009, compared to a profit of $9 million in 2008. Included are the PPA effects of $75 million in 2009 compared to $79 million in 2008. The decline in income from operations was mainly due to the lower gross profit resulting from lower sales. This decline was partly offset by the reduction of operating expenses resulting from the ongoing Redesign Program. The restructuring and other incidental items in 2009 amounted to an aggregate cost of $15 million, compared to $3 million in 2008, both primarily related to restructuring costs.

Manufacturing Operations

Sales

Sales of our Manufacturing Operations segment were $324 million in 2009 (including wafer sales of $149 million to ST-Ericsson), compared to $324 million in 2008 (including wafer sales of $85 million to ST-Ericsson). Excluding wafer sales to ST-Ericsson, the sales in 2009 declined due to the lower demand as a result of the economic downturn, which affected the semiconductor industry and negatively impacted on our sales volume. The factory utilization rate for 2009 was reduced to 56% compared to 72% in 2008 due to the poor demand, mainly during the first half of the year.

Operating Expenses

Operating expenses amounted to $74 million in 2009, compared to $30 million in 2008. Operating expenses in 2009 mainly related to the real estate and facility management costs and the management fee allocated to our Manufacturing Operations segment. Operating expenses in 2008 mainly related to PPA effects.

Corporate and Other

Sales

Sales in 2009 were $165 million, which primarily related to NuTune, compared to $219 million in 2008. The decline in sales was primarily due to the overall weak market conditions and the associated decline in NuTune’s business and was mainly driven by decreasing sales volumes.

Operating Expenses

Operating expenses amounted to $178 million in 2009, compared to $568 million in 2008. In 2009, restructuring and other incidental items amounted to an aggregate cost of $118 million and were mainly related to restructuring costs, IT system reorganization costs and merger and acquisition related costs. In 2008, restructuring and other incidental items amounted to an aggregate cost of $287 million and were mainly related to restructuring costs and merger and acquisition related costs. In addition, we incurred an impairment charge of $156 million in 2008 related to goodwill and other intangibles.

Divested Wireless Activities

On July 28, 2008, we and STMicroelectronics announced the termination of our agreement, bringing the wireless operations of both companies into the joint venture ST-NXP Wireless. Subsequently, the related assets and liabilities were deconsolidated. The operations until July 28, 2008 remained consolidated in the consolidated accounts under the new segment Divested Wireless Activities.

We held a 20% share in this joint venture as at December 31, 2008. On February 2, 2009, the 20% share was sold to STMicroelectronics for $92 million (and subsequently renamed “ST-Ericsson”).

Divested Home Activities

On February 8, 2010, we divested a major portion of our former Home segment to Trident. The remaining part of the former Home segment has been moved into the High-Performance Mixed-Signal and Corporate and Other segments.

Sales in 2009 were $452 million, compared to $502 million in 2008, a nominal decrease of 10.0%. Sales during the first half year of 2009 were severely affected by the economic crisis. Sales during the second half of the year recovered partly compared to the steep decline in the first half year of 2009, but were still significantly lower compared to the same period in 2008. In the TV business, growth was seen in the Digital TV markets, whereas the analog market continued to decline. Also, the mainstream (retail) set-top box market was weak. The decline in sales was partly offset due to the consolidation effects of our broadband media processing activities, which contributed for the full year of 2009 compared to only four months in 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007 for the Group

Sales

The following table presents the aggregate sales by segment for the years ended December 31, 2008 and 2007.

	For the year Ended December 31,
	2007			2008
	Sales	% Nominal Growth	% Comparable Growth	Sales	% Nominal Growth	% Comparable Growth
($ in millions, unless otherwise stated)
High-Performance Mixed-Signal	2,625	31.0	28.4	2,511	(4.3)	(7.4)
Standard Products	1,038	(3.9)	(6.2)	1,095	5.5	3.5
Manufacturing Operations	214	1.4	(15.6)	324	51.4	10.7
Corporate and Other	405	(10.2)	6.4	219	(45.9)	(28.4)
Divested Wireless Activities	1,457	(32.9)	(33.4)	792	(45.6)	NM
Divested Home Activities	582	(10.3)	(9.5)	502	(13.7)	(25.0)

Total	6,321	1.3	1.4	5,443	(13.9)	(6.6)

NM:	Not meaningful

Sales were $5,443 million in 2008, compared to $6,321 million in 2007, a nominal decrease of 13.9% and a comparable decrease of 6.6%. The change was primarily due to a decrease of $665 million associated with the divestment of our wireless activities in 2008 and the full year impact of the sale of the Cordless & VoIP terminal operations in 2007. The remaining decline in sales reflected the weakening economic environment in the second half of the year, which impacted each of our segments in that period, primarily because of decreasing sales volumes, although we also experienced some pricing pressure.

	For the year ended December 31,
	2007	2008
(in %)
Nominal sales growth	1.3	(13.9)
Effects of foreign currency exchange rate changes (1)	(2.2)	(1.7)
Consolidation changes (2)	2.3	9.0

Comparable sales growth (3)	1.4	(6.6)

(1)	Reflects the currency effects that result from the translation of our sales from foreign currencies into our reporting currency, the U.S. dollar, at the monthly exchange rates during the respective years.

(2)	Reflects the relative changes in sales between periods arising from the effects of material acquisitions and divestments and reclassified product lines. For an overview of our significant acquisitions and divestments, see “Part I–Item 5. Operating and Financial Review and Prospects—A. Operating results—Factors Affecting Comparability—Effect of Acquisition Accounting”.

(3)	Comparable sales growth reflects the relative changes in sales between periods adjusted for the effects of foreign currency exchange rate changes, material acquisitions and divestments and reclassified product lines. Our sales are translated from foreign currencies into our reporting currency, the U.S. dollar, at the monthly exchange rates during the respective years. As a result of significant currency movements throughout the year and the impact of material acquisitions and divestments on comparable sales figures, we believe that an understanding of our sales performance is enhanced after these effects are excluded.

Gross Profit

Gross profit declined from $2,045 million in 2007 to $1,218 million in 2008, and decreased to 22.4% as a percentage of sales for 2008, compared to 32.4% in 2007. Our gross profit as a percentage of sales was impacted by the dilutive effect of our Manufacturing Operations and Corporate and Other segments. The gross profit declined by $308 million, due to the impact of the divestment of the wireless activities in 2008 and by the full year impact of the sale of the Cordless & VoIP terminal activities in 2007. In addition, 2008 included restructuring and other incidental expenses of $402 million primarily associated with the restructuring charge of $348 million related to the Redesign Program and other costs associated with existing product lines, compared to restructuring and other incidental expenses of $229 million in 2007 comprised of restructuring charges of $178 million related to our exit from the Crolles2 Alliance in France, and the closure of our Boeblingen facility in Germany.

Approximately $295 million of the decrease in gross profit was attributable to lower sales and related lower factory utilization, and the decrease was also caused by an unfavorable currency effect of $40 million compared to 2007. Factory utilization decreased to 72% in 2008, compared to 79% in 2007. Approximately $151 million of costs in 2008 was related to the depreciation of tangible fixed assets and the write-off of stepped-up inventories, compared to $140 million in 2007.

Selling Expenses

Selling expenses were $400 million in 2008, compared to $425 million in 2007, and 7.3% of sales in 2008 compared to 6.7% in 2007. The increase in the percentage of sales was predominantly caused by the rapid decrease in sales in the second half of 2008. The wireless activities, which were contributed with effect from July 28, 2008, accounted for $66 million selling expenses over the first seven months of 2008, compared to $87 million in 2007. Savings from our Redesign Program and previous cost savings programs reduced selling expenses. The decrease was partly offset by the combined effect of $6 million from our acquisition of the broadband media processing business of Conexant and our NuTune joint venture with Technicolor and unfavorable currency effects.

Selling expenses for 2008 included restructuring and other incidental charges of $19 million related to restructuring, compared to $16 million in 2007.

General and Administrative Expenses

General and administrative expenses were $1,875 million in 2008, compared to $1,189 million in 2007, and 34.4% of sales in 2008, compared to 18.8% in 2007. General and administrative expenses in 2008 included a write down of goodwill and intangibles of $714 million related to the Divested Home Activities segment ($340 million), the business segment High-Performance Mixed-Signal ($218 million) and the segment Corporate and Other ($156 million); restructuring and other incidental items of $207 million, compared to $98 million in 2007; acquisition effects of $21 million related to our acquisition of the broadband media processing business of Conexant and the establishment of the NuTune joint venture; and unfavorable currency effects. Restructuring and other incidental items of $207 million in 2008 included $79 million of IT system reorganization costs and $123 million of restructuring costs, of which $83 million related to the Redesign Program. This increase was partly offset by a decrease in the effects from PPA of $100 million, a positive effect from the sale of the wireless activities in 2008 ($73 million) and Cordless and VoIP terminal operations in 2007 ($6 million). The PPA effect related to the amortization of intangibles was $536 million, compared to $636 million in 2007.

General and administrative expenses included a non-cash charge for a share-based compensation program of $31 million compared to $26 million in 2007.

Research and Development Expenses

Research and development expenses and write-off of acquired in-process research and development were $1,225 million in 2008, compared to $1,343 million in 2007. The decrease was related to the impact of the sale of the wireless activities in 2008 ($88 million), the full year impact of the sale of the Cordless and VoIP terminal operations in 2007 ($25 million) and, generally, lower costs in the remaining Mobile & Personal activities (now included in the High-Performance Mixed-Signal and Standard Products segments). This reduction was partly offset by a restructuring charge of $97 million primarily related to the Redesign Program, research and development investments of $42 million related to the acquisition of Conexant’s broadband media processing business activities and increased research and development investments in the High-Performance Mixed-Signal segment. Furthermore, research and development expenses were affected by an unfavorable currency effect of $62 million. Research and development expenses and write-off of acquired in-process research and development were 22.5% of sales in 2008, compared to 21.2% in 2007.

Other Income (Expense)

Other income and expense was a loss of $364 million in 2008, compared to a gain of $134 million in 2007. The loss in 2008 was due to the loss of $413 million related to the sale of our wireless activities, partly offset by gains from divestments of certain other activities and various tangible fixed assets.

Restructuring Charges

In 2008, a charge of $594 million was recorded for restructuring, compared to $218 million in 2007. $443 million of this restructuring charge was related to the Redesign Program, which was announced in September 2008 and related to employee termination costs and plant closures. The remainder was largely related to the write downs of assets, costs related to the closure of businesses and various other restructuring charges. The personnel-related part of this restructuring charge reflects redundancy costs. The restructuring charge of $443 million was primarily related to the planned closure or sale of certain facilities and refocusing and resizing central research and development and reductions in support functions. The non-personnel related part of the restructuring charge related to inventory write downs ($36 million), process and product transfer costs following the closure of the facility in Boeblingen, Germany ($27 million) and other costs. The Redesign Program superseded all previously announced programs, for which a restructuring charge was recorded in 2007 of $218 million.

Income (Loss) from Operations

The following tables present the aggregate by segment of income (loss) from operations for the years ended December 31, 2008 and 2007, which includes the effects of PPA, restructuring and other incidental items and impairment charges.

	For the year ended December 31, 2008
	Income (Loss) from Operations	Effects of PPA	Restructuring and Other Incidental Items	Impairment Charges
($ in millions)
High-Performance Mixed-Signal	(236)	(265)	(45)	(218)
Standard Products	9	(79)	(3)	—
Manufacturing Operations	(544)	(134)	(367)	—
Corporate and Other	(504)	(12)	(266)	(156)
Divested Wireless Activities	(785)	(154)	(414)	—
Divested Home Activities	(586)	(69)	(27)	(340)

Total	(2,646)	(713)	(1,122)	(714)

	For the year ended December 31, 2007
	Income (Loss) from Operations	Effects of PPA	Restructuring and Other Incidental Items	Impairment Charges
($ in millions)
High-Performance Mixed-Signal	63	(305)	(18)	—
Standard Products	(37)	(112)	(10)	—
Manufacturing Operations	(264)	(116)	(146)	—
Corporate and Other	(100)	(14)	(61)	—
Divested Wireless Activities	(201)	(181)	(10)	—
Divested Home Activities	(239)	(63)	(14)	—

Total	(778)	(791)	(259)	—

We had a loss from operations of $2,646 million in 2008 compared to a loss from operations of $778 million in 2007. Restructuring and other incidental items in 2008 amounted to an aggregate cost of $1,122 million mainly caused by restructuring charges of $594 million and the loss on the sale of the wireless activities of $413 million.

The annual impairment test resulted in the write-down of goodwill and intangibles of $714 million in 2008.

The decline of income from operations reflects the effects of the lower sales and related factory utilization on the margin, only partly offset by cost reductions.

Financial Income (Expense)

	For the year ended December 31,
($ in millions)	2007	2008
Interest income	43	27
Interest expense	(495)	(502)
Impairment loss securities	(21)	(38)
Foreign exchange results	300	(87)
Extinguishment of debt	—	—
Other	(8)	(14)

Total	(181)	(614)

Financial income and expenses was a net expense of $614 million in 2008, compared to an expense of $181 million in 2007, largely as a result of foreign currency effects related to our U.S. dollar-denominated debt. Financial income and expenses include a net interest expense of $475 million, compared to $452 million in 2007, financing fees of $14 million, compared to $8 million in 2007, and the impact of foreign exchange rate changes. In 2008, a foreign exchange loss of $87 million was recognized compared to a foreign currency gain of $300 million in 2007 mainly related to our U.S. dollar-denominated notes and short-term loans. This was partly offset by exchange rate movements on foreign currency contracts and liquid assets.

Income Tax Benefit (Expenses)

The income tax expense for 2008 was $46 million, compared to a tax benefit in 2007 of $396 million. In 2008, the PPA effects included in income tax expense amounted to a benefit of $349 million, compared to a benefit in 2007 of $247 million. Our effective income tax rate changed from 41.3% in 2007 to (1.4)% in 2008. The change in the effective tax rate was primarily attributable to an increase in the valuation allowance of $496 million and a decrease in non-taxable income.

Results Relating to Equity-accounted Investees

Results relating to the equity-accounted investees in 2008 resulted in a loss of $268 million, compared to a loss of $40 million in 2007. The loss in 2008 was largely related to the revaluation of the fair market value of our 20% share in ST-NXP Wireless.

The 2007 loss included an impairment charge for our participation in ASMC and T3G Technology Co., Ltd. (“T3G”).

Net Income (Loss)

Net loss increased from $603 million in 2007 to a loss of $3,574 million in 2008, as result of the items discussed above.

Non-controlling Interests

The share of non-controlling interests in the 2008 results amounted to a profit of $26 million, compared to $47 million in 2007. As a result, the net loss attributable to our stockholders amounted to $3,600 million, compared to $650 million in 2007. Non-Controlling interests related to the third-party share in the results of consolidated companies, predominantly SSMC and NuTune.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007 by Segment

High-Performance Mixed-Signal

	For the year ended December 31,
	2007	2008
($ in millions)
Sales	2,625	2,511
% nominal growth	31.0	(4.3)
% comparable growth	28.4	(7.4)
Gross profit	1,317	1,065
Income (loss) from operations	63	(236)
Effects of PPA	(305)	(265)
Total restructuring charges	—	(8)
Total other incidental items	(18)	(37)
Impairment goodwill and other intangibles	—	(218)

Sales

Sales in 2008 were $2,511 million compared to $2,625 million in 2007, a nominal decrease of 4.3%, and a comparable decrease of 7.4%. The decline in sales was primarily due to the economic crisis which led to lower end user demand during the second half of the year 2008 and was primarily driven by a decrease in our sales volume. Past overstocking in the market and competitive pricing also resulted in lower sales. The decline in sales in 2008 was partly offset by favorable currency effects of $60 million compared to 2007.

Gross Profit

Gross profit in 2008 was $1,065 million compared to $1,317 million in 2007. The decline in gross profit was mainly due to the lower sales. PPA effects amounted to $23 million in 2008 compared to $17 million in 2007. The restructuring and other incidental items amounted to an aggregate cost of $33 million in 2008 and were mainly related to process and product transfer costs and restructuring costs. In 2007, restructuring and other incidental items amounted to an aggregate cost of $14 million and were mainly related to restructuring costs.

Operating Expenses

Operating expenses amounted to $1,309 million in 2008, compared to $1,260 million in 2007. The increase in operating expenses was due to the impairment charge of $218 million related to goodwill and other intangibles recognized in 2008. However, there was a decline in PPA effects included in operating expenses, which amounted to $242 million in 2008, compared to $288 million in 2007. The remaining decline in operating expenses was largely due to the effects of the Redesign Program.

Income (Loss) from Operations

We had a loss from operations of $236 million in 2008, compared to a profit of $63 million in 2007. The decrease in income from operations was largely caused by a lower gross profit in line with lower sales, partly offset by reduced operating expenses in 2008 compared to 2007. Restructuring and other incidental items in 2008 amounted to $45 million and were mainly related to process and product transfer costs and restructuring costs. Restructuring and other incidental items in 2007 amounted to an aggregate cost of $18 million and were related to restructuring costs. Also, loss from operations was lower in 2008 due to an impairment charge of $218 million.

Standard Products

	For the year ended December 31,
	2007	2008
($ in millions)
Sales	1,038	1,095
% nominal growth	(3.9)	5.5
% comparable growth	(6.2)	3.5
Gross profit	285	254
Income (loss) from operations	(37)	9
Effects of PPA	(112)	(79)
Total restructuring charges	(22)	(9)
Total other incidental items	12	6

Sales

Sales in 2008 were $1,095 million compared to $1,038 million in 2007, an increase of 5.5%, and a comparable increase of 3.5%. The increase was mainly in the mobile handset area which was partly offset by the decline in other products and was primarily driven by a decrease in our sales volume.

Gross Profit

Gross profit in 2008 was $254 million, compared to $285 million in 2007, a decline of 10.9%. The decline in gross profit was mainly due to the lower sales and related factory utilization, partly offset by the higher gross profit in the mobile handset business. The PPA effects included in 2008 and 2007 amounted to $12 million. The restructuring and other incidental items amounted to an aggregate cost of $3 million in 2008 and $8 million in 2007 and were mainly related to restructuring costs.

Operating Expenses

Operating expenses amounted to $245 million in 2008, compared to $320 million in 2007. The decline in operating expenses was due to lower PPA effects of $67 million in 2008, compared to $100 million in 2007. Furthermore, the operating expenses were lower in 2008 compared to 2007 due to the effects of the Redesign Program.

Income (Loss) from Operations

Income from operations in 2008 was a profit of $9 million, compared to a loss of $37 million in 2007. The increase in income from operations was mainly driven by the reduced operating expenses in 2008 compared to 2007. Furthermore, income from operations in 2008 was favorably affected by lower PPA effects which amounted to $79 million, compared to $112 million in 2007. Restructuring and other incidental items amounted to an aggregate cost of $3 million in 2008 and $10 million in 2007 and were mainly related to restructuring costs.

Manufacturing Operations

Sales

Sales to third parties in 2008 were $324 million, compared to $214 million in 2007, a nominal increase of 51.4% and a comparable increase of 10.7%. The increase of nominal sales was mainly caused by wafer sales to ST-NXP Wireless, which became a third party in 2008, and sales to DSPG, which became a third party in 2007 following the sale of our Cordless and VoIP terminal operations in the third quarter of 2007.

Operating Expenses

Operating expenses amounted to $30 million in 2008, compared to $16 million in 2007 and were mainly related to PPA effects in both periods.

Corporate and Other

Sales

Sales in 2008 were $219 million, compared to $405 million in 2007. In 2007, sales from the discontinued business from the former segment Mobile and Personal amounted to $177 million compared to $16 million in 2008. The remaining decline in sales was mainly due to declines in the NuTune business and was primarily driven by a decrease in our sales volume.

Operating Expenses

Operating expenses amounted to $568 million in 2008, compared to $294 million in 2007. The higher operating expenses in 2008 were mainly due to higher restructuring and other incidental costs and an impairment charge of $156 million related to goodwill and other intangibles. Restructuring and other incidental items in 2008 amounted to an aggregate cost of $287 million and were mainly related to restructuring costs and merger and acquisition related costs. In 2007, restructuring and other incidental items amounted to an aggregate cost of $109 million and were mainly related to IT separation costs and restructuring charges for the exit from the Crolles2 Alliance and restructuring of our sales force.

Divested Wireless Activities

Sales in 2008 were $792 million compared to $1,457 million in 2007, a nominal decrease of 45.6%. The decrease of $665 million was due to consolidation changes related to the divestment of the wireless activities in July 2008.

Divested Home Activities

Sales in 2008 were $502 million compared to $582 million in 2007, a nominal decrease of 13.7%. The decrease mainly caused by the decline in the CRT TV market and the weakness in the mainstream (retail) STB market and partly offset by improvements in the Digital TV business.

B. Liquidity and capital resources.

Liquidity and Capital Resources

At the end of 2009, our cash balance was $1,041 million. Taking into account the available undrawn amount of the Secured Revolving Credit Facility, we had access to $1,161 million of liquidity as of December 31, 2009. We started 2009 with a cash balance of $1,796 million and, during the year our cash decreased by $755 million. The Redesign Program and bond buy-backs resulted in a cash outflow of $385 million and $286 million, respectively.

Capital expenditures were lower in 2009 due to the closure and sale of factories, the relocation of equipment of the closed factories to our remaining factories and our prudence over investments in fixed assets. In the first quarter of 2009, we received cash of $92 million from the sale of the remaining part of our stake in the ST-NXP Wireless joint venture, $20 million from the sale of our shares in the DSP Group and $18 million as a result of a loan repayment.

On a going-forward basis, as a result of our Redesign Program and our efforts to streamline our fixed assets related to our manufacturing operations, we expect our capital expenditures to be less than historical levels. We expect our capital expenditures to be in the range of 5% of our sales. In addition, for the foreseeable future, we expect capital expenditures as a percent of sales from our business segments (High-Performance Mixed-Signal and Standard Products) to generally be consistent with our expected capital expenditures for 2010.

Since December 31, 2008, the book value of our total debt has reduced from $6,367 million to $5,283 million at December 31, 2009. A combination of cash buy-backs and exchanges offers resulted in a total long-term debt reduction of $1,331 million. This reduction was partially offset by the impact of foreign exchange of $32 million and an $8 million accrual of debt discount in 2009. In 2009, the reduction in total debt was also partially offset by an increase of $207 million in short-term debt, of which $200 million consisted of a drawdown under our Secured Revolving Credit Facility. The total amount of cash used for the debt buy-backs amounted to $286 million.

After the additional drawdown of $200 million we had drawn $600 million on the Secured Revolving Credit Facility at year-end 2009. At the end of the year 2009 we still had a remaining capacity of $120 million left, after taking into account the outstanding bank guarantees, based on the end of year exchange rates. However, the amount of this availability varies with fluctuations between the euro and the U.S. dollar as the total amount of the facility, €500 million, is denominated in euro, and the amounts presently drawn are denominated in U.S. dollars.

For the year ended December 31, 2009, we incurred a total net interest expense of $359 million and the weighted average interest rate on our debt instruments was 6%.

At December 31, 2009, our cash balance was $1,041 million, of which $236 million, was held by SSMC, our joint venture company with TSMC. A portion of this cash can be distributed by way of a dividend to us, but 38.8% of the dividend will be paid to our joint venture partner, as well. In 2009, SSMC distributed $73 million of cash, of which $28 million was distributed to TSMC, our joint venture partner, all of which was paid during the first quarter of 2009.

Our sources of liquidity include cash on hand, cash flow from operations and amounts available under the Secured Revolving Credit Facility. We believe that, based on our current level of operations as reflected in our results of operations for the quarter ended December 31, 2009, these sources of liquidity will be sufficient to fund our operations, capital expenditures, and debt service for at least the next twelve months.

Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions. In the future, we may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. Our business may not generate sufficient cash flow from operations, or future borrowings under our Secured Revolving Credit Facility or Forward Start Revolving Credit Facility, as the case may be, or from other sources may not be available to us in an amount sufficient, to enable us to repay our indebtedness, including the Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, the Super Priority Notes, the Existing Secured Notes, the Existing Unsecured Notes, or to fund our other liquidity needs, including our Redesign Program and working capital and capital expenditure requirements, and, in that case, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness.

Cash Flows

The condensed consolidated statements of cash flows are presented as follows:

	For the year ended December 31,
	2007	2008	2009
($ in millions)
Cash flow from operating activities:
Net income (loss)	(603)	(3,574)	(161)
Adjustments to reconcile net income (loss) to net cash provided by operating activities	1,136	2,952	(584)

Net cash provided by (used for) operating activities	533	(622)	(745)
Net cash (used for) provided by investing activities	(678)	1,015	78
Net cash (used for) provided by financing activities	(22)	316	(80)

Total change in cash and cash equivalents	(167)	709	(747)

Effect of changes in exchange rates on cash positions	(24)	46	(8)
Cash and cash equivalents at beginning of period	1,232	1,041	1,796
Cash and cash equivalents at end of period	1,041	1,796	1,041

Cash Flow from Operating Activities

We used $745 million of cash to fund our operations for the year ended December 31, 2009, as compared to $622 million for 2008, and we generated net cash of $533 million from our operating activities for the year ended December 31, 2007.

The increase in net cash outflow from operating activities to $745 million in 2009 primarily resulted from increased restructuring expenses (mainly redundancy expenses) of $385 million, compared to $48 million for 2008, partially offset by a reduction in cash interest expense to $391 million in 2009, compared to $483 million for 2008. Other significant factors driving the increase in net cash outflow from operating activities in 2009 included net tax payments of $58 million, compared to $84 million in 2008, and dividend payments to non-controlling interests of $29 million, compared to $19 million in 2008.

The net cash outflow from operating activities of $622 million in 2008, compared to cash generated by operating activities of $533 million in 2007, primarily resulted from lower cash receipts from customers of approximately $800 million in 2008, mainly due to lower sales levels, and higher net payments for interest and taxes of $567 million, compared to $481 million in 2007. This was partly offset by lower cash payments to suppliers. Other significant factors driving the increase in net cash outflow in 2008 include increased restructuring expenses of $48 million, and dividend payments to non-controlling interest of $19 million.

Cash Flow from Investing Activities

Net cash provided by investing activities in 2009 was $78 million, compared to $1,015 million in 2008, and we used $678 million of cash in our investing activities in 2007.

Net cash provided by investing activities in 2009 included gross capital expenditures of $96 million, proceeds from disposals of property, plant and equipment of $22 million, proceeds from the sale of DSPG securities of $20 million, proceeds of $92 million related to the sale of the 20% shareholding in ST-NXP Wireless, proceeds related to a cash settlement with Philips of $21 million and proceeds of $18 million related to the repayment of a loan to the T3G development joint venture that was subsequently contributed to ST-NXP Wireless. Our capital expenditures were relatively low in 2009 because we were able to shutdown or sell facilities or relocate equipment to other facilities.

Net cash provided by investing activities in 2008 amounted to $1,015 million. The cash generated in 2008 primarily related to the net proceeds from the sale of our wireless activities of $1,433 million, partially offset by $111 million cash paid for the acquisition of Conexant’s broadband media processing business and $87 million cash paid for the acquisition of GloNav. Other significant factors affecting our cash from investing activities included gross capital expenditures of $379 million, proceeds from disposals of property, plant and equipment of $61 million and proceeds from the disposal of certain assets held for sale of $130 million.

In 2007, the net cash used for investing activities was $678 million. This related to net capital expenditures of $406 million, the acquisition of the Cellular Communications business of Silicon Labs for $288 million and the final settlement with Philips for $114 million relating to our separation from Philips in 2006. This was partly offset by proceeds of $169 million from the divestment of our Cordless & VoIP Terminal operations in 2007.

Cash Flow from Financing Activities

Net cash used for financing activities in 2009 amounted to $80 million, compared to net cash provided by financing activities of $316 million in 2008 and net cash used for financing activities in 2007 of $22 million.

The net cash outflow from financing activities in 2009 mainly consisted of a $286 million outflow related to a private tender offer and several privately negotiated transactions to purchase our Existing Secured Notes and our Existing Unsecured Notes for cash and/or Super Priority Notes, offset by an inflow of $200 million from the additional drawing under the Secured Revolving Credit Facility.

The $316 million net cash inflow from financing activities in 2008 mainly consisted of $400 million from the drawing of the Secured Revolving Credit Facility. Further, SSMC (in which we have a 61.2% ownership share) repaid $200 million of paid in capital to its stockholders. As a consequence, the $78 million cash paid to TSMC (our joint venture partner in SSMC) reduced the consolidated cash position and was reflected in financing activities. Cash held by SSMC is consolidated, but, due to our ownership share in SSMC, we are only entitled to 61.2% of the dividends paid by SSMC.

The $22 million net cash used for financing activities in 2007 entirely related to a reduction in short-term debt.

Debt Position

Short-term Debt

	As of December 31,
	2007	2008	2009
($ in millions)
Short-term bank borrowings	—	400	600
Other short-term loans	6	3	10
Current portion of long-term debt	—	—	—

Total	6	403	610

Short-term bank borrowings for the periods presented mainly consisted of borrowings under our Secured Revolving Credit Facility. The weighted average interest rate under the Secured Revolving Credit Facility was 3.5% and 5.0% for the years ended December 31, 2009 and 2008, respectively. We had no borrowings under the Secured Revolving Credit Facility in 2007.

We have a Secured Revolving Credit Facility of €500 million ($720 million at December 31, 2009 based on exchange rates on that date, $703 million at December 31, 2008 based on exchange rates on that date and $737 million at December 31, 2007 based on exchange rates on that date) that we entered into on September 29, 2006 in order to finance our working capital requirements and general corporate purposes. At December 31, 2009, we had remaining borrowing capacity of an additional $120 million under that facility. The Secured Revolving Credit Facility expires in 2012. Although the Secured Revolving Credit Facility expires in 2012, because we have the flexibility of drawing and repaying under this facility, the amounts drawn are classified as short-term debt.

On May 10, 2010, we entered into a €458 million Forward Start Revolving Credit Facility, which becomes available, subject to specified conditions, on September 28, 2012 and matures on September 28, 2015, to replace our existing Secured Revolving Credit Facility. The conditions to utilization of the Forward Start Revolving Credit Facility include specified closing conditions, as well as conditions (i) that our consolidated net debt does not exceed $3,750 million as of June 30, 2012 (and if it exceeds $3,250 million on such date, the commitments under the Forward Start Revolving Credit Facility will be reduced by 50%), and (ii) that we issue on or before September 28, 2012, securities with gross proceeds of $500 million, having a maturity at least 180 days after the maturity of the Forward Start Revolving Credit Facility, the proceeds of which are to be used to refinance debt (other than debt under the Secured Revolving Credit Facility) that matures before the maturity of the Forward Start Revolving Credit Facility.

Long-term Debt

As of December 31, 2009, the euro-denominated notes and U.S. dollar-denominated notes represented 36% and 64%, respectively, of the total principal amount of the notes outstanding. The fixed rate notes and floating rate notes represented 49% and 51%, respectively, of the total principal amount of the notes outstanding at December 31, 2009.

	December 31, 2008	Currency Effects	Accrual of Debt Discount	Debt Exchanges and Repurchases	December 31, 2009
($ in millions)
Euro-denominated 10% super priority notes due July 2013(1)(2)	—	2	2	21	25
U.S. dollar-denominated 10% super priority notes due July 2013(2)	—	—	6	160	166
Euro-denominated floating rate senior secured notes due October 2013(1)(3)	1,406	25	—	(217)	1,214
U.S. dollar-denominated floating rate senior secured notes due October 2013(3)	1,535	—	—	(334)	1,201
U.S. dollar-denominated 7 7/8% senior secured notes due October 2014	1,026	—	—	(181)	845
Euro-denominated 8 5/8% senior notes due October 2015(1)	738	7	—	(318)	427
U.S. dollar-denominated 9 1/2% senior notes due October 2015	1,250	—	—	(462)	788

	5,955	34	8	(1,331)	4,666
Other long-term debt	9	(2)	—	—	7

Total long-term debt	5,964	32	8	(1,331)	4,673

(1)	Converted into U.S. dollar at $1.4402 per €1.00, the exchange rate in effect at December 31, 2009.
(2)	Balance at December 31, 2009 is at the fair value of debt issued, which differs from the principal amount outstanding. The principal amounts outstanding at December 31, 2009 were $41 million of Euro-denominated 10% super priority notes due July 2013 and $221 million of U.S. dollar-denominated 10% super priority notes due July 2013.
(3)	Interest accrues at a rate of three-month EURIBOR plus 2.75%.

In the second quarter of 2009, we reduced our overall debt level by $517 million through a private offer to exchange existing unsecured and secured notes for Super Priority Notes. This transaction resulted in a reduction of $595 million of our outstanding long-term existing debt, offset by the issuance of the Super Priority Notes of $78 million and a write off of debt issuance cost of $10 million. New debt issuance costs of $12 million were capitalized in conjunction with the issuance of the Super Priority Notes. We recognized a net gain on this transaction of $507 million. The Super Priority Notes issued were recorded on the balance sheet at a $50 million discount, which is subject to accretion to par value over the term of these notes using the effective interest method. The Super Priority Notes are initially measured at fair value based upon the public trading prices of the notes exchanged immediately prior to the launch of the debt exchange.

In the third quarter of 2009, our overall debt level further reduced by $814 million as a result of our offer to purchase unsecured and secured notes for cash, a privately negotiated transaction to purchase secured notes for cash, and a privately negotiated transaction in which a purchase of secured notes for cash was combined with a purchase of unsecured notes against the issuance of Super Priority Notes. This transaction included a reduction of $916 million of our outstanding long-term existing debt, offset by the issuance of Super Priority Notes of $102 million, a cash expense of $286 million and a write off of debt issuance cost of $15 million. New debt issuance costs of $3 million were capitalized in conjunction with the issuance of the Super Priority Notes. On these transactions, we recognized a net gain of $513 million. The Super Priority Notes issued were recorded in the balance sheet at a $29 million discount, which is subject to accretion to par value over the term of these notes using the effective interest method. The Super Priority Notes were initially measured at fair value based upon the public trading prices of the existing notes exchanged immediately prior to the launch of the debt exchange.

We may from time to time continue to seek to retire or purchase our outstanding debt through cash purchases and/or exchanges, in open market purchases, privately negotiated transactions or otherwise.

Certain Terms and Covenants of the Notes

We are not required to make mandatory redemption payments or sinking fund payments with respect to the Super Priority Notes, the Existing Secured Notes or the Existing Unsecured Notes.

The Indentures governing the Super Priority Notes, the Existing Secured Notes and the Existing Unsecured Notes contain covenants that, among other things, limit our ability and that of our restricted subsidiaries to incur additional indebtedness, create liens, pay dividends, redeem capital stock, make certain other restricted payments or investments, enter into agreements that restrict dividends from restricted subsidiaries, sell assets, including capital stock of restricted subsidiaries, engage in transactions with affiliates, and effect a consolidation or merger. As of December 31, 2009, and as of the date of filing of this annual report on Form 20-F, we are in compliance with our restrictive covenants contained in the Indentures.

The Super Priority Notes, the Existing Secured Notes and the Existing Unsecured Notes are fully and unconditionally guaranteed jointly and severally, on a senior basis by certain of our current and future material wholly owned subsidiaries.

Pursuant to various security documents related to the Super Priority Notes, the Existing Secured Notes and the Secured Revolving Credit Facility, we have granted first priority liens and security interests in substantially all of our assets, including the assets of our material wholly owned subsidiaries (other than, in the case of the Super Priority Notes and the Existing Secured Notes, our shares).

C. Research and development, patents and licenses, etc.

Research and Development

We believe that our future success depends on our ability to both improve our existing products and to develop new products for both existing and new markets. We direct our research and development efforts largely to the development of new High-Performance Mixed-Signal semiconductor solutions where we see significant opportunities for growth. We target applications that require stringent overall system and subsystem performance. As new and challenging applications proliferate, we believe that many of these applications will benefit from our solutions. We have assembled a team of highly skilled semiconductor and embedded software design engineers with expertise in RF, analog, power management, interface, security and digital processing. As of December 31, 2009, we had approximately 3,000 employees in research and development, of which over 2,600 support our High-Performance Mixed-Signal businesses and approximately 300 support our Standard Products businesses. Our engineering design teams are located in India (Bangalore), China (Beijing, Shanghai), the United States (San Jose, San Diego, Tempe, Bellevue), France (Caen, Suresnes, Sophia Antipolis), Germany (Hamburg, Dresden, Villingen), Austria (Gratkorn, Vienna), the Netherlands (Nijmegen, Eindhoven), Hong Kong, Singapore, the UK (Hazelgrove, Southampton), Switzerland (Zurich) and Belgium (Leuven). Our research and development expenses and write-off of acquired in-process research and development were $1,225 million in 2008 and $1,343 million in 2007. Our research and development expense was $777 million in 2009, 53% of which related to our High-Performance Mixed-Signal businesses, and we expect to incur approximately $625 million of research and development expenses in 2010, 80% of which is expected to relate to our High-Performance Mixed-Signal businesses. Our research and development investments in High-Performance Mixed-Signal have more than doubled between 2006 and 2010.

Largely as a result of our scale and the level of our investments in research and development, we have achieved a significant number of market leadership positions and are able to extend those positions. In High-Performance Mixed-Signal markets where we already have a strong number one market leadership position, such as CAN/ LIN/-FlexRay in-vehicle networking, e-passports and most of our other identification businesses, we invest in research and development to extend our market position and to outpace market growth. In High-Performance Mixed-Signal markets where we are the leader, but with a smaller market share lead over our competition, such as car access and immobilizers, car radio, TV front-end and radio frequency identification, and in High-Performance Mixed-Signal markets where we are not the market share leader, we are investing in research and development to grow significantly faster than the market and improve our relative market position. In addition, we are investing to build or expand leading positions in a number of promising, high growth markets such as AC-DC power conversion, CFL and LED lighting drivers, 32-bit ARM microcontrollers, hearing aids and integrated mobile audio solutions. Finally, we invest around 3% of our total research and development expenditures in research activities that develop fundamental new technologies or product categories that could contribute significantly to our company growth in the future. Examples of current developments include biosensors and MEMS oscillators.

We annually perform a fundamental review of our business portfolio and our related new product and technology development opportunities in order to decide on changes in the allocation of our research and development resources. For products targeting established markets, we evaluate our research and development expenditures based on clear business need and risk assessments. For break-through technologies and new market opportunities, we look at the strategic fit and synergies with the rest of our portfolio and the size of the potential addressable market. Overall, we allocate our research and development to maintain a healthy mix of emerging, growth and mature businesses.

Intellectual Property

The creation and use of intellectual property is a key aspect of our strategy to differentiate ourselves in the marketplace. We seek to protect our proprietary technologies by seeking patents, retaining trade secrets and defending, enforcing and utilizing our intellectual property rights, where appropriate. We believe this strategy allows us to preserve the advantages of our products and technologies, and helps us to improve the return on our investment in research and development. Our portfolio of approximately 14,000 patents and patent applications, as well as our royalty-free licenses to patents held by Philips, give us the benefit of one of the largest patent portfolios positions in the High-Performance Mixed-Signal and Standard Products markets. To protect confidential technical information that is not subject to patent protection, we rely on trade secret law and frequently enter into confidentiality agreements with our employees, customers, suppliers and partners. In situations where we believe that a third party has infringed on our intellectual property, we enforce our rights through all available legal means to the extent that we determine the benefits of such actions to outweigh any costs involved. For more information on the intellectual property arrangements we have entered into with Philips, see “Part I—Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Philips—Intellectual Property Transfer and License Agreement” contained elsewhere in this annual report.

We have engaged occasionally in licensing and other activities aimed at generating income and other benefits from our intellectual property assets. We believe that there is an opportunity to generate additional income and other benefits from our intellectual property assets. This is a process that will take time before meaningful benefits can be reaped. We are in the early phases of developing the program.

While our patents and trade secrets constitute valuable assets, we do not view any one of them as being material to our operations as a whole. Instead, we believe it is the combination of our patents and trade secrets that creates an advantage for our business.

In addition to our own patents and trade secrets, we have entered into licensing, broad-scope cross licensing and other agreements authorizing us to use patents, trade secrets, confidential technical information, software and related technology owned by third parties and/or operate within the scope of patents owned by third parties. We are party to process technology partnerships, such as our collaboration with TSMC and the Interuniversitair Microelektronica Centrum VZW (“IMEC”), through which we jointly develop complex semiconductor-related process technology. We also maintain research partnerships with universities across the world, particularly in Europe, China and India.

We own a number of trademarks and, where we consider it desirable, we develop names for our new products and secure trademark protection for them.

D. Trend information.

We focus our business development efforts on what we believe to be the fastest-growing product opportunities and geographic markets.

We address four key macro growth trends in electronics: energy efficiency, mobility and connected mobile devices, security and healthcare. Examples of recent development activities targeting the need for greater energy efficiency are our CFL and LED lighting products, “green chip” high-efficiency AC-DC power conversion ICs for notebook adaptors, and optimized reference designs for smart metering. Our new high-performance RF power amplifier products allow wireless network operators to expand network capacity with fewer base stations, our secure microcontrollers enable many new forms of mobile electronic payments, and our innovative magnetic induction radio enables implantable medical devices such as hearing aids.

We believe that we are strategically positioned to capture rapid growth in emerging markets through our strong position in Asia Pacific (excluding Japan), which represented 58% of our sales in 2009, compared to a peer average of 49% of sales. In particular, Greater China represented 40% of our sales in 2009.

E. Off-balance sheet arrangements.

As of December 31, 2009, we had no off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations.

Presented below is a summary of our contractual obligations as at December 31, 2009.(1)

	Total	2010	2011	2012	2013	2014	2015 and thereafter
($ in millions)
Long-term debt	4,669	—	—	—	2,607	845	1,217
Capital lease obligations	4	—	1	1	—	1	1
Short-term debt(2)	610	610	—	—	—	—	—
Operating leases	195	33	29	28	26	25	54
Interest on the notes(3)	1,580	291	322	323	350	183	111
Long-term purchase contracts	115	52	41	15	7	—	—

Total contractual cash obligations(3)(4)	7,173	986	393	367	2,990	1,054	1,383

(1)	This table does not reflect uncertain tax positions, amounting to $59 million, payments associated with our defined benefit plans, restructuring obligations and any obligations contingent on future events. In addition, this does not include purchase orders entered into in the normal course of business.
(2)	Short-term debt consists of outstanding borrowings and guarantees under our Secured Revolving Credit Facility as of December 31, 2009. Although the Secured Revolving Credit Facility expires in 2012, the amount drawn is classified as short-term debt because we have the flexibility of drawing and repaying under this facility. Any amount still outstanding under the Secured Revolving Credit Facility on September 28, 2012 will be due in full immediately on that date. The Forward Start Revolving Credit Facility will become available to us on September 28, 2012, the maturity date of our current Secured Revolving Credit Facility, subject to customary terms and conditions and certain financial conditions.
(3)	The interest on the notes was determined on the basis of LIBOR and EURIBOR interest rates and USD/Euro balance sheet rates as at December 31, 2009. We have also drawn amounts under our Secured Revolving Credit Facility, but have not included these interest amounts due to the revolving nature of the debt.
(4)	Certain of these obligations are denominated in currencies other than U.S. dollars, and have been translated from foreign currencies into U.S. dollars based on an aggregate average rate of $1.3978 per €1.00, in effect at December 31, 2009. As a result, the actual payments will vary based on any change in exchange rate.

As of December 31, 2009, accrued interest on debt amounted to $68 million.

Certain contingent contractual obligations, which are not reflected in the table above, include (a) contractual agreements, such as supply agreements, containing provisions that certain penalties may be charged if we do not fulfill our commitments, (b) a contractual agreement to contribute $18 million in our joint venture called ASEN Semiconductors Co. Ltd. if our venture partner also contributes its contractually agreed amounts, which may occur in 2010.

We sponsor pension plans in many countries in accordance with legal requirements, customs and the local situation in the countries involved. These are defined-benefit pension plans, defined contribution pension plans and multi-employer plans. Contributions to funded pension plans are made as necessary, to provide sufficient assets to meet future benefits payable to plan participants. These contributions are determined by various factors, including funded status, legal and tax considerations and local customs. We currently estimate contributions to pension plans will be $90 million in 2010, consisting of $4 million in employer contributions to defined-benefit pension plans and $86 million in employer contributions to defined-contribution pension plans and multi-employer plans. The expected cash outflows in 2010 and subsequent years are uncertain and may change as a consequence of statutory funding requirements as well as changes in actual versus currently assumed discount rates, estimations of compensation increases and returns on pension plan assets. In addition, we have made certain commitments to SSMC, in which we have a 61.2% ownership share, whereby we are obligated to make, as cost compensation, payments to SSMC should we fail to utilize, on an annual basis, at least 42% (approximately 7.5 million mask steps) of the total available capacity at SSMC’s fabrication facilities but only in case TSMC does not utilize our shortfall and the overall SSMC utilization levels drop below 70% of the total available capacity. In the event that we and TSMC fail to utilize at least 70% of SSMC’s total available capacity, we would be required to compensate SSMC for full coverage of all unavoidable costs associated with what we fail to utilize below 42% of the total available capacity. No such payments have been made since 2002.

G. Safe harbor.

This annual report includes forward-looking statements. When used in this annual report, the words “anticipate”, “believe”, “estimate”, “forecast”, “expect”, “intend”, “plan” and “project” and similar expressions, as they relate to us, our management or third parties, identify forward-looking statements. Forward-looking statements include statements regarding our business strategy, financial condition, results of operations and market data, as well as any other statements that are not historical facts. These statements reflect beliefs of our management, as well as assumptions made by our management and information currently available to us. Although we believe that these beliefs and assumptions are reasonable, these statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf and include, in addition to those listed under “Part I—Item 3. Key Information—D. Risk factors” and elsewhere in this annual report, the following:

•	market demand and semiconductor industry conditions;

•	our ability to successfully introduce new technologies and products;

•	the demand for the goods into which our products are incorporated;

•

our ability to generate sufficient cash, raise sufficient capital or refinance our debt at or before maturity to meet both our debt service and research and development and capital investment requirements;

•	our ability to accurately estimate demand and match our production capacity accordingly;

•	our ability to obtain supplies from third-party producers;

•	our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them;

•	our ability to secure adequate and timely supply of equipment and materials from suppliers;

•	our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly;

•	our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners;

•	our ability to win competitive bid selection processes;

•	our ability to develop products for use in our customers’ equipment and products;

•	our ability to successfully hire and retain key management and senior product engineers; and

•	our ability to maintain good relationships with our suppliers.

We do not assume any obligation to update any forward-looking statements and disclaim any obligation to update our view of any risks or uncertainties described herein or to publicly announce the result of any revisions to the forward-looking statements made in this annual report, except as required by law.

In addition, this annual report contains information concerning the semiconductor industry and business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market and business segments will develop. We have based these assumptions on information currently available to us, including through the market research and industry reports referred to in this annual report. Although we believe that this information is reliable, we have not independently verified and cannot guarantee its accuracy or completeness. If any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, they could have a material adverse effect on our future results of operations and financial condition, and the trading price of our common stock.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following description sets forth certain information about management and management-related matters.

Board of Management

Set forth below are the names, ages as of December 31, 2009, and positions of the persons who serve as members of our board of management.

Name	Age	Position
Richard L. Clemmer	58	Chairman of the board of management, president and chief executive officer
Karl-Henrik Sundström	49	Executive vice president and chief financial officer

•

Richard L. Clemmer (1951, American). Mr. Clemmer became chairman of the board of management, president and chief executive officer on January 1, 2009. Prior to that, from December 2007, Mr. Clemmer was a member of our supervisory board and a senior advisor of Kohlberg Kravis Roberts & Co. Prior to joining NXP, he drove the turnaround and re-emergence of Agere Systems Inc., a spin-out from Lucent Technologies Inc. and a leader in semiconductors for storage, wireless data, and public and enterprise networks. He also served as Chairman of u-Nav Microelectronics Corporation, a leading GPS technology provider, and held a five-year tenure at Quantum Corporation where he was executive vice president and chief financial officer. Prior to that, Mr. Clemmer worked for Texas Instruments Incorporated as senior vice president and semiconductor group chief financial officer. Mr. Clemmer also serves on the boards of NCR Corporation and Trident.

•

Karl-Henrik Sundström (1960, Swedish). Mr. Sundström became a member of the board of management, executive vice president and chief financial officer on May 13, 2008. In a successful 22 year career at Ericsson AB, Mr. Sundström gained general management experience leading the company’s global services operations and its Australian and New Zealand business before his appointment as chief financial officer of Ericsson AB in 2003 until the end of 2007. Mr. Sundström also serves on the board of Swedbank AB.

Management Team

Set forth below are the names, ages as of December 31, 2009, and positions of the executive officers who together with our chief executive officer, Mr. Clemmer, and our chief financial officer, Mr. Sundström, constitute our management team.

Name	Age	Position
Chris Belden	49	Executive vice president and general manager of operations
Guido Dierick	50	Senior vice president and general counsel
Alexander Everke	46	Executive vice president and general manager of High-Performance Mixed-Signal businesses focused on wireless infrastructure, lighting, industrial, mobile, consumer and computing applications
Mark Hamersma	42	Senior vice president, responsible for business development
Peter Kleij	49	Senior vice president, responsible for human resource management
Mike Noonen	46	Executive vice president, responsible for global sales
Rene Penning De Vries	55	Senior vice president and chief technology officer
Ruediger Stroh	47	Executive vice president and general manager of High-Performance Mixed-Signal businesses focused on identification applications
Frans Scheper	47	Senior vice president and general manager of the Standard Products applications
Kurt Sievers	40	Senior vice president and general manager of High-Performance Mixed-Signal businesses focused on automotive applications

•

Chris Belden (1960, American). Mr. Belden is executive vice president, general manager of operations and member of the management team. He joined NXP as senior vice president, global manufacturing on March 1, 2008. Previously Mr. Belden worked for Applied Materials Inc., where he was responsible for global operations. Before that, he spent the majority of his career at Motorola, Inc. and Freescale Semiconductor Inc., where he was responsible for Freescale’s global manufacturing operations.

•

Guido Dierick (1959, Dutch). Mr. Dierick is senior vice president, general counsel, secretary of our board of directors and member of the management team. Since 2000 he has been responsible for legal and intellectual property matters at NXP. He previously was employed by Philips from 1982 and worked in various legal positions.

•

Alexander Everke (1963, German). Mr. Everke is executive vice president, member of the management team and general manager of our High-Performance Mixed-Signal businesses focused on the wireless infrastructure, lighting, industrial, mobile, consumer and computing application markets. He previously served in various senior management positions within NXP. Mr. Everke joined NXP in 2006 from Infineon Technologies AG, where he served last as general manager of the Chip Card & Security ICs business unit. Before Infineon, Mr. Everke worked for several years at Siemens AG.

•

Mark Hamersma (1968, Dutch). Mr. Hamersma is senior vice president, responsible for business development and member of the management team. Since joining NXP in 2004, he held the position of senior vice president of strategy & strategic marketing and subsequently, in 2008 was appointed senior vice president responsible for business development. Prior to joining NXP, Mr. Hamersma was a partner with McKinsey & Company, where he focused on serving high-tech, telecommunication and private equity clients.

•

Christos Lagomichos (1955, Greek).(1) Mr. Lagomichos is executive vice-president and general manager of our former Home business segment, a position he has held since 2007. Before joining NXP, he worked for STMicroelectronics where he held various senior management roles.

•

Peter Kleij (1960, Dutch). Mr. Kleij is senior vice-president, responsible for human resource management and member of the management team. Prior to joining Philips in 1996, he worked for various large companies, including AT&T Inc.

•

Mike Noonen (1963, American). Mr. Noonen is executive vice president, responsible for global sales and marketing and member of the management team since November 10, 2008. He previously served in a global sales position at National Semiconductor Corporation, which he joined in 2001. Before that he worked for various high-tech companies including NCR Corporation and Cisco Systems Inc.

•

Rene Penning De Vries (1954, Dutch). Mr. Penning De Vries is senior vice president, chief technology officer and member of the management team. He holds the same position in NXP B.V. He previously was employed by Philips from 1984 in various managerial positions.

•

Ruediger Stroh (1962, German). Mr. Stroh is executive vice president, member of the management team and general manager of our High-Performance Mixed-Signal businesses focused on the identification application markets. Before joining NXP on May 18, 2009, he led LSI Corporation’s Storage Peripherals business, overseeing silicon solutions for hard disk and solid state drives addressing consumer and enterprise markets. Previously, he headed Agere System Inc’s storage division and served as chief executive officer for a number of start-up companies. Mr. Stroh began his career at Siemens AG where he held multiple management positions before joining Infineon Technologies AG.

•

Frans Scheper (1962, Dutch). Mr. Scheper has been senior vice president and general manager for the Standard Products business since November, 2009, and has been a member of the management team since January 1, 2010. He has previously served as general manager of the general applications (discretes) business line within the multimarket business and served in various positions at Philips since 2000.

•

Kurt Sievers (1969, German). Mr. Sievers has been senior vice president and general manager of our High-Performance Mixed-Signal businesses focused on the automotive application markets since November, 2009 and since January 2010, he has been a member of the management team. He has previously managed the automotive safety and comfort business line and served in various positions at Philips since 1995.

Supervisory Board

Set forth below are the names, ages as of December 31, 2009, and positions of the persons who serve as members of our supervisory board.

Name	Age	Position
Sir Peter Bonfield	65	Chairman of the supervisory board
Johannes P. Huth	49	Vice-chairman of the supervisory board
Adam H. Clammer(2)	40	Member of the supervisory board
Eric Coutinho	58	Member of the supervisory board
Egon Durban	36	Member of the supervisory board
Ian Loring	43	Member of the supervisory board
Michel Plantevin	53	Member of the supervisory board
Richard Wilson	44	Member of the supervisory board

(1)	On February 8, 2010, upon the closing of Trident’s acquisition of NXP’s television systems and set-top box business lines, Christos Lagomichos left NXP to become president of Trident.

•

Sir Peter Bonfield (1944, British). Sir Peter is the chairman of our supervisory board since September 29, 2006. Sir Peter served as chief executive officer and chairman of the executive committee for British Telecom plc from 1996 to 2002 and prior to that was chairman and chief executive officer of ICL plc (now Fujitsu Services Holdings Ltd.). Sir Peter also worked in the semiconductor industry during his tenure as a divisional director at Texas Instruments Incorporated, for whom he held a variety of senior management positions around the world. Sir Peter currently holds non-executive directorships at Telefonaktiebolaget LM Ericsson, Taiwan Semiconductor Manufacturing Company Limited, Mentor Graphics Corporation and Sony Corporation.

•

Johannes P. Huth (1960, German). Mr. Huth is a member and vice-chairman of our supervisory board since September 29, 2006. Mr. Huth is a managing director of Kohlberg Kravis Roberts & Co., Europe. He has been with Kohlberg Kravis Roberts & Co. for eleven years. Currently, he is on the board of directors of Kohlberg Kravis Roberts & Co. Ltd., ProSiebenSat.1 Media AG (chairman), Kion Holding GmbH, BMG-Bertelsmann Music Group and Auto-Teile-Unger Handels GmbH & Co. KG. Mr. Huth started his professional career with Salomon Brothers in New York and London. Following that, he worked with Investcorp International Ltd. In London.

•

Adam H. Clammer (1970, American).(2) Mr. Clammer was elected to our supervisory board effective January 1, 2009, representing Kohlberg Kravis Roberts & Co. He has been with Kohlberg Kravis Roberts & Co. for thirteen years and during this time has been actively involved with several companies. Currently, he is on the board of directors of Aricent Inc. and Avago Technologies Ltd. Prior to joining Kohlberg Kravis Roberts & Co., Mr. Clammer was with Morgan Stanely & Co.

•

Eric Coutinho (1951, Dutch). Mr. Coutinho became a member of our supervisory board on September 29, 2006 and is chief legal officer of Koninklijke Philips Electronics N.V. and a member of its group management committee. He has been with Philips since 1979 during which time he has worked in various positions. He is also deputy chairman of The Netherlands Philips Pension Fund.

•

Egon Durban (1973, German). Mr. Durban became a member of our supervisory board on September 29, 2006, and is a managing director of Silver Lake Partners based in London where he is responsible for overseeing Silver Lake’s European operations. Mr. Durban joined Silver Lake in 1999 as a founding principal and has worked in the firm’s Menlo Park and New York offices. Mr. Durban serves on the Board of Directors of Skype Technologies S.A. and is the chairman of its operating committee, the board of directors of Intelsat, Ltd., the operating committee of SunGard Capital Corporation, and Silver Lake’s Management, Investment and Operating and Valuation Committees. Prior to Silver Lake, Mr. Durban worked in Morgan Stanley’s Investment Banking Division.

•

Ian Loring (1966, American). Mr. Loring became a member of our supervisory board on September 29, 2006 and is a managing director of Bain Capital Partners, LLC. Prior to joining Bain Capital Partners in 1996, Mr. Loring worked at Berkshire Partners and has previously also worked at Drexel Burnham Lambert. He serves as a director of Clear Channel Communications Inc., The Weather Channel Inc., Warner Music Group Corporation, Denon & Marantz and Contec Co. Ltd. Mr. Loring previously served on the board of Cumulus Media Inc. and Echelon Telecom Inc.

•

Michel Plantevin (1956, French). Mr. Plantevin became a member of our supervisory board on September 29, 2006 and is a managing director of Bain Capital Ltd. Prior to joining Bain Capital Ltd. in 2003, Mr. Plantevin worked at Goldman Sachs in London, and prior to that he was a partner with Bain & Company in London and Paris. He also serves as a director of FCI S.A. and Brakes Group.

•

Richard Wilson (1965, British). Mr. Wilson became a member of our supervisory board on October 22, 2008 and is a senior partner of Apax Partners LLP. Prior to joining Apax Partners in 1995, he served as a consultant with Scientific Generics Inc. and also worked for Marconi Space Systems

(2)	In February 2010, Nicolas Cattelain (1973, French) became a member of our supervisory board, replacing Mr. Clammer.

Ltd. He has sat on a number of boards of Apax fund portfolio companies, such as Inmarsat plc and Weather Investments SpA, and in 2009/2010 was the chairman of the European Private Equity and Venture Capital Association.

B. Compensation.

Compensation

The Company does not make public the information specified in this Item for individually named directors and officers.

Board of management and management team.

The remuneration structure is designed to promote the interests in the medium and long term. The level and structure of remuneration depends on the Company’s results and other developments relevant to the Company. The remuneration of the members of the board of management is determined by the supervisory board upon a recommendation of its nominating and compensation committee, and the remuneration of the other members of the management team is determined by the chief executive officer.

In addition to the base salary, each year a variable cash incentive can be earned, based on the achievement of specific and challenging targets. The related targets, which are based on EBITDA, are determined annually by the supervisory board for the members of the board of management, and by the chief executive officer in consultation with the supervisory board for members of the management team.

The aggregate remuneration paid in 2009 to, or for the benefit of, the members of the board of management was $3.7 million, compared to $18.9 million in 2008 and $4.5 million in 2007. As of December 31, 2009, there were no personal loans or guarantees outstanding to members of the board of management or the management team.

Supervisory board.

The remuneration of the members of the supervisory board is determined by the general meeting of shareholders. Other than Sir Peter Bonfield, the members of the supervisory board do not receive any cash compensation for their service. The remuneration is not dependent on the Company’s results.

As of December 31, 2009, there were no personal loans or guarantees outstanding to members of the supervisory board.

Retirement plans

A pension plan is in force for all members of the board of management and other members of the management team. The plan is based on a combination of defined-benefits (career average) and defined-contribution. The target retirement age under the plan is 62.5. The plan does not require employee contributions.

The total amounts set aside or accrued to provide pension, retirement or similar benefits amounts to $1.0 million.

Management equity plan-management co-investment program

The purpose of the management equity plan and management co-investment program is to align the interests of management with those of our stockholders by providing additional incentives to improve our medium and long term performance, by offering the participants an opportunity to share in the success of NXP.

The Management Foundation, a foundation incorporated under the laws of the Netherlands, established to implement our management co-investment program holds 12,000,000 shares of common stock of NXP Semiconductors N.V. for the benefit of the designated participants in the program. Pursuant to this program, selected members of our management, including our chief executive officer, the members of our management team and the other NXP executives, have purchased depositary receipts for shares of common stock, issued by the Management Foundation, each representing economic interests in one of the shares of common stock of NXP Semiconductors N.V. These interests include any dividends and other proceeds or liquidated entitlements, but do not include any voting rights, which are retained by the Management Foundation in its capacity as stockholder of NXP Semiconductors N.V. Participants in our management co-investment program are selected by the nominating and compensation committee, with respect to participants who are on the board of directors, and by the chief executive officer, with respect to other participants.

We granted stock options to the members of our management team and to approximately 135 of our other executives in 2007 and 2008. In May 2009, we executed a stock options exchange program, under which stock options, with new exercise prices, different volumes and—in certain cases—revised vesting schedules, were granted to eligible individuals, in exchange for their owned stock options. By accepting the new stock options all previously granted stock options (vested and unvested) owned by the eligible individual were cancelled. As of May 2009, when the stock options exchange program was consummated, stock options have been granted to eligible individuals under the revised stock options program. Under this stock option plan the participants acquire the right to purchase a certain number of depositary receipts for shares of common stock—issued by the Management Foundation—at a predetermined price, i.e. exercise price, provided that certain conditions are met. The stock options have a vesting schedule as specified upon the grant to the individuals. Depositary receipts represent economic interests over shares of common stock of NXP Semiconductors N.V. Participants may exercise stock options only upon a sale of shares by the Private Equity Consortium or upon a change of control (in particular, the Private Equity Consortium no longer jointly holding 30% of the common stock of NXP Semiconductors N.V.).

In 2009, the members of the board of management were granted 74,223,640 stock options representing depository receipts in NXP’s parent company NXP Semiconductors N.V. at a weighted average exercise price of €0.92, compared to 98,041,400 stock options at a weighted average exercise price of €1.48 granted in 2008 and 184,947,600 stock options at a weighted average exercise price of €1.64 granted in 2007. No stock options were granted to the members of the supervisory board other than Sir Peter Bonfield.

We may change the terms and conditions of the current stock options program and we may introduce new equity programs for the granting of stock based incentives.

Indemnification

Unless prohibited by law in a particular circumstance, our articles of association require that the Company reimburses the members of the board of management and supervisory board for damages and various costs and expenses related to claims brought against them in connection with the exercise of their duties. However, no reimbursement is available if a member’s act or failure to act is intentional (opzettelijk), intentionally reckless (bewust roekeloos) or seriously culpable (ernstig verwijtbaar). The Company has purchased directors’ and officers’ liability insurance for the members of the supervisory board and board of management, substantially in line with that purchased by similarly situated companies.

C. Board practices.

Management Structure

We have a two-tier board structure, consisting of a board of management, embedded in our management team, and supervisory board.

Under the chairmanship of the chief executive officer, the board of management is entrusted with our general management, including the deployment of our strategy and policies. The board of management, whose members are appointed and dismissed by the general meeting of shareholders upon proposal by the supervisory board, is accountable to the general meeting of shareholders and to our supervisory board. Members of the board of management hold office until they are removed or replaced by the general meeting of shareholders. Major decisions of the board of management require the approval of the supervisory board, including decisions relating to the Company’s operational and financial objectives and the strategies it uses to achieve those objectives.

Our board of management is embedded in our management team. Subject to the overall authority of our board of management, the management team is the primary executive management layer within NXP where the business segments, the core processes and the support functions act as one team together to lead our company. The management team, consisting of the members of the board of management, as well as eleven senior executives of the Company, has overall operational responsibility for the management of the Company and carries out the day-to-day operations of the business, including the development of business plans, budgets and operational forecasts. Members of the management team, other than members of the board of management, are appointed and dismissed by the board of management and hold office until they are removed or replaced by the board of management.

The supervisory board consists of eight members, appointed and dismissed by the general meeting of shareholders. Six of the members are nominated by KASLION Holding B.V. (“KASLION Holding”), one member (Mr. Eric Coutinho) is nominated by Philips, and one member (Sir Peter Bonfield) is an independent chairman, who is appointed and dismissed jointly by KASLION Holding and Philips. The members of the supervisory board hold office until they are removed or replaced by the general meeting of shareholders. Members of the permanent committees are appointed and dismissed by the supervisory board. The supervisory board has comprehensive oversight responsibilities and supervises and advises the board of management in performing its management tasks and setting the direction of NXP’s business. It approves major management decisions, including the overall business strategy, and supervises the structure and management of the Company’s internal control systems and the financial reporting process. It also determines the remuneration of the individual members of the board of management within the established remuneration policy.

Board Committees

While retaining overall responsibility, the supervisory board assigns certain of its tasks to three permanent committees: the operating committee, the nominating and compensation committee and the audit committee. Each of these committees have the responsibilities and composition described below:

•

Operating Committee. The operating committee is responsible for maintaining regular contact with the board of management on the implementation of the Company’s budget and group strategy. It conducts regular business reviews, supervises the Company’s general affairs, and advises the board of management and management team. The committee met ten times in the course of 2009 and reported its findings to the plenary supervisory board. The members of the operating committee are Messrs. Huth (chairman), Durban, Plantevin and Wilson.

•

Nominating and compensation committee. The nominating and compensation committee determines selection criteria and appointment procedures for members of the board of management, periodically assesses the scope and composition of the board of management and evaluates the performance of its individual members. It is further responsible for recommending to the supervisory board the compensation package for each member of the board of management. It reviews employment contracts entered into with members of the board of management, makes recommendations to the supervisory board with respect to major employment-related policies and overseas compliance with the Company’s employment and compensation-related disclosure obligations under applicable laws. The members of the nominating and compensation committee are Messrs. Huth and Plantevin.

•

Audit committee. The audit committee assists the supervisory board in supervising and monitoring, and advising the board of management on, financial reporting, risk management, compliance with relevant legislation and regulations and the our business code of conduct. It oversees the preparation of the our financial statements, our financial reporting process, system of internal business controls and risk management, internal and external audit process and the internal and external auditor’s qualifications, independence and performance. The audit committee also reviews the our annual and interim financial statements and other public disclosures, prior to publication. The current members of the audit committee are Messrs. Wilson (Chairman) and Loring. The supervisory board considers the knowledge and experience available on the audit committee as well as the availability of advice from internal and external experts and advisors to be sufficient for the fulfillment by the audit committee of its tasks and responsibilities. As such, the supervisory board has chosen not to appoint any member of the audit committee as an “audit committee financial expert”, as such term is defined under the rules of the SEC. The audit committee met five times in 2009 and reported its findings to the plenary supervisory board.

D. Employees.

The following table provides an overview of the number of employees we had per segment at December 31, 2009:

Number of Full Time Employees
High-Performance Mixed-Signal	2,806
Standard Products	2,366
Manufacturing Operations	14,320
Corporate:
NuTune	3,033
Central research and development	963
Sales and marketing	527
Information technology	457
Other shared services	2,158
Other (including NXP Software)	334
Divested Home Activities	1,186

Total	28,150

The following table indicates the number of employees per geographic area at December 31, 2009:

Number of Full Time Employees
Europe and Africa	8,734
Americas	728
Greater China	7,159
Asia Pacific	11,529

Total	28,150

We have not experienced any material strikes or labor disputes in the past. A number of our employees are members of a labor union. In various countries, local law requires us to inform and consult with employee representatives on matters relating to labor conditions. We consider our employee relations to be good.

E. Share ownership.

The aggregate (indirect) share ownership of the members of the board of management represents less than 1% of the outstanding ordinary shares in the Company. Other than Sir Peter Bonfield, the members of the supervisory board do not own (rights to) shares in our parent company NXP Semiconductors N.V.

Item 7.	Major Shareholders and Related Party Transactions

A. Major shareholders.

All of the Company’s issued and outstanding capital stock is held by NXP Semiconductors N.V. NXP Semiconductors N.V.’s address is High Tech Campus 60, 5656 AG, Eindhoven, the Netherlands. On September 29, 2006, all of the Company’s issued and outstanding shares were acquired by NXP Semiconductors N.V. (formerly KASLION Acquisition B.V.), from Philips.

The following table sets forth information regarding beneficial ownership of the equity securities of NXP Semiconductors N.V. as of December 31, 2009 by each person who is known by us to beneficially own more than 5% of the equity securities of NXP Semiconductors N.V.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned. NXP Semiconductors N.V. has only ordinary shares of its capital stock outstanding. Holders of ordinary shares are entitled to vote. Percentage ownership is based on 4,305,030,000 ordinary shares of NXP Semiconductors N.V. outstanding, as of December 31, 2009.

	Ordinary Shares of NXP Semiconductors N.V. Beneficially Owned(1)
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

B. Related party transactions.

Private Equity Consortium and Philips

Advisory Services Agreements

The Private Equity Consortium and Philips provide advisory services to us and our affiliates pursuant to advisory services agreements between KASLION Holding, Philips and us executed in connection with the

Formation (the “Advisory Services Agreements”). Under the terms of the Advisory Services Agreements, we are obligated to pay to KASLION Holding and to Philips an aggregate annual fee plus all expenses incurred in connection with the provision of services under the agreements. The annual aggregate fees under these agreements are €2.5 million. We have paid €2.0 million per year under the agreement and have accrued a reserve for the remaining amount. All amounts due under the Advisory Services Agreements will become due upon termination of the agreement.

Operating Agreement

In connection with our Formation, the Private Equity Consortium and certain co-investors, directly or indirectly, formed KASLION Holding, through which they invested in our Company. In connection with such investments, the Private Equity Consortium entered into an operating agreement containing provisions with respect to, among other things, restrictions on the issuance or transfer of interests and other special corporate governance provisions.

Shareholders’ Agreement

On September 29, 2006, we entered into a shareholders’ agreement with Philips, NXP Semiconductors N.V., KASLION Holding and the Management Foundation. For so long as Philips holds more than 10% of our equity, the shareholders’ agreement includes, among other things, provisions regarding the composition of our supervisory board and provisions that subject certain of our activities to the approval of either a supervisory board member designated by Philips, to our supervisory board or to the chairman of our supervisory board, who in accordance with the terms of the agreement must be a person not affiliated with Philips or KASLION Holding. The agreement also limits our ability, without the approval of the supervisory board member designated by Philips, to amend our organizational documents in a manner adverse to Philips’ rights as our stockholder or its rights under the shareholders’ agreement, engage in transactions with affiliated persons, modify or waive the pre-emptive rights attaching to our shares of common stock, engage in a legal merger, demerger or liquidation, repurchase or redeem equity securities other than on a pro-rata basis and sell all or substantially all of our assets in exchange for equity securities of a person not active in the semiconductor industry. In addition, the shareholders’ agreement limits our ability without the approval of the chairman of our supervisory board to incur indebtedness or issue any debt securities or assume, guarantee or endorse any material obligation of any other person and to pay dividends or make other distributions, redeem or repurchase equity securities or for NXP Semiconductors N.V. to make loans to NXP B.V. Philips may sell all or part of its stake in us at any time provided such sale is not to one of our competitors and Philips complies with rights of first offer granted to KASLION Holding. The shareholders’ agreement also provides for certain registration rights.

Philips

Philips, or entities affiliated with Philips or pension funds operated for the benefit of Philips’ current and former employees, hold an indirect beneficial interest in us. We have entered into a number of agreements with Philips. Most of these agreements are governed by and construed in accordance with the laws of the Netherlands. A number of these agreements contain change of control provisions allowing Philips to terminate them in case of a change of control, as defined in the relevant agreements.

Philips has informed us that it does not view its investment in us to be a strategic holding and that it intends to divest its holdings in us at such time or times as it considers appropriate, subject to market conditions and other factors. Philips has also informed us that it is considering selling or transferring all or a portion of its holdings in us to affiliated entities or to one or more pension funds operated for the benefit of Philips’ current or former employees.

Intellectual Property Transfer and License Agreement

The Intellectual Property Transfer and License Agreement dated September 28, 2006, which we refer to as the “IP Agreement”, governs the licensing of certain intellectual property from Philips to us and from us to Philips. Under the terms of this agreement, Philips assigned to us approximately 5,300 patent families. The IP

Agreement also provides for certain design and processing requirements with respect to a very limited number of patents, the so-called phase change memory patents, which provide that if we fail to exploit these patents within five years, we must reassign them to Philips. If we are required to re-assign patents, we will receive a non-transferable, royalty-free irrevocable license to use such patents following the re-assignment.

In addition to assigning patents to us, Philips has granted us a non-exclusive, royalty-free and irrevocable license to all patents that Philips held but did not assign to us, to the extent that they were entitled to the benefit of a filing date prior to the separation between us and Philips and for which Philips was free to grant licenses to third parties without the consent of or accounting to any third party other than an entity owned or controlled by Philips or us and to certain know-how that was available to us, where such patents and know-how relate: (1) to our products and technologies, as of September 29, 2006, as well as successor products and technologies, (2) to technology that was developed for us prior to the separation between us and Philips, and (3) to technology developed pursuant to contract research work co funded by us. Philips has also granted us a non exclusive, royalty free and irrevocable license (1) under certain patents for use in giant magneto-resistive devices outside the field of healthcare and bio applications, and (2) under certain patents relevant to polymer electronics resulting from contract research work co funded by us in the field of radio frequency identification tags. This license is subject to exclusions. The license does not cover (1) patents which are necessary for the implementation of an adopted standard, (2) patents which as of September 29, 2006, were used or will be used by Philips in industry wide licensing programs of which Philips has informed us in writing, (3) patents and know how relating to 3D applications, or (4) unless originating from work co funded by us or generated by our employees, patents for solid state lighting applications. The license is non-transferable (although divested companies will have an option, under certain circumstances, to enter into a new license agreement with Philips) but include certain rights to grant sublicenses and to have products made by third party manufacturers (“have-made rights”). The license is subject to certain prior commitments and prior undertakings. In return, we granted Philips a non-exclusive, royalty-free, irrevocable license under all patents and know how that Philips assigned and transferred to us under the IP Agreement. This license is non-transferable and includes specified sub-license and have-made rights. In particular Philips has been granted the right to have products made by third party manufacturers, solely for the account of, and use or resale by, Philips. Philips also has the right to grant sub licenses for (a) integrated circuits and discretes, miniature loudspeakers, kits or RF front-end solutions and other products, (b) for features that are designed by or exclusively for Philips, (c) to third party manufacturers, that have obtained a right to make products for Philips for the duration of such manufacturer delivering such products to Philips, enabling such manufacturer to supply such products to third parties for the same applications as used by Philips after expiration of the lead times as agreed between Philips and the supplier. Philips is furthermore entitled to grant sub licenses (1) to third parties insofar as necessary to enable primarily technology co-operations and to license software to third parties other than customers, (2) to third parties, with whom Philips or any of its associated companies has entered or will enter into cross license agreements and to which we or any of our associated companies become a party and (3) insofar as necessary for the sale or licensing, directly or indirectly, of services, software and/or IP blocks by Philips.

Philips has granted us a non-transferable, non-exclusive, royalty-free, irrevocable license to use any software retained by it within the scope of our business to the extent such software was available to us at the closing of our separation and to the extent necessary for the sale of existing products supplied by us at the time of the separation. This license includes the right to modify and create derivative works and the right to grant sublicenses in the context of, and to the extent necessary for, the marketing or supplying certain products supplied by us on the date of the closing of our separation. In return, we have granted Philips a cross license with respect to all software rights that Philips has assigned or transferred to us.

Under the IP Agreement, Philips has also assigned to us certain copyrights, know-how, trademarks and domain names as well as certain patent license and patent ownership agreements. The copyrights assigned include all copyrights relating to integrated circuits and discrete semiconductors, miniature loudspeakers, kits and radio frequency front-end solutions that historically have been marketed by or developed by or exclusively for, our business and any drawings and documentation relating to such products. The business know-how assigned includes know-how that originated within Philips but is used or intended to be used primarily within our business. The trademarks and domain names assigned include Nexperia® and TriMedia®.

In accordance with the IP Agreement, we have ceased using the term “Philips” as a brand name or trade name without Philips’ consent. This includes the use of the Philips trademark and logo, and any derivative or combination mark. We are, however, permitted under certain circumstances to use the tag “founded by Philips” in accordance with Philips’ guidelines for a period of five years after our separation from Philips.

Other

We have a number of strategic alliances and joint ventures. We have relationships with certain of our alliance partners in the ordinary course of business whereby we enter into various sale and purchase transactions, generally on terms comparable to transactions with third parties. The only material alliance partner with whom we have entered into transactions is SSMC.

As of December 31, 2009, there were no personal loans or guarantees outstanding to members of the board of management, the management team or the supervisory board.

C. Interests of experts and counsel.

Not applicable.

Item 8. Financial Information

See “Part III—Item 18. Financial Statements”.

Item 9. The Offer and Listing.

A. Offer and listing details.

None.

B. Plan of distribution.

Not applicable.

C. Markets.

Our Super Priority Notes, Existing Secured Notes and Existing Unsecured Notes, each of which is co-issued by NXP Funding LLC, a wholly owned subsidiary, and guaranteed by certain wholly owned subsidiaries, are listed on the Global Exchange Market of the Irish Stock Exchange.

D. Selling shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the issue.

Not applicable.

Item 10. Additional Information.

A. Share capital.

Not applicable.

B. Memorandum and articles of association.

The information required by this section is incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement on Form F-4, filed on April 23, 2007 (File No. 333-142287).

C. Material contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described elsewhere in this annual report.

D. Exchange controls.

Cash dividends payable on our ordinary shares and cash interest payments to holders of our debt securities may be remitted from the Netherlands to nonresidents without legal restrictions imposed by the laws of the Netherlands, except that (i) such payments must be reported to the Dutch Central Bank for statistical purposes only and (ii) the transfer of funds to jurisdictions subject to general economic sanctions adopted in connection with policies of the United Nations, European Commission or similar measures imposed directly by the Government of the Netherlands may be restricted.

E. Taxation.

United States Taxation

This section describes the material United States federal income tax consequences to a United States holder (as defined below) of owning the notes. It applies to you only if you hold your notes as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns notes that are a hedge or that are hedged against interest rate or currency risks,

•	a person liable for the alternative minimum tax,

•	a person that owns notes as part of a straddle or conversion transaction for tax purposes, or

•	a person whose functional currency for tax purposes is not the U.S. dollar.

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

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

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

Interest paid by the Company on the notes is income from sources outside the United States subject to the rules regarding the foreign tax credit allowable to a United States holder. Under the foreign tax credit rules, interest will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit.

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

The Netherlands Taxation

The following summary of the Netherlands tax consequences is based on the current tax law and jurisprudence of the Netherlands as applicable to holders of Floating Rate Senior Secured Notes due 2013, Floating Rate Senior Secured Notes due 2013, 7 7/8% Senior Secured Notes due 2014, 8 5/8% Senior Notes due 2015 and / or 9 1/2% Senior Notes due 2015 (together “Note” or “Notes”). For informational purposes we note that a convention has been concluded between the United States of America and the Kingdom of the Netherlands for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes in income. The information given below is neither intended as tax advice nor purports to describe all of the tax considerations that may be relevant to a noteholder who has a substantial interest (aanmerkelijk belang) in the Issuer. Noteholders are advised to consult their tax counsel with respect to the tax consequences of purchasing, holding and/or selling the Notes.

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

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

Not applicable.

H. Documents on display.

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

I. Subsidiary Information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to changes in interest rates and foreign currency exchange rates because we finance certain operations through fixed and variable rate debt instruments and denominate our transactions in a variety of foreign currencies. Changes in these rates may have an impact on future cash flow and earnings. We manage these risks through normal operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We do not enter into financial instruments for trading or speculative purposes.

By using derivative instruments, we are subject to credit and market risk. The fair market value of the derivative instruments is determined by using valuation models whose inputs are derived using market observable inputs, including interest rate yield curves, as well as foreign exchange and commodity spot and forward rates, and reflects the asset or liability position as of the end of each reporting period. When the fair value of a derivative contract is positive, the counterparty owes us, thus creating a receivable risk for us. We are exposed to counterparty credit risk in the event of non-performance by counterparties to our derivative agreements. We minimize counterparty credit (or repayment) risk by entering into transactions with major financial institutions of investment grade credit rating. Our exposure to market risk is not hedged in a manner that completely eliminates the effects of changing market conditions on earnings or cash flow.

Interest Rate Risk

Given the leveraged nature of our Company, we have inherent exposure to changes in interest rates. We had $2,415 million floating rate notes outstanding as of December 31, 2009. Our Secured Revolving Credit Facility has a floating rate interest and so will our Forward Start Revolving Credit Facility. From time to time, we may execute a variety of interest rate derivative instruments to manage interest rate risk. Consistent with our risk management objective and strategy, we have no interest rate risk hedging transactions in place.

A sensitivity analysis in relation to our long-term debt shows that if interest rates were to increase/decrease instantaneously by 1% from the level of December 31, 2009, all other variables held constant, the annualized interest expense would increase/decrease by $24 million. This impact is based on the outstanding net debt position as of December 31, 2009.

Foreign Currency Risks

We are also exposed to market risk from changes in foreign currency exchange rates, which could affect operating results as well as our financial position and cash flows. We monitor our exposures to these market risks and generally employ operating and financing activities to offset these exposures where appropriate. If we do not have operating or financing activities to sufficiently offset these exposures, from time to time, we may employ derivative financial instruments such as swaps, collars, forwards, options or other instruments to limit the volatility to earnings and cash flows generated by these exposures. Derivative financial instruments are only used for hedging purposes and not for trading or speculative purposes. The Company measures all derivative financial instruments based on fair values derived from market prices of the instruments or from option pricing models, as appropriate and record these as assets or liabilities in the balance sheet. Changes in the fair values are recognized in the statement of operations immediately unless cash flow hedge accounting is applied.

Our primary foreign currency exposure relates to the U.S. dollar to euro exchange rate. However, our foreign currency exposures also relate, but are not limited, to the Chinese Yuan, the Japanese Yen, the Pound Sterling, the Malaysian Ringit, the Singapore Dollar, the Taiwan Dollar and the Thailand Baht.

It is our policy that transaction exposures are hedged. Accordingly, our organizations identify and measure their exposures from transactions denominated in other than their own functional currency. We calculate our net exposure on a cash flow basis considering balance sheet items, actual orders received or made and anticipated revenues and expenses. Committed foreign currency exposures are required to be fully hedged using forward contracts. The net exposures related to anticipated transactions are hedged with a combination of forward transactions up to a maximum tenor of 12 months and a cash position in both euro and dollar. The currency exposure related to our bonds has not been hedged.

The table below outlines the foreign currency transactions outstanding per December 31, 2009:

	Aggregate Contract Amount buy/(sell)(1)	Weighted Average Tenor (in months)	Fair Value
($ in millions)
Foreign currency/ forward contracts(1)
Euro (U.S. dollar)	154	2	(1.7)
U.S. dollar (Japanese Yen)	13	1	0.4
(Euro) Japanese Yen	8	1	(0.12)
Pound Sterling (U.S. dollar)	16	1	—
Euro (Pound Sterling)	5	1	—
(U.S. dollar) Singapore dollar	13	1	(0.5)
(U.S. dollar) Chinese yuan	5	1	—
U.S. dollar (Thailand baht)	6	1	—
(Euro) Singapore dollar	25	1	0.23

(1)	USD equivalent

See also note 36 “Other financial instruments, derivatives and currency risk” to our combined financial statements.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

Our management, including our chief executive officer and chief financial officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)) as of the end of the period covered by this annual report. Based on our assessment, we have concluded that as of the end of the period covered by this annual report on Form 20-F, our disclosure controls and procedures were not effective to ensure that the information required to be disclosed by our company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to our company’s management, including our company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The conclusion that our disclosure controls and procedures were not effective was due to the presence of a material weakness in our internal control over financial reporting, as detailed below. Our management intends to remediate the material weakness as set out below.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance, not absolute assurance, regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment our management concluded that our internal control over financial reporting was not effective as at December 31, 2009 due to a material weakness related to the accounting and disclosure for income taxes. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that we identified relates to the execution of the procedures surrounding the preparation and review of our income tax provision as of December 31, 2009. In particular, the execution of our controls did not ensure the accuracy and validity of our acquisition accounting adjustments and the determination of the valuation allowance for deferred tax assets. Part of the identified issue was caused by the complexity that resulted from the fact that step-ups from acquisitions are accounted for centrally.

We are actively remediating the identified material weakness. Additional review was undertaken to ensure our financial statements were prepared in accordance with U.S. GAAP and, as a result, adjustments to deferred tax assets, income tax (benefit) and footnote disclosures were made in our financial statements for that period. We are also taking the following measures to address the material weakness identified and to improve our internal control over these reporting procedures:

•	re-conducting a full review of the income taxes related to the acquisition accounting;

•	re-evaluating the design of the income tax accounting controls;

•	conducting training sessions for key financial and tax personnel regarding the acquisition accounting and related income tax accounting matters; and

•	enhancing the resources in the field of tax accounting matters.

There were no changes in internal controls over financial reporting during the year ended December 31, 2009. However, as a result of the evaluation of our internal control over financial reporting as of December 31, 2009, conducted by our chief executive officer and chief financial officer, we expect to make such changes in the year ended December 31, 2010.

Certifications by our chief executive officer and chief financial officer, as required by the Sarbanes-Oxley Act, are also submitted as exhibits to this report; see “Part III—Item 19: Exhibits”.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report on Form 20-F.

Item 16A. Audit committee financial expert.

The Company does not have an audit committee financial expert as defined under the regulations of the Securities and Exchange Commission serving on its audit committee.

Item 16B. Code of Ethics.

The Company recognizes that its businesses have responsibilities within the communities in which they operate.

We have a financial code of ethics which applies to the chief executive officer (the principal executive officer) and chief financial officer (the principal financial and principal accounting officer), and to the heads of our corporate control, corporate treasury, corporate fiscal and corporate internal audit departments. We have published our financial code of ethics on the investor section of our website, located at www.nxp.com/investor/governance. No changes have been made to the code of ethics since its adoption and no waivers have been granted therefrom to the officers mentioned above in the course of 2009.

Item 16C. Principal Accountant Fees and Services.

The Company has instituted a comprehensive auditor independence policy that regulates the relation between the Company and its external auditors and is available on our website (www.nxp.com/investor/governance). The policy includes rules for the pre-approval by the audit committee of all services to be provided by the external auditor. The policy also describes the prohibited services that may never be provided. Proposed services may be pre-approved at the beginning of the year by the audit committee (annual pre-approval) or may be pre-approved during the year by the audit committee in respect of a particular engagement (specific pre-approval). The annual pre-approval is based on a detailed, itemized list of services to be provided, designed to ensure that there is no management discretion in determining whether a service has been approved and to ensure the audit committee is informed of each service it is pre-approving. Unless pre-approval with respect to a specific service has been given at the beginning of the year, each proposed service requires specific pre-approval during the year. Any annually pre-approved services where the fee for the engagement is expected to exceed pre-approved cost levels or budgeted amounts will also require specific pre-approval. The term of any annual pre-approval is 12 months from the date of the pre-approval unless the audit committee states otherwise. During 2008, there were no services provided to the Company by the external auditors which were not pre-approved by the audit committee.

The external auditor attends, in principle, all meetings of the audit committee. The findings of the external auditor, the audit approach and the risk analysis are also discussed at these meetings. The external auditor attends the meeting of the supervisory board at which the report of the external auditor with respect to the audit of the annual accounts is discussed, and at which the annual accounts are approved. In its audit report on the annual accounts to the board of management and the supervisory board, the external auditor refers to the financial reporting risks and issues that were identified during the audit, internal control matters, and any other matters, as appropriate, requiring communication under the auditing standards generally accepted in the Netherlands and the United States.

Our consolidated financial statements for the year ended December 31, 2009, included in this annual report, have been audited by KPMG Accountants N.V., an independent registered public accounting firm. The consolidated financial statements of the Company for the years ended December 31, 2007 and 2008, included in this annual report, have been audited by Deloitte Accountants B.V., an independent registered public accounting firm. The supervisory board has approved these financial statements.

The aggregate fees billed for professional services rendered for the fiscal periods 2007 until 2009 were as follows:

Aggregate fees KPMG

	2007	2008	2009
In millions of USD
Audit fees	0.8	—	2.2
Audit-related fees	0.1	—	2.0
Tax fees	—	—	0.1
Other fees	—	—	—

	0.9	—	4.3

Aggregate fees Deloitte

	2007	2008	2009
In millions of USD
Audit fees	4.4	4.2	1.2
Audit-related fees	1.4	0.7	0.1
Tax fees	0.1	0.7	—
Other fees	—	0.2	—

	5.9	5.8	1.3

Audit fees consist of fees for the examination of both the consolidated and statutory financial statements and, in 2007, audit fees related to the start-up of NXP as a new company, separated from Philips.

Audit-related fees consist of fees in connection with audits of acquisitions and divestments.

Tax fees consist of fees for professional services in relation to tax compliance, tax advice and tax planning.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant.

In accordance with the procedures laid down in the our policy on auditor independence and as mandatory required by Dutch law, our external auditor is appointed by the general meeting of stockholders on the proposal of the supervisory board, after the latter has been advised by NXP B.V.’s audit committee.

Under our auditor policy, our supervisory board and NXP B.V.’s audit committee conduct a thorough assessment of the functioning of the external auditor once every three years and appoint a new external auditor once every three years, based on a competitive selection process. Following such process, upon the proposal of our supervisory board and NXP B.V.’s audit committee, our stockholders have engaged KPMG Accountants N.V. to serve as our new independent auditors for the reporting periods commencing January 1, 2009. The engagement of Deloitte Accountants B.V. was terminated on the same date. The change of external auditors was recommended by our supervisory board and NXP B.V.’s audit committee.

During the fiscal years ended December 31, 2006, 2007 and 2008, and for the fiscal year ended December 31, 2009 or any period after that, there have been no disagreements, respectively, with Deloitte Accountants B.V. or KPMG Accountants N.V. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure and, during such periods, none of the reports on our financial statements issued by either Deloitte Accountants B.V. or KPMG Accountants N.V. contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles.

Please also see the letter of Deloitte Accountants B.V., dated June 30, 2010, included in this annual report as exhibit 15.1.

Item 16G. Corporate Governance.

Not applicable.

PART III

Item 17. Financial Statements

We are furnishing the financial statements pursuant to the instructions of Part III – Item 18 of this annual report.

Item 18. Financial Statements

See pages F-1 to F-86

Item 19. Exhibits

Exhibit Number	Description of Document

1.1

English translation of the Articles of Association of the NXP B.V. (incorporated by reference to Exhibit 3.2 of the Registration Statement on Form F-4 of NXP B.V., filed on April 23, 2007

(File No. 333-142287))

4.1	Senior Secured Indenture dated as of October 12, 2006 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto, Deutsche Bank Trust Company Americas as Trustee, Morgan Stanley Senior Funding Inc. as Global Collateral Agent and Mizuho Corporate Bank Ltd. as Taiwan Collateral Agent (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-4 of NXP B.V. filed on April 23, 2007 (File No. 333-142287))

4.2	Super Priority Notes Indenture dated as of April 2, 2009 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto and Law Debenture Trust Company of New York as Trustee (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on April 16, 2010 (File No. 333-166128))

4.3	Senior Unsecured Indenture dated as of October 12, 2006 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form F-4 of NXP B.V. filed on April 23, 2007 (File No. 333-142287))

4.4	Collateral Agency Agreement dated as of September 29, 2006 among NXP Semiconductors N.V. (formerly known as KASLION Acquisition B.V.), NXP B.V., the Guarantors named therein, the Secured Parties as defined therein and from time to time parties thereto, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent and Mizuho Corporate Bank Ltd. as Taiwan Collateral Agent (incorporated by reference to Exhibit 4.3 of the Registration Statement on Form F-4 of NXP B.V. filed on April 23, 2007 (File No. 333-142287))

4.5	Shareholders’ Agreement dated as of September 29, 2006 among Koninklijke Philips Electronics N.V., NXP B.V., KASLION Holding B.V, KASLION Acquisition B.V. and Stichting Management Co-Investment NXP (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form F-4 of NXP B.V. filed on April 23, 2007 (File No. 333-142287))

10.1	Intellectual Property Transfer and License Agreement dated as of September 28, 2006 between Koninklijke Philips Electronics N.V. and NXP B.V. (incorporated by reference to Exhibit 10.1 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.2	Intellectual Property Transfer and License Agreement dated as of November 16, 2009 among NXP B.V., Virage Logic Corporation and VL C.V. (incorporated by reference to Exhibit 10.2 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

Exhibit Number	Description of Document

10.3	Secured Revolving Credit Facility dated as of September 29, 2006 among NXP Semiconductors N.V., NXP B.V. and NXP Funding LLC as borrowers, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent and Mizuho Corporate Bank, Ltd., as Taiwan Collateral Agent, Deutsche Bank AG, London Branch, as Syndication Agent, Merrill Lynch Capital Corporation as Documentation Agent and Morgan Stanley Bank International Limited, Deutsche Bank AG, London Branch and Merrill Lynch, Pierce, Fenner & Smith Incorporated as Joint-lead arrangers and Joint bookrunners (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-4 of NXP B.V. filed on April 23, 2007 (File No. 333-142287))

10.4	Shareholders’ agreement dated as of March 30, 1999, as amended among EBD Investments Pte. Ltd., Koninklijke Philips Electronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd. (incorporated by reference to Exhibit 10.4 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.5	Forward Start Revolving Credit Facility dated as of May 10, 2010 among NXP Semiconductors N.V., NXP B.V., NXP Funding LLC as borrowers, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent and Administrative Agent and Barclays Capital, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank), Credit Suisse Securities (USA) LLC, Fortis Bank (Nederland) N.V., Goldman Sachs International, HSBC Bank plc, Merrill Lynch International and Morgan Stanley Bank International Limited as Joint-Lead Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 10.5 of the Amendment No. 1 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on May 24, 2010 (File No. 333-166128))

10.6	Lease Agreement dated as of September 15, 2009 between Beijing Economic-Technological Investment & Development Corporation and NXP Semiconductors (Beijing) Limited for the property at No. 20 Tong Ji Nan Lu of the Beijing Economic-Technological Area of China (incorporated by reference to Exhibit 10.6 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.7	Supplementary Agreement dated as of September 15, 2009 to the Lease Agreement dated as of September 15, 2009, between Beijing Economic-Technological Investment & Development Corporation and NXP Semiconductors (Beijing) Limited for the property at No. 20 Tong Ji Nan Lu of the Beijing Economic-Technological Area of China (incorporated by reference to Exhibit 10.7 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.8	Lease Agreement dated as of December 23, 2004 between Jurong Town Corporation and Systems on Silicon Manufacturing Company Pte. Ltd. for the property at No. 70 Pasir Ris Drive 1, Singapore (incorporated by reference to Exhibit 10.8 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.9	Lease Agreement dated September 26, 2003 between Huangjiang Investment Development Company and NXP Semiconductors (Guangdong) Company Ltd. for the property at Tian Mei High Tech Industrial Park, Huang, Jiang Town, Dongguan City, China (incorporated by reference to Exhibit 10.9 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.10	Building Lease Contract dated as of May 12th, 2000 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.10 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

Exhibit Number	Description of Document

10.11	Agreement with regard to the Lease of a Single (vehicle) Shelter dated as of October 30, 2009 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.11 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.12	Agreement with regard to the Lease of a Standard Plant Basement dated as of July 1, 2009 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.12 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.13	Agreement with regard to the Lease of a Single (vehicle) Shelter dated as of March 8, 2010 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.13 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.14	Agreement with regard to the Lease of Additional Land dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.14 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.15	Agreement with regard to the Lease of a Dangerous Goods Warehouse dated as of November 27, 2009 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.15 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.16	Agreement with regard to the Lease of a Standard Plant Basement dated as of July 1, 2009 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.16 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.17	Storage and Transportation Agreement dated as of January 15, 2007 between Phi-Kai Technology Co., Ltd. and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.17 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.18	Agreement with regard to the Lease of Land at Property Number AL012 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.18 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.19	Agreement with regard to the Lease of Land at Property Number AL020 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.19 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.20	Agreement with regard to the Lease of Land at Property Number AL071 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.20 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

Exhibit Number	Description of Document

10.21	Agreement with regard to the Lease of Land at Property Number CL102 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.21 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.22	Agreement with regard to the Lease of Land dated as of September 30, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.22 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.23	NXP Management Equity Plan 2009 (incorporated by reference to Exhibit 10.24 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.24	Conditions of administration of the Stichting Management Co-Investment NXP (incorporated by reference to Exhibit 10.25 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.25	NXP Global Equity Incentive Program (incorporated by reference to Exhibit 10.26 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

15.1	Letter by Deloitte Accountants B.V. regarding Change in Auditor

21.1	List of Significant Subsidiaries of the Registrant

23.1	Certification of R. Clemmer filed pursuant to 17 CFR 240. 13a-14(a).

23.2	Certification of K. Sundström filed pursuant to 17 CFR 240. 13a-14(a).

23.3	Certification of R. Clemmer furnished pursuant to 17 CFR 240. 13a-14(b).

23.4	Certification of K. Sundström furnished pursuant to 17 CFR 240. 13a-14(b).

GLOSSARY

32 bit ARM microcontrollers	Microcontroller based on a 32-bit processor core developed and licensed by ARM Technologies.

AC-DC	Conversion of alternating current to direct current.

Analog	A form of transmission that is a continuous wave of an electrical signal that varies in frequency and/or amplitude in response to variations of physical phenomena such as human speech or music.

ASIC	Application Specific Integrated Circuit. An integrated circuit customized for a particular use for a particular customer, rather than a general purpose use. For example, a chip designed solely to run a mobile phone is an ASIC.

AUP	Advanced Ultra low Power, is the smallest, high-performance, low voltage logic available.

Back-end	The packaging, assembly and testing stages of the semiconductors manufacturing process, which takes place after electronic circuits are imprinted on silicon wafers in the front-end process.

BCD-SOI	A mixed-signal silicon-on-insulator process technology combining Bipolar, CMOS and DMOS devices.

BCDMOS	Bipolar CMOS DMOS. A process technology that combines elements of bipolar, CMOS and DMOS technology and is capable of handling high voltages.

BiCMOS	A process technology that combines bipolar and CMOS processes, typically by combining digital CMOS circuitry with higher voltage or higher speed bipolar circuitry.

Bipolar	A process technology used to create semiconductors for applications involving the use of higher power levels than are possible with a CMOS chip. Due to the geometry of a bipolar circuit, these devices are significantly larger than CMOS devices. The speed of the most advanced bipolar devices exceeds those attainable with CMOS, but only at very large electrical currents. As a result, the number of bipolar devices that can be integrated into a single product is limited.

CAN tuner	A module component used in television systems to convert broadcasts into a format suitable for television projection. CAN tuners are rapidly being replaced by silicon tuners.

CAN	Controller Area Network. A network technology used in automotive network architecture.

CATV	An abbreviation for cable television.

Car access and immobilizers	An automobile technology segment focused on keyless entry and car immobilization applications. An automobile immobilizer is an electronic device fitted to an automobile which prevents the engine from running unless the correct key (or other token) is present.

Chip	Semiconductor device.

CFL	Compact Fluorescent Light. A type of fluorescent lamp designed to replace an incandescent lamp, while using less power and increasing rated life.

CMOS	Complementary Metal Oxide Semiconductor. The most common integrated circuit fabrication technology in the semiconductor industry. The technology is used to make integrated circuits where small size and high speed are important. As a result of the very small feature sizes that can be attained through CMOS technology, however, the ability of these integrated circuits to cope with high electrical currents and voltages is limited.

Coolflux DSP	A low power digital signal processor designed for mobile audio applications.

Cordless and VoIP	Cordless and Voice Over Internet Protocol. A cordless and VoIP terminal operating on a wireless local area network allows cordless telephony on private networks.

Digital	A form of transmission where data is represented by a series of bits or discrete values such as 0 and 1.

Diode	A semiconductor that allows currents to flow in one direction only.

Discrete semiconductors	Unlike integrated circuits, which contain up to tens of millions of transistors, discrete semiconductors are single devices, usually with two terminals (diodes) or three terminals (transistors). These are either applied as peripheral components on printed circuit boards, or used for special purposes such as very high power applications.

DMOS	Diffused Metal on Silicon Oxide Semiconductor. A process technology used to manufacture integrated circuits that can operate at high voltage.

DSP	Digital signal processor. A specialized microprocessor optimized to process sequences of numbers or symbols which represent signals.

DVB-T2	Digital Video Broadcasting—Second Generation Terrestrial. A television broadcasting standard used to transmit compressed digital audio, video and other data using land based (terrestrial) signals.

e-passport	A passport with secure data source chip used in providing personalized information.

ESD	Electrostatic discharge. The sudden and momentary electric current that flows between two objects caused by direct contact or induced by an electrostatic field. This term is used in the context of electronics to describe momentary unwanted currents that may cause damage to electronic equipment.

EURIBOR	Euro Interbank Offered Rate. The benchmark rate at which euro interbank term deposits within the eurozone are offered by one prime bank to another prime bank.

EZ-HV	A silicon-on insulator process technology that allows high-voltage to be integrated alongside low-voltage analog and digital circuitry on commercial silicon chips more easily than in conventional silicon-on-insulator ICs.

Fab (or wafer fab)	A semiconductor fabrication facility in which front-end manufacturing processes take place.

Fabless semiconductor company	A semiconductor company that does not have any internal wafer fab manufacturing capacity but instead focuses on designing and marketing its products, while outsourcing manufacturing to an independent foundry.

FlexRay	A new communications protocol designed for the high data transmission rates required by advanced automotive control systems.

Foundry	A semiconductor manufacturer that manufactures chips for third parties.

Front-end	The wafer processing stage of the semiconductors manufacturing process in which electronic circuits are imprinted onto raw silicon wafers. This stage is followed by the packaging, assembly and testing stages, which together comprise the back-end process.

GPS	Global Positioning System.

HC/T	First-generation family of logic devices that combines high speed with low power dissipation and is compatible with older logic families.

HDMI	High-Definition Multimedia Interface. A compact audio/video interface for transmitting uncompressed digital data.

HID	High-Intensity Discharge. HID lighting is a generally brighter, more energy efficient alternative to fluorescent or incandescent lighting.

HVDMOS	High Voltage Diffused Metal on Silicon Oxide Semiconductor. A process technology used to manufacture integrated circuits that can operate at high voltage.

I2 C	A multi-master serial single-ended computer bus that is used to attach low-speed peripherals to a motherboard, embedded system or mobile phone.

IC	Integrated Circuit. A miniaturized electronic circuit that has been manufactured in the surface of a thin substrate of semiconductor material.

ICN5 and ICN6	NXP wafer fab facilities located in Nijmegen, Netherlands, processing 5” and 6” diameter wafers.

In-process research and development	The value allocated to incomplete research and development projects in acquisitions treated as purchases.

IPTV	Internet Protocol Television. A system through which digital television service is delivered using the internet.

Leadframe	A thin layer of metal that connects the wiring from tiny electrical technicals on the semiconductor surface to the large scale circuitry on electrical devices and circuit boards. Leadframes are used in almost all semiconductor packages.

LDMOS	Laterally Diffused Metal Oxide Semiconductor. A transistor used in RF/microwave power amplifiers.

LED	Light Emitting Diode. A semiconductor device which converts electricity into light.

LIN	Local Interconnect Network. A network technology used in automotive network architecture.

LNA	Low-Noise Amplifier. An electronic amplifier used to amplify very weak signals.

LVC	Second-generation family of logic devices, using CMOS technology that combines high speed with low power dissipation and is compatible with older logic families.

MR	Magneto-resistive sensors. Sensors that use magnetic field changes that occur when metallic objects pass within close proximity of a permanent magnet to detect position, velocity and acceleration of metallic moving objects without physical contact.

Magneto-resistive device	A device fabricated with magneto-resistive material (material that has the ability to change the value of its electrical resistance when an external magnetic field is applied to it).

Memory	Any device that can store data in machine readable format. Usually used synonymously with random access memory and read only memory.

MEMS	Micro Electro Mechanical Systems. Tiny mechanical devices that are built onto semiconductor chips and are measured in micrometers.

Microcontroller	A microprocessor combined with memory and interface integrated on a single circuit and intended to operate as an embedded system.

Micron	A metric unit of linear measure which equals one millionth of a meter. A human hair is about 100 microns in diameter.

MIFARE	Trademarked name, owned by NXP, for the most widely used contactless smart card, or proximity card, technology, for payment in transportation systems.

Mixed-signal	The mixed-signal part of an application solution refers to the devices and sub-system solutions that translate real world analog signals and phenomena such as radio frequency communication and power signals, sound, light, temperature, pressure, acceleration, humidity and chemical characteristics into digital or power signals that can be fed into the central microprocessing or storage devices at the heart of an application system solution

MMIC	Monolithic Microwave Integrated Circuit. A type of integrated circuit device that operates at microwave frequencies.

MOS	Metal Oxide Semiconductor. A metal insulator semiconductor structure in which the insulating layer is an oxide of the substrate material.

MOSFET	Metal Oxide Semiconductor Field Effect Transistor. A device used for amplifying or switching electronic signals.

Nanometer	A metric unit of linear measure which equals one billionth of a meter. There are 1,000 nanometers in 1 micron.

Near field communication	A technology which allows devices to establish a secure point-to-point wireless connection at very close ranges (within several centimeters), and which is being increasingly adopted in mobile devices and point-of-sale terminals or other devices.

ODM	Original Design Manufacturer. A company which manufactures a product which ultimately will be branded by another firm for sale.

OEM	Original Equipment Manufacturer. A manufacturer that designs and manufactures its products for the end consumer market.

Power MOS	A specific type of metal oxide semiconductor designed to handle large amounts of power.

Power scaling	Design technique used to increase output power without changing the geometry, shape, or principle of operation.

Process technologies	The technologies used in front-end processes to convert raw silicon wafers into finished wafers containing hundreds or thousands of chips.

Rectifier	An electrical device that converts alternating current to direct current.

RF	Radio Frequency. A high frequency used in telecommunications. The term radio frequency refers to alternating current having characteristics such that, if the current is input to an antenna, an electromagnetic (EM) field is generated suitable for wireless broadcasting and/or communications.

Radio Frequency Identification	An RF chip used for identification.

Semiconductors	Generic term for devices such as transistors and integrated circuits that control the flow of electrical signals. The most common semiconductor material for use in integrated circuits is silicon.

SiGe	Silicon Germanium. A semiconductor material made from a blend of silicon and germanium.

Silicon	A type of semiconducting material used to make wafers. Silicon is widely used in the semiconductor industry as a base material.

Silicon tuners	Semiconductor devices for receiving broadcast television signals. Silicon tuners are expected to displace mechanical CAN tuners as the dominant technology in television receivers.

SIM	Subscriber Identity Module. A smart card that stores the key identifying a cellular phone service subscriber and related information.

Solid State Lighting	A type of lighting that uses semiconductor light-emitting diodes (LEDs), organic light-emitting diodes (OLED), or polymer light-emitting diodes (PLED) as sources of illumination rather than electrical filaments, plasma or gas.

SPI	Serial Peripheral Interface Bus. A synchronous serial data link standard that operates in full duplex mode.

SS MOS	Small signal power discrete including a metal oxide semiconductor field effect transistor.

SS Diode	Small signal discrete that allows current to flow in one direction only.

SS Transistor	A small signal transistor.

Substrate	The base material made from silicon on which an integrated circuit is printed.

Telematics	The science of sending, receiving and storing information via telecommunication devices.

Thyristor	A four-layer semiconductor that is often used for handling large amounts of electrical power.

UART	Universal Asynchronous Receiver/Transmitter. An integrated circuit used for serial communications over a computer or peripheral device serial port.

USB	Universal Serial Bus. A standard that provides a serial bus standard for connecting devices, usually to a computer.

VoIP	Voice over Internet Protocol. The routing of voice conversations over the internet or any other internet protocol based network.

WACC	Weighted Average Cost of Capital. A calculation of a company’s cost of capital in which each category of capital is proportionally weighted.

Wafer	A disk made of a semiconducting material, such as silicon, usually either 100, 125, 150, 200 or 300 millimeters in diameter, used to form the substrate of a chip. A finished wafer may contain several thousand chips.

White goods	A term which refers to large household appliances such as refrigerators, stoves, dishwashers and other similar items.

Yield	The ratio of the number of usable products to the total number of manufactured products.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NXP B.V.

(Registrant)

/s/ RICK CLEMMER	/s/ KARL SUNDSTRÖM
Rick Clemmer	Karl Sundström
Chief executive officer (Principal Executive Officer)	Chief financial officer (Principal financial and accounting officer)

Date: June 30, 2010.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following financial statements and related schedules, together with reports of independent registered public accounting firms thereon, are filed as part of this annual report:

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Management and Shareholders of NXP B.V.:

We have audited the accompanying consolidated balance sheet of NXP B.V. and subsidiaries (“the Company”) as of December 31, 2009, and the related consolidated statements of operations and comprehensive income, cash flows, and changes in equity for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NXP B.V. and subsidiaries as of December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/    KPMG Accountants N.V.

Amstelveen, the Netherlands, March 3, 2010, except as to note 37, which is as of June 30, 2010.

Report of Independent Registered Public Accounting Firm

To the Board of Management and Shareholders of NXP B.V.

We have audited the accompanying consolidated balance sheet of NXP B.V. and subsidiaries (the “Company”) as of December 31, 2008, and the related consolidated statements of operations and comprehensive income, changes in equity and cash flows for the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements, present fairly, in all material respects, the financial position of NXP B.V. and subsidiaries as of December 31, 2008, and the results of their operations and their cash flows for the years ended December 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the presentation of net income and shareholders’ equity in the accompanying 2008 and 2007 financial statements have been retrospectively adjusted for the change as result of the implementation of FASB ASC Topic 810 “Consolidation” (formerly FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51.)

As discussed in Note 3 to the consolidated financial statements, the disclosures in the accompanying 2008 and 2007 financial statements have been retrospectively adjusted for a change in the composition of reportable segments.

/s/ Deloitte Accountants B.V.

Amsterdam, the Netherlands, March 3, 2009 (March 3, 2010 as to note 2 and 3, June 30, 2010 as to note 37)

Consolidated statements of operations and comprehensive income of the NXP Semiconductors Group

		For the years ended December 31
	in millions of U.S. dollar unless otherwise stated	2007	2008	2009
	Sales	6,321	5,443	3,843
	Cost of sales	(4,276)	(4,225)	(2,874)

	Gross margin	2,045	1,218	969
	Selling expenses	(425)	(400)	(277)
	General and administrative expenses:
	Impairment goodwill	—	(430)	—
	Impairment other intangibles	—	(284)	—
	Impairment assets held for sale	—	—	(69)
	Other general and administrative expenses	(1,189)	(1,161)	(734)
	Research and development expenses	(1,328)	(1,199)	(777)
	Write-off of acquired in-process research and development	(15)	(26)	—
	Other income (expense)	134	(364)	(12)

5,6	Income (loss) from operations	(778)	(2,646)	(900)
7	Financial income (expense):
	Extinguishment of debt	—	—	1,020
	Other financial income (expense)	(181)	(614)	(338)

	Income (loss) before taxes	(959)	(3,260)	(218)
8	Income tax benefit (expense)	396	(46)	(17)

	Income (loss) after taxes	(563)	(3,306)	(235)
9	Results relating to equity-accounted investees	(40)	(268)	74

	Net income (loss)	(603)	(3,574)	(161)
	Attribution of net income (loss) for the period:
	Net income (loss) attributable to stockholders	(650)	(3,600)	(175)
	Net income (loss) attributable to non-controlling interests	47	26	14

	Net income (loss)	(603)	(3,574)	(161)

	Consolidated statements of comprehensive income
	Net income (loss)	(603)	(3,574)	(161)
	Unrealized gain (loss) on available for sale securities	—	6	—
	Recognition funded status pension benefit plan	48	(38)	19
	Unrealized gain (loss) on cash flow hedge	7	—	—
	Foreign currency translation adjustments	275	145	65
	Reclassifications into income	(20)	—	(78)
	Income tax on net current period changes	6	7	(4)

	Total comprehensive income (loss)	(287)	(3,454)	(159)

	Attribution of comprehensive income (loss) for the period:
	Income (loss) attributable to stockholders	(334)	(3,480)	(173)
10	Income (loss) attributable to non-controlling interests	47	26	14

	Total net comprehensive income (loss)	(287)	(3,454)	(159)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance sheets of the NXP Semiconductors Group

		As of December 31
	in millions of U.S. dollar unless otherwise stated	2008		2009
	Assets
	Current assets
	Cash and cash equivalents		1,796		1,041
11	Securities		33		—
12,32	Receivables:
	Accounts receivable—net	459		455
	Other receivables	33		59

			492		514
13	Assets held for sale		—		144
14	Inventories		630		542
8,15	Other current assets		200		272

	Total current assets		3,151		2,513

	Non-current assets
9	Investments in equity-accounted investees		158		43
16	Other non-current financial assets		18		35
8,17	Other non-current assets		148		94
18,29	Property, plant and equipment:
	At cost	3,594		2,468
	Less accumulated depreciation	(1,787)		(1,107)

			1,807		1,361
19	Intangible assets excluding goodwill:
	At cost	3,674		3,387
	Less accumulated amortization	(1,290)		(1,381)

			2,384		2,006
20	Goodwill		2,661		2,621

	Total non-current assets		7,176		6,160

	Total		10,327		8,673

	Liabilities and equity
	Current liabilities
32	Accounts payable		619		582
13	Liabilities held for sale		—		2
21	Accrued liabilities		941		702
8,22,23,24,30	Short-term provisions		116		269
25	Other current liabilities		120		88
26	Short-term debt		403		610

	Total current liabilities		2,199		2,253

	Non-current liabilities
27,29	Long-term debt		5,964		4,673
8,22,23,24,30	Long-term provisions		769		460
28	Other non-current liabilities		107		159

	Total non-current liabilities		6,840		5,292

29,30	Contractual obligations and contingent liabilities
	Equity
10	Non-controlling interests		213		198
31	Stockholder’s equity:
	Common stock, par value €455 per share:
	Authorized: 200 shares	—		—
	Issued: 40 shares	—		—
	Capital in excess of par value	5,569		5,597
	Accumulated deficit	(5,044)		(5,219)
	Accumulated other comprehensive income (loss)	550		552

	Total Stockholder’s equity		1,075		930

	Total equity		1,288		1,128

	Total		10,327		8,673

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows of the NXP Semiconductors Group

	For the years ended December 31
in millions of U.S. dollar unless otherwise stated	2007	2008	2009
Cash flows from operating activities:
Net income (loss)	(603)	(3,574)	(161)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	1,532	1,270	869
Write-off of in-process research and development	15	26	—
Impairment goodwill and other intangibles	—	714	—
Impairment assets held for sale	—	—	69
Net (gain) loss on sale of assets	(114)	369	(58)
Gain on extinguishment of debt	—	—	(1,045)
Results relating to equity-accounted investees	40	268	—
Dividends paid to non-controlling interests	(3)	(19)	(29)
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	(38)	196	(87)
(Increase) decrease in inventories	(70)	122	50
Increase (decrease) in accounts payable, accrued and other liabilities	495	(398)	(276)
Decrease (increase) in other non-current assets	(237)	254	104
Increase (decrease) in provisions	(233)	30	(183)

Other items	(251)	120	2

Net cash provided by (used for) operating activities	533	(622)	(745)
Cash flows from investing activities:
Purchase of intangible assets	(37)	(36)	(8)
Capital expenditures on property, plant and equipment	(549)	(379)	(96)
Proceeds from disposals of property, plant and equipment	180	61	22
Proceeds from disposals of assets held for sale	—	130	—
Proceeds from the sale of securities	—	—	20
Purchase of other non-current financial assets	(6)	(14)	(2)
Proceeds from the sale of other non-current financial assets	4	10	1
Purchase of interests in businesses	(328)	(206)	—
Proceeds from sale of interests in businesses	172	1,449	141
Cash settlement agreement with Philips	(114)	—	—

Net cash (used for) provided by investing activities	(678)	1,015	78
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	(22)	(6)	7
Amounts drawn under the revolving credit facility	—	400	400
Repayments under the revolving credit facility	—	—	(200)
Repurchase of long-term debt	—	—	(286)
Principal payments on long-term debt	—	—	(1)
Capital repayments to non-controlling interests	—	(78)	—

Net cash provided by (used for) financing activities	(22)	316	(80)

Effect of changes in exchange rates on cash positions	(24)	46	(8)

Increase (decrease) in cash and cash equivalents	(191)	755	(755)
Cash and cash equivalents at beginning of period	1,232	1,041	1,796

Cash and cash equivalents at end of period	1,041	1,796	1,041

For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows of NXP Semiconductors Group—(Continued)

	For the years ended December 31
in millions of U.S. dollar unless otherwise stated	2007	2008	2009
Supplemental disclosures to the consolidated statements of cash flows
Net cash paid during the period for:
Interest	460	483	391
Income taxes	21	84	58

Net gain (loss) on sale of assets:
Cash proceeds from the sale of assets	356	1,650	184
Book value of these assets	(280)	(2,172)	(178)
Non-cash gains (losses)	38	153	52

	114	(369)	58
Non-cash investing information:
Assets received in lieu of cash from the sale of businesses:
Virage Logic shares/options	—	—	15
ST-NXP Wireless JV	—	341	—
DSPG shares	72	—	—
Others	—	13	5

Other items:
Other items consist of the following non-cash elements in income:
Exchange differences	(300)	87	(39)
Share-based compensation	28	27	28
Value adjustments/impairment financial assets	21	38	—
Non-cash tax benefit against goodwill	—	(29)	—
Non-cash tax expense against other intangibles	—	—	5
Non-cash interest cost due to applying effective interest method	—	—	8
Others	—	(3)	—

	(251)	120	2

Consolidated statements of changes in equity of the NXP Semiconductors Group as of December 31

				Accumulated other comprehensive income (loss)
in millions of U.S. dollar unless otherwise stated	Common stock	Capital in excess of par value	Accumulated deficit	Currency translation differences	Unrealized gain (loss) on available- for-sale securities	Unrecognized net periodic pension cost	Changes in fair value of cash flow hedges	Total accum. other compr. income	Total stock- holders equity	Non- controlling interests	Total equity
Balance as of December 31, 2006	—	5,514	(794)	106	—	—	8	114	4,834	213	5,047
Net income (loss)			(650)						(650)	47	(603)
Components of other comprehensive income:
Adoption of FASB ASC Topic 715 (formerly SFAS 158)						48		48	48		48
Unrealized gain (loss) on cash flow hedge							7	7	7		7
Foreign currency translation adjustments				275				275	275		275
Reclassifications into income				1			(21)	(20)	(20)		(20)
Income tax on current period changes							6	6	6		6
Share-based compensation plans		28							28		28
Dividends distributed										(3)	(3)

Balance as of December 31, 2007	—	5,542	(1,444)	382	—	48	—	430	4,528	257	4,785

Net income (loss)			(3,600)						(3,600)	26	(3,574)
Components of other comprehensive income:
Recognition of funded status pension benefit plan						(38)		(38)	(38)		(38)
Unrealized gain (loss) on available for sale securities					6			6	6		6
Foreign currency translation adjustments				145				145	145		145
Income tax on current period changes						7		7	7		7
Share-based compensation plans		27							27		27
Dividends distributed										(19)	(19)
Capital repayment										(78)	(78)
Changes in participations										27	27

Balance as of December 31, 2008	—	5,569	(5,044)	527	6	17	—	550	1,075	213	1,288

Net income (loss)			(175)						(175)	14	(161)
Components of other comprehensive income:
Recognition of funded status pension benefit plan						19		19	19		19
Unrealized gain (loss) on available for sale securities
Foreign currency translation adjustments				65				65	65		65
Reclassifications into income				(72)	(6)			(78)	(78)		(78)
Income tax on current period changes						(4)		(4)	(4)		(4)
Share-based compensation plans		28							28		28
Dividends distributed										(29)	(29)

Balance as of December 31, 2009	—	5,597	(5,219)	520	—	32	—	552	930	198	1,128

(1)	The total charge in 2008 for share-based compensation plans amounted to $35 million, offset by $8 million relating to the liability arising from transfer of employees to the new established ST-NXP Wireless joint-venture.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements of NXP Semiconductors Group

All amounts in millions of $ unless otherwise noted.

1 Introduction

The consolidated financial statements include the accounts of NXP B.V. and subsidiaries.

NXP B.V. (the ‘Company’ or ‘NXP’) is the parent company of the NXP Group (the ‘NXP Group’ or the ‘Group’ or the “NXP Semiconductors Group”), headquartered in the Netherlands. The NXP Group in its current form was established on September 29, 2006, when Koninklijke Philips Electronics N.V. (‘Philips’) sold 80.1% of its semiconductor business to a consortium of private equity investors in a multi-step transaction. In order to carry out this transaction, Philips transferred 100% of these businesses to NXP on September 28, 2006. All of our issued and outstanding shares were then acquired on September 29, 2006 by KASLION Acquisition B.V., which was formed as an acquisition vehicle by the private equity consortium and Philips.

In compliance with FASB ASC Topic 280 “Segment Reporting” (formerly SFAS 131), five segments are distinguished as reportable segments. The Company is structured in three market-oriented business segments: Automotive & Identification, MultiMarket Semiconductors and Home, which each represent a reportable operating segment. The two other reportable segments are Manufacturing Operations and Corporate and Other.

Accounting policies

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (US GAAP). Historical cost is used as the measurement basis unless otherwise indicated.

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Adjustments to previously reported financial statements

Amounts previously reported in the consolidated balance sheets as of December 31, 2008 and 2009 have been adjusted to correct immaterial offset errors in the current and deferred tax balances. These adjustments are set out in the table below.

Consolidated balance sheet for the period ending December 31, 2008:

(in millions of $)	As originally reported	Adjustments	As currently reported
Other receivables	58	(25)	33
Other current assets	212	(12)	200
Total current assets	3,188	(37)	3,151
Other non-current assets	469	(321)	148
Total assets	10,685	(358)	10,327
Total non-current assets	7,497	(321)	7,176
Total current liabilities	(2,254)	55	(2,199)
Accrued liabilities	(983)	42	(941)
Long-term provisions	(1,072)	303	(769)
Short-term provisions	(129)	13	(116)
Total non-current liabilities	(7,143)	303	(6,840)

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

Consolidated balance sheet for the period ending December 31, 2009:

(in millions of $)	As originally reported	Adjustments	As currently reported
Other receivables	113	(54)	59
Other current assets	227	45	272
Total current assets	2,522	(9)	2,513
Other non-current assets	604	(510)	94
Total non-current assets	6,670	(510)	6,160
Total assets	9,192	(519)	8,673
Accrued liabilities	(756)	54	(702)
Total current liabilities	(2,307)	54	(2,253)
Long-term provisions	(925)	465	(460)
Total non-current liabilities	(5,757)	465	(5,292)

Reporting currency

Effective January 1, 2008, the Company changed its reporting currency from Euro to U.S. dollars in order to better align with the rest of the semiconductor market and to permit easier comparison with the financial results of its peers.

The financial statements have been restated for all periods prior to 2008 to reflect the change in reporting currency on a consistent basis. For restating the historical financial statements from euro to U.S. dollars, the Company has applied the process described in the accounting policies.

The functional currency of the Company and the various entities within the NXP Group have not been changed.

Acquisition accounting

As a result of the acquisition accounting applied to the Acquisition by “KASLION”, the assets and liabilities reported in the consolidated balance sheet have changed substantially as compared with their carrying values prior to the Acquisition. The allocation of the purchase price paid by KASLION to Philips that is reflected in our financial statements has been based on estimated fair values and is discussed below.

On September 29, 2006, the Company was acquired by KASLION for a purchase price of $10,457 million composed of a payment of $5,264 million to Philips and assumed debt of $4,833 million. The purchase price paid by KASLION together with the acquisition costs and adjusted for settlements resulted in a total purchase price consideration of $10,622 million, which has been pushed down to NXP B.V. and allocated to the fair value of assets acquired and liabilities assumed.

After the Acquisition, the Company obtained a bridge loan facility of $5,670 million, net of issuance costs of $129 million, which was repaid with the proceeds from the issuance of $5,836 million of euro and $denominated notes as described in more detail in note 27. On June 19, 2007, the Company concluded an exchange offer for these notes in which investors could exchange their existing notes for identical notes registered under the U.S. Securities Act. This exchange offer did not affect NXP’s capitalization or debt outstanding.

The Company allocated the total purchase price to the assets acquired and liabilities assumed based on estimated fair values. During 2007, within the time frames permitted by applicable accounting standards,

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

revisions to the preliminary allocations of the purchase price were made which affected the fair value initially assigned to the assets and liabilities. These adjustments mainly related to the deferred income tax balances since NXP was able to clarify the tax treatment of certain intangible assets with tax authorities resulting in the recognition of additional deferred tax liabilities, resulting in an offsetting increase in goodwill. Furthermore, in 2007, NXP agreed on a final settlement with Philips resulting in an additional payment of $110 million. In addition, in 2009 NXP received $21 million resulting primarily from the settlement of a tax uncertainty establishing the total purchase price at $10,601 million, comprising the following major categories of net assets:

Cash & cash equivalents	204
Inventories	1,057
Property, plant and equipment	3,053
Intangible assets	4,066
In-process research and development	660
Goodwill	3,096
Other assets	1,347
Liabilities and debt	(2,882)

Net assets	10,601

For further information about other acquisitions refer to note 4 “Acquisitions and divestments”.

2 Significant accounting policies and new standards after 2009

Principles for consolidated financial statements

The consolidated financial statements include the accounts of NXP B.V., a wholly owned subsidiary of NXP Semiconductors N.V. (formerly KASLION Acquisition B.V.), its subsidiaries and all entities in which the Company holds a direct or indirect controlling interest through voting rights or through qualifying variable interests to an extent that would require the Company to absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

All intercompany balances and transactions have been eliminated in the consolidated financial statements. Net income (loss) includes the portion of the earnings of subsidiaries applicable to non-controlling interests. The income (loss) and equity attributable to non-controlling interests are disclosed separately in the consolidated statements of operations and in the consolidated balance sheets under noncontrolling interests.

Investments in equity-accounted investees

Investments in companies in which the Company does not have the ability to directly or indirectly control the financial and operating decisions, but does possess the ability to exert significant influence, are accounted for using the equity method. Generally, in the absence of demonstrable proof of significant influence, it is presumed to exist if at least 20% of the voting stock is owned. The Company’s share of the net income of these companies is included in results relating to equity-accounted investees in the consolidated statements of operations.

The Company recognizes an impairment loss when an other-than-temporary decline in the value of an investment occurs.

When its share of losses exceeds the carrying amount of an investment accounted for by the equity method, the carrying amount of that investment is reduced to zero and recognition of further losses is discontinued unless the Company has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

Accounting for capital transactions of a subsidiary or an equity-accounted investee

Until 2009 the Company’s policy was to recognize in income dilution gains or losses arising from the sale or issuance of stock by a subsidiary that is included in the consolidated financial statements or an unconsolidated entity which is accounted for using the equity method of accounting in the consolidated statement of operations, unless the Company or the subsidiary either has reacquired or plans to reacquire such shares. In such instances, the result of the transaction was recorded directly in equity. Following the adoption on January 1, 2009 of SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements: an amendment of ARB No. 51” which has subsequently been included in FASB ASC Topic 810, the Company recognizes for transactions occurring after December 31, 2008 dilution gains or losses related to changes in ownership of consolidated entities directly in equity. In case of loss of control of the subsidiary following such transaction the dilution gain or loss is recognized in the consolidated statement of operations. Statement 160 did not affect the recognition of dilution gains or losses related to entities in which the Company has a non-controlling interest. In accordance with FASB ASC Topic 323, Subtopic 10, paragraph 40-1 (formerly EITF 08-6, which became effective for the Company on January 1, 2009) any dilution gain or loss continues to be recognized in the statement of operations.

Prior to 2009, the dilution gains or losses are presented in the consolidated statement of operations in the line item other income and expense if they relate to subsidiaries that are included in the consolidated financial statements. From 2009 going forward, following the adoption of SFAS 160, such dilution gains or losses are recognized in that line item only upon loss of control over the related subsidiary. Dilution gains and losses related to equity-accounted investees are presented in the line item results relating to equity-accounted investees.

Accounting for Alliance

Since 2002 the Company has been a participant in a jointly funded-alliance (the ‘Alliance’) with two other semiconductor manufacturers in Crolles, France. The activities of the Alliance are the joint development of advanced process and assembly/packaging technology and the joint operation of a fabrication plant for the manufacturing of 300-millimeter wafers. The Alliance has its own governance structure to decide on all material decisions relating to the Alliance. Each of the three participants is equally represented in the governance structure. Upon its commencement each party contributed assets to the Alliance. The initial term of the Alliance expired December 31, 2007, and because the Company withdrew from the Crolles2 Alliance, effective December 31, 2007, the automatic extension until December 31, 2010 has been cancelled.

At the termination of the Alliance, the Company would retain title to the capital assets that it contributed to the Alliance unless another participant of the Alliance exercises its option to purchase those assets. Capital assets contributed by the Company include primarily machinery.

Under the Alliance arrangement, each participant is responsible for funding specific allocations of operations, research and development expenses, as well as related capital expenditures and output from the facility. Funding requirements are divided among the Company (31%) and the two other participants (31% and 38%), and are accounted for to ensure all expenses and capital expenditures are recorded in relation to the funding percentage.

The Company’s interest in the Alliance, which was an unincorporated entity, is accounted for in the consolidated financial statements as a contract or cost sharing arrangement.

Accordingly, the Company’s share in the results of operations of the Alliance are recorded in the cost and expense captions in the accompanying consolidated statement of operations, and primarily consists of the Company’s share of research and development expenses, pilot line manufacturing expenses and depreciation expense related to the Alliance’s capital assets.

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

Following the withdrawal from the Alliance, the Company sold its assets. Approximately half of the Company’s investment was sold in 2007 and the remaining portion was sold in 2008.

Foreign currencies

As described in note 1, the Company uses the U.S. dollar as its reporting currency. For consolidation purposes, the financial statements of the entities within the NXP Group, including the parent company NXP B.V., with a functional currency other than the U.S. dollar, are translated into U.S. dollars. Assets and liabilities are translated using the exchange rates on the applicable balance sheet dates. Income and expense items in the statements of operations and cash flows are translated at monthly exchange rates in the periods involved.

The effects of translating the financial position and results of operations from functional currencies are recorded as a separate component of accumulated other comprehensive income (loss) within stockholder’s equity. Cumulative translation adjustments are recognized as income or expense upon partial or complete disposal or substantially complete liquidation of a foreign entity.

The following table sets out the exchange rates for euros into US dollars applicable for translation of NXP’s financial statements for the periods specified.

	$1 per €
	period end	average	high	low
2007	1.4742	1.3721	1.3033	1.4810
2008	1.4061	1.4768	1.2749	1.5801
2009	1.4402	1.3978	1.2683	1.4916

(1)	The average rates are the accumulated average rates based on monthly quotations.

The functional currency of foreign entities is generally the local currency, unless the primary economic environment requires the use of another currency. When foreign entities conduct their business in economies considered to be highly inflationary, they record transactions in the Company’s reporting currency instead of their local currency. Gains and losses arising from the translation or settlement of non-functional currency-denominated transactions, monetary assets and liabilities into the functional currency are recognized in income in the period in which they arise. However, currency differences on intercompany loans that have the nature of a permanent investment are accounted for as translation differences as a separate component of accumulated other comprehensive income (loss) within equity.

Derivative financial instruments

The Company uses derivative financial instruments principally in the management of its foreign currency risks and to a more limited extent for commodity price risks.

The Company measures all derivative financial instruments based on fair values derived from market prices of the instruments or from option pricing models, as appropriate and record these as assets or liabilities in the balance sheet. Changes in the fair values are immediately recognized in the statement of operations unless cash flow hedge accounting is applied.

Changes in the fair value of a derivative that is highly effective and designated and qualifies as a cash flow hedge are recorded in accumulated other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item.

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

The Company formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions and for which cash flow hedge accounting is applied, are highly effective in offsetting changes in cash flows of hedged items. When it is established that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur within a period of two months from the originally forecasted transaction date, the Company continues to carry the derivative on the consolidated balance sheets at its fair value, and gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings.

In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the consolidated balance sheets, and recognizes any changes in its fair value in earnings. The application of cash flow hedge accounting for foreign currency risks is limited to transactions that represent a substantial currency risk that could materially affect the financial position of the Company. Consequently, the application of cash flow hedge accounting seldom occurs.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with a maturity of three months or less at acquisition that are readily convertible into known amounts of cash. It also includes cash balances that cannot be freely repatriated. Cash and cash equivalents are stated at face value.

Receivables

Receivables are carried at face value, net of allowances for doubtful accounts. As soon as trade accounts receivable can no longer be collected in the normal way and are expected to result in a loss, they are designated as doubtful trade accounts receivable and valued at the expected collectible amounts. They are written off when they are deemed to be uncollectible because of bankruptcy or other forms of receivership of the debtors.

The allowance for doubtful trade accounts receivable takes into account objective evidence about credit-risk concentration, collective debt risk based on average historical losses, and specific circumstances such as serious adverse economic conditions in a specific country or region.

Inventories

Inventories are stated at the lower of cost or market, less advance payments on work in progress. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of conversion of inventories include direct labor and fixed and variable production overheads, taking into account the stage of completion. The cost of inventories is determined using the first-in, first-out (FIFO) method. An allowance is made for the estimated losses due to obsolescence. This allowance is determined for groups of products based on purchases in the recent past and/or expected future demand. Abnormal amounts of idle facility expense and waste are not capitalized in inventory. The allocation of fixed production overheads to the inventory cost is based on the normal capacity of the production facilities.

Other non-current financial assets

Other non-current financial assets include available-for-sale securities and cost-method investments.

The Company classifies its investment in equity securities that have readily determinable fair values based on quoted market prices as available-for-sale. Available-for-sale securities are recorded at fair value with

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

changes in the fair value going through other comprehensive income in equity. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Fair value measurement is based on quoted market prices for the assets. If these are not available, the Company uses other observable inputs, such as quoted market prices for similar assets.

Lacking also that information, the Company uses unobservable inputs such as discounted projected cash flows. Available-for-sale securities that are contractually restricted from sale for a period longer than 1 year are accounted for by the cost method without changes in fair value being reflected in their measurement unless they are other than temporarily impaired in which case the impairment loss is charged to earnings. Similarly, restricted equity securities obtained as payment from the acquirer upon disposal of product lines are accounted for under the cost method. NXP recognizes in nonmonetary transactions initially the fair value of the assets surrendered or received, whichever is more reliably determinable, as consideration for acquired equity securities, as its interest in the acquirer at transaction date, which is the new cost basis going forward.

Impairments of financial assets

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. The Company assesses its long-term investments accounted for as available-for-sale on a quarterly basis to determine whether declines in market value below cost are other-than-temporary, in which case the cost basis for the individual security is reduced and a loss realized in the period in which it occurs. When the decline is determined to be temporary, the unrealized loses are included in other comprehensive income.

If objective evidence indicates that cost-method investments need to be tested for impairment, calculations are based on information derived from business plans and other information available for estimating their fair value.

Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Assets constructed by the Company include direct costs, overheads and interest charges incurred during the construction period. Government investment grants are deducted from the cost of the related asset. Depreciation is calculated using the straight-line method over the expected economic life of the asset. Depreciation of special tooling is also based on the straight-line method unless another than the straight-line method represents better the consumption pattern. Gains and losses on the sale of property, plant and equipment are included in other income and expense. Costs related to repair and maintenance activities are expensed in the period in which they are incurred unless leading to an extension of the original lifetime or capacity. Plant and equipment under capital leases are initially recorded at the present value of minimum lease payments. These assets and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

The Company recognizes the fair value of an asset retirement obligation in the period in which it is incurred based on discounted projected cash flows in the absence of other observable inputs such as quoted prices, while an equal amount is capitalized as part of the carrying amount of the long-lived asset and subsequently depreciated over the useful life of the asset.

Leases

The Company leases various office space and equipment. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are recognized in the statement of operations on a straight-line basis over the term of the lease.

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

Leases in which the Company has substantially all the risk and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate of interest on the remaining balance of the lease obligation. The lease obligations are included in other current and other non-current liabilities. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the assets and the lease term.

Goodwill

The Company accounts for goodwill in accordance with the provisions of FASB ASC Topic 805, Subtopic 30. (Formerly SFAS 141 until 2009 and upon adoption in 2009 as of January 1, 2009 SFAS 141(R), and SFAS No. 142). Accordingly, goodwill is not amortized but tested for impairment annually in the third quarter or whenever impairment indicators require so.

An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds the asset’s implied fair value. This determination is made at the business segment level, which is for the Company the reporting unit level in accordance with FASB ASC Topic 805, and consists of two steps. First, the Company determines the carrying value of each reporting unit by assigning the assets and liabilities, including the goodwill and intangible assets, to those reporting units. Furthermore, the Company determines the fair value of each reporting unit and compares it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, the Company performs the second step of the impairment test. In the second step, the Company compares the implied fair value of the reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to acquisition accounting in a business combination. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill. The Company generally determines the fair value of the reporting units based on discounted projected cash flows in the absence of other observable inputs such as quoted prices.

Intangible assets

Intangible assets (other than goodwill) arising from acquisitions are amortized using the straight-line method over their estimated economic lives. Remaining useful lives are evaluated every year to determine whether events and circumstances warrant a revision to the remaining period of amortization. The Company considers renewal and extension options in determining the useful life. However, based on experience the Company concluded that these assets have no extension or renewal possibilities. There are currently no intangible assets with indefinite lives. Until 2009, In-process research and development with no alternative use was written off immediately upon acquisition. As from 2009 upon adoption of SFAS 141(R) “Business Combinations—Revised” as per January 1, 2009, which is now codified in FASB ASC Topic 350, subtopic 30, In-process R&D is capitalized and indefinitely lived until completion or abandonment of the associated R&D efforts. Those assets are not amortized but tested annually for impairment until the completion or abandonment, upon which the assets are amortized over their useful lives. Patents, trademarks and other intangible assets acquired from third parties are capitalized at cost and amortized over their remaining useful lives.

Certain costs relating to the development and purchase of software for internal use are capitalized and subsequently amortized over the estimated useful life of the software in conformity with FASB ASC Topic 350, subtopic 40 (Formerly Statement of Position (SOP) 98-1, ‘Accounting for the Costs of Computer Software Developed or Obtained for Internal Use’).

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

Impairment or disposal of intangible assets other than goodwill and tangible fixed assets

The Company accounts for intangible and tangible fixed assets in accordance with the provisions of FASB ASC Topic 360 (Formerly SFAS No. 144, ‘Accounting for the Impairment or Disposal of Long-Lived Assets’). Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company determines the fair value based on discounted projected cash flows. The review for impairment is carried out at the level where discrete cash flows occur that are largely independent of other cash flows in the absence of other observable inputs such as quoted prices. For the Manufacturing Operations segment, the review of impairment of long-lived assets is carried out on a Company-wide basis, as Manufacturing Operations is the shared manufacturing base for the other business segments with, for this purpose, no discrete cash flows that are largely independent of other cash flows. Assets held for sale are reported at the lower of the carrying amount or fair value, less cost to sell.

Non-current assets held for sale and disposal groups

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. For this to be the case the asset (or disposal group) must be available for immediate sale in its present condition and the sale must be highly probable. For the sale to be highly probable, (i) the appropriate level of management must be committed to a plan to sell the asset, (ii) an active program to locate a buyer and complete the plan must be initiated, (iii) the asset must be actively marketed for sale at a price that is reasonable in relation to its current fair value, (iv) the sale should generally be expected to qualify for recognition as a completed sale within one year from the date of classification and (v) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Non-current assets (or disposal groups) classified as held for sale are measured at the lower of the asset’s carrying amount and the fair value less costs to sell. The Company determines the fair value based on discounted projected cash flows in the absence of other observable inputs such as quoted prices. Depreciation or amortization of an asset ceases when it is classified as held for sale, or included within a disposal group that is classified as held for sale.

Discontinued operations

A discontinued operation is a component of the Company that either has been disposed of, or that is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations that can be clearly distinguished from the rest of the Company in terms of operations and cash flows or (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations. Generally, a major line of business is a segment or business segment. Discontinued operations are carried at the lower of carrying amount and fair value less cost to sell. The Company determines the fair value based on discounted projected cash flows in the absence of other observable inputs such as quoted prices. Results from discontinued operations until the date of disposal are presented separately as a single amount in the consolidated statements of operations together with any gain or loss from disposal. Results from operations qualifying as discontinued operations as of the balance sheet date for the latest period presented, that have previously been presented as results from continuing operations, are re-presented as results from discontinued operations for all periods presented. The financial information of discontinued operations is excluded from the respective captions in the consolidated financial statements and related notes for all years presented.

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

Research and development

Costs of research and development are expensed in the period in which they are incurred, except for In-process research and development assets acquired in a business combination, which are capitalized and after completion are amortized over their useful lives.

Advertising

Advertising costs are expensed when incurred.

Provisions and accruals

The Company recognizes provisions for liabilities and probable losses that have been incurred as of the consolidated balance sheet dates and for which the amount is uncertain but can be reasonably estimated.

Provisions of a long-term nature are stated at present value when the amount and timing of related cash payments are fixed or reliably determinable unless discounting is prohibited under US GAAP. Short-term provisions are stated at face value.

The Company accrues for losses associated with environmental obligations when such losses are probable and reasonably estimable. Additionally, the Company accrues for certain costs such as compensation and benefits for employees directly involved in the remediation activities. Measurement of liabilities is based on current legal requirements and existing technology. Liabilities and expected insurance recoveries, if any, are recorded separately. The carrying amount of liabilities is regularly reviewed and adjusted for new facts or changes in law or technology.

Restructuring

The provision for restructuring relates to the estimated costs of initiated reorganizations that have been approved by the Management Team, and which involve the realignment of certain parts of the industrial and commercial organization.

When such reorganizations require discontinuance and/or closure of lines of activities, the anticipated costs of closure or discontinuance are included in restructuring provisions only when the liability is incurred in accordance with FASB ASC Topic 420-10-25 (formerly SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities). The liability is initially measured at fair value. The Company determines the fair value based on discounted projected cash flows in the absence of other observable inputs such as quoted prices.

These liabilities, in as far as related to one-time employee termination benefits are recognized, in accordance with ASC 420-10-25, ratably over the future service period when those employees are required to render services to the Company, if that period exceeds 60 days or a longer legal notification period.

However, generally employee termination benefits are covered by a contract or an ongoing benefit arrangement and are recognized in accordance with FASB ASC Topic 712-10-15 (formerly SFAS No. 88 and SFAS No. 112) when it is probable that the employees will be entitled to the benefits and the amounts can be reasonably estimated.

Guarantees

The Company complies with FASB ASC Topic 460-10-55 (Formerly FASB Interpretation No. 45, ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

Indebtedness of Others). In accordance with this Topic “Guarantees”, the Company recognizes, at the inception of a guarantee, a liability at the fair value of the obligation incurred, for guarantees within the scope of the recognition criteria. The Company determines the fair value based on either quoted prices for similar guarantees or discounted projected cash flows, whichever is available.

Debt and other liabilities

Debt and other liabilities, other than provisions, are stated at amortized cost. Debt issue costs are not expensed immediately but are reported as deferred charges and subsequently amortized over the term of the debt using the effective interest rate method. Unless the exchange would meet the criteria for troubled debt restructuring, debt that has been exchanged for other debt is initially measured at fair value in accordance with the provisions of FASB ASC Topic 470, subtopic 50 “Modifications and Extinguishments” (Formerly EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments”). Any gain or loss resulting from the exchange and adjusted for the unamortized portion of debt issue costs for the exchanged debt is immediately recognized in the statement of operations on the line item “Financial income (expense)”. The Company determines the fair value based on quoted prices for the instruments or quoted prices for similar instruments. In the rare cases that such observable inputs are not available the Company determines the fair value based on discounted projected cash flows.

Loans that are hedged under a fair value hedge are remeasured for the changes in the fair value that are attributable to the risk that is being hedged.

Revenue recognition

The Company’s revenues are primarily derived from made-to-order sales to Original Equipment Manufacturers (“OEMs”) and similar customers. The Company’s revenues are also derived from sales to distributors.

The Company applies the guidance in SEC Staff Accounting Bulletin (SAB) Topic 13 ‘Revenue Recognition’ and recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or the service has been provided, the sales price is fixed or determinable, and collection is reasonably assured, based on the terms and conditions of the sales contract. For made-to-order sales, these criteria are met at the time the product is shipped and delivered to the customer and title and risk have passed to the customer. Examples of delivery conditions typically meeting these criteria are ‘Free on board point of delivery’ and ‘Costs, insurance paid point of delivery’. Generally, the point of delivery is the customer’s warehouse. Acceptance of the product by the customer is generally not contractually required, since, for made-to-order customers, design approval occurs before manufacturing and subsequently delivery follows without further acceptance protocols. Payment terms used are those that are customary in the particular geographic market. When management has established that all aforementioned conditions for revenue recognition have been met and no further post-shipment obligations exist revenue is recognized.

For sales to distributors, the same recognition principles apply and similar terms and conditions as for sales to other customers are applied. However, for some distributors contractual arrangements are in place, which allow these distributors to return products if certain conditions are met. These conditions generally relate to the time period during which return is allowed and reflect customary conditions in the particular geographic market. Other return conditions relate to circumstances arising at the end of a product cycle, when certain distributors are permitted to return products purchased during a pre-defined period after the Company has announced a product’s pending discontinuance. Long notice periods associated with these announcements prevent significant amounts of product from being returned, however. Repurchase agreements with OEMs or distributors are not entered into by the Company.

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

For sales where return rights exist, the Company has determined, based on historical data, that only a very small percentage of the sales to this type of distributors is actually returned. In accordance with these historical data, a pro rata portion of the sales to these distributors is not recognized but deferred until the return period has lapsed or the other return conditions no longer apply.

Revenues are recorded net of sales taxes, customer discounts, rebates and similar charges. Shipping and handling costs billed to customers are recognized as revenues. Expenses incurred for shipping and handling costs of internal movements of goods are recorded as cost of sales. Shipping and handling costs related to sales to third parties are reported as selling expenses.

A provision for product warranty is made at the time of revenue recognition and reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Company with respect to the sold products. In cases where the warranty period is extended and the customer has the option to purchase such an extension, which is subsequently billed separately to the customer, revenue recognition occurs on a straight-line basis over the contract period.

Royalty income, which is generally earned based upon a percentage of sales or a fixed amount per product sold, is recognized on an accrual basis. Royalty income, other license income or other income related to R&D arrangements and that is received in the form of non-refundable upfront payments is recognized as income pro rata over the term of the contract unless a separate earnings process has been completed. Government grants, other than those relating to purchases of assets, are recognized as income as qualified expenditures are made. Software revenue is recognized in accordance with FASB ASC Topic 985, subtopic 605, section 25 “Software Revenue Recognition” (formerly Statement of Position 97-2) when the 4 criteria of SAB Topic 13 are met.

Income taxes

Income taxes in the consolidated financial statements are accounted for using the asset and liability method. Income tax is recognized in the statement of operations except to the extent that it relates to an item that is initially recognized directly within equity, including other comprehensive income (loss), in which case the related tax effect is also recognized there.

Current-year deferred taxes related to prior-year equity items, which arise from changes in tax rates or tax laws are included in income. Current tax is the expected tax payable on the taxable income for the year, using the applicable tax rates for the years, and any adjustment to tax payable in respect of previous years. Income tax payable includes amounts payable to tax authorities. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts. Measurement of deferred tax assets and liabilities is based upon the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date of the change. Deferred tax assets, including assets arising from loss carryforwards, are recognized, net of a valuation allowance, if it is more likely than not that the asset or a portion thereof will be realized. Deferred tax assets and liabilities are not discounted. Deferred tax liabilities for withholding taxes are recognized for subsidiaries in situations where the income is to be paid out as dividends in the foreseeable future, to the extent that these withholding taxes are not expected to be refundable and deductible.

Income tax benefit from an uncertain tax position is recognized only if it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authorities, based on the technical merits of the position. The income tax benefit recognized in the financial statements from such position is measured based

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

on the largest benefit that is more than 50% likely to be realized upon settlement with a taxing authority that has full knowledge of all relevant information. The liability for unrecognized tax benefits including related interest and penalties is recorded under provisions in the balance sheet as current or non-current based on the timing of the expected payment. Penalties are recorded as income tax expense, whereas interest is reported as financial expense in the statement of operations.

Benefit accounting

The Company accounts for the cost of pension plans and postretirement benefits other than pensions in accordance with FASB ASC Topic 715 “Compensation—Retirement Benefits” (Formerly SFAS No. 87, ‘Employers’ Accounting for Pensions’, SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, SFAS No. 106, ‘Postretirement Benefits other than Pensions’ and SFAS No. 158, ‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans’).

The Company employees participate in pension and other postretirement benefit plans in many countries. The costs of pension and other postretirement benefits and related assets and liabilities with respect to the Company employees participating in defined-benefit plans have been allocated to the Company based upon actuarial valuations. Some of the Company’s defined-benefit pension plans are funded with plan assets that have been segregated and restricted in a trust, foundation or insurance company to provide for the pension benefits to which the Company has committed itself.

The net pension liability or asset recognized in the balance sheet in respect of defined pension plans is the present value of the projected defined-benefit obligation less the fair value of plan assets at the balance sheet date.

Most of our plans result in a pension provision (no assets for the plan) or a net pension liability.

For material plans the projected defined-benefit obligation is calculated annually by qualified actuaries using the projected unit credit method.

Pension costs in respect of defined-benefit pension plans primarily represent the increase in the actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets and net of employee contributions.

Actuarial gains and losses arise mainly from changes in actuarial assumptions and differences between actuarial assumptions and what has actually occurred. They are recognized in the statement of operations, over the expected average remaining service periods of the employees with applying the corridor. Events which invoke a Curtailment or a Settlement of a benefit plan will be recognized in our Statement of Operations if such event has a material impact on our results.

Unrecognized prior-service costs related to pension plans and postretirement benefits other than pensions are being amortized by assigning a proportional amount to the statements of operations of a number of years, reflecting the average remaining service period of the active employees.

Obligations for contributions to defined-contribution and multi-employer pension plans are recognized as an expense in the statements of operations as incurred.

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

We record the unfunded status associated with these plans in accordance with the requirements of Topic 715 “Compensation-Retirement Benefits” (formerly SFAS No. 158) measured as the difference between plan assets at fair value and the defined-benefit obligation as an assets or liability. The offset of the recognized funded states is recorded in accumulated other comprehensive income (within equity). The Company determines the fair value based on quoted prices for the plan assets or comparable prices for non-quoted assets. For a defined-benefit pension plan, the benefit obligation is the projected benefit obligation; for any other postretirement defined benefit plan it is the accumulated postretirement benefit obligation.

The Company recognizes as a component of accumulated other comprehensive income, net of taxes, the gains or losses and prior service costs that arise during the year but are not recognized as a component of net periodic benefit cost pursuant to Topic 715. Amounts recognized in accumulated other comprehensive income, including the gains or losses and the prior services costs are adjusted as they are subsequently recognized as components of net periodic benefit costs pursuant to the recognition provisions of Topic 715.

For all of the Company’s defined pension benefit plans, the measurement date on which it determines the funded status is year-end.

Share-based compensation

Share-based payment plans were introduced by our parent company KASLION Acquisition B.V. for NXP employees in 2007. The plans are accounted for in accordance with the provisions of FASB ASC Topic 718 “Compensation—Stock Compensation” (Formerly SFAS 123(R) at the estimated fair value of the equity instruments measured at the grant date. The Company uses a binomial option-pricing model to determine the estimated fair value of the options and determines the fair value of the equity rights on the basis of the estimated fair value of the Company, using a discounted cash flow technique. The estimated fair value of the equity instruments is recognized as compensation expense over the vesting period on a straight-line basis taking into account estimated forfeitures.

The share-based compensation plans that the Company’s employees participate in contain contingent cash settlement features upon an exit or change in control in combination with a termination of employment. The Company has concluded that the likelihood of these events occurring is remote and therefore not probable. Also, upon death or disablement the Company may offer cash settlement, but the employee or his dependents must consent. Therefore, the Company has concluded that the requirement in Topic 718 that share options and restricted shares that have contingent cash settlement features that are outside the control of the employee, such as a change in control or the death or disability of an employee, to be accounted for as liabilities rather than equity if the contingent event is probable of occurring, is not applicable to the Company. However, in the case that for certain employees the vested share-based payment rights have been declared to become cash settled such instruments will be recorded as liabilities at fair value as from the date of such event.

During 2009, KASLION executed an option exchange program for options granted in 2007 and 2008, and which were estimated to be deeply out of the money. Under this option exchange program, options with new exercise prices, different volumes and—in certain cases—revised vesting schedules were granted to eligible individuals, in exchange for their owned options. By accepting the new options, all options (vested and unvested) owned by the eligible individuals were cancelled. As of May, 2009, options have been granted to eligible individuals under the revised stock option program. In accordance with the provisions of Topic 718 the unrecognized portion of the compensation costs of the cancelled options continues to be recognized over their remaining requisite vesting period. For the replacement options the compensation costs are determined as the difference between the fair value of the cancelled options immediately before the grant date of the replacement option and the fair value of these replacement options at the grant date. This compensation cost will be recognized in accordance with the vesting schedule over the remaining vesting period.

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

Cash flow statements

Cash flow statements have been prepared using the indirect method. Cash flows in foreign currencies have been translated into U.S. dollar using the weighted average rates of exchange for the periods involved.

Cash flows from derivative instruments that are accounted for as fair value hedges or cash flow hedges are classified in the same category as the cash flows from the hedged items. Cash flows from other derivative instruments are classified consistent with the nature of the instrument.

Concentration of risk

The Company’s sales are for a large part dependent on a limited number of customers, none of which individually exceeds 10% of total sales. Furthermore, the Company is using outside suppliers of foundries for a portion of its manufacturing capacity.

Accounting standards adopted in 2009

Following accounting pronouncements that are of relevance to the Company became effective in 2009 and were adopted by the Company.

•

SFAS No. 168 “The FASB Accounting Standards Codification ™ and the Hierarchy of Generally Accepted Accounting Principles. A replacement of FAS Statement No. 162” (Currently, FASB ASC Topic 105 “Generally Accepted Accounting Principles”)

On 28 June 2009 the FASB issued SFAS 168. This Statement codifies existing US GAAP authoritative literature into one source, the Codification. This includes some but not all SEC guidance. All other accounting literature is no longer a legitimate source of reference. The codification is the one and only source of reference in all external publications and filings. The new codification has no effect on our accounting policies, as there are no changes in the accounting principles. For the Company the only effect is that references to SFAS, EITF, and other accounting pronouncements, except from the SEC, are no longer allowed, but are replaced by “FASB Accounting Standard Codification Topic”, or in short “FASB ASC Topic”. The Codification became effective as from September 15, 2009.

•	SFAS No. 157 “Fair Value Measurements” (Currently, FASB ASC Topic 820 “Fair Value Measurements and Disclosures”)

Effective January 1, 2009, the Company adopted the provisions of FASB Statement No. 157 “Fair value measurements”, issued in September 2006, for measuring fair values of nonfinancial assets and liabilities and other assets and liabilities that are measured or disclosed at fair value on a nonrecurring basis. It applies only to fair-value measurements that are already required or permitted by other accounting pronouncements. The Statement became already effective prospectively for the Company from 2008 for financial instruments, and nonfinancial instruments that are recognized or disclosed at fair value on a recurring basis. Effectively, the Statement was only applicable for NXP in measuring the fair value of derivative instruments and available-for-sale equity securities in 2008. In 2009 when Statement 157 became fully effective, it is also applicable for fair value determination of nonfinancial assets and liabilities, the most important example of which is the annual goodwill impairment test and the impairment test of other long-lived assets. The method the Company uses for these measurements in 2009 has not significantly changed from prior years.

SFAS 157 established market and observable inputs as the preferred source of values, followed by assumptions based on hypothetical transactions in the absence of market inputs.

The valuation techniques required by SFAS 157 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions.

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

These two types of inputs create the following fair value hierarchy:

Level 1—	Quoted prices in active markets for identical asset or liabilities.

Level 2—	Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3—	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

FASB Staff Position (FSP) FAS 157-4 “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” is effective from April, 2009 for the Company and requires us to analyze the nature of transactions on the stock exchange regarding our investment in equity securities in case of ongoing decline in the share price that would trigger us to recognize further impairment. It may become applicable to other investments in the future and it is applicable in case new debt is issued in a debt exchange. FSP FAS 157-4, issued April 9, 2009 provides guidance on (1) estimating the fair value of an asset or liability (financial and nonfinancial) when the volume and level of activity for the asset or liability have significantly decreased and (2) identifying transactions that are not orderly. The FSP does not change the objective of fair value measurements when market activity declines. To the contrary, the FSP emphasizes that “fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions”. The FSP did not affect the Company’s fair value measurements in 2009.

•	SFAS No. 141(R) “Business Combinations (Revised 2007)” (Currently FASB ASC Topic 805 “Business Combinations”)

In December 2007 the FASB issued FASB Statement No. 141(R), effective from 2009. The changes compared with the original Statement 141 that are significant for the Company are:

•

Non-controlling interests acquired after the effective date of the Statement must be measured at their fair values at the acquisition date including a related portion of the goodwill, whereas previously these interests were recognized at predecessor carrying values;

•

Acquisition-related costs may not be added to the fair values of the acquired assets and liabilities assumed but must be recognized separately, generally as an expense in the period in which they are incurred. Previously these transaction costs were added to the purchase price and included in goodwill. At December 31, 2008 the Company had not incurred significant amounts for acquisition related costs that subsequently in 2009 were charged to the statement of operations;

•

Post closing restructuring costs for entities acquired after the effective date of the Statement may not be recognized in the purchase accounting for the business combination and thus may not be recognized as a liability, rather the cost must be charged to the statement of operations in accordance with the prevailing guidance of other pronouncements;

•

Contingent consideration such as earn-out arrangements for entities acquired after the effective date of the Statement must initially be recognized at their acquisition date fair value. Subsequent changes in the fair value are recognized in earnings. Previously, contingent consideration was added to the purchase price when it became reliably measurable;

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

•

The Statement requires recognition of the acquisition date fair value of research and development assets acquired in a business combination. Subsequently after completion or abandonment, these assets will be depreciated or amortized over their estimated useful lives. Previously such In-Process R&D was expensed in full immediately upon acquisition.

•

Statement 141(R) changes the definition of a business, which affects the identification of reporting units to which goodwill must be allocated, both for previously completed business combinations as well as for future acquisitions. The Company has concluded that has no significant effects for impairment testing.

Statement 141(R) became effective as of January 1, 2009 for the Company without affecting our acquisition accounting due to lack of such transactions. It will significantly affect the accounting for future business combinations. It did not affect the assets and liabilities that were recognized in business combinations that closed before 2009.

On April 1, 2009, the FASB issued FSP FAS 141(R)-1 “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” Codified in FASB ASC Topic 805-20. Under the FSP, an acquirer is required to recognize at fair value an asset acquired or liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the acquisition-date fair value cannot be determined, the acquirer applies the recognition criteria in FASB ASC Topic 450 “Contingencies” to determine whether the contingency should be recognized as of the acquisition date or after it. These recognition criteria are that a loss must be probable at the measurement date and reliably measurable.

The main difference with the previous guidance is that all contingencies under Statement 141(R) before the amendment were required to be recognized if they would more likely than not give rise to an asset or liability, whereas the FSP brings that down to recognition only if the value at the acquisition date can be determined during the measurement period of 1 year.

The Statement became effective for the Company on January 1, 2009. Because there were no acquisitions in 2009, this amendment had no effect on the Company’s financial statements. Future acquisitions may be affected.

•	SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements; and amendment of ARB No. 51” (Currently FASB ASC Topic 810 “Consolidation”)

Simultaneously with Statement 141(R) the FASB issued Statement No. 160. This Statement amends ARB 51 to establish accounting and reporting standards for the non-controlling interests in a subsidiary and for the deconsolidation of a subsidiary. Statement 160 requires that a non-controlling interest be reported as equity in the consolidated financial statements, whereas previously this was reported in the mezzanine. It also requires that consolidated net income be reported at amounts that included the amounts attributable to both the parent and the non-controlling interest. As a result the income attributable to non-controlling interests may no longer be deducted as an expense in arriving at consolidated net income. Net income (loss) attributable to the parent and the non-controlling interests must be disclosed on the face of the statement of operations.

Statement 160 also requires that changes in the ownership of a subsidiary, not resulting in deconsolidation, shall be accounted for as equity transactions. Consequently, no dilution gains or losses can result from such transactions.

Upon deconsolidation of a subsidiary any remaining non-controlling interest of the parent shall be remeasured at fair value and that fair value shall be taken into account in determining the gain or loss of the transaction.

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

Statement 160 became effective for the Company on January 1, 2009. It may not be applied retrospectively except for the presentation and disclosure requirements, which were applied to all periods presented. The Statement significantly affected the Company’s presentation of net income or loss in the statement of operations and the equity in the balance sheet. It will significantly affect the accounting for transactions that change ownership in subsidiaries that are concluded from 2009 going forward. In 2009 no transactions occurred that were affected by this guidance. It has not affected the measurement of non-controlling interests existing before 2009 and that remained unchanged thereafter.

•	SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities” (Currently FASB ASC Topic 815 “Derivatives and Hedging”)

This Statement was issued in March 2008 and became effective for NXP on January 1, 2009. Comparable disclosures for prior years need only be given as from 2010 onwards but not for years before 2009.

The Statement requires quantitative and qualitative disclosures in a tabular format about fair values, objectives, type and nature of the hedging instruments in relation to the risk exposure and the line items in the balance sheet where derivative instruments are reported, For the gains and losses reported in the statement of operations or in other comprehensive income (OCI) a separate disclosure must be made for fair value hedges and for cash flow hedges. Also, the movements from OCI to the statement of operations must be disclosed. All this per type of contract and indicating in which line item of the statement of operations it is being reported.

The impact of the Statement for the Company was limited to the described additional disclosures.

•	FSP FAS 142-3 “Determination of the Useful Life of Intangible Assets” (Currently FAS ASC Topic 350 “Intangibles”)

On April 25, 2008, the FASB issued FSP FAS 142-3, which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under Statement 142. The FSP became effective for the Company on January 1, 2009. The Company has concluded that this FSP is not expected to result in future changes to economic lives of acquired intangible assets because such assets have no extension or renewal possibilities.

•	FSP FAS 132(R)-1 “Employers’ Disclosures about Postretirement Benefit Plan assets” (Currently FASB ASC Topic 715 “Compensation—Retirement Benefits”)

On December 30, 2008, the FASB issued FSP FAS 132 (R)-1, which became effective for the Company on January 1, 2009. The FSP amends statement No. 132 (R) to require additional disclosures about assets held in an employer’s defined benefit pension or other postretirement plans. The impact of this pronouncement is limited to additional disclosures.

•	SFAS 165 “Subsequent Events” (Currently FASB ASC Topic 855 “Subsequent Events”

SFAS 165 is effective on a prospective basis for interim or annual financial periods ending after 15 June 2009.

The FASB issued Statement 165 Subsequent Events on 28 May 2009. It provides authoritative guidance about the reporting and accounting for events subsequent to the reporting period.

The subsequent events guidance consists mainly of:

1)	Naming the two types of subsequent events either as recognized subsequent events (currently referred to in practice as Type I subsequent events) or non-recognized subsequent events (currently referred to in practice as Type II subsequent events).

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

2)	Defining subsequent events as events or transactions that occur after the balance sheet date, but before the financial statements are issued (for public entities) or available to be issued (for nonpublic entities that do not widely distribute their financial statements).

3)	Requiring to disclose the date through which an entity has evaluated subsequent events and the basis for that date—that is, whether that date represents the date the financial statements were issued or were available to be issued.

For NXP no changes resulted because we already include the subsequent events, in accordance with the definition, until the date of issuance of our reporting.

•	Accounting Standards Update No. 2009-05 “Fair Value Measurements and Disclosures (Topic 820). Measuring Liabilities at Fair Value”

ASU 2009-05, which was issued by the FASB in August 2009, requires that the fair value of a liability be measured using one of the following approaches, which should maximize the use of relevant observable inputs and minimize the use of unobservable inputs:

•	The quoted price of the identical liability when traded as an asset;

•	Quoted prices for similar liabilities or similar liabilities when traded as assets;

•

Another valuation technique, such as a present value technique (i.e., an income approach) or a technique that considers the amount the reporting entity would pay to transfer the identical liability or receive to enter into the identical liability at the measurement date (i.e., a market approach).

The guidance provided in this ASU became applicable to the Company, starting October 2009, specifically regarding the disclosure about fair value of our bonds and in case of exchanges of existing bonds for new bonds. However, the immediate effect for the Company is negligible since we already applied the approach that is mandated by this ASU.

•	Accounting Standards Update No. 2009-12 “Fair Value Measurements and Disclosures (Topic 820). Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”

The FASB issued this ASU in September 2009. ASU 2009-12, although by itself not applicable to the Company, has defined major asset category with regard to disclosures about fair value. Major asset category is defined as major security type. This affects the disclosures about fair value of pension plan assets. The ASU became effective as per year-end 2009.

New standards after 2009

In 2009 the FASB issued several pronouncements, of which the following are to various degrees of relevance to the Company and which were not yet effective in 2009.

•	SFAS 166 “Accounting for Transfers of Financial Assets. An amendment of FASB Statement No. 140” Currently FASB ASC Topic 860 “Transfers and Servicing”

On 12 June 2009, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 166.

The most significant amendments resulting from Statement 166 consist of the removal of the concept of a qualifying special-purpose entity (QSPE) from Statement 140, and the elimination of the exception for QSPEs from the consolidation guidance of FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities (FIN 46(R)).

In addition, Statement 166 amends and clarifies sale accounting and requires among others that a transferor recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a sale while eliminating the practicability exception for the measurement at fair value.

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

Statement 166 is effective as of 1 January 2010 for the Company.

The Company has evaluated the consequences of this Statement and concluded since it is currently not involved with any QSPE this element of the Statement does not affect the Company. With regard to the transfer of assets guidance, the Statement may affect future transactions, if any.

•	SFAS 167 “Amendments to FASB Interpretation No, 46(R)” (Currently FASB ASC Topic 810 “Consolidation”

On 12 June 2009, the FASB issued Statement No. 167, which (1) addresses the effects of eliminating the qualifying special-purpose entity (QSPE) concept from FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities and (2) modifies some provisions about the application of certain key provisions of FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities (FIN 46(R)). Statement 167 is effective for NXP as of 2010 and requires among other things a qualitative rather than a quantitative analysis to determine the primary beneficiary of a Variable Interest Entity (VIE) and amends certain guidance in FIN 46(R) for determining whether an entity is a VIE, which may change an enterprise’s assessment of which entities with which it is involved are VIEs. Furthermore, it requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE.

The Company is in the process of reconsidering its consolidation conclusions for all entities with which it is involved. Our preliminary conclusion is that the new guidance is likely not to result in the consolidation of new entities or deconsolidation of entities.

•	Accounting Standards Update No. 2009-13 “Revenue Recognition (Topic 605). Multiple-Deliverable Revenue Arrangements; a consensus of the FASB Emerging Issues task Force”

ASU 2009-13, issued in October 2009, changes the guidance regarding revenue recognition for multiple-element arrangement and relaxes some of the earlier requirements. Since NXP is rarely involved in these types of arrangements the impact is expected to be infrequent and preliminarily estimated to be insignificant. The new guidance becomes effective prospectively for the Company for arrangements entered into or materially modified after December 31, 2010.

3 Information by segment and main country

As from 2009, the following sectors are distinguished as reportable segments in compliance with FASB ASC 280 (formerly SFAS 131).

The Company is structured in three market-oriented business segments: Automotive & Identification, MultiMarket Semiconductors and Home.

•

Automotive & Identification has leading positions in car audio/radio, in-vehicle networking (IVN), car access and immobilization, tire pressure monitoring and magnetic sensors; Identification has leading positions in the radio frequency identification (RFID), near field communication (NFC) and eGovernment applications markets.

•

MultiMarket Semiconductors provides a broad range of standard products (e.g. Bipolar, Power Discretes, Transistors & Diodes and Logic) and application specific standard products (e.g. Integrated Discretes, Interface Products and Microcontrollers).

•	Home is a leading supplier of systems and components for the TV, PC TV and direct memory access segments of the consumer semiconductors market.

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

The Company operates a shared manufacturing base, which is grouped in Manufacturing Operations (formerly named IC Manufacturing Operations), with the exception of manufacturing assets dedicated to MultiMarket Semiconductors products, which are reported as part of that segment.

Corporate and Other includes certain research and development activities, IP licensing, Emerging Products and special items not directly allocated to business segments and/or Manufacturing Operations. Furthermore, it includes NXP Software (formerly Philips Software), which specializes in innovative multimedia, security and connectivity solutions for manufacturers of mobile and portable equipment.

On July 28, 2008 the key wireless operations of NXP from the former segment Mobile & Personal were contributed to a new joint venture ST-NXP Wireless, and as such all assets and liabilities involved in this transaction have been deconsolidated from this segment. The operations until July 28, 2008 remained consolidated in the consolidated accounts under a new segment named “Divested Wireless activities”.

The former Mobile & Personal segment has been regrouped as from 2009. The remaining part of the business segment, after the contribution of activities into the joint venture ST-NXP Wireless and subsequent deconsolidation, has been moved into the segments MultiMarket Semiconductors and Corporate and Other.

Furthermore, the Company has decided to enhance the assessment of the performance of its three business segments by allocating certain costs that were previously unallocated and were reported in the segments Corporate and Other and Manufacturing Operations, to these operating segments. This allocation better reflects the performance of the operating segments and enables among others a better assessment of the contribution of these segments to the Company’s cash flows. The allocated costs include, among others, costs related to corporate activities that are for the benefit of the business segments and the capacity costs of the segment Manufacturing Operations. Also, the elimination of unrealized results on intercompany transactions is allocated to the related operating segments.

The segment information for 2008 and 2007 has been restated to reflect the forgoing re-grouping and re-allocation.

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

The reconciliation of the restated sales and income from operations for 2008 and 2007 with the historically reported figures is presented in the following tables:

Sales

	Historically reported	Re-grouping segments	Re-allocation costs between segments	Restated
2008
Mobile & Personal	1,356	(1,356)	—	—
Automotive & Identification	1,285	—	—	1,285
MultiMarket Semiconductors	1,554	575	—	2,129
Home	836	—	—	836
Manufacturing Operations	324	—	—	324
Corporate and Other	88	(11)	—	77
Divested Wireless activities	—	792	—	792

	5,443	—	—	5,443
2007
Mobile & Personal	2,135	(2,135)	—	—
Automotive & Identification	1,332	—	—	1,332
MultiMarket Semiconductors	1,619	516	—	2,135
Home	927	—	—	927
Manufacturing Operations	214	—	—	214
Corporate and Other	94	162	—	256
Divested Wireless activities	—	1,457	—	1,457

	6,321	—	—	6,321

Income from operations

	Historically reported	Re-grouping segments	Re-allocation costs between segments	Restated
2008
Mobile & Personal	(665)	665	—	—
Automotive & Identification	73	—	(94)	(21)
MultiMarket Semiconductors	63	42	(81)	24
Home	(875)	—	(58)	(933)
Manufacturing Operations	(691)	—	147	(544)
Corporate and Other	(551)	(27)	191	(387)
Divested Wireless activities	—	(680)	(105)	(785)

	(2,646)	—	—	(2,646)

2007
Mobile & Personal	(159)	159	—	—
Automotive & Identification	144	—	(47)	97
MultiMarket Semiconductors	164	(149)	(89)	(74)
Home	(234)	—	(21)	(255)
Manufacturing Operations	(210)	—	(53)	(263)
Corporate and Other	(483)	106	295	(82)
Divested Wireless activities	—	(116)	(85)	(201)

	(778)	—	—	(778)

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

Detailed information by segment for the year 2009 with comparable figures over 2008 and 2007 is presented in the following tables.

Segments

	Sales	Research and development expenses	Income (loss) from operations	Income (loss) from operations as a % of sales	Results relating to equity- accounted investees
2009
Automotive & Identification	976	228	(149)	(15.3)	(2)
MultiMarket Semiconductors	1,749	192	(133)	(7.6)	—
Home	744	288	(276)	(37.1)	—
Manufacturing Operations (*)	324	12	(171)	(52.8)	—
Corporate and Other	50	57	(171)	NM	76
Divested Wireless activities	—	—	—	—	—

	3,843	777	(900)	(23.4)	74
2008
Automotive & Identification	1,285	267	(21)	(1.6)	(2)
MultiMarket Semiconductors	2,129	201	24	1.1	—
Home	836	266	(933)	(111.6)	4
Manufacturing Operations (*)	324	—	(544)	(167.9)	—
Corporate and Other	77	146	(387)	NM	(270)
Divested Wireless activities	792	319	(785)	(99.1)	—

	5,443	1,199	(2,646)	(48.6)	(268)
2007
Automotive & Identification	1,332	221	97	7.3	(5)
MultiMarket Semiconductors	2,135	350	(74)	(3.5)	—
Home	927	231	(255)	(27.5)	(3)
Manufacturing Operations (*)	214	—	(263)	(122.9)	—
Corporate and Other	256	118	(82)	NM	(32)
Divested Wireless activities	1,457	408	(201)	(13.8)	—

	6,321	1,328	(778)	(12.3)	(40)

(*)	For the year ended December 31, 2009 Manufacturing Operations supplied $1,087 million (2008: 1,830 million; 2007: $2,765 million) to other segments, which have been eliminated in the above presentation.
NM	Not meaningful

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

Certain assets of the Company have been used jointly or managed at Corporate level.

Arithmetical allocation of these assets to the various businesses is not deemed to be meaningful and as such total assets by segment has been omitted. Instead, inventories per segments are included.

Segments

	Inventories	Long-lived assets	Total liabilities excl. debt	Gross capital expenditures	Depreciation property, plant and equipment
2009
Automotive & Identification	99	1,914	124	4	10
MultiMarket Semiconductors	240	2,491	406	53	103
Home	22	135	144	4	12
Manufacturing Operations	181	1,045	766	28	321
Corporate and Other	—	403	822	7	75
Divested Wireless activities	—	—	—	—	—

	542	5,988	2,262	96	521
2008
Automotive & Identification	110	2,034	54	8	16
MultiMarket Semiconductors	277	2,696	90	124	149
Home	84	310	81	6	20
Manufacturing Operations	147	1,507	650	207	449
Corporate and Other	12	305	1,797	18	46
Divested Wireless activities	—	—	—	16	13

	630	6,852	2,672	379	693

2007
Automotive & Identification	114	2,273	80	6	12
MultiMarket Semiconductors	306	2,604	302	142	143
Home	81	996	239	5	17
Manufacturing Operations	280	2,142	1,120	326	524
Corporate and Other	15	356	1,029	64	161
Divested Wireless activities	162	1,689	183	6	14

	958	10,060	2,953	549	871

1)	Long-lived assets include property, plant and equipment, goodwill and other intangible fixed assets.

Goodwill assigned to segments

	Carrying value at January 1, 2009	Acquisitions	Divestments	Impairment	Translation differences and other changes	Carrying value at December 31, 2009
Automotive & Identification	1,245	—	—	—	14	1,259
MultiMarket Semiconductors	936	—	—	—	13	949
Home	159	—	—	—	(71)	88
Manufacturing Operations	320	—	—	—	4	324
Corporate and Other	1	—	—	—	—	1

	2,661	—	—	—	(40)	2,621

*	Included are transfers to assets held for sale related to Trident.

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

Main countries

	Total sales(1)	Property, plant and equipment	Gross capital expenditures	Depreciation property, plant and equipment
2009
China	1,213	113	7	37
Netherlands	108	465	21	144
Taiwan	120	70	5	20
United States	261	25	1	32
Singapore	411	185	9	82
Germany	303	166	18	80
South Korea	182	—	—	—
Other countries	1,245	337	35	126

	3,843	1,361	96	521

2008
China	1,748	144	51	40
Netherlands	195	565	63	250
Taiwan	93	63	12	32
United States	354	66	11	22
Singapore	465	259	20	117
Germany	474	250	39	68
South Korea	490	—	—	—
Other countries	1,624	460	183	164

	5,443	1,807	379	693
2007
China	2,287	135	47	50
Netherlands	119	821	77	235
Taiwan	134	131	38	47
United States	451	81	13	23
Singapore	455	358	97	142
Germany	555	316	57	78
South Korea	644	1	—	—
Other countries	1,676	657	220	296

	6,321	2,500	549	871

(1)	As from 2009 the allocation is changed from invoicing organization to customer allocation. Previous periods have been restated accordingly.

As from January 1, 2010, four segments are distinguished as business segments. NXP is structured in two market-oriented business segments: High-Performance Mixed-Signal (“HPMS”) and Standard Products (SP), which each represent a reportable operating segment. The two other reportable segments are Manufacturing Operations and Corporate and Other. We refer to note 37, “Restated Segmentation” for reflecting the effects of the new segments.

4 Acquisitions and divestments

2009

On October 5, 2009 the Company announced that they have signed an agreement to sell the digital television and set-top-box business with those of Trident Microsystems, Inc., a publicly listed US Company. The transaction closed at February 8, 2010. As of December 31, 2009, NXP has separated its assets and liabilities designated to be transferred into the separate line items assets and liabilities held-for-sale. These assets and

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

liabilities held-for-sale are measured at fair value less cost to sell and resulted in an impairment loss of $69 million. After closing the transaction NXP will own approximately 60% of the outstanding common stock of Trident (refer to note 13). As a result of retaining the 60% interest in Trident this transaction does not result in reporting the asset group as discontinued operations.

On November 16, 2009, we completed our strategic alliance with Virage Logic Corporation (“Virage Logic”) and obtained approximately 9.8% of Virage Logic’s outstanding common stock. This transaction included the transfer of our Advanced CMOS Semiconductor Horizontal IP Technology and Development Team in exchange for the rights to use Virage’s IP and services. Virage Logic is a leading provider of both functional and physical semiconductor intellectual property (IP) for the design of complex integrated circuits. Shares of Virage Logic are listed on the NASDAQ in the United States.

In 2009 no acquisition transactions occurred.

2008

During 2008, the Company entered into a number of acquisitions. All business combinations have been accounted for using the purchase method of accounting. The more important business combinations in 2008 were the acquisitions of GloNav, Conexant’s Broadband Media Processing business, and NuTune. All acquisitions, both individually and in the aggregate, were deemed immaterial in respect of the FASB ASC Topic 805 (formerly SFAS 141 (R)) disclosure requirements.

In January, 2008, NXP acquired GloNav Inc., a US-based fabless semiconductor company, adding GPS (Global Positioning Systems) to the connected entertainment portfolio. The assets acquired amounted to $2 million, the liabilities assumed amounted to $4 million. The purchase price was $87 million and was allocated to other intangible assets ($69 million) and goodwill ($20 million, net of deferred taxes).

As a result of the contribution of the wireless operations into the new joint venture ST-NXP Wireless, GloNav was part of this transaction and as such also included in this transfer of net assets on August 2, 2008.

On August 11, 2008, NXP completed its acquisition of the Broadband Media Processing (BMP) business of Conexant Systems, Inc. which provides industry-leading solutions for satellite, cable and IPTV applications. The assets acquired amounted to $22 million, the liabilities assumed amounted to $1 million. The purchase price (net of cash acquired) was $111 million and was allocated to Other intangible assets ($58 million) and Goodwill ($32 million). The revenue in the year of acquisition since the date of acquisition was $63 million.

NXP also has an additional consideration of up to $35 million based on the achievement of certain revenue milestones over the period from closing through 2009.

On September 1, 2008, NXP and Thomson combined their can tuner module operations in a joint venture, named NuTune. NXP has a 55% ownership and Thomson the remaining 45%.

The net assets acquired amounted to $20 million and resulted in a goodwill allocation of $16 million. The revenue in the year of acquisition since the date of acquisition was $31 million.

The most significant divestment in 2008 was the major part of the Company’s Mobile & Personal business segment.

On July 28, 2008, NXP and STMicroelectronics (STM) combined their wireless operations to form a new joint-venture company—ST-NXP Wireless—, in which NXP contributed business and assets forming a

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

substantial portion of its Mobile & Personal business segment (excluding Sound Solutions, Mobile Infrastructure and amplifiers). STM owns a majority stake (80%) and NXP has a 20% ownership while receiving $1.55 billion from STM. The 20% investment in the combined wireless operations is accounted for by the equity method because the Company has significant influence. As a result of retaining this 20% investment and the ongoing significant cash flows, the divestment is not reported as a discontinued operation. The net assets divested amounted to $1,976 million, resulting in a loss on the transaction of $413 million, which has been reported under Other business income. In February 2009, STM exercised its option to buy the 20% ownership for an amount of $92 million.

2007

On March 23, 2007, NXP completed its acquisition of the Cellular Communication business of Silicon Laboratories Inc., a leader in Radio Frequency (RF) technology for mobile phones. NXP acquired the Cellular Communication business for $288 million in cash. The business has been consolidated within the segment Mobile & Personal as from the acquisition date. Contingent upon the achievement of certain milestones in the next three years, an additional $65 million may be paid up for the acquisition. Related to this earn-out, an amount of $4 million has been included in the purchase price accounting. The purchase price for the acquisition was allocated to Property, plant and equipment ($9 million), Other intangible assets ($104 million), Assets and liabilities ($22 million) and Goodwill ($153 million).

On September 5, 2007, NXP completed the divestment of its Cordless and VoIP Terminal operations to DSP Group for an initial payment of $200 million in cash and 4,186,603 newly issued shares of DSP Group’s common stock. As a result of the transaction, NXP owned approximately 16% of DSP Group’s outstanding common stock, which was subsequently sold back to DSPG in the first quarter of 2009. The net assets divested amounted to $90 million. Furthermore, liabilities for future payments and various expenses were taken into consideration resulting in a gain on this transaction of $119 million, which has been reported under Other business income.

5 Income from operations

For information related to sales and income from operations on a business and geographical basis, see note 3, “Information by segment and main country”, of this Annual Report.

Sales composition

	2007	2008	2009
Goods	6,291	5,420	3,837
Licenses	30	23	6

	6,321	5,443	3,843

Salaries and wages

	2007	2008	2009
Salaries and wages	1,969	2,210	1,315
Pension and other postemployment costs	46	130	80
Other social security and similar charges:
—Required by law	256	224	146
—Voluntary	15	13	14

	2,286	2,577	1,555

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

Salaries and wages in 2009 include $101 million (2008: $449 million; 2007: $178 million) relating to restructuring charges. Pension and other postemployment costs include the costs of pension benefits, other postretirement benefits, and postemployment benefits, including obligatory severance.

Depreciation and amortization

Depreciation of and amortization, including impairment charges, are as follows:

	2007	2008	2009
Depreciation of property, plant and equipment	871	693	516
Write-down assets held for sale	—	—	5
Amortization of internal use software	31	40	26
Amortization of goodwill and other intangibles:
—Amortization of other intangible assets	630	537	322
—Impairment of goodwill	—	430	—
—Impairment of other intangible assets	—	284	—
—Impairment assets held for sale	—	—	69
Write-off of in-process research and development	15	26	—

	1,547	2,010	938

Depreciation of property, plant and equipment in 2009 includes an additional write-off in connection with the retirement of property, plant and equipment amounting to $25 million (2008: $4 million; 2007: $3 million).

Also included is the additional depreciation of property, plant and equipment resulting from the acquisition accounting amounting to $69 million (2008: $151 million; 2007: $137 million).

Furthermore, depreciation of property, plant and equipment in 2009 includes $67 million relating to write-downs and impairment charges (2008: $6 million; 2007: $20 million).

Included in the amortization of other intangible assets in 2009 is the additional amortization of other intangible assets resulting from acquisition accounting amounting to $322 million (2008: $537 million; 2007: $636 million).

In 2009 a write-down of $5 million for real estate and other property has been recognized as a result of classifying certain tangible fixed assets as held-for-sale, following the effects of the Redesign Program upon which a number of activities were closed or are in the process of being closed. Reference is also made to note 13.

Impairment charges for assets held for sale ($69 million) in 2009 are related to the Trident assets held for sale.

Depreciation of property, plant and equipment and amortization of software are primarily included in cost of sales. Amortization and impairment of intangible assets are reported in the G&A sector.

The Company periodically reviews the carrying value of its long-lived assets and reviews annually the carrying value of its recorded goodwill.

In 2009, no goodwill impairment was recorded.

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

Following the ongoing loss-making situation of the Company as a result of poor economic market circumstances, goodwill impairment tests were carried-out in the third quarter of 2008.

As a result of these tests, an impairment was identified in our business segments Home and Corporate and Other. Simultaneously we have tested for impairment other intangible assets belonging to these segments. Following these tests a goodwill impairment charge of $430 million was recognized in 2008. Of this impairment an amount of $381 million related to the Home segment and an amount of $49 million related to the segment Corporate and Other. The impairment test for other intangible assets resulted in an impairment loss of $284 million, which was fully attributable to the Home segment. Based on our assessment of the impact of the charges in the key assumptions subsequent to the third quarter, it was concluded that no additional impairment was required.

In 2007 and previous years, no goodwill impairments were recorded.

Rent

Rent expenses amounted to $67 million in 2009 (2008: $84 million; 2007: $94 million).

Selling expenses

Selling expenses incurred in 2009 totaled $277 million (2008: $400 million; 2007: $425 million). Included are shipping and handling costs of $1 million (2008: $25 million; 2007: $29 million).

The selling expenses mainly relate to the cost of the sales and marketing organization. This mainly consists of account management, marketing, first and second line support, and order desk.

General and administrative expenses

General and administrative expenses include the costs related to management and staff departments in the corporate center, business segments and business lines, amounting to $734 million in 2009 (2008: $1,161 million; 2007: $1,189 million)

Research and development expenses

Expenditures for research and development activities amounted to $777 million in 2009 (2008: $1,199 million; 2007: $1,328 million).

For information related to research and development expenses on a segment basis, refer to the separate section Information by segment and main country.

Write-off of acquired in-process research and development

In 2008, the write-off of acquired in-process research and development related to the acquisition of GloNav Inc. amounting to $12 million and Conexant Systems Inc. amounting to $14 million.

In 2007, the write-off of acquired in-process research and development related to the acquisition of the Cellular Communications business of Silicon Labs amounted to $15 million.

The full amounts have been written-off immediately because no alternative use was available and were charged to the statement of operations for 2008 and 2007 (refer to note 1 regarding acquisition accounting).

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

Other income and expense

Other income and expense consists of the following:

	2007	2008	2009
Results on disposal of properties	1	5	9
Results on disposal of businesses	113	(374)	(23)
Remaining income (expense)	20	5	2

	134	(364)	(12)

In 2009, the result on disposal of properties mainly related to the sale of equipment in Fishkill, USA ($5 million) and the sale of land in Laguna, Philippines ($3 million).

In 2008, the result on disposal of properties included a gain of $8 million from the sale of buildings in Boeblingen Germany, a loss of $8 million related to the Crolles factory in France and various other sales of properties.

The result on disposal of businesses in 2008 includes a loss of $413 million related to the divestment of the major part of the former Mobile & Personal business segment.

The net cash proceeds from this transaction were $1,433 million and in addition a 20% shareholding in ST-NXP Wireless J.V. was received with a fair value of $341 million, resulting in a total consideration of $1,774 million. In connection with these proceeds, net assets divested amounted $1,976 million and liabilities of $211 million were recognized, finally resulting in a loss on this transaction of $413 million.

At year-end 2008, the Company had recorded a non cash impairment charge of $249 million, as a result of the decline in fair value of the 20% shareholding in the ST-NXP Wireless J.V., which was recorded under Results relating to equity-accounted investees. Reference is also made to note 9.

Furthermore, in 2008 gains on disposals of R/F Mems activities ($15 million) and part of software activities ($14 million), and a merger gain on NuTune ($12 million) were included in results on disposal of businesses.

The result on disposal of businesses in 2007 includes $119 million related to the divestment of the Cordless and VoIP Terminal operations.

The remaining income consists of various smaller items for all periods reported.

6 Restructuring charges

The most significant projects for restructuring in 2009

In 2009 the restructuring charges mainly related to the ongoing Redesign Program of the Company being:

•	the closure of the “ICN 6” part of the facility in Nijmegen;

•	effects of the transaction with Trident;

•	the Fit for Future Program.

The most significant projects for restructuring in 2008

In 2008, the restructuring charges mainly related to the Redesign Program of the Company, resulting in the closure or sale of:

•	The “ICN5” part of the facility in Nijmegen, the Netherlands;

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

•	The “ICH” fab of the Hamburg facility, Germany;

•	The fab in Fishkill, in the USA;

•	The factory in Caen, France.

Furthermore, a reduction in support functions at the Corporate Center is part of the Redesign Program as a consequence of the downsizing of the Company.

The most significant projects for restructuring in 2007

In 2007, the charges mainly related to the exit of the Crolles2 Alliance in France and subsequent sale of its equipment, relocation of activities in the Philippines and Germany, the discontinuation of power amplifier and front-end-module production in the Philippines, the reorganization to improve further efficiency in the Netherlands and some smaller projects, primarily related to lay-offs.

In 2009, a charge of $112 million was recorded in income from operations resulting from new restructuring projects in 2009, (2008: $610 million; 2007: $222 million), offset by releases of restructuring liabilities of $92 million (2008: $16 million; 2007: $4 million).

Included are asset write-downs of $4 million in 2009 (2008: $36 million; 2007: $20 million). There were no inventory write downs included in 2009 (2008: $36 million; 2007: nil).

In 2009, $100 million related to employee termination costs in connection with the Redesign Program (2008: $443 million; 2007: $178 million). The remainder relates to various closure costs in (2008 $41 million—mainly Boeblingen of $27 million) and various other restructuring charges of $7 million (2008: $74 million; 2007: $24 million).

The components of restructuring charges recorded in 2009, 2008 and 2007 are as follows:

	2007	2008	2009
Personnel lay-off costs	178	449	101
Write-down of assets	20	36	4
Other restructuring costs	24	125	7
Release of excess provisions/accruals	(4)	(16)	(92)

Net restructuring charges	218	594	20

In addition, cash expensed restructuring costs amounting to $83 million were directly charged to income in 2009.

On aggregate, the net restructuring charges recorded in the income statement for 2009 amounted to $103 million (2008: $594 million; 2007: $218 million).

The restructuring liabilities recorded in the statement of operations are included in the following line items in the statement of operations:

	2007	2008	2009
Cost of sales	173	348	(46)
Selling expenses	15	19	11
General and administrative expenses	18	124	3
Research & development expenses	12	97	52
Other income and expenses	—	6	—

Net restructuring charges	218	594	20

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

The following tables present the changes in the position of restructuring liabilities in 2009 by segment:

	Balance January 1, 2009	Additions	Utilized	Released	Other changes(1)(2)	Balance December 31, 2009
Automotive & Identification	2	15	(4)	—	1	14
MultiMarket Semiconductors	—	36	(5)	—	3	34
Home	14	29	(16)	(2)	2	27
Manufacturing Operations	276	7	(109)	(78)	48	144
Corporate and Other	205	25	(76)	(12)	(48)	94
Divested Wireless activities	1	—	(1)	—	—	—

	498	112	(211)	(92)	6	313

1)	Other changes primarily related to translation differences
2)	The provision for restructuring for the “ICH 5/8” facility in Nijmegen, amounting to $58 million at December 31, 2009, has been reclassified from Corporate and Other to Manufacturing Operations

The total restructuring liability as of December 31, 2009 of $313 million is classified in the balance sheet under provisions for $300 million and under accrued liabilities for $13 million.

The additions to the restructuring liabilities in 2009 amounting to $112 million by segment were as follows:

	Personnel costs	Write-down of assets	Other costs	Total
Automotive & Identification	15	—	—	15
MultiMarket Semiconductors	36	—	—	36
Home	29	—	—	29
Manufacturing Operations	—	—	7	7
Corporate and Other	21	4	—	25

	101	4	7	112

Further to additions to the restructuring liability of $112 million, a cash expense of $83 million was also charged to income of 2009 for restructuring related charges.

The details by segment were as follows:

Automotive & Identification	4
MultiMarket Semiconductors	4
Home	2
Manufacturing Operations	28
Corporate and Other	45

83

These 2009 restructuring related charges of $83 million are included in the following line items in the statement of operations:

Cost of sales	41
Selling expenses	—
General and administrative expenses	33
Research & Development expenses	9

83

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

The following tables present the changes in the position of restructuring liabilities in 2008 by segment.

	Balance January 1, 2008	Additions	Utilized	Released	Other changes(1)	Balance December 31, 2008
Automotive & Identification	—	8	(5)		(1)	2
MultiMarket Semiconductors	1	9	(7)		(3)	—
Home	9	30	(23)	(5)	3	14
Manufacturing Operations	98	364	(192)	(4)	10	276
Corporate and Other	3	180	(9)	(7)	38	205
Divested Wireless activities	1	19	(16)	—	(3)	1

	112	610	(252)	(16)	44	498

(1)	Other changes primarily related to translation differences

The total restructuring liability as of December 31, 2008 of $498 million is classified in the balance sheet under provisions for $420 million and under accrued liabilities for $78 million.

Additions in 2008 of $610 million are presented by segment as follows:

	Personnel costs	Write-down of assets	Other costs	Total
Automotive & Identification	5		3	8
MultiMarket Semiconductors	5		4	9
Home	21		9	30
Manufacturing Operations	264	36	64	364
Corporate and Other	136		44	180
Divested Wireless activities	18		1	19

	449	36	125	610

The releases of surplus in 2009 and 2008 were primarily attributable to reduction in severance payments due to voluntary leavers and employees that were transferred to other positions in the Company, who were originally expected to be laid off.

7 Financial income and expenses

	2007	2008	2009
Interest income	43	27	4
Interest expense	(495)	(502)	(363)

Total interest expense, net	(452)	(475)	(359)
Net gain on extinguishment of debt	—	—	1,020
Sale of securities	—	—	(4)
Foreign exchange rate results	300	(87)	39
Miscellaneous financing costs/income, net	(29)	(52)	(14)

Total other income and expense	271	(139)	1,041

Total	(181)	(614)	682

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

In 2009, interest expense, net, of $359 million (2008: $475 million; 2007: $452 million) was mainly related to the interest expense on the euro-denominated and U.S. dollar-denominated notes. The lower interest expense in 2009 resulted from the bond exchanges and repurchase completed in April 2009 and July/August 2009 and lower interest rates applicable to the Floating Rate Notes.

Furthermore, a gain of $1,020 million, net of a write-down of $25 million related to the capitalized initial bond issuing costs, was recorded in connection with the various bond exchange and repurchase offers in 2009. Refer to note 27.

In 2009, the sale of the DSPG shares resulted in a loss of $4 million.

In 2009 foreign exchange results amounted to a gain $39 million (2008: a loss of $87 million; 2007: a gain of $300 million) and are composed of exchange rate fluctuations:

•	related to the U.S. dollar-denominated notes, a gain of $38 million (2008: a loss of $230 million; 2007: a gain of $419 million);

•	related to intercompany financing a loss of $5 million (2008: a loss of $46 million; 2007: a loss of $29 million);

•	related to the Company’s foreign currency cash and cash equivalents of a loss of $2 million (2008: a gain of $163 million; 2007: a loss of $64 million);

•	related to foreign currency contracts a gain of $2 million (2008: a gain of $25 million; 2007: a loss of $20 million);

•	related to remaining items, a gain of $6 million in 2009 (2008: a gain of $1 million; 2007: a loss of $6 million).

Included in miscellaneous financing costs in 2009 is the amortization of capitalized fees (relating to the issuance of the EUR/U.S. dollar-denominated notes) amounting to $14 million (2008: $14 million; 2007: $8 million). Furthermore, in 2008 miscellaneous financing costs included an impairment charge of $25 million (2007: $21 million) related to the DSPG shares, that were received in connection with the divestment of the Cordless and VoIP Terminals operations in 2007. Moreover, an impairment loss of $13 million was recorded in 2008 on the fair value of a put option that was received in connection with a partial sale of software activities.

8 Income taxes

In 2009, NXP generated a loss before taxes of $218 million of which a profit of $81 million related to the Netherlands and a loss of $299 million related to foreign entities.

The components of income tax benefit (expense) are as follows:

	2007	2008	2009
Netherlands:
Current taxes	—	—	(18)
Deferred taxes	273	43	(58)

	273	43	(76)
Foreign:
Current taxes	(9)	(124)	(24)
Deferred taxes	132	35	83

	123	(89)	59

Income tax benefit (expense)	396	(46)	(17)

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

A reconciliation of the statutory income tax rate in the Netherlands as a percentage of income (loss) before taxes and the effective income tax rate is as follows:

	2007	2008	2009
Statutory income tax in the Netherlands	25.5	25.5	25.5
Rate differential local statutory rates versus statutory rates of the Netherlands	2.8	(3.3)	(1.1)
Changes in the valuation allowance:
utilization of previously reserved loss carryforwards	0.5	—
new loss carryforwards not expected to be realized	—	(15.0)	(19.5)
release and other changes	(0.9)	—	—
Prior year adjustments	4.9	(0.8)	6.9
Non-taxable income	5.9	(6.1)	0.5
Non-tax-deductible expenses	(4.4)	(0.2)	(13.7)
Other taxes and tax rate changes	1.5	—	(1.8)
Withholding taxes			(7.9)
Tax incentives and other	5.5	(1.5)	3.3

Effective tax rate	41.3%	(1.4)%	(7.8)%

(1)	the prior year adjustment recognized in 2009 is determined after offsetting a corresponding valuation allowance amounting to $76 million. These prior year adjustments result from tax filings and assessments in various jurisdictions.
(2)	we have included the FIN 48 addition in non-tax deductible expenses.

Deferred tax assets and liabilities

The principal components of deferred tax assets and liabilities are presented below:

	2008		2009
	Assets	Liabilities	Assets	Liabilities
Intangible assets	75	(451)	57	(399)
Property, plant and equipment	26	(39)	38	(18)
Inventories	5	(3)	9	—
Receivables	5	(3)	3	(7)
Other assets	5	(6)	4	(6)
Provisions:
Pensions	33	(3)	47	(3)

Restructuring	101	—	90	—
Other	5	(6)	—	(16)
Long-term debt	28	(157)	24	(149)
Undistributed earnings of foreign subsidiaries	—	—	—	(23)
Other liabilities	17	—	14	(1)
Tax loss carryforwards (including tax credit carryforwards)	747	—	873	—

Total gross deferred tax assets (liabilities)	1,047	(668)	1,159	(622)

Net deferred tax position	379		537
Valuation allowances	(508)		(628)

Net deferred tax assets (liabilities)	(129)		(91)

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

The Company has significant net deferred tax assets resulting from net operating loss carryforwards, tax credit carryforwards and deductible temporary differences that may reduce taxable income in future periods. Valuation allowances have been established for deferred tax assets based on a “more likely than not” threshold. Our ability to realize our deferred tax assets depends on our ability to generate sufficient taxable income within the carryback or carryforward periods provided for in the tax law for each applicable tax jurisdiction.

The following possible sources of taxable income have been considered when assessing the realization of our deferred tax assets:

•	Future reversals of existing taxable temporary differences;

•	Future taxable income exclusive of reversing temporary differences and carryforwards;

•	Taxable income in prior carryback years; and

•	Tax-planning strategies.

The increase in the total valuation allowance during 2007, 2008 and 2009 was $12 million, $496 million and $120 million respectively. These were mainly related to establishing valuation allowances against our net deferred tax assets in the Netherlands, Germany, France, Malaysia and USA.

At the moment that the Group’s operating performance improves on a sustained basis, our conclusion regarding the need for such valuation allowance could change.

After the recognition of the valuation allowance against deferred tax assets, a net deferred tax liability remains of $91 million at December 31, 2009 (2008: $129 million). This is caused by the fact that certain taxable temporary differences reverse outside the tax loss carry forward periods.

At December 31, 2009, tax loss carryforwards of $2,816 million will expire as follows:

Total	2010	2011	2012	2013	2014	2015—2019	later	unlimited
2,816	—	—	—	11	27	1,872	102	804

The Company also has tax credit carryforwards of $69 million, which are available to offset future tax, if any, and which will expire as follows:

Total	2010	2011	2012	2013	2014	2015—2019	later	unlimited
69	—	—	—	—	—	16	—	53

The classification of the deferred tax assets and liabilities in the Company’s consolidated balance sheets is as follows:

	2008	2009
Deferred tax assets grouped under other current assets	27	67
Deferred tax assets grouped under other non-current assets	30	(1)
Deferred tax liabilities grouped under short-term provisions	—	(1)
Deferred tax liabilities grouped under long-term provisions	(186)	(156)

	(129)	(91)

The net income tax receivable (excluding the liability for unrecognized tax benefits) as of December 31, 2009 amounted to $14 million and includes amounts directly payable to or receivable from tax authorities.

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

As of December 31, 2008 the Group had unrecognized deferred income tax liability related to the undistributed earnings of foreign subsidiaries which were considered to be indefinitely reinvested. However as from 2009 the Group intends to repatriate these undistributed earnings of subsidiaries. Therefore these undistributed earnings are no longer indefinitely reinvested in the overseas jurisdictions. Consequently the Group has recognized a deferred income tax liability of $23 million for the additional taxes payable upon the future remittances of these earnings of foreign subsidiaries as of December 31, 2009.

Included in the balance of total unrecognized tax benefits at December 31, 2009, 2008 and 2007 are potential tax benefits of $59 million, $55 million and $38 million respectively, that if recognized, would affect the effective tax rate.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2007	2008	2009
Balance as of January 1,	19	38	55
Increases from tax positions taken during prior periods		14	5
Decreases from tax positions taken during prior periods		—	(1)
Increases from tax positions taken during current period	19	3	11
Decreases from tax positions taken during current period		—	—
Increases relating to settlements with the tax authorities		—	—
Decreases relating to settlements with the tax authorities		—	(11)
Reductions as a result of lapse of statute of limitations		—	—

Balance as of December 31,	38	55	59

Tax years that remain subject to examination by major tax jurisdictions (mainly related to the Netherlands, Germany, USA, China, Taiwan, Thailand and the Philippines) are 2006, 2007, 2008 and 2009.

The Company classifies interest related to unrecognized tax benefits as financial expense and penalties as income tax expense. The total related interest recorded during the year 2009 amounted to $4 million (2008: $7 million; 2007: $3 million).

It is reasonably possible that the total amount of unrecognized tax benefits may significantly increase/decrease within the next 12 months of the reporting date due to, for example, completion of tax examinations; however, an estimate of the range of reasonably possible change amount cannot be made.

9 Investments equity-accounted investees

Results relating to equity-accounted investees

	2007	2008	2009
Company’s participation in income (loss)	(11)	(4)	—
Results on sale of shares	—	—	74
Investment impairment charges	(29)	(268)	—
Incidental results	—	4	—

	(40)	(268)	74

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

Company’s participation in income (loss)

	2007	2008	2009
ST-NXP wireless	—	—	—
ASMC	(3)	2	1
Moversa	(5)	(3)	(2)
Others	(3)	(3)	1

	(11)	(4)	—

The Company’s share in income of equity accounted investees related to the various equity-accounted investees.

Results on sale of shares

In 2009, the Company sold its 20% Shareholding in the ST-NXP Wireless joint venture at its carrying value, resulting in a release of translation differences, previously accounted for under shareholders equity, amounting to $72 million. Furthermore, Geotate shares were sold, resulting in a gain of $2 million.

Investment impairment charges

In 2008, the Company’s investment in the ST-NXP Wireless joint-venture was tested for impairment. Effective February 2, 2009, STMicroelectronics exercised its option to buy NXP’s 20% ownership in the ST-NXP Wireless joint-venture for an agreed purchase price of $92 million. As a result, a non-cash impairment loss of $249 million had to be recorded. In determining the impairment loss, the fair value of our investment was based on level 3 measures. The level 3 measure has been derived from the execution of STMicroelectronics’ call option on our investment.

Due to an other-than-temporary decline of the fair value of the shareholding in ASMC, the Company recorded impairment losses in 2008 and 2007 of $19 million and $29 million, respectively.

Investments in and loans to equity-accounted investees

The changes in 2009 are as follows:

	Loans	Investments	Total
Balance as of January 1	18	140	158
Changes:
Sales/repayments/deductions	(18)	(97)	(115)
Share in income (loss)	—	—	—
Translation and exchange rate differences	—	—	—

Balance as of December 31	—	43	43

Sales/repayments/deductions relate to sale of the 20% shareholding in the ST-NXP Wireless joint-venture ($92 million), a non-cash deduction due to the release of a contractual obligation for a capital contribution to Moversa ($5 million) and the repayment of a loan to T3G ($18 million).

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

The total carrying value of investments in equity-accounted investees is summarized as follows:

	2008		2009
	Assets	Liabilities	Assets	Liabilities
ST-NXP wireless	20	92	—	—
ASMC	27	5	27	7
Moversa	50	7	50	—
ASEN	40	36	40	36
Others		18		—

		158		43

Investments in equity-accounted investees are included in the segment Corporate and Other.

10 Non-controlling interests

The share of non-controlling interests in the results of the Company amounted to a profit of $14 million in 2009 (2008: profit of $26 million; 2007: profit of $47 million).

As of December 31, 2009, non-controlling interests totaled $198 million (2008: $213 million).

Non-controlling interests predominantly relates to the shareholding in SSMC and NuTune.

11 Securities

The changes during 2009 are as follows:

Balance as of January 1	33
Sales	(24)
Fair value adjustments	(6)
Translation differences	(3)

Balance as of December 31	—

DSPG shares acquired as part of the divestment of the Company’s Cordless and VoIP Terminals in 2007, were sold in the beginning of 2009 for an amount of $20 million, resulting in a transaction loss of $4 million. Refer to note 4.

12 Receivables

Accounts receivable are summarized as follows:

	2008	2009
Accounts receivable from third parties	460	459
Accounts receivable from equity-accounted investees	1	—
Less: allowance for doubtful accounts	(2)	(4)

	459	455

Income taxes receivable current portion totaling $26 million (2008: nil) are included under other receivables.

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

The changes in allowances for doubtful accounts are as follows:

	2007	2008	2009
Balance as of January 1,	4	3	2
Additions charged to income	—	—	6
Deductions from allowance(1)	(1)	(1)	(2)
Other movements(2)	—	—	(2)

Balance end of period	3	2	4

(1)	Write-offs for which an allowance was previously provided
(2)	Included the effect of translation differences and consolidation changes

13 Assets and liabilities held for sale

The following table presents the major classes of assets and liabilities as part of the Home business segment (digital television and set-top-boxes) that will be sold to Trident Microsystems Inc. effective the closing date of the transaction, February 8, 2010 onwards. In the consolidated balance sheet as at December 31, 2009 these assets and liabilities have been reclassified and presented separately as assets held for sale and liabilities held for sale (refer to note 4).

2009
Accounts receivable	—
Inventories	42
Property, plant and equipment	11
Intangible assets including goodwill	149
Other assets	—
Impairment to fair value less cost to sell	(69)

Assets held for sale	133
Accounts payable	—
Provisions	—
Other liabilities	(2)

Liabilities held for sale	(2)

The assets held for sale are reported net of impairment charges of $69 million (refer to note 5). The fair value, less cost to sell these assets, was a level 2 measurement based on the quoted market prices of Trident’s publicly traded shares, as adjusted for costs associated with the sale of assets.

In addition to these assets held for sale, other assets were classified as held for sale for an amount of $11 million (net of a write-down of $5 million included in cost of sales), resulting in total assets held for sale of $144 million. This relates to real estate and other property that is held for sale following exits or planned exits as a result of the Redesign Program. Refer to note 5. The fair value of these assets classified as held for sale has been based on quoted broker values and is therefore a level 2 measurement.

14 Inventories

Inventories are summarized as follows:

	2008	2009
Raw materials and supplies	377	310
Work in process	107	142
Finished goods	146	90

	630	542

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

A portion of the finished goods stored at customer locations under consignment amounted to $23 million as of December 31, 2009 (2008: $26 million).

The amounts recorded above are net of an allowance for obsolescence.

The changes in the allowance for obsolescence are as follows:

	2007	2008	2009
Balance as of January 1	77	86	83
Additions charged to income	23	76	67
Deductions from allowance	(49)	(48)	(33)
Other movements(1)	35	(31)	(9)

Balance as of December 31	86	83	108

1)	Included the effect of translation differences and consolidation changes

15 Other current assets

Other current assets as of December 31, 2009, consist of a current deferred tax asset of $67 million (2008: $27 million), derivative instrument assets of $2 million (2008: $37 million), the current portion of capitalized unamortized fees related to the issuance of notes of $9 million (2008: $11 million), prepayments related to Electronics Design Applications (EDA) contracts of $34 million and prepaid expenses of $160 million (2008: $125 million).

16 Other non-current financial assets

The changes during 2009 are as follows:

	Available for sale securities	Other	Total
Balance as of January 1	—	18	18
Changes:
Acquisitions/additions	—	18	18
Sales/repayments	—	(1)	(1)
Translation and exchange differences	—	—	—

Balance as of December 31	—	35	35

Acquisitions/additions include shares and options obtained in connection with the completion of the strategic alliance with Virage Logic Corporation ($15 million).

17 Other non-current assets

Other non-current assets as of December 31, 2009 include prepaid pension costs of $28 million (2008: $25 million), the non-current portion of deferred tax assets of $(1) million (2008: $30 million) and the non-current portion of capitalized unamortized fees related to the issuance of EUR/U.S. dollar-denominated notes of $57 million (2008: $78 million).

The term of amortization of capitalized fees related to the issuance cost of notes is on average 5 years.

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

18 Property, plant and equipment

Property, plant and equipment consisted of:

	Total	Land and buildings	Machinery and installations	Other equipment	Prepayments and construction in progress	No longer productively employed
Balance as of January 1, 2009:
Cost	3,594	873	2,377	282	54	8
Accumulated depreciation	(1,787)	(123)	(1,499)	(157)	—	(8)

Book value	1,807	750	878	125	54	—

Changes in book value:
Capital expenditures	96	—	—	—	96	—
Transfer assets put into use	—	6	126	7	(139)	—
Retirements and sales	(38)	(15)	(21)	(2)	—	—
Depreciation	(424)	(61)	(328)	(35)	—	—
Write-downs and impairments	(67)	(56)	(6)	(5)	—	—
Transfer to assets held for sale	(27)	(16)	(7)	(4)	—	—
Consolidation changes	(7)	—	(7)	—	—	—
Translation differences	21	11	9	1	—	—

Total changes	(446)	(131)	(234)	(38)	(43)	—

Balance as of December 31, 2009:
Cost	2,468	708	1,528	216	11	5
Accumulated depreciation	(1,107)	(89)	(884)	(129)	—	(5)

Book value	1,361	619	644	87	11	—

Land with a book value of $120 million (2008: $122 million) is not depreciated.

The expected service lives as of December 31, 2009 were as follows:

Buildings	from 9 to 50 years
Machinery and installations	from 2 to 7 years
Other equipment	from 3 to 6 years

There was no significant capitalized interest related to the construction in progress in the years reported.

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

19 Intangible assets excluding goodwill

The changes in 2009 were as follows:

	Total	Other intangible assets	Software
Balance as of January 1, 2009:
Cost	3,674	3,547	127
Accumulated amortization	(1,290)	(1,221)	(69)

Book value	2,384	2,326	58

Changes in book value:
Acquisitions/additions	8	—	8
Divestments			—
Amortization	(348)	(322)	(26)
Transfer to assets held for sale	(79)	(79)	—

Consolidation changes	(1)	(1)	—
Translation differences and other	42	41	1

Total changes	(378)	(361)	(17)

Balance as of December 31, 2009:
Cost	3,387	3,258	129
Accumulated amortization	(1,381)	(1,293)	(88)

Book value	2,006	1,965	41

Other intangible assets in 2009 consist of:

	January 1, 2009		December 31, 2009
	Gross	Accumulated amortization	Gross	Accumulated amortization
Marketing-related	110	(65)	84	(58)
Customer-related	576	(168)	500	(138)
Technology-based	2,861	(988)	2,674	(1,097)

	3,547	(1,221)	3,258	(1,293)

The estimated amortization expense for these other intangible assets for each of the five succeeding years is:

2010	305
2011	301
2012	292
2013	266
2014	179

All intangible assets, excluding goodwill, are subject to amortization and have no assumed residual value.

The expected weighted average remaining life of other intangibles is 4 years as of December 31, 2009.

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

The estimated amortization expense for software as of December 31, 2009 for each of the five succeeding years is:

2010	20
2011	15
2012	6
2013	—
2014	—

The expected weighted average remaining lifetime of software is 2 years as of December 31, 2009.

20 Goodwill

The changes in goodwill in 2008 and 2009 were as follows:

	2008	2009
Balances as of January 1,	3,716	2,661

Changes in book value:
Adjustments	—	(31)
Additions	29	—
Acquisitions	68	—
Divestments	(660)	(4)
Impairment charges	(430)	—
Transfer to assets held for sale	—	(72)
Translation differences	(62)	67

Total changes	(1,055)	(40)

Balances as of December 31,	2,661	2,621

As a result of various additional settlements related to acquisitions from previous years, goodwill originally assigned from these acquisitions was adjusted in 2009 and is reflected under ‘adjustments’.

Acquisition in 2008 related to the following acquisitions:

•	Broadband Media Processing business of Conexant Systems, Inc. for an amount of $32 million.

•	GloNav Inc. for an amount of $20 million.

•	NuTune for an amount of $16 million.

As a result of the sale of the major part the Mobile & Personal business in 2008, the related goodwill was removed under divestments.

As a result of the yearly impairment test, the Company recorded an impairment charge in 2008 of $430 million.

Additions in 2008 consist of a tax benefit of $29 million resulting from the difference in tax base of goodwill in fiscal value against economic value.

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

Refer to note 4 for acquisitions and divestments. Refer to Information by segment and main country for a specification of goodwill by segment.

21 Accrued liabilities

Accrued liabilities are summarized as follows:

	2008	2009
Personnel-related costs:
—Salaries and wages	128	175
—Accrued vacation entitlements	60	47
—Other personnel-related costs	42	20
Utilities, rent and other	21	24
Income tax payable	38	12
Communication & IT costs	51	78
Distribution costs	10	10
Sales-related costs	28	33
Purchase-related costs	53	36
Interest accruals	105	68
Derivative instruments – liabilities (refer to note 35)	55	9
Liabilities for restructuring costs (refer to note 6)	78	13
Liabilities from contractual obligations	24	18
Accrual for deferred income from divestments	139	92
Other accrued liabilities	109	67

	941	702

The accrual for deferred income from divestments in connection with the sale of the major part of the former Mobile & Personal business in 2008 amounted to $65 million (2008: $101 million).

Refer to note 8 for a specification of income tax payable.

22 Provisions

Provisions are summarized as follows:

	2008		2009
	Long-term	Short-term	Long-term	Short-term
Pensions for defined-benefit plans (refer to note 23)	131	5	140	7
Other postretirement benefits (refer to note 24)	15	—	9	—
Postemployment benefits and obligatory severance payments (refer to note 6)	322	98	43	257
Deferred tax liabilities (refer to note 8)	186	—	156	1
Liability for unrecognized tax benefits (refer to note 8)	55	—	59	—
Product warranty	8	1	9	—
Loss contingencies	1	—	—	—
Other provisions	51	12	44	4

Total	769	116	460	269

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

The changes in total provisions excluding deferred tax liabilities and liabilities for uncertain tax positions liabilities are as follows:

	2007	2008	2009
Beginning balance	224	233	644
Changes:
Additions	35	445	109
Utilizations	(41)	(35)	(167)
Releases	—	(19)	(76)
Translation differences	15	21	3
Changes in consolidation	—	(1)	—

Ending balance	233	644	513

Postemployment benefits and obligatory severance payments

The provision for postemployment benefits covers benefits provided to former or inactive employees after employment but before retirement, including salary continuation, supplemental unemployment benefits and disability-related benefits.

The provision for severance payments covers the Company’s commitment to pay employees a lump sum upon the employee’s dismissal or resignation. In the event that a former employee has passed away, in certain circumstances the Company pays a lump sum to the deceased employee’s relatives.

Product warranty

The provision for product warranty reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Company with respect to products sold. The changes in the provision for product warranty are as follows:

	2007	2008	2009
Beginning balance	8	6	9
Changes:
Additions	—	5	—
Utilizations	(3)	—	—
Releases	—	(1)	—
Translation differences	1	(1)	—
Changes in consolidation	—	—	—

Ending balance	6	9	9

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

Loss contingencies (environmental remediation and product liability)

This provision includes expected losses recorded with respect to environmental remediation and product liability obligations which are deemed probable and reasonably estimatable. The changes in this provision are as follows:

	2007	2008	2009
Beginning balance	4	1	1
Changes:
Additions	—	—	—
Utilizations	—	—	(1)
Releases	(3)	—	—
Translation differences	—	—	—

Ending balance	1	1	—

The Company has not incurred material environmental remediation obligations.

Other provisions

Other provisions include provisions for employee jubilee funds totaling $28 million as of December 31, 2009 (2008: $33 million).

23 Pensions

Our employees participate in employee pension plans in accordance with the legal requirements, customs and the local situation in the respective countries. These are defined-benefit pension plans, defined-contribution plans and multi-employer plans.

The benefits provided by defined-benefit plans are based on employees’ years of service and compensation levels. Contributions are made by the Company, as necessary, to provide assets sufficient to meet the benefits payable to defined-benefit pension plan participants.

These contributions are determined based upon various factors, including funded status, legal and tax considerations as well as local customs. The Company funds certain defined-benefit pension plans as claims are incurred.

The amount included in the statement of operations for the year 2009 was $79 million (2008: $127 million; 2007: $46 million) of which $58 million (2008: $111 million) represents defined-contribution plans and similar plans.

The total cost of defined-benefit plans amounted to $21 million in 2009 (2008: $16 million; 2007: income $3 million) consisting of $25 million ongoing cost (2008: $24 million) and a profit of $4 million, following from special events resulting from redesign, curtailments and settlements.

The Company currently expects contributions to pension plans which are estimated to amount to $98 million in 2010, consisting of $4 million employer contributions to defined-benefit pension plans, $86 million employer contributions to defined-contribution pension plans and multi-employer plans, and $8 million expected cash outflows in relation to unfunded pension plans.

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

The expected cash outflows in 2010 and subsequent years are uncertain and may change substantially as a consequence of statutory funding requirements as well as changes in actual versus currently assumed discount rates, estimations of compensation increases and returns on pension plan assets.

The table below provides a summary of the changes in the pension benefit obligations and defined-benefit pension plan assets for 2009 and 2008, with respect to the Company’s dedicated plans, and a reconciliation of the funded status of these plans to the amounts recognized in the consolidated balance sheets.

	2008	2009
Projected benefit obligation
Projected benefit obligation at beginning of year	407	327
Additions	6	—
Service cost	20	15
Interest cost	19	15
Actuarial (gains) and losses	4	(8)
Curtailments and settlements	(94)	(5)
Plan amendments	—	—
Employee contributions	1	—
Benefits paid	(27)	(22)
Exchange rate differences	(9)	9

Projected benefit obligation at end of year	327	331

Plan assets
Fair value of plan assets at beginning of year	226	137
Additions	3	—
Actual return on plan assets	(2)	11
Employer contributions	39	23
Employee contributions	1	—
Curtailments and settlements	(102)	(1)
Benefits paid	(27)	(22)
Exchange rate differences	(1)	4

Fair value of plan assets at end of year	137	152

Funded status	(190)	(179)
Unrecognized net transition obligation	—	—
Unrecognized prior service cost	—	—
Unrecognized net loss	—	—

Net balance	(190)	(179)

Classification of the net balance is as follows
—Prepaid pension cost under other non-current assets	25	28
—Accrued pension cost under other non-current liabilities	(79)	(60)
—Provisions for pensions under provisions	(136)	(147)

Total	(190)	(179)

Amounts recognized in accumulated other comprehensive income (before tax)
AOCI at beginning of year	(73)	(32)
—Net actuarial loss (gain)	37	(11)
—Prior service cost (credit)	3	—
—Exchange rate differences	1	(1)

AOCI at end of year	(32)	(44)

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

The weighted average assumptions used to calculate the projected benefit obligations were as follows:

	2008	2009
Discount rate	4.6%	4.8%
Rate of compensation increase	3.1%	3.0%

The weighted average assumptions used to calculate the net periodic pension cost were as follows:

	2007	2008	2009
Discount rate	4.4%	5.0%	4.6%
Expected returns on plan assets	5.3%	4.7%	4.3%
Rate of compensation increase	3.1%	3.8%	3.1%

For the Company’s major plans, the discount rate used is based on high quality corporate bonds (iBoxx Corporate Euro AA 10+).

Plans in countries without a deep corporate bond market use a discount rate based on the local sovereign rate and the plans maturity (Bloomberg Government Bond Yields).

Expected returns per asset class are based on the assumption that asset valuations tend to return to their respective long-term equilibria. The Expected Return on Assets for any funded plan equals the average of the expected returns per asset class weighted by their portfolio weights in accordance with the fund’s strategic asset allocation.

The components of net periodic pension costs were as follows:

	2007	2008	2009
Service cost	73	20	15
Interest cost on the projected benefit obligation	49	19	15
Expected return on plan assets	(43)	(9)	(6)
Net amortization of unrecognized net assets/liabilities	—	—	—
Net actuarial loss recognized	—	(6)	(2)
Curtailments & settlements	(82)	(11)	(4)
Other	—	3	3

Net periodic cost	(3)	16	21

The Company expects to make cash contributions other than benefit payments in relation to defined-benefit plans amounting to $4 million in 2010.

A sensitivity analysis shows that if the discount rate increases by 1% from the level of December 31, 2009, with all other variables held constant, the net periodic pension cost would increase by $2 million. If the discount rate decreases by 1% from the level of December 31, 2009, with all other variables held constant, the net periodic pension cost would decrease by $2 million.

The estimated net actuarial loss (gain) and prior service cost that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year (2010) are $1 million and nil, respectively.

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

Estimated future pension benefit payments

The following benefit payments are expected to be made (including those for funded plans):

2010	13
2011	13
2012	18
2013	15
2014	14

Years 2015-2019	82

	2008	2009
Accumulated benefit obligation for all Company-dedicated benefit pension plans	275	288

Plan assets

The actual and targeted pension plan asset allocation at December 31, 2008 and 2009 is as follows:

	2008	2009
Asset category:
Equity securities	9%	13%
Debt securities	60%	60%
Insurance contracts	12%	13%
Other	19%	14%

	100%	100%

The investment objectives for the pension plan assets are designed to generate returns that, along with the future contributions, will enable the pension plans to meet their future obligations. From total assets of $152 million, the German and Swiss pension fund represent $124 million. From this $124 million 19% is categorized as a Level 1 measurement, 80% as a Level 2 measurement and 1% as a Level 3 measurement. From the remaining assets of $28 million an amount of $20 million relates to assets held by insurance companies.

Introduction SFAS No. 158

In September 2006, SFAS No. 158 was issued, which is now codified in FASB ASC Topic 715. NXP has adopted FAS 158 as of the end of 2007. This statement requires an employer to recognize the funded status of a benefit plan—measured as the difference between plan assets at fair value and the benefit obligation in the balance sheet. The offset of recognized funded status is recorded in accumulated other comprehensive income (within stockholder’s equity).

The incremental effect of applying FASB Statement No. 158 on Accumulated other comprehensive income as of December 31, 2007, amounted to a decrease of $51 million.

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

24 Postretirement benefits other than pensions

In addition to providing pension benefits, the Company provides other postretirement benefits, primarily retiree healthcare benefits in the USA. The Company funds these other postretirement benefit plans as claims are incurred.

The amounts included in the consolidated statements of operations for 2009 are an expense of $1 million (2008: $3 million; 2007: $1 million).

The table below provides a summary of changes in the post-retirement plan benefit obligations for 2009 and 2008, with respect to the Company’s dedicated plans, and a reconciliation of the funded status of these plans to the amounts recognized in the consolidated balance sheets.

	2008	2009
Accumulated postretirement benefit obligation
Projected benefit obligation at beginning of year	14	15
Additions	1	—
Service cost	1	—
Interest cost	1	1
Actuarial (gains) and losses	(1)	—
Plan amendments	—	—
Curtailments and settlements	(1)	(7)
Benefits paid	—	—
Exchange rate differences	—	—

Accumulated postretirement benefit obligation at end of year	15	9

Plan assets
Fair value of plan assets at beginning of year	—	—
Additions	—	—
Actual return on plan assets	—	—
Employer contributions	—	—
Benefits paid	—	—
Exchange rate differences	—	—

Fair value of plan assets at end of year	—	—

Funded status	(15)	(9)
Unrecognized net transition obligation	—	—
Unrecognized prior service cost	—	—
Unrecognized net loss	—	—

Net balance	(15)	(9)

Classification of the net balances is as follows:
Non-current provisions	(15)	(9)
Current provisions	—	—

Total	(15)	(9)

Amounts recognized in accumulated other comprehensive income (before tax):
AOCI at beginning of year	13	10
Net actuarial loss (gain)	(1)	—
Prior service cost (credit)	(2)	(7)

AOCI at end of year	10	3

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

The weighted average assumptions used to calculate the projected post-retirement plan benefit obligations were as follows:

	2008	2009
Discount rate	6.2%	5.5%

The weighted average assumptions used to calculate the net periodic post-retirement plan costs were as follows:

	2007	2008	2009
Discount rate	6.1%	6.2%	6.2%

The components of net periodic post-retirement plan costs were as follows:

	2007	2008	2009
Service cost	—	1	—
Interest cost on the accumulated postretirement benefit obligation	—	1	1
Expected return on plan assets	—	—	—
Net amortization of unrecognized net assets/liabilities	—	—	—
Net actuarial loss recognized	—	—	—
Amortization of unrecognized prior service cost	—	1	1
Curtailment & settlement	—	—	(1)
Other	1	—	—

Net periodic cost	1	3	1

Assumed healthcare cost trend rates were as follows:

	2008	2009
Healthcare cost trend rate assumed for next year	10%	9%
Rate that the cost trend rate will gradually reach	5%	5%
Year of reaching the rate at which it is assumed to remain	2012	2018

Assumed health cost trend rates can have an effect on the amounts reported for the healthcare plans. A one-percentage-point increase or decrease in assumed healthcare cost trend rates would have practically no effect on any component of this year’s cost.

The estimated net actuarial loss (gain) and prior service cost for the post-retirement benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year (2010) are nil and $1 million, respectively.

Estimated future pension benefit payments

The following benefit payments are expected to be made:

2010	—
2011	—
2012	—
2013	1
2014	1
Years 2015-2019	4

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

25 Other current liabilities

Other current liabilities are summarized as follows:

	2008	2009
Other taxes including social security premiums	50	26
Amounts payable under pension plans	54	33
Other short-term liabilities	16	29

Total	120	88

26 Short-term debt

	2008	2009
Short-term bank borrowings	402	610
Other short-term loans	1	—
Current portion of long-term debt	—	—

Total	403	610

As at the end of December 2009 and 2008 short-term bank borrowings mainly consisted of the revolving credit facility. Refer to note 27.

During 2009 the weighted average interest rate was 3.5% (2008: 5.0%).

27 Long-term debt

	Range of interest rates	Average rate of interest	Amount outstanding 2009	Due in 2010	Due after 2010	Due after 2014	Average remaining term (in years)	Amount outstanding December 31, 2008
Euro notes	3.5%—10%	5.0%	1,666	—	1,666	427	4.3	2,144
U.S. dollar-denominated notes	3.0%—10%	6.5%	3,000	—	3,000	788	4.6	3,811
Liabilities arising from capital lease transactions	1.0%—14.8%	6.7%	4	—	4	1	3.8	5
Other long-term debt	0.9%—1.5%	1.2%	3	—	3	2	4.4	4

		6.0%	4,673	—	4,673	1,218	4.5	5,964
Corresponding data previous year		8.3%	5,964	—	5,964	3,018	5.6

The following amounts of long-term debt at book value as of December 31, 2009 are due in the next 5 years:

2010	—
2011	1
2012	1
2013	2,607	*
2014	846
Due after 5 years	1,218

	4,673

Corresponding amount previous year	5,964

*	the expected cash outflow in 2013 is $2,677 million

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

Related to the Acquisition, NXP issued on October 12, 2006 several series of notes with maturities ranging from 7 to 9 years and a mix of floating and fixed rates. Several series are denominated in US dollar and several series are euro denominated. The euro and US dollar notes represent 36% and 64% respectively of the total principal amount of the notes outstanding. The series with tenors of 7 and 8 years are secured as described hereafter the two series with a tenor of 9 years are unsecured. On June 19, 2007, the Company concluded an exchange offer for these notes in which investors could exchange their existing notes for identical notes registered under the U.S. Securities Act.

Debt exchange and repurchase

Since the beginning of 2009, the total long-term debt has been reduced from $5,964 million to $4,673 million at the end of the year.

The long-term debt level was reduced in 2009 mainly by $1,331 million related to the several private and open market transactions detailed below. These transactions were executed during the second and third quarter of the year.

In the second quarter of 2009 we reduced our overall debt level by $517 million through a private offer to exchange existing unsecured and secured notes for new U.S. dollar and Euro-denominated super priority notes. This transaction resulted in a reduction of $595 million of our outstanding long-term existing debt offset by the issuance of new super priority notes of $78 million at par value and a write off of debt issuance cost of $10 million. New debt issuance costs of $12 million were capitalized in conjunction with the issuance of the new super priority notes.

We recognized a net gain on this transaction of $507 million. The super priority notes issued are recorded in the balance sheet at a $50 million discount, which is subject to accretion to par value over the term of these notes using the effective interest method. The super priority notes are initially measured at fair value based upon the public trading prices of the existing notes exchanged immediately prior to the launch of the debt exchange (level 2 measurement).

In the third quarter of 2009, our overall debt level further reduced by $814 million. This is the result of our offer to purchase unsecured and secured notes for cash, a privately negotiated transaction to purchase secured notes for cash, and a privately negotiated transaction in which a purchase of secured notes for cash is combined with a purchase of unsecured notes against issuance of new super priority notes. This transaction included a reduction of $916 million of our outstanding long-term existing debt offset by the issuance of new super priority notes of $102 million at par value, a cash expense of $286 million and a write off of debt issuance cost of $15 million. New debt issuance costs of $3 million were capitalized in conjunction with the issuance of the new super priority notes. On these transactions we recognized a net gain of $513 million. The super priority notes issued are recorded in the balance sheet at a $29 million discount, which is subject to accretion to par value over the term of these notes using the effective interest method. The super priority notes are initially measured at fair value based upon the public trading prices of the existing notes exchanged immediately prior to the launch of the debt exchange (level 2 measurement).

The Company may from time to time continue to seek to retire or purchase our outstanding debt through cash purchases and/or exchanges, in open market purchases, privately negotiated transactions or otherwise.

Other effects on the total long-term debt position relate to the translation of euro-denominated notes outstanding.

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

Euro notes

The Euro notes outstanding per the end of December 2009 consist of the following three series:

•

a €843 million aggregate principal amount of floating rate senior secured notes due 2013 with an interest rate of three-month EURIBOR plus 2.75%, except that the interest rate for the period beginning on the date these notes were offered, October 12, 2006 through January 14, 2007 was 6.214%; and

•	a €297 million aggregate principal amount of 8.625% senior notes due 2015; and

•	a €29 million aggregate principal amount of 10% super priority notes due 2013.

U.S. dollar-denominated notes

The U.S. dollar-denominated notes consist of the following four series:

•

a $1,201 million aggregate principal amount of floating rate senior secured notes due 2013 with an interest rate of three-month LIBOR plus 2.75%, except that the interest rate for the period beginning on the date these notes were offered, October 12, 2006 through January 14, 2007 was 8.118%; and

•	a $845 million aggregate principal amount of 7.875% senior secured notes due 2014; and

•	a $788 million aggregate principal amount of 9.5% senior notes due 2015; and

•	a $221 million aggregate principal amount of 10% super priority notes due 2013.

Certain terms and Covenants of the Euro and U.S. dollar-denominated notes

The Company is not required to make mandatory redemption payments or sinking fund payments with respect to the notes.

The indentures governing the notes contain covenants that, among other things, limit the Company’s ability and that of restricted subsidiaries to incur additional indebtedness, create liens, pay dividends, redeem capital stock or make certain other restricted payments or investments; enter into agreements that restrict dividends from restricted subsidiaries; sell assets, including capital stock of restricted subsidiaries; engage in transactions with affiliates; and effect a consolidation or merger.

Certain portions of long-term and short-term debt as of December 31, 2009 in the principal amount of $4,123 million (2008: $4,373 million) have been secured by collateral on substantially all of the Company’s assets and of certain of its subsidiaries.

The notes are fully and unconditionally guaranteed jointly and severally, on a senior basis by certain of the Company’s current and future material wholly owned subsidiaries (“Guarantors”).

Pursuant to various security documents related to the above mentioned secured notes and the $720 million (denominated €500 million) committed revolving credit facility, the Company and each Guarantor has granted first priority liens and security interests in, amongst others, the following, subject to the grant of further permitted collateral liens:

(a)	all present and future shares of capital stock of (or other ownership or profit interests in) each of its present and future direct subsidiaries, other than SMST Unterstützungskasse GmbH, and material joint venture entities;

(b)	all present and future intercompany debt of the Company and each Guarantor;

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

(c)	all of the present and future property and assets, real and personal, of the Company, and each Guarantor, including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, owned real estate, leaseholds, fixtures, general intangibles, license rights, patents, trademarks, trade names, copyrights, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds, but excluding cash and bank accounts; and

(d)	all proceeds and products of the property and assets described above.

Notwithstanding the foregoing, certain assets may not be pledged (or the liens not perfected) in accordance with agreed security principles, including:

•	if the cost of providing security is not proportionate to the benefit accruing to the holders; and

•	if providing such security requires consent of a third party and such consent cannot be obtained after the use of commercially reasonable efforts; and

•

if providing such security would be prohibited by applicable law, general statutory limitations, financial assistance, corporate benefit, fraudulent preference, “thin capitalization” rules or similar matters or providing security would be outside the applicable pledgor’s capacity or conflict with fiduciary duties of directors or cause material risk of personal or criminal liability after using commercially reasonable efforts to overcome such obstacles; and

•

if providing such security would have a material adverse effect (as reasonably determined in good faith by such subsidiary) on the ability of such subsidiary to conduct its operations and business in the ordinary course as otherwise permitted by the indenture; and

•

if providing such security or perfecting liens thereon would require giving notice (i) in the case of receivables security, to customers or (ii) in the case of bank accounts, to the banks with whom the accounts are maintained. Such notice will only be provided after the secured notes are accelerated.

Subject to agreed security principles, if material property is acquired by the Company or a Guarantor that is not automatically subject to a perfected security interest under the security documents, then the Company or relevant Guarantor will within 60 days provide security over this property and deliver certain certificates and opinions in respect thereof as specified in the indenture governing the notes.

Credit facilities

At December 31, 2009, the Company had a senior secured revolving credit facility of $720 million (denominated: €500 million) (2008: $703 million) entered into as from September 29, 2006, in order to finance the working capital requirements and general corporate purposes of which $120 million (2008: $298 million) was unused. This committed revolving credit facility has a tenor of 5 years and expires in 2012.

Although the revolving credit facility expires in 2012, the Company has the flexibility of drawing and repaying under this facility and therefore the amount drawn is classified under short-term debt.

All of the Guarantors of the secured notes described above are also guarantor of our obligations under this committed revolving credit facility and similar security (on a first priority basis) as granted under the secured notes has been granted for the benefit of the lenders under this facility.

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

28 Other non-current liabilities

Other non-current liabilities are summarized as follows:

	2008	2009
Accrued pension costs	79	60
Asset retirement obligations	12	12
Liabilities related to EDA contracts	—	34
Other	16	53

	107	159

29 Contractual obligations

For an explanation of long-term debt and other long-term liabilities, see note 27 and 28.

Property, plant and equipment includes $4 million as of December 31, 2009 (2008: $5 million) for capital leases and other beneficial rights of use, such as building rights and hire purchase agreements. The financial obligations arising from these contractual agreements are reflected in long-term debt.

Operating leases

Long-term operating lease commitments totaled $195 million as of December 31, 2009 (2008: $240 million). The long-term operating leases are mainly related to the rental of buildings. These leases expire at various dates during the next 30 years.

Operating lease payments for 2009 totaled $37 million (2008: $37 million; 2007: $25 million).

The future payments that fall due in connection with these obligations are as follows:

2010	33
2011	29
2012	28
2013	26
2014	25
Later	54

Total	195

30 Contingent liabilities

Guarantees

At the end of 2009 there were no material guarantees recognized by the Company.

Capital contributions

NXP has a contractual agreement to contribute $18 million in its ASEN venture if our venture partner also contributes its contractually agreed amounts; the contribution, which we expect may occur in 2010.

Other commitments

The Company has made certain commitments to SSMC, whereby the Company is obligated to make cash payments to SSMC should it fail to purchase an agreed-upon percentage of the total available capacity at

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

SSMC’s fabrication facilities if overall SSMC utilization levels drop below a fixed proportion of the total available capacity. In the periods presented in these financial statements no such payments were made. Furthermore, other commitments exist with respect to long-term obligations for a joint development contract with Catena Holding BV of $9 million.

Environmental remediation

The Company accrues for losses associated with environmental obligations when such losses are probable and reasonably estimable.

At the end of 2009 the Company has not incurred material environmental remediation obligations.

Litigation

The Company and certain of its businesses are involved as plaintiffs or defendants in litigation relating to such matters as commercial transactions, intellectual property rights and product liability. Although the ultimate disposition of asserted claims and proceedings cannot be predicted with certainty, it is the opinion of the Company’s management that the outcome of any such claims, either individually or on a combined basis, will not have a material adverse effect on the Company’s combined or consolidated financial position, but may be material to the consolidated statement of operations of the Company for a particular period.

On January 7, 2009, the European Commission issued a release in which it confirms it will start investigations in the smart card chip sector. The European Commission has reason to believe that the companies concerned may have violated European Union competition rules prohibiting certain practices such as price fixing, customer allocation and the exchange of commercially sensitive information. As one of the companies active in the smart card chip sector, NXP is subject to a number of these ongoing investigations and is assisting the regulatory authorities in these investigations. The investigations are in their initial stages and it is currently impossible to reliably estimate the outcome of the investigations.

31 Stockholder’s equity

The Company has issued and paid up 40 ordinary shares at a par value of €455 each or a nominal stock capital of €18,200 (in the balance sheet rounded to zero).

The Company’s parent, KASLION Acquisition B.V., has granted stock options and equity rights to receive KASLION shares or depository receipts in future (refer to note 33).

32 Related-party transactions

The Company entered into related-party transactions with:

1.	Philips, which was the Company’s parent before its current existence and continues to hold an indirect 19.9% beneficial interest.

2.	Various related parties in which NXP typically holds a 50% or less equity interest and has significant influence (refer to note 9). The transactions in these related parties are generally conducted with terms comparable to transactions with third-parties.

3.	In 2008, the Company established a joint venture with STMicroelectronics, at that time named ST-NXP Wireless, and then sold in February 2009. As of February, 2009, this (former) joint venture is no longer a related-party.

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

Through the purchase of component products, namely semiconductor products for the consumer electronic sector, NXP and Philips will have a continuing relationship for the foreseeable future.

The following table presents the amounts related to revenues and expenses incurred in transactions with these related parties:

	2007	2008	2009
Sales	77	112	25
Purchase of goods and services	241	328	98

The following table presents the amounts related to accounts receivable and payable balances with these related parties:

	2008	2009
Receivables	18	7
Payables	73	30

Since October, 2006 selected members of our management purchased approximately 11 million depository receipts issued by the Stichting Management Co-Investment NXP, each of these receipts representing an economic interest in a common share of KASLION. These depository receipts have been purchased at a price estimated to be fair market value and in the aggregate represent a beneficial interest in KASLION of approximately 0.25%.

33 Share-based compensation

As of 2007, the Company’s parent, KASLION, granted stock options to the members of the board of management and certain other executives of the NXP Group. Under these plans management and certain other executives acquire the right to purchase depositary receipts over KASLION shares upon exercise and payment of the exercise price after the stock options have vested and only upon a sale of shares by the Private Equity Consortium or upon a change in control in particular, the Private Equity Consortium no longer jointly holding 30% of our common stock. The exercise prices of stock options granted in 2007 and 2008 range from €1.00 to €2.50.

Also starting 2007, KASLION granted equity rights, referred to as restricted stock units, to certain non-executive employees of the NXP Group. These rights offer the participants the right to acquire KASLION shares for no consideration after the rights have vested and upon a change in in particular, the Private Equity Consortium no longer jointly holding 30% of our common stock.

The purpose of these share-based compensation plans is to align the interests of management and other employees with those of the shareholders by providing additional incentives to improve the Company’s medium and long-term performance by offering the participants to share in the success of the Company.

In years subsequent to the initial grant in 2007, additional stock options and equity rights were granted to existing participants in the share-based payments plans and to new participants entering the plans.

During 2009, KASLION executed a stock option exchange program for stock options granted in 2007 and 2008, and which were estimated to be deeply out of the money. Under this stock option exchange program, stock options with new exercise prices, different volumes and – in certain cases – revised vesting schedules, were granted to eligible individuals, in exchange for their owned options. By accepting the new stock options all stock options (vested and unvested) owned by the eligible individuals were cancelled.

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

The number of employees eligible for and affected by the stock option exchange program was approximately 120. As of May, 2009, stock options have been granted to eligible individuals under the revised stock options program. The exercise prices of these stock options ranged from €0.10 to €2.00.

No modifications occurred with respect to the equity rights of the non-executive employees.

The fair value of share-based payments is required to be based upon an option valuation model. Since neither KASLION’s stock options nor its shares are traded on any exchange and exercise is dependent upon a sale of shares by the Private Equity Consortium or upon a change of control of the Company, (in particular, the Private Equity Consortium no longer jointly holding 30% of our common stock), employees can receive no value nor derive any benefit from holding these options or rights without the fulfillment of these conditions for exercise. The Company has concluded that, for purposes of calculating the compensation charges related to the stock options and equity rights grants, the fair value of the share-based payments can best be estimated by the use of a binomial option-pricing model because such models take into account the various conditions and subjective assumptions that determine the estimated value. The option-pricing model for this purpose was an asset lattice using the Cox-Ross-Rubinstein methodology to model the potential paths of the assets and business enterprise value of the Company.

The assumptions used are:

•

Expected life of the options and equity rights is calculated as the difference between the grant dates and an exercise triggering event not before the end of 2011; which resulted in expected lives of 4.25 and 3.25 years for options and rights granted in respectively 2007 and 2008. For the options granted in 2009 an expected of life of 3 years has been assumed;

•	Risk-free interest rate is 4.1% for 2007 awards, 3.8% for 2008 awards and 1.6% for 2009 awards;

•

Expected asset volatility is approximately 38% in 2009 and approximately 27% for 2007 and 2008. The calculation is based on the average volatility of comparable companies over an equivalent period from valuation date to exit date;

•	Dividend pay-out ratio of nil;

•	Lack of marketability discount is 35% for 2007 awards, 26% for 2008 awards and 28% for 2009 awards; and

•

The Business Economic Value of the Company based on projected discounted cash flows as derived from the Company’s business plan for the next 3 years, extrapolated until 2020 and using terminal growth rates from 3-4%. The discount factor was based on a weighted average cost of capital of approximately 14%.

Because the options and rights are not traded, an option-based approach (the Finnerty model) was used to calculate an appropriate discount for lack of marketability. The expected life of the options and rights is an estimate based on the time period private equity on average takes to liquidate its investment. The volatility assumption has been based on the average volatility of comparable companies over an equivalent period to the period from valuation date to exit date.

The vesting date of most of the equity rights granted in 2007 is April 1, 2010. The options vest gradually in 4 equal annual portions until October 1, 2010. The first portion of the 2007 grant 25% vested on October 1, 2007, which was also the grant date. The vesting date of the options granted in 2008 is in 2012, 4 years after the date of grant. Also these options vest gradually over 4 years. For the new options granted in 2009 also a 4-year graded vesting period applies. For the options that were granted in exchange for the cancelled options of 2007 and 2008

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

a vesting period applies that is depending on specific arrangements made with the participants. Some kept their original vesting schemes, while others were granted a vesting scheme of 50% or 25% of the original vesting scheme.

The assumptions were used for these calculations only and do not represent an indication of management’s expectations of future developments. Changes in the assumptions can materially affect the fair value estimate.

With regard to the modified options the unrecognized portion of the compensation costs of the cancelled options continues to be recognized over their remaining requisite vesting period. For the replacement options the incremental compensation costs are determined as the difference between the fair value of the cancelled options immediately before the grant date of the replacement options and the fair value of these replacement options at the grant date. This compensation cost will be recognized in accordance with the vesting schedules.

A charge of $28 million was recorded in 2009 (2008: $35 million, 2007: $28 million) for share-based compensation, of which $2 million related to incremental compensation costs for the modified stock option scheme (2008 and 2007: nil).

The following table summarizes the information about outstanding KASLION stock options and changes during 2009.

Stock options

	2009
	Stock options	Weighted average exercise price in EUR
Outstanding at January 1	653,616,140	1.61
Cancelled	(409,073,700)	1.62
Granted as replacement for cancelled option	149,317,785	1.09
Newly granted options	130,186,088	1.00
Exercised	—	—
Forfeited	(144,703,250)	1.65

Outstanding at December 31	379,343,063	1.18

Weighted average grant-date fair value in euro of options granted during:
2007		0.11
2008		0.08
2009		0.09

The number of vested options at December 31, 2009 was 157,291,668 with a weighted average exercise price of €1.36.

At December 31, 2009, there was a total of $28 million of unrecognized compensation cost related to non-vested stock options. This cost is expected to be recognized over a weighted-average period of 1.4 years.

A summary of the status of KASLION’s equity rights granted in 2009 and changes during these years is presented below. All equity rights have an exercise price of nil euros.

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

Equity rights

	2009
	Shares	Weighted average grant date fair value in EUR
Outstanding at January 1	14,678,870	0.42
Granted	110,775	0.26
Exercised	—	—
Forfeited	(2,724,001)	0.45

Outstanding at December 31	12,065,644	0.42

The weighted average grant date fair value of equity rights granted in 2008 and 2007 was respectively €0.26 and €0.65. The number of vested equity rights at December 31, 2009 was nil.

At December 31, 2009, there was a total of less than $1 million of unrecognized compensation cost related to non-vested equity rights. This cost is expected to be recognized over a weighted-average period of 2.1 years.

The valuation of the underlying shares for the 2009 grant was performed by the Company as per September 30, 2009. The resulting outcome of this valuation served as the basis for the valuation of the equity instruments by an unrelated valuation specialist for all instruments granted in 2009.

Management’s retrospective valuation of the stock was based on the latest three-year business plan that became available during the fourth quarter of 2009. Since the business plan is only prepared once a year, this valuation of the underlying shares was also utilized to determine the value of the equity instruments granted in 2009 of which the majority was granted in the second quarter of 2009 as part of the stock option exchange program.

None of the stock options and equity rights is currently exercisable. None of the stock options and equity rights will expire as a result of exceeding the maximum contractual term because such maximum term is not applicable to these instruments.

34 Assets received in lieu of cash from the sale of businesses

In 2009 shares and options were obtained upon completion of the strategic alliance with Virage Logic Corporation ($15 million).

35 Fair value of financial assets and liabilities

The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methods. The estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange or the value that will ultimately be realized by the Company upon maturity or disposal. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

FASB ASC Topic 820 (formerly SFAS 157 “Fair Value Measurements”) requires to make quantitative disclose for financial assets and liabilities that are measured at fair value on a recurring basis. In the table below the column “Fair value hierarchy” the indicated level explains how fair value measurements have been arrived at.

•	Level 1 measures fair value based on quoted prices in active markets for identical assets or liabilities;

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

•	Level 2 measures fair value based on significant other observable inputs such as quoted prices for similar assets or liabilities in markets, observable interest rates or yield curves, etc.;

•	Level 3 measures of fair value are based on unobservable inputs such as internally developed or used techniques.

		December 31, 2008		December 31, 2009
	Fair value hierarchy	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets:
Securities*)	1	33	33	—	—
Other financial assets*)	1	18	18	35	35
Derivative instruments—assets*)	2	37	37	2	2

Liabilities:
Short-term debt	2	(403)	(403)	(610)	(610)
Long-term debt (bonds)	1	(5,955)	(1,653)	(4,666)	(4,019)
Other long-term debt	2	(9)	(9)	(7)	(7)
Derivative instruments—liabilities*)	2	(55)	(55)	(9)	(9)

*	Represent assets and liabilities measured at fair value on a recurring basis.

For the fair value measurements of pension plan assets, and projected benefit obligations under these defined benefit plans you are referred to note 23.

The following methods and assumptions were used to estimate the fair value of financial instruments:

Other financial assets and derivative instruments

For other financial assets, fair value is based upon the quoted market prices.

Debt

The fair value is estimated on the basis of the quoted market prices for certain issues, or on the basis of discounted cash flow analyses based upon the incremental borrowing rates for similar types of borrowing arrangements with comparable terms and maturities. Accrued interest is included under accounts payable and not within the carrying amount or estimated fair value of debt.

36 Other financial instruments, derivatives and currency risk

The Company does not purchase or hold financial derivative instruments for trading purposes. Assets and liabilities related to derivative instruments are disclosed in note 15 and note 21. Currency fluctuations may impact the Company’s financial results. The Company has a structural currency mismatch between costs and revenues, as a high proportion of its production, administration and research and development costs is denominated in EURO’s while a higher proportion of its revenues is denominated in US dollars or US dollar-related currencies.

The Company’s transactions are denominated in a variety of currencies. The Company uses financial instruments to reduce its exposure to the effects of currency fluctuations. The Company generally hedges foreign currency exposures in relation to transaction exposures, such as receivables/payables resulting from such transactions and part of anticipated sales and purchases. The Company generally uses forwards to hedge these exposures.

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

Changes in the fair value of foreign currency accounts receivable/payable as well as changes in the fair value of the hedges of accounts receivable/payable are reported in the statement of operations under cost of sales. The hedges related to anticipated transactions are recorded as cash flow hedges. The results from such hedges were deferred in equity until 2007. From December 2007 going forward, the application of cash flow hedge accounting for foreign currency risks is limited to transactions that represent a substantial currency risk that could materially affect the financial position of the Company. Consequently, the application of cash flow hedge accounting seldom occurs. Changes in the fair value of these forward currency transactions that are not designated to anticipated transactions are immediately reported in the statement of operations under cost of sales.

Derivative instruments relate to

•	hedged balance sheet items,

•	hedged anticipated currency exposures with a duration of up to 12 months.

The derivative assets at the end of 2009 amounted to $2 million (2008: $37 million) whereas derivative liabilities amounted to $9 million (2008: $55 million) and are included in other current assets and accrued liabilities in the consolidated balance sheets.

Currency risk

A higher proportion of our revenues is in US dollars or US dollar- related currencies, compared to our costs. Accordingly, our results of operations may be affected by changes in foreign exchange rates, particularly between the euro and US dollar. A strengthening of the euro against US dollar during any reporting period will reduce income from operations of NXP.

It is NXP’s policy that transaction exposures are hedged. Accordingly, the Company’s organizations identify and measure their exposures from transactions denominated in other than their own functional currency.

We calculate our net exposure on a cash flow basis considering balance sheet items, actual orders received or made and anticipated revenues and expenses.

Committed foreign currency exposures are required to be fully hedged using forward contracts. The net exposures related to anticipated transactions are hedged with a combination of forward transactions up to a maximum tenor of 12 months and a cash position in both euro and dollar. The currency exposure related to our bonds has not been hedged.

The table below outlines the foreign currency transactions outstanding per December 31, 2009:

	Aggregate Contract amount buy/ (sell)(1)	Weighted Average Tenor (in months)
Foreign currency forward contracts(1)
Euro (US dollar)	154	2
US dollar (Japanese Yen)	13	1
(Euro) Japanese Yen	8	1
Great Britain pound (US dollar)	16	1
Euro (Great Britain pound)	5	1
(US dollar) Singapore dollar	13	1
(US dollar) Chinese yuan	5	1
US dollar (Thailand baht)	6	1
(Euro) Singapore dollar	25	1

(1)	U.S. dollar equivalent

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

Interest rate risk

NXP has significant outstanding debt, which creates an inherent interest rate risk. On October 12, 2006, NXP issued several series of notes with maturities ranging from 7 to 9 years and a mix of floating and fixed rates. The euro and US dollar denominated notes represent 36% and 64% respectively of the total notes outstanding.

The following table summarizes the outstanding notes per December 31, 2009:

	Principal amount*	Fixed/floating	Current coupon rate	Maturity date
Senior Secured Notes	€843	Floating	3.4920	2013
Senior Secured Notes	$1,201	Floating	3.0344	2013
Senior Secured Notes	$845	Fixed	7.8750	2014
Senior Notes	€297	Fixed	8.6250	2015
Senior Notes	$788	Fixed	9.5000	2015
Super Priority Notes	€29	Fixed	10.0000	2013
Super Priority Notes	$221	Fixed	10.0000	2013

*	amount in millions

A sensitivity analysis shows that if interest rates were to increase/decrease instantaneously by 1% from the level of December 31, 2009 all other variables held constant, the annualized net interest expense would increase/decrease by $24 million. This impact is based on the outstanding net debt position as per December 31, 2009.

37 Restated segmentation

On January 1, 2010, NXP reorganized the current segments into four reportable segments in compliance with FASB ASC Topic 280 (formerly SFAS 131).

NXP has now two market-oriented business segments, High-Performance Mixed-Signal (“HPMS”) and Standard Products (“SP,”) and two other reportable segments, Manufacturing Operations and a segment Corporate and Other.

Our HPMS business segment delivers High-Performance Mixed-Signal solutions to our customers to satisfy their system and sub-systems needs across eight application areas: automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial.

Our SP business segment offers standard products for use across many application markets, as well as application-specific standard products predominantly used in application areas such as mobile handsets, computing, consumer and automotive.

Our manufacturing operations are conducted through a combination of wholly owned manufacturing facilities, manufacturing facilities operated jointly with other semiconductor companies and third-party foundries and assembly and test subcontractors, while the main function of our Manufacturing Operations segment is to supply products to our HPMS and SP segments. Next to that, it also sells products to external customers, mainly former NXP businesses.

Our “Corporate and other” segment includes unallocated research expenses not related to any specific business segment, corporate restructuring charges and other expenses, as well as some operations not included in our two business segments, such as marketing and selling of CAN tuners and software solutions for mobile phones “NXP Software”.

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

The presentation of our financial results and our discussion and analysis of our financial condition and results of operations have been restated to reflect the new segments. The segment information for all years in this note has also been restated to reflect the foregoing re-grouping.

On July 28, 2008, our key wireless operations from our former Mobile & Personal segment were contributed to a joint venture, ST-NXP Wireless. As a result, all assets and liabilities involved in the joint venture have been deconsolidated from the former Mobile & Personal segment.

The operations, until July 28, 2008, remained consolidated in our consolidated accounts under a separate new reporting segment named “Divested Wireless Activities”.

The remaining business of the former Mobile & Personal segment has been regrouped into the segments High-Performance Mixed-Signal, Standard Products and Corporate and Other.

All previous periods reported have been restated accordingly.

On February 8, 2010, we divested a major portion of our former Home segment to Trident Microsystems, Inc. (“Trident”).

For the years 2007, 2008 and 2009, the divested operations remained consolidated in our consolidated accounts under a separate new reporting segment named “Divested Home Activities”.

The remaining part of the former Home segment has been moved into the segments High-Performance Mixed-Signal and Corporate and Other.

All previous periods have been restated accordingly.

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

Detailed information by segment for the years 2009, 2008 and 2007 on a restated basis is presented in the following tables.

Segments

	Sales	Research and development expenses	Income (loss) from operations	Income (loss) from operations as a % of sales	Results relating to equity- accounted investees
2009
HPMS	2,011	413	(193)	(9.6)	(2)
SP	891	48	(83)	(9.3)	—
Manufacturing Operations(*)	324	12	(175)	(54.0)	—
Corporate and Other	165	65	(188)	NM	76
Divested Wireless activities	—	—	—	—	—
Divested Home activities	452	239	(261)	(57.7)	—

	3,843	777	(900)	(23.4)	74
2008
HPMS	2,511	453	(236)	(9.4)	(2)
SP	1,095	51	9	0.8	—
Manufacturing Operations(*)	324	—	(544)	(167.9)	—
Corporate and Other	219	157	(504)	NM	(266)
Divested Wireless activities	792	319	(785)	(99.1)	—
Divested Home activities	502	219	(586)	(116.7)	—

	5,443	1,199	(2,646)	(48.6)	(268)

2007
HPMS	2,625	526	63	2.4	(5)
SP	1,038	64	(37)	(3.6)	—
Manufacturing Operations(*)	214	—	(264)	(123.4)	—
Corporate and Other	405	138	(100)	NM	(35)
Divested Wireless activities	1,457	408	(201)	(13.8)	—
Divested Home activities	582	192	(239)	(41.1)	—

	6,321	1,328	(778)	(12.3)	(40)

(*)	For the year ended December 31, 2009 Manufacturing Operations supplied $1,087 million (2008: 1,830 million; 2007: $2,765 million) to other segments, which have been eliminated in the above presentation.
NM	Not meaningful

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

Certain assets of the Company have been used jointly or managed at Corporate level.

Arithmetical allocation of these assets to the various businesses is not deemed to be meaningful and as such total assets by segment has been omitted. Instead, inventories per segments are included.

Segments

	Inventories	Long-lived assets(1)	Total liabilities excl. debt	Gross capital expenditures	Depreciation property, plant and equipment
2009
HPMS	249	3,083	225	15	34
SP	111	1,290	206	22	80
Manufacturing Operations	181	1,161	920	49	321
Corporate and Other	1	454	909	9	81
Divested Wireless activities	—	—	—	—	—
Divested Home activities	—	—	2	1	5

	542	5,988	2,262	96	521

2008
HPMS	244	3,276	60	13	60
SP	153	1,404	52	58	108
Manufacturing Operations	156	1,646	663	269	449
Corporate and Other	22	354	1,895	18	52
Divested Wireless activities	—	—	—	16	13
Divested Home activities	55	172	2	5	11

	630	6,852	2,672	379	693

2007
HPMS	295	3,937	114	23	78
SP	138	1,576	182	85	79
Manufacturing Operations	285	2,220	1,209	369	524
Corporate and Other	14	490	1,264	64	167
Divested Wireless activities	162	1,309	183	6	14
Divested Home activities	64	528	1	2	9

	958	10,060	2,953	549	871

(1)	Long-lived assets include property, plant and equipment, goodwill and other intangible fixed assets.

Goodwill assigned to segments

	Carrying value at January 1, 2009	Acquisitions	Divestments	Impairment	Translation differences and other changes		Carrying value at December 31, 2009
HPMS	1,729	—	—	—	17		1,746
SP	519	—	—	—	7		526
Manufacturing Operations	320	—	—	—	4		324
Corporate and Other	23	—	—	—	2		25
Divested Home activities	70	—	—	—	(70	)*	—

	2,661	—	—	—	(40)		2,621

*	Included are transfers to assets held for sale related to Trident.

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

The following tables present the changes in the position of restructuring liabilities in 2009 by segment:

	Balance January 1, 2009	Additions	Utilized	Released	Other changes(1)(2)	Balance December 31, 2009
HPMS	2	44	(4)	—	4	46
SP	—	7	(5)	—	3	5
Manufacturing Operations	276	22	(109)	(78)	33	144
Corporate and Other	208	20	(85)	(12)	(35)	96
Divested Wireless activities	1	—	(1)	—	—	—
Divested Home activities	11	19	(7)	(2)	1	22

	498	112	(211)	(92)	6	313

(1)	Other changes primarily related to translation differences and reclassifications between segments
(2)	The provision for restructuring for the “ICH 5/8” facility in Nijmegen, amounting to $58 million at December 31, 2009, has been reclassified from Corporate and Other to Manufacturing Operations

The total restructuring liability as of December 31, 2009 of $313 million is classified in the balance sheet under provisions for $300 million and under accrued liabilities for $13 million.

The additions to the restructuring liabilities in 2009 amounting to $112 million by segment were as follows:

	Personnel costs	Write-down of assets	Other costs	Total
HPMS	44	—	—	44
SP	7	—	—	7
Manufacturing Operations	15	—	7	22
Corporate and Other	16	4	—	20
Divested Home activities	19	—	—	19

	101	4	7	112

Further to additions to the restructuring liability of $112 million, a cash expense of $83 million was also charged to income of 2009 for restructuring related charges.

The details by segment were as follows:

HPMS	9
SP	2
Manufacturing Operations	13
Corporate and Other	57
Divested Home activities	2

83

The following tables present the changes in the position of restructuring liabilities in 2008 by segment.

	Balance January 1, 2008	Additions	Utilized	Released	Other changes	Balance December 31, 2008
HPMS	—	8	(5)	—	(1)	2
SP	1	9	(7)	—	(3)	—
Manufacturing Operations	98	364	(192)	(4)	10	276
Corporate and Other	3	180	(9)	(9)	43	208
Divested Wireless activities	1	19	(16)	—	(3)	1
Divested Home activities	9	30	(23)	(3)	(2)	11

	112	610	(252)	(16)	44	498

(1)	Other changes primarily related to translation differences

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

The total restructuring liability as of December 31, 2008 of $498 million is classified in the balance sheet under provisions for $420 million and under accrued liabilities for $78 million.

Additions in 2008 of $610 million are presented by segment as follows:

	Personnel costs	Write-down of assets	Other changes	Total
HPMS	5	—	3	8
SP	5	—	4	9
Manufacturing Operations	264	36	64	364
Corporate and Other	136	—	44	180
Divested Wireless activities	18	—	1	19
Divested Home activities	21	—	9	30

	449	36	125	610

38 Supplemental Guarantor Information

Certain of the wholly owned subsidiaries of NXP provide joint and several unconditional guarantees of NXP’s obligations under the notes issued in connection with the acquisition of NXP. Pursuant to Rule 3-10 of Regulation S-X of the Securities and Exchange Commission, the following consolidated financial information of the guarantors and non-guarantors, detailed in restricted and unrestricted, is provided in lieu of financial statements of such guarantor entities, and are determined based on the assets, liabilities and operations of the entities which are included in the guarantor and non-guarantor subsidiaries of NXP.

Supplemental consolidated statement of operations for the year ended December 31, 2009

	NXP B.V.	Guarantors	Non-guarantors (restricted)	Sub-total	Non-guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated
Sales	—	3,028	711	3,739	104	—	3,843
Intercompany sales	—	620	371	991	213	(1,204)	—

Total sales	—	3,648	1,082	4,730	317	(1,204)	3,843
Cost of sales	(18)	(2,641)	(924)	(3,583)	(264)	973	(2,874)

Gross margin	(18)	1,007	158	1,147	53	(231)	969
Selling expenses		(232)	(103)	(335)	—	58	(277)
General and administrative expenses	(402)	(464)	(31)	(897)	—	94	(803)
Research and development expenses	10	(650)	(222)	(862)	6	79	(777)

Other business income (loss)	(87)	(152)	235	(4)	(8)	—	(12)

Income (loss) from operations	(497)	(491)	37	(951)	51	—	(900)
Financial income and expenses	812	(133)	2	681	1	—	682
Income subsidiaries	(531)	—	—	(531)	—	531	—

Income (loss) before taxes	(216)	(624)	39	(801)	52	531	(218)
Income tax benefit (expense)	(33)	(13)	29	(17)	—	—	(17)

Income (loss) after taxes	(249)	(637)	68	(818)	52	531	(235)
Results relating to equity-accounted investees	74	—	—	74	—	—	74

Net income (loss)	(175)	(637)	68	(744)	52	531	(161)

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

Supplemental consolidated statement of operations for the year ended December 31, 2008

	NXP B.V.	Guarantors	Non-guarantors (restricted)	Sub- total	Non-guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated
Sales	—	4,027	1,276	5,303	140	—	5,443
Intercompany sales	—	1,081	411	1,492	303	(1,795)	—

Total sales	—	5,108	1,687	6,795	443	(1,795)	5,443
Cost of sales	(121)	(3,851)	(1,555)	(5,527)	(355)	1,657	(4,225)

Gross margin	(121)	1,257	132	1,268	88	(138)	1,218
Selling expenses	—	(308)	(142)	(450)	—	50	(400)
General and administrative expenses	(1,248)	(564)	(74)	(1,886)	—	11	(1,875)
Research and development expenses	12	(883)	(405)	(1,276)	—	77	(1,199)
Write-off of acquired in-process research and development	(26)	—	—	(26)	—	—	(26)
Other business income (loss)	(1,456)	453	650	(353)	(11)	—	(364)

Income (loss) from operations	(2,839)	(45)	161	(2,723)	77	—	(2,646)
Financial income and expenses	(372)	(249)	3	(618)	4	—	(614)
Income subsidiaries	(405)	—	—	(405)	—	405	—

Income (loss) before taxes	(3,616)	(294)	164	(3,746)	81	405	(3,260)
Income tax benefit (expense)	284	(246)	(79)	(41)	(5)	—	(46)

Income (loss) after taxes	(3,332)	(540)	85	(3,787)	76	405	(3,306)
Results relating to equity-accounted investees	(268)	—	—	(268)	—	—	(268)

Net income (loss)	(3,600)	(540)	85	(4,055)	76	405	(3,574)

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

Supplemental consolidated statement of operations for the year ended December 31, 2007

	NXP B.V.	Guarantors	Non-guarantors (restricted)	Sub-total	Non-guarantors (unrestricted)	Eliminations/ reclassify- cations	Consolidated
Sales	—	4,643	1,513	6,156	165	—	6,321
Intercompany sales	—	1,335	477	1,812	331	(2,143)	—

Total sales	—	5,978	1,990	7,968	496	(2,143)	6,321
Cost of sales	(143)	(3,908)	(1,910)	(5,961)	(375)	2,060	(4,276)

Gross margin	(143)	2,070	80	2,007	121	(83)	2,045
Selling expenses	—	(315)	(115)	(430)	—	5	(425)
General and administrative expenses	(638)	(467)	(85)	(1,190)	—	1	(1,189)
Research and development expenses	—	(852)	(553)	(1,405)	—	77	(1,328)
Write-off of acquired in-process research and development	(15)	—	—	(15)	—	—	(15)
Other business income (loss)	(60)	(457)	660	143	(9)	—	134

Income (loss) from operations	(856)	(21)	(13)	(890)	112	—	(778)
Financial income and expenses	58	(220)	(26)	(188)	7	—	(181)
Income subsidiaries	(85)	—	—	(85)	—	85	—

Income (loss) before taxes	(883)	(241)	(39)	(1,163)	119	85	(959)
Income tax benefit (expense)	273	55	69	397	(1)	—	396

Income (loss) after taxes	(610)	(186)	30	(766)	118	85	(563)
Results relating to equity-accounted investees	(40)	—	—	(40)	—	—	(40)

Net income (loss)	(650)	(186)	30	(806)	118	85	(603)

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

Supplemental condensed consolidated balance sheet at December 31, 2009

	NXP B.V.	Guarantors	Non-guarantors (restricted)	Sub-total	Non-guarantors (unrestricted)	Eliminations /reclassify- cations	Consolidated
Assets
Current assets:
Cash and cash equivalents	585	130	89	804	237	—	1,041
Receivables	2	449	56	507	7	—	514
Intercompany accounts receivable	92	124	120	336	58	(394)	—
Assets held for sale	80	60	4	144	—	—	144
Inventories	—	458	50	508	34	—	542
Other current assets	49	184	36	269	3	—	272

Total current assets	808	1,405	355	2,568	339	(394)	2,513
Non-current assets:
Investments in equity-accounted investees	43	—	—	43	—	—	43
Investments in affiliated companies	1,211	—	—	1,211	—	(1,211)	—
Other non-current financial assets	16	17	2	35	—	—	35
Other non-current assets	49	4	40	93	1	—	94
Property, plant and equipment:	155	880	127	1,162	199	—	1,361
Intangible assets excluding goodwill	1,965	33	7	2,005	1	—	2,006
Goodwill	2,621	—	—	2,621	—	—	2,621

Total non-current assets	6,060	934	176	7,170	201	(1,211)	6,160

Total assets	6,868	2,339	531	9,738	540	(1,605)	8,673

Liabilities and Stockholder’s equity
Current liabilities:
Accounts and notes payable	—	476	82	558	24	—	582
Liabilities held for sales	—	1	1	2	—	—	2
Intercompany accounts payable	5	267	118	390	4	(394)	—
Accrued liabilities	152	405	118	675	27	—	702
Short-term provisions	—	217	52	269	—	—	269
Other current liabilities	32	44	12	88	—	—	88
Short-term debt	600	—	2	602	8	—	610
Intercompany financing	—	3,809	(9)	3,800	—	(3,800)	—

Total current liabilities	789	5,219	376	6,384	63	(4,194)	2,253
Non-current liabilities:
Long-term debt	4,666	3	4	4,673	—	—	4,673
Long-term provisions	445	10	2	457	3	—	460
Other non-current liabilities	38	109	4	151	8	—	159

Total non-current liabilities	5,149	122	10	5,281	11	—	5,292
Non-controlling interests	—	—	16	16	182	—	198
Stockholder’s equity	930	(3,002)	129	(1,943)	284	2,589	930

Total liabilities and Stockholder’s equity	6,868	2,339	531	9,738	540	(1,605)	8,673

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

Supplemental condensed consolidated balance sheet at December 31, 2008

	NXP B.V.	Guarantors	Non-guarantors (restricted)	Sub-total	Non-guarantors (unrestricted)	Eliminations/ reclassify- cations	Consolidated
Assets
Current assets:
Cash and cash equivalents	1,110	405	89	1,604	192	—	1,796
Securities	33	—	—	33	—	—	33
Receivables	—	343	144	487	5	—	492
Intercompany accounts receivable	127	216	56	399	50	(449)	—
Inventories	—	537	71	608	22	—	630
Other current assets	46	118	33	197	3	—	200

Total current assets	1,316	1,619	393	3,328	272	(449)	3,151
Non-current assets:
Investments in equity-accounted investees	140	—	18	158	—	—	158
Investments in affiliated companies	1,467	—	—	1,467	—	(1,467)	—
Other non-current financial assets	1	15	2	18	—	—	18
Other non-current assets	81	61	6	148	—	—	148
Property, plant and equipment:	231	1,133	168	1,532	275	—	1,807
Intangible assets excluding goodwill	2,326	49	7	2,382	2	—	2,384
Goodwill	2,661	—	—	2,661	—	—	2,661

Total non-current assets	6,907	1,258	201	8,366	277	(1,467)	7,176

Total assets	8,223	2,877	594	11,694	549	(1,916)	10,327

Liabilities and Stockholder’s equity
Current liabilities:
Accounts and notes payable	—	536	71	607	12	—	619
Intercompany accounts payable	36	153	256	445	4	(449)	—
Accrued liabilities	332	430	160	922	19	—	941
Short-term provisions	—	115	1	116	—	—	116
Other current liabilities	3	103	14	120	—	—	120
Short-term debt	400	—	3	403	—	—	403
Intercompany financing	—	3,280	(140)	3,140	12	(3,152)	—

Total current liabilities	771	4,617	365	5,753	47	(3,601)	2,199
Non-current liabilities:
Long-term debt	5,955	4	5	5,964	—	—	5,964
Long-term provisions	419	228	116	763	6	—	769
Other non-current liabilities	3	86	10	99	8	—	107

Total non-current liabilities	6,377	318	131	6,826	14	—	6,840
Non-controlling interests	—	—	23	23	190	—	213
Stockholder’s equity	1,075	(2,058)	75	(908)	298	1,685	1,075

Total liabilities and Stockholder’s equity	8,223	2,877	594	11,694	549	(1,916)	10,327

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

Supplemental condensed consolidated statement of cash flows for the year ended December 31, 2009

	NXP B.V.	Guarantors	Non- guarantors (restricted)	Sub-Total	Non- guarantors (unrestricted)	Eliminations	Consolidated
Cash flows from operating activities:
Net income (loss)	(175)	(637)	68	(744)	52	531	(161)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Elimination (income) loss subsidiaries	531	—	—	531	—	(531)	—
Depreciation and amortization	469	332	51	852	86	—	938
Net gain on sale of assets	(68)	4	5	(59)	1	—	(58)
Gain on extinguishment of debt	(1,045)	—	—	(1,045)	—	—	(1,045)
Results relating to equity-accounted investees	—	—	—	—	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	(29)	—	(29)
Decrease (increase) in receivables and other current assets	(5)	(167)	87	(85)	(2)	—	(87)
Decrease in inventories	—	40	22	62	(12)	—	50
Increase (decrease) in accounts payable, accrued and other liabilities	(134)	(118)	(45)	(297)	21	—	(276)
Decrease (increase) intercompany current accounts	71	144	(207)	8	(8)	—	—
Increase in non-current receivables/other assets	37	98	(30)	105	(1)	—	104
Increase (decrease) in provisions	23	(165)	(39)	(181)	(2)	—	(183)
Other items	(21)	25	(1)	3	(1)	—	2

Net cash provided by (used for) operating activities	(317)	(444)	(89)	(850)	105	—	(745)

Cash flows from investing activities:
Purchase of intangible assets	—	(3)	(5)	(8)	—	—	(8)
Capital expenditures on property, plant and equipment	—	(72)	(15)	(87)	(9)	—	(96)
Proceeds from disposals of property, plant and equipment	—	22	—	22	—	—	22
Proceeds from the sale of securities	20	—	—	20	—	—	20
Purchase of other non-current financial assets	—	(2)	—	(2)	—	—	(2)
Proceeds from the sale of other non-current financial assets	—	1	—	1	—	—	1
Proceeds from sale of interests in businesses	123	—	18	141	—	—	141

Net cash (used for) provided by investing activities	143	(54)	(2)	87	(9)	—	78

Cash flows from financing activities:
Net borrowings of short-term debt	200	—	—	200	7	—	207
Repurchase of long-term debt	(286)	—	—	(286)	—	—	(286)
Principal payments on long-term debt	—	(1)	—	(1)	—	—	(1)
Net changes in intercompany financing	(615)	490	138	13	(13)	—	—
Net changes in intercompany equity	358	(266)	(46)	46	(46)	—	—

Net cash provided by (used for) financing activities	(343)	223	92	(28)	(52)	—	(80)
Effect of changes in exchange rates on cash positions	(8)	—	(1)	(9)	1	—	(8)

Increase (decrease) in cash and cash equivalents	(525)	(275)	—	(800)	45	—	(755)
Cash and cash equivalents at beginning of period	1,110	405	89	1,604	192	—	1,796

Cash and cash equivalents at end of period	585	130	89	804	237	—	1,041

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

Supplemental condensed consolidated statement of cash flows for the year ended December 31, 2008

	NXP B.V.	Guarantors	Non- guarantors (restricted)	Sub-total	Non- guarantors (unrestricted)	Eliminations	Consolidated
Cash flows from operating activities:
Net income (loss)	(3,600)	(540)	85	(4,055)	76	405	(3,574)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Elimination (income) loss subsidiaries	405	—	—	405	—	(405)	—
Depreciation and amortization	1,427	401	63	1,891	119	—	2,010
Net gain on sale of assets	1,422	(826)	(227)	369	—	—	369
Results relating to equity-accounted investees	268	—	—	268	—	—	268
Dividends paid to non-controlling interests	—	—	—	—	(19)	—	(19)
Decrease (increase) in receivables and other current assets	10	91	79	180	16	—	196
Decrease in inventories	—	112	(7)	105	17	—	122
Increase (decrease) in accounts payable, accrued and other liabilities	(47)	(274)	(52)	(373)	(25)	—	(398)
Decrease (increase) intercompany current accounts	(338)	245	94	1	(1)	—	—
Increase in non-current receivables/other assets	36	241	(22)	255	(1)	—	254
Increase (decrease) in provisions	(148)	82	91	25	5	—	30
Other items	102	23	(6)	119	1	—	120

Net cash provided by (used for) operating activities	(463)	(445)	98	(810)	188	—	(622)

Cash flows from investing activities:
Purchase of intangible assets	—	(29)	(5)	(34)	(2)	—	(36)
Capital expenditures on property, plant and equipment	—	(288)	(73)	(361)	(18)	—	(379)
Proceeds from disposals of property, plant and equipment	—	60	1	61	—	—	61
Proceeds from disposals of assets held for sale	—	—	130	130	—	—	130
Purchase of other non-current financial assets	—	(14)	—	(14)	—	—	(14)
Proceeds from the sale of other non-current financial assets	4	6	—	10	—	—	10
Purchase of interests in businesses	(198)	—	(8)	(206)	—	—	(206)
Proceeds from sale of interests in businesses	1,447	1	1	1,449	—	—	1,449

Net cash (used for) provided by investing activities	1,253	(264)	46	1,035	(20)	—	1,015

Cash flows from financing activities:
Net borrowings (repayments) of short-term debt	401	(3)	—	398	(4)	—	394
Capital repayment to non-controlling interests	—	—	—	—	(78)	—	(78)
Net changes in intercompany financing	(474)	567	(90)	3	(3)	—	—
Net changes in intercompany equity	(6)	180	(21)	153	(153)	—	—

Net cash provided by (used for) financing activities	(79)	744	(111)	554	(238)	—	316
Effect of changes in exchange rates on cash positions	60	4	(18)	46	—	—	46

Increase (decrease) in cash and cash equivalents	771	39	15	825	(70)	—	755
Cash and cash equivalents at beginning of period	339	366	74	779	262	—	1,041

Cash and cash equivalents at end of period	1,110	405	89	1,604	192	—	1,796

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

Supplemental condensed consolidated statement of cash flows for the year ended December 31, 2007

	NXP B.V.	Guarantors	Non- guarantors (restricted)	Sub-total	Non- guarantors (unrestricted)	Eliminations	Consolidated
Cash flows from operating activities:
Net income (loss)	(650)	(186)	30	(806)	118	85	(603)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Elimination (income) loss subsidiaries	85	—	—	85	—	(85)	—
Depreciation and amortization	783	423	199	1,405	142	—	1,547
Net gain on sale of assets	(63)	(62)	11	(114)	—	—	(114)
Results relating to equity-accounted investees	40	—	—	40	—	—	40
Dividends paid to non-controlling interests	—	—	—	—	(3)	—	(3)
Decrease (increase) in receivables and other current assets	(47)	15	(16)	(48)	10	—	(38)
Decrease in inventories	—	(64)	(2)	(66)	(4)	—	(70)
Increase (decrease) in accounts payable, accrued and other liabilities	125	309	55	489	6	—	495
Decrease (increase) intercompany current accounts	(78)	30	70	22	(22)	—	—
Increase in non-current receivables/other assets	(7)	(137)	(91)	(235)	(2)	—	(237)
Increase (decrease) in provisions	(254)	24	(3)	(233)	—	—	(233)
Other items	(282)	32	(1)	(251)	—	—	(251)

Net cash provided by operating activities	(348)	384	252	288	245	—	533

Cash flows from investing activities:
Purchase of intangible assets	(19)	(13)	(5)	(37)	—	—	(37)
Capital expenditures on property, plant and equipment	—	(322)	(132)	(454)	(95)	—	(549)
Proceeds from disposals of property, plant and equipment	—	44	136	180	—	—	180
Purchase of other non-current financial assets	—	(6)	—	(6)	—	—	(6)
Proceeds from the sale of other non-current financial assets	—	—	2	2	2	—	4
Purchase of interests in businesses	(434)	—	(8)	(442)	—	—	(442)
Proceeds from sale of interests in businesses	105	59	8	172	—	—	172

Net cash (used for) provided by investing activities	(348)	(238)	1	(585)	(93)	—	(678)

Cash flows from financing activities:
Net repayments in short-term debt	—	—	(19	(19)	(3)	—	(22)
Net changes in intercompany financing	558	(314)	(244)	—	—	—	—
Net changes in intercompany equity	(326)	318	8	—	—	—	—

Net cash provided by financing activities	232	4	(255)	(19)	(3)	—	(22)
Effect of changes in exchange rates on cash positions	(1)	4	(27)	(24)	—	—	(24)

Increase in cash and cash equivalents	(465)	154	(29)	(340)	149	—	(191)
Cash and cash equivalents at beginning of period	804	212	103	1,119	113	—	1,232

Cash and cash equivalents at end of period	339	366	74	779	262	—	1,041

Notes to the consolidated financial statements of NXP Semiconductors Group—(Continued)

All amounts in millions of $ unless otherwise noted.

39 Subsequent events

On February 8, 2010, we completed Trident’s acquisition of NXP’s television systems and set-top box business lines, a transaction first announced on October 5, 2009. Subsequent the closing of the acquisition, NXP owns approximately 60% of the outstanding stock of Trident. As a result of the terms and conditions agreed between the parties, primarily that NXP will only retain a 30% voting interest in participatory rights and 60% voting interest for protective rights only, NXP will account for its investment in Trident under the equity method.

In order to reduce our overall debt level and related interest expense, after the reporting date we purchased senior notes in an open market transaction for a nominal amount of approximately $14.5 million. The payment of the notes was funded with available cash. We may from time to time continue to seek opportunities to retire or purchase our outstanding debt.

Per year-end, the activities of Moversa, our joint-venture with Sony established in 2007, ended. As per February 23, 2010, NXP acquired Sony’s 50% stake in Moversa, and merged Moversa with NXP Semiconductors Austria GmbH.

On April 16, 2010, our holding company, NXP Semiconductors N.V., has filed a registration statement with the Securities and Exchange Commission for a potential initial public offering of its common stock.