Form 20-F
period 2010-12-31
NXP B.V.
filed 2011-06-22
CIK 1396945

As filed with the Securities and Exchange Commission on June 22, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Jean Schreurs, SVP and Senior Corporate Counsel, High Tech Campus 60, 5656 AG, Eindhoven, the Netherlands

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

9  3/4% Senior Secured Notes due 2018

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Class	Outstanding at December 31, 2010
Ordinary shares, par value EUR 455 per share	40 shares

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

Introduction

This annual report contains forward-looking statements that contain risks and uncertainties. Our actual results may differ significantly from future results as a result of factors such as those set forth in “Part I—Item 3. Key Information—D. Risk factors” and “Part I—Item 5. Operating and Financial Review and Prospects—G. Safe harbor”.

The financial information included in this annual report is based on U.S. GAAP, unless otherwise indicated.

In presenting and discussing our financial position, operating results and cash flows, management uses certain non-U.S. GAAP financial measures. These non-U.S. GAAP financial measures should not be viewed in isolation or as alternatives to the equivalent U.S. GAAP measures and should be used in conjunction with the most directly comparable U.S. GAAP measures. A discussion of non-U.S. GAAP measures included in this annual report and a reconciliation of such measures to the most directly comparable U.S. GAAP measures are contained in this annual report under “Part I—Item 5. Operating and Financial Review and Prospects—A. Operating results—Use of Certain Non-U.S. GAAP Financial Measures”.

Unless otherwise required, all references herein to “we”, “our”, “us”, “NXP” and the “Company” are to NXP B.V. and its consolidated subsidiaries.

A glossary of abbreviations and technical terms used in this annual report is set forth on page 98.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected financial data.

The following table presents a summary of our selected historical combined and consolidated financial data. We prepare our financial statements in accordance with U.S. GAAP.

We have derived the selected consolidated statement of operations and other financial data for the years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009 and 2010, from our audited consolidated financial statements, included elsewhere in this annual report. We have derived the selected consolidated statement of operations and other financial data for the periods from September 29, 2006 (inception) to December 31, 2006 and the year ended December 31, 2007 and the consolidated balance sheet data as of December 31, 2006, 2007 and 2008 from our audited consolidated financial statements, not included in this annual report. We have derived the selected combined statement of operations and other financial data for the period from January 1, 2006 to September 28, 2006 and the balance sheet data as of September 28, 2006, from the audited combined financial statements of the former semiconductor business of Koninklijke Philips Electronics N.V. (“Philips”) and its consolidated subsidiaries, the “predecessor”, not included in this annual report.

The results of operations for prior years are not necessarily indicative of the results to be expected for any future period.

Discontinued Operations

On December 22, 2010, we, together with our holding company NXP Semiconductors N.V., signed a definitive agreement whereby Knowles Electronics, LLC (“Knowles Electronics”) an affiliate of Dover Corporation, will acquire our Sound Solutions business. The financial statements attributable to our interest in our Sound Solutions business (formerly included in our Standard Products segment) are presented and separated as discontinued operations in the consolidated financial statements. The previous years have been restated accordingly.

The selected historical combined and consolidated financial data should be read in conjunction with the discussion under “Part I—Item 5. Operating and Financial Review and Prospects—A. Operating results” and the consolidated financial statements and the accompanying notes included elsewhere in this annual report.

	Predecessor	NXP B.V.
($ in millions)	As of and for the period from January 1 to September 28 2006(1)	As of and for the period from September 29 to December 31, 2006(1)	As of and for the years ended December 31,
			2007(1)	2008(1)	2009(1)	2010(1)
Consolidated Statements of operations:
Revenues	4,593	1,492	6,051	5,104	3,519	4,402
Operating income (loss)	158	(1,006)	(791)	(2,643)	(931)	273
Financial income (expense)—net	(27)	(94)	(181)	(614)	682	(628)
Income (loss) from continuing operations	54	(788)	(617)	(3,567)	(185)	(465)
Income (loss) from discontinued operations	15	(1)	29	36	32	59
Net income (loss)	69	(789)	(588)	(3,531)	(153)	(406)

Consolidated balance sheet data:
Cash and cash equivalents	N.A.	1,228	1,029	1,781	1,026	898
Total assets	N.A.	12,910	13,574	10,213	8,579	7,637
Net assets	N.A.	5,016	4,565	1,182	1,041	1,219
Working capital(2)	N.A.	1,574	1,081	1,355	870	811
Total debt(3)	N.A.	5,835	6,076	6,367	5,283	4,551
Stockholders’ equity	N.A.	4,803	4,308	969	843	986

Other operating data:
Capital expenditures	(566)	(140)	(496)	(356)	(92)	(258)
Depreciation and amortization(4)	581	1,039	1,506	1,924	887	684

Consolidated statements of cash flows data:
Net cash provided by (used for):
Operating activities	570	382	466	(657)	(730)	359
Investing activities	(556)	(240)	(618)	1,046	63	(269)
Financing activities	60	905	(23)	318	(80)	(155)
Net cash provided by (used for) continuing operations	74	1,047	(175)	707	(747)	(65)
Net cash provided by (used for) discontinued operations	—	(3)	8	2	—	(5)

(1)	All years have been restated to reflect the effect of the intended sale of the Sound Solutions business in 2011 as discontinued operations.
(2)	Working capital is calculated as current assets less current liabilities (excluding short-term debt).
(3)	Net debt is a non-GAAP financial measure and represents total debt (short-term and long-term debt) after deduction of cash and cash equivalents:

	2006	2007	2008	2009	2010
Long-term debt	5,805	6,070	5,964	4,673	4,128
Short-term debt	30	6	403	610	423

Total debt	5,835	6,076	6,367	5,283	4,551
Cash and cash equivalents	(1,228)	(1,029)	(1,781)	(1,026)	(898)

Net debt	4,607	5,047	4,586	4,257	3,653

Management believes this measure is a good reflection of our net leverage.

(4)	Depreciation and amortization include the cumulative net effect of purchase price adjustments related to a number of acquisitions and divestments, including the purchase by a consortium of private equity investors of an 80.1% interest in our business, described elsewhere in this annual report as our “Formation.” The cumulative net effects of purchase price adjustments in depreciation and amortization aggregated to $848 million in the period September 29 to December 31, 2006, $762 million in 2007, $658 million in 2008, $371 million in 2009 and $302 million in 2010. Both in 2010 and 2009, depreciation and amortization included $46 million related to depreciation of property, plant and equipment due to disposals that occurred in connection with our restructuring activities amounting to $40 million, compared to $4 million in 2009, and other incidental items amounting to $6 million, compared to $42 million in 2009. For a detailed list of the acquisitions and a discussion of the effect of acquisition accounting, see “Part I—Item 5. Operating and Financial Review and Prospects—A. Operating results—Factors Affecting Comparability—Effect of Acquisition Accounting” contained elsewhere in this annual report. Depreciation and amortization also include impairments to goodwill and other intangibles, as well as write-offs in connection with acquired in-process research and development, if any.

The majority of our expenses are incurred in euros, while most of our revenues are denominated in U.S. dollars. As used in this annual report, “euro”, or “€” means the single unified currency of the European Monetary Union. “U.S. dollar”, “USD”, “U.S. $” or “$” means the lawful currency of the United States of America. As used in this annual report, the term “noon buying rate” refers to the exchange rate for euro, expressed in U.S. dollars per euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in the city of New York for cable transfers in foreign currencies.

The table below shows the average noon buying rates for U.S. dollars per euro for the five years ended December 31, 2010 and the high, low and period end rates for each of those periods. The averages set forth in the table below have been computed using the noon buying rate on the last business day of each month during the periods indicated.

Year ended December 31,	Average
($ per €)
2006	1.2563
2007	1.3711
2008	1.4726
2009	1.3935
2010	1.3261

The following table shows the high and low noon buying rates for U.S. dollars per euro for each of the six months in the six-month period ended May 31, 2011 and for the period from June 1, 2011 through June 10, 2011:

Month	High	Low
	($ per €)
2010
December	1.3395	1.3089

2011
January	1.3715	1.2944
February	1.3794	1.3474
March	1.4212	1.3813
April	1.4821	1.4211
May	1.4875	1.4015
June (through June 10, 2011)	1.4675	1.4365

On June 10, 2011, the noon buying rate was $1.4365 per €1.00.

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

The semiconductor industry is highly competitive and characterized by constant and rapid technological change, short product lifecycles, significant price erosion and evolving standards. Accordingly, the success of our business depends to a significant extent on our ability to develop new technologies and products that are ultimately successful in the market. The costs related to the research and development necessary to develop new technologies and products are significant and any reduction of our research and development budget could harm our competitiveness. Meeting evolving industry requirements and introducing new products to the market in a timely manner and at prices that are acceptable to our customers are significant factors in determining our competitiveness and success. Commitments to develop new products must be made well in advance of any resulting sales, and technologies and standards may change during development, potentially rendering our products outdated or uncompetitive before their introduction. If we are unable to successfully develop new products, our revenues may decline substantially. Moreover, some of our competitors are well-established entities, are larger than us and have greater resources than we do. If these competitors increase the resources they devote to developing and marketing their products, we may not be able to compete effectively. Any consolidation among our competitors could enhance their product offerings and financial resources, further strengthening their competitive position. In addition, some of our competitors operate in narrow business areas relative to us, allowing them to concentrate their research and development efforts directly on products and services for those areas, which may give them a competitive advantage. As a result of these competitive pressures, we may face declining sales volumes or lower prevailing prices for our products, and we may not be able to reduce our total costs in line with these declining revenues. If any of these risks materialize, they could have a material adverse effect on our business, financial condition and results of operations.

In many of the market segments in which we compete, we depend on winning selection processes, and failure to be selected could adversely affect our business in those market segments.

One of our business strategies is to participate in and win competitive bid selection processes to develop products for use in our customers’ equipment and products. These selection processes can be lengthy and require us to incur significant design and development expenditures, with no guarantee of winning a contract or generating revenues. Failure to win new design projects and delays in developing new products with anticipated technological advances or in commencing volume shipments of these products may have an adverse effect on our business. This risk is particularly pronounced in markets where there are only a few potential customers and in the automotive market, where, due to the longer design cycles involved, failure to win a design-in could prevent access to a customer for several years. Our failure to win a sufficient number of these bids could result in reduced revenues and hurt our competitive position in future selection processes because we may not be perceived as being a technology or industry leader, each of which could have a material adverse effect on our business, financial condition and results of operations.

The demand for our products depends to a significant degree on the demand for our customers’ end products.

The vast majority of our revenues are derived from sales to manufacturers in the automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing markets. Demand in these markets fluctuates significantly, driven by consumer spending, consumer preferences, the development of new technologies and prevailing economic conditions. In addition, the specific products in which our semiconductors are incorporated may not be successful, or may experience price erosion or other competitive factors that affect the price manufacturers are willing to pay us. Such customers have in the past, and may in the future, vary order levels significantly from period to period, request postponements to scheduled delivery dates, modify their orders or reduce lead times. This is particularly common during periods of low demand. This can make managing our business difficult, as it limits the predictability of future revenues. It can also affect the accuracy of our financial forecasts. Furthermore, developing industry trends, including customers’ use of outsourcing and new and revised supply chain models, may affect our revenues, costs and working capital requirements. Additionally, a significant portion of our products is made to order.

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

We are highly leveraged. Our substantial indebtedness could have a material adverse effect on us by: making it more difficult for us to satisfy our payment obligations under our existing senior secured revolving credit facility (the “Secured Revolving Credit Facility”) or the “forward start” revolving credit facility (the “Forward Start Revolving Credit Facility”), as the case may be, the $500 million secured term loan we entered into on March 4, 2011 (the “Term Loan”) and under our euro-denominated 10% super priority notes due July 15, 2013 (the “Euro Super Priority Notes”), U.S. dollar-denominated 10% super priority notes due July 15, 2013 (the “Dollar Super Priority Notes” and, together with the Euro Super Priority Notes, the “Super Priority Notes”), the euro-denominated floating rate senior secured notes due October 15, 2013 (the “Euro Floating Rate Secured Notes”), U.S. dollar-denominated floating rate senior secured notes due October 15, 2013 (the “Dollar Floating Rate Secured Notes”), U.S. dollar-denominated 7 7/8% senior secured notes due October 15, 2014 (the “2014 Dollar Fixed Rate Secured Notes”), U.S. dollar-denominated 9  3/4% senior secured notes due 2018 (the 2018 Dollar Fixed Rate Secured Notes and, together with the Euro Floating Rate Secured Notes, Dollar Floating Rate Secured Notes and the 2014 Dollar Fixed Rate Secured Notes, the “Secured Notes”) and our euro-denominated 8 5/8% senior notes due October 15, 2015 (the “Euro Unsecured Notes”) and U.S. dollar-denominated 9 1/2% senior notes due October 15, 2015 (the “Dollar Unsecured Notes” and, together with our Euro Unsecured Notes, the “Unsecured Notes”); limiting our ability to borrow money for working capital, restructurings, capital expenditures, research and development, investments, acquisitions or other purposes, if needed, and increasing the cost of any of these borrowings; requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, which reduces the funds available for operations and future business opportunities; limiting our flexibility in responding to changing business and economic conditions, including increased competition and demand for new services; placing us at a disadvantage when compared to those of our competitors that have less debt; and making us more vulnerable than those of our competitors who have less debt to a downturn in our business, industry or the economy in general. Despite our substantial indebtedness, we may still incur significantly more debt, which could further exacerbate the risks described above.

We may not be able to generate sufficient cash to service and repay all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions. In the future, we may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. We have seen substantial negative cash flows from operations in periods of adverse economic developments. Our business may not generate sufficient cash flow from operations and future borrowings under our Secured Revolving Credit Facility or Forward Start Revolving Credit Facility, as the case may be, or from other sources may not be available to us, in an amount sufficient to enable us to repay our indebtedness, including the Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, the Term Loan the Super Priority Notes, the Secured Notes or the Unsecured Notes, or to fund our other liquidity needs, including our redesign program (the “Redesign Program”) and working capital and capital expenditure requirements, and we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness.

In addition, the availability of our Forward Start Revolving Credit Facility is subject to a number of conditions. If we do not satisfy these conditions by a certain date, our Forward Start Revolving Credit Facility will not be available to refinance our Secured Revolving Credit Facility or for other purposes, and as a result we will lose an important source of liquidity.

A substantial portion of our indebtedness currently bears interest at floating rates, and therefore if interest rates increase, our debt service requirements will increase. We may therefore need to refinance or restructure all or a portion of our indebtedness, including the Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, the Term Loan the Super Priority Notes, the Secured Notes and the Unsecured Notes, on or before maturity.

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

Goodwill and other identifiable intangible assets are recorded at fair value on the date of acquisition. We review our goodwill and other intangible assets balance for impairment upon any indication of a potential impairment, and in the case of goodwill, at a minimum of once a year. Impairment may result from, among other things, deterioration in performance, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of or affect the products and services we sell, challenges to the validity of certain registered intellectual property, reduced sales of certain products incorporating registered intellectual property and a variety of other factors. The amount of any quantified impairment must be expensed immediately as a charge to results of operations. See “Part I—Item 5. Operating and Financial Review and Prospects—A. Operating results—Factors Affecting Comparability—Effect of Acquisition Accounting” for the latest impairment charges that we have made. Depending on future circumstances, it is possible that we may never realize the full value of our intangible assets. Any future determination of impairment of goodwill or other identifiable intangible assets could have a material adverse effect on our financial position, results of operations and net worth.

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

There is new U.S. legislation to improve the transparency and accountability concerning the supply of minerals coming from the conflict zones of the Democratic Republic of Congo. Such legislation includes disclosure requirements regarding the use of “conflict” minerals mined from the Democratic Republic of Congo and adjoining countries and procedures regarding a manufacturer’s efforts to prevent the sourcing of such “conflict” minerals. The implementation of these requirements could affect the sourcing and availability of minerals used in the manufacture of our products. As a result, there may only be a limited pool of suppliers who provide conflict free metals, and we cannot assure you that we will be able to obtain products in sufficient quantities or at competitive prices. Also, since our supply chain is complex, we may face reputational challenges with our customers and other stakeholders if we are unable to sufficiently verify the origins of all metals used in our products.

In addition, the business environment is also subject to many economic and political uncertainties, including the following international business risks:

•	negative economic developments in economies around the world and the instability of governments, currently for example the sovereign debt situation in certain European countries;

•

Social and political instability in a number of countries around the world, including the recent developments in North Africa and the Middle East, and also including the threat of war, terrorist attacks in the United States or in EMEA, epidemics or civil unrest. Although we have no direct investments in North Africa and the Middle East, the ongoing changes may have, for instance via our customers, the energy prices and the financial markets, a negative effect on our business, financial condition and operations;

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

No assurance can be given that we have been or will be at all times in complete compliance with the laws and regulations to which we are subject or that we have obtained or will obtain the permits and other authorizations or licenses that we need. If we violate or fail to comply with laws, regulations, permits and other authorizations or licenses, we could be fined or otherwise sanctioned by regulators. In this case, or if any of the international business risks were to materialize or become worse, they could have a material adverse effect on our business, financial condition and results of operations.

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

We are bound by the restrictions contained in the Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, the Term Loan and the Indentures, which may restrict our ability to pursue our business strategies.

Restrictive covenants in our Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, the Term Loan and the indentures related to the Super Priority Notes, the Secured Notes, the Unsecured Notes (collectively, the “Indentures”) limit our ability, among other things, to:

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

Our failure to comply with the covenants contained in our Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, the Term Loan or the Indentures or our other debt agreements, including as a result of events beyond our control, could result in an event of default which could materially and adversely affect our operating results and our financial condition.

Our Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, the Term Loan and the Indentures require us to comply with various covenants. Even though we are currently in compliance with all of our covenants, if there were an event of default under any of our debt instruments that was not cured or waived, the holders of the defaulted debt could terminate commitments to lend and cause all amounts outstanding with respect to the debt to be due and payable immediately, which in turn could result in cross defaults under our other debt instruments. Our assets and cash flow may not be sufficient to fully repay borrowings under all of our outstanding debt instruments if some or all of these instruments are accelerated upon an event of default.

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

In connection with our separation from Philips in 2006, Philips transferred approximately 5,300 patent families to us subject to certain limitations, including (1) any prior commitments to and undertakings with third parties entered into prior to the separation and (2) certain licenses retained by Philips. The licenses retained by Philips give Philips the right to sublicense to third parties in certain circumstances, which may divert revenue opportunities from us. Approximately 800 of the patent families transferred from Philips were transferred to ST-NXP Wireless (and subsequently to ST-Ericsson, its successor) in connection with the contribution of our wireless operations to ST-NXP Wireless in 2008. Approximately 400 of the patent families transferred from Philips were transferred to Trident Microsystems, Inc. (“Trident”) in connection with the divestment of our television systems and set-top box business lines to Trident in 2010. Further, a number of other patent families have been transferred in the context of other transactions. In addition, the acquisition of our Sound Solutions business by Knowles Electronics, currently anticipated to close early July 2011, will lead to the transfer of certain patent families.

Philips granted us a non-exclusive license to: (1) all patents Philips holds but has not assigned to us, to the extent that they are entitled to the benefit of a filing date prior to the separation and for which Philips is free to grant licenses without the consent of or accounting to any third party and (2) certain know-how that is available to us, where such patents and know-how relate to: (i) our current products and technologies, as well as successor products and technologies, (ii) technology that was developed for us prior to the separation and (iii) technology developed pursuant to contract research co-funded by us. Philips has also granted us a non-exclusive royalty-free and irrevocable license under: (1) certain patents for use in giant magneto-resistive devices outside the field of healthcare and bio applications, and (2) certain patents relevant to polymer electronics resulting from contract research work co-funded by us in the field of radio frequency identification tags. Such licenses are subject to certain prior commitments and undertakings. However, Philips retained ownership of certain intellectual property related to our business, as well as certain rights with respect to intellectual property transferred to us in connection with the separation. There can be no guarantee that the patents transferred to us will be sufficient to assert offensively against our competitors, to be used as leverage to negotiate future cross-licenses or to give us freedom to operate and innovate in the industry. The strength and value of our intellectual property may be diluted if Philips licenses or otherwise transfers such intellectual property or such rights to third parties, especially if those third parties compete with us. The foregoing risks could have a material adverse effect on our business, financial condition and results of operations.

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

As part of our strategy, we have entered into a number of long-term strategic partnerships with other leading industry participants. For example, we have entered into a joint venture with Taiwan Semiconductor Manufacturing Company Limited (“TSMC”) called Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”), and we jointly operate with Jilin Sino-Microelectronics Company Ltd. the joint venture, Jilin NXP Semiconductors Ltd. (“Jilin”). We established Advanced Semiconductor Manufacturing Corporation Limited (“ASMC”) together with a number of Chinese partners, and together with Advanced Semiconductor Engineering Inc. (“ASE”), we established the assembly and test joint venture, ASEN Semiconductors Co. Ltd. (“ASEN”). As a result of the transfer of our television systems and set-top box business lines to Trident, we acquired an equity stake in Trident.

If any of our strategic partners in industry groups or in any of the other alliances we engage with were to encounter financial difficulties or change their business strategies, they may no longer be able or willing to participate in these groups or alliances, which could have a material adverse effect on our business, financial condition and results of operations. We do not control some of these strategic partnerships, joint ventures and alliances in which we participate. Even though we own 59% of the outstanding stock of Trident, for instance, we only have a 30% voting interest in participatory rights and have a 59% voting interest only for certain protective rights. We may also have certain obligations, including some limited funding obligations or take or pay obligations, with regard to some of our strategic partnerships, joint ventures and alliances. For example, we have made certain commitments to SSMC, in which we have a 61.2% ownership share, whereby we are obligated to make cash payments to SSMC should we fail to utilize, and TSMC does not utilize, an agreed upon percentage of the total available capacity at SSMC’s fabrication facilities if overall SSMC utilization levels drop below a fixed proportion of the total available capacity.

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

Although a definitive agreement between us and Dover Corporation was signed on the acquisition of our Sound Solutions business by Knowles Electronics, the transaction is not yet closed and there is a risk that the transaction may not materialize.

We and Dover Corporation (NYSE: DOV) announced on December 22, 2010, that we, together with our holding company NXP Semiconductors N.V., have signed a definitive agreement whereby Knowles Electronics will acquire our Sound Solutions business, a leading provider of speaker and receiver components for the mobile handset market, subject to regulatory approvals and customary closing conditions. The sale of our Sound Solutions business will significantly strengthen our balance sheet, while allowing us to further focus our resources on our core High Performance Mixed Signal business. Under the terms of the agreement, Knowles Electronics will acquire Sound Solutions for $855 million in cash. The transaction is currently anticipated to close early July 2011. In the event that the acquisition of our Sound Solutions business by Knowles Electronics does not materialize, this will reduce our ability to improve our balance sheet. This may have a material adverse impact on our share price.

Our Redesign Program may not be entirely successful or we may not make the projected continued progress in the future execution of our Redesign Program. The estimated future savings with regard to our Redesign Program are difficult to predict.

In September 2008, we announced our Redesign Program, targeted to reduce our annual cost base through major reductions of the manufacturing base, rightsizing of our central research and development and reduction of support functions. In the course of 2009, we accelerated and expanded the program. In 2010, we continued to proceed with the Redesign Program’s implementation. However, our savings from measures yet to be implemented may be lower than we currently anticipate, and they may or may not be realized on our anticipated time line. The cost of implementing the Redesign Program may also differ from our estimates and negative effects from the Redesign Program, such as customer dissatisfaction, may have a larger impact on our revenues than currently expected.

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

We depend on our key management to run our business and on our senior engineers to develop new products and technologies. Our success will depend on the continued service of these individuals. Although we have several share based compensation plans in place, we cannot be sure that these plans will help us in our ability to retain key personnel, especially considering the fact that participants under some of our plans are allowed to exercise stock options and sell the shares so acquired pro rata upon a sale of shares of common stock by the co-investors, including the Private Equity Consortium, and that all of the stock options under some of our plans become exercisable upon a change of control (in particular, the Private Equity Consortium no longer jointly holding 30% of our shares of common stock). The loss of any of our key personnel, whether due to departures, death, ill health or otherwise, could have a material adverse effect on our business. The market for qualified employees, including skilled engineers and other individuals with the required technical expertise to succeed in our business, is highly competitive and the loss of qualified employees or an inability to attract, retain and motivate the additional highly skilled employees required for the operation and expansion of our business could hinder our ability to successfully conduct research activities or develop marketable products. The foregoing risks could have a material adverse effect on our business.

Disruptions in our relationships with any one of our key customers could adversely affect our business.

A substantial portion of our revenues is derived from our top customers, including our distributors. We cannot guarantee that we will be able to generate similar levels of revenues from our largest customers in the future. Should one or more of these customers substantially reduce their purchases from us, this could have a material adverse effect on our business, financial condition and results of operations.

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

A majority of our expenses are incurred in euro, while most of our revenues are denominated in U.S. dollars. Accordingly, our results of operations may be affected by changes in exchange rates, particularly between the euro and the U.S. dollar. In addition, despite the fact that a majority of our revenues are denominated in U.S. dollars and a substantial portion of our debt is denominated in U.S. dollars, we have euro denominated assets and liabilities and the impact of currency translation adjustments to such assets and liabilities may have a negative effect on our results. In addition, the U.S. dollar-denominated debt held by our Dutch subsidiary with functional currency euro may generate adverse currency results in our financial income and expenses. We continue to hold or convert most of our cash in euro as a hedge for euro expenses, euro interest payments and payments in relation to the Redesign Program. We are exposed to fluctuations in exchange rates when we convert U.S. dollars to euro.

We are exposed to a variety of financial risks, including currency risk, interest rate risk, liquidity risk, commodity price risk, credit risk and other non-insured risks, which may have an adverse effect on our financial results.

We are a global company and, as a direct consequence, movements in the financial markets may impact our financial results. We are exposed to a variety of financial risks, including currency fluctuations, interest rate risk, liquidity risk, commodity price risk and credit risk and other non-insured risks. We enter into diverse financial transactions with several counterparties to mitigate our currency risk. Derivative instruments are only used for hedging purposes. The rating of our debt by major rating agencies may further improve or deteriorate. As a result, our additional borrowing capacity and financing costs may be impacted. We are also a purchaser of certain base metals, precious metals and energy used in the manufacturing process of our products. Currently, we do not use financial derivative instruments to manage exposure to fluctuations in commodity prices. Credit risk represents the loss that would be recognized at the reporting date if counterparties failed to perform upon their agreed payment obligations. Credit risk is present within our trade receivables. Such exposure is reduced through ongoing credit evaluations of the financial conditions of our customers and by adjusting payment terms and credit limits when appropriate. We invest available cash and cash equivalents with various financial institutions and are in that respect exposed to credit risk with these counterparties. We actively manage concentration risk on a daily basis adhering to a treasury management policy. Cash is invested and financial transactions are concluded where possible with financial institutions with a strong credit rating. If we are unable to successfully manage these risks, they could have a material adverse effect on our business, financial condition and results of operations.

The impact of a negative performance of financial markets and demographic trends on our defined benefit pension liabilities and costs cannot be predicted and may be severe.

We hold defined benefit pension plans in a number of countries and a significant number of our employees are covered by our defined-benefit pension plans. As of December 31, 2010, we had recognized a net accrued benefit liability of $199 million, representing the unfunded benefit obligations of our defined pension plan. The funding status and the liabilities and costs of maintaining such defined benefit pension plans may be impacted by financial market developments. For example, the accounting for such plans requires determining discount rates, expected rates of compensation and expected returns on plan assets, and any changes in these variables can have a significant impact on the projected benefit obligations and net periodic pension costs. Negative performance of the financial markets could also have a material impact on funding requirements and net periodic pension costs. Our defined benefit pension plans may also be subject to demographic trends. Accordingly, our costs to meet pension liabilities going forward may be significantly higher than they are today, which could have a material adverse impact on our financial condition.

Changes in the tax deductibility of interest may adversely affect our financial position and our ability to service the obligations under our indebtedness.

On December 5, 2009, the previous Dutch State Secretary of Finance published a letter in which it was announced that, with respect to corporate taxation, the following four issues were the subject of further study: interest deductions of holding companies that are engaged in leveraged acquisitions, tax losses of foreign branches, interest deductions and earnings stripping rules and the so-called group interest box. On April 7, 2010, a committee appointed by the Dutch Ministry of Finance published its initial report. This report contained a general description of potential measures that may effectively limit deductibility of interest, including interest on acquisition debt and measures limiting the deductibility of foreign branch losses. In October 2010, a new Dutch government was installed and the new State Secretary of Finance announced that he will publish his plans for tax reform in April 2011. On April 14, 2011, the State Secretary of Finance published the Fiscal Agenda. In this agenda general thoughts are given on how the Dutch tax system should be adjusted towards a more simple, solid and tamper-proof system. Topics that are relevant for NXP include the intended changes of deductibility of interest, the deductibility of foreign branch losses and a decrease of the corporate income tax rate. Details of the changes are not yet clear. A legislative proposal is expected in the third quarter of 2011. It is unclear whether such a legislative proposal would limit the tax deductibility of the interest payable by us under our indebtedness or limit our ability to deduct losses of foreign branches against our Dutch taxable income. However, if it does, this may adversely affect our financial position and our ability to service the obligations under our indebtedness.

We are exposed to a number of different tax uncertainties, which could have an impact on tax results.

We are required to pay taxes in multiple jurisdictions. We determine the taxation we are required to pay based on our interpretation of the applicable tax laws and regulations in the jurisdictions in which we operate. We may be subject to unfavorable changes in the respective tax laws and regulations to which we are subject. Tax controls, audits, change in controls and changes in tax laws or regulations or the interpretation given to them may expose us to negative tax consequences, including interest payments and potentially penalties. We have issued transfer-pricing directives in the area of goods, services and financing, which are in accordance with the Guidelines of the Organization of Economic Co-operation and Development. As transfer pricing has a cross border effect, the focus of local tax authorities on implemented transfer pricing procedures in a country may have an impact on results in another country. In order to mitigate the transfer pricing uncertainties within our deployment, measures have been taken and a monitoring system has been put in place. On a regular basis, internal audits are executed to test the correct implementation of the transfer pricing directives.

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

Although we have remediated the specific material weakness in our internal control over financial reporting identified for the year ended December 31, 2009, and believe that we have established proper compliance procedures, there may from time to time exist deficiencies in our control systems that could adversely affect the accuracy and reliability of our periodic reporting.

We are required to establish and periodically assess the design and operating effectiveness of our internal control over financial reporting. In connection with our assessment of the internal control over financial reporting for the year ended December 31, 2009, we identified a deficiency related to the accounting and disclosure for income taxes, which we concluded constituted a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that we identified related to the execution of the procedures surrounding the preparation and review of our income tax provision as of December 31, 2009. In particular, the execution of our controls did not ensure the accuracy and validity of our acquisition accounting adjustments and the determination of the valuation allowance for deferred tax assets. Part of the identified issue was caused by the complexity that resulted from the fact that step-ups from acquisitions are accounted for centrally. During the year ended December 31, 2010, we updated our internal controls and concluded that we had remediated this material weakness. However, despite the compliance procedures that we adopted, there may from time to time exist deficiencies in our control systems that could adversely affect the accuracy and reliability of our periodic reporting. Our periodic reporting is the basis of investors’ and other market professionals’ understanding of our businesses. Imperfections in our periodic reporting could create uncertainty regarding the reliability of our results of operations and financial results, which in turn could have a material adverse impact on our reputation or share price.

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

Environmental and other disasters, such as flooding, large earthquakes or volcanic eruptions or nuclear or other disasters, or a combination thereof, such as recently experienced in Japan, may negatively impact our business. There is increasing concern that climate change is occurring and may cause a rising number of natural disasters.

Our business is vulnerable to the direct and indirect impact of environmental and other disasters. For instance, the March 2011 earthquake off the coast of Japan and the resulting tsunami and disaster at certain nuclear power plants in Japan have or could have a significant impact on the availability and prices of certain raw materials we use and our supply chain and distribution channels generally, and could lead to reduced sales of our products to customers whose businesses or supply chains are affected by the disaster. The near and longer-term impact of the recent events in Japan on our company, our suppliers, or our customers is not yet fully quantifiable. Any of the foregoing factors could have a material adverse effect on our business, financial condition and results of operations.

If flooding, a large earthquake, volcanic eruption or a nuclear or other disaster were to directly damage, destroy or disrupt our manufacturing facilities, it could disrupt our operations, delay new production and shipments of existing inventory or result in costly repairs, replacements or other costs, all of which would negatively impact our business. Even if our manufacturing facilities are not directly damaged, a large natural disaster may result in disruptions in distribution channels or supply chains. For instance, the dislocation of the transport services following volcanic eruptions in Iceland in April 2010 caused us delays in distribution of our products. The impact of such occurrences depends on the specific geographic circumstances but could be significant, as some of our factories are located in islands with known earthquake fault zones, including Malaysia, the Philippines, Singapore, Taiwan or Thailand. There is increasing concern that climate change is occurring and may have dramatic effects on human activity without aggressive remediation steps. A modest change in temperature may cause a rising number of natural disasters. We cannot predict the economic impact, if any, of natural disasters or climate change.

The Private Equity Consortium controls us and this control limits your ability to influence our significant corporate transactions. The Private Equity Consortium may have conflicts of interest with other stakeholders, including our shareholders, in the future.

A consortium of funds advised by Kohlberg Kravis Roberts & Co. L.P.(“KKR”), Bain Capital Partners, LLC (“Bain”), Silver Lake Management Company, L.L.C. (“Silver Lake”), Apax Partners LLP (“Apax”) and AlpInvest Partners N.V. (“AlpInvesst”, and collectively, the “Private Equity Consortium”) controls us via our holding company NXP Semiconductors N.V. As a result, the Private Equity Consortium will continue to be able to influence or control the election and removal of the directors of our holding company and our directors, our corporate and management policies, potential mergers or acquisitions, payment of dividends, asset sales and other significant corporate transactions. We cannot assure you that the interests of the Private Equity Consortium will coincide with the interests of our other stakeholders, particularly if we encounter financial difficulties or are unable to pay our debts when due.

United States civil liabilities may not be enforceable against us.

We are incorporated under the laws of the Netherlands and substantial portions of our assets are located outside of the United States. In addition, certain members of the board of NXP Semiconductors N.V., our officers and certain experts named herein reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such other persons residing outside the United States, or to enforce outside the United States judgments obtained against such persons in U.S. courts in any action. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. laws.

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

We are a Dutch private company with limited liability. The rights of our stockholders may be different from the rights of stockholders governed by the laws of U.S. jurisdictions.

We are a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid). Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in the Netherlands. The rights of stockholders and the responsibilities of members of our management board may be different from the rights and obligations of stockholders in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our management board is required by Dutch law to consider the interests of our company, its stockholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a stockholder. See “Part II—Item 16G Corporate Governance”.

Our articles of association, Dutch corporate law and our current and future debt instruments contain provisions that may discourage a takeover attempt.

Provisions contained in our articles of association and the laws of the Netherlands, the country in which we are incorporated, as well as we only have one shareholder, NXP Semiconductors N.V., could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Provisions of our articles of association as well as of the articles of association of our holding company NXP Semiconductors N.V., impose various procedural and other requirements, which could make it more difficult for stockholders to effect certain corporate actions.

The general meeting of stockholders of our holding company NXP Semiconductors N.V. has empowered its board of directors to issue additional shares or to restrict or exclude pre-emptive rights on existing shares for a period of five years from August 2, 2010 until August 2, 2015. An issue of new shares by our holding company NXP Semiconductors N.V. may make it more difficult for a stockholder to obtain control over our general meeting.

In addition, our debt instruments contain, and future debt instruments may also contain, provisions that require prepayment or offers to prepay upon a change of control. These clauses may also discourage takeover attempts.

We are a foreign private issuer and, as a result, are not subject to U.S. proxy rules but are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer.

We report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we follow Dutch laws and regulations with regard to such matters, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including: (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, for fiscal years ending on or after December 15, 2011, foreign private issuers will be required to file their annual report on Form 20-F by 120 days after the end of each fiscal year (for fiscal years ending before December 15, 2011, foreign private issuers are not required to file their annual report on Form 20-F until six months after the end of each fiscal year), while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are contractually obligated and intend to make interim reports available to our stockholders, copies of which we are required to furnish to the Securities and Exchange Commission (the “SEC”) on a Form 6-K, and even though we are required to file reports on Form 6-K disclosing whatever information we have made or are required to make public pursuant to Dutch law or distribute to our stockholders and that is material to our company, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

Our holding company NXP Semiconductors N.V. is a foreign private issuer and, as a result, in accordance with the listing requirements of the NASDAQ Global Select Market it relies on certain home country governance practices rather than the corporate governance requirements of the NASDAQ Global Select Market.

Our holding company NXP Semiconductors N.V. is a foreign private issuer. As a result, in accordance with the listing requirements of the NASDAQ Global Select Market it relies on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of the NASDAQ Global Select Market. For an overview of its corporate governance principles, see “Part II—Item 16G Corporate Governance”, including the section describing the differences between the corporate governance requirements applicable to common stock listed on the NASDAQ Global Select Market and the Dutch corporate governance requirements. Accordingly, stockholders of NXP Semiconductors N.V. may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

Our actual operating results may differ significantly from our guidance.

From time to time, we release guidance regarding our future performance that represents our management’s estimates as of the date of release. This guidance, which consists of forward-looking statements, is prepared by our management and is qualified by, and subject to, the assumptions and the other information contained or referred to in the release. Our guidance is not prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants, and neither our independent registered public accounting firm nor any other independent expert or outside party compiles or examines the guidance and, accordingly, no such person expresses any opinion or any other form of assurance with respect thereto.

Guidance is based upon a number of assumptions and estimates that, while presented with numerical specificity, is inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. We generally state possible outcomes as high and low ranges which are intended to provide a sensitivity analysis as variables are changed but are not intended to represent that actual results could not fall outside of the suggested ranges. The principal reason that we release this data is to provide a basis for our management to discuss our business outlook with analysts and investors. We do not accept any responsibility for any projections or reports published by any such persons.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions of the guidance furnished by us will not materialize or will vary significantly from actual results. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date of release. Actual results will vary from the guidance and the variations may be material. Investors should also recognize that the reliability of any forecasted financial data diminishes the farther in the future that the data is forecast. In light of the foregoing, investors are urged to put the guidance in context and not to place undue reliance on it.

Any failure to successfully implement our operating strategy or the occurrence of any of the events or circumstances set forth in, or incorporated by reference into, this prospectus could result in the actual operating results being different than the guidance, and such differences may be adverse and material.

Item 4.	Information on the Company

A. History and development of the Company

Name and History

Our legal name is NXP B.V. and our commercial name is “NXP” or “NXP Semiconductors”.

We were incorporated in the Netherlands as a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) on December 21, 1990, as a wholly owned subsidiary of Philips. In connection with the sale by Philips of 80.1% of its semiconductor business to a consortium of funds advised by the Private Equity Consortium on September 29, 2006, we changed our name from Philips Semiconductors International B.V. to NXP B.V. For a list of the specific funds that hold common stock in our holding company and their respective share ownership, see “Part I—Item 7 Major Shareholders and Related Party Transactions—A. Major Shareholders” elsewhere in this document. The Private Equity Consortium invested in our Company through KASLION Holding B.V., a Dutch private company with limited liability, and NXP Semiconductors N.V.

(formerly KASLION Acquisition B.V.), a Dutch public company with limited liability. In August 2010, our holding company NXP Semiconductors N.V. made an initial public offering of 34 million shares of its common stock on the NASDAQ Global Select Market.

Our corporate seat is in Eindhoven, the Netherlands. Our principal executive office is at High Tech Campus 60, 5656 AG Eindhoven, the Netherlands, and our telephone number is +31 40 2729233. Our registered agent in the United States is NXP Semiconductors USA, Inc., 1109 McKay Drive, CA 95131 San Jose, United States of America, phone number +1 408 4343000.

Corporate Reorganization

Prior to the initial public offering on August 5, 2010 of our holding company NXP Semiconductors N.V., we amended our articles of association to reflect our corporate reorganization and our future role as a sub-holding. In connection therewith, our two-tier corporate structure consisting of a supervisory board and a board of management was replaced by a one-tier corporate structure only consisting of a management board. NXP Semiconductors N.V., our sole stockholder and holding company, has been appointed as sole director. Since the corporate reorganization, the three supervisory board sub-committees, being the nominating and compensation committee, the audit committee, and the operating committee, no longer exist.

Recent Developments

Sound Solutions

On December 22, 2010, we, together with our holding company NXP Semiconductors N.V., announced that we signed a definitive agreement whereby Knowles Electronics will acquire our Sound Solutions business, a leading provider of speaker and receiver components for the mobile handset market. Under the terms of the agreement, Knowles Electronics will acquire our Sound Solutions business for $855 million in cash.

The financial results attributable to our interest in our Sound Solutions business (formerly included in our Standard Products segment) have been presented as discontinued operations in these consolidated financial statements. The transaction is currently anticipated to close early July 2011.

For more information on the sale and purchase agreement we signed in relation to this transaction, including the conditions precedent to closing, see “Part I—Item 10. Additional Information—C. Material Contracts”.

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

Our Repositioning

•

New leadership team. Nine of the twelve members of our executive management team are new to the Company or new in their roles since our separation from Philips in 2006, and seven of the twelve have been recruited from outside NXP. Prior to joining NXP, our chief executive officer and chief financial officer, Rick Clemmer and Karl-Henrik Sundström, played leading roles in programs that significantly enhanced the performance of their previous companies, Agere Systems Inc. (“Agere”) and Ericsson, respectively. Mike Noonen, our executive vice president of sales, joined us from National Semiconductor Corporation (“National Semiconductor”), where he led global sales and marketing during a period of significant gross margin expansion. Chris Belden, our executive vice president of

Operations, implemented the manufacturing redesign program of Freescale Semiconductor, Inc. (“Freescale”), formerly part of Motorola, Inc. (“Motorola”), between 2002 and 2005, that resulted in significant margin improvement. Peter Kelly, who has been appointed in March 2011 as our executive vice president for operations sharing responsibility with Chris Belden, was previously a key part of the management team that led the spin-off of Agere from Lucent Technologies Inc. (“Lucent”), where he led the global operations team. Ruediger Stroh joined us from LSI and previously Agere, where he helped to turn its hard disk-drive business into a market leader with strong profitability, and within NXP now manages our High-Performance Mixed-Signal businesses focused on identification applications. Alexander Everke came to NXP from Infineon Technologies AG (“Infineon”), where he led its global sales organization and helped to restructure the company’s go-to-market model while driving significant top-line growth and within NXP now manages our High-Performance Mixed-Signal businesses, focusing on wireless infrastructure, lighting, industrial, mobile, consumer and computing applications.

•

Focus on High-Performance Mixed-Signal solutions. We have implemented our strategy of focusing on High-Performance Mixed-Signal solutions because we believe it to be an attractive market in terms of growth, barriers to entry, relative market share, relative business and pricing stability, and capital intensity. Several transactions have been core to our strategic realignment and focus on High-Performance Mixed-Signal: in September 2007, we divested our cordless phone system-on-chip business to DSPG; in July 2008, we contributed our wireless activities to the ST-NXP Wireless joint venture (our stake in which was subsequently sold, with the business being renamed “ST-Ericsson”); and in February 2010, we merged our television systems and set-top box business with Trident. Our primary motivations for exiting the system-on-chip markets for wireless activities and consumer applications were the significant research and development investment requirements and high customer concentration inherent in these markets, which make these businesses less profitable and predictable than our High-Performance Mixed-Signal and Standard Products businesses. In addition, we recently sold two non-semiconductor component businesses. On December 22, 2010, we announced that we, together with our holding company NXP Semiconductors N.V., signed a definitive agreement to sell our Sound Solutions business (formerly included in our Standard Products segment), which makes mobile speakers and receivers, to Knowles Electronics. On that same day, we also announced the sale of NuTune, our joint venture with Technicolor that produces CAN tuner modules for all segments related to broadcast transmission, to AIAC. The described transactions and business repositioning have enabled us to significantly increase our research and development investments in the High-Performance Mixed-Signal applications on which we focus.

•

New customer engagement strategy. We have implemented a new approach to serving our customers and have invested in significant additional resources in our sales and marketing organizations. In spite of the recent economic downturn, we hired over 100 additional field application engineers in 2009 and 2010 in order to better serve our customers with High-Performance Mixed-Signal solutions. We have also created “application marketing” teams that focus on delivering solutions that include as many suitable NXP components as possible in their system reference designs, which helps us achieve greater cross-selling between our various product lines, while helping our customers accelerate their time to market. With the increased number of application engineers and our applications marketing approach, we are able to engage with more design locations ranging from our largest, highest volume customers to the mid-size customers who typically have lower volumes but attractive margins.

Our Redesign Program

•

Streamlined cost structure. We have achieved annualized savings of $794 million by the end of 2010, as compared to our annualized third quarter results for 2008, which was the quarter during which we contributed our wireless operations to ST-NXP Wireless GmbH (which ultimately became ST-Ericsson). These savings are primarily achieved through a combination of headcount reductions, factory closings and restructuring of our IT infrastructure. Through December 31, 2010, $656 million have been paid related to the accelerated and expanded Redesign Program and other restructuring activities.

•

Leaner manufacturing base. As a part of our Redesign Program, we have significantly reduced our overall manufacturing footprint, particularly in high cost geographies. Our current manufacturing strategy focuses on capabilities that differentiate NXP in terms of product features, process capabilities, cost, supply chain and quality. Accordingly, we have closed or sold a number of facilities, including but not limited to, the sale of our wafer factory in Caen, France in June 2009, the closure of our production facility in Fishkill, New York in July 2009, the closure of part of our front-end manufacturing in Hamburg, Germany in January 2010, and the closure of our ICN5 facility in Nijmegen at the end of 2010. As a result, we will have reduced the number of our front-end manufacturing facilities from fourteen at the time of our separation from Philips in 2006 to six by the end of 2011.

As a result of our repositioning and redesign activities, we believe we are well positioned to grow and benefit from improved operating leverage, focused research and development expenditures and an optimized manufacturing infrastructure.

Reporting Segments

On January 1, 2010, we reorganized our prior segments into four reportable segments.

The presentation of the historically reported financial results and the discussion and analysis of our financial condition and results of operations have been restated to reflect the new segments.

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

Our manufacturing operations are conducted through a combination of wholly owned manufacturing facilities, manufacturing facilities operated jointly with other semiconductor companies and third-party foundries and assembly and test subcontractors, which together form our Manufacturing Operations segment. While the main function of our Manufacturing Operations segment is to supply products to our High-Performance Mixed-Signal and Standard Products segments, revenues and costs in this segment are to a large extent derived from sales of wafer foundry and packaging services to our divested businesses in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenues from these sources are expected to decline.

Our Corporate and Other segment includes unallocated research expenses not related to any specific business segment, unallocated corporate restructuring charges and other expenses, as well as some operations not included in our two business segments, such as manufacturing, marketing and selling of CAN tuners through our former joint venture NuTune and software solutions for mobile phones, our “NXP Software” business (“NXP Software”). Our NuTune joint venture was sold to AIAC on December 14, 2010, and therefore its results were only consolidated up to that date.

B. Business overview

Our Company

We are a global semiconductor company and a long-standing supplier in the industry, with over 50 years of innovation and operating history. We provide leading High-Performance Mixed-Signal and Standard Product solutions that leverage our deep application insight and our technology and manufacturing expertise in RF, analog, power management, interface, security and digital processing products. Our product solutions are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. We engage with leading original equipment manufacturers (“OEMs”) worldwide and over 58% of our revenues both in 2010 and 2009 were derived from Asia Pacific (excluding Japan). Since our separation from Philips in 2006, we have significantly repositioned our business to focus on High-Performance Mixed-Signal solutions and have implemented a Redesign Program aimed at achieving a world-class cost structure and processes. As of December 31, 2010, we had approximately 24,500 full-time equivalent employees located in at least 30 countries, with research and development activities in Asia, Europe and the United States, and manufacturing facilities in Asia and Europe. For the year ended December 31, 2010, we generated revenues of $4,402 million.

Markets, applications and products

We sell two categories of products, High-Performance Mixed-Signal product solutions and Standard Products. The first category, which consists of highly differentiated application-specific High-Performance Mixed-Signal semiconductors and system solutions, accounted for 77% of our total product revenues in 2010, when we exclude the revenues associated with businesses we divested or announced to divest in 2010 including our television systems and set-top box system-on-chip business, NuTune CAN tuner joint venture and Sound Solutions business. We believe that High-Performance Mixed-Signal is an attractive market in terms of growth, barriers to entry, relative market share, relative business and pricing stability and capital intensity. The second of our product categories, Standard Products, accounted for 23% of our total product revenues in 2010, excluding divested businesses, and consists of devices that can be incorporated in many different types of electronics equipment and that are typically sold to a wide variety of customers, both directly and through distributors. Manufacturing cost, supply chain efficiency and continuous improvement of manufacturing processes drive the profitability of our Standard Products.

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

	Automotive	Identification	Wireless infra structure	Lighting	Industrial	Mobile	Consumer	Computing
Key applications	• Car access & immobilizers • In vehicle networking • Car entertainment • Telematics • ABS • Transmission/ throttle control • Lighting	• Secure identity • Secure transactions • Tagging & authentication	• Wireless base stations • Satellite • CATV infra • Radar	• CFL Lighting • LED Lighting • Back-lighting • Lighting Networks	• Smart metering • White goods & home appliances • Pachinko machines • Medical • Industrial	• Mobile handset • Portable power supplies • Hearing aids	• TV • Satellite, Cable, Terrestrial and IP Set-top boxes • Satellite outdoor units	• Monitor • Power supplies • Personal computer video

Selected market leading positions	• #1 CAN/LIN/ Flex Ray in-vehicle networking • #1 passive keyless entry/ immobilizers • #1 car radio • #3 magnetic sensors	• #1 e-Government • #1 Transport & Access management • #3/4 Banking • #1 NFC • #1 Radio frequency identification	• #2 in HP RF	• Strong in lighting drivers	• Leader in 32-bit ARM micro-controllers	• #2 Digital Logic	• #1 in TV and set-top-box tuners	• Leader in notebook AC-DC power adaptors • Top 3 in interface, leader in specific niches

Key OEM customers

•   Alpine

•   Bosch

•   Bose

•   Clarion

•   Continental

•   Delphi

•   Harman/ Becker

•   Hella

•   Hyundai

•   JKT Holdings

•   Johnson Controls

•   Lear

•   Magneti Marelli

•   Marquardt

•   Mitsubishi

•   Okaya

•   Omron

•   Panasonic

•   Ryosan

•   Sony

•   Valeo

•   Visteon

•   Vitec

•   Advanide

•   Austria Card

•   Avery Dennison

•   Bundesdruckerei

•   Comvision

•   Excelpoint Systems

•   Gemalto

•   Giesecke & Devrient

•   ITG

•   KEBT

•   Nokia

•   Oberthur

•   Samsung

•   SDU Identification

•   Smartrac

•   Sony

•   SPSL

•   WHTY

•   Yuban

			• Alcatel Lucent • Andrew • Axis Network • Ericsson • Huawei • Motorola • Nokia Siemens Networks • ZTE	• B&S Baishi • Lighting Science Corp. • Luxim • Neonlite • Panasonic • Philips • TCP	• Bosch • Diehl • Electrolux • Emerson • Haier • LGE • Panasonic • Philips • Rhode & Schwartz • Samsung • Schneider Electric • Siemens • Sonosite • Toshiba • Tyco	• Apple • Creative • LGE • Motorola • Nokia • RIM • Samsung • SEMC	• Cisco • FTY880 • Humax • LGE • Konka • Motorola • Pace • Panasonic • Philips • Samsung • Sharp • Sony • TCL	• Apple • Asustek • Cisco • Dell • Delta • HP • IBM • LiteOn • VICOR

The customers listed above represent key OEM customers based on two criteria: (1) top ten OEM customers (if ten customers meet the criteria) in terms of revenues in 2010 in the specific application market with revenues of at least $3 million, plus any customer with revenues of over $10 million in that market and (2) top ten existing OEM customers (if ten customers meet the criteria) in terms of realized design wins in 2010 in that application market with a minimum design win value of $5 million.

Our key distributors across these applications are Arrow, Avnet, Future and WPG. These distributors represent our top four distributors in terms of revenues in 2010. In addition, our three catalog and web-based distributors, Digi-key, Mouser and Premier Farrell, are included based on their strategic positions, as they engage early with all of our customers, thereby enabling us to engage early with customers with whom we may not have direct relationships. Also, because of their internet presence and focus, they are the fastest growing segment of distribution and our fastest growing distributors.

Automotive. In the automotive market we are a leader in in-vehicle networking car passive keyless entry and immobilization and car radio and car audio amplifiers, hold a strong position in magnetic sensors and have an emerging business in telematics.

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

For the full year 2010, we had High-Performance Mixed-Signal revenues of $931 million in automotive applications, compared to $616 million in 2009, which represents a 51% year over year growth. Strategy Analytics estimates the total market for automotive semiconductors was $16.7 billion in 2009, and projects it will grow at a compounded annual growth rate of 17% between 2009 and 2012. According to Strategy Analytics, we were the fifth largest supplier of automotive semiconductors worldwide in 2009, and we have increased our market share from 5.8% in 2005 to 6.4% in 2009.

Identification. We are the market leader in contactless identification ICs and a leader in the overall contact and contactless identification chip market.

We address all segments of the market, except for the commodity SIM market, and have leading positions in e-government, transportation and access management, smart card readers, and radio frequency identification tags and labels. For example, we supply to approximately 85% of worldwide e-passport projects, and our MIFARE product is used in approximately 70% of the public transport systems that have adopted electronic ticketing. We have led the development and standard setting of near field communications (NFC), which is an emerging standard for secure short-range connectivity that has been established to enable secure transactions between mobile devices and point-of-sale terminals or other devices, and are pursuing the fast-growing product authentication market. Our leadership in the identification market is based on the strength of our security, end-to-end system contactless read speed performance, our ability to drive new standard settings and the breadth of our product portfolio. Key growth drivers will be the adoption of new security standards in existing smart card markets, the implementation of security ICs in a range of devices to enable secure mobile transactions and product authentication, and the increase in new radio frequency identification applications such as supply chain management.

On December 6, 2010, we announced a strategic collaboration with Google to provide a complete open source software stack for NFC integration and validation on Gingerbread, the latest version of the Android platform. Google also integrated our NFC controller (PN544) into its newly launched Nexus STM phone, co-developed by Google and Samsung, offering users access to compelling NFC based services and applications. With over 100,000 applications and an extensive community of developers, Android is a growing player in the smart phone and mobile device world. According to Gartner, Android was the number two smart phone operating system in 2010, having been implemented on 67 million smart phones sold in that year.

For the full year 2010, we had High-Performance Mixed-Signal revenues of $589 million in identification applications, compared to $381 million in 2009, which represents a 55% year over year growth. According to iSuppli research for smart cards and ABI for radio frequency identification, the market size for identification ICs was $2.2 billion in 2009, and is expected to grow at a compounded annual rate of 12% to $3.1 billion in 2012.

Wireless infrastructure, lighting and industrial. We have leading market positions in high-performance radio frequency solutions and 32-bit ARM microcontrollers, a strong portfolio of lighting drivers and an emerging business in high-speed data converters. Our overall revenues in these businesses were $547 million in 2010 versus $371 million in 2009, which represents a 47% year over year growth.

Our leading high-performance radio frequency business mainly provides RF front-end solutions for markets, such as mobile base stations, satellite and CATV infrastructure and receivers, industrial and medical applications, and to a lesser extent addresses the military and aerospace markets. We have a leading position in Power Amplifiers and a top 3 position in Small Signal RF discretes and RF ICs for consumer electronics and cable television infrastructure, while we have emerging businesses in RF ICs for mobile base stations, monolithic microwave ICs (“MMICs”) and low noise amplifiers (“LNAs”). Our leadership is based on our world-class proprietary RF process technologies and technology advancements that drive overall system performance, such as power scaling in mobile base stations. We are engaged with the majority of the largest customers in mobile base stations and in several other application areas. Key growth drivers for our high-performance RF business include infrastructure build-outs driven by the substantial growth in mobile data use and digital broadcast adoption, infrastructure development of developing countries, including China, new radar implementations, and our expansion into new product markets such as mobile base station RF ASICs, and wireless communications infrastructure MMICs and LNAs. iSuppli estimates the market for RF and microwave components, excluding handsets, computing and automotive, which we believe corresponds best with the high-performance RF market, to be $1.6 billion in 2009. iSuppli projects this market to grow at a compounded annual growth rate of 11% to $2.2 billion in 2012.

In lighting, we are the leader in high-intensity discharge drivers, have a strong position in compact fluorescent light (“CFL”) drivers and have an emerging position in LED drivers. In CFL, we are helping to create an entirely new market for lighting ICs by developing a dimmable CFL lighting driver that replaces existing solutions based on discrete components. Our solution allows midsize lighting OEMs and ODMs to eliminate most of the quality issues that have historically plagued CFL light bulbs, while offering a smaller form factor and new features, such as deep dimming and fast start-up time. Our strength in lighting ICs is based on our leading-edge high-voltage power analog process technologies and system optimization concepts, such as our patented technology to develop sensors-less temperature-controlled LED drivers. According to Datapoint Research Ltd. (2011), the lighting control and power supply/output IC market (excluding microcontrollers) will grow from $0.6 billion in 2009 to $1.1 billion in 2012, which corresponds to an 22% compounded annual growth rate. The lighting IC market is a high growth market, partly driven by government regulations around the world that ban or discourage the use of incandescent light bulbs and encourage or mandate CFL and LED lighting solutions and by energy-savings conscious customers.

In microcontrollers, we are a leader in multi-purpose 32-bit ARM microcontrollers serving a broad array of applications, including smart metering, white goods, home appliances and various industrial applications. ARM processor cores have been gaining momentum in the general purpose MCU market during the past few years. The ARM-based 32-bit MCU market grew at a compounded annual growth rate of 37% between 2006 and 2008 compared to an overall annual 32-bit market growth of 8%, according to Gartner Dataquest. Our competitive advantage is based on our strategic relationship with ARM, which often makes us the launching partner for its new ARM microcontroller cores, our rich portfolio of analog and security IP, which we integrate with the ARM core into a family of microcontroller products, and our distribution leverage based on our ability to offer a full microcontroller software development kit on a USB stick for approximately $30, compared to traditional software development kits which cost hundreds to thousands of dollars. Our latest ARM Cortex M0-based product achieves pricing levels that places it squarely in competition with 8-bit microcontrollers, while offering better performance in terms of processing speed and system power consumption. This should start expanding the addressable market for 32-bit ARM microcontrollers at the expense of 8-bit ARM microcontrollers. Gartner Dataquest estimates the market for 32-bit microcontrollers to be $3.4 billion in 2009, and expects a compounded annual growth rate of 19% between 2009 and 2012.

In high-speed data converters, we have developed a high-performance 14/16-bit data converter platform, and were the first to implement the JEDEC high-speed digital serial interface in our products. Our innovative data converter solutions enable our customers to achieve significant breakthroughs in system performance, size and cost reduction, and time-to-market. Due to our strength in small-signal RF products, RF power amplifiers and high-speed data converters, we are unique in covering all component markets involved in designing RF front-end solutions for the wireless communications infrastructure market. Beyond this market segment, our high-speed data converters can be used in a broad range of industrial equipment designs, including medical imaging. iSuppli projects the market for data converters for industrial and mobile communications infrastructure to grow at a compounded annual growth rate of 12% between 2009 to 2012, from $0.53 billion to $0.75 billion.

Mobile, Consumer and Computing. We are the market leader in TV front-end solutions, a top three supplier in the fragmented interface market and a leader in digital logic. In addition, we have strong positions in selected niche segments of AC-DC power conversion and personal healthcare markets. We are engaged in development activities and standard setting initiatives with many of the innovation leaders in each of these markets. Our overall High-Performance Mixed-Signal revenues in these businesses were $779 million in 2010, compared to $643 million in 2009, which represents a 21% year over year growth.

We have a leading position in high efficiency AC-DC power conversion ICs for notebook personal computers (our “green chip” solutions), and are expanding our offering into mobile device chargers. Our strength in AC-DC power conversion is based on our leading edge high-voltage power analog process technologies and engineering capabilities in designing high efficiency power conversion products. Due to worldwide conservation efforts, many countries, states and local governments have adopted regulations that increase the demand for higher power efficiency solutions in computing and consumer applications, especially in power conversion. According to iSuppli, the market for power analog ICs for battery chargers for data processing and portable devices is expected to grow at a compounded annual rate of 16%, from $0.40 billion in 2009 to $0.65 billion in 2012.

Our TV front-end products are used in the TV reception and tuning sub-systems of televisions and set-top boxes. We are the leader in the mature markets for IF and MOPLL IC products, which are placed into traditional CAN tuner modules, and the growing market for silicon tuner products, which are replacing CAN tuners. In addition, we are pursuing new businesses such as digital outdoor units and full spectrum radio solutions. Our market strengths are our specialty RF process technology, decades of experience in designing tuners that work under all broadcasting standards and conditions across the world, and our innovations in new broadcasting standards. Key growth drivers for our products in these markets include the adoption of silicon tuners by TV manufacturers, penetration of new broadcast standards such as DVB-T2, DVC-C2 and DOCSIS 3.0, and the adoption of multi-tuner applications. With the transition of outdoor satellite units from analog to digital, we are succeeding in replacing incumbent suppliers in those solutions, and we expect customers in the United States to start adopting wide spectrum reception solutions. We estimate the market for silicon tuners and TV front-end products to grow at a compounded annual growth rate of 5% between 2009 and 2012, from $0.60 billion to $0.69 billion, according to an internal company model that takes into account a declining market for ICs incorporated in CAN tuners and a growing market for silicon tuners, outdoor units and full spectrum radios.

The interface products market is highly fragmented with niche markets around each of the established interface standards, where overall we are a top 3 player. Our products address 11 of the 17 interface standards segments that we define to encompass the interface products market and we serve various applications across the mobile, computing, pachinko, e-metering and automotive markets. We have broad product portfolios in five of our 11 addressed interface segments, being UARTs and bridges, I2C and SPI LED controllers, low power real-time clocks and watch ICs, HDMI switches and transceivers, and display port multiplexers. Our core competencies are the design of high speed interfaces, high voltage design needed for LED and LCD drivers, ultra low power design for real-time clocks and watch ICs, and our ability to engage with leading OEMs in defining new interface standards and product designs. While we engage with leading OEMs to drive our innovation roadmaps, we generate the majority of our revenues by subsequently selling these products to a very broad customer base, which we serve through our distribution channel. Key growth drivers will be the adoption rate of new high-speed interface standards such as display port, and LED, smart meter and display card market growth. Specifically, in display port, we are engaged in development activities and standard setting initiatives with many of the innovation leaders in this market. iSuppli projects the interface products market to grow at an 12% compounded annual rate between 2009 and 2012, from a revenue base of $2.0 billion in 2009 to $2.8 billion in 2012.

We have a leading digital logic components business, which we leverage in a large number of our High-Performance Mixed-Signal solutions. We offer several product families for low-voltage applications in communication equipment, personal computers, personal computer peripherals and consumer and portable electronics. Our 3V and 5V families hold a leading share of the logic market. We are currently expanding the higher margin product range in this business by expanding, among others, our switches and translators (or custom logic) portfolio and optimizing our manufacturing. Gartner Dataquest sizes this market at $1.3 billion in 2009, estimated to grow to $1.9 billion in 2012, which corresponds to a compounded annual growth rate of 13%.

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

Standard Products

Our Standard Products business supplies a broad range of standard semiconductor components, such as small signal discretes, power discretes and integrated discretes, which we largely produce in dedicated in-house high-volume manufacturing operations. Our small signal and power discretes businesses offer a broad portfolio of standard products, using widely-known production techniques, with characteristics that are largely standardized throughout the industry. Our Standard Products are often sold as separate components, but in many cases, are used in conjunction with our High-Performance Mixed-Signal solutions, often within the same subsystems. Further, we are able to leverage customer engagements where we provide standard products devices, as discrete components, within a system to identify and pursue potential High-Performance Mixed-Signal opportunities.

Our products are sold both directly to OEMs as well as through distribution, and are primarily differentiated on cost, packaging type and miniaturization, and supply chain performance. Alternatively, our integrated discretes businesses offer “design-in” products, which require significant engineering effort to be designed into an application solution. For these products, our efforts make it more difficult for a competitor to easily replace our product, which makes these businesses more predictable in terms of revenue and pricing than is typical for standard products.

Our key product applications, markets and customers are described in the table below.

	Discretes	Integrated Discretes
Key applications	• SS Transistors and Diodes • SS MOS • Power MOS • Bipolar Power Transistors • Thyristors • Rectifiers	• ESD protection devices

Key product markets	• All applications	• Mobile handsets • Personal computers • Consumer electronics

Key OEM and electronic manufacturing services (EMS) customers	• Asustek • Bosch • Continental • Delta • Foxconn • Philips • Samsung	• Asustek • Dell • Motorola • Nokia • Samsung • Sony Ericsson • TCL

The customers listed above represent our largest OEM and electronic manufacturing services customers based on 2010 revenues in the specified key product markets. For Integrated Discretes, it includes our top four mobile handset customers, our top two OEM customers who use our products in consumer applications and our top two personal computers customers. For Discretes, the list includes all our OEM and EMS customers with revenues of over $15 million.

Key distributors across these applications are Arrow, Avnet, Future and WPG. These distributors represent our top four distributors in terms of revenue in 2010. In addition, our three catalog and web-based distributors, Digi-key, Mouser, Premier Farrell, are included based on their strategic positions, as they engage early with all of our customers, thereby enabling us to engage early with customers with whom we may not have direct relationships. Also, because of their internet presence and focus, they are the fastest growing segment of distribution and our fastest growing distributors.

In 2010, our Standard Products business generated net revenues of $848 million, compared to $567 million in 2009, which represents a 50% year over year growth. According to iSuppli, the market for discretes, excluding RF & Microwave, is expected to grow at a compounded annual rate of 16%, from $13.4 billion in 2009 to $21.2 billion in 2012.

Discretes. We are the number two global supplier of small-signal discretes according to iSuppli, with one of the broadest product portfolios in the industry. We have been gaining market share in small signal transistors and diodes over the past few years due to our strong cost competitiveness, supply chain performance, leverage of our OEM relationships and a broadening portfolio. We are focusing on expanding our share of higher margin products in this business. In addition, we are also building a small signal MOSFET product line, which leverages our small signal transistors and diodes packaging operations and strong customer relationships. In addition to our small signal discretes products, we have a Power MOSFET product line, which is focused on the low-voltage segment of the market. The majority of our revenues in Power MOSFETs are to automotive customers. We have recently introduced a new range of general purpose Power MOSFET products in our Trench 6 manufacturing process, and our automotive revenues have rebounded from the low levels experienced in the first half of 2009 due to the economic recovery. Finally, we have small bipolar power, thyristor and rectifier product lines, which are focused on specific applications, such as white goods and lighting, and are sold as part of our overall High-Performance Mixed-Signal application solutions.

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

Sound Solutions. On December 22, 2010, we, together with our holding company NXP Semiconductors N.V., announced our intention to sell the Sound Solutions business to Knowles Electronics for $855 million in cash. As part of that deal, Knowles Electronics will enter into a supplier agreement with NXP for Mobile Audio ICs like MEMS microphone drivers and smart speaker drivers.

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

In addition, on a limited basis, we also produce and sell wafers and packaging services to our divested businesses (currently Trident, ST-Ericsson and DSPG) in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenues from these sources are expected to decline. We currently have three agreements relating to servicing our divested businesses. The term of the agreements in each case is three years. Our agreement with DSPG expired in December 2010 (although we have an ongoing obligation to supply services relating to certain specialty processes until December 2014), our agreement with ST-Ericsson expires in August 2011 and our agreement with Trident expires in January 2013. In the future, we expect to outsource an increased part of our internal demand for wafer foundry and packaging services to third-party manufacturing sources in order to increase our flexibility to accommodate increased demand mainly in our High-Performance Mixed-Signal and to a lesser extent in Standard Products businesses.

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

The following table shows selected key information with respect to our major front-end and back-end facilities:

Site	Ownership	Wafer sizes used	Line widths used (vm)	Technology
			(Microns)
Front-end
Singapore(1)	61.2%	8”	0.14-0.25	CMOS
Jilin, China(2)	60%	5”	>4	Bipolar
Nijmegen, the Netherlands	100%	8”	0.14-0.80	CMOS, BiCMOS, LDMOS
Nijmegen, the Netherlands	100%	6”	0.50-3.0	CMOS
Hamburg, Germany	100%	6”/8”	0.5-3.0	Discretes, Bipolar
Manchester, United Kingdom	100%	6”	0.5	Power discretes

Back-end(3)
Kaohsiung, Taiwan	100%	—	—	Leadframe-based packages and ball grid arrays
Bangkok, Thailand	100%	—	—	Low-pin count leadframes
Hong Kong, China	100%	—	—	Pilot factory discrete devices
Guangdong, China	100%	—	—	Discrete devices
Seremban, Malaysia	100%	—	—	Discrete devices
Cabuyao, Philippines	100%	—	—	Power discretes, sensors and RF modules processes

(1)	Joint venture with TSMC; we are entitled to 60% of the joint venture’s annual capacity.
(2)	Joint venture with Jilin Sino-Microelectronics Co. Ltd.; we own 60% of the joint venture’s annual capacity.
(3)	In back-end manufacturing we entered into a joint venture with ASE in Suzhou (ASEN), in which we currently hold a 40% interest.

We use a large number of raw materials in our front- and back-end manufacturing processes, including silicon wafers, chemicals, gases, lead frames, substrates, molding compounds and various types of precious and other metals. Our most important raw materials are the raw, or substrate, silicon wafers we use to make our semiconductors. We purchase these wafers, which must meet exacting specifications, from a limited number of suppliers in the geographic region in which our fabrication facilities are located. At our wholly owned fabrication plants, we use raw wafers ranging from 6 inches to 8 inches in size, while our joint venture plants use wafers ranging from 5 inches to 8 inches. In addition, our SSMC wafer fab facility, which produces 8 inch wafers, is jointly owned by TSMC and ourselves. We are leveraging our experience in that fab facility in optimizing our remaining wholly owned Nijmegen and Hamburg wafer fabs. Our other two remaining fabs are small and are focused exclusively on manufacturing power discretes. Emerging fabrication technologies employ larger wafer sizes and, accordingly, we expect that our production requirements will in the future shift towards larger substrate wafers.

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

In addition to our semiconductor fabrication facilities, we also operate certain non-semiconductor manufacturing plants, which produce mobile speakers for our Sound Solutions business and CAN tuners for our NuTune joint-venture with Technicolor. We announced in December 2010 the sale of both these businesses, and the dedicated related fabrication facilities have moved to the acquirers of those businesses.

Corporate and Other

We also sold CAN tuners through our former joint venture NuTune and software solutions for mobile phones through our NXP Software business. On December 22, 2010, we announced the sale of NuTune to AIAC. NuTune represented approximately half of Corporate and Other revenues in 2010.

The NXP Software solutions business develops audio and video multimedia solutions that enable mobile device manufacturers to produce differentiated hand held products that enhance the end-user experience. Our software has been incorporated into over 750 million mobile devices produced by the world’s leading mobile device manufacturers.

Sales, Marketing and Customers

We market our products worldwide to a variety of OEMs, ODMs, contract manufacturers and distributors. We generate demand for our products by delivering High-Performance Mixed-Signal solutions to our customers, and supporting their system design-in activities by providing application architecture expertise and local field application engineering support. We have 39 sales offices in 30 countries.

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

Our sales and marketing strategy focuses on deepening our relationship with our top OEMs and electronic manufacturing service customers and distribution partners and becoming their preferred supplier, which we believe assists us in reducing sales volatility in challenging markets. We have long-standing customer relationships with most of our customers. Our 10 largest direct customers are Apple, Bosch, Continental, Delphi, Harman/Becker, Nokia, Panasonic, Philips, Sony and Samsung. When we target new customers, we generally focus on companies that are leaders in their markets either in terms of market share or leadership in driving innovation. We also have a strong position with our distribution partners, being the number two semiconductor supplier (other than microprocessors) through distribution worldwide. Our key distribution partners are Arrow, Avnet, Digi-Key, Future, Mouser, Premier Farnell and WPG.

Based on total revenues during 2010, excluding the divestiture of our television systems and set-top box business lines to Trident, our top 40 direct customers accounted for 49% of our total revenues, our ten largest direct customers accounted for approximately 27% of our total revenues and no customer represented more than 10% of our total revenues. We generated approximately 22% of our total revenues through our four largest distribution partners, and another 9% with our other distributors.

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

Our key competitors in alphabetical order include Analog Devices Inc., Atmel Corporation, Entropic Communications Inc., Fairchild Semiconductors International Inc., Freescale, Infineon, International Rectifier Corporation, Linear Technology Corporation, Maxim Integrated Products, Inc., MaxLinear, Inc., Microtune Inc., National Semiconductor, NEC Corporation, ON Semiconductor Corporation, Power Integrations Inc., ROHM Co., Ltd., Samsung, Silicon Laboratories Inc., STMicroelectronics and Texas Instruments Incorporated.

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

Set forth below are descriptions of the Company’s most important legal proceedings pending as per December 31, 2010, for which the related loss contingency is either probable or reasonably possible, including the legal proceedings for which accruals have been made:

•

In June 2010, Exatel Visual Systems, Ltd. filed a complaint against our subsidiary NXP Semiconductors USA, Inc. and Trident Microsystems, Inc. in the Superior Court for the State of California (No. 1-10-CV-174333), alleging the following five counts: (1) breach of contract, (2) breach of implied covenant of good faith and fair dealing, (3) fraud by misrepresentation and concealment, (4) negligent misrepresentation, and (5) breach of fiduciary duty. The complaint arises from a series of alleged transactions between Exatel Visual Systems, Ltd. and NXP Semiconductors USA, Inc.’s predecessor, Conexant Systems, Inc. pertaining to a joint product development project they undertook commencing in 2007. On February 8, 2010 the development activities concerned were transferred to Trident Microsystems, Inc. NXP Semiconductors USA, Inc. and Trident Microsystems, Inc. have each tendered an indemnity claim to the other for damages and fees arising out of the lawsuit pursuant to a contractual indemnity agreement between them. Both have refused. Prior to the hearing on demurrer, Exatel Visual Systems, Ltd. dismissed NXP Semiconductors USA, Inc. without prejudice from the lawsuit and agreed to arbitration after NXP Semiconductors USA, Inc. filed a motion to compel arbitration for the claims against it pursuant to contractual arbitration provisions within the relevant contracts. On December 7, 2010, the court sustained Trident Microsystems, Inc.’s demurrer as to all causes of action, with leave to amend. Exatel Visual Systems, Ltd. has filed an amended complaint. A hearing is set for June 23, 2011.

•

Three former employees of Signetics Corp, a predecessor of NXP Semiconductors USA, Inc. and their respective children each separately filed various counts against NXP Semiconductors USA, Inc. (negligence, premises liability, strict liability, abnormal and ultra dangerous activity, willful and wanton misconduct and loss of consortium) asserting exposure to harmful chemicals and substances while the employees concerned were working in a factory “clean room” of Signetics Corp., resulting in alleged physical injuries and eventual birth defects to their children (cases No. N09C-10-032 JRJ, N10C-05-137 JRJ and 1-10-CV-188679). Initial discovery has commenced by both sides in case number No. N09C-10-032 JRJ before the Superior Court of the State of Delaware, including request for documents and interrogatories. Actual substantive responses are pending. The Delaware Court has set trial date for October 7, 2013 in case No. N10C-10-032 JRJ. The Santa Clara County Superior Court has scheduled a case management conference on June 28, 2011. We expect that the Court will set the discovery and motion practice schedule during such conference. No trial dates have been scheduled in any of the above referenced cases.

•

On October 13, 2006, NXP Semiconductors Netherlands B.V. received a writ of summons and statement of claim from two Dutch companies, Semiconductors Ideas to the Market B.V. and Yellow Dwarf Group B.V., asserting that NXP Semiconductors Netherlands B.V. had acquired an exclusive license to a patent and technology from the claimants with the intention to keep claimants’ technology from the market. Additionally, claimants assert that NXP Semiconductors Netherlands B.V. should be held liable for damages and lost profits resulting from a breach of contract. In an interim ruling, the district court in ‘s-Hertogenbosch in the Netherlands in case number 149 795/HA ZA 06-2205 ruled that NXP Semiconductors Netherlands B.V. would only be liable in the event of gross negligence in its efforts to market claimants’ technology. In order to assess if there was gross negligence on the side of NXP Semiconductors Netherlands B.V. an expert was appointed by the district court in ‘s-Hertogenbosch in the Netherlands . This report was completed and filed with the district court in ‘s-Hertogenbosch on November 18, 2010. Claimants have been invited to file a reaction statement to that report.

•

Norit Winkelsteeg B.V. and Vitens N.V. alleged that NXP Semiconductors Netherlands B.V. breached a contract it had entered into with them to build a so-called “permeate-water” factory or, in the alternative, had terminated negotiations to enter into such contract in bad faith. Claimants hold NXP Semiconductors Netherlands B.V. liable for all costs, expenses and damages, including loss of profit. In an interim judgment dated January 27, 2009, the Court of Appeal in Arnhem recognized that part of the claim related to costs and expenses could be rewarded but the Court further stated that reticence must be observed in awarding compensation for loss of profits. Court appearance is adjourned.

•

In 2007, certain former employees of NXP Semiconductors France SAS employed by an subsidiary of the DSP Group, Inc. filed a claim against NXP Semiconductors France SAS before the Tribunal de Grand Instance in an emergency procedure (procédure referée) to demand re-integration within NXP Semiconductors France SAS, following the closure of the DSP Group’s activities in France and the consequent termination of their employment agreements. The claim was denied by the Tribunal de Grand Instance. The employees concerned then brought the same claim before the Social Court (Conseil de Prud’hommes) in Caen which, on April 27, 2010, also ruled in favor of NXP Semiconductors France SAS. The claimants filed for an appeal on May 18, 2010, which is still pending.

•

ILM Technologies France S.à r.l. and AMO Consulting S.à r.l. filed a complaint against NXP Semiconductors France SAS with the Commercial Court (Tribunal du Commerce) of Mans, in France, in November 2007 for breach of a services contract without cause. ILM Technologies France S.a r.l. and AMO Consulting S.a r.l. lost the case in first instance on March 30, 2009 and, in appeal on October 19, 2010, with the Court of Appeal (Cour d’Appel) in Angers, France. ILM Technologies France S.à r.l and AMO Consulting S.à r.l. filed for appeal in last resort with the Supreme Court (Cour de Cassation).

In addition, we are the subject of an investigation by the European Commission in connection with alleged violations of competition laws in connection with the smart card chips we produce. The European Commission stated in its release of January 7, 2009, that it would start investigations in the smart card chip sector because it has reason to believe that the companies concerned may have violated European Union competition rules, which prohibits certain practices such as price fixing, customer allocation and the exchange of commercially sensitive information. As a company active in the smart card chip sector, we are subject to the ongoing investigation. We are cooperating in the investigation. We have received written requests for information from the European Commission and are co-operating with the European Commission in answering these requests.

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

Soil and groundwater contamination has been identified at our property in Hamburg, Germany and our former property in Caen, France. At our Hamburg location, the remediation process has been ongoing for several years and is expected to continue for a further 25 years at a cost of approximately $1 million per year. At our former property in Caen, France, we continue to bear some responsibility for groundwater pollution. Although at present we are only required to monitor the status of the pollution, the environmental agency may require us to remediate the pollution in the future. Further, we may be required to remediate soil contamination on this property. We estimate that our aggregate potential liability in respect of this property will not be material.

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

Asbestos contamination has been found in certain parts of our properties in Hazelgrove and Southampton in the United Kingdom and in Nijmegen, the Netherlands. In the United Kingdom, we will be required to dispose of the asbestos when the buildings currently standing on the property are demolished. We estimate our potential liability will not be material. In the Netherlands, we will be required to remediate the asbestos contamination at a leased property, upon termination of the lease. The lease is not expected to end soon and we estimate the cost of remediation will not be material.

Climate change poses both regulatory and physical risks that could harm our results of operations or affect the way we conduct our business. In addition to the possible direct economic impact that climate change could have on us, climate change mitigation programs and regulation may increase our costs. For example, the cost of perfluorocompounds (PFCs), a gas that we use in our manufacturing, could increase over time under some climate-change-focused emissions trading programs that may be imposed by government regulation. If the use of PFCs is prohibited, we would need to obtain substitute materials that may cost more or be less available for our manufacturing operations. We also see the potential for higher energy costs driven by climate change regulations. Our costs could increase if utility companies pass on their costs, such as those associated with carbon taxes, emission cap and trade programs, or renewable portfolio standards.

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

CORPORATE STRUCTURE

The following chart reflects our corporate structure as per December 31, 2010.

Public investors
Private Investors (1)
PPTL Investment LP (2)
Employees, Directors and Management Foundations (3)
NXP Semiconductors N.V.
NXP B.V. (the Issuer)
Indebtedness
• Secured Revolving Credit Facility/Forward Start Revolving Credit Facility
• Term Credit Facility
• Super Priority Notes
• Secured Notes
• Unsecured Notes
Material Subsidiaries
NXP Semiconductors Netherlands B.V.
NXP Semiconductors Austria GmbH (4)
NXP Semiconductors France SAS
NXP Semiconductors Germany GmbH
NXP Semiconductors Hong Kong Ltd.
NXP Semiconductors Philippines Inc.
NXP Semiconductors Singapore Pte. Ltd.
NXP Semiconductors Taiwan Ltd.
NXP Manufacturing (Thailand) Ltd.
NXP Semiconductors UK Ltd.
NXP Semiconductors USA Inc.
Joint Ventures and Alliances
• Systems on Silicon Manufacturing Company Pte. Ltd. ("SSMC")
• ASEN Semiconductors Co. Ltd. ("ASEN")
• Advanced Semiconductor Manufacturing Corporation Ltd. ("ASMC")
• Jilin NXP Semiconductors Ltd. ("Jilin")
• Trident Microsystems Inc. ("Trident")

(1)	Includes the Private Equity Consortium, as well as certain co-investors. Some of the co-investors in NXP Semiconductors N.V. have recently sold all or part of their shares of our common stock, in accordance with the applicable securities law exemptions from registration.

(2)	PPTL Investment LP is a Scottish law limited partnership of which PPTL Investment Limited is the general partner and Philips Pension Trustees Limited (in its capacity as the trustee of the Philips Pension Fund) is the sole limited partner investor. On September 7, 2010, Philips Pension Trustees Limited purchased Philips’ 42,715,650 shares of common stock in NXP Semiconductors N.V. (“Transfer Shares”) in a private transaction. In a subsequent private transaction, on October 29, 2010, PPTL Investment LP purchased the Transfer Shares from Philips Pension Trustees Limited by way of a transfer agreement, to which also Philips was a party. PPTL Investment LP acquired the Transfer Shares for the purpose of owning and managing such assets as may be contributed to Philips Pension Trustees Limited. The business address of PPTL Investment LP is 15 Atholl Crescent Edinburgh EH3 8HA, United Kingdom.
(3)	The management foundations are two foundations that hold shares of NXP Semiconductors N.V. on behalf of participants in our management equity stock option plan (“Management Equity Stock Option Plan”) and our Long-Term Incentive Plan 2010. For a more detailed description of these plans, see “Part I—Item 6. Management—B. Compensation—Share Based Compensation Plans”.
(4)	We and Dover Corporation (NYSE:DOV) have announced on December 22, 2010, that we, together with our holding company NXP Semiconductors N.V., have signed a definitive agreement whereby Dover Corporation’s affiliate, Knowles Electronics, will acquire our Sound Solutions business. Consequently, all the shares in NXP Semiconductors Austria GmbH will transfer to a subsidiary of Dover Corporation.

D. Property, plants and equipment.

We own approximately 6.3 million square feet of building space in nine countries, and lease approximately 3.3 million square feet of building space in 25 countries. The following table sets out our principal real property holdings as of December 31, 2010:

Location	Use	Owned/leased	Building space (square feet)
Eindhoven, the Netherlands	Headquarters	Leased	258,848
Hamburg, Germany	Manufacturing	Owned	766,092
Nijmegen, the Netherlands	Manufacturing	Owned	2,199,623
Singapore	Manufacturing	Leased	864,348
Bangkok, Thailand	Manufacturing	Owned	604,231
Cabuyao, Philippines	Manufacturing	Owned	523,981
Kaohsuing, Taiwan	Manufacturing	Leased	578,912
Manchester, United Kingdom	Manufacturing	Owned	221,787
Jilin, China(1)	Manufacturing	Leased	138,783
Hong Kong, China	Manufacturing	Leased	240,000
Guangdong, China	Manufacturing	Leased	916,000
Seremban, Malaysia	Manufacturing	Owned	291,037
Beijing, China(2)	Manufacturing	Leased	267,418

(1)	Leased by the Jilin joint venture.
(2)	Leased by NXP Semiconductors (Beijing) Ltd. The shares of this subsidiary are intended to transfer to a subsidiary of Dover Corporation in connection with the contemplated sale of our Sound Solutions business to Dover Corporation. The lease is intended to transfer accordingly.

In addition to the foregoing, we own or lease over 51 additional sites around the world for research and development, sales and administrative activities.

The following is a summary of the terms of our material lease agreements:

SSMC leases 840,743 square feet of space at 70 Pasir Ris Drive 1 in Singapore from Jurong Town Corporation for use as a manufacturing facility. The lease commenced on June 1, 1999 for a term of 30 years at an annual rental rate of 1,484,584 Singapore Dollars ($1,156,696), which amount is subject to revision up to, but not exceeding, 5% of the yearly rent for the immediately preceding year, on the anniversary of the lease commencement date.

We lease 916,000 square feet of manufacturing space through our subsidiary, NXP Semiconductors Guangdong Ltd., at Tian Mei High Tech, Industrial Park, Huang Jiang Town, Dongguan City, China, from Huangjiang Investment Development Company (“Huangjiang”). The lease commenced on October 1, 2003 for a term of 13 years at an annual rental rate calculated to be the greater of: (a) a yearly rental rate of RMB96 ($15) per square meter or (b) a yearly rent equal to 13% of the actual construction cost of the leased facility. The rental amount is subject to revision on an annual basis, subject to the interest rate Huangjiang must pay for loans used in the construction of the facilities agreed upon in the lease.

We lease approximately 267,418 square feet of manufacturing space through our subsidiary, NXP Semiconductors (Beijing) Ltd. at No. 20 Tong Ji Nan Lu of the Beijing Economic-Technical Development Area of China, from Beijing Economic-Technological Investment & Development Corporation. The lease commenced on September 15, 2009, for a five year term. From commencement of the lease to June 30, 2012, the rent is RMB 99,375.64 ($15,081) per month, subject to certain conditions under the lease. On July 1, 2012, the rent shall increase to RMB 1,018,600.31 ($154,579) per month for the remainder of the lease term.

We lease 187,234 square feet of public land and manufacturing space through our subsidiary, NXP Semiconductors Taiwan Ltd., located in Nanzi Manufacturing and Export Zone, Taiwan, from the Export Processing Zone Administration, Ministry of Economic Affairs). We lease the manufacturing space and its associated parcels of land in a series of leases, the earliest of which commenced on March 13, 2000 and the last of which expires on September 30, 2018. Our monthly rental rate on the combined leases is 3,582,979 New Taiwan Dollars ($123,147) per month plus a 5% business tax applicable thereto as from July 1, 2008. We also own 176,516 square feet of land and manufacturing space located in Nanzi Manufacturing and Export Zone, Taiwan.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

A. Operating results.

Basis of Presentation

New Segments

On January 1, 2010, we reorganized our prior segments into four reportable segments in compliance with FASB ASC Topic 280. We have two market-oriented business segments, High-Performance Mixed-Signal and Standard Products and two other reportable segments, Manufacturing Operations and Corporate and Other. See “Part I—Item 4. Information on the Company—A. History and development of the Company—Reporting Segments”. The presentation of our financial results and the discussion and analysis of our financial condition and results of operations have been restated to reflect the new segments.

Discontinued Operations

On December 22, 2010, we, together with our holding company NXP Semiconductors N.V., signed a definitive agreement whereby Knowles Electronics will acquire our Sound Solutions business. The transaction is currently anticipated to close early July 2011. The financial results attributable to our interest in our Sound Solutions business (formerly included in our Standard Products segment) have been presented and separated as discontinued operations in the consolidated financial statements. The previous years have been restated accordingly.

Significant Divestments

2010:

•	Our Sound Solutions business to be acquired by Knowles Electronics; and

•	Major portion of our former Home segment sold to Trident Microsystems, Inc.

2008:

•	Wireless operations of our former Mobile & Personal segment contributed to the ST-NXP Wireless joint venture.

Initial Public Offering (IPO)

On August 10, 2010, our holding company NXP Semiconductors N.V. completed its initial public offering of 34 million shares of common stock priced at $14 per share. The shares are traded on the NASDAQ Global Select Market under the ticker symbol “NXPI.” This resulted in net proceeds of $448 million, after deducting underwriting discounts and commissions and offering expenses totaling $28 million. These proceeds have been contributed to us as a capital contribution in excess of par value and used by us to improve our capital structure by retiring a portion of our long-term indebtedness in a series of privately negotiated purchases.

Use of Certain Non-GAAP Financial Measures

Comparable revenue growth is a non-GAAP financial measure that reflects the relative changes in revenues between periods adjusted for the effects of foreign currency exchange rate changes and material acquisitions and divestments, combined with reclassified product lines (which we refer to as consolidation changes). Our revenues are translated from foreign currencies into our reporting currency, the U.S. dollar, at monthly exchange rates during the respective years. As such, revenues as reported are impacted by significant foreign currency movements year over year. In addition, revenues as reported are also impacted by material acquisitions and divestments. We believe that an understanding of our underlying revenues performance on a comparable basis year over year is enhanced after these effects are excluded.

We understand that, although comparable revenue growth is used by investors and securities analysts in their evaluation of companies, this concept has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of our results of operations as reported under U.S. GAAP. Comparable revenue growth should not be considered as an alternative to nominal revenue growth, or any other measure of financial performance calculated and presented in accordance with U.S. GAAP. Calculating comparable revenue growth involves a degree of management judgment and management estimates and you are encouraged to evaluate the adjustments we make to nominal revenue growth and the reasons we consider them appropriate. Comparable revenue growth may be defined and calculated differently by other companies, thereby limiting its comparability with comparable revenue growth used by such other companies.

Net debt is a non-GAAP financial measure and represents total debt (short-term and long-term debt) after deduction of cash and cash equivalents. Management believes this measure is a good reflection of our net leverage.

Factors Affecting Comparability

Economic Downturn

In 2010, the overall market recovery had a positive impact on our revenues and operating income, which had been negatively affected by the global economic downturn in 2008 and 2009. This also affected the utilization levels of our factories during the second half of 2008 and the first half of 2009. During the second half of 2009, our revenues partly recovered due to replenishment of inventory by our customers, market share gains driven by design wins across a wide range of our business lines and the economic recovery generally. This also had a positive impact on our factory utilization levels.

Restructuring and Redesign Program

Since our separation from Philips, we have taken significant steps to reposition our businesses and operations through a number of acquisitions, divestments and restructurings. As a result of the Redesign Program and other restructurings, costs were reduced significantly, driven by reduced costs in manufacturing, research and development and selling, general and administrative activities. The Redesign Program, announced in September 2008, was our response to a challenging economic environment and the refocusing and resizing of our business.

Due to the continuing adverse market conditions in the first half of 2009, steps were taken to accelerate certain aspects of the Redesign Program and expand it to include other restructuring activities. As a result of the expanded Redesign Program, approximately $794 million in annualized savings have been achieved by end of year 2010, as compared to our annualized third quarter results for 2008, which was the quarter during which we contributed our wireless operations to ST-NXP Wireless. We expect to realize additional annual savings from, amongst others, further rationalizing of central support functions, such as IT, supply chain management, and corporate overhead. Through December 31, 2010, $656 million have been paid related to the accelerated and expanded Redesign Program and other restructuring activities.

Capital Structure

As of December 31, 2010, the book value of our total debt was $4,551 million and included $423 million of short-term debt and $4,128 million of long-term debt. This is $732 million lower than the book value of our total debt of $5,283 million as of December 31, 2009.

In 2010, the initial public offering by our holding company NXP Semiconductors N.V. of 34 million shares of common stock and the subsequent capital contribution in excess of par value to us, as well as the issuance of a new bond, the 2018 Dollar Fixed Rate Secured Notes, which increased the book value of our long-term debt by $1,000 million, enabled us to reduce part of an outstanding long term debt through individually negotiated transactions. The effect of foreign exchange differences also reduced our long-term debt by $138 million, while an accrual of debt discount increased our long-term debt by $15 million in 2010. In China, we borrowed $18 million in order to repay a loan to NXP Semiconductors (Beijing) Ltd., which increased our total debt in 2010. In 2010, total debt was also reduced by $187 million in short-term debt, of which $200 million consisted of a repayment under our Secured Revolving Credit Facility. See “Part I—Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Position”.

As a result of the individually negotiated cash buy-backs and favorable interest rates, also our full year net interest expense was reduced from $475 million in 2008 to $359 million in 2009 and $318 million in 2010.

The total amount of cash used in 2010 as a result of the individually negotiated cash buy-backs amounted to $1,383 million. The total gain on these transactions recognized in 2010 was $57 million, compared to $1,020 million in 2009. The net cash proceeds from the issuance of the 2018 Dollar Fixed Rate Secured Notes in 2010 amounted to $974 million.

In 2009, through a combination of cash buy-backs and debt exchange offers, we were able to reduce our total long-term debt by $1,331 million. This was partially offset by the negative impact of foreign exchange of $32 million and an $8 million accrual of debt discount. In 2009, the reduction in total debt was also partially offset by an increase of $207 million in short-term debt, of which $200 million consisted of a drawdown under our Secured Revolving Credit Facility.

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

The determination of the fair value of the reporting unit requires us to make significant judgments and estimates including projections of future cash flows from the business. We base our estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates. In addition, we make judgments and assumptions in allocating assets and liabilities to each of our reporting units. The key assumptions considered for computing the fair value of reporting units include: (a) cash flows based on financial projections for periods ranging from 2010 through 2013 and which were extrapolated until 2021, (b) terminal values based on terminal growth rates not exceeding 3% and (c) discount rates based on the weighted average cost of capital ranging from 11.7% to 13.5%. A sensitivity analysis, in which long-term growth rates become approximately zero and the weighted average cost of capital is increased by 200 basis points, indicates that for all reporting units, the fair value exceeds the book value substantially.

Based on the impairment analysis in the third and fourth quarter of 2010, we have concluded that there is no impairment required in 2010 because the fair value significantly exceeded the carrying value.

In 2009, following the announcement to sell a major portion of our former Home segment to Trident, the assets and liabilities to be divested were reported as held for sale at fair value less cost to sell. For these assets held for sale, an impairment of $69 million was recorded in 2009 and included in the segment Divested Home Activities.

The goodwill impairment analysis in 2008 led to an impairment of $430 million, of which $381 million related to our former Home segment, $144 million of this amount was subsequently re-allocated to the High-Performance Mixed-Signal segment, $160 million was re-allocated to the Divested Home Activities and $77 million was re-allocated to the Corporate and Other segment. The remaining goodwill impairment of $49 million in 2008 was related to the Corporate and Other segment.

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

Other Significant Acquisitions and Divestments

•	2010

On December 22, 2010, we, together with our holding company NXP Semiconductors N.V., signed a definitive agreement whereby Knowles Electronics, an affiliate of Dover Corporation, will acquire our Sound

Solutions business, a leading provider of speaker and receiver components for the mobile handset market. Under the terms of the agreement, Knowles Electronics will acquire Sound Solutions for $855 million in cash.

The financial results attributable to the Company’s interest in Sound Solutions, formerly included in NXP’s Standard Products segment, have been presented as discontinued operations. The transaction is currently anticipated to close early July 2011.

On December 20, 2010, we completed the sale of our 55% shareholding in the NuTune joint venture. This joint venture represented the combination of our CAN tuner modules operation with those of Technicolor (formerly Thomson S.A.).

In September 2010, we sold all of the Virage Logic Corporation (“Virage Logic”) shares that we held.

On February 8, 2010, we completed the transaction to sell the television systems and set-top-box business lines, which were included in our former business segment Home, to Trident Microsystems, Inc., which is listed on the NASDAQ in the United States. After completion of this transaction, we held approximately 60% of the outstanding common stock of Trident. The total consideration related to this transaction was a net payment of $54 million (of which $7 million was paid afterwards) and a receipt of a 60% shareholding in Trident valued at $177 million, based on the quoted market price at the transaction date.

•	2009

On November 16, 2009, we completed our strategic alliance with Virage Logic and obtained approximately 9.8% of Virage Logic’s outstanding common stock. This transaction included the transfer of our advanced CMOS horizontal intellectual property and development team in exchange for the rights to use Virage Logic’s intellectual property and services. Virage Logic is a provider of both functional and physical semiconductor intellectual property for the design of complex integrated circuits. The shares of Virage Logic are listed on the NASDAQ Global Market. Considering the terms and conditions agreed between the parties, we accounted for our investment in Virage Logic at cost.

•	2008

On September 1, 2008, we completed the combination of our CAN tuner modules operation with those of Technicolor S.A., formerly known as Thomson S.A. (“Technicolor”) operating in a new joint venture named NuTune. Until the sale in December, 2010, we had a 55% shareholding in NuTune, which was fully consolidated in our Corporate and Other segment.

On August 11, 2008, we completed our acquisition of the broadband media processing business of Conexant Systems, Inc. (“Conexant”), which provides solutions for satellite, cable and IPTV applications. These activities were included in our Divested Home Activities segment and a majority of these activities were transferred to Trident in February 2010.

On July 28, 2008, we combined our key wireless operations with those of STMicroelectronics N.V. (“STMicroelectronics”) to form a new joint-venture company, at that time named ST-NXP Wireless, into which we contributed businesses and assets forming a substantial portion of our former Mobile & Personal segment (our sound solutions, mobile infrastructure and amplifiers businesses were not contributed and are now part of our High-Performance Mixed-Signal and Standard Products segments). We received a 20% ownership interest in the joint venture and a cash consideration of $1.55 billion in connection with the divestment. Effective February 2, 2009, STMicroelectronics purchased our remaining stake in the joint venture (subsequently renamed “ST-Ericsson”) for a purchase price of $92 million.

In January 2008, we completed the acquisition of GloNav, Inc. (“GloNav”) a U.S.-based fabless semiconductor company developing single-chip solutions for global positioning systems and other satellite navigation systems. The activities of this new acquisition were included in the former Mobile & Personal segment and were subsequently transferred to ST-NXP Wireless on July 28, 2008.

The acquisitions described above have been accounted for using the acquisition method. Accordingly, the respective purchase prices have been “pushed down” within the NXP group and allocated to the fair value of assets acquired and liabilities assumed. Adjustments in fair values associated with our Formation and these acquisitions had a negative impact on our 2010 operating income of $302 million, compared to $371 million in 2009 and $658 million in 2008, due to additional amortization and depreciation charges. This was partly offset by the tax effect on the purchase price adjustments. As used in this discussion, the term “PPA effect” includes the cumulative net effect of acquisition accounting applied to these acquisitions, as well as the Formation. Certain PPA effects are recorded in our cost of revenues, which affect our gross profit and operating income, and other PPA effects are recorded in our operating expenses, which only affect our operating income.

PPA effects

The table below depicts the PPA effects per year and the line items in the statement of operations. Substantially all of the PPA effect is related to the Company’s Formation.

Effects of PPA on statement of operations

(in millions of USD)	2008	2009	2010
Gross profit	(151)	(69)	(21)
Research and development expenses	(26)	—	—
General and administrative expenses	(481)	(302)	(281)

Operating income (loss)	(658)	(371)	(302)

The PPA effect on the Company’s gross profit refers to additional depreciation charges on tangible fixed assets, resulting from the step-up in fair values. The PPA effect in research and development expenses represents the write-off of in-process R&D. The amortization charges related to long-lived intangible assets are reflected in general and administrative expenses.

Effects of PPA on operating income (loss) per segment

(in millions of USD)	2008	2009	2010
High-Performance Mixed-Signal	(239)	(218)	(222)
Standard Products	(50)	(61)	(54)
Manufacturing Operations	(134)	(83)	(25)
Corporate and Other	(12)	(2)	(1)
Divested Home Activities	(69)	(7)	—
Divested Wireless Activities	(154)	—	—

Operating income (loss)	(658)	(371)	(302)

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

Certain of these restructuring and other incidental items are recorded in our cost of revenues, which affects our gross profit and operating income, while certain other restructuring and other incidental items are recorded in our operating expenses, which only affect our operating income.

Research and Development

The divestment of our Wireless Activities and Home Activities in 2008 and 2010, respectively, resulted in a reduction of our research and development expenses. These divested activities accounted for $538 million of research and development expenses in 2008 (of which $319 million related to our Divested Wireless Activities and $219 million related to our Divested Home Activities), $239 million in 2009 and $16 million until February 8, 2010 (both of which related to our Divested Home Activities). This reduction in research and development expenses is in addition to our cost savings from the Redesign Program.

Statement of Operations Items

Revenues

Our revenues are primarily derived from sales of our semiconductor and other components to OEMs and similar customers, as well as from sales to distributors. Our revenues also include sales from wafer foundry and packaging services to our divested businesses, which are reported under our segment Manufacturing Operations.

Cost of Revenues

Our cost of revenues consists primarily of the cost of semiconductor wafers and other materials, and the cost of assembly and test. Cost of revenues also includes personnel costs and overhead related to our manufacturing and manufacturing engineering operations, related occupancy and equipment costs, manufacturing quality, order fulfillment and inventory adjustments, including write-downs for inventory obsolescence, gains and losses due to conversion of accounts receivable and accounts payable denominated in currencies other than the functional currencies of the entities holding the positions, gains and losses on cash flow hedges that hedge the foreign currency risk in anticipated transactions and subsequent balance sheet positions, and other expenses.

Gross Profit

Gross profit is our revenues less our cost of revenues, and gross margin is our gross profit as a percentage of our revenues. Our revenues include sales from wafer foundry and packaging services to our divested businesses, which are reported under our segment Manufacturing Operations. In accordance with the terms of our divestment agreements, because the sales to our divested businesses are at a level approximately equal to their associated cost of revenues, there is not a significant contribution to our gross profit from these specific sales and hence they are dilutive to our overall company gross margin. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenues from these sources are expected to decline, and, therefore, the dilutive impact on gross profit is expected to decrease over time.

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

Selling Expenses

Our sales and marketing expense consists primarily of compensation and associated costs for sales and marketing personnel including field application engineers and overhead, revenues commissions paid to our independent sales representatives, costs of advertising, trade shows, corporate marketing, promotion, travel related to our sales and marketing operations, related occupancy and equipment costs and other marketing costs.

General and Administrative Expenses

Our general and administrative expense consists primarily of compensation and associated costs for management, finance, human resources and other administrative personnel, outside professional fees, allocated facilities costs and other corporate expenses. General and administrative expenses also include amortization and impairment charges for intangible assets other than goodwill, impairment charges for goodwill and impairment charges for assets held for sale.

Other Income (Expense)

Other income (expense) primarily consists of gains and losses related to divestment of activities and subsidiaries, as well as gains and losses related to the sale of long-lived assets and other non-recurring items.

Operating Income (Loss)

Operating income (loss) from operations is our gross profit less our operating expenses (which consist of selling expenses, general and administrative expenses, research and development expenses and write-offs of acquired in-process research and development activities), plus other income (expense).

Extinguishment of Debt

Extinguishment of debt is the gain or loss arising from the exchange or repurchase of our bonds, net of write downs for the proportionate costs related to the initial bond issuances.

Other Financial Income (Expense)

Other financial income (expense) consists of interest earned on our cash, cash equivalents and investment balances, interest expense on our debt (including debt issuance costs), results on the sale of securities, gains and losses due to foreign exchange rates, other than those included in cost of revenues, and certain other miscellaneous financing costs and income.

Provision for Income Taxes

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

Net Income (Loss) from Discontinued Operations

Net income (loss) from discontinued operations represents the financial results of the Sound Solution business. On December 22, 2010, we, together with our holding company NXP Semiconductors N.V., signed a definitive agreement whereby Knowles Electronics will acquire our Sound Solutions business.

Net Income (Loss)

Net income (loss) is the aggregate of operating income (loss), financial income (expense), income tax benefit (expense), results relating to equity-accounted investees, gains or losses resulting from a change in accounting principles, extraordinary income (loss) and gains or losses related to discontinued operations.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009 for the Group

Revenues

The following table presents the aggregate revenues by segment for the years ended December 31, 2010 and 2009.

	For the year ended December 31,
	2009			2010
($ in millions, unless otherwise stated)	Revenues	% nominal growth	% comparable growth	Revenues	% nominal growth	% comparable growth
High-Performance Mixed-Signal	2,011	(19.9)	(18.2)	2,846	41.5	43.4
Standard Products	567	(25.0)	(23.6)	848	49.6	52.0
Manufacturing Operations	324	—	(29.0)	525	62.0	(13.3)
Corporate and Other	165	(24.7)	(58.3)	136	(17.6)	(12.7)
Divested Home Activities	452	(10.0)	(22.7)	47	—	—

Total	3,519	(31.1)	(22.6)	4,402	25.1	36.1

The following table summarizes the calculation of comparable revenue growth and provides the reconciliation from nominal revenue growth, the most directly comparable financial measure presented in accordance with U.S. GAAP, for the years presented:

	For the year ended December 31,
(in %)	2009	2010
Nominal revenue growth	(31.1)	25.1
Effects of foreign currency exchange rate changes(1)	1.3	1.7
Consolidation changes(2)	7.2	9.3

Comparable revenue growth(3)	(22.6)	36.1

(1)	Reflects the currency effects that result from the translation of our revenues from foreign currencies into our reporting currency, the U.S. dollar, at the monthly exchange rates during the respective years.
(2)	Reflects the relative changes in revenues between periods arising from the effects of material acquisitions and divestments and reclassified product lines. For an overview of our significant acquisitions and divestments, see “Part I—Item 5. Operating and Financial Review and Prospects—A. Operating results—Factors Affecting Comparability—Effect of Acquisition Accounting”.
(3)	Comparable revenue growth reflects the relative changes in revenues between periods adjusted for the effects of foreign currency exchange rate changes, material acquisitions and divestments and reclassified product lines. Our revenues are translated from foreign currencies into our reporting currency, the U.S. dollar, at the monthly exchange rates during the respective years. As a result of significant currency movements throughout the year and the impact of material acquisitions and divestments on comparable revenue figures, we believe that an understanding of our revenues performance is enhanced after these effects are excluded.

Revenues were $4,402 million in 2010 compared to $3,519 million in 2009, a nominal increase of 25.1%, and a comparable increase of 36.1%. This increase in revenues was due to the overall market recovery, our ability to ramp up production to meet higher demand and our share gains across a wide range of our business lines.

The increase in our total revenues was partly offset by the divestment of a major portion of our former Home segment to Trident on February 8, 2010. Revenues of these Divested Home Activities amounted to $47 million in 2010 compared to $452 million in 2009. However, NXP agreed to continue supplies for the related divested activities and these amounted to $244 million in 2010, compared to nil in 2009 and are reported under the Manufacturing Operations segment. Furthermore, revenues in 2010 compared to 2009 were also affected by unfavorable currency effects of $51 million.

Gross Profit

Our gross profit increased to $1,823 million in 2010, or 41.4% of our revenues, from $898 million in 2009, or 25.5% of our revenues, Our gross profit as a percentage of our revenues were impacted by the dilutive effect of our Manufacturing Operations segment. The PPA effects that were included in our gross profit amounted to $21 million in 2010, compared to $69 million in 2009. Also included in our gross profit were restructuring and other incidental items, which amounted to an aggregate cost of $31 million in 2010 and were mainly related to process and product transfer costs and other restructuring costs as part of the Redesign Program. The restructuring and other incidental items included in our gross profit in 2009 amounted to an aggregate cost of $158 million and were largely related to process and product transfer costs and our exit of certain product lines in connection with our Redesign Program.

The increase in gross profit in 2010 was largely due to higher revenues and was supported by the cost reductions that we achieved as a result of the ongoing Redesign Program. Our factory utilization also improved from 60% in 2009 to 96% in 2010. The divestment of a major portion of our former Home segment to Trident also had an impact on our gross profit. These Divested Home Activities achieved a gross profit of $16 million until February 8, 2010, compared to a gross profit of $130 million for the full year of 2009.

Research and Development Expenses

Our research and development expenses were $568 million in 2010, or 12.9% of our revenues, compared to $764 million in 2009, or 21.7% of our revenues, in 2009. In 2010, research and development expenses included restructuring and other incidental items amounting to an aggregate income of $6 million. These were mainly due to the release of certain restructuring liabilities. The restructuring and other incidental items in 2009 amounted to an aggregate cost of $69 million and were mainly related to restructuring costs and merger and acquisition related costs.

The decline in research and development expenses was largely due to the divestment of a major portion of our former Home segment to Trident. Research and development expense for the Divested Home Activities amounted to $16 million in 2010 (until February 8, 2010) compared to $239 million in 2009. Further reductions in our research and development expenses were achieved as a result of our transaction with Virage Logic and our ongoing Redesign Program. However, these reductions were partly offset by higher investments in High-Performance Mixed-Signal applications.

Selling Expenses

Our selling expenses were $265 million in 2010, or 6.0% of our revenues, in 2010, compared to $271 million in 2009, or 7.7% of our revenues. We made additional investments in resources in our sales and marketing organization to execute our High-Performance Mixed-Signal strategy. We have created “application marketing” teams that focus on delivering solutions and systems reference designs that leverage our broad portfolio of products and better serve our customers with High-Performance Mixed-Signal solutions. The additional investment of resources in our sales and marketing organizations was offset by the effect of the divestment of a major portion of our former Home segment to Trident. Furthermore, selling expenses included certain restructuring and other incidental items, which amounted to an aggregate income of $2 million in 2010, compared to an aggregate cost of $9 million in 2009.

General and Administrative Expenses

General and administrative expenses amounted to $701 million in 2010, or 15.9% of our revenues, compared to $781 million in 2009, or 22.2% of our revenues. The PPA effects included in general and administrative expense amounted to $281 million in 2010, compared to $302 million in 2009. Furthermore, 2009 included an impairment charge related to assets held for sale amounting to $69 million related to the divestment of a major portion of our former Home segment. Also included in general and administrative expenses are the restructuring and other incidental items which amounted to an aggregate cost of $68 million in 2010 compared to an aggregate cost of $88 million in 2009. The restructuring and other incidental items in 2010 and 2009 were mainly related to certain divestment and acquisition related costs, IT system reorganization costs and other restructuring costs.

Other Income (Expense)

Other income and expense was a loss of $16 million in 2010, compared to a loss of $13 million in 2009. Included are incidental items, amounting to an aggregate cost of $19 million in 2010, compared to $20 million in 2009. The loss in 2010 was mainly related to the divestment of a major portion of our former Home segment, partly offset by gains on sale of certain tangible fixed assets. The loss in 2009 was related to the losses on the sale of various smaller businesses and gains on disposal of various tangible fixed assets.

Restructuring Charges

In 2010, we had restructuring charges of $7 million, mainly related to the divestment of a major portion of our former Home segment. Charges in previous years were mainly related to the ongoing Redesign Program of the Company and amounted to $112 million in 2009, compared to $610 million in 2008. These charges were offset by a release of restructuring liabilities of $40 million in 2010 compared to $92 million in 2009 and $16 million in 2008 and related to prior announced restructuring projects. In addition, we incurred $53 million of restructuring related costs in 2010 (excluding product transfers) which were directly charged to our operating income, compared to $83 million in 2009.

In the aggregate, the net restructuring charges that affected our operating income for 2010 were $20 million, compared to $103 million in 2009 and $594 million in 2008.

Operating Income (Loss)

The following tables present the aggregate operating income (loss) by segment for the years ended December 31, 2010 and 2009, which includes the effects of PPA, restructuring and other incidental items and impairment charges:

	For the year ended December 31, 2010
($ in millions)	Operating income (loss)	Effects of PPA	Restructuring and Other Incidental Items
High-Performance Mixed-Signal	387	(222)	12
Standard Products	91	(54)	(2)
Manufacturing Operations	(57)	(25)	(35)
Corporate and Other	(117)	(1)	(55)
Divested Home Activities	(31)	—	(30)

Total	273	(302)	(110)

	For the year ended December 31, 2009
($ in millions)	Operating income (loss)	Effects of PPA	Restructuring and Other Incidental Items	Impairment Charges
High-Performance Mixed-Signal	(187)	(218)	(84)	—
Standard Products	(120)	(61)	(15)	—
Manufacturing Operations	(175)	(83)	(101)	—
Corporate and Other	(188)	(2)	(127)	—
Divested Home Activities	(261)	(7)	(17)	(69)

Total	(931)	(371)	(344)	(69)

Financial Income (Expense)

	For the year ended December 31,
($ in millions)	2009	2010
Interest income	4	2
Interest expense	(363)	(320)
Foreign exchange rate results	39	(331)
Gain on extinguishment of debt	1,020	57
Other	(18)	(36)

Total	682	(628)

Financial income and expense (including the extinguishment of debt) was a net expense of $628 million in 2010, compared to a net income of $682 million in 2009. Financial income and expense included a loss of $331 million in 2010, as a result of a change in foreign exchange rates mainly applicable to remeasurement of our U.S. dollar-denominated notes and short-term loans, which reside in a euro functional currency entity, compared to a gain of $39 million in 2009. Extinguishment of debt in 2010 amounted to a gain of $57 million compared to a gain of $1,020 million in 2009. The net interest expense amounted to $318 million in 2010 compared to $359 million in 2009.

Provision for Income Taxes

Income tax expense for 2010 was $24 million, compared to $10 million in 2009, and our effective income tax expense rate was (6.8%) in 2010, compared to (4.0%) in 2009. The increase of the effective tax rate was primarily attributable to an increase of the prior year adjustments. The main component of the income tax expense related to the tax expense in tax jurisdictions in which we are in a tax paying position and in which we have not recorded a valuation allowance.

Results Relating to Equity-accounted Investees

Results relating to the equity-accounted investees amounted to a loss of $86 million in 2010, compared to a profit of $74 million in 2009. The loss in 2010 was related to our investment in Trident. The profit in 2009 was due to the release of translation differences related to the sale of our 20% share in the ST-NXP Wireless joint venture.

Income (Loss) on Discontinued Operations

The income on discontinued operations, net of taxes was $59 million in 2010 compared to $32 million in 2009. This related entirely to the results of our Sound Solutions business, which is intended to be sold in 2011.

Net Income (Loss)

Our net loss in 2010 was $406 million, compared to a net loss of $153 million in 2009. The improvement of $1,204 million in operating income achieved in 2010 was offset by the following factors which led to a higher net loss in 2010 compared to 2009:

•	gains resulting from debt extinguishment amounted to $57 million in 2010 compared to $1,020 million in 2009;

•	foreign exchange results included in the financial income and expenses amounted to a loss of $331 million in 2010 compared to a profit of $39 million in 2009;

•	results related to equity-accounted investees amounted to a loss of $86 million in 2010 compared to a profit of $74 million in 2009.

Non-controlling Interests

The share of non-controlling interests amounted to a profit of $50 million in 2010, compared to a profit of $14 million 2009. This was mostly related to the third-party share in the results of consolidated companies, predominantly SSMC.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009 by Segment

Revenues

The following table presents the reconciliation from nominal revenue growth to comparable revenue growth for the year ended December 31, 2010, compared to the year ended December 31, 2009.

(in %)	Nominal Growth	Consolidation Changes(1)	Currency Effects(2)	Comparable Growth(3)
High-Performance Mixed-Signal	41.5	—	1.9	43.4
Standard Products	49.6	—	2.4	52.0
Manufacturing Operations	62.0	(75.3)	—	(13.3)
Corporate and Other	(17.6)	4.8	0.1	(12.7)
Total Group	25.1	9.3	1.7	36.1

(1)	Reflects the relative changes in revenues between periods arising from the effects of material acquisitions and divestments and reclassified product lines. For an overview of our significant acquisitions and divestments, see “Part I—Item 5. Operating and Financial Review and Prospects—A. Operating results—Factors Affecting Comparability—Effect of Acquisition Accounting”.
(2)	Reflects the currency effects that result from the translation of our revenues from foreign currencies into our reporting currency, the U.S. dollar, at the monthly exchange rates during the respective years.
(3)	Comparable revenue growth reflects the relative changes in revenues between periods adjusted for the effects of foreign currency exchange rate changes, material acquisitions and divestments and reclassified product lines. Our revenues are translated from foreign currencies into our reporting currency, the U.S. dollar, at the monthly exchange rates during the respective years. As a result of significant currency movements throughout the year and the impact of material acquisitions and divestments on comparable revenue figures, we believe that an understanding of our revenues performance is enhanced after these effects are excluded.

High-Performance Mixed-Signal

	For the year ended December 31,
($ in millions)	2009	2010
Revenues	2,011	2,846
% nominal growth	(19.9)	41.5
% comparable growth	(18.2)	43.4
Gross profit	785	1,525
Operating income (loss)	(187)	387
Effects of PPA	(218)	(222)
Total restructuring charges	(53)	15
Total other incidental items	(31)	(3)

Revenues

Revenues were $2,846 million in 2010 compared to $2,011 million in 2009, an increase of 41.5% on a nominal basis and 43.4% on a comparable basis. This increase in revenues was largely attributable to the global economic recovery, generally supported by our share gains across a wide range of our business lines. Revenues increased across all of our focus areas. In particular, revenues in the Automotive and Identification business increased by over 50% compared to 2009. In specific consumer and PC markets, the demand during the second half year of 2010 was not as strong as in the first half of the year.

Gross Profit

Gross profit in 2010 was $1,525 million, or 53.6% of revenues, compared to $785 million in 2009, or 39.0% of revenues. The PPA effects that were included in gross profit amounted to $13 million in 2010, compared to $2 million in 2009. Also included in our gross profit were restructuring and other incidental items, which amounted to an aggregate income of $3 million in 2010 and were mainly related to release of certain restructuring liabilities. The restructuring and other incidental items included in our gross profit in 2009 amounted to an aggregate cost of $61 million and were mainly related to process and product transfer costs and restructuring costs as part of the Redesign Program. The improvement in gross margin in 2010 resulted primarily from cost savings achieved from the ongoing Redesign Program as well as higher revenues and higher factory utilization. Moreover, revenues in 2010 benefited from a higher-margin product mix, as compared to 2009, which has also led to improvements in our gross profit.

Operating Expenses

Operating expenses amounted to $1,133 million in 2010, or 39.8% of revenues, compared to $979 million in 2009, or 48.7% of revenues. Included in our operating expenses in 2010 were PPA effects of $209 million, compared to PPA effects of $216 million in 2009. The increase in operating expenses was largely due to the increased investment in research and development activities and also due to the set-up of “application marketing” teams to better serve our customers.

Operating Income (Loss)

Income from operations amounted to $387 million in 2010, compared to a loss from operations of $187 million in 2009. Included are PPA effects of $222 million in 2010, compared to PPA effects of $218 million in 2009. Restructuring and other incidental items amounted to an aggregate income of $12 million mainly related to the release of certain restructuring liabilities. In 2009, restructuring and other incidental items amounted to an aggregate cost of $84 million and were mainly related to process and product transfer costs and restructuring costs as part of the Redesign Program. The improvement in income from operations was mainly due to higher gross profits partly offset by higher operating expenses.

Standard Products

	For the year ended December 31,
($ in millions)	2009	2010
Revenues	567	848
% nominal growth	(25.0)	49.6
% comparable growth	(23.6)	52.0
Gross profit	74	280
Operating income (loss)	(120)	91
Effects of PPA	(61)	(54)
Total restructuring charges	(9)	(1)
Total other incidental items	(6)	(1)

Revenues

Revenues were $848 million in 2010, compared to $567 million in 2009, an increase of 49.6% on a nominal basis and 52% on a comparable basis. This increase in revenues was to a significant extent attributable to the global economic recovery and the replenishment of inventories by customers and our ability to successfully ramp up production to meet the related increase in demand. Next to that, we also succeeded in improving our product/technology mix and in gaining market share in specific segments. Finally, due to supply shortages in all Standard Products segments, there was limited to no price erosion in 2010, compared to an average annual price erosion of mid-to high single digits over the past cycles.

Gross Profit

Gross profit in 2010 was $280 million, or 33.0% of revenues, compared to $74 million in 2009, or 13.1% of revenues. There was no PPA effect included in 2010 or in 2009. Restructuring and other incidental items amounted to an aggregate cost of $2 million in 2010 compared to $14 million in 2009 and were mainly related to restructuring costs. The increase in gross profit was mainly due to the higher volumes supported by favorable prices and higher factory utilization.

Operating Expenses

Operating expenses amounted to $189 million in 2010, or 22.3% of revenues, compared to $194 million in 2009, or 34.2% of our revenues. Operating expenses in 2010 included PPA effects of $54 million, compared to PPA effects of $61 million in 2009.

Operating Income (Loss)

Income from operations amounted to $91 million in 2010, compared to a loss of $120 million in 2009. Included are PPA effects of $54 million in 2010, compared to PPA effects of $61 million in 2009. The increase in income from operations was mainly due to higher gross profits driven by higher factory utilization. The restructuring and other incidental items in 2010 amounted to an aggregate cost of $2 million, compared to an aggregate cost of $15 million in 2009, and were primarily related to restructuring costs.

Manufacturing Operations

The main function of our Manufacturing Operations segment is to supply products to our High-Performance Mixed-Signal and Standard Products segments; however, we also derive external revenues and costs of sales from providing wafer foundry and packaging services to our divested businesses in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenues from these sources are expected to decline.

Revenues

Revenues of our Manufacturing Operations segment were $525 million in 2010 compared to $324 million in 2009. The increase in revenues was mainly due to supplies made to Trident after the divestment of a major portion of our former Home segment in 2010. These supplies amounted to $244 million in 2010. The revenues from providing wafer foundry and packaging services to our divested businesses declined, which was in line with our expectation.

Operating Expenses

Operating expenses amounted to $37 million in 2010 compared to $74 million in 2009. Operating expenses in 2010 and 2009 were mainly related to the real estate and facility management costs and the management fee allocated to our Manufacturing Operations segment.

Corporate and Other

Revenues

Revenues in 2010 were $136 million compared to $165 million in 2009 and were mainly related to NuTune which was divested in December 2010 and consequently deconsolidated. The revenues of NuTune amounted to $91 million in 2010 compared to $110 million in 2009.

Operating Expenses

Operating expenses amounted to $154 million in 2010 compared to $178 million in 2009. In 2010, restructuring and other incidental items amounted to an aggregate cost of $64 million compared to $118 million in 2009. These were mainly related to restructuring, IT system reorganization costs and divestment activities.

Divested Home Activities

On February 8, 2010, we divested a major portion of our former Home segment to Trident. The remaining part of the former Home segment has been moved into the High-Performance Mixed-Signal and Corporate and Other segments. Revenues for the Divested Home Activities amounted to $47 million until February 8, 2010 compared to $452 million in 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008 for the Group

Revenues

The following table presents the aggregate revenues by segment for the years ended December 31, 2009 and 2008.

	For the year ended December 31,
	2008			2009
($ in millions, unless otherwise stated)	Revenues	% nominal growth	% comparable growth	Revenues	% nominal growth	% comparable growth
High-Performance Mixed-Signal	2,511	(4.3)	(7.3)	2,011	(19.9)	(18.2)
Standard Products	756	(1.6)	(4.1)	567	(25.0)	(23.6)
Manufacturing Operations	324	51.4	10.7	324	—	(29.0)
Corporate and Other	219	(45.9)	(28.4)	165	(24.7)	(58.3)
Divested Wireless Activities	792	(45.6)	NM	—	—	—
Divested Home Activities	502	(13.7)	(25.0)	452	(10.0)	(22.7)

Total	5,104	(15.7)	(8.6)	3,519	(31.1)	(22.6)

NM:	Not meaningful

The following table summarizes the calculation of comparable revenue growth and provides a reconciliation from nominal revenue growth, the most directly comparable financial measure presented in accordance with U.S. GAAP, for the years presented:

	For the year ended December 31,
(in %)	2008	2009
Nominal revenue growth	(15.7)	(31.1)
Effects of foreign currency exchange rate changes(1)	(1.8)	1.3
Consolidation changes(2)	8.9	7.2

Comparable revenue growth(3)	(8.6)	(22.6)

(1)	Reflects the currency effects that result from the translation of our revenues from foreign currencies into our reporting currency, the U.S. dollar, at the monthly exchange rates during the respective years.
(2)	Reflects the relative changes in revenues between periods arising from the effects of material acquisitions and divestments and reclassified product lines. For an overview of our significant acquisitions and divestments, see “Part I—Item 5. Operating and Financial Review and Prospects—A. Operating results—Factors Affecting Comparability—Effect of Acquisition Accounting”.
(3)	Comparable revenue growth reflects the relative changes in revenues between periods adjusted for the effects of foreign currency exchange rate changes, material acquisitions and divestments and reclassified product lines. Our revenues are translated from foreign currencies into our reporting currency, the U.S. dollar, at the monthly exchange rates during the respective years. As a result of significant currency movements throughout the year and the impact of material acquisitions and divestments on comparable revenue figures, we believe that an understanding of our revenues performance is enhanced after these effects are excluded.

Revenues were $3,519 million in 2009 compared to $5,104 million in 2008, a nominal decrease of 31.1%, and a comparable decrease of 22.6%. Of the $1,585 million total decline in revenues in 2009, $792 million were due to the divestment of our wireless operations, which we combined in the joint venture, ST-NXP Wireless, with STMicroelectronics on July 28, 2008. The remaining decline in revenues was mainly attributable to the global economic and financial crisis and the weak economic environment, which affected all our business segments, primarily because of the negative impact on our sales volume, but also because of price erosion. Our revenues were severely affected by the crisis, especially in the first and second quarters of 2009. Our revenues in the third and fourth quarters of 2009 partly recovered due to increasing sales volumes attributable to the replenishment of inventory by our customers, our responsive manufacturing operations and the economic recovery. However, our revenues were still lower than in the pre-crisis period. Further, our 2009 revenues were affected by unfavorable currency movements of $71 million.

Gross Profit

Our gross profit was $898 million, or 25.5% of our revenues, in 2009, compared to $1,146 million, or 22.5% of our revenues, in 2008. Our gross profit as a percentage of revenues was impacted by the dilutive effect of our Manufacturing Operations segment. The PPA effects that were included in gross profit amounted to $69 million in 2009, compared to $151 million in 2008. Also included in our gross profit were restructuring and other incidental items, which amounted to an aggregate cost of $158 million in 2009 and were mainly related to process and product transfer costs and our exit of certain product lines in connection with our Redesign Program, whereas restructuring and other incidental items included in our gross profit in 2008 amounted to an aggregate cost of $402 million and were largely related to the restructuring charge of $348 million related to the Redesign Program and other costs associated with existing product lines.

The decline in gross profit was largely due to the significantly lower revenues during the first half of 2009 resulting from the economic downturn. This also reduced our factory utilization, based on starts, to an average of 60% in 2009, compared to 73% in 2008. The divestment of our wireless operations in July 2008 also resulted in a lower gross profit. The divested wireless activities had a gross profit of $222 million in the year 2008 (which includes PPA effects and incidental items amounting to an aggregate cost of $14 million). Furthermore, our gross profit was affected by an unfavorable currency effect of $48 million in 2009, compared to 2008. However, the decline in our gross profit was mitigated to some extent by cost reductions, which we achieved as a result of the ongoing Redesign Program.

Despite the decline in gross profit, our gross profit as a percentage of revenues increased by 3.0% in 2009, compared to 2008, as a result of the cost reductions in connection with the ongoing Redesign Program.

Research and Development Expenses

Our research and development expenses and write-off of acquired in-process research and development were $764 million in 2009, compared to $1,213 million in 2008. Our research and development expenses for 2009 did not include any write-off of acquired in-process research and development costs, compared to $26 million in 2008. In 2009, our research and development expenses included restructuring and other incidental items amounting to an aggregate cost of $69 million. These were mainly related to restructuring costs and merger and acquisition related costs. The restructuring and other incidental items in 2008 amounted to an aggregate cost of $107 million and were mainly related to the Redesign Program. In 2009, the divested business accounted for $239 million of research and development costs, compared to $538 million in 2008, of which $319 million was in connection with our Divested Wireless Activities and $219 million in connection with our Divested Home Activities. Our research and development expenses and write-off of acquired in-process research and development were 21.7% of revenues in 2009, compared to 23.8% in 2008.

The decline in research and development expenses was largely due to the divestments set out above and the result of the ongoing Redesign Program. Further, favorable currency effects reduced research and development expenses by $34 million in 2009 compared to 2008. These reductions were partly offset by $45 million additional research and development costs in 2009, due to the acquisition of Conexant’s broadband media processing activities and the NuTune joint venture that we formed with Technicolor, which were only partially included in the consolidation of 2008. In addition, as our revenues in the third and fourth quarter partly recovered due to replenishment of inventory by our customers, market share gains driven by design wins across a wide range of our business lines, our responsive manufacturing operations and the economic recovery, we increased our research and development expenditures in the second half of 2009.

Selling Expenses

Our selling expenses were $271 million, or 7.7% of our revenues, in 2009, compared to $394 million, or 7.7% of our revenues, in 2008. The decline in selling expenses was mainly due to the divestment of our wireless activities ($66 million in 2008) and restructuring and other incidental items of $19 million (related to our Redesign Program) in 2008, compared to $9 million of restructuring and other incidental items in 2009. The remaining reduction in our selling expenses was mainly the result of the ongoing Redesign Program, as we have streamlined and strategically repositioned our sales force and marketing programs, and favorable currency effects.

General and Administrative Expenses

General and administrative expenses amounted to $781 million, or 22.2% of revenues, in 2009, compared to $1,817 million, or 35.6% of revenues, in 2008. The decline in general and administrative expenses resulted from the lower PPA amortization of $302 million in 2009 compared to $481 million in 2008, lower impairment charges of $69 million in 2009 compared to $714 million in 2008, lower restructuring and other incidental costs, the divestment of our wireless activities (which amounted to $223 million in 2008, including PPA effects and restructuring and other incidental items amounting to an aggregate cost of $139 million) and as a result of the ongoing Redesign Program. The decline in PPA amortization is mainly due to the divestment of our wireless activities in 2008. In addition, the general and administrative expenses were impacted by higher costs in 2009 as a result of higher bonuses accrued for employees due to our performance. In 2009, general and administrative expenses also included restructuring and other incidental items amounting to an aggregate cost of $88 million, compared to $207 million in 2008. The restructuring and other incidental items in 2009 were mainly related to restructuring costs of $36 million, IT system reorganization costs of $35 million and merger and acquisition related costs. Restructuring and other incidental items in 2008 included $124 million of restructuring costs, of which $83 million related to the Redesign Program, and $79 million related to IT system reorganization costs.

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

Other Income (Expense)

Other income and expense was a loss of $13 million in 2009, compared to a loss of $365 million in 2008. Included are incidental items, amounting to an aggregate cost of $20 million in 2009 and an aggregate cost of $387 million in 2008. The loss in 2009 was related to the losses on the sale of various smaller businesses and gains on disposal of various tangible fixed assets. The loss in 2008 was due to a loss of $413 million related to the sale of our wireless activities, partly offset by gains from divestments of other activities and various tangible fixed assets.

Restructuring Charges

In 2009, a restructuring charge of $112 million was recorded, resulting from the new restructuring projects in 2009, which included the closure of one of the wafer factories in Nijmegen, the Netherlands, scheduled for early 2011, and employee termination costs related to the transaction with Trident. This charge was offset by the release of certain restructuring liabilities for an amount of $92 million, related to restructuring projects announced earlier. In addition, cash expensed restructuring costs amounting to $83 million were directly charged to our income statement in 2009. In the aggregate, the net restructuring charges that affected our operating income for 2009 amounted to $103 million. In 2008, a charge of $594 million was recorded for restructuring, of which $443 million was related to the Redesign Program. The restructuring charges related to the Redesign Program included write downs for assets, costs related to the closure of businesses, employee termination expenses and various other restructuring charges.

Operating Income (Loss)

The following tables present the aggregate operating income (loss) by segment for the years ended December 31, 2009 and 2008, which includes the effects of PPA, restructuring and other incidental items and impairment charges:

	For the year ended December 31, 2009
($ in millions)	Operating income (loss)	Effects of PPA	Restructuring and Other Incidental Items	Impairment Charges
High-Performance Mixed-Signal	(187)	(218)	(84)	—
Standard Products	(120)	(61)	(15)	—
Manufacturing Operations	(175)	(83)	(101)	—
Corporate and Other	(188)	(2)	(127)	—
Divested Home Activities	(261)	(7)	(17)	(69)

Total	(931)	(371)	(344)	(69)

	For the year ended December 31, 2008
($ in millions)	Operating income (loss)	Effects of PPA	Restructuring and Other Incidental Items	Impairment Charges
High-Performance Mixed-Signal	(210)	(239)	(45)	(218)
Standard Products	(14)	(50)	(3)	—
Manufacturing Operations	(544)	(134)	(367)	—
Corporate and Other	(504)	(12)	(266)	(156)
Divested Wireless Activities	(785)	(154)	(414)	—
Divested Home Activities	(586)	(69)	(27)	(340)

Total	(2,643)	(658)	(1,122)	(714)

Financial Income (Expense)

	For the year ended December 31,
($ in millions)	2008	2009
Interest income	27	4
Interest expense	(502)	(363)
Impairment loss securities	(38)	—
Foreign exchange results	(87)	39
Extinguishment of debt	—	1,020
Other	(14)	(18)

Total	(614)	682

Financial income and expenses (including the extinguishment of debt) was a net income of $682 million in 2009, compared to a net expense of $614 million in 2008.

The extinguishment of debt in 2009 amounted to a gain of $1,020 million, net of a write down of $25 million related to capitalized initial bond issuance costs, as a result of (i) private offers to exchange our Secured Notes and Unsecured Notes for the Super Priority Notes, (ii) a private tender offer to purchase our Secured Notes and our Unsecured Notes for cash and (iii) several privately negotiated transactions to purchase our Existing Secured Notes and/or Existing Unsecured Notes for cash and/or additional Super Priority Notes. As a result of these transactions, our net interest expense also decreased from $475 million in 2008 to $359 million in 2009. Further, financial income in 2009 included a gain of $39 million as a result of a change in foreign exchange rates mainly applicable to our U.S. dollar-denominated notes and short-term loans, compared to a loss of $87 million in 2008.

Provision for Income Taxes

Income tax expense for 2009 was $10 million, compared to $42 million in 2008, and our effective income tax expense rate was (4.0%) in 2009, compared to (1.3)% in 2008. The change in the effective tax rate was primarily attributable to higher amount of net operating losses as a deferred tax asset, withholding tax expense of $19 million in 2009 related to current and future repatriations of earnings to the Netherlands, non-deductible expenses and a net prior year adjustment in 2009 of $17 million benefit resulting from tax filings and assessments.

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

Income (Loss) on Discontinued Operations

The income on discontinued operations, net of taxes, was $32 million in 2009 compared to $36 million in 2008. This related entirely to the results of our Sound Solutions business, which is intended to be sold in 2011.

Net Income (Loss)

Net income for the year 2009 amounted to a loss of $153 million compared to a loss of $3,531 million in 2008. The decrease in net loss was attributable to:

•	lower PPA effects, lower restructuring and other incidental costs and lower impairment charges;

•	improved operating results;

•	the gain in 2009 on extinguishment of debt; and

•	better results from equity-accounted investees.

Non-controlling Interests

The share of non-controlling interests in the 2009 results amounted to a profit of $14 million compared to $26 million in 2008 related to the third-party share in the results of consolidated companies, predominantly SSMC and NuTune. As a result, the net loss attributable to our stockholders amounted to $167 million in 2009, compared to $3,557 million in 2008.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008 by Segment

Revenues

The following table presents the reconciliation from nominal revenue growth to comparable revenue growth for the year ended December 31, 2009, compared to the year ended December 31, 2008.

(in %)	Nominal Growth	Consolidation Changes(1)	Currency Effects(2)	Comparable Growth(3)
High-Performance Mixed-Signal	(19.9)	—	1.7	(18.2)
Standard Products	(25.0)	—	1.4	(23.6)
Manufacturing Operations	—	(29.0)	—	(29.0)
Corporate and Other	(24.7)	(33.8)	0.2	(58.3)
Divested Wireless Activities	—	—	—	—
Divested Home Activities	(10.0)	(13.1)	0.4	(22.7)
Total Group	(31.1)	7.2	1.3	(22.6)

(1)	Reflects the relative changes in revenues between periods arising from the effects of material acquisitions and divestments and reclassified product lines. For an overview of our significant acquisitions and divestments, see “Part I—Item 5. Operating and Financial Review and Prospects—A. Operating results—Factors Affecting Comparability—Effect of Acquisition Accounting”.
(2)	Reflects the currency effects that result from the translation of our revenues from foreign currencies into our reporting currency, the U.S. dollar, at the monthly exchange rates during the respective years.
(3)	Comparable revenue growth reflects the relative changes in revenues between periods adjusted for the effects of foreign currency exchange rate changes, material acquisitions and divestments and reclassified product lines. Our revenues are translated from foreign currencies into our reporting currency, the U.S. dollar, at the monthly exchange rates during the respective years. As a result of significant currency movements throughout the year and the impact of material acquisitions and divestments on comparable revenue figures, we believe that an understanding of our revenues performance is enhanced after these effects are excluded.

High-Performance Mixed-Signal

	For the year ended December 31,
($ in millions)	2008	2009
Revenues	2,511	2,011
% nominal growth	(4.3)	(19.9)
% comparable growth	(7.3)	(18.2)
Gross profit	1,065	785
Operating income (loss)	(210)	(187)
Effects of PPA	(239)	(218)
Total restructuring charges	(8)	(53)
Total other incidental items	(37)	(31)
Impairment goodwill and other intangibles	(218)	—

Revenues

Revenues in 2009 were $2,011 million, compared to $2,511 million in 2008, a nominal decrease of 19.9%, and a comparable decrease of 18.2%. The decline in revenues over 2008 reflects the impact of the global recession on our industry, which led to a steep decline in revenues across the entire High-Performance Mixed-Signal portfolio, primarily because of the negative impact on our sales volume, but also because of price erosion. However, our revenues in the third and fourth quarters partly recovered due to increasing sales volumes attributable to the replenishment of inventory by our customers, market share gains driven by design wins across a wide range of our business lines, our responsive manufacturing operations and the economic recovery. The High-Performance Mixed-Signal revenues in 2009 were also affected by unfavorable currency effects of $46 million compared to 2008.

Gross Profit

Gross profit in 2009 was $785 million, compared to $1,065 million in 2008. Included are the PPA effects of $2 million in 2009, compared to $23 million in 2008. Restructuring and other incidental items amounted to an aggregate cost of $61 million in 2009, compared to $33 million in 2008. The restructuring and other incidental items in 2009 were mainly related to process and product transfer costs and restructuring costs as part of the Redesign Program. The lower gross profit in 2009 was largely due to the lower revenues resulting from the economic crisis that particularly affected the revenues in the first half of the year 2009. However, the decline in gross profit was partly offset by the cost savings resulting from the ongoing Redesign Program.

Operating Expenses

Operating expenses amounted to $979 million in 2009, compared to $1,283 million in 2008. Operating expenses included the PPA effects of $216 million in 2009, compared to $216 million in 2008. In addition, operating expenses for 2008 included an impairment charge of $218 million related to goodwill and other intangibles. The selling costs, research and development costs and general and administrative costs were lower in 2009 compared to 2008, largely as a result of the ongoing Redesign Program and favorable currency effects compared to 2008.

Operating Income (Loss)

We had a loss from operations of $187 million in 2009, compared to a loss from operations of $210 million in 2008. Included are the PPA effects of $218 million in 2009 compared to $239 million in 2008 and restructuring and other incidental items which amounted to an aggregate cost of $84 million in 2009 compared to $45 million in 2008. The restructuring and other incidental items in 2009 were mainly related to process and product transfer costs and restructuring costs as part of the Redesign Program. In 2008, restructuring and other incidental items were mainly related to process and product transfer costs in relation to the closure of our factory in Boeblingen in Germany and restructuring costs. Also, the loss from operations was higher in 2008 due to an impairment charge of $218 million. The remaining decline in operating income was mainly due to the lower revenues resulting from the economic downturn, which affected the overall semiconductor industry, partly offset by a decline in operating expenses as a result of the ongoing Redesign Program.

Standard Products

	For the year ended December 31,
($ in millions)	2008	2009
Revenues	756	567
% nominal growth	(1.6)	(25.0)
% comparable growth	(4.1)	(23.6)
Gross profit	182	74
Operating income (loss)	(14)	(120)
Effects of PPA	(50)	(61)
Total restructuring charges	(9)	(9)
Total other incidental items	6	(6)

Revenues

Revenues in 2009 were $567 million, compared to $756 million in 2008, a nominal decrease of 25.0% and a comparable decrease of 23.6%. Revenues, especially during first half of the year, were severely affected by the lower end-customer demand and tight inventory controls at our distribution partners in an overall weak market. The decrease was visible across the whole Standard Products portfolio and was primarily driven by decreasing sales volumes, but also due to price erosion. However, our revenues in the third and fourth quarters of 2009 partly recovered due to increasing sales volumes attributable to the replenishment of inventory by our customers, an increase in end-customer demand and the economic recovery. The revenues in 2009 were also affected by unfavorable currency effects of $18 million compared to 2008.

Gross Profit

Gross profit in 2009 was $74 million, compared to $182 million in 2008. There are no PPA effects in 2009, compared to $12 million in 2008. Restructuring and other incidental items amounted to an aggregate cost of $14 million in 2009, compared to $3 million in 2008. The restructuring and other incidental items in 2009 and 2008 were mainly related to restructuring costs. The decline in gross profit was largely due to the decline in revenues and the related lower factory utilization, partly compensated by the cost savings resulting from the ongoing Redesign Program.

Operating Expenses

Operating expenses amounted to $194 million in 2009, compared to $195 million in 2008. Operating expenses included PPA effects of $61 million in 2009, compared to $38 million in 2008. The selling costs, general and administrative costs and research and development costs were lower in 2009 compared to 2008, largely due to effects of the ongoing Redesign Program.

Operating Income (Loss)

We had a loss from operations of $120 million in 2009, compared to a loss of $14 million in 2008. Included are the PPA effects of $61 million in 2009 compared to $50 million in 2008. The decline in operating income was mainly due to the lower gross profit resulting from lower revenues. This decline was partly offset by the reduction of operating expenses resulting from the ongoing Redesign Program. The restructuring and other incidental items in 2009 amounted to an aggregate cost of $15 million, compared to $3 million in 2008, both primarily related to restructuring costs.

Manufacturing Operations

Revenues

Revenues of our Manufacturing Operations segment were $324 million in 2009 (including wafer sales of $149 million to ST-Ericsson), compared to $324 million in 2008 (including wafer sales of $85 million to ST-Ericsson). Excluding wafer sales to ST-Ericsson, the revenues in 2009 declined due to the lower demand as a result of the economic downturn, which affected the semiconductor industry and negatively impacted on our sales volume. The factory utilization rate, based on starts, for 2009 was reduced to 60% compared to 73% in 2008 due to the poor demand, mainly during the first half of the year.

Operating Expenses

Operating expenses amounted to $74 million in 2009, compared to $30 million in 2008. Operating expenses in 2009 mainly related to the real estate and facility management costs and the management fee allocated to our Manufacturing Operations segment. Operating expenses in 2008 mainly related to PPA effects.

Corporate and Other

Revenues

Revenues in 2009 were $165 million, which primarily related to NuTune, compared to $219 million in 2008. The decline in revenues was primarily due to the overall weak market conditions and the associated decline in NuTune’s business and was mainly driven by decreasing sales volumes.

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

Revenues in 2009 were $452 million, compared to $502 million in 2008, a nominal decrease of 10.0%. Revenues during the first half year of 2009 were severely affected by the economic crisis. Revenues during the second half of the year recovered partly compared to the steep decline in the first half year of 2009, but were still significantly lower compared to the same period in 2008. In the TV business, growth was seen in the Digital TV markets, whereas the analog market continued to decline. Also, the mainstream (retail) set-top box market was weak. The decline in revenues was partly offset due to the consolidation effects of our broadband media processing activities, which contributed for the full year of 2009 compared to only four months in 2008.

B. Liquidity and capital resources.

Liquidity and Capital Resources

At the end of 2010 our cash balance was $898 million. Taking into account the available undrawn amount of the Secured Revolving Credit Facility, we had access to $1,156 million of liquidity as of December 31, 2010. We started 2010 with a cash balance of $1,026 million and during the year our cash decreased by $128 million. The Redesign Program resulted in a cash outflow of $223 million and we also repaid $200 million on our Secured Revolving Credit Facility in 2010, while the initial public offering by our holding company NXP Semiconductors N.V. of 34 million shares and its subsequent capital contribution in excess of par value to us resulted in a net cash inflow of $448 million, after deducting related expenses of $28 million.

Net capital expenditures were higher in 2010 due to our increased investments to support our High Performance Mixed Signal strategy which resulted in a cash outflow of $227 million. In 2010, we received cash of $27 million from the sale of other financial assets (mainly our shares in Virage Logic) and we received $39 million for the sale of property, plant & equipment and assets held for sale which were mainly related to our sites in Boeblingen, Hausbruch and San Jose. We paid $54 million to Trident (of which $7 million was paid afterwards) and acquired Jennic Ltd. (“Jennic”) for $8 million. The sale of our participation in NuTune resulted in a cash outflow of $6 million.

On a going-forward basis, as a result of our Redesign Program and our efforts to streamline our fixed assets related to our manufacturing operations, we expect our capital expenditures to be less than historical levels. We currently expect our capital expenditures to be in the area of 5% of our revenues. In addition, for the foreseeable future, we expect capital expenditures as a percent of revenues from our business segments (High-Performance Mixed-Signal and Standard Products) to generally be consistent with our expected capital expenditures for 2011.

Since December 31, 2009, our total debt has reduced from $5,283 million to $4,551 million as of December 31, 2010. Retirement of debt for cash combined with the issuance of a new bond, the 2018 Dollar Fixed Rate Secured Notes, resulted in a total long-term debt reduction of $440 million. In 2010, the reduction in total debt was also supported by a decrease of $187 million in our short-term debt, a majority of which reduction consisted of a repayment under our Secured Revolving Credit Facility. The total amount of cash used for financing activities amounted to $155 million.

After the repayment of $200 million under our Secured Revolving Credit Facility we had drawings outstanding of $400 million on the Secured Revolving Credit Facility at year-end 2010. At the end of 2010 we still had a capacity of $258 million remaining under the Secured Revolving Credit Facility, after taking into account outstanding bank guarantees, based on the end of year exchange rate. However, the amount of this availability varies with fluctuations between the euro and the U.S. dollar as the total amount of the facility, €500 million, is denominated in euro, and the amounts presently drawn are denominated in U.S. dollars.

For the year ended December 31, 2010, we incurred a total net interest expense of $318 million and had an average interest rate on our debt instruments of 7%, compared to a total net interest expense of $359 million and had an average interest rate on our debt instruments of 6% in 2009. For the year ended December 31, 2008, we incurred a total net interest expense of $475 million and had an average interest rate on our debt instruments of 8%.

At December 31, 2010, our cash balance was $898 million, of which $338 million was held by SSMC, our joint venture company with TSMC. A portion of this cash can be distributed by way of a dividend to us, but 38.8% of the dividend will be paid to our joint venture partner. In 2010 no dividends were distributed.

Our sources of liquidity include cash on hand, cash flow from operations and amounts available under the Secured Revolving Credit Facility. We believe that, based on our current level of operations as reflected in our results of operations for the year ended December 31, 2010, these sources of liquidity will be sufficient to fund our operations, capital expenditures, and debt service for at least the next twelve months.

Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions. In the future, we may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. Our business may not generate sufficient cash flow from operations, or future borrowings under our Secured Revolving Credit Facility or Forward Start Revolving Credit Facility, as the case may be, or from other sources may not be available to us in an amount sufficient, to enable us to repay our indebtedness, including the Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be the Term Loan, the Super Priority Notes, the Secured Notes, the Unsecured Notes, or to fund our other liquidity needs, including our Redesign Program and working capital and capital expenditure requirements. In any such case, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness.

Cash Flows

The condensed consolidated statements of cash flows are presented as follows:

	For the year ended December 31,
($ in millions)	2008	2009	2010
Cash flow from operating activities:
Net income (loss)	(3,531)	(153)	(406)
Adjustments to reconcile net income (loss) to net cash provided by operating activities	2,874	(577)	765

Net cash provided by (used for) operating activities	(657)	(730)	359
Net cash (used for) provided by investing activities	1,046	63	(269)
Net cash (used for) provided by financing activities	318	(80)	(155)

Net cash provided by (used for) continuing operations	707	(747)	(65)
Net cash provided by (used for) discontinued operations	2	—	(5)

Net cash provided by (used for) continuing and discontinued operations	709	(747)	(70)

Effect of changes in exchange rates on cash positions	46	(8)	(63)
Cash and cash equivalents at beginning of period	1,041	1,796	1,041
Cash and cash equivalents at end of period	1,796	1,041	908
Less cash and cash equivalents at end of period—discontinued operations	15	15	10

Cash and cash equivalents at end of period—continuing operations	1,781	1,026	898

Cash Flow from Operating Activities

In 2010, we generated $359 million of cash from operating activities compared to a usage of $730 million of cash in 2009. This improvement in cash flow was driven by increased revenues in 2010 and further cost savings as a result of our Redesign Program. Payments related to the Redesign Program and other restructuring activities amounted to $223 million in 2010 compared to $385 million in 2009. Cash interest payments were $278 million in 2010, compared to $391 million in 2009. The use of the net proceeds of the initial public offering by our holding company NXP Semiconductors N.V. and its subsequent capital contribution in excess of par value to us resulted in a further improvement of our capital structure and contributed to lower interest expenses in the year.

In 2010 we had a positive cash inflow of approximately $4.5 billion from our customers versus payments amounting to approximately $3.9 billion related to our suppliers and staff.

In 2009, net cash used for operating activities was $730 million. This was mainly driven by our operational performance in the year with lower revenues and an increase in operational working capital. The redesign payments amounted to $385 million.

In 2008, the cash from operating activities was a cash out of $657 million. This was mainly driven by lower sales levels and interest payments of $483 million, tax payments of $84 million and redesign payments of $48 million.

Cash Flow from Investing Activities

Net cash used for investing activities was $269 million in 2010, compared to a net cash inflow of $63 million in 2009. Our capital expenditures increased from $92 million in 2009 to $258 million in 2010. The sale of assets, mainly is Germany and the US, resulted in proceeds of $39 million in total and we acquired Jennic for $8 million in 2010. The cash payments related to the sale of our businesses (Trident and NuTune) amounted to $60 million. Due to the acquisition of Virage Logic by Synopsis in 2010, we were able to sell our shares in Virage Logic for a consideration of $25 million.

Net cash provided by investing activities in 2009 was $63 million. Included are gross capital expenditures of $92 million, proceeds from disposals of property, plant and equipment of $21 million, proceeds from the sale of DSPG securities of $20 million, proceeds of $92 million related to the sale of the 20% shareholding in the ST-NXP Wireless joint-venture and proceeds related to a cash settlement with Philips of $21 million.

Net cash provided by investing activities in 2008 was $1,046 million. Included are net proceeds from the sale of our wireless activities of $1,433 million, partially offset by cash paid for the acquisition of the broadband media processing business of Conexant of $111 million and cash paid for the acquisition of Glonav of $87 million. Other significant factors affecting our cash from investing activities included net capital expenditures on property, plant and equipment of $295 million and proceeds from the sale of our Crolles assets of $130 million.

Cash Flow from Financing Activities

In 2010, we used $155 million for financing activities compared to $80 million in 2009. In 2010, we first negotiated the Forward Start Revolving Credit Facility to replace the Secured Revolving Credit Facility which is maturing in September 2012. This transaction extends our revolving credit into 2015. In addition in 2010, we issued a new bond of $1,000 million due 2018, the 2018 Dollar Fixed Rate Secured Notes, with net cash proceeds of $974 million and in August our holding company NXP Semiconductors N.V. completed an initial public offering on the NASDAQ Global Select Market and raised $448 million of net proceeds, which were subsequently contributed to us as a capital contribution in excess of par value. The funds from the 2018 Dollar Fixed Rate Secured Notes and the capital contribution following the initial public offering were used to retire $1,383 million of our debt and to pay $200 million on our Secured Revolving Credit Facility. In China we borrowed $18 million locally in order to repay a loan to NXP Beijing. NXP Beijing is part of our Sound Solutions business and will be part of the sale to Knowles Electronics in 2011.

Net cash used for financing activities in 2009 amounted to $80 million. The net cash outflow from financing activities in 2009 mainly consisted of a $286 million outflow related to our offer to repurchase the Secured Notes or the Unsecured Notes for cash and the net inflow of $200 million from drawing under the Secured Revolving Credit Facility.

Net cash provided by financing activities in 2008 was $318 million, which mainly consisted of $400 million from the drawing of the Secured Revolving Credit Facility. Furthermore, SSMC (in which we have a 61.2% ownership share) repaid $200 million of paid in capital to its shareholders. As a consequence, the $78 million cash paid to TSMC (our joint venture partner in SSMC) reduced the consolidated cash position by $78 million.

Debt Position

Short-term Debt

	As of December 31,
($ in millions)	2008	2009	2010
Revolving credit facility	400	600	400
Other short-term bank borrowings	3	10	18
Current portion of long-term debt	—	—	5

Total	403	610	423

Short-term bank borrowings for the periods presented mainly consisted of borrowings under our Secured Revolving Credit Facility. The weighted average interest rate under the Secured Revolving Credit Facility was 3.2% and 3.5% for the years ended December 31, 2010 and 2009, respectively.

We have a Secured Revolving Credit Facility of €500 million, equivalent to $669 million, based on the exchange rate on December 31, 2010 and equivalent to $720 million based on the exchange rate on December 31, 2009, which we entered into on September 29, 2006, in order to finance our working capital requirements and general corporate purposes. On December 31, 2010, we had remaining borrowing capacity of an additional $258 million under that facility. Although the Secured Revolving Credit Facility expires in 2012, as we have the flexibility of drawing and repaying under this facility on a short term basis, the amounts drawn under the Secured Revolving Credit Facility are classified as short-term debt.

On May 10, 2010, we entered into a €458 million Forward Start Revolving Credit Facility, which becomes available, subject to specified conditions, on September 28, 2012, and matures on September 28, 2015, to replace our existing Secured Revolving Credit Facility. The conditions to utilization of the Forward Start Revolving Credit Facility include specified closing conditions, as well as conditions (i) that our consolidated net debt does not exceed $3,750 million as of June 30, 2012 (and if it exceeds $3,250 million on such date, the commitments under the Forward Start Revolving Credit Facility will be reduced by 50%), and (ii) that we issued on or before September 28, 2012, securities with gross proceeds of $500 million, having a maturity at least 180 days after the maturity of the Forward Start Revolving Credit Facility, the proceeds of which are to be used to refinance debt (other than debt under the Secured Revolving Credit Facility) that matures before the maturity of the Forward Start Revolving Credit Facility. With the issuance of the 2018 Dollar Fixed Rate Secured Notes, we have satisfied the condition to issue securities with gross proceeds of $500 million on or before September 28, 2012.

In 2010 we borrowed locally $18 million in China for one of our subsidiaries in order to repay a loan to Sound Solutions Beijing. The latter company is now classified as discontinued operations and part of the sale of our Sound Solutions business to Knowles Electronics.

Long-term Debt

As of December 31, 2010, the euro-denominated notes and U.S. dollar-denominated notes represented 29% and 71%, respectively, of the total principal amount of the notes outstanding. The fixed rate notes and floating rate notes represented 61% and 39%, respectively, of the total principal amount of the notes outstanding at December 31, 2010.

($ in millions)	December 31, 2009	Currency Effects	Accrual of Debt Discount	Debt Exchanges/ Repurchases/ new borrowings	Other(4)	December 31, 2010(5)
Euro-denominated 10% super priority notes due July 2013(1)(2)	25	(2)	3	—	—	26
U.S. dollar-denominated 10% super priority notes due July 2013(2)	166	—	12	—	—	178
Euro-denominated floating rate senior secured notes due October 2013(1)(3)	1,214	(103)	—	(259)	—	852
U.S. dollar-denominated floating rate senior secured notes due October 2013(3)	1,201	—	—	(435)	—	766
U.S. dollar-denominated 7 7/8% senior secured notes due October 2014	845	—	—	(483)	—	362
Euro-denominated 8 5/8% senior notes due October 2015(1)	427	(32)	—	(81)	—	314
U.S. dollar-denominated 9 1/2% senior notes due October 2015	788	—	—	(182)	—	606
U.S. dollar-denominated 9 3/4% senior secured notes due August 2018	—	—	—	1,000	—	1,000

	4,666	(137)	15	(440)	—	4,104
Other long-term debt	7	(1)	—	(2)	20	24

Total long-term debt	4,673	(138)	15	(442)	20	4,128

(1)	Converted into U.S. dollars at $1.337 per €1.00, the exchange rate in effect at December 31, 2010.
(2)	Balance at December 31, 2010 is at the fair value of debt issued, which differs from the principal amount outstanding. The principal amounts outstanding at December 31, 2010 were $38 million of Euro-denominated 10% super priority notes due July 2013 and $221 million of U.S. dollar-denominated 10% super priority notes due July 2013.
(3)	Interest accrues at a rate of three-month EURIBOR plus 2.75%.
(4)	Other includes reclassifications related to previous year adjustments with respect to liabilities arising from capital lease transactions.
(5)	On March 4, 2011, we entered into a new $500 million Term Loan, which has not been drawn as of the date of this annual report The Term Loan was drawn on April 5, 2011. On April 6, 2011 the proceeds, together with cash on hand and available borrowing capacity under the Secured Revolving Credit Facility were used to redeem all $362 million of outstanding 2014 Dollar Fixed Rate Notes, together with $100 million of Dollar Floating Rate Secured Notes, €143 million of Euro Floating Rate Secured Notes and the cash payment of $16 million for accrued and unpaid interest. We estimate that our annual average interest expense will decrease by $10 million by utilizing the Term Loan.

We may from time to time continue to seek to retire or purchase our outstanding debt through cash purchases and/or exchanges, in open market purchases, privately negotiated transactions or otherwise.

Certain Terms and Covenants of the Notes

We are not required to make mandatory redemption payments or sinking fund payments with respect to the Super Priority Notes, the Secured Notes or the Unsecured Notes.

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

The Super Priority Notes, the Term Loan the Secured Notes and the Unsecured Notes are fully and unconditionally guaranteed jointly and severally, on a senior basis by certain of our current and future material wholly owned subsidiaries.

Pursuant to various security documents related to the Super Priority Notes, the Term Loan the Secured Notes and the Secured Revolving Credit Facility, we have granted first priority liens and security interests in substantially all of our assets, including the assets of our material wholly owned subsidiaries (other than, in the case of the Super Priority Notes and the Secured Notes, our shares).

In 2010, through a combination of cash buy-backs and debt exchange offers, we were able to reduce the book value of our total long-term debt by $545 million.

This was related to a combination of the buy backs of $1,440 million of our outstanding debt and by a new financing program of $1,000 million senior secured notes due 2018 partly offset by a $15 million of accruals of debt discount in 2010 and a reclassification related to previous year adjustments with respect to liabilities arising from capital leases for $20 million.

From the beginning of 2009 to the end of the year, the total long-term debt has been reduced from $5,964 million to $4,673 million. The long-term debt level was reduced in 2009 mainly by $1,331 million related to the several private and open market transactions. These transactions were executed during the second and third quarter of the year.

In the second quarter of 2009, we reduced our overall debt by $517 million through a private offer to exchange Unsecured Notes and Secured Notes for new Dollar Super Priority Notes and Euro Super Priority Notes. Translation and exchange differences on our notes had an impact on this reduction as well.

As a result of our tender offer and several privately negotiated transactions to purchase notes for cash, and a privately negotiated transaction in which a purchase of Secured Notes for cash was combined with an exchange of Unsecured Notes for new Super Priority Notes, our overall debt level was reduced by $814 million in the third quarter of 2009.

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

Impairment of Long-Lived Assets

•

Goodwill. We review goodwill for impairment on an annual basis in the fourth quarter of each year, or more frequently if there are events or circumstances that indicate the carrying amount may not be recoverable. To assess for impairment we determine the fair value of each “reporting unit” that carries goodwill. If the carrying value of the net assets including goodwill in the “reporting unit” exceeds the fair value, we perform an additional assessment to determine the implied fair value of the goodwill. If the carrying value of the goodwill exceeds this implied fair value, we record impairment for the difference between the carrying value and the implied fair value.

The determination of the fair value of the “reporting unit” requires us to make significant judgments and estimates including projections of future cash flows from the business. These estimates and required assumptions include estimated revenues and revenue growth rates, operating margins used to calculate projected future cash flows, estimated future capex investments, future economic and market conditions, determination of market comparables and the estimated weighted average cost of capital (“WACC”).

A sensitivity analysis, in which long-term growth rates become approximately zero and the WACC is being increased with 200 basis points, indicates that for all reporting units, the fair value exceeds the book value substantially.

We base our estimates on assumptions we believe to be reasonable but any such estimates are unpredictable and inherently uncertain. Actual future results may differ from those estimates. In addition, we make judgments and assumptions in allocating assets and liabilities to each of our reporting segments.

We cannot predict certain future events that might adversely affect the reported value of goodwill, which totaled $2,299 million at December 31, 2010.

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

If the initial assessment based on undiscounted projected cash flows indicates a potential impairment, the fair value of the assets is determined. We generally estimate fair value based on discounted cash flows. The discount rates applied to the estimated cash flows are generally based on the business segment specific WACC, which ranged between 11% and 14% in 2010. An impairment loss is recognized for the difference between the carrying value and the estimated fair value. An indication of impairment exists, similar to goodwill, based on the unfavorable developments in the economic climate.

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

Except for impairment of certain real estate that has been classified as held-for-sale ($69 million in 2009), no other impairment losses were recorded in 2009 and 2010. Any changes in future periods related to the estimated cash flows from these assets could result in an additional impairment in future periods.

At December 31, 2010, we had $1,486 million of other intangible assets and $1,164 million of remaining long-lived assets.

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

Management uses estimates to determine the amount of the restructuring provision. Our estimates are based on our anticipated personnel reductions and average associated costs. These estimates are subject to judgment and may need to be revised in future periods based on additional information and actual costs.

Revenue Recognition

Our revenues are primarily derived from sales to OEMs and similar customers and from sales to distributors.

We apply the guidance in SEC Staff Accounting Bulletin Topic 13 “Revenue Recognition” and recognize revenues when persuasive evidence of an arrangement exists, delivery has occurred or the service has been provided, the sales price is fixed or determinable, and collection is reasonably assured, based on the terms and conditions of the sales contract. For “made to order” sales, these criteria are met at the time the product is shipped and delivered to the customer and title and risk have passed to the customer. Examples of delivery conditions typically meeting these criteria are “Free on board point of delivery” and “Costs, insurance paid point of delivery”. Generally, the point of delivery is the customer’s warehouse. Acceptance of the product by the customer is generally not contractually required, since, for “made-to-order” customers, after design approval, manufacturing commences and subsequently delivery follows without further acceptance protocols. Payment terms used are those that are customary in the particular geographic market.

When we have established that all aforementioned conditions for revenue recognition have been met and no further post-shipment obligations exist, revenues are recognized.

For sales to distributors, the same recognition principles apply and similar terms and conditions as for sales to other customers are applied. However, for some distributors, contractual arrangements are in place that allow these distributors to return a product if certain conditions are met. These conditions generally relate to the time period during which return is allowed and reflect customary conditions in the particular geographic market. Other return conditions relate to circumstances arising at the end of a product life cycle, when certain distributors are permitted to return products purchased during a pre-defined period after we have announced a product’s pending discontinuance. Long notice periods associated with these announcements prevent significant amounts of product from being returned, however. We do not enter into repurchase agreements with OEMs or distributors. For sales where return rights exist, we have determined, based on historical data, that only a very small percentage of the sales to this type of distributor is actually returned. In accordance with this historical data, a pro rata portion of the sales to these distributors is not recognized but deferred until the return period has lapsed or the other return conditions no longer apply. Revenues are recorded net of sales taxes, customer discounts, rebates and similar charges.

Royalty income, which is generally earned based upon a percentage of revenues or a fixed amount per product sold, is recognized on an accrual basis. Government grants, other than those relating to purchases of assets, are recognized as income as qualified expenditures are made.

A provision for product warranty is made at the time of revenue recognition and reflects the estimated costs of replacement and free-of-charge services that will be incurred by us with respect to the sold products. In cases where the warranty period is extended and the customer has the option to purchase such an extension, which is subsequently billed separately to the customer, revenue recognition related to the warranty extension occurs on a straight-line basis over the contract period.

Income Taxes

Income taxes in the consolidated financial statements are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We operate in numerous countries where our income tax returns are subject to audits and adjustments. Because we operate globally, the nature of the audit items is often very complex. We employ internal and external tax professionals to minimize audit adjustment amounts where possible. We have applied the provisions of ASC 740 “Income Taxes” with regard to uncertain tax positions and have recognized a liability for the income tax positions taken that do not have a cumulative realizability of more than 50%.

We have significant deferred tax assets primarily related to net operating losses in the Netherlands, France, Germany, the USA and other countries. At December 31, 2010, tax loss carryforwards amounted to $2,803 million and tax credit carryforwards, which are available to offset future tax, if any, amounted to $69 million. The realization of deferred tax assets is not assured and is dependent on the generation of sufficient taxable income in the future. We have exercised judgment in determining whether it is more likely than not that we will realize the benefit of these net operating losses and other deductible temporary differences, based upon estimates of future taxable income in the various jurisdictions and any feasible tax planning strategies. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that a portion or all of the deferred tax assets will not be realized.

Benefit Accounting

We account for the cost of pension plans and postretirement benefits other than pensions in accordance with ASC 715 “Compensation-Retirement Benefits”.

Our employees participate in pension and other postretirement benefit plans in many countries. The costs of pension and other post retirement benefits and related assets and liabilities with respect to our employees participating in defined-benefit plans have been based upon actuarial valuations and recorded each period. If the projected benefit obligation exceeds the fair value of plan assets, we recognize in the consolidated balance sheet a liability that equals the excess. If the fair value of plan assets exceeds the projected benefit obligation, we shall recognize in its statement of financial position an asset that equals the excess. Pension costs in respect of defined-benefit pension plans primarily represent the increase in the actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets.

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

Share-Based Compensation

We record share-based compensation arrangements in accordance with ASC 718, “Compensation-Stock Compensation”. ASC 718 requires the cost of share-based payment arrangements to be recorded in the statement of operations.

Share-based compensation plans for employees were introduced in 2007. Subsequent to our holding company NXP Semiconductors N.V. becoming a listed company in August 2010, it introduced additional share-based compensation plans for eligible employees in the NXP group in November 2010.

Post-IPO Plan

After our holding company NXP Semiconductors N.V. became a publicly listed company in August 2010, a new share-based payments program, the Long-Term Incentive Plan 2010, was launched in November 2010. Under this program performance stock, stock options and restricted shares were granted to eligible employees. The options have a strike price equal to the closing share price on the grant date of November 2, 2010. The fair value of the options has been calculated with the Black-Scholes-Merton formula, using the following assumptions:

•

an expected life of 6.25 years, calculated in accordance with the guidance provided in SEC Staff bulletin No. 110 for plain vanilla options using the simplified method, given that our equity shares have been publicly traded for only a limited period of time we do not have sufficient historical exercise data;

•	a risk-free interest rate of 1.67%;

•	no expected dividend payments; and

•	a volatility of 45% based on the volatility of a set of peer companies. Peer company data has been used given the short period of time our shares have been publicly traded.

Changes in the assumptions can materially affect the fair value estimate. See also “Item 6.—B. Compensation—Shared Based Compensation Plans,” for more information in relation to our Post-IPO Plan.

Pre-IPO Plans

Under the pre-IPO plans, including the Management Equity Stock Option Plan, stock options were issued to certain employees of the Company. In accordance with the Management Equity Stock Option Plan, the members of our management team and certain other executives that were granted stock options will be allowed to exercise, from time to time, their vested options. The proportion of options available for exercise cannot exceed the proportion of the aggregate number of shares of common stock sold by our co-investors, including the Private Equity Consortium, to the total number of shares of common stock owned by such co-investors. The exercise prices of stock options granted in 2007 and 2008 range from €20.00 to €50.00.

Also, equity rights were granted to certain non-executive employees under the global equity incentive program (the “Global Equity Incentive Program”) giving the right to acquire our shares of common stock for no consideration after the rights have vested, upon a change of control (in particular, the Private Equity Consortium no longer jointly holding 30% of our common stock).

Since none of our stock options, equity rights or shares of common stock were traded on any stock exchange until August 2010, and exercise is dependent upon certain conditions, employees can receive no value nor derive any benefit from holding these options or rights without the fulfillment of the conditions for exercise. We have concluded that the fair value of the share-based payments could best be estimated by the use of a binomial option-pricing model because such model takes into account the various conditions and subjective assumptions that determine the estimated value. In addition to the estimated value of the Company based on projected cash flows, the assumptions used were:

•

expected life of the options and equity rights is calculated as the difference between the grant dates and an exercise triggering event occurring not before the end of 2011. For the options granted under the Pre-IPO plans, expected lives varying from 4.25 to 3 years have been assumed;

•	risk-free interest rate varying from 4.1% to 1.6%;

•	expected asset volatility varying from 27% to 38% (based on the average volatility of comparable companies over an equivalent period from valuation date to exit date);

•	dividend pay-out ratio of nil;

•	lack of marketability discounts—used was between 35% and 26%; and

•

the Business Economic Value of the NXP group, based on projected discounted cash flows as derived from our business plan for the next 3 years, extrapolated until 2021 and using 3% terminal growth rates (the discount factor was based on a weighted average cost of capital of 12.4%).

Because the stock options and equity rights were not traded, an option-based approach (the Finnerty model) was used to calculate an appropriate discount for lack of marketability. The expected life of the stock options and equity rights is an estimate based on the time period private equity investors typically take to liquidate a portfolio investment. The volatility assumption has been based on the average volatility of comparable companies over an equivalent period from valuation to exit date.

In May 2009, we executed a stock option exchange program for stock options granted up until that date and which were estimated to be deeply out of the money. Under this stock option exchange program, stock options with new exercise prices, different volumes and, in certain cases, revised vesting schedules, were granted to eligible individuals, in exchange for their existing stock options. By accepting the new stock options all existing stock options (vested and unvested) owned by the eligible individuals were cancelled. The number of employees eligible for and affected by the stock option exchange program was approximately 120. Since May 2009, stock options have been granted to eligible individuals under the revised stock options program. The exercise prices of these stock options ranged from €0.10 to €2.00; for comparison reasons and according to the reverse stock split on August 2010, these exercise prices currently range from €2.00 to €40.00. No modifications occurred with respect to the equity rights of the non-executive employees. No further options or rights will be granted under the pre-IPO plans. See also “Item 6.—B. Compensation—Share Based Compensation Plans,” for more information in relation to our Pre-IPO Plans.

In accordance with the provisions of Topic 718, the unrecognized portion of the compensation costs of the cancelled stock options continues to be recognized over the remaining requisite vesting period. For the replacement stock options, the compensation costs are determined as the difference between the fair value of the cancelled stock options immediately before the grant date of the replacement stock options and the fair value of these replacement stock options at the grant date. This incremental compensation cost will be recognized in accordance with the vesting schedule over the next 2.5 years.

Legal Proceedings

In accordance with ASC 450, we account for losses that may result from ongoing legal proceedings based on our best estimate of what such losses could be or, when such best estimate cannot be made, we record for the minimum potential loss contingency. Estimates require the application of considerable judgment, and are refined each accounting period as additional information becomes known. We are often initially unable to develop a best estimate of loss and therefore the minimum amount, which could be zero, is recorded until a better estimate can be developed. As information becomes known, the minimum loss amount can be increased, resulting in additional loss provisions, or a best estimate can be made, which may or may not result in additional loss provisions. There can be no assurances that our recorded provisions will be sufficient to cover the extent of our costs and potential liability.

For a summary of the material legal proceedings to which we are subject, see “Part I—Item 4. Information on the Company—B. Business overview—Legal Proceedings” contained elsewhere in this annual report.

C. Research and development, patents and licenses, etc.

Research and Development

We believe that our future success depends on our ability to both improve our existing products and to develop new products for both existing and new markets. We direct our research and development efforts largely to the development of new High-Performance Mixed-Signal semiconductor solutions where we see significant opportunities for growth. We target applications that require stringent overall system and subsystem performance. As new and challenging applications proliferate, we believe that many of these applications will benefit from our solutions. We have assembled a team of highly skilled semiconductor and embedded software design engineers with expertise in RF, analog, power management, interface, security and digital processing. As of December 31, 2010, we had approximately 3,000 employees in research and development, of which over 2,600 support our High-Performance Mixed-Signal businesses and approximately 200 support our Standard Products businesses. Our engineering design teams are located in India (Bangalore), China (Shanghai), the United States (San Jose, San Diego, Tempe, Bellevue), France (Caen, Suresnes, Sophia Antipolis), Germany (Hamburg, Dresden, Villingen), Austria (Gratkorn, Vienna), the Netherlands (Nijmegen, Eindhoven), Hong Kong, Singapore, the UK (Hazelgrove, Southampton), Switzerland (Zurich) and Belgium (Leuven). Our research and development expenses and write-off of acquired in-process research and development were $764 million in 2009 and $1,187 million in 2008. Our research and development expense was $568 million in 2010, 80% of which related to our High-Performance Mixed-Signal businesses.

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

Intellectual Property

The creation and use of intellectual property is a key aspect of our strategy to differentiate ourselves in the marketplace. We seek to protect our proprietary technologies by seeking patents, retaining trade secrets and defending, enforcing and utilizing our intellectual property rights, where appropriate. We believe this strategy allows us to preserve the advantages of our products and technologies, and helps us to improve the return on our investment in research and development. Our portfolio of approximately 14,000 patents and patent applications, as well as our royalty-free licenses to patents held by Philips, give us the benefit of one of the largest patent portfolios positions in the High-Performance Mixed-Signal and Standard Products markets. To protect confidential technical information that is not subject to patent protection, we rely on trade secret law and frequently enter into confidentiality agreements with our employees, customers, suppliers and partners. In situations where we believe that a third party has infringed on our intellectual property, we enforce our rights through all available legal means to the extent that we determine the benefits of such actions to outweigh any costs involved. For more information on the intellectual property arrangements we have entered into with Philips, see “Part I—Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Intellectual Property Transfer and License Agreement” contained elsewhere in this annual report.

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

In addition to our own patents and trade secrets, we have entered into licensing, broad-scope cross licensing and other agreements authorizing us to use patents, trade secrets, confidential technical information, software and related technology owned by third parties and/or operate within the scope of patents owned by third parties. We are party to process technology partnerships, such as our collaboration with TSMC and the Interuniversitair Microelektronica Centrum VZW, through which we jointly develop complex semiconductor-related process technology. We also maintain research partnerships with universities across the world, particularly in Europe, China and India.

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

We believe that we are strategically positioned to capture rapid growth in emerging markets through our strong position in Asia Pacific (excluding Japan), which represented 58% of our revenues both in 2010 and 2009, compared to a peer average of 49% of revenues in 2009. In particular, Greater China represented 37% of our revenues in 2010, compared to 35% of our revenues in 2009.

E. Off-balance sheet arrangements.

As of December 31, 2010, we had no off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations.

Presented below is a summary of our contractual obligations as at December 31, 2010.(1)(2)

($ in millions)	Total	2011	2012	2013	2014	2015	2016 and thereafter
Long-term debt	4,109	—	1	1,823	362	921	1,002
Capital lease obligations	24	5	9	5	3	1	1
Short-term debt(3)	418	418	—	—	—	—	—
Operating leases	150	27	23	20	18	18	44
Interest on the notes(4)	1,564	295	292	292	210	182	293
Long-term purchase contracts	249	90	69	39	22	10	19
Unrecognized tax benefits	9	9	—	—	—	—	—
Total contractual cash obligations(4)(5)	6,523	844	394	2,179	615	1,132	1,359

(1)	This table does not include liabilities related to unrecognized tax benefits amounting to $62 million, payments associated with our defined benefit plans, restructuring obligations and any obligations contingent on future events. In addition, this does not include purchase orders entered into in the normal course of business.
(2)	On March 4, 2011, we entered into a new $500 million Term Loan, which has not been drawn as of the date of this annual report The Term Loan was drawn on April 5, 2011. On April 6, 2011 the proceeds, together with cash on hand and available borrowing capacity under the Secured Revolving Credit Facility were used to redeem all $362 million of outstanding 2014 Dollar Fixed Rate Notes, together with $100 million of Dollar Floating Rate Secured Notes, €143 million of Euro Floating Rate Secured Notes and the cash payment of $16 million for accrued and unpaid interest. We estimate that our annual average interest expense will decrease by $10 million by utilizing the Term Loan.
(3)	Short-term debt consists of outstanding borrowings and guarantees under our Secured Revolving Credit Facility as of December 31, 2010. Although the Secured Revolving Credit Facility expires in 2012, the amount drawn is classified as short-term debt because we have the flexibility of drawing and repaying under this facility. Any amount still outstanding under the Secured Revolving Credit Facility on September 28, 2012 will be due in full immediately on that date. The Forward Start Revolving Credit Facility will become available to us on September 28, 2012, the maturity date of our current Secured Revolving Credit Facility, subject to customary terms and conditions and certain financial conditions.
(4)	The interest on the notes was determined on the basis of LIBOR and EURIBOR interest rates and USD/Euro balance sheet rates as at December 31, 2010. We have also drawn amounts under our Secured Revolving Credit Facility, but have not included these interest amounts due to the revolving nature of the debt.
(5)	Certain of these obligations are denominated in currencies other than U.S. dollars, and have been translated from foreign currencies into U.S. dollars based on an aggregate average rate of $1.3326 per €1.00, in effect at December 31, 2010. As a result, the actual payments will vary based on any change in exchange rate.

As of December 31, 2010, accrued interest on debt amounted to $92 million.

Certain contingent contractual obligations, which are not reflected in the table above, include (a) contractual agreements, such as supply agreements, containing provisions that certain penalties may be charged if we do not fulfill our commitments, (b) a contractual agreement to contribute $18 million in our joint venture called ASEN Semiconductors Co. Ltd. if our venture partner also contributes its contractually agreed amounts, which may occur in 2011.

We sponsor pension plans in many countries in accordance with legal requirements, customs and the local situation in the countries involved. These are defined-benefit pension plans, defined contribution pension plans and multi-employer plans. Contributions to funded pension plans are made as necessary, to provide sufficient assets to meet future benefits payable to plan participants. These contributions are determined by various factors, including funded status, legal and tax considerations and local customs. We currently estimate contributions to pension plans will be $65 million in 2011, consisting of $3 million in employer contributions to defined-benefit pension plans and $62 million in employer contributions to defined-contribution pension plans and multi-employer plans. The expected cash outflows in 2011 and subsequent years are uncertain and may change as a consequence of statutory funding requirements as well as changes in actual versus currently assumed discount rates, estimations of compensation increases and returns on pension plan assets.

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

Subsequent events

Sale of Sound Solutions Business

In June 2011 the antitrust regulatory approval was obtained allowing the sale of the NXP Sound Solutions business to close expectedly early July 2011. In December 2010 NXP Semiconductors N.V. and Dover Corporation signed a definitive agreement to transfer the Sound Solutions business for approximately $855 million.

Secondary Offering of Common Stock

On March 31, 2011, certain of the stockholders of our holding company NXP Semiconductors N.V. offered 30 million shares of NXP Semiconductors’ common stock, priced at $30.00 per share. The offering’s underwriters’ 30-day option to purchase up to 4,431,000 additional shares of common stock at the secondary offering price was fully exercised on March 31, 2011. NXP did not receive any proceeds from this secondary offering. The settlement date for the offering was April 5.

Share Based Compensation Plans

On March 9, 2011, our holding company NXP Semiconductors N.V. filed a registration statement on Form S-8 with the Securities and Exchange Commission in relation to the Management Equity Stock Option Plan, the Global Equity Incentive Program and the Long Term Incentive Plan 2010, which was introduced in November 2010. The stock options have a vesting schedule as specified upon the grant to the individuals. The proportion of options available for exercise cannot exceed the proportion of the aggregate number of shares of common stock sold by NXP Semiconductors N.V.’s co-investors, including the Private Equity Consortium, to the total number of shares of common stock owned by such co-investors. Following the completion of the secondary offering on April 5, 2011 by our holding company NXP Semiconductors N.V., in total up to 22% of the options under the Management Equity Stock Option Plan became exercisable, subject to the applicable laws and regulations.

Term Loan

On March 4, 2011, we entered into a new $500 million Term Loan. The Term Loan was drawn on April 5, 2011. On April 6, 2011 the proceeds, together with cash on hand and available borrowing capacity under the Secured Revolving Credit Facility, were used to redeem all $362 million of outstanding 2014 Dollar Fixed Rate Notes, together with $100 million of Dollar Floating Rate Secured Notes, €143 million of euro Floating Rate Secured Notes and the cash payment of $16 million for accrued and unpaid interest.

Item 6.	Management

A. Directors, Executive Officers and Key Employees

The following description sets forth certain information about management and management-related matters, both related to us, and to our sole stockholder and sole director NXP Semiconductors N.V.

Prior to the initial public offering on August 5, 2010 of our holding company NXP Semiconductors N.V., we amended our articles of association to reflect our corporate reorganization and our role as a sub-holding. In connection therewith, our two-tier corporate structure consisting of a supervisory board and a board of management was replaced by a one-tier corporate structure only consisting of a management board. NXP Semiconductors N.V., our sole stockholder and holding company, has been appointed as sole director. Since the corporate reorganization, the three supervisory board sub-committees, being the nominating and compensation committee, the audit committee, and the operating committee, no longer exist.

Our sole stockholder and sole director NXP Semiconductors N.V. has a one-tier board structure, consisting of a board of directors.

Board of Directors

Set forth below are the names, ages as of December 31, 2010, and positions of the persons who serve as members of the board of directors of our sole director NXP Semiconductors N.V.

Name	Age	Position
Richard L. Clemmer	59	Executive director, president and chief executive officer
Sir Peter Bonfield	66	Non-executive director and chairman of the board
Johannes P. Huth	50	Non-executive director and vice-chairman of the board
Nicolas Cattelain	37	Non-executive director
Eric Coutinho1)	59	Non-executive director
Egon Durban	37	Non-executive director
Kenneth A. Goldman	61	Non-executive director
Josef Kaeser	53	Non-executive director
Ian Loring	44	Non-executive director
Michel Plantevin	54	Non-executive director
Richard Wilson	45	Non-executive director

1)	On May 10, 2011, Mr. Eric Coutinho resigned as non-executive director of NXP Semiconductors N.V. as per the same date. On May 26, 2011 at the Annual General Meeting of Shareholders of NXP Semiconductors N.V., Philips’ nominee Mr. Bhatia has been appointed as non-executive member of the board of directors of NXP Semiconductors N.V.

•

Richard L. Clemmer (1951, American). Mr. Clemmer became executive director, president and chief executive officer on January 1, 2009. Prior to that, from December 2007, Mr. Clemmer was a member of the supervisory board of NXP B.V. and a senior advisor of Kohlberg Kravis Roberts & Co. Prior to joining NXP, he drove the turnaround and re-emergence of Agere, a spin-off from Lucent and a leader in semiconductors for storage, wireless data, and public and enterprise networks. He also served as Chairman of u-Nav Microelectronics Corporation, a leading GPS technology provider, and held a five-year tenure at Quantum Corporation where he was executive vice president and chief financial officer. Prior to that, Mr. Clemmer worked for Texas Instruments Incorporated as senior vice president and semiconductor group chief financial officer. Mr. Clemmer also serves on the boards of NCR Corporation and Trident Microsystems, Inc.

•

Sir Peter Bonfield (1944, British). Sir Peter has been appointed as a non-executive director and as the chairman of our board of directors. Prior to that, Sir Peter was the chairman of the supervisory board of NXP B.V. from September 29, 2006. Sir Peter served as chief executive officer and chairman of the executive committee for British Telecom plc from 1996 to 2002 and prior to that was chairman and chief executive officer of ICL plc (now Fujitsu Services Holdings Ltd.). Sir Peter also worked in the semiconductor industry during his tenure as a divisional director at Texas Instruments Incorporated, for whom he held a variety of senior management positions around the world. Sir Peter currently holds non-executive directorships at Telefonaktiebolaget LM Ericsson, Taiwan Semiconductor Manufacturing Company Limited, Mentor Graphics Corporation and Sony Corporation.

•

Johannes P. Huth (1960, German). Mr. Huth has been appointed as a non-executive director and vice-chairman of our board of directors. Prior to that, Mr. Huth was a member and chairman of our supervisory board and a member and vice-chairman of NXP B.V.’s supervisory board from September 29, 2006. Mr. Huth is a managing director of Kohlberg Kravis Roberts & Co., Europe. He has been with Kohlberg Kravis Roberts & Co. for eleven years. Currently, he is on the board of directors of Kohlberg Kravis Roberts & Co. Ltd., ProSiebenSat.1 Media AG (chairman), Kion Holding GmbH and BMG-Bertelsmann Music Group. Mr. Huth started his professional career with Salomon Brothers in New York and London. Following that, he worked with Investcorp International Ltd. in London.

•

Nicolas Cattelain (1973, French). Mr. Cattelain has been appointed as a non-executive director of our board of directors. Mr. Cattelain became a member of our supervisory board and the supervisory board of NXP B.V. in February 2010 and is a director of Kohlberg Kravis Roberts & Co., Europe. He has been with Kohlberg Kravis Roberts & Co. for ten years. Before 2000, Mr. Cattelain was with the private equity firm Industri Kapital in London and prior to that he worked in the Mergers and Acquisitions Department of Merrill Lynch.

•

Eric Coutinho (1951, Dutch). Mr. Coutinho has been appointed as a non-executive director of our board of directors. Mr. Coutinho became a member of our supervisory board and the supervisory board of NXP B.V. on September 29, 2006 and is chief legal officer and general secretary of Koninklijke Philips Electronics N.V. and a member of its group management committee. He has been with Philips since 1979 during which time he has worked in various positions. He is also deputy chairman of The Netherlands Philips Pension Fund.

•

Egon Durban (1973, German). Mr. Durban is a managing director of Silver Lake Partners based in Menlo Park. Mr. Durban joined Silver Lake in 1999 as a founding principal and has worked in the firm’s London, Menlo Park and New York offices. Mr. Durban serves on the Supervisory Board of Skype and is the chairman of its operating committee, the board of directors of Intelsat, Ltd., the board of directors of Multiplan Inc., the operating committee of SunGard Capital Corporation, and Silver Lake’s Management, Investment and Fund 3 Operating and Valuation Committees. Prior to Silver Lake, Mr. Durban worked in Morgan Stanley’s Investment Banking Division.

•

Kenneth A. Goldman (1949, American). Mr. Goldman has been appointed as a non-executive director of our board of directors effective August 6, 2010. Mr. Goldman is the senior vice president and chief financial officer of Fortinet, Inc. Prior to that, Mr. Goldman served as senior vice president, finance and administration, and chief financial officer of Siebel Systems, Inc. from 2000 to 2006. Mr. Goldman has also served as senior vice president and chief financial officer of Excite@Home Corporation and Sybase, Inc., as well as serving as chief financial officer of Cypress Semiconductor

Corporation and VLSI. Technology, Inc. Mr. Goldman also serves on the board of directors of BigBand Networks, Inc. and Infinera, Inc. and several private companies.

•

Josef Kaeser (1957, German). Mr. Kaeser has been appointed as a non-executive director of our board of directors effective September 1, 2010. Mr. Kaeser is the executive vice president and chief financial officer of Siemens AG. Prior to this, Mr. Kaeser served as chief strategy officer for Siemens AG from 2004 to 2006 and as the chief financial officer for the mobile communications group from 2001 to 2004. Mr. Kaeser has additionally held various other positions within the Siemens group since he joined Siemens in 1980. Mr. Kaeser also serves on the managing board of Siemens AG and the board of directors of Siemens Ltd., India, Bayerische Börse AG, Allianz AG, Germany and Nokia Siemens Networks B.V.

•

Ian Loring (1966, American). Mr. Loring has been appointed a non-executive director of our board of directors. Mr. Loring became a member of our supervisory board and the supervisory board of NXP B.V. on September 29, 2006 and is a managing director of Bain Capital Partners, LLC. Prior to joining Bain Capital Partners in 1996, Mr. Loring worked at Berkshire Partners and has previously also worked at Drexel Burnham Lambert. He serves as a director of Clear Channel Communications Inc., The Weather Channel Inc., Warner Music Group Corporation, Denon & Marantz and Contec Co. Ltd. Mr. Loring previously served on the board of Cumulus Media Inc. and Echelon Telecom Inc.

•

Michel Plantevin (1956, French). Mr. Plantevin has been appointed a non-executive director of our board of directors. Mr. Plantevin became a member of our supervisory board and the supervisory board of NXP B.V. on September 29, 2006 and is a managing director of Bain Capital Ltd. Prior to joining Bain Capital Ltd. in 2003, Mr. Plantevin worked at Goldman Sachs in London, and prior to that he was a partner with Bain & Company in London and Paris. He also serves as a director of FCI S.A., Brakes Group, Stylon and IMCD.

•

Richard Wilson (1965, British). Mr. Wilson has been appointed as a non-executive director of our board of directors. Mr. Wilson became a member of our supervisory board and the supervisory board of NXP B.V. on October 22, 2008 and is a senior partner of Apax Partners LLP. Prior to joining Apax Partners in 1995, he served as a consultant with Scientific Generics Inc. and also worked for Marconi Space Systems Ltd. He has sat on a number of boards of Apax fund portfolio companies, such as Inmarsat plc, Weather Investments SpA and affiliates of TDC A/S, and in 2009/2010 was the chairman of the European Private Equity and Venture Capital Association.

Management Team

Set forth below are the names, ages as of December 31, 2010, and positions of the executive officers who together with our chief executive officer, Mr. Clemmer, constitute our management team.

Name	Age	Position
Richard L. Clemmer	59	Executive director, president and chief executive officer
Chris Belden	50	Executive vice president and general manager of operations
Guido Dierick	51	Senior vice president and general counsel
Alexander Everke	47	Executive vice president and general manager of High-Performance Mixed-Signal businesses focused on wireless infrastructure, lighting, industrial, mobile, consumer and computing applications
Mark Hamersma(1)	42	Senior vice president, responsible for business development
Peter Kleij	50	Senior vice president, responsible for human resource management
Mike Noonen	47	Executive vice president, responsible for global sales
Rene Penning De Vries	56	Senior vice president and chief technology officer
Ruediger Stroh	48	Executive vice president and general manager of High-Performance Mixed-Signal businesses focused on identification applications
Frans Scheper	48	Senior vice president and general manager of the Standard Products applications
Kurt Sievers	41	Senior vice president and general manager of High-Performance Mixed-Signal businesses focused on automotive applications
Karl-Henrik Sundström	50	Executive vice president and chief financial officer

(1)	Until January 1, 2011.

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

•

Karl-Henrik Sundström (1960, Swedish). Mr. Sundström became executive vice president and chief financial officer of NXP B.V. and a member of our management team on May 13, 2008. In a successful 22 year career at Ericsson AB, Mr. Sundström gained general management experience leading the company’s global services operations and its Australian and New Zealand business before his appointment as chief financial officer of Ericsson AB in 2003 until the end of 2007. Mr. Sundström also serves on the board of Swedbank AB.

On March 1, 2011, we announced the appointment of Mr. Peter Kelly as executive vice president operations and member of our management team. He joins Mr. Chris Belden reporting to Mr. Rick Clemmer and will share responsibility with Mr. Belden for managing our overall operations. Mr. Kelly has over 25 years of experience in the technology industry working for companies in Europe and the USA, being a key part of the management team that led the spin-off of Agere from Lucent Technology and leading the Global Operations team responsible for significantly improving margins, asset turnover and customer service.

B. Compensation.

Our sole director, NXP Semiconductors N.V., is not entitled to any compensation.

In accordance with Dutch law, the stockholders of NXP Semiconductors N.V. have adopted a compensation policy for its board of directors. The remuneration of its executive directors, including our chief executive officer, is resolved upon by the board of directors of NXP Semiconductors N.V., with due observance of its compensation policy. The respective executive director does not participate in the discussions of the board of directors on his compensation, nor does the chief executive officer vote on such a matter. Our chief executive officer is the only executive director of NXP Semiconductors N.V. The remuneration of the non-executive directors has been resolved upon by its stockholders at a stockholder meeting at the proposal of the board of directors of NXP Semiconductors N.V., prior to the consummation of its initial public offering in August 2010. To the extent the stockholders at a future stockholder meeting do not adopt the proposal of the board, the board must prepare a new proposal. After adoption of a proposal, only subsequent amendments will require stockholder approval. Furthermore, any proposed share or option-based director compensation (including any performance conditions relating to such compensation) must be submitted by the board of NXP Semiconductors N.V. to the general meeting of stockholders for its approval, detailing the number of shares or options over shares that may be awarded to the directors and the criteria that apply to such award or any modification of such rights. Prior to the consummation of the initial public offering in August 2010, the stockholders of NXP Semiconductors N.V. have approved such equity-based director compensation. We pay the compensation of the board of NXP Semiconductors N.V. pursuant to the corporate management services agreement also referred to as CMSA—see “Part 1—Item 7 Major Shareholders and Related Party Transactions”.

Compensation Policy and Objectives

The objective in establishing the compensation policies for our chief executive officer, the other members of our management team and our other executives, will be to provide a compensation package that is aligned with our strategic goals and that enables us to attract, motivate and retain highly qualified professionals. We believe that the best way to achieve this is by linking executive compensation to individual performance targets, on the one hand, and to NXP’s performance, on the other hand. Our executive compensation package will therefore include a significant variable part, consisting of an annual cash incentive and depositary receipts for shares and stock options. Executive performance targets will be determined annually, at the beginning of the year, and assessed at the end of the year by, respectively, the nominating and compensation committee of NXP Semiconductors N.V., our executive officers or the other members of our management team. The compensation package for our chief executive officer, the other members of our management team and our NXP executives is benchmarked on a regular basis against other companies in the high-tech and semiconductors industry.

Base Salary

We currently pay our chief executive officer an annual base salary of €1,142,000, the chairman of the board of directors of NXP Semiconductors N.V. an annual fixed fee of €275,000 and the other members of its board of directors an annual fixed fee of $85,000 gross. Members of the Audit Committee and the Nominating & Compensation Committee of NXP Semiconductors N.V. receive an additional annual fixed fee of $6,000 gross and the chairmen of both committees receive an additional annual fixed fee of $10,000 and $8,000 gross, respectively. For the year ended December 31, 2010, the members of our management team as a group received a total aggregate compensation of €6,200,000, compared to a total aggregate compensation of €6,680,000 in 2009.

Our chief executive officer, the other members of our management team and most of our executives have a contract of employment for an indefinite term. The main elements of any new employment contract that we will enter into with a member of the board of directors of NXP Semiconductors N.V. will be made public no later than the date of the public notice convening the general meeting of stockholders at which the appointment of such member of the board of directors will be proposed.

Annual Incentive

Each year, our chief executive officer, the other members of our management team and our other executives can qualify to earn a variable cash incentive, subject to whether certain specific and challenging performance targets have been met. For our chief executive officer, the on-target cash incentive percentage was set at 100% of the base salary, with the maximum cash incentive set at 200% of the annual base salary. The cash incentive pay-out in any year relates to the achievements of the preceding financial year in relation to agreed targets. In 2010, an amount of €2,284,000 has been paid to our chief executive officer as annual incentive bonus for our performance in 2009. The total annual incentive bonus amount paid in 2010 to members of our management team, including our chief executive officer, is €9,830,000. In 2009, no annual incentive bonuses were paid to our board members, management team or to the executives due to the economic and financial crisis during the course of 2008 and early 2009, as well as our performance and the continuing future uncertainty in economic developments.

Share Based Compensation Plans

The purpose of our share based compensation plans, including the Management Equity Stock Option Plan implemented prior to the consummation of our initial public offering in August 2010 and the Long-Term Incentive Plan 2010 introduced in November 2010, is to align the interests of management with those of our stockholders by providing additional incentives to improve our medium and long term performance, by offering the participants an opportunity to share in the success of NXP.

We granted stock options to the members of our management team and to approximately 135 of our other executives in 2007 and 2008 under the Management Equity Stock Option Plan. In May 2009, we executed a stock option exchange program, under which stock options, with new exercise prices, different volumes and—in certain cases—revised vesting schedules, were granted to eligible individuals, in exchange for their owned stock options. By accepting the new stock options all previously granted stock options (vested and unvested) owned by the eligible individual were cancelled. As of May 2009, when the stock options exchange program was consummated, stock options have been granted to eligible individuals under the revised Management Equity Stock Option Plan. Under this stock option plan the participants acquire the right to purchase a certain number of shares of common stock in our holding company NXP Semiconductors N.V. at a predetermined price, i.e. exercise price, provided that certain conditions are met. The stock options have a vesting schedule as specified upon the grant to the individuals. Following the filing of such registration statement, pursuant to our Management Equity Stock Option Plan, members of our management team and certain other executives will be allowed to exercise, from time to time, their vested options. The proportion of options available for exercise cannot exceed the proportion of the aggregate number of shares of common stock sold by our co-investors, including the Private Equity Consortium, to the total number of shares of common stock owned by such co-investors. Following the completion of the secondary offering on April 5, 2011 by NXP Semiconductors N.V., in total up to 22% of the options under the Management Equity Stock Option Plan have become exercisable, subject to the applicable laws and regulations. As of December 31, 2010, a total of 18 million stock options were granted under the Management Equity Stock Option Plan to a group of approximately 125 (current and former) NXP executives (which includes our chief executive officer and the other members of the management team and our chairman of the board of directors). These stock options can be exercised at exercise prices which vary from €2.00 to €50.00 per stock option.

In November 2010, we introduced a new Long Term Incentive Plan 2010, under which performance stock, restricted stock and stock options related to shares of common stock of NXP Semiconductors N.V. may be granted to the members of the board of directors of NXP Semiconductors N.V., management team, our other executives, selected other key employees/talents of the NXP group and selected new hires. Under the Long Term Incentive Plan 2010, equity incentives may be granted on the dates NXP Semiconductors N.V. publishes its quarterly financials, beginning on November 2, 2010. Performance stock and restricted stock vest over a period of three years, subject to relevant performance criteria being met, and stock options vest over four years. The size of the annual equity pool available for Long Term Incentive Plan 2010 awards from November 2, 2010 up to the fourth quarter of 2011 is for an aggregate of up to 7,200,000 common shares in our share capital. On December 31, 2010, grants were made to 980 participants, in total representing 5,880,000 shares of common stock in NXP Semiconductors N.V., consisting of 847,000 performance stock, 1,283,000 restricted shares and 3,750,000 stock options.

Shares to be delivered under any equity program may be newly issued, for up to 10% of our share capital, or they may come out of treasury stock or be purchased from time to time upon the decision of the board of directors of NXP Semiconductors N.V.

As of December 31, 2010, the following stock options, restricted stock, performance stock, shares of common stock, depositary receipts for shares of common stock in NXP Semiconductors N.V. were outstanding with members of its board of directors:

Richard L. Clemmer, CEO and president

As of December 31, 2010, our chief executive officer held 76,125 depositary receipts and had been granted the following stock options and performance stock units, which were outstanding.

Series	Number of Stock Options	Exercise Price (in $)	Number of Stock Options per vesting schedule
			11/02/11	11/02/12	11/02/13	11/02/14
2010/November	360,252	13.27	90,063	90,063	90,063	90,063

Series	Number of Stock Options	Exercise Price (in €)	Number of Stock Options per vesting schedule
			01/01/10	01/01/11	01/01/12	01/01/13
2009/1	415,000	2.00	103,750	103,750	103,750	103,750
2009/2	1,400,000	15.00	350,000	350,000	350,000	350,000
2009/3	234,000	30.00	58,500	58,500	58,500	58,500
2009/4	374,252	40.00	93,563	93,563	93,563	93,563

Total:	2,423,252		605,813	605,813	605,813	605,813

Series	Number of Performance Stock Units	Number of Performance Stock Units per vesting schedule
		11/02/11	11/02/12	11/02/13
2010/November	240,162	Maximum 33% of total	Maximum 67% of total	Up to 100% of total

Sir Peter Bonfield, chairman of the board of directors

As of December 31, 2010 the following stock options and restricted stock units had been granted to the chairman of the board of directors of NXP Semiconductors N.V. and were outstanding:

Series	Number of Performance Stock Units	Number of Performance Stock Units per vesting schedule
		11/02/11	11/02/12	11/02/13
2010/November	10,000	3,333	3,333	3,334

Series	Number of Stock Options	Exercise Price (in €)	Number of Stock Options per vesting schedule
			10/01/10	10/01/11	10/01/12
2009/2	23,550	15.00	7,850	7,850	7,850
2009/3	23,550	30.00	7,850	7,850	7,850

Total:	47,100		15,700	15,700	15,700

Other members of the board of directors of NXP Semiconductors N.V.

To each of Messrs. Huth, Cattelain, Durban, Goldman, Kaeser, Loring, Plantevin and Wilson, all being member of the board of directors of NXP Semiconductors N.V., the following restricted stock units had been granted and were outstanding as of December 31, 2010:

Series	Number of Restricted Stock Units	Number of Performance Stock Units per vesting schedule
		11/02/11	11/02/12	11/02/13
2010/November	10,000	3,333	3,333	3,334

Pensions

Our chief executive officer and eligible members of the management team participate in the executives’ pension plan, which we set up in the Netherlands and which consists of a combination of a career average and a defined-contribution plan. The target retirement age under the plan is 62.5. The plan does not require employee contributions. We paid for our chief executive officer a total pension plan contribution of €569,530 in 2010 (2009: €552,350). We also paid a total pension plan contribution in the aggregate of €1,650,000 (2009: €1,619,000) to the members of our management team.

Additional Arrangements

In addition to the main conditions of employment, a number of additional arrangements apply to our chief executive officer and other members of the management team. These additional arrangements, such as expense compensation and relocation allowances, medical insurance, accident insurance, school fee compensation and company car arrangements are broadly in line with those for the NXP executives globally. In the event of disablement, our chief executive officer and other members of the management team are entitled to benefits in line with those for other NXP executives. In line with regulatory requirements, the Company’s policy forbids personal loans, guarantees or similar arrangements to members of our board, and consequently no loans, guarantees or similar arrangements were granted to such members in 2009 or in 2010, nor were such loans outstanding as of December 31, 2010.

Unless the law provides otherwise, the members of the board of directors of NXP Semiconductors N.V. are expected to be reimbursed by us for various costs and expenses, such as reasonable costs of defending claims, as formalized in the articles of association. Under certain circumstances, described in the articles of association, such as an act or failure to act by a member of our board of directors that can be characterized as intentional (opzettelijk), intentionally reckless (bewust roekeloos) or seriously culpable (ernstig verwijtbaar), there will be no entitlement to this reimbursement.

Summary Compensation Table

The following table sets forth the annual compensation paid to the members of the board of directors of NXP Semiconductors N.V. on an individual basis for services in all capacities during the year ended December 31, 2010.

	Salary and/ or fees (1 in €; 2 in $)		Performance related compensation (€)	Number of stock, stock options of stock units outstanding	Non-equity incentive plan compensation or benefits in kind (€)	Contingent or deferred compensation	Pension, retirement or similar benefits (€)	Other
Richard L. Clemmer	1,142,000	(1)	2,284,000	600,414	711,901	—	569,531	—
Sir Peter Bonfield	275,000	(1)	—	57,100	—	—	—	—
Johannes P. Huth	37,917	(2)	—	10,000	—	—	—	—
Nicolas Cattelain	35,417	(2)	—	10,000	—	—	—	—
Eric Coutinho	35,417	(2)	—	—	—	—	—	—
Egon Durban	35,417	(2)	—	10,000	—	—	—	—
Kenneth A. Goldman	41,250	(2)	—	10,000	—	—	—	—
Josef Kaeser	30,333	(2)	—	10,000	—	—	—	—
Ian Loring	35,417	(2)	—	10,000	—	—	—	—
Michel Plantevin	41,250	(2)	—	10,000	—	—	—	—
Richard Wilson	35,417	(2)	—	10,000	—	—	—	—

Total:	1,417,000	(1)	2,284,000	737,514	711,901	—	569,531	—
	327,835	(2)

C. Board practices.

Management Structure

Prior to the initial public offering on August 5, 2010 of our holding company NXP Semiconductors N.V., we amended our articles of association to reflect our corporate reorganization and our role as a sub-holding. In connection therewith, our two-tier corporate structure consisting of a supervisory board and a board of management was replaced by a one-tier corporate structure only consisting of a management board. NXP Semiconductors N.V., our sole stockholder and holding company, has been appointed as sole director. Since the corporate reorganization, the three supervisory board sub-committees, being the nominating and compensation committee, the audit committee, and the operating committee, no longer exist.

Our sole stockholder and sole director NXP Semiconductors N.V. has a one-tier board structure, consisting of an executive director and non-executive directors.

Powers, Composition and Function

The number of executive and non-executive directors of NXP Semiconductors is determined by its board of directors. The board of directors consists of one executive director and ten non-executive directors. The executive director, Mr.Clemmer, has been appointed as our chief executive officer.

The appointment of the directors will be made by the general meeting of stockholders of NXP Semiconductors N.V. upon a binding nomination of its board of directors. A resolution to appoint a director nominated by the board of directors shall be adopted by a simple majority of the votes cast. The board of directors shall make a list of candidates containing the names of at least the number of persons prescribed by law, which is currently two, for each vacancy to be filled. The nomination shall state whether the director is proposed to be an executive or non-executive director. The general meeting of stockholders of NXP Semiconductors N.V. may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two thirds majority of the votes cast, provided such majority represents more than half of its issued share capital. The board of directors may then make a new nomination, containing at least the number of persons prescribed by law, which currently is two. If a nomination has not been made or has not been made in due time, this shall be stated in the notice and the general meeting of stockholders of NXP Semiconductors N.V. shall be free to appoint a director at its discretion. The latter resolution of the general meeting of stockholders must also be adopted by at least two thirds majority of the votes cast, provided such majority represents more than half of our issued share capital.

As the holder of more than 50% of the common stock of NXP Semiconductors N.V., the Private Equity Consortium has the ability to elect its entire board, subject to any limitations in the shareholders’ agreement.

In addition, the Private Equity Consortium and Philips have entered into an amended and restated shareholders’ agreement that provides Philips with certain rights, including with respect to board representation at NXP Semiconductors N.V., and requires the Private Equity Consortium to vote their shares in a manner that implements such rights. See “Certain Relationships and Related Party Transactions—Shareholders’ Agreement”.

Under the articles of association of NXP Semiconductors N.V. and Dutch corporate law, the members of the board of directors are collectively responsible for the management, general and financial affairs and policy and strategy of NXP Semiconductors. Our executive director will be responsible for the day-to-day management of NXP Semiconductors N.V., its group companies including NXP, and for the preparation and execution of board resolutions, to the extent these tasks are not delegated to a committee of the board of directors. Our chief executive officer or all directors acting jointly may represent NXP Semiconductors N.V. with third parties.

A conflict of interest between NXP Semiconductors N.V. and one or more of its directors is not expected to have any impact on the authority of directors to represent NXP Semiconductors N.V. Under its board regulations, a conflict needs to be reported to the board of directors and the board of directors shall resolve on the consequences, if any. Under current Dutch law, in case of a conflict, the general meeting of stockholders may at any time resolve to designate a person to represent the company. Although current Dutch law allows the directors of NXP Semiconductors N.V. to participate in deliberations and to vote on matters on which the respective director is conflicted, the Dutch corporate governance code and the board regulations of NXP Semiconductors N.V. do not allow directors to participate in discussions or vote on such matters.

The non-executive directors of NXP Semiconductors N.V. will supervise the executive director and its general affairs and provide general advice to the executive director. Furthermore the non-executive directors will perform such acts that are delegated to them pursuant to the articles of association of NXP Semiconductors N.V. or by its board regulation. One of the non-executive directors has been appointed as chairman of the board and another non-executive director has been appointed as vice-chairman of the board of directors.

Each director owes a duty to NXP Semiconductors N.V. to properly perform the duties assigned to him and to act in the corporate interest of NXP Semiconductors N.V. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as stockholders, creditors, employees, customers and suppliers.

The directors of NXP Semiconductors N.V. are appointed for one year and will be re-electable each year at the general meeting of stockholders. The members of the board of directors may be suspended or dismissed at any time by the general meeting of stockholders of NXP Semiconductors N.V. A resolution to suspend or dismiss a director will have to be adopted by at least a two thirds majority of the votes cast, provided such majority represents more than half of the issued share capital and unless the proposal to suspend or dismiss a member of the board of directors is made by the board of directors itself, in which case resolutions shall be adopted by a simple majority of votes cast. Currently, Dutch law does not allow executive directors to be suspended by the board of directors; however, Dutch law is expected to be amended in mid 2011 to facilitate the suspension of executive directors by the board.

In the event that one or more directors are prevented from acting or in the case of a vacancy or vacancies for one or more directors, the board of directors remains properly constituted. The board of directors is expected to have the power, without prejudice to its responsibility, to cause NXP Semiconductors N.V. to be represented by one or more attorneys. These attorneys shall have such powers as shall be assigned to them on or after their appointment and in conformity with the articles of association of NXP Semiconductors N.V., by the board of directors.

The board of directors has adopted board regulations governing its performance, its decision making, its composition, the tasks and working procedure of the committees and other matters relating to the board of directors, the chief executive officer, the non-executive directors and the committees established by the board of directors. In accordance with the board regulations, resolutions of the board of directors of NXP Semiconductors N.V. will be adopted by a simple majority of votes cast in a meeting at which at least the majority of its members is present or represented. Each member of the board of directors has the right to cast one vote. In a tie vote, the proposal will be rejected.

Board Committees

While retaining overall responsibility, the board of directors of NXP Semiconductors N.V. has assigned certain of its tasks to permanent committees. Members of the permanent committees will be appointed by the board of directors. The board of directors will also determine the tasks of each committee. the board of directors of NXP Semiconductors N.V. has established an audit committee and a nominating and compensation committee, each of which will have the responsibilities and composition described below:

•

Audit Committee. The audit committee of NXP Semiconductors N.V. consists of three independent non-executive directors, Messrs. Goldman, Kaeser and Sir Peter Bonfield. Mr. Goldman, who is appointed as chairman of the audit committee, will qualify as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and as determined by the board of directors of NXP Semiconductors N.V. The audit committee will assist the board of directors in supervising, monitoring and advising the board of directors on financial reporting, risk management, compliance with relevant legislation and regulations and our business code of conduct. It will oversee the preparation of our financial statements, our financial reporting process, our system of internal business controls and risk management, our internal and external audit process and our internal and external auditor’s qualifications, independence and performance. The audit committee of NXP Semiconductors N.V. also will review our annual and interim financial statements and other public disclosures, prior to publication. At least once per year, the non-executive directors who are part of the audit committee will report their findings to the plenary board of directors. The audit committee of NXP Semiconductors N.V. also recommends to our stockholders the appointment of external auditors. The external auditor will attend most meetings of the audit committee. The findings of the external auditor, the audit approach and the risk analysis are also discussed at these meetings.

•

Nominating and Compensation Committee. The nominating and compensation committee of NXP Semiconductors N.V. consists of three non-executive directors, Messrs. Huth and Plantevin and Sir Peter Bonfield, who is also an independent director. Mr. Plantevin is appointed as chairman of this committee. The nominating & compensation committee will determine selection criteria and appointment procedures for members of the board of directors of NXP Semiconductors N.V., to periodically assess the scope and composition of the board of directors of NXP Semiconductors N.V. and to evaluate the performance of its individual members. It will be responsible for recommending to the board of directors the compensation package for executive directors of NXP Semiconductors N.V., with due observance of the remuneration policy adopted by the general meeting of stockholders. It will review employment contracts entered into with executive directors, make recommendations to the board of directors with respect to major employment-related policies and oversee compliance with our employment and compensation-related disclosure obligations under applicable laws.

Limitation of Liability and Indemnification Matters

Unless prohibited by law in a particular circumstance, the articles of association of NXP Semiconductors N.V. require it to reimburse the members of the board of directors and the former members of the board of directors for damages and various costs and expenses related to claims brought against them in connection with the exercise of their duties. However, there shall be no entitlement to reimbursement if and to the extent that (i) a Dutch court has established in a final and conclusive decision that the act or failure to act of the person concerned may be characterized as willful (opzettelijk), intentionally reckless (bewust roekeloos) or seriously culpable (ernstig verwijtbaar) conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness, or (ii) the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss. We may enter into indemnification agreements with the members of the board of directors and our officers to provide for further details on these matters. We expect to purchase directors’ and officers’ liability insurance for the members of the board of directors and certain other officers, substantially in line with that purchased by similarly situated companies.

At present, there is no pending litigation or proceeding involving any member of the board of directors, officer, employee or agent where indemnification will be required or permitted. We are not aware of any threatened litigation or proceedings that might result in a claim for such indemnification.

Insofar as indemnification of liabilities arising under the Securities Act of 1933, as amended, may be permitted to members of the board of directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

D. Employees.

The following table provides an overview of the number of full time employees we had per segment:

	As of December 31,
	2009	2010
High-Performance Mixed-Signal	2,806	2,864
Standard Products	1,488	1,746
Manufacturing Operations	14,320	15,526
Corporate:
NuTune	3,033	—
Central research and development	963	654
Sales and marketing	527	846
Information technology	457	369
Other shared services	2,158	2,061
Other (including NXP Software)	334	405
Divested Home Activities	1,186	—

Total	27,272	24,471

The following table indicates the number of full time employees per geographic area:

	As of December 31,
	2009	2010
Europe and Africa	8,278	7,347
Americas	728	542
Greater China	6,737	6,926
Asia Pacific	11,529	9,656

Total	27,272	24,471

The tables above represent the number of our employees excluding the 941 employees from our discontinued Sound Solutions business at December 31, 2010 (December 31, 2009: 878)

We have not experienced any material strikes or labor disputes in the past. A number of our employees are members of a labor union. In various countries, local law requires us to inform and consult with employee representatives on matters relating to labor conditions. We consider our employee relations to be good.

E. Share ownership.

Information with respect to share ownership of members of the board of directors of our holding company NXP Semiconductors N.V. is included in Item 7 “Major Shareholders and Related Party Transactions” and notes 31 and 32 to our consolidated financial statements, which are incorporated herein by reference. Information with respect to the grant of shares and stock options to employees is included in note 33 to our consolidated financial statements which are incorporated herein by reference.

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

The following table shows the amount of the common stock of NXP Semiconductors N.V. beneficially owned as of December 31, 2010 by (i) each person who is known by us to own beneficially more than 5% of the common stock of NXP Semiconductors N.V, (ii) each member of the board of directors of NXP Semiconductors N.V., (iii) each director nominee, (iv) each of the named executive officers, (v) certain former members of management and (vi) all members of the board, director nominees and all of our executive officers as a group. A person is a “beneficial owner” of a security if that person has or shares voting or investment power over the security or if he has the right to acquire beneficial ownership within 60 days. Unless otherwise noted, these persons may be contacted at our executive offices and, to our knowledge, have sole voting and investment power over the shares listed. Percentage computations are based on 250,751,500 shares of our common stock outstanding as of December 31, 2010. As shown in the table below, funds advised by KKR, Bain and Silver Lake are considered U.S. beneficial holders and collectively beneficially owned 42.22% of the shares of common stock of NXP Semiconductors N.V.

	Common Stock of NXP Semiconductors N.V. Beneficially Owned(1)
	Number	%
NXP Semiconductors N.V.
Funds advised by KKR	48,119,770	19.19
Funds advised by Bain)	38,494,427	15.35
Funds advised by Silver Lake)	19,248,819	7.68
Funds advised by Apax	21,651,415	8.63
Funds advised by Alpinvest	9,622,242	3.84
NXP Co-Investment Partners L.P.	22,461,600	8.96
PPTL Investment LP	42,715,650	17.04
Richard L. Clemmer	217,287	0.09
Sir Peter Bonfield	2,355	0.001
Johannes P. Huth	70,000	0.03
Nicolas Cattelain	—	—
Eric Coutinho	—	—
Egon Durban	19,259,319	7.68
Ian Loring	38,494,427	15.35
Kenneth Goldman	5,000	0.002
Michel Plantevin	—	—
Richard Wilson	—	—
Josef Kaeser	—	—
All directors and executive officers as a group	137,441,815	54.81

(1)	Includes shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.

B. Related party transactions.

Private Equity Consortium, NXP Semiconductors N.V., Philips and Other

Advisory Services Agreements

The members of the Private Equity Consortium will provide certain advisory services to NXP Semiconductors N.V. and to us. We have entered into separate agreements in this regard with the respective parties, under which each of the various legal entities will receive an annual advisory fee of $25,000 (with an aggregate total amount of $125,000 annually).

Corporate Management Services Agreement

The corporate management services agreement dated August 2, 2010, amongst our holding company, NXP Semiconductors N.V. and us, which we refer to as the “CMSA” governs the terms and conditions under which we receive general corporate and management and advisory services from our holding company. All costs incurred by our holding company in the performance of such services are remunerated by us. Such remuneration includes without limitation NXP Semiconductors N.V.’s listing fees and costs and its board compensation, restructuring costs, financing fees and costs, advisory fees and audit fees.

Shareholders’ Agreement

Prior to the consummation of the initial public offering of NXP Semiconductors N.V. in August 2010, the members of the Private Equity Consortium restructured their indirect shareholding in the common stock of NXP Semiconductors N.V. such that each of them holds directly, or indirectly through a separate Luxembourg holding company, shares of its common stock. At the same time, KASLION Holding B.V. ceased to hold shares of common stock of NXP Semiconductors N.V. In connection with this restructuring, the members of the Private Equity Consortium, Philips and the Management Foundation (together, the “Existing Shareholders”) entered into a new shareholders’ agreement among themselves, which replaced the shareholders’ agreement entered into on September 29, 2006. Neither we nor NXP Semiconductors N.V., are a party to the new shareholders’ agreement.

Capital contribution from NXP Semiconductors N.V.

Promptly after the initial public offering on August 5, 2010 by our holding company, NXP Semiconductors N.V., we received the proceeds of $448 million by way of a capital contribution in excess of par value.

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

In addition to assigning patents to us, Philips has granted us a non-exclusive, royalty-free and irrevocable license to all patents that Philips held but did not assign to us, to the extent that they were entitled to the benefit of a filing date prior to the separation between us and Philips and for which Philips was free to grant licenses to third parties without the consent of or accounting to any third party other than an entity owned or controlled by Philips or us and to certain know-how that was available to us, where such patents and know-how relate: (1) to our products and technologies, as of September 29, 2006, as well as successor products and technologies, (2) to technology that was developed for us prior to the separation between us and Philips, and (3) to technology developed pursuant to contract research work co-funded by us. Philips has also granted us a non exclusive, royalty free and irrevocable license (1) under certain patents for use in giant magneto-resistive devices outside the field of healthcare and bio applications, and (2) under certain patents relevant to polymer electronics resulting from contract research work cofounded by us in the field of radio frequency identification tags. This license is subject to exclusions. The license does not cover (1) patents which are necessary for the implementation of an adopted standard, (2) patents which as of September 29, 2006, were used or will be used by Philips in industry-wide licensing programs of which Philips has informed us in writing, (3) patents and know-how relating to 3D applications, or (4) unless originating from work co-funded by us or generated by our employees, patents for solid state lighting applications. The license is non-transferable (although divested companies will have an option, under certain circumstances, to enter into a new license agreement with Philips) but includes certain rights to grant sublicenses and to have products made by third party manufacturers (“have-made rights”). The license is subject to certain prior commitments and prior undertakings. In return, we granted Philips a non-exclusive, royalty-free, irrevocable license under all patents and know-how that Philips assigned and transferred to us under the IP Agreement. This license is non-transferable and includes specified sub-license and have-made rights. In particular Philips has been granted the right to have products made by third party manufacturers, solely for the account of, and use or resale by, Philips. Philips also has the right to grant sub-licenses for (a) integrated circuits and discretes, miniature loudspeakers, kits or RF front-end solutions and other products, (b) for features that are designed by or exclusively for Philips, (c) to third party manufacturers, that have obtained a right to make products for Philips for the duration of such manufacturer delivering such products to Philips, enabling such manufacturer to supply such products to third parties for the same applications as used by Philips after expiration of the lead times as agreed between Philips and the supplier. Philips is furthermore entitled to grant sub-licenses (1) to third parties insofar as necessary to enable primarily technology co-operations and to license software to third parties other than customers, (2) to third parties, with whom Philips or any of its associated companies has entered or will enter into cross-license agreements and to which we or any of our associated companies become a party and (3) insofar as necessary for the sale or licensing, directly or indirectly, of services, software and/or IP blocks by Philips.

Philips has granted us a non-transferable, non-exclusive, royalty-free, irrevocable license to use any software retained by it within the scope of our business to the extent such software was available to us at the closing of our separation and to the extent necessary for the sale of existing products supplied by us at the time of the separation. This license includes the right to modify and create derivative works and the right to grant sublicenses in the context of, and to the extent necessary for, the marketing or supplying certain products supplied by us on the date of the closing of our separation. In return, we have granted Philips a cross-license with respect to all software rights that Philips has assigned or transferred to us.

Under the IP Agreement, Philips has also assigned to us certain copyrights, know-how, trademarks and domain names as well as certain patent license and patent ownership agreements. The copyrights assigned include all copyrights relating to integrated circuits and discrete semiconductors, miniature loudspeakers, kits and radio frequency front-end solutions that historically have been marketed by or developed by, or exclusively for, our business and any drawings and documentation relating to such products. The business know-how assigned includes know-how that originated within Philips but is used or intended to be used primarily within our business. The trademarks and domain names assigned include Nexperia® and TriMedia®.

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

Other

We have a number of strategic alliances and joint ventures. We have relationships with certain of our alliance partners in the ordinary course of business whereby we enter into various sale and purchase transactions, generally on terms comparable to transactions with third parties. The only material alliance partner with whom we have entered into transactions is Trident.

C. Interests of experts and counsel.

Not applicable.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information.

Consolidated Statements

See “Part III—Item 18. Financial Statements”.

B. Significant Changes.

No significant changes have occurred since the date of our consolidated financial statements.

Item 9.	The Offer and Listing.

A. Offer and listing details.

None.

B. Plan of distribution.

Not applicable.

C. Markets.

Our Super Priority Notes, Secured Notes and Unsecured Notes, each of which was co-issued by NXP Funding LLC, a wholly-owned subsidiary, and which are guaranteed by certain of our other wholly-owned subsidiaries, are listed on the Global Exchange Market of the Irish Stock Exchange.

D. Selling shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the issue.

Not applicable.

Item 10.	Additional Information.

A. Share capital.

Not applicable.

B. Memorandum and articles of association.

The information required by this section is attached hereto as Exhibit 3.4.

C. Material contracts.

Other than the material contracts described below, we have not entered into any material contracts other than in the ordinary course of business.

On December 22, 2010 we, together with our holding company NXP Semiconductors N.V., entered into a definitive agreement with Dover Corporation whereby Knowles Electronics will acquire our Sound Solutions business relating to speaker and receiver components for the mobile handset market. Our Sound Solutions business is operated out of Vienna, Austria and Beijing, China. Under the terms of the agreement, Knowles Electronics will acquire the Sound Solutions business and obtain certain intellectual property for $855 million in cash. In conjunction with the transaction, we have agreed with Knowles Electronics to the terms of a strategic relationship whereby we will become Knowles’ exclusive source for certain High Performance Mixed Signal semiconductors. The transaction is currently anticipated to close early July 2011.

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

E. Taxation.

Certain tax considerations—holder of notes

For purposes of this section only, all references herein to the “Issuer” refer to NXP B.V. and all references to the “notes” herein refer to the notes issued by NXP B.V.

Summary of Dutch Tax Considerations

The following is intended as general information only and it does not purport to present any comprehensive or complete description of all aspects of Dutch tax law which could be of relevance to a holder of notes (a “Noteholder”). For Dutch tax purposes, a Noteholder may include an individual or entity who does not have the legal title to the notes, but to whom nevertheless the notes are attributed based either on such individual or entity owning a beneficial interest in the notes or based on specific statutory provisions, including statutory provisions pursuant to which notes are attributed to an individual who is, or who has directly or indirectly inherited from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds the notes.

Prospective Noteholders should therefore consult their tax adviser regarding the tax consequences of any purchase, ownership or disposal of notes.

The following summary is based on the Dutch tax law as applied and interpreted by Dutch tax courts and as published and in effect on the date hereof, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect.

For the purpose of this paragraph, “Dutch Taxes” shall mean taxes of whatever nature levied by the Netherlands or any of its subdivisions or taxing authorities and a resident of the Netherlands shall not include residents of the islands of Bonaire, St. Eustatius and Saba.

Withholding Tax

Any payments made under the notes will not be subject to withholding or deduction for any Dutch Taxes.

Taxes on Income and Capital Gains

This section does not purport to describe the possible Dutch tax considerations or consequences that may be relevant to a Noteholder who has a (fictitious) substantial interest in the Issuer, or to Noteholders that are individuals for whom the income and capital gains derived from the Notes are attributable to employment activities the income from which is taxable in the Netherlands.

Generally, a Noteholder has a substantial interest (aanmerkelijk belang) if such Noteholder, alone or together with his partner, directly or indirectly:

(i)	owns, or holds certain rights on, shares representing five percent or more of the total issued and outstanding capital of the Issuer, or of the issued and outstanding capital of any class of shares of the Issuer;

(ii)	holds rights to acquire shares, whether or not already issued, representing five percent or more of the total issued and outstanding capital of the Issuer, or of the issued and outstanding capital of any class of shares of the Issuer; or

(iii)	owns, or holds certain rights on, profit participating certificates that relate to five percent or more of the annual profit of the Issuer or to five percent or more of the liquidation proceeds of the Issuer.

A Noteholder who owns shares of the Issuer will also have a substantial interest if his partner or one of certain relatives of the Noteholder or of his partner has a substantial interest.

Generally, a Noteholder has a fictitious substantial interest (fictief aanmerkelijk belang) if, without having an actual substantial interest in the Issuer:

(i)	an enterprise has been contributed to the Issuer in exchange for shares on an elective non-recognition basis;

(ii)	the shares have been obtained under gift law, inheritance law or matrimonial law, on a non-recognition basis, while the disposing Noteholder had a substantial interest in the Issuer;

(iii)	the shares have been acquired pursuant to a share merger, legal merger or legal demerger, on an elective non-recognition basis, while the Noteholder prior to this transaction had a substantial interest in an entity that was party thereto; or

(iv)	the shares held by the Noteholder, prior to dilution, qualified as a substantial interest and, by election, no gain was recognized upon disqualification of these shares.

Residents in the Netherlands

The description of certain Dutch tax consequences in this paragraph is only intended for the following Noteholders:

(i)	individuals who are resident or deemed to be resident in the Netherlands;

(ii)	individuals who opt to be treated as if resident in the Netherlands for purposes of Dutch taxation ((i) and (ii) jointly “Dutch Individuals”); and

(iii)	entities that are subject to the Dutch Corporate Income Tax Act 1969 (“CITA”) and are resident or deemed to be resident in the Netherlands for the purposes of the CITA, excluding:

•	pension funds (pensioenfondsen) and other entities, that are, in whole or in part, exempt from Dutch corporate income tax; and

•	Investment institutions (beleggingsinstellingen); (“Dutch Corporate Entities”).

Dutch Individuals not engaged or deemed to be engaged in an enterprise or in miscellaneous activities

Generally, a Dutch Individual who holds notes (i) that are not attributable to an enterprise from which he derives profits as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a shareholder, or (ii) from which he derives benefits which are not taxable as benefits from miscellaneous activities (overige werkzaamheden), which include the performance of activities with respect to the notes that exceed regular, active portfolio management (normaal actief vermogensbeheer), will be subject annually to an income tax imposed on a fictitious yield on such notes. The notes held by such Dutch Individual will be taxed under the regime for savings and investments (inkomen uit sparen en beleggen). Irrespective of the actual income or capital gains realized, the annual taxable benefit of all the assets and liabilities of a Dutch Individual that are taxed under this regime, including the notes, is set at a fixed amount. The fixed amount equals 4 percent of the fair market value of these assets and liabilities measured, in general, exclusively at the beginning of every calendar year. The current tax rate under the regime for savings and investments is a flat rate of 30 percent.

Dutch Individuals engaged or deemed to be engaged in an enterprise or in miscellaneous activities

Dutch Individuals are generally subject to income tax at progressive rates with a maximum of 52 percent with respect to any benefits derived or deemed to be derived from notes (including any capital gains realized on the disposal thereof) that are either attributable to an enterprise from which a Dutch Individual derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder), or attributable to miscellaneous activities (overige werkzaamheden), which include the performance of activities with respect to the notes that exceed regular, active portfolio management (normaal actief vermogensbeheer).

Dutch Corporate Entities

Dutch Corporate Entities are generally subject to corporate income tax at statutory rates up to 25 percent with respect to any benefits derived or deemed to be derived (including any capital gains realized on the disposal thereof) of notes. A reduced rate of 20% applies to the first EUR 200,000 of taxable profits.

Non-Residents

A Noteholder other than a Dutch Individual or Dutch Corporate Entity will not be subject to any Dutch taxes on income or capital gains in respect of the ownership and disposal of the notes, except if:

(i)	the Noteholder derives profits from an enterprise, whether as entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a shareholder, which enterprise is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which notes are attributable; or

(ii)	the Noteholder is an individual and derives benefits from miscellaneous activities (overige werkzaamheden), which include the performance of activities with respect to the notes that exceed regular, active portfolio management (normaal actief vermogensbeheer), performed in the Netherlands in respect of notes, including, without limitation, activities which are beyond the scope of active portfolio investment activities; or

(iii)	the Noteholder is entitled to a share in the profits or is entitled to the net worth of an enterprise effectively managed in the Netherlands, other than by way of the holding of securities or in case of an individual, through an employment contract, to which enterprise the notes are attributable.

Gift Tax or Inheritance Tax

No Dutch gift or inheritance tax is due in respect of any gift of the notes by, or inheritance of the notes on the death of, a Noteholder, except if

(i)	at the time of the gift or death of the Noteholder, the Noteholder is resident, or is deemed to be resident, in the Netherlands;

(ii)	the Noteholder passes away within 180 days after the date of the gift of the notes and is not, or not deemed to be, at the time of the gift, but is, or deemed to be, at the time of his death, resident in the Netherlands;

(iii)	the gift of the notes is made under a condition precedent and the Noteholder is resident, or is deemed to be resident, in the Netherlands at the time the condition is fulfilled.

For purposes of Dutch gift or inheritance tax, an individual who is of Dutch nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his death. For purposes of Dutch gift tax, any individual, irrespective of his nationality, will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the 12 months preceding the date of the gift.

Other Taxes and Duties

No other Dutch Taxes, including turnover tax and taxes of a documentary nature, such as capital tax, stamp or registration tax or duty, are payable by or on behalf of a Noteholder by reason only of the issue, acquisition or transfer of the notes.

Residency

Subject to the exceptions above, a Noteholder will not become resident, or a deemed resident, in the Netherlands for tax purposes solely by reason of the Noteholder’s acquisition, holding and/or disposal of the notes.

EC Council Directive

Based on Directive 2003/48/EC (the “EC Savings Directive”), the tax authorities of the EU Member States provide each other with details of payments of interest and similar income made to individuals who are the beneficial owner of those payments, but permits Austria and Luxembourg instead to impose a withholding tax on the payments concerned for a “transitional period” (i.e. 20% until June 30, 2011, and 35% from July 1, 2011 onwards). We will not pay any additional amounts if withholding tax is imposed pursuant to the EC Savings Directive. The EC Savings Directive also provides that no such withholding tax should be levied where the beneficial owner of the payment authorizes an exchange of information and/or where the beneficial owner presents a certificate from the tax authority of the EU Member State in which the beneficial owner is resident. A number of non-EU countries and certain dependent or associated territories, including Switzerland, have agreed to adopt similar measures (in certain cases on a reciprocal basis). The EC Savings Directive does not preclude EU Member States from levying other types of withholding tax. On April 24, 2009, the European Parliament approved an amended version of certain changes proposed by the European Commission to these provisions, which would, if implemented, cause them to apply in a wider range of circumstances.

United States Federal Income Tax Considerations

The following discussion is a summary of the material United States federal income tax consequences of the purchase, ownership and disposition of notes as of the date hereof. Except where noted, this summary deals only with notes that are held as capital assets by a U.S. holder. As used herein, a “U.S. holder” means a beneficial owner of notes that is for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. This summary does not address all aspects of United States federal income taxes and does not deal with foreign, state, or local or other tax considerations that may be relevant to holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws. For example, this summary does not address:

•

tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, certain financial institutions, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities for United States federal income tax purposes, tax-exempt entities or insurance companies;

•	tax consequences to persons holding the notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

•	tax consequences to holders of the notes whose “functional currency” is not the United States dollar; or

•	alternative minimum tax consequences, if any.

If a partnership holds notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes, you should consult your tax advisor.

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

You should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the ownership of the notes, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Payments of Interest

Interest on a note will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for tax purposes.

If you are a taxpayer that uses the cash method of accounting for tax purposes and you receive an interest payment that is denominated in, or determined by reference to, euro, you must recognize income equal to the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

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

Although interest payments on the notes are currently exempt from Dutch taxation, if there is a change in law requiring any Dutch tax to be withheld from interest payments, you will be required to include in income any such tax and any additional amounts in respect thereof. You may be entitled to deduct or credit this tax, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of your foreign taxes for a particular tax year). Interest income (including any Dutch taxes withheld and any additional amounts in respect thereof) on a note generally will be considered foreign source income and, for purposes of the United States foreign tax credit, generally will be considered passive category income. You will generally be denied a foreign tax credit for foreign taxes imposed with respect to the notes where you do not meet a minimum holding period requirement during which you are not protected from risk of loss. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Sale, Exchange, Retirement or Other Disposition of Notes

Your tax basis in a note will, in general, be your U.S. dollar cost for that note. Upon the sale, exchange, retirement or other disposition of a note, you will recognize gain or loss equal to the difference between the amount you realize upon the sale, exchange, retirement or other disposition (less an amount equal to any accrued but unpaid interest, which will be taxable as interest income to the extent not previously included in income) and your adjusted tax basis of the note. Except as discussed below, such gain or loss will be capital gain or loss and will generally be treated as United States source gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

If you purchase your note with euro, the U.S. dollar cost of your note will generally be the U.S. dollar value of the purchase price on the date of purchase. However, if you are a cash basis taxpayer, or an electing accrual basis taxpayer, and your note is traded on an established securities market, as defined in the applicable Treasury regulations, the U.S. dollar cost of your note will be the U.S. dollar value of the purchase price on the settlement date of your purchase. If your note is sold, exchanged or retired for an amount in euro, the amount you realize will be the U.S. dollar value of such amount on the date the note is sold, exchanged or retired, except that in the case of a note that is traded on an established securities market, as defined in the applicable Treasury regulations, a cash basis taxpayer, or an electing accrual basis taxpayer, will determine the amount realized based on the U.S. dollar value of the euro on the settlement date of the sale.

You must treat any portion of the gain or loss that you recognize on the sale, exchange or retirement of a note as ordinary income or loss to the extent attributable to changes in U.S. dollar/euro exchange rates. The amount of exchange gain or loss will be limited to the overall gain or loss realized on the disposition of the note. Exchange gain or loss will be treated as ordinary income or loss and generally will be U.S. source gain or loss.

Exchange Gain or Loss with Respect to Euro

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

Backup Withholding and Information Reporting

Generally, information reporting requirements may apply to payments of principal and interest on a note and the proceeds from a sale of a note paid to you, unless you are an exempt recipient. Additionally, if you fail to provide your taxpayer identification number, or in the case of interest payments, have previously failed either to report in full dividend and interest income or fail to make certain certifications, you may be subject to backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

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

NXP has issued several series of notes with maturities ranging from 4 to 9 years and a mix of floating and fixed rates. The euro and U.S. dollar denominated notes represent 29% and 71% respectively of the total notes outstanding.

The following table summarizes the outstanding notes per December 31, 2010:

	Principal amount*	Fixed/ floating	Current coupon rate	Maturity date
Senior Priority Notes	€29	Fixed	10.0%	2013
Senior Priority Notes	$221	Fixed	10.0%	2013
Senior Secured Notes	€637	Floating	3.74%	2013
Senior Secured Notes	$766	Floating	3.04%	2013
Senior Secured Notes	$362	Fixed	7.875%	2014
Senior Notes	€235	Fixed	8.625%	2015
Senior Notes	$606	Fixed	9.5%	2015
Senior Secured Notes	$1,000	Fixed	9.75%	2018

*	amount in millions

A sensitivity analysis in relation to our long-term debt shows that if interest rates were to increase/decrease instantaneously by 1% from the level of December 31, 2010, all other variables held constant, the annualized interest expense would increase/decrease by $16 million. This impact is based on the outstanding net debt position as of December 31, 2010.

On April 5, 2011 we drew on our new Term Loan and used the entire proceeds together with cash on hand and the available borrowing capacity under the Revolving Credit Facility, to retire all $362 million of outstanding 2014 Dollar Fixed Rate Notes, together with $100 million of Dollar Floating Rate Secured Notes, €143 million of Euro Floating Rate Secured Notes. Our Term Loan has a principal amount of $500 million, matures on March 4, 2017, and bears interest at a floating rate of 3.25% above LIBOR, subject to a LIBOR floor of 1.25%.

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

The table below outlines the foreign currency transactions outstanding per December 31, 2010:

($ in millions)	Aggregate Contract Amount buy/(sell)(1)	Weighted Average Tenor (in months)	Fair Value
Foreign currency/ forward contracts(1)
Euro (U.S. dollar)	(163)	2	(1.6)
(Euro) Japanese Yen	(10)	1	(0.3)
Pound Sterling (U.S. dollar)	(18)	1	(0.3)
(Euro) Pound Sterling	(2)	1	0.0
(U.S. dollar) Singapore dollar	(12)	2	0.2
(U.S. dollar) Chinese yuan	(2)	1	0.0
Euro (Singapore dollar)	(9)	1	0.0

(1)	USD equivalent

See also note 37 “Other financial instruments, derivatives and currency risk” to our combined financial statements.

Item 12.	Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None

Item 15.	Controls and Procedures.

Disclosure Controls and Procedures

As of the end of the period covered by this report, our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation pursuant to Rule 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our chief executive officer and chief financial officer concluded that as of the end of the period covered by this report such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in reports we filed or submitted under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and included controls and procedures designed to ensure that information required to be disclosed in such reports was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Remediation of Material Weaknesses in Prior Period

In connection with our assessment of the internal control over financial reporting for the year ended December 31, 2009, the Company identified and reported a material weakness related to the accounting and disclosure for income taxes, specifically relating to the execution of the procedures surrounding the preparation and review of our income tax provision. The execution of our controls did not ensure the accuracy and validity of our acquisition accounting adjustments and the determination of the valuation allowance for deferred tax assets. Part of the identified issue was caused by the complexity that resulted from the fact that step-ups from acquisitions are accounted for centrally.

We have implemented controls designed to improve our internal control over financial reporting to remediate the material weakness described above. The following steps were taken:

•	We analyzed and improved our tax accounting process including the design and execution of our controls, involving our own staff as well as external subject matter experts;

•	We implemented structural measures to improve the knowledge and expertise in the field of tax accounting;

•	We hired a senior tax accountant to help ensure that tax accounting takes place in accordance with generally accepted accounting principles;

•	We rolled out tax accounting training sessions throughout the year 2010.

Based on our evaluation of these enhanced controls and increased staffing levels, our management believes that, as of December 31, 2010, we have remediated the material weaknesses in internal control over financial reporting that we identified as of December 31, 2009.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15(d)-15(f) of the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance, not absolute assurance, regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment our management concluded that our internal control over financial reporting was effective as at December 31, 2010.

It should be noted that any control system, regardless of how well it is designed and operated, can provide only reasonable, not absolute, assurance that its objectives will be met. Control systems can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. In addition, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report regarding internal control over financial reporting of the Company’s registered public accounting firm due to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report on Form 20-F.

Item 16A.	Audit committee financial expert.

Mr. Goldman, chairman of the audit committee of NXP Semiconductors N.V., qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and as determined by the board of directors of NXP Semiconductors N.V.

Item 16B.	Code of Ethics.

The NXP business code of conduct outlines our general commitment to be a responsible social partner and the way in which we attempt to interact with our stakeholders, including stockholders, suppliers, customers, employees and the market. The business code of conduct expresses our commitment to an economically, socially and ethically sustainable way of working. It covers our policy on a diverse array of subjects, including corporate gifts, child labor, ILO conventions, working hours, sexual harassment, free-market competition, bribery and the integrity of financial reporting.

We have also adopted a Financial Code of Ethics applicable to certain of our senior employees, which constitutes a “code of ethics” as such term is defined by the Securities and Exchange Commission. Both the NXP Business Code of Conduct and our Financial Code of Ethics are available on our website at www.nxp.com/investor/governance. The information contained on our website or that can be accessed through our website neither constitutes part of this annual report on form 20-F nor is incorporated by reference herein.

Item 16C.	Principal Accountant Fees and Services.

The Company has instituted a comprehensive auditor independence policy that regulates the relation between the Company and its external auditors and is available on our website (www.nxp.com/investor/governance). The policy includes rules for the pre-approval by the audit committee of NXP Semiconductors N.V. of all services to be provided by the external auditor. The policy also describes the prohibited services that may never be provided. Proposed services may be pre-approved at the beginning of the year by the audit committee (annual pre-approval) or may be pre-approved during the year by the audit committee in respect of a particular engagement (specific pre-approval). The annual pre-approval is based on a detailed, itemized list of services to be provided, designed to ensure that there is no management discretion in determining whether a service has been approved and to ensure the audit committee is informed of each service it is pre-approving. Unless pre-approval with respect to a specific service has been given at the beginning of the year, each proposed service requires specific pre-approval during the year. Any annually pre-approved services where the fee for the engagement is expected to exceed pre-approved cost levels or budgeted amounts will also require specific pre-approval. The term of any annual pre-approval is 12 months from the date of the pre-approval unless the audit committee states otherwise. During 2010, there were no services provided to the Company by the external auditors which were not pre-approved by the audit committee.

The external auditor attends, in principle, all meetings of the audit committee of NXP Semiconductors N.V. The findings of the external auditor, the audit approach and the risk analysis are also discussed at these meetings. The external auditor attends the meeting of the board of directors of NXP Semiconductors N.V. at which the report of the external auditor with respect to the audit of the annual accounts is discussed, and at which the annual accounts are approved. In its audit report on the annual accounts to the board of directors, the external auditor refers to the financial reporting risks and issues that were identified during the audit, internal control matters, and any other matters, as appropriate, requiring communication under the auditing standards generally accepted in the Netherlands and the United States.

Our consolidated financial statements for the year ended December 31, 2010 and 2009, included in this annual report, have been audited by KPMG Accountants N.V., an independent registered public accounting firm. The consolidated financial statements of the Company for the year ended December 31, 2008, included in this annual report, has been audited by Deloitte Accountants B.V., an independent registered public accounting firm. All of these financial statements have been approved by the relevant boards.

The aggregate fees billed for professional services rendered for the fiscal periods 2008 until 2010 were as follows:

Aggregate fees KPMG

($ in millions)	2008	2009	2010
Audit fees	—	2.0	3.7
Audit-related fees	—	2.2	1.9
Tax fees	—	0.1	0.1
Other fees	—	—	—

	—	4.3	5.7

Aggregate fees Deloitte

($ in millions)	2008	2009	2010
Audit fees	4.2	1.2	—
Audit-related fees	0.7	0.1	—
Tax fees	0.7	—	—
Other fees	0.2	—	—

	5.8	1.3	—

Audit fees consist of fees for the examination of both the consolidated and statutory financial statements.

Audit-related fees consist of fees in connection with audits of acquisitions and divestments and audit fees related to the initial public offering (IPO) of NXP Semiconductors N.V.

Tax fees consist of fees for professional services in relation to tax compliance, tax advice and tax planning.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.	Corporate Governance.

Not applicable.

PART III

Item 17.	Financial Statements

We are furnishing the financial statements pursuant to the instructions of Part III—Item 18 of this annual report.

The financial statements for the year ended December 31, 2010, the six months in the period ended December 31, 2009 and for each of the two years in the period ended June 30, 2009, of Trident Microsystems, Inc., an equity accounted investee (of which we hold a 59% ownership), are included as Exhibit 15.1 pursuant to Rule 3-09 of Regulation S-X.

Item 18.	Financial Statements

See pages 103 to 169.

Item 19. Exhibits

Exhibit Number	Description of Document

2.1	Sale and Purchase Agreement, dated as of December 22, 2010, between NXP Semiconductors N.V., NXP B.V., the Dover Corporation, Knowles Electronics, LLC and EFF Acht Beteiligungsverwaltung GmbH (incorporated by reference to Exhibit 2.1 of the Annual Report on Form 20-F of NXP Semiconductors N.V., filed on March 9, 2011 (File No. 001-34841))

3.4	Articles of Association of NXP B.V. (English translation)

4.1	Senior Secured Indenture dated as of October 12, 2006 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto, Deutsche Bank Trust Company Americas as Trustee, Morgan Stanley Senior Funding Inc. as Global Collateral Agent and Mizuho Corporate Bank Ltd. as Taiwan Collateral Agent (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-4 of NXP B.V. filed on April 23, 2007 (File No. 333-142287))

4.2	Super Priority Notes Indenture dated as of April 2, 2009 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto and Law Debenture Trust Company of New York as Trustee (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on April 16, 2010 (File No. 333-166128))

4.3	Senior Unsecured Indenture dated as of October 12, 2006 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form F-4 of NXP B.V. filed on April 23, 2007 (File No. 333-142287))

4.4	Collateral Agency Agreement dated as of September 29, 2006 among NXP Semiconductors N.V. (formerly known as KASLION Acquisition B.V.), NXP B.V., the Guarantors named therein, the Secured Parties as defined therein and from time to time parties thereto, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent and Mizuho Corporate Bank Ltd. as Taiwan Collateral Agent (incorporated by reference to Exhibit 4.3 of the Registration Statement on Form F-4 of NXP B.V. filed on April 23, 2007 (File No. 333-142287))

Exhibit Number	Description of Document

4.5	Senior Secured Indenture dated as of July 20, 2010 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto, Deutsche Bank Trust Company Americas as trustee, Morgan Stanley Senior Funding Inc. as Global Collateral Agent and Mizuho Corporate Bank Ltd. as Taiwan Collateral Agent (incorporated by reference to Exhibit 4.5 of Amendment No. 5 to the Registration Statement on Form F-1 of NXP Semiconductors N.V., filed on July 22, 2010 (File No. 333-166128))

4.6	Amended and Restated Shareholders’ Agreement dated August 5, 2010 among the AlpInvest Parties, Apax Parties, Bain Capital Parties, Co-Invest Parties, Kaslion S.à r.l., KASLION Holding B.V., the KKR Parties, Koninklijke Philips Electronics N.V., the Silver Lake Parties and Stichting Management Co-Investment NXP (incorporated by reference to Exhibit 2 of the current report on Form 6-K of NXP Semiconductors N.V. filed on August 10, 2010)

4.7	Registration Rights Agreement dated August 5, 2010 among NXP Semiconductors N.V., AlpInvest Partners CSI 2006 Lion C.V., AlpInvest Partners Later Stage II-A Lion C.V., Meridian Holding S.à.r.l., Bain Pumbaa Luxco S.à.r.l., KKR NXP Investor S.à.r.l., NXP Co-Investment Investor S.à.r.l., SLII NXP S.à.r.l., Koninklijke Philips Electronics N.V., Stichting Management Co-Investment NXP and certain hedge funds party to the agreement (incorporated by reference to Exhibit 3 of the current report on Form 6-K of NXP Semiconductors N.V. filed on August 10, 2010)

10.1	Intellectual Property Transfer and License Agreement dated as of September 28, 2006 between Koninklijke Philips Electronics N.V. and NXP B.V. (incorporated by reference to Exhibit 10.1 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.2	Intellectual Property Transfer and License Agreement dated as of November 16, 2009 among NXP B.V., Virage Logic Corporation and VL C.V. (incorporated by reference to Exhibit 10.2 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.3	Secured Revolving Credit Facility dated as of September 29, 2006 among NXP Semiconductors N.V., NXP B.V. and NXP Funding LLC as borrowers, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent and Mizuho Corporate Bank, Ltd., as Taiwan Collateral Agent, Deutsche Bank AG, London Branch, as Syndication Agent, Merrill Lynch Capital Corporation as Documentation Agent and Morgan Stanley Bank International Limited, Deutsche Bank AG, London Branch and Merrill Lynch, Pierce, Fenner & Smith Incorporated as Joint-lead arrangers and Joint bookrunners (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-4 of NXP B.V. filed on April 23, 2007 (File No. 333-142287))

10.4	Shareholders’ agreement dated as of March 30, 1999, as amended among EBD Investments Pte. Ltd., Koninklijke Philips Electronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd. (incorporated by reference to Exhibit 10.4 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.5	Forward Start Revolving Credit Facility dated as of May 10, 2010 among NXP Semiconductors N.V., NXP B.V., NXP Funding LLC as borrowers, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent and Administrative Agent and Barclays Capital, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank), Credit Suisse Securities (USA) LLC, Fortis Bank (Nederland) N.V., Goldman Sachs International, HSBC Bank plc, Merrill Lynch International and Morgan Stanley Bank International Limited as Joint-Lead Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 10.5 of the Amendment No. 1 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on May 24, 2010 (File No. 333-166128))

Exhibit Number	Description of Document

10.6	Lease Agreement dated as of September 15, 2009 between Beijing Economic-Technological Investment & Development Corporation and NXP Semiconductors (Beijing) Limited for the property at No. 20 Tong Ji Nan Lu of the Beijing Economic-Technological Area of China (incorporated by reference to Exhibit 10.6 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.7	Supplementary Agreement dated as of September 15, 2009 to the Lease Agreement dated as of September 15, 2009, between Beijing Economic-Technological Investment & Development Corporation and NXP Semiconductors (Beijing) Limited for the property at No. 20 Tong Ji Nan Lu of the Beijing Economic-Technological Area of China (incorporated by reference to Exhibit 10.7 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.8	Lease Agreement dated as of December 23, 2004 between Jurong Town Corporation and Systems on Silicon Manufacturing Company Pte. Ltd. for the property at No. 70 Pasir Ris Drive 1, Singapore (incorporated by reference to Exhibit 10.8 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.9	Lease Agreement dated September 26, 2003 between Huangjiang Investment Development Company and NXP Semiconductors (Guangdong) Company Ltd. for the property at Tian Mei High Tech Industrial Park, Huang, Jiang Town, Dongguan City, China (incorporated by reference to Exhibit 10.9 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.10	Building Lease Contract dated as of May 12th, 2000 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.10 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.11	Agreement with regard to the Lease of a Single (vehicle) Shelter dated as of October 30, 2009 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.11 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.12	Agreement with regard to the Lease of a Standard Plant Basement dated as of July 1, 2009 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.12 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.13	Agreement with regard to the Lease of a Single (vehicle) Shelter dated as of March 8, 2010 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.13 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.14	Agreement with regard to the Lease of Additional Land dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.14 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

Exhibit Number	Description of Document

10.15	Agreement with regard to the Lease of a Dangerous Goods Warehouse dated as of November 27, 2009 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.15 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.16	Agreement with regard to the Lease of a Standard Plant Basement dated as of July 1, 2009 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.16 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.17	Storage and Transportation Agreement dated as of January 15, 2007 between Phi-Kai Technology Co., Ltd. and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.17 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.18	Agreement with regard to the Lease of Land at Property Number AL012 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.18 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.19	Agreement with regard to the Lease of Land at Property Number AL020 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.19 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.20	Agreement with regard to the Lease of Land at Property Number AL071 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.20 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.21	Agreement with regard to the Lease of Land at Property Number CL102 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.21 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.22	Agreement with regard to the Lease of Land dated as of September 30, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd. (incorporated by reference to Exhibit 10.22 of the Amendment No. 2 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 10, 2010 (File No. 333-166128))

10.23

Management Equity Stock Option Plan Terms and Conditions dated August 2010 (incorporated by reference to Exhibit 10.23 of the Annual Report on Form 20-F of NXP Semiconductors N.V., filed on March 9, 2011 (File No. 001-34841))

10.24

Management Equity Stock Option Plan Terms and Conditions dated January 2011 (incorporated by reference to Exhibit 10.24 of the Annual Report on Form 20-F of NXP Semiconductors N.V., filed on March 9, 2011 (File No. 001-34841))

Exhibit Number	Description of Document

10.25

Long Term Incentive Plan 2010 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan, Restricted Stock Unit Plan and Share Plan (incorporated by reference to Exhibit 10.25 of the Annual Report on Form 20-F of NXP Semiconductors N.V., filed on March 9, 2011 (File No. 001-34841))

10.26	NXP Global Equity Incentive Program (incorporated by reference to Exhibit 10.26 of the Amendment No. 3 to the Registration Statement on Form F-1 of NXP Semiconductors N.V. filed on June 30, 2010 (File No. 333-166128))

10.27	Secured Term Credit Agreement dated March 4, 2011, among NXP B.V. and NXP Funding LLC as borrowers, Barclays Bank plc as Administrative Agent, Mizuho Corporate Bank, Ltd. as Taiwan Collateral Agent, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent and the lenders party thereto (incorporated by reference to Exhibit 10.27 of the Annual Report on Form 20-F of NXP Semiconductors N.V., filed on March 9, 2011 (File No. 001-34841))

12.1	Certification of R. Clemmer filed pursuant to 17 CFR 240. 13a-14(a)

12.2	Certification of K. Sundström filed pursuant to 17 CFR 240. 13a-14(a)

13.1	Certification of R. Clemmer furnished pursuant to 17 CFR 240. 13a-14(b)

13.2	Certification of K. Sundström furnished pursuant to 17 CFR 240. 13a-14(b)

15.1	Separate Financial Statements of Trident Microsystems, Inc. for the fiscal year ended December 31, 2010 (incorporated by reference to Exhibit 15.1 of the Annual Report on Form 20-F of NXP Semiconductors N.V., filed on March 9, 2011 (File No. 001-34841))

21.1	List of Significant Subsidiaries of the Registrant

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

ICN5

NXP wafer fab facilities located in Nijmegen, Netherlands, processing 5” diameter wafers.

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

NXP B.V. (Registrant)

/s/ RICK CLEMMER	/s/ KARL SUNDSTRÖM
Rick Clemmer	Karl Sundström
Chief executive officer	Chief financial officer
(Principal Executive Officer)	(Principal financial and accounting officer)

Date: June 22, 2011.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following financial statements and related schedules, together with reports of independent registered public accounting firms thereon, are filed as part of this annual report:

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, KPMG Accountants N.V.	F-2
Report of Independent Registered Public Accounting Firm, Deloitte Accountants B.V.	F-3
Consolidated statements of operations and comprehensive income for the years ended December 31, 2008 (audited by Deloitte Accountants B.V.), 2009 and 2010	F-4
Consolidated balance sheets as of December 31, 2009 and 2010	F-5
Consolidated statements of cash flows for the years ended December 31, 2008 (audited by Deloitte Accountants B.V.), 2009 and 2010	F-6
Consolidated statements of changes in equity for the years ended December 31, 2008 (audited by Deloitte Accountants B.V.), 2009 and 2010	F-8
Notes to the consolidated financial statements	F-9

Report of Independent Registered Public Accounting Firm

The Management Board and Stockholder of NXP B.V.:

We have audited the accompanying consolidated balance sheets of NXP B.V. and subsidiaries (“the Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income, cash flows, and changes in equity for each of the years in the two-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG Accountants N.V.

Amstelveen, the Netherlands

June 22, 2011

Report of Independent Registered Public Accounting Firm

The Management Board and Stockholder of NXP B.V.:

We have audited the accompanying consolidated statements of operations and comprehensive income, changes in equity and cash flows for the year ended December 31, 2008 of NXP B.V. and subsidiaries (the “Company”). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements, present fairly, in all material respects, the results of operations and cash flows of NXP B.V. and subsidiaries for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the presentation of net income and shareholders’ equity in the accompanying 2008 financial statements have been retrospectively adjusted for the changes as result of the implementation of FASB ASC Topic 810 ‘Consolidation’ (formerly FASB statement No. 160, Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51), which is as of March 3, 2010.

As discussed in Note 4 to the consolidated financial statements, the disclosures in the accompanying 2008 financial statements have been retrospectively adjusted for a change in the composition of the reportable segments, which is as of March 3, 2010.

As discussed in Note 3 to the consolidated financial statements, the disclosures in the accompanying 2008 financial statements have been retrospectively adjusted for the effect of presenting the Company’s interest in Sound Solutions as discontinued operations, which is as of June 22, 2011.

/s/ Deloitte Accountants B.V.

Amsterdam, The Netherlands, March 3, 2009 (except as to Note 2 and 4, which is as of March 3, 2010, Note 1, under Adjustments to previously reported financial statements, which is as of June 22, 2011 and Note 3, which is as of June 22, 2011).

Consolidated statements of operations and comprehensive income of NXP B.V.

		For the years ended December 31
	($ in millions unless otherwise stated)	2008	2009	2010
	Revenues	5,104	3,519	4,402
	Cost of revenues	(3,958)	(2,621)	(2,579)

	Gross profit	1,146	898	1,823
	Research and development expenses	(1,187)	(764)	(568)
	Write-off of acquired in-process research and development	(26)	—	—
	Selling expenses	(394)	(271)	(265)
	General and administrative expenses:
	Impairment of goodwill	(430)	—	—
	Impairment of other intangibles	(284)	—	—
	Impairment of assets held for sale	—	(69)	—
	Other general and administrative expenses	(1,103)	(712)	(701)
	Other income (expense)	(365)	(13)	(16)

6,7	Operating income (loss)	(2,643)	(931)	273

8	Financial income (expense):
	Extinguishment of debt	—	1,020	57
	Other financial income (expense)	(614)	(338)	(685)

	Income (loss) before income taxes	(3,257)	(249)	(355)
9	Provision for income taxes	(42)	(10)	(24)

	Income (loss) after income taxes	(3,299)	(259)	(379)
10	Results relating to equity-accounted investees	(268)	74	(86)

	Income (loss) from continuing operations	(3,567)	(185)	(465)
3	Income (loss) on discontinued operations, net of tax	36	32	59

	Net income (loss)	(3,531)	(153)	(406)

	Attribution of net income (loss) for the period:
	Net income (loss) attributable to stockholders	(3,557)	(167)	(456)
11	Net income (loss) attributable to non-controlling interests	26	14	50

	Net income (loss)	(3,531)	(153)	(406)

	Net income (loss)	(3,531)	(153)	(406)
	Unrealized gain (loss) on available for sale securities	6	—	—
	Recognition funded status pension benefit plan	(38)	19	(20)
	Foreign currency translation adjustments	215	76	160
	Reclassifications into income	—	(78)	(2)
	Income tax on net current period changes	7	(4)	1

	Total comprehensive income (loss)	(3,341)	(140)	(267)

	Attribution of comprehensive income (loss) for the period:
	Income (loss) attributable to stockholders	(3,367)	(154)	(317)
	Income (loss) attributable to non-controlling interests	26	14	50

	Total net comprehensive income (loss)	(3,341)	(140)	(267)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance sheets of NXP B.V.

		As of December 31
	($ in millions unless otherwise stated)	2009		2010
	Assets
	Current assets
34	Cash and cash equivalents		1,026		898
12,32	Receivables:
	Accounts receivable—net	393		396
	Other receivables	55		42

			448		438
13	Assets held for sale		144		48
3	Current assets of discontinued operations		103		110
14	Inventories		522		513
9,15	Other current assets		270		129

	Total current assets		2,513		2,136

	Non-current assets
10	Investments in equity-accounted investees		43		132
16	Other non-current financial assets		35		19
3	Non-current assets of discontinued operations		297		266
9,17	Other non-current assets		85		135
18,29	Property, plant and equipment:
	At cost	2,301		2,139
	Less accumulated depreciation	(973)		(975)

			1,328		1,164
19	Intangible assets excluding goodwill:
	At cost	3,202		2,928
	Less accumulated amortization	(1,316)		(1,442)

			1,886		1,486
20	Goodwill		2,392		2,299

	Total non-current assets		6,066		5,501

	Total assets		8,579		7,637

	Liabilities and equity
	Current liabilities
32	Accounts payable		556		593
13	Liabilities held for sale		2		21
3	Current liabilities of discontinued operations		64		60
21	Accrued liabilities		666		461
9,22,23,24,30	Short-term provisions		268		95
25	Other current liabilities		87		95
26	Short-term debt		610		423

	Total current liabilities		2,253		1,748

	Non-current liabilities
27,29	Long-term debt		4,673		4,128
9,22,23,24,30	Long-term provisions		423		415
3	Non-current liabilities of discontinued operations		30		20
28	Other non-current liabilities		159		107

	Total non-current liabilities		5,285		4,670

29,30	Contractual obligations and contingent liabilities
	Equity
11	Non-controlling interests		198		233
31	Stockholders’ equity:
	Common stock, par value €455 per share:
	Authorized: 200 shares (2009: 200 shares)	—		—
	Issued: 40 shares (2009: 40 shares)	—		—
	Capital in excess of par value	5,597		6,057
	Accumulated deficit	(5,153)		(5,609)
	Accumulated other comprehensive income (loss)	399		538

	Total Stockholder’s equity		843		986

	Total equity		1,041		1,219

	Total liabilities and equity		8,579		7,637

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows of NXP B.V.

	For the years ended December 31
($ in millions)	2008	2009	2010
Cash flows from operating activities:
Net income (loss)	(3,531)	(153)	(406)
(Income) loss from discontinued operations, net of tax	(36)	(32)	(59)

Income (loss) from continuing operations	(3,567)	(185)	(465)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	1,184	818	684
Write-off of in-process research and development	26	—	—
Impairment goodwill and other intangibles	714	—	—
Impairment assets held for sale	—	69	—
Net (gain) loss on sale of assets	369	(58)	21
Gain on extinguishment of debt	—	(1,045)	(57)
Results relating to equity-accounted investees	268	—	86
Dividends paid to non-controlling interests	(19)	(29)	(2)
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	173	(66)	109
(Increase) decrease in inventories	144	31	8
Increase (decrease) in accounts payable, accrued and other liabilities	(343)	(194)	(117)
Decrease (increase) in other non-current assets	254	105	(157)
Increase (decrease) in provisions	20	(178)	(120)
Other items	120	2	369

Net cash provided by (used for) operating activities	(657)	(730)	359
Cash flows from investing activities:
Purchase of intangible assets	(36)	(8)	(7)
Capital expenditures on property, plant and equipment	(356)	(92)	(258)
Proceeds from disposals of property, plant and equipment	61	21	31
Proceeds from disposals of assets held for sale	130	—	8
Proceeds from the sale of securities	—	20	—
Purchase of other non-current financial assets	(14)	(2)	(2)
Proceeds from the sale of other non-current financial assets	10	1	27
Purchase of interests in businesses	(198)	—	(8)
Proceeds from (cash payments related to) sale of interests in businesses	1,449	123	(60)

Net cash provided by (used for) investing activities	1,046	63	(269)
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	(4)	7	8
Amounts drawn under the revolving credit facility	400	400	—
Repayments under the revolving credit facility	—	(200)	(200)
Repurchase of long-term debt	—	(286)	(1,383)
Net proceeds from the issuance of long-term debt	—	—	974
Principal payments on long-term debt	—	(1)	(2)
Capital repayments to non-controlling interests	(78)	—	—
Capital contribution from holding company	—	—	448

Net cash provided by (used for) financing activities	318	(80)	(155)
Net cash provided by (used for) continuing operations	707	(747)	(65)
Cash flows from discontinued operations:
Net cash provided by (used for) operating activities	35	(15)	10
Net cash provided by (used for) investing activities	(31)	15	(17)
Net cash provided by (used for) financing activities	(2)	—	2

Net cash provided by (used for) discontinued operations	2	—	(5)

Net cash provided by (used for) continuing and discontinued operations	709	(747)	(70)
Effect of changes in exchange rates on cash positions	46	(8)	(63)

Increase (decrease) in cash and cash equivalents	755	(755)	(133)
Cash and cash equivalents at beginning of period	1,041	1,796	1,041
Cash and cash equivalents at end of period	1,796	1,041	908
Less cash and cash equivalents at end of period-discontinued operations	15	15	10

Cash and cash equivalents at end of period-continuing operations	1,781	1,026	898

For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Consolidated statements of cash flows of NXP B.V.—(Continued)

		For the years ended December 31
	($ in millions)	2008	2009	2010
	Supplemental disclosures to the consolidated statements of cash flows
	Net cash paid during the period for:
	Interest	483	391	278
	Income taxes	84	50	19

	Net gain (loss) on sale of assets:
	Cash proceeds from the sale of assets	1,650	165	6
	Book value of these assets	(2,172)	(159)	(142)
	Non-cash gains (losses)	153	52	115

		(369)	58	(21)

	Non-cash investing information:
35	Assets received in lieu of cash from the sale of businesses:
	Trident shares	—	—	177
	Virage Logic shares/options	—	15	—
	ST-NXP Wireless JV	341	—	—
	Others	13	5	—

	Other items:
	Other items consist of the following non-cash elements in income:
	Exchange differences	87	(39)	353
	Share-based compensation	27	28	12
	Value adjustments/impairment financial assets	38	—	(4)
	Non-cash tax benefit against goodwill	(29)	—	—
	Non-cash tax expense against other intangibles	—	5	—
	Non-cash interest cost due to applying effective interest method	—	8	15
	Others	(3)	—	(7)

		120	2	369

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity of NXP B.V.

					Accumulated other comprehensive income (loss)
($ in millions)	Common stock	Capital in excess of par value		Accumulated deficit	Currency translation differences	Unrealized gain (loss) on available- for-sale securities	Unrecognized net periodic pension cost	Changes in fair value of cash flow hedges	Total accum. other compr. income	Total stock- holders equity	Non- controlling interests	Total equity
Balance as of December 31, 2007	—	5,542		(1,429)	148	—	48	—	196	4,309	257	4,566

Net income (loss)				(3,557)						(3,557)	26	(3,531)
Components of other comprehensive income:
—Recognition of funded status pension benefit plan							(38)		(38)	(38)		(38)
—Unrealized gain (loss) on available for sale securities						6			6	6		6
—Foreign currency translation adjustments					215				215	215		215
—Income tax on current period changes							7		7	7		7
Share-based compensation plans		27	(1)							27		27
Dividends distributed											(19)	(19)
Capital repayment											(78)	(78)
Changes in participations											27	27

Balance as of December 31, 2008	—	5,569		(4,986)	363	6	17	—	386	969	213	1,182

Net income (loss)				(167)						(167)	14	(153)
Components of other comprehensive income:
—Recognition of funded status pension benefit plan							19		19	19		19
—Foreign currency translation adjustments					76				76	76		76
—Reclassifications into income					(72)	(6)			(78)	(78)		(78)
—Income tax on current period changes							(4)		(4)	(4)		(4)
Share-based compensation plans		28								28		28
Dividends distributed											(29)	(29)

Balance as of December 31, 2009	—	5,597		(5,153)	367	—	32	—	399	843	198	1,041

Net income (loss)				(456)						(456)	50	(406)
Components of other comprehensive income:
—Recognition of funded status pension benefit plan							(20)		(20)	(20)		(20)
—Foreign currency translation adjustments					160				160	160		160
—Reclassifications into income					(2)				(2)	(2)		(2)
—Income tax on current period changes							1		1	1		1
Share-based compensation plans		12								12		12
Capital contribution from stockholder		448								448		448
Dividends distributed											(2)	(2)
Changes in participations											(13)	(13)

Balance as of December 31, 2010	—	6,057		(5,609)	525	—	13	—	538	986	233	1,219

(1)	The total charge in 2008 for share-based compensation plans amounted to $35 million, offset by $8 million relating to the liability arising from transfer of employees to the new established ST-NXP Wireless joint-venture.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements of NXP B.V.

All amounts in millions of $ unless otherwise stated

1    Introduction

The consolidated financial statements include the accounts of NXP B.V. and its consolidated subsidiaries.

NXP B.V. (the ‘Company’ or ‘NXP’) provides leading High-Performance Mixed-Signal and Standard Products solutions that leverages application insight and technology and manufacturing expertise in radio frequency, analog, power management, interface, security and digital processing products. NXP’s product solutions are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. The Company headquarters are in the Netherlands. In its current form, NXP was established on September 29, 2006, when Koninklijke Philips Electronics N.V. (“Philips”) sold 80.1% of its semiconductor business (with over 50 years of innovation and operating history) to a consortium of private equity investors (the “Private Equity Consortium”) in a multi-step transaction. In order to carry out this transaction, Philips transferred 100% of its semiconductor business to a separate legal entity, being NXP, on September 28, 2006. Subsequently, on September 29, 2006, all of the issued and outstanding shares of NXP were then acquired by NXP Semiconductors N.V. We refer to this multi-step transaction as the “Formation”.

At the time of the Formation, NXP Semiconductors N.V. was called KASLION Acquisition B.V., a Dutch private company with limited liability. On May 21, 2010, KASLION Acquisition B.V. converted into a public company with limited liability (naamloze vennootschap) and changed its name to NXP Semiconductors N.V. In August 2010, NXP Semiconductors N.V. completed its initial public offering and since then has been listed on the NASDAQ Global Select Market under the ticker symbol “NXPI”.

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

The functional currency of the Company and the various entities within the NXP Group were not changed as a result of the change in reporting currency.

Segment reporting

In compliance with FASB ASC Topic 280 “Segment Reporting”, as from January 1, 2010 four segments are distinguished as business segments. The Company is structured in two market-oriented business segments: High-Performance Mixed-Signal and Standard Products, which each represent a reportable operating segment. The two other reportable segments are Manufacturing Operations and Corporate and Other.

Adjustments to previously reported financial statements

Amounts previously reported in the consolidated balance sheet as of December 31, 2009 have been adjusted to correct immaterial errors in the application of functional currency to certain intangible assets and goodwill recorded in conjunction with certain business combinations. These adjustments affecting the consolidated balance sheet are set out in the table hereafter.

Consolidated balance sheet for the period ending December 31, 2009:

($ in millions)	As originally reported	Adjustments	As reported before discontinued operations	Discontinued operations	As currently reported
Intangible assets excluding goodwill	2,006	(55)	1,951	(65)	1,886
Goodwill	2,621	(39)	2,582	(190)	2,392
Total non-current assets	6,160	(94)	6,066		6,066
Total assets	8,673	(94)	8,579		8,579
Long-term provisions	(460)	7	(453)	30	(423)
Total non-current liabilities	(5,292)	7	(5,285)		(5,285)
Accumulated deficit	5,219	(66)	5,153		5,153
Accumulated other comprehensive income (loss)	(552)	153	(399)		(399)
Total stockholders’ equity	(930)	87	(843)		(843)
Total liabilities and equity	(8,673)	94	(8,579)		(8,579)

As a result of correcting the application of functional currency to certain intangible assets, a portion of the currency translation movements resulted in lower amortization expenses in the prior periods. As a result, the following line items affecting the consolidated statements of operations have been corrected for these immaterial errors:

Consolidated statement of operations:

	2009
($ in millions)	As originally reported	Adjustments	As reported before discontinued operations	Discontinued operations	As currently reported
General and administrative expense	(803)	8	(795)	14	(781)
Provision for income taxes	(17)	—	(17)	7	(10)
Income (loss) from continuing operations	(161)	8	(153)	(32)	(185)

	2008
($ in millions)	As originally reported	Adjustments	As reported before discontinued operations	Discontinued operations	As currently reported
General and administrative expense	(1,875)	43	(1,832)	15	(1,817)
Provision for income taxes	(46)	—	(46)	4	(42)
Income (loss) from continuing operations	(3,574)	43	(3,531)	(36)	(3,567)

2    Significant accounting policies and new standards after 2010

Principles for consolidated financial statements

The consolidated financial statements include the accounts of the Company together with its consolidated subsidiaries and all entities in which the Company holds a direct or indirect controlling interest, in such a way that the Company would have the power to direct the activities of the entity that most significantly impact the entity’s economic performance and the obligation to absorb the losses or the right to receive benefits of the entity that could be potentially significant to the Company.

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

Accounting for capital transactions of a subsidiary or an equity-accounted investee

Until 2009 the Company’s policy was to recognize in income dilution gains or losses arising from the sale or issuance of stock by a subsidiary that is included in the consolidated financial statements or an unconsolidated entity which is accounted for using the equity method of accounting in the consolidated statement of operations, unless the Company or the subsidiary either has reacquired or plans to reacquire such shares. In such instances, the result of the transaction was recorded directly in equity. Following the adoption on January 1, 2009 of SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements: an amendment of ARB No. 51” which has subsequently been included in ASC 810, the Company recognizes for transactions occurring after December 31, 2008 dilution gains or losses related to changes in ownership of consolidated entities directly in equity. In case of loss of control of the subsidiary following such transaction the dilution gain or loss is recognized in the consolidated statement of operations. In accordance with ASC 323-10, paragraph 40-1, any dilution gain or loss related to entities in which the Company has a non-controlling interest is recognized in the statement of operations.

Dilution gains or losses are presented in the consolidated statement of operations in the line item other income and expense upon loss of control of subsidiaries in accordance with ASC 810. Dilution gains and losses related to equity-accounted investees are presented in the line item results relating to equity-accounted investees.

Foreign currencies

The Company uses the U.S. dollar as its reporting currency. For consolidation purposes, the financial statements of the entities within the Company with a functional currency other than the U.S. dollar, are translated into U.S. dollars. Assets and liabilities are translated using the exchange rates on the applicable balance sheet dates. Income and expense items in the statements of operations and cash flows are translated at monthly exchange rates in the periods involved.

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

	$1 per €
	period end	average(1)	high	low
2008	1.4061	1.4768	1.2749	1.5801
2009	1.4402	1.3978	1.2683	1.4916
2010	1.3370	1.3326	1.2183	1.4402

(1)	The average rates are the accumulated average rates based on monthly quotations.

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

Derivative financial instruments

The Company uses derivative financial instruments principally in the management of its foreign currency risks.

The Company measures all derivative financial instruments based on fair values derived from market prices of the instruments or from option pricing models, as appropriate, and records these as assets or liabilities in the balance sheet. Changes in the fair values are immediately recognized in the statement of operations unless cash flow hedge accounting is applied.

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

The Company classifies its investment in equity securities that have readily determinable fair values based on quoted market prices as available-for-sale. Available-for-sale securities are recorded at fair value with changes in the fair value recorded in other comprehensive income in equity. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Fair value measurement is based on quoted market prices for the assets. If these are not available, the Company uses other observable inputs, such as quoted market prices for similar assets.

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

Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Assets constructed by the Company include direct costs, overheads and interest charges incurred during the construction period. Government investment grants are deducted from the cost of the related asset. Depreciation is calculated using the straight-line method over the expected economic life of the asset. Depreciation of special tooling is also based on the straight-line method unless a depreciation method other than the straight-line method better represents the consumption pattern. Gains and losses on the sale of property, plant and equipment are included in other income and expense. Costs related to repair and maintenance activities are expensed in the period in which they are incurred unless leading to an extension of the original lifetime or capacity. Plant and equipment under capital leases are initially recorded at the present value of minimum lease payments. These assets and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

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

Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate of interest on the remaining balance of the lease obligation. The lease obligations are included in other current and other non-current liabilities. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the assets and the lease term.

Goodwill

The Company accounts for goodwill in accordance with the provisions of ASC 805-30. Accordingly, goodwill is not amortized but tested for impairment annually in the fourth quarter or whenever impairment indicators require so. Previously, the Company carried out the annual impairment test in the third quarter. Due to changes in the Company’s internal forecasting process in 2010, it was determined to be preferable to move the annual test to the fourth quarter. In order to comply with the ASC 805 requirement of testing goodwill for impairment at least once in every 12 month period, the goodwill impairment test was initially carried out in the third quarter of 2010. Beginning in the fourth quarter of 2010, the impairment test is annually executed in the fourth quarter of each financial year.

An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds the asset’s implied fair value. This determination is made at the business operating segment level, which is for the Company the reporting unit level in accordance with ASC 805, and consists of two steps. First, the Company determines the carrying value of each reporting unit by assigning the assets and liabilities, including the goodwill and intangible assets, to the reporting units. Furthermore, the Company determines the fair value of each reporting unit and compares it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, the Company performs the second step of the impairment test. In the second step, the Company compares the implied fair value of the reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to acquisition accounting in a business combination. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill. The Company generally determines the fair value of the reporting units based on discounted projected cash flows in the absence of other observable inputs such as quoted prices.

Intangible assets

Intangible assets (other than goodwill) arising from acquisitions are amortized using the straight-line method over their estimated economic lives. Remaining useful lives are evaluated every year to determine whether events and circumstances warrant a revision to the remaining period of amortization. The Company considers renewal and extension options in determining the useful life. However, based on experience the Company concluded that these assets have no extension or renewal possibilities. There are currently no intangible assets with indefinite lives. Until 2009, in-process research and development with no alternative use was written off immediately upon acquisition. As from 2009 upon adoption of SFAS 141(R) “Business Combinations—Revised” as per January 1, 2009, which has been codified in ASC 350-30, in-process R&D is capitalized and indefinitely lived until completion or abandonment of the associated R&D efforts. The indefinitely lived assets are not amortized but tested annually for impairment until the completion or abandonment, upon which the assets are amortized over their remaining useful lives. Patents, trademarks and other intangible assets acquired from third parties are capitalized at cost and amortized over their remaining useful lives.

Certain costs relating to the development and purchase of software for internal use are capitalized and subsequently amortized over the estimated useful life of the software in conformity with ASC 350-40.

Impairment or disposal of intangible assets other than goodwill and tangible fixed assets

The Company accounts for intangible and tangible fixed assets in accordance with the provisions of ASC 360. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company determines the fair value based on discounted projected cash flows. The review for impairment is carried out at the level where discrete cash flows occur that are largely independent of other cash flows in the absence of other observable inputs such as quoted prices. For the Manufacturing Operations segment, the review of impairment of long-lived assets is carried out on a Company-wide basis, as Manufacturing Operations is the shared manufacturing base for the other business segments with, for this purpose, no discrete cash flows that are largely independent of other cash flows. Assets held for sale are reported at the lower of the carrying amount or fair value, less cost to sell.

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

Discontinued operations

A discontinued operation is a component of the Company that either has been disposed of, or that is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations that can be clearly distinguished from the rest of the Company in terms of operations and cash flows or (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations. Generally, a major line of business is a segment or business unit. Discontinued operations are carried at the lower of carrying amount and fair value less cost to sell. The Company determines the fair value based on discounted projected cash flows in the absence of other observable inputs such as quoted prices. Results from discontinued operations until the date of disposal are presented separately as a single amount in the consolidated statements of operations together with any gain or loss from disposal. Results from operations qualifying as discontinued operations as of the balance sheet date for the latest period presented, that have previously been presented as results from continuing operations, are re-presented as results from discontinued operations for all periods presented. The financial information of discontinued operations is excluded from the respective captions in the consolidated financial statements and related notes for all years presented.

Research and development

Costs of research and development are expensed in the period in which they are incurred, except for In-process research and development assets acquired in a business combinations since 2009, which are capitalized and after completion are amortized over their useful lives.

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

When such reorganizations require discontinuance and/or closure of lines of activities, the anticipated costs of closure or discontinuance are included in restructuring provisions only when the liability is incurred in accordance with ASC 420-10-25. The liability is initially measured at fair value. The Company determines the fair value based on discounted projected cash flows in the absence of other observable inputs such as quoted prices.

These liabilities, in as far as related to one-time employee termination benefits are recognized, in accordance with ASC 420-10-25, ratably over the future service period when those employees are required to render services to the Company, if that period exceeds 60 days or a longer legal notification period.

However, generally employee termination benefits are covered by a contract or an ongoing benefit arrangement and are recognized in accordance with ASC 712-10-15 when it is probable that the employees will be entitled to the benefits and the amounts can be reasonably estimated.

Guarantees

The Company complies with ASC 460-10-55. In accordance with this ASC “Guarantees”, the Company recognizes, at the inception of a guarantee, a liability at the fair value of the obligation incurred, for guarantees within the scope of the recognition criteria. The Company determines the fair value based on either quoted prices for similar guarantees or discounted projected cash flows, whichever is available.

Debt and other liabilities

Debt and other liabilities, other than provisions, are stated at amortized cost. Debt issue costs are not expensed immediately but are reported as deferred charges and subsequently amortized over the term of the debt using the effective interest rate method. Unless the exchange would meet the criteria for troubled debt restructuring, debt that has been exchanged for other debt is initially measured at fair value in accordance with the provisions of ASC 470-50. Any gain or loss resulting from the exchange and adjusted for the unamortized portion of debt issue costs for the exchanged debt is immediately recognized in the statement of operations on the line item “Financial income (expense)”. The Company determines the fair value based on quoted prices for the instruments or quoted prices for similar instruments. In the rare cases that such observable inputs are not available the Company determines the fair value based on discounted projected cash flows.

Loans that are hedged under a fair value hedge are remeasured for the changes in the fair value that are attributable to the risk that is being hedged.

Revenue recognition

The Company’s revenues are primarily derived from made-to-order sales to Original Equipment Manufacturers (“OEMs”) and similar customers. The Company’s revenues are also derived from sales to distributors.

The Company applies the guidance in SEC Staff Accounting Bulletin (SAB) Topic 13 ‘Revenue Recognition’ and recognizes revenues when persuasive evidence of an arrangement exists, delivery has occurred or the service has been provided, the sales price is fixed or determinable, and collection is reasonably assured, based on the terms and conditions of the sales contract. For made-to-order sales, these criteria are met at the time the product is shipped and delivered to the customer and title and risk have passed to the customer. Examples of delivery conditions typically meeting these criteria are ‘Free on board point of delivery’ and ‘Costs, insurance paid point of delivery’. Generally, the point of delivery is the customer’s warehouse. Acceptance of the product by the customer is generally not contractually required, since, for made-to-order customers, design approval occurs before manufacturing and subsequently delivery follows without further acceptance protocols. Payment terms used are those that are customary in the particular geographic market. When management has established that all aforementioned conditions for revenue recognition have been met and no further post-shipment obligations exist, revenue is recognized.

For sales to distributors, the same recognition principles apply and similar terms and conditions as for sales to other customers are applied. However, for some distributors contractual arrangements are in place, which allow these distributors to return products if certain conditions are met. These conditions generally relate to the time period during which return is allowed and reflect customary conditions in the particular geographic market. Other return conditions relate to circumstances arising at the end of a product life cycle, when certain distributors are permitted to return products purchased during a pre-defined period after the Company has announced a product’s pending discontinuance. Long notice periods associated with these announcements prevent significant amounts of product from being returned, however. Repurchase agreements with OEMs or distributors are not entered into by the Company.

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

Revenues are recorded net of sales taxes, customer discounts, rebates and similar charges. Shipping and handling costs billed to customers are recognized as revenues. Expenses incurred for shipping and handling costs of internal movements of goods are recorded as cost of revenues. Shipping and handling costs related to revenues to third parties are reported as selling expenses.

A provision for product warranty is made at the time of revenues recognition and reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Company with respect to the sold products. In cases where the warranty period is extended and the customer has the option to purchase such an extension, which is subsequently billed separately to the customer, revenues recognition related to the warranty extension occurs on a straight-line basis over the contract period.

Royalty income, which is generally earned based upon a percentage of revenues or a fixed amount per product sold, is recognized on an accrual basis. Royalty income, other license income or other income related to R&D arrangements and that is received in the form of non-refundable upfront payments is recognized as income pro rata over the term of the contract unless a separate earnings process has been completed. Government grants, other than those relating to purchases of assets, are recognized as income as qualified expenditures are made. Software revenue is recognized in accordance with ASC 985-605-25 “Software Revenue Recognition” when the 4 criteria of SAB Topic 13 are met.

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

Income tax benefit from an uncertain tax position is recognized only if it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authorities, based on the technical merits of the position. The income tax benefit recognized in the financial statements from such position is measured based on the largest benefit that is more than 50% likely to be realized upon settlement with a taxing authority that has full knowledge of all relevant information. The liability for unrecognized tax benefits including related interest and penalties is recorded under provisions in the balance sheet as current or non-current based on the timing of the expected payment. Penalties are recorded as income tax expense, whereas interest is reported as financial expense in the statement of operations.

Benefit accounting

The Company accounts for the cost of pension plans and postretirement benefits other than pensions in accordance with ASC 715 “Compensation-Retirement Benefits”.

The Company employees participate in pension and other postretirement benefit plans in many countries. The costs of pension and other postretirement benefits and related assets and liabilities with respect to the Company’s employees participating in defined-benefit plans have been allocated to the Company based upon actuarial valuations. Some of the Company’s defined-benefit pension plans are funded with plan assets that have been segregated and restricted in a trust, foundation or insurance company to provide for the pension benefits to which the Company has committed itself.

The net pension liability or asset recognized in the balance sheet in respect of defined benefit pension plans is the present value of the projected defined-benefit obligation less the fair value of plan assets at the balance sheet date.

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

In accordance with the requirements of ASC 715, if the projected benefit obligation exceeds the fair value of plan assets, we recognize in the consolidated balance sheet a liability that equals the excess. If the fair value of plan assets exceeds the projected benefit obligation, we shall recognize in its statement of financial position an asset that equals the excess.

The Company determines the fair value based on quoted prices for the plan assets or comparable prices for non-quoted assets. For a defined-benefit pension plan, the benefit obligation is the projected benefit obligation; for any other postretirement defined benefit plan it is the accumulated postretirement benefit obligation.

The Company recognizes as a component of accumulated other comprehensive income, net of taxes, the gains or losses and prior service costs that arise during the year but are not recognized as a component of net periodic benefit cost pursuant to ASC 715. Amounts recognized in accumulated other comprehensive income, including the gains or losses and the prior services costs are adjusted as they are subsequently recognized as components of net periodic benefit costs pursuant to the recognition provisions of ASC 715.

For all of the Company’s defined pension benefit plans, the measurement date on which it determines the funded status is year-end.

Share-based compensation

Share-based payment plans were first introduced by NXP Semiconductors N.V. for NXP employees in 2007 and new plans were introduced in 2010 after NXP Semiconductors’ initial public offering of common shares in the United States. All plans are accounted for in accordance with the provisions of ASC 718 “Compensation-Stock Compensation” at the estimated fair value of the equity instruments measured at the grant date. For the grants issued up to August 2010 under the 2007 plans, the Company used a binomial option-pricing model to determine the estimated fair value of the options and determines the fair value of the equity rights on the basis of the estimated fair value of the Company, using a discounted cash flow technique. For the grants issued since August 2010 under the 2010 plans the Company used the Black-Scholes-Merton method. The estimated fair value of the equity instruments is recognized as compensation expense over the vesting period on a straight-line basis taking into account estimated forfeitures.

The share-based compensation plans that the Company’s employees participate in contain contingent cash settlement features upon an exit or change in control in combination with a termination of employment. The Company has concluded that the likelihood of these events occurring is remote and therefore not probable. Also, upon death or disablement the Company may offer cash settlement, but the employee or his dependents must consent. Therefore, the Company has concluded that the requirement in ASC 718 that share options and restricted shares that have contingent cash settlement features that are outside the control of the employee, such as a change in control or the death or disability of an employee, to be accounted for as liabilities rather than equity if the contingent event is probable of occurring, is not applicable to the Company. However, in the case that for certain employees the vested share-based payment rights have been declared to become cash settled such instruments will be recorded as liabilities at fair value as from the date of such event.

During 2009, NXP Semiconductors N.V. executed an option exchange program for options granted in 2007, 2008 and 2009, and which were estimated to be deeply out of the money. Under this option exchange program, options with new exercise prices, different volumes and—in certain cases—revised vesting schedules were granted to eligible individuals, in exchange for their owned options. By accepting the new options, all options (vested and unvested) owned by the eligible individuals were cancelled. As of May 2009 until August 2010, options have been granted to eligible individuals under the revised stock option program. In accordance with the provisions of ASC 718 the unrecognized portion of the compensation costs of the cancelled options continues to be recognized over their remaining requisite vesting period. For the replacement options the compensation costs are determined as the difference between the fair value of the cancelled options immediately before the grant date of the replacement option and the fair value of these replacement options at the grant date. This compensation cost will be recognized in accordance with the vesting schedule over the remaining vesting period. In November 2010, following NXP Semiconductors N.V. becoming a listed company, a new option program and share program was launched in addition to the existing option program and equity rights program.

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

Concentration of risk

The Company’s revenues are for a large part dependent on a limited number of customers, none of which individually exceeds 10% of total revenues. Furthermore, the Company is using outside suppliers of foundries for a portion of its manufacturing capacity.

Accounting standards adopted in 2010

Following accounting pronouncements that are of relevance to the Company became effective in 2010 and were adopted by the Company.

•	ASU 2009-16. “Transfer and Servicing” (ASU Topic 860)

On 12 June 2009, the Financial Accounting Standards Board (FASB) issued ASU 2009-16.

The most significant amendments resulting from ASU 2009-16 consist of the removal of the concept of a qualifying special-purpose entity (QSPE) from Statement 140, and the elimination of the exception for QSPEs from the consolidation guidance of FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities (FIN 46(R)).

In addition, ASU 2009-16 amends and clarifies sale accounting and requires among others that a transferor recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a sale while eliminating the practicability exception for the measurement at fair value.

ASU 2009-16 is effective as of 1 January 2010 and has been codified in ASC 860. The Company adopted the accounting guidance as of its effective date.

The Company has evaluated the consequences of ASU 2009-16 and concluded since it is currently not involved with any QSPE, this element of the ASU does not affect the Company. With regard to the transfer of assets guidance, the ASU had no impact in 2010 but may affect future transactions, if any.

•	ASU No. 2010-06. “Fair Value Measurements and Disclosures” (Topic 820)

On January 21, 2010 the FASB issued ASU 2010-06. The ASU amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The impact for NXP is limited to disclosures about transfers between levels 1, 2 and 3, which, however, seldom occur.

•	ASU 2009-17. “Consolidation” (ASC Topic 810)

On 12 June 2009, the FASB issued ASU 2009-17, which (1) addresses the effects of eliminating the qualifying special-purpose entity (QSPE) concept from FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities and (2) modifies some provisions about the application of certain key provisions of FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities (FIN 46(R)). ASU 2009-17 has been codified in ASC 810 and became effective for NXP as of 2010. It requires among other things a qualitative rather than a quantitative analysis to determine the primary beneficiary of a Variable Interest Entity (VIE) and amends certain guidance for determining whether an entity is a VIE, which may change an enterprise’s assessment of which entities with which it is involved are VIEs. Furthermore, it requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE.

The Company has reconsidered its consolidation conclusions for all entities with which it is involved and concluded that the new guidance will not result in the consolidation of new entities or deconsolidation of entities.

•	ASU No. 2010-20 “Receivables (ASC 310). Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”

The ASU was issued by the FASB in July 2010. Extended disclosures are required for trade accounts receivable with a contractual maturity exceeding 1 year and resulting from delivering of goods or rendering services. In the exceptional cases where this occurs, the amounts are insignificant and therefore this guidance is not expected to have a significant impact for the Company. The new rules are effective for NXP as of 2010.

New standards to be adopted after 2010

The FASB issued several pronouncements, of which the following are to various degrees of relevance to the Company and which were not yet effective in 2010.

•	Accounting Standards Update No. 2009-13 “Revenue Recognition (ASC 605). Multiple-Deliverable Revenue Arrangements; a consensus of the FASB Emerging Issues Task Force”

ASU 2009-13, issued in October 2009, changes the guidance regarding revenues recognition for multiple-element arrangement and relaxes some of the earlier requirements. Since NXP is rarely involved in these types of arrangements the impact is expected to be infrequent and preliminarily estimated to be insignificant. The new guidance becomes effective prospectively for the Company for arrangements entered into or materially modified after December 31, 2010.

•	ASU No. 2010-17 “Revenue Recognition-Milestone Method (ASC 605). A consensus of the FASB Emerging Issues Task Force”

The ASU specifically affects vendors that provide research or development deliverables in an arrangement in which one or more payments are contingent upon achieving uncertain future events or circumstances.

NXP is rarely involved in these types of arrangements although the Company has collaborative development contracts with third parties. Generally, these take the form of upfront payments and subsequent cost-sharing arrangements but do not contain milestones as defined in the Master Glossary of the ASC.

The current accounting policies applied to these arrangements do vary with the type of contractual provisions. We either use a milestone method for the majority of the contractual amounts or a pro rata basis. The Company does not foresee to change its current accounting policy. Therefore we have concluded that this ASU will not have a significant effect on the Company’s financial statements and is also not expected to have in the foreseeable future.

The ASU becomes effective for NXP as of July, 2010.

3    Discontinued operations

On December 22, 2010, together with our holding company NXP Semiconductors N.V., we announced the signing of a definitive agreement whereby Knowles Electronics, an affiliate of Dover Corporation, will acquire the Company’s Sound Solutions business, the leading provider of speaker and receiver components for the mobile handset market. Under the terms of the agreement, Knowles will acquire Sound Solutions for $855 million in cash. The transaction is currently anticipated to close early July 2011.

The financial results attributable to the Company’s interest in Sound Solutions (formerly included in the Company’s Standard Products segment) have been presented as discontinued operations.

The following table summarizes the results of the Sound Solutions business included in the consolidated statements of income as discontinued operations for 2008, 2009 and 2010:

	2008	2009	2010
Revenues	339	324	354
Costs and expenses	(299)	(285)	(283)

Operating income (loss)	40	39	71
Income (loss) before taxes	40	39	71
Provision for income taxes	(4)	(7)	(12)

Net income (loss) from discontinued operations	36	32	59

The following table presents the assets and liabilities held for sale of the Sound Solutions business, classified as discontinued operations, in the consolidated balance sheets as at December 31, 2009 and 2010:

	December 31,
	2009	2010
Cash and cash equivalents	15	10
Amounts receivables	66	78
Inventories	20	19
Property, plant and equipment	33	27
Intangible assets including goodwill	255	231
Other assets	11	11

Assets of discontinued operations	400	376
Accounts payable	26	30
Provisions	16	9
Deferred tax liabilities	15	12
Other liabilities	37	29

Liabilities of discontinued operations	94	80

4    Information by segment and main country

On January 1, 2010, NXP reorganized the current segments into four reportable segments in compliance with FASB ASC Topic 280.

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

Our manufacturing operations are conducted through a combination of wholly owned manufacturing facilities, manufacturing facilities operated jointly with other semiconductor companies and third-party foundries and assembly and test subcontractors. While the main function of our Manufacturing Operations segment is to supply products to our HPMS and SP segments, the segment also sells products to external customers, mainly divested businesses.

Our “Corporate and other” segment includes unallocated research expenses not related to any specific business segment, corporate restructuring charges and other expenses, not allocated to the other business segments as well as operations not included in our two business segments, such as marketing and selling of CAN tuners and software solutions for mobile phones “NXP Software”.

The presentation of our financial results and our discussion and analysis of our financial condition and results of operations have been restated to reflect the new segments. The segment information for all years in this note has also been restated to reflect the new segment structure.

On July 28, 2008, our key wireless operations from our former Mobile & Personal segment were contributed to a joint venture, ST-NXP Wireless. As a result, all assets and liabilities involved in the joint venture have been deconsolidated from the former Mobile & Personal segment. The results of the divested operations until July 28, 2008, are presented in our consolidated accounts under a separate new reporting segment named “Divested Wireless Activities”. The continuing business of the former Mobile & Personal segment not divested has been regrouped into the segments High-Performance Mixed-Signal, Standard Products and Corporate and Other. All previous periods reported have been restated accordingly.

On February 8, 2010, we divested a major portion of our former Home segment to Trident Microsystems, Inc. (“Trident”). For the years 2008, 2009 and 2010 until February 8, 2010, the results of the divested operations are presented in our consolidated accounts under a separate new reporting segment named “Divested Home Activities”. The continuing business of the former Home segment not divested has been regrouped into the segments High-Performance Mixed-Signal and Corporate and Other. All previous periods have been restated accordingly.

Detailed information by segment for the years 2010, 2009 and 2008 on a restated basis is presented in the following tables.

	Segments
	Revenues	Research and development expenses	Operating income (loss)	Operating income (loss) as a % of revenues	Results relating to equity- accounted investees
2010
HPMS	2,846	454	387	13.6	—
SP	848	32	91	10.7	—
Manufacturing Operations(*)	525	18	(57)	(10.9)	—
Corporate and Other	136	48	(117)	N.M.	(86)
Divested Home activities	47	16	(31)	(66.0)	—

	4,402	568	273	6.2	(86)
2009
HPMS	2,011	413	(187)	(9.3)	(2)
SP	567	35	(120)	(21.2)	—
Manufacturing Operations(*)	324	12	(175)	(54.0)	—
Corporate and Other	165	65	(188)	NM	76
Divested Home activities	452	239	(261)	(57.7)	—

	3,519	764	(931)	(26.5)	74
2008
HPMS	2,511	453	(210)	(8.4)	(2)
SP	756	39	(14)	(1.9)	—
Manufacturing Operations(*)	324	—	(544)	(167.9)	—
Corporate and Other	219	157	(504)	NM	(266)
Divested Wireless activities	792	319	(785)	(99.1)	—
Divested Home activities	502	219	(586)	(116.7)	—

	5,104	1,187	(2,643)	(51.8)	(268)

(*)	For the year ended December 31, 2010 Manufacturing Operations supplied $1,235 million (2009: 1,087 million; 2008: $1,830 million) to other segments, which have been eliminated in the consolidated results.
NM	Not meaningful

Certain assets of the Company have been used jointly or managed at Corporate level. Arithmetical allocation of these assets to the various businesses is not deemed to be meaningful and as such total assets by segment has been omitted. Instead, inventories per segments are included.

	Segments
	Inventories	Long-lived assets(1)	Total liabilities excl. debt	Gross capital expenditures	Depreciation property, plant and equipment(2)
2010
HPMS	240	2,670	313	15	13
SP	136	828	127	15	35
Manufacturing Operations	137	1,055	748	209	220
Corporate and Other	—	396	599	19	91
Divested Home activities	—	—	—	—	—

	513	4,949	1,787	258	359
Discontinued operations			80

			1,867
2009
HPMS	249	3,023	225	15	34
SP	91	973	121	18	49
Manufacturing Operations	181	1,156	920	49	321
Corporate and Other	1	454	893	9	81
Divested Home activities	—	—	2	1	—

	522	5,606	2,161	92	485
Discontinued operations			94

			2,255
2008
HPMS	244	3,204	60	13	60
SP	114	1,043	13	35	77
Manufacturing Operations	156	1,641	663	269	449
Corporate and Other	22	354	1,840	18	52
Divested Wireless activities	—	—	—	16	13
Divested Home activities	55	172	2	5	11

	591	6,414	2,578	356	662
Discontinued operations			86

			2,664

(1)	Long-lived assets include property, plant and equipment, goodwill and other intangible fixed assets.
(2)	Excluding additional write down of property classified as held for sale (2010: $30 million; 2009: $5 million).

	Goodwill assigned to segments
	Carrying value at January 1, 2010	Acquisitions	Divestments	Impairment	Translation differences and other changes	Carrying value at December 31, 2010
HPMS	1,720	2	—	—	(86)	1,636
SP	330	—	—	—	(15)	315
Manufacturing Operations	319	—	—	—	7	326
Corporate and Other	23	—	—	—	(1)	22
Divested Home activities	—	—	—	—	—	—

	2,392	2	—	—	(95)	2,299

	Main countries
	Total revenues	Property, plant and equipment	Gross capital expenditures	Depreciation property, plant and equipment
2010
China	1,496	109	33	31
Netherlands	126	348	12	120
Taiwan	115	80	29	25
United States	337	20	4	4
Singapore	480	194	62	51
Germany	434	101	19	19
South Korea	202	—	—	—
Other countries	1,212	312	99	109

	4,402	1,164	258	359
2009
China	1,106	110	7	34
Netherlands	108	465	21	144
Taiwan	120	70	5	20
United States	261	25	1	32
Singapore	411	185	9	82
Germany	303	166	18	75
South Korea	182	—	—	—
Other countries	1,028	307	31	98

	3,519	1,328	92	485
2008
China	1,599	139	48	36
Netherlands	195	565	63	250
Taiwan	93	63	12	32
United States	354	66	11	22
Singapore	465	259	20	117
Germany	474	250	39	68
South Korea	490	—	—	—
Other countries	1,434	404	163	137

	5,104	1,746	356	662

5     Acquisitions and divestments

2010

On December 22, 2010, we announced that NuTune, a joint venture (55% shareholding) formed in June 2008 with Technicolor to combine NXP’s and Technicolor’s can tuner module operations, has been sold to affiliates of AIAC (American Industrial Acquisition Corporation). As a consequence, these divested operations (formerly included in the Company’s Corporate and Other segment) were deconsolidated in our consolidated balance sheet as at December 31, 2010. The results of the divested business until the date of transaction, December 14, 2010, remain included in our consolidated statements of operations and cash flows for all years presented under the Corporate and Other segment.

On July 26, 2010, we acquired 100% ownership of Jennic Ltd., a leading developer of low power RF solutions for wireless applications in smart energy, environment, logistics and consumer markets, for a consideration of $8 million. As from the acquisition date it is consolidated within the segment HPMS.

On February 8, 2010, the Company completed the transaction to sell the digital television and set-top-box business with those of Trident Microsystems, Inc., a publicly listed US Company. As of December 31, 2009,

NXP has separated its assets and liabilities designated to be transferred into the separate line items assets and liabilities held-for-sale. These assets and liabilities held-for-sale were measured at fair value less cost to sell and resulted in an impairment loss of $69 million recorded in 2009 (refer to note 13).

The total consideration related to the above transaction was a net cash payment of $54 million (of which $7 million was paid afterwards) and a receipt of a 60% shareholding in Trident valued at $177 million, based on quoted market price at transaction date and included in our balance sheet as “Investments in equity accounted investees”. The transaction closed on February 8, 2010 and resulted in a net loss of $26 million, reported under other income (expense) in the first quarter of 2010.

After the acquisition, our shareholding was diluted as a result of Trident’s issuance of share capital. We now own 59% of the outstanding stock of Trident, with a 30% voting interest in participatory rights and a 59% voting interest for certain protective rights only. Considering the terms and conditions agreed between the parties, we account for our investment in Trident under the equity method.

As a result of retaining the 59% interest in Trident this transaction did not result in reporting the asset group as discontinued operations.

2009

On November 16, 2009, we completed our strategic alliance with Virage Logic Corporation (“Virage Logic”) and obtained approximately 9.8% of Virage Logic’s outstanding common stock. This transaction included the transfer of our Advanced CMOS Semiconductor Horizontal IP Technology and Development Team in exchange for the rights to use Virage’s IP and services. Virage Logic is a leading provider of both functional and physical semiconductor intellectual property (IP) for the design of complex integrated circuits. Shares of Virage Logic are listed on the NASDAQ Global Market in the United States. In September 2010 we sold all of the Virage shares we held.

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

On August 11, 2008, NXP completed its acquisition of the Broadband Media Processing (BMP) business of Conexant Systems, Inc. which provides industry-leading solutions for satellite, cable and IPTV applications. The assets acquired amounted to $22 million, the liabilities assumed amounted to $1 million. The purchase price (net of cash acquired) was $111 million and was allocated to Other intangible assets ($58 million) and Goodwill ($32 million). The revenues in the year of acquisition since the date of acquisition was $63 million.

NXP also has an additional consideration of up to $35 million based on the achievement of certain revenues milestones over the period from closing through 2009.

On September 1, 2008, NXP and Thomson combined their can tuner module operations in a joint venture, named NuTune. NXP has a 55% ownership and Thomson the remaining 45%.

The net assets acquired amounted to $20 million and resulted in a goodwill allocation of $16 million. The revenues in the year of acquisition since the date of acquisition was $31 million.

The most significant divestment in 2008 was the major part of the Company’s Mobile & Personal business segment.

On July 28, 2008, NXP and STMicroelectronics (STM) combined their wireless operations to form a new joint-venture company—ST-NXP Wireless—, in which NXP contributed business and assets forming a substantial portion of its Mobile & Personal business segment (excluding Sound Solutions, Mobile Infrastructure and amplifiers). STM owns a majority stake (80%) and NXP has a 20% ownership while receiving $1.55 billion from STM. The 20% investment in the combined wireless operations is accounted for by the equity method because the Company has significant influence. As a result of retaining this 20% investment and the ongoing significant cash flows, the divestment is not reported as a discontinued operation. The net assets divested amounted to $1,976 million, resulting in a loss on the transaction of $413 million, which has been reported under Other business income. In February 2009, STM exercised its option to buy the 20% ownership for an amount of $92 million.

6    Operating income (loss)

For information related to revenues and operating income on a business and geographical basis, see note 4, “Information by segment and main country”, of this Annual Report.

Revenues composition

	2008	2009	2010
Goods	5,081	3,513	4,394
Licenses	23	6	8

	5,104	3,519	4,402

Salaries and wages

	2008	2009	2010
Salaries and wages	2,163	1,276	1,084
Pension and other postemployment costs	128	78	84
Other social security and similar charges:
—Required by law	213	138	115
—Voluntary	13	13	11

	2,517	1,505	1,294

Salaries and wages in 2010 include $5 million (2009: $101 million; 2008: $449 million) relating to restructuring charges. Pension and other postemployment costs include the costs of pension benefits, other postretirement benefits, and postemployment benefits, including obligatory severance.

Depreciation and amortization

Depreciation and amortization, including impairment charges, are as follows:

	2008	2009	2010
Depreciation of property, plant and equipment	662	485	359
Write-down assets held for sale	—	5	30
Amortization of internal use software	40	26	14
Amortization and impairment of other intangibles and goodwill:
—Amortization of other intangible assets	482	302	281
—Impairment of goodwill	430	—	—
—Impairment of other intangible assets	284	—	—
Impairment of assets held for sale	—	69	—
Write-off of in-process research and development	26	—	—

	1,924	887	684

Depreciation of property, plant and equipment in 2010 includes an additional write-off in connection with the retirement of property, plant and equipment amounting to $7 million (2009: $25 million; 2008: $4 million). Depreciation of property, plant and equipment resulting from the acquisition accounting amounting to $21 million (2009: $69 million; 2008: $151 million) is also included. Furthermore, depreciation of property, plant and equipment in 2010 includes $21 million relating to write-downs and impairment charges (2009: $67 million; 2008: $6 million). The 2010 write-downs related to additional depreciation of our ICN5 and ICN6 wafer fabs in Nijmegen, the Netherlands.

In 2009 a write-down of $5 million for real estate and other property has been recognized as a result of classifying certain tangible fixed assets as held-for-sale, following the effects of the Redesign Program upon which a number of activities were closed or are in the process of being closed. Reference is also made to note 13.

In 2009 impairment charges for assets held for sale ($69 million) are related to the Trident assets held for sale. Refer to note 13.

Included in the amortization of other intangible assets in 2010 is the amortization of other intangible assets resulting from acquisition accounting amounting to $281 million (2009: $302 million; 2008: $482 million).

Depreciation of property, plant and equipment and amortization of software are primarily included in cost of revenues. Amortization and impairment of intangible assets are reported in the General and Administrative expenses.

The Company periodically reviews the remaining useful lives and residual values of its long-lived assets and reviews annually the carrying value of its recorded goodwill.

In 2010 and 2009, no goodwill impairment was recognized.

Following the ongoing loss-making situation of the Company as a result of poor economic market circumstances, goodwill impairment tests were carried-out in the third quarter of 2008. As a result of these tests, an impairment was identified in our former segments Home and Corporate and Other. Simultaneously we have tested for impairment other intangible assets belonging to these segments. Following these tests a goodwill impairment charge of $430 million was recognized in 2008. Of this impairment an amount of $381 million related to our former segment Home and an amount of $49 million related to the segment Corporate and Other. The impairment test for other intangible assets resulted in an impairment loss of $284 million, which was fully attributable to the former Home segment.

Rent

Rent expenses amounted to $60 million in 2010 (2009: $63 million; 2008: $80 million).

Research and development expenses

Expenditures for research and development activities amounted to $568 million in 2010 (2009: $764 million; 2008: $1,187 million).

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

The full amounts have been written-off immediately because no alternative use was available and were charged to the statement of operations for 2008.

Selling expenses

Selling expenses incurred in 2010 totaled $265 million (2009: $271 million; 2008: $394 million). Included are shipping and handling costs of $1 million (2009: $1 million; 2008: $25 million).

The selling expenses mainly relate to the cost of the revenues and marketing organization. This mainly consists of account management, marketing, first and second line support, and order desk.

General and administrative expenses

General and administrative expenses include the costs related to management and staff departments in the corporate center, business segments and business lines, amounting to $701 million in 2010 (2009: $712 million; 2008: $1,103 million)

Other income and expense

Other income and expense consists of the following:

	2008	2009	2010
Results on disposal of properties	4	9	8
Results on disposal of businesses	(374)	(23)	(37)
Remaining income (expense)	5	1	13

	(365)	(13)	(16)

In 2010, the result on disposal of properties mainly related to the sale of a building in Hamburg, Germany ($5 million), which was classified as assets held for sale. In 2009, the result on disposal of properties mainly related to the sale of equipment in Fishkill, USA ($5 million) and the sale of land in Laguna, Philippines ($3 million). In 2008, the result on disposal of properties included a gain of $8 million from the sale of buildings in Boeblingen Germany, a loss of $8 million related to the Crolles factory in France and various other sales of properties.

In 2010, the result on disposal of businesses mainly related to the divestment of Trident (loss $26 million) and the divestment of NuTune (loss $7 million). In 2009 the result on disposal of businesses related to various smaller items with regard to businesses sold in previous years. The result on disposal of businesses in 2008 includes a loss of $413 million related to the divestment of the major part of the former Mobile & Personal business segment. The net cash proceeds from this transaction were $1,433 million and in addition a 20% shareholding in ST-NXP Wireless J.V. was received with a fair value of $341 million, resulting in a total consideration of $1,774 million. In connection with these proceeds, net assets divested amounted $1,976 million and liabilities of $211 million were recognized, finally resulting in a loss on this transaction of $413 million.

At year-end 2008, the Company had recorded a non cash impairment charge of $249 million, as a result of the decline in fair value of the 20% shareholding in the ST-NXP Wireless J.V., which was recorded under Results relating to equity-accounted investees. Reference is also made to note 10.

Furthermore, in 2008 gains on disposals of R/F Mems activities ($15 million) and part of software activities ($14 million), and a merger gain on NuTune ($12 million) were included in results on disposal of businesses.

The remaining income consists of various smaller items for all periods reported.

7    Restructuring charges

The most significant projects for restructuring in 2010

There were no new restructuring projects in 2010. In 2010 the restructuring charges mainly related to the divestment of a major portion of our former Home business.

The most significant projects for restructuring in 2009

In 2009 the restructuring charges mainly related to the ongoing Redesign Program of the Company being:

•	the closure of the “ICN 6” part of the facility in Nijmegen;

•	effects of the transaction with Trident;

•	the Fit for Future Program.

The most significant projects for restructuring in 2008

In 2008, the restructuring charges mainly related to the Redesign Program of the Company, resulting in the planned closure or sale of:

•	The “ICN5” part of the facility in Nijmegen, the Netherlands;

•	The “ICH” fab of the Hamburg facility, Germany;

•	The fab in Fishkill, in the USA;

•	The factory in Caen, France.

Furthermore, a reduction in support functions at the Corporate Center is part of the Redesign Program as a consequence of the downsizing of the Company.

The following table presents the changes in the position of restructuring liabilities in 2010 by segment:

	Balance January 1, 2010	Additions	Utilized	Released	Other changes(1)	Balance December 31, 2010
HPMS	46	—	(5)	(15)	(2)	24
SP	5	—	(3)	(3)	2	1
Manufacturing Operations	144	—	(77)	(3)	(20)	44
Corporate and Other	96	3	(61)	(20)	10	28
Divested Home activities	22	4	(15)	1	(12)	—

	313	7	(161)	(40)	(22)	97

(1)	Other changes primarily related to translation differences and reclassifications between segments

The total restructuring liability as of December 31, 2010 of $97 million is classified in the balance sheet under provisions for $87 million (short-term: $55 million; long-term: $32 million) and under accrued liabilities for $10 million.

The following table presents the changes in the position of restructuring liabilities in 2009 by segment:

	Balance January 1, 2009	Additions	Utilized	Released	Other changes(1)(2)	Balance December 31, 2009
HPMS	2	44	(4)	—	4	46
SP	—	7	(5)	—	3	5
Manufacturing Operations	276	22	(109)	(78)	33	144
Corporate and Other	208	20	(85)	(12)	(35)	96
Divested Wireless activities	1	—	(1)	—	—	—
Divested Home activities	11	19	(7)	(2)	1	22

	498	112	(211)	(92)	6	313

(1)	Other changes primarily related to translation differences
(2)	The provision for restructuring for the “ICN 5/8” facility in Nijmegen, amounting to $58 million at December 31, 2009, has been reclassified from Corporate and Other to Manufacturing Operations.

The total restructuring liability as of December 31, 2009 of $313 million is classified in the balance sheet under provisions for $300 million and under accrued liabilities for $13 million.

The additions to the restructuring liabilities, less releases, in 2010, 2009 and 2008 by segment were as follows:

	2008	2009	2010
HPMS	8	44	(15)
SP	9	7	(3)
Manufacturing Operations	360	(56)	(3)
Corporate and Other	171	8	(17)
Divested Home activities	27	17	5
Divested Wireless activities	19	—	—

	594	20	(33)

The utilization of the restructuring liabilities mainly reflect the realization of the ongoing Redesign Program of the Company initiated in earlier years.

The 2010 additions to the restructuring liabilities of $7 million, charged to operating income, mainly related to the divestment of the major part of our former Home business. The previous year additions to the restructuring liabilities were mainly related to the ongoing Redesign Program of the Company, which was initiated in September 2008(2009: $112 million; 2008: $610 million).

Releases of restructuring liabilities were recorded for an amount of $40 million in 2010 (2009: $92 million; 2008: $16 million), primarily attributable to reduction to severance payment due to voluntary leavers and employees that were transferred to other position in NXP, who were originally expected to be laid off.

Although additional actions under the Redesign Program are being evaluated, uncertainty regarding the outlook for 2011 impedes our ability to forecast the scope and impact of potential actions.

The components of restructuring charges less releases recorded in the liabilities in 2010, 2009 and 2008 are as follows:

	2008	2009	2010
Personnel lay-off costs	449	101	5
Write-down of assets	36	4	2
Other restructuring costs	125	7	—
Release of excess provisions/accruals	(16)	(92)	(40)

Net restructuring charges	594	20	(33)

The restructuring charges less releases recorded in operating income are included in the following line items in the statement of operations:

	2008	2009	2010
Cost of revenues	348	(46)	(14)
Selling expenses	19	11	(2)
General and administrative expenses	124	3	(8)
Research & development expenses	97	52	(9)
Other income and expenses	6	—	—

Net restructuring charges	594	20	(33)

In addition, restructuring related costs (excluding product transfers) amounting to $53 million were directly charged to operating income in 2010 (2009: $83 million; 2008: nil).

The details by segment were as follows:

	2008	2009	2010
HPMS	—	9	—
SP	—	2	4
Manufacturing Operations	—	13	23
Corporate and Other	—	57	27
Divested Home activities	—	2	(1)

	—	83	53

On aggregate, restructuring charges less releases and restructuring related costs charged to operating income for 2010 amounted to $20 million (2009: $103 million; 2008: $594 million).

8    Financial income and expenses

	2008	2009	2010
Interest income	27	4	2
Interest expense	(502)	(363)	(320)

Total interest expense, net	(475)	(359)	(318)
Net gain on extinguishment of debt	—	1,020	57
Sale of securities and other financial assets	—	(4)	8
Foreign exchange rate results	(87)	39	(331)
Miscellaneous financing costs/income, net	(52)	(14)	(44)

Total other income and expense	(139)	1,041	(310)

Total	(614)	682	(628)

In 2010, interest expense, net, of $318 million (2009: $359 million; 2008: $475 million) was mainly related to the interest expense on the euro-denominated and U.S. dollar-denominated notes. The lower interest expense in 2010 resulted from the bond exchanges and repurchases completed in the third quarter and lower interest rates applicable to the Floating Rate Notes.

Furthermore in 2010, a net gain on extinguishment of debt of $57 million was recorded in connection with the various bond exchange and repurchase offers in 2010. In 2009, a gain on debt extinguishment of $1,020 million, net of a write-down of $25 million related to the capitalized initial bond issuing costs, was recorded in this respect. Refer to note 27.

Included in the sale of securities and other financial assets is the sale of Virage shares in 2010 (a gain of $7 million) and the sale of the DSPG shares in 2009, which resulted in a loss of $4 million.

In 2010 foreign exchange results amounted to a loss of $331 million (2009: a gain of $39 million; 2008: a loss of $87 million) and are composed of exchange rate fluctuations:

•

related to the remeasurement of the U.S. dollar-denominated notes and short term loans, which reside in a EURO functional currency entity, a loss of $307 million (2009: a gain of $38 million; 2008: a loss of $230 million);

•	related to intercompany financing a gain of $16 million (2009: a loss of $5 million; 2008: a loss of $46 million);

•	related to the Company’s foreign currency cash and cash equivalents of a loss of $43 million (2009: a loss of $2 million; 2008: a gain of $163 million);

•	related to foreign currency contracts a gain of $2 million (2009: a gain of $2 million; 2008: a gain of $25 million);

•	related to remaining items, a gain of $1 million in 2010 (2009: a gain of $6 million; 2008: a gain of $1 million).

Included in miscellaneous financing costs in 2010 is the amortization of capitalized fees (relating to the issuance of the EUR/U.S. dollar-denominated notes) amounting to $31 million (2009: $14 million; 2008: $14 million). Furthermore, in 2008 miscellaneous financing costs included an impairment charge of $25 million related to the DSPG shares, that were received in connection with the divestment of the Cordless and VoIP Terminals operations in 2007. Moreover, an impairment loss of $13 million was recorded in 2008 on the fair value of a put option that was received in connection with a partial sale of software activities.

9    Provision for income taxes

In 2010, NXP generated a loss before income taxes of $355 million (2009: $249 million). The components of loss before income taxes are as follows:

	2009	2010
Netherlands	81	(490)
Foreign	(330)	135

	(249)	(355)

The components of the provision for income taxes are as follows:

	2008	2009	2010
Netherlands:
Current taxes	—	(18)	(12)
Deferred taxes	43	(58)	3

	43	(76)	(9)
Foreign:
Current taxes	(120)	(11)	(40)
Deferred taxes	35	77	25

	(85)	66	(15)

Income tax benefit (expense)	(42)	(10)	(24)

A reconciliation of the statutory income tax rate in the Netherlands as a percentage of income (loss) before income taxes and the effective income tax rate is as follows:

	2008	2009	2010
Statutory income tax in the Netherlands	25.5	25.5	25.5
Rate differential local statutory rates versus statutory rates of the Netherlands	(3.3)	(1.1)	1.6
Changes in the valuation allowance:
New tax loss carryforwards, tax credits and temporary differences not expected to be realized	(15.0)	(19.5)	(16.7)
Prior year adjustments	(0.8)	6.9	(1.6)
Non-taxable income	—	0.5	0.7
Non-tax-deductible expenses/losses	(5.8)	(9.2)	(12.3)
Other taxes and tax rate changes	—	(1.8)	0.1
Withholding taxes	—	(7.9)	(4.1)
Unrecognized tax benefits	(0.5)	(0.2)	(2.5)
Tax incentives and other	(1.4)	2.8	2.5

Effective tax rate	(1.3)%	(4.0)%	(6.8)%

We currently benefit from income tax holiday incentives in certain jurisdictions which provide that we pay reduced income taxes in those jurisdictions for a fixed period of time that varies depending on the jurisdiction. The income tax holiday of one of our subsidiaries is expected to expire at the end of 2016.

Deferred tax assets and liabilities

The principal components of deferred tax assets and liabilities are presented below:

	2009		2010
	Assets	Liabilities	Assets	Liabilities
Intangible assets	56	(379)	49	(317)
Property, plant and equipment	33	(18)	43	(47)
Inventories	9	—	1	—
Receivables	3	(7)	1	(2)
Other assets	4	(6)	2	—
Provisions:
Pensions	47	(3)	37	(1)
Restructuring	90	—	20	—
Other	—	(17)	12	(5)
Long-term debt	24	(149)	2	(81)
Undistributed earnings of foreign subsidiaries	—	(23)	—	(24)
Other liabilities	14	(1)	20	(10)
Tax loss carryforwards (including tax credit carryforwards)	873	—	713	—

Total gross deferred tax assets (liabilities)	1,153	(603)	900	(487)

Net deferred tax position	550		413
Valuation allowances	(628)		(482)

Net deferred tax assets (liabilities)	(78)		(69)

The Company has significant deferred tax assets resulting from net operating loss carryforwards, tax credit carryforwards and deductible temporary differences that may reduce taxable income in future periods. Valuation allowances have been established for deferred tax assets based on a “more likely than not” threshold. The realization of our deferred tax assets depends on our ability to generate sufficient taxable income within the carryback or carryforward periods provided for in the tax law for each applicable tax jurisdiction.

The following possible sources of taxable income have been considered when assessing the realization of our deferred tax assets:

•	Future reversals of existing taxable temporary differences;

•	Future taxable income exclusive of reversing temporary differences and carryforwards;

•	Taxable income in prior carryback years; and

•	Tax-planning strategies.

The increase in the total valuation allowance during 2008 and 2009 was $496 million and $120 million, respectively, while in 2010 the valuation allowance decreased by $146 million. Of this decrease, $135 million was offset by a corresponding decrease in the deferred tax assets for tax loss carryforwards.

At the moment that the Group’s operating performance improves on a sustained basis, our conclusion regarding the need for such valuation allowance could change.

Subsequently recognized tax benefits related to the valuation allowance for deferred tax assets as of December 31, 2010, will be allocated as follows: $475 million of income tax benefit that would be reported in the consolidated statement of comprehensive income, $7 million to additional paid-in capital.

After the recognition of the valuation allowance against deferred tax assets, a net deferred tax liability remains of $69 million at December 31, 2010 (2009: $78 million). This net deferred tax liability consists of certain taxable temporary differences reversing outside the tax loss carryforward periods, deferred tax liabilities recorded for profitable entities and of the deferred tax liabilities for withholding taxes on undistributed earnings of foreign subsidiaries.

At December 31, 2010 tax loss carryforwards of $2,803 million will expire as follows:

Total	2011	2012	2013	2014	2015	2016 – 2020	later	unlimited
2,803		3	16	16	327	1,482	114	845

The Company also has tax credit carryforwards of $69 million, which are available to offset future tax, if any, and which will expire as follows:

Total	2011	2012	2013	2014	2015	2016 – 2020	later	unlimited
69							10	59

The classification of the deferred tax assets and liabilities in the Company’s consolidated balance sheets is as follows:

	2009	2010
Deferred tax assets grouped under other current assets	67	9
Deferred tax assets grouped under other non-current assets	(10)	30
Deferred tax liabilities grouped under short-term provisions	(1)	(2)
Deferred tax liabilities grouped under long-term provisions	(134)	(106)

	(78)	(69)

The net income tax receivable (excluding the liability for unrecognized tax benefits) as of December 31, 2010 amounted to $5 million (2009: $21 million receivable) and includes amounts directly payable to or receivable from tax authorities.

As of December 31, 2008 the Group did not recognize a deferred income tax liability related to the undistributed earnings of foreign subsidiaries that were considered to be indefinitely reinvested. However as from 2009 the Group intends to repatriate these undistributed earnings of subsidiaries. Therefore these undistributed earnings are no longer indefinitely reinvested in the overseas jurisdictions. Consequently the Group has recognized a deferred income tax liability of $24 million at December 31, 2010 (2009: $23 million) for the additional taxes payable upon the future remittances of these earnings of foreign subsidiaries.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2008	2009	2010
Balance as of January 1,	35	50	52
Increases from tax positions taken during prior periods	14	5	10
Decreases from tax positions taken during prior periods	—	(1)	(7)
Increases from tax positions taken during current period	1	9	140
Decreases relating to settlements with the tax authorities	—	(11)	—

Balance as of December 31,	50	52	195

Of the total unrecognized tax benefits at December 31, 2010 $140 million, if recognized, would not impact the effective tax rate as this amount would be offset by compensating adjustments in the Company’s deferred tax assets that would be subject to valuation allowance based on conditions existing at the reporting date. All other unrecognized tax benefits, if recognized, would affect the effective tax rate for each year disclosed above.

The Company classifies interest related to unrecognized tax benefits as financial expense and penalties as income tax expense. The total related interest and penalties recorded during the year 2010 amounted to $5 million (2009: $2 million; 2008: $2 million). As of December 31, 2010 the Company has recognized a liability for related interest and penalties of $11 million (2009: $6 million). It is reasonably possible that the total amount of unrecognized tax benefits may significantly increase/decrease within the next 12 months of the reporting date due to, for example, completion of tax examinations; however, an estimate of the range of reasonably possible change amount cannot be made other than for one jurisdiction where approximately $7 million of unrecognized tax benefits will decrease in the next 12 months as a result of settlement of tax examinations, although this is not expected to impact income tax expense or the effective tax rate.

Tax years that remain subject to examination by major tax jurisdictions (mainly related to the Netherlands, Germany, USA, China, Taiwan, Thailand and the Philippines) are 2006, 2007, 2008, 2009 and 2010.

10    Investments in equity-accounted investees

Results relating to equity-accounted investees

	2008	2009	2010
Company’s participation in income (loss)	(4)	—	(86)
Results on sale of shares	—	74	—
Investment impairment charges	(268)	—	—
Incidental results	4	—	—

	(268)	74	(86)

Company’s participation in income (loss)

	2008	2009	2010
Trident	—	—	(94)
ASMC	2	1	4
Moversa	(3)	(2)	—
ASEN	3	—	4
Others	(6)	1	—

	(4)	—	(86)

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

Due to an other-than-temporary decline of the fair value of the shareholding in ASMC, the Company recorded impairment losses in 2008 of $19 million.

Investments in and loans to equity-accounted investees

The changes in 2010 are as follows:

Investments
Balance as of January 1	43
Changes:
Acquisitions/additions	177
Share in income (loss)	(86)
Translation and exchange rate differences	(2)

Balance as of December 31	132

There were no loans granted to equity-accounted investees.

Acquisitions is entirely due to the acquisition of and initial 60% shareholding (with 30% voting interest in participatory rights and a 60% voting interest for certain protective rights only) in Trident Microsystems, Inc. resulting from the sale of our television systems and set-top box business lines. Considering the terms and conditions agreed between the parties, we account for our investment in Trident under the equity method.

The total carrying value of investments in equity-accounted investees is summarized as follows:

	2009		2010
	Shareholding %	Amount	Shareholding %	Amount
Trident	—	—	59	82
ASMC	27	7	27	10
ASEN	40	36	40	40

		43		132

The fair value of NXP’s shareholding in the publicly listed companies Trident and ASMC based on quoted market prices at December 31, 2010 is $185 million and $39 million, respectively.

Investments in equity-accounted investees are included in the segment Corporate and Other.

Summarized information of equity-accounted investees

Summarized financial information on the Company’s investments in equity-accounted investees, on a combined basis, is presented below:

2010
Revenues	745
Income (loss) before taxes	(107)
Provision for income taxes	(3)
Net income (loss)	(110)
Total share in net income (loss) of equity-accounted investees recognized in the consolidated statements of operations	(86)

December 31, 2010
Current assets	373
Non-current assets	292

665
Current liabilities	(243)
Non-current liabilities	(33)

Net asset value	389
Investments in equity-accounted investees included in the consolidated balance sheet	132

11    Non-controlling interests

The share of non-controlling interests in the results of the Company amounted to a profit of $50 million in 2010 (2009: profit of $14 million; 2008: profit of $26 million).

As of December 31, 2010, non-controlling interests totaled $233 million (2009: $198 million).

Non-controlling interests predominantly relate to the shareholding in SSMC.

12    Receivables

Accounts receivable are summarized as follows:

	2009	2010
Accounts receivable from third parties	397	383
Accounts receivable from equity-accounted investees	—	19
Less: allowance for doubtful accounts	(4)	(6)

	393	396

Income taxes receivable current portion totaling $10 million (2009: $26 million) are included under other receivables.

The changes in allowances for doubtful accounts are as follows:

	2008	2009	2010
Balance as of January 1,	3	2	4
Additions charged to income	—	6	2
Deductions from allowance(1)	(1)	(2)	—
Other movements(2)	—	(2)	—

Balance end of period	2	4	6

(1)	Write-offs for which an allowance was previously provided
(2)	Included the effect of translation differences and consolidation changes

13    Assets and liabilities held for sale

The following table presents the major classes of assets and liabilities classified as held for sale in the consolidated balance sheets as at December 31, 2009 and 2010 related to the former business segment Home (digital television and set-top-boxes) that was sold to Trident Microsystems Inc. effective on February 8, 2010 onwards.

	2009	2010
Inventories	42	39
Property, plant and equipment	11	—
Intangible assets including goodwill	149	—
Impairment to fair value less cost to sell	(69)	—

Assets held for sale	133	39
Other liabilities	(2)	(21)

Liabilities held for sale	(2)	(21)

These assets held for sale as of December 31, 2009 were reported net of impairment charges of $69 million. The fair value, less cost to sell these assets, was a level 2 measurement based on the quoted market prices of the Trident publicly traded shares as adjusted for costs to sell the assets.

The total consideration of the above transaction was a net cash payment of $54 million (of which $7 million was paid afterwards) and the receipt of a 60% shareholding in Trident valued at $177 million under equity accounted investees. All assets and liabilities were transferred to Trident, except inventories ($39 million) which will be delivered gradually during 2011 and for which a liability was recorded for an amount of $21 million in promissory notes. The transaction resulted in a net loss of $26 million, reported under “Other income and expense”.

In addition to the assets and liabilities classified as held for sale as presented in the table above, which related to the former Home segment sold to Trident, other assets held for sale on December 31, 2010 amounted to a book value of $9 million, after an additional write-down of $30 million (as of the end of 2009, $11 million net of a write-down of $5 million). These assets held for sale related to real estate and other property that is held for sale following exits or planned exits as a result of the Redesign Program. The fair value of these assets classified as held for sale has been based on quoted broker values and is therefore a level 2 measurement.

Total assets held for sale at December 31, 2010 were $48 million (as of end of 2009: $144 million) whereas the liabilities amounted to $21 million at the end of December 2010 (as of end of 2009: $2 million).

14    Inventories

Inventories are summarized as follows:

	2009	2010
Raw materials and supplies	304	313
Work in process	141	116
Finished goods	77	84

	522	513

A portion of the finished goods stored at customer locations under consignment amounted to $19 million as of December 31, 2010 (2009: $23 million).

The amounts recorded above are net of an allowance for obsolescence.

The changes in the allowance for obsolescence are as follows:

	2008	2009	2010
Balance as of January 1	86	83	107
Additions charged to income	76	67	44
Deductions from allowance	(48)	(33)	(35)
Other movements(1)	(31)	(10)	(30)

Balance as of December 31	83	107	86

1)	Included the effect of translation differences and acquisition and divestments (referred to as consolidation changes).

15    Other current assets

Other current assets are summarized as follows:

	2009	2010
Deferred taxes	67	9
Derivative instrument assets	2	4
Capitalized unamortized fees related to the issuance of notes	9	12
Prepayments related to Electronics Design Applications (EDA) contracts	34	1
Other prepaid expenses	158	103

	270	129

16    Other non-current financial assets

The changes during 2010 are as follows:

Balance as of January 1	35
Changes:
Acquisitions/additions	3
Sales/repayments	(21)
Value adjustments	3
Translation and exchange differences	(1)

Balance as of December 31	19

Sales/repayments mainly relate to the sale of shares and options of the strategic alliance with Virage Logic Corporation.

The balance as of December 31 mainly consist of blocked liquid assets of $9 million and guarantee deposits of $6 million.

17    Other non-current assets

Other non-current assets are summarized as follows:

	2009	2010
Prepaid pension costs	28	22
Deferred taxes	(10)	30
Capitalized unamortized fees related to the issuance of notes	57	50
Capitalized unamortized fees related to the revolving credit facility	—	10
Other	10	23

	85	135

The term of amortization of capitalized fees related to the issuance cost of notes and revolving credit facility is on average 5 years.

18    Property, plant and equipment

Property, plant and equipment consisted of:

	Total	Land and buildings	Machinery and installations	Other equipment	Prepayments and construction in progress	No longer productively employed
Balance as of January 1, 2010:
Cost	2,301	708	1,374	204	10	5
Accumulated depreciation	(973)	(89)	(759)	(120)	—	(5)

Book value	1,328	619	615	84	10	—
Changes in book value:
Reclassifications	51	—	26	25	—	—
Capital expenditures	258	—	—	—	258	—
Transfer assets put into use	—	14	166	21	(201)	—
Retirements and sales	(35)	(27)	(5)	(3)	—	—
Depreciation	(331)	(53)	(246)	(32)	—	—
Write-downs and impairments	(21)	(14)	(3)	(4)	—	—
Transfer to assets held for sales	(33)	(33)	—	—	—	—
Consolidation changes	(10)	—	(8)	(2)	—	—
Translation differences	(43)	(20)	(14)	(6)	(3)	—

Total changes	(164)	(133)	(84)	(1)	54	—
Balance as of December 31, 2010:
Cost	2,139	616	1,268	191	64	—
Accumulated depreciation	(975)	(130)	(737)	(108)	—	—

Book value	1,164	486	531	83	64	—

Reclassification represent capital lease equipment from Nijmegen (Netherlands) and Philippines.

Land with a book value of $79 million (2009: $120 million) is not depreciated.

The expected service lives as of December 31, 2010 were as follows:

Buildings	from 9 to 50 years
Machinery and installations	from 2 to 7 years
Other equipment	from 3 to 6 years

There was no significant construction in progress and therefore no related capitalized interest.

19    Intangible assets excluding goodwill

The changes in 2010 were as follows:

	Total	Other intangible assets	Software
Balance as of January 1, 2010:
Cost	3,202	3,074	128
Accumulated amortization	(1,316)	(1,229)	(87)

Book value	1,886	1,845	41
Changes in book value:
Acquisitions/additions	15	9	6
Divestments	(6)	(2)	(4)
Amortization	(295)	(281)	(14)
Translation differences and other	(114)	(99)	(15)

Total changes	(400)	(373)	(27)
Balance as of December 31, 2010:
Cost	2,928	2,869	59
Accumulated amortization	(1,442)	(1,397)	(45)

Book value	1,486	1,472	14

Other intangible assets in 2010 consist of:

	January 1, 2010		December 31, 2010
	Gross	Accumulated amortization	Gross	Accumulated amortization
Marketing-related	84	(58)	75	(72)
Customer-related	482	(132)	454	(149)
Technology-based	2,508	(1,039)	2,340	(1,176)

	3,074	(1,229)	2,869	(1,397)

The estimated amortization expense for these other intangible assets for each of the five succeeding years is:

2011	255
2012	255
2013	232
2014	155
2015	132

All intangible assets, excluding goodwill, are subject to amortization and have no assumed residual value.

The expected weighted average remaining life of other intangibles is 4 years as of December 31, 2010.

The estimated amortization expense for software as of December 31, 2010 for each of the five succeeding years is:

2011	8
2012	4
2013	2
2014	—
2015	—

The expected weighted average remaining lifetime of software is 1 year as of December 31, 2010.

20    Goodwill

The changes in goodwill in 2009 and 2010 were as follows:

	2009	2010
Balances as of January 1,	2,436	2,392
Changes in book value:
Adjustments	(31)	28
Acquisitions	—	2
Divestments	(4)	—
Transfer to assets held for sale	(72)	—
Translation differences	63	(123)

Total changes	(44)	(93)
Balances as of December 31,	2,392	2,299

Acquisition in 2010 related to the goodwill paid in connection with the acquisition of Jennic.

As a result of various additional settlements related to acquisitions from previous years, goodwill originally assigned from these acquisitions was adjusted in 2010 and 2009 and is reflected under ‘adjustments’, which are predominantly related to deferred tax effects with regard to purchase price accounting from the “Formation”.

The 2010 annual impairment test confirmed that the Company’s reporting units’ fair value substantially exceeded its carrying value. The Company concluded that in 2010 and 2009 there were no impairment charges.

In the bookvalue of goodwill as of December 31, 2010, an amount of $375 million (2009: $404 million) was included as the cumulative effect of impairments. The difference between the accumulated impairment amount and the charges recorded in the statement of operations is related to translation differences.

Refer to note 5 for acquisitions and divestments. Refer to note 4, Information by segment and main country, for a specification of goodwill by segment.

21    Accrued liabilities

Accrued liabilities are summarized as follows:

	2009	2010
Personnel-related costs:
—Salaries and wages	170	142
—Accrued vacation entitlements	43	40
—Other personnel-related costs	20	14
Utilities, rent and other	21	16
Income tax payable (refer to note 9)	5	5
Communication & IT costs (including accruals related to EDA contracts)	77	41
Distribution costs	10	7
Sales-related costs	33	8
Purchase-related costs	25	17
Interest accruals	68	92
Derivative instruments—liabilities (refer to note 37)	9	6
Liabilities for restructuring costs (refer to note 7)	13	10
Liabilities from contractual obligations	18	—
Accrual for deferred income from divestments	92	—
Other accrued liabilities	62	63

	666	461

Various accruals for deferred income from divestments from previous years (2009: $92 million) have been reclassified to other provisions.

22    Provisions

Provisions are summarized as follows:

	2009		2010
	Long-term	Short-term	Long-term	Short-term
Pensions for defined-benefit plans (refer to note 23)	135	7	143	8
Other postretirement benefits (refer to note 24)	9	—	6	1
Postemployment benefits and obligatory severance payments (refer to note 7)	43	257	32	55
Deferred tax liabilities (refer to note 9)	134	1	106	2
Liability for unrecognized tax benefits (refer to note 9)	59	—	62	9
Other provisions	43	3	66	20

Total	423	268	415	95

The changes in total provisions excluding deferred tax liabilities and liabilities for uncertain tax positions liabilities are as follows:

	2008	2009	2010
Beginning balance	222	629	497
Changes:
Additions	439	108	83
Utilizations	(35)	(166)	(175)
Releases	(19)	(76)	(56)
Translation differences	22	2	(17)
Changes in consolidation	—	—	(2)

Ending balance	629	497	330

Accruals for legal proceedings

With the support from its in-house and outside counsel and based on its best estimate, the Company records an accrual for any claim that arises whenever it considers that it is probable that it is exposed to a loss contingency and the amount of the loss contingency can be reasonably estimated. Based on the most current information available to it and based on its best estimate, the Company also reevaluates at least on a quarterly basis the claims that have arisen to determine whether any new accruals need to be made or whether any accruals made need to be adjusted.

Based on the procedures described above, the Company has an aggregate amount of approximately $22 million accrued for legal proceedings pending as of December 31, 2010, compared to approximately $15 million as of December 31, 2009 and approximately $10 million as December 31, 2008. Such accruals are part of the “Other provisions,” as referred to above. There can be no assurance that the Company’s accruals will be sufficient to cover the extent of its potential exposure to losses. Historically, legal actions have not had a material adverse effect on the Company’s business, results of operations or financial condition.

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

Product warranty

The provision for product warranty reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Company with respect to products sold. The changes in the provision for product warranty are as follows:

	2008	2009	2010
Beginning balance	3	—	—
Changes:
Additions	—	—	—
Utilizations	(1)	—	—
Releases	(2)	—	—
Translation differences	—	—	—
Changes in consolidation	—	—	—

Ending balance	—	—	—

Loss contingencies (environmental remediation and product liability)

The Company did not incur any expected losses with respect to environmental remediation and product liability obligations.

Other provisions

Other provisions include provisions for employee jubilee funds totaling $23 million as of December 31, 2010 (2009: $27 million).

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

The amount included in the statement of operations for the year 2010 was $83 million (2009: $77 million; 2008: $125 million) of which $63 million (2009: $57 million; 2008: $110 million) represents defined-contribution plans and similar plans.

The total cost of defined-benefit plans amounted to $20 million in 2010 (2009: $20 million; 2008: income $15 million) consisting of $20 million ongoing cost (2009: $24 million; 2008: $24 million) and nil from special events resulting from redesign, curtailments and settlements.

The Company currently expects contributions to pension plans which are estimated to amount to $73 million in 2011, consisting of $3 million employer contributions to defined-benefit pension plans, $62 million employer contributions to defined-contribution pension plans and multi-employer plans, and $8 million expected cash outflows in relation to unfunded pension plans.

The expected cash outflows in 2011 and subsequent years are uncertain and may change substantially as a consequence of statutory funding requirements as well as changes in actual versus currently assumed discount rates, estimations of compensation increases and returns on pension plan assets.

The table below provides a summary of the changes in the pension benefit obligations and defined-benefit pension plan assets for 2010 and 2009, with respect to the Company’s dedicated plans, and a reconciliation of the funded status of these plans to the amounts recognized in the consolidated balance sheets.

	2009	2010
Projected benefit obligation
Projected benefit obligation at beginning of year	322	326
Additions	—	—
Service cost	15	12
Interest cost	14	15
Actuarial (gains) and losses	(8)	21
Curtailments and settlements	(5)	(4)
Plan amendments	—	—
Employee contributions	—	—
Benefits paid	(21)	(20)
Exchange rate differences	9	(3)

Projected benefit obligation at end of year	326	347

Plan assets
Fair value of plan assets at beginning of year	137	152
Additions	—	—
Actual return on plan assets	11	8
Employer contributions	23	17
Employee contributions	—	—
Curtailments and settlements	(1)	(3)
Benefits paid	(22)	(20)
Exchange rate differences	4	(6)

Fair value of plan assets at end of year	152	148

Funded status	(174)	(199)

Classification of the funded status is as follows
—Prepaid pension cost under other non-current assets	28	22
—Accrued pension cost under other non-current liabilities	(60)	(70)
—Provisions for pensions under provisions	(142)	(151)

Total	(174)	(199)

Amounts recognized in accumulated other comprehensive income (before tax)
AOCI at beginning of year	(32)	(44)
—Net actuarial loss (gain)	(11)	21
—Prior service cost (credit)	—	—
—Exchange rate differences	(1)	2

AOCI at end of year	(44)	(21)

The weighted average assumptions used to calculate the projected benefit obligations were as follows:

	2009	2010
Discount rate	4.8%	4.3%
Rate of compensation increase	3.0%	3.1%

The weighted average assumptions used to calculate the net periodic pension cost were as follows:

	2008	2009	2010
Discount rate	5.0%	4.6%	4.8%
Expected returns on plan assets	4.7%	4.3%	4.3%
Rate of compensation increase	3.8%	3.1%	3.0%

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

The components of net periodic pension costs were as follows:

	2008	2009	2010
Service cost	20	15	12
Interest cost on the projected benefit obligation	18	14	15
Expected return on plan assets	(9)	(6)	(6)
Net amortization of unrecognized net assets/liabilities	—	—	—
Net actuarial loss recognized	(6)	(2)	(1)
Curtailments & settlements	(11)	(4)	(1)
Other	3	3	1

Net periodic cost	15	20	20

The Company expects to make cash contributions other than benefit payments in relation to defined-benefit plans amounting to $3 million in 2011.

A sensitivity analysis shows that if the discount rate increases by 1% from the level of December 31, 2010, with all other variables held constant, the net periodic pension cost would increase by $2 million. If the discount rate decreases by 1% from the level of December 31, 2010, with all other variables held constant, the net periodic pension cost would decrease by $1 million.

The estimated net actuarial loss (gain) and prior service cost that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year (2011) are nil and nil, respectively.

Estimated future pension benefit payments

The following benefit payments are expected to be made (including those for funded plans):

2011	14
2012	18
2013	14
2014	13
2015	14
Years 2016-2020	83

	2009	2010
Accumulated benefit obligation for all Company-dedicated benefit pension plans	285	300

Plan assets

The actual and targeted pension plan asset allocation at December 31, 2009 and 2010 is as follows:

	2009	2010
Asset category:
Equity securities	13%	17%
Debt securities	60%	57%
Insurance contracts	13%	8%
Other	14%	18%

	100%	100%

The investment objectives for the pension plan assets are designed to generate returns that, along with the future contributions, will enable the pension plans to meet their future obligations. From total assets of $148 million, the German and Swiss pension fund represent $126 million. From this $126 million 29% is categorized as a Level 1 measurement, 70% as a Level 2 measurement and 1% as a Level 3 measurement. From the remaining assets of $22 million an amount of $11 million relates to assets held by insurance companies.

24    Postretirement benefits other than pensions

In addition to providing pension benefits, the Company provides other postretirement benefits, primarily retiree healthcare benefits in the USA accounted for as defined-benefit plans. The Company funds these other postretirement benefit plans as claims are incurred.

The amounts included in the consolidated statements of operations for 2010 are an expense of $1 million (2009: $1 million; 2008: $3 million).

The accumulated postretirement benefit obligation at the end of 2010 equals $7 million (2009: $9 million).

25    Other current liabilities

Other current liabilities are summarized as follows:

	2009	2010
Other taxes including social security premiums	26	26
Amounts payable under pension plans	33	22
Other short-term liabilities	28	47

Total	87	95

26    Short-term debt

	2009	2010
Revolving credit facility	600	400
Other short-term bank borrowings	10	18
Current portion of long-term debt	—	5

Total	610	423

The weighted average interest rate under the Secured Revolving Credit Facility was 3.2% and 3.5% for the years ended December 31, 2010 and 2009, respectively.

We have a Secured Revolving Credit Facility of $669 million at December 31, 2010 based on exchange rates on that date, $720 million at December 31, 2009 based on exchange rates on that date, which we entered into on September 29, 2006 in order to finance our working capital requirements and general corporate purposes. At December 31, 2010, we had remaining borrowing capacity of an additional $258 million under that facility. Although the Secured Revolving Credit Facility expires in 2012, we have the flexibility of drawing and repaying under this facility on a short-term basis, the amounts drawn are classified as short-term debt.

On May 10, 2010, we entered into a €458 million Forward Start Revolving Credit Facility, which becomes available, subject to specified conditions, on September 28, 2012, and matures on September 28, 2015, to replace our existing Secured Revolving Credit Facility. The conditions to utilization of the Forward Start Revolving Credit Facility include specified closing conditions, as well as conditions (i) that our consolidated net debt does not exceed $3,750 million as of June 30, 2012 (and if it exceeds $3,250 million on such date, the commitments under the Forward Start Revolving Credit Facility will be reduced by 50%), and (ii) that we issue on or before September 28, 2012, securities with gross proceeds of $500 million, having a maturity at least 180 days after the maturity of the Forward Start Revolving Credit Facility, the proceeds of which are to be used to refinance debt (other than debt under the Secured Revolving Credit Facility) that matures before the maturity of the Forward Start Revolving Credit Facility.

In 2010 we borrowed locally $18 million in China for one of our subsidiaries in order to repay the entrusted loan to Sound Solutions Beijing. The latter company is now classified as a discontinued operation resulting from the intended sale of our Sound Solutions business to Knowles Electronics, an affiliate of Dover Corporation.

27    Long-term debt

	Range of interest rates	Average rate of interest	Amount outstanding 2010	Due in 2011	Due after 2011	Due after 2015	Average remaining term (in years)	Amount outstanding December 31, 2009
EUR notes	3.7	5.2%	1,193	—	1,193	—	3.3	1,666
USD notes	3.0	7.7%	2,911	—	2,911	1,000	4.9	3,000
Bank borrowings	2.0	2.0%	2	—	2	—	4.0	—
Liabilities arising from capital lease transactions	2.6	5.4%	24	5	19	1	2.8	4
Other long-term debt	1.0	1.1%	3	—	3	2	4.1	3

		7.0%	4,133	5	4,128	1,003	4.4	4,673
Corresponding data previous year		6.0%	4,673	—	4,673	1,218	4.5

The following amounts of long-term debt at book value as of December 31, 2010 are due in the next 5 years:

2011	5
2012	10
2013	1,828	*
2014	365
2015	922
Due after 5 years	1,003

	4,133
Corresponding amount previous year	4,673

*	the expected cash outflow in 2013 is $1,882 million

Related to the Formation, NXP issued on October 12, 2006 several series of notes with maturities ranging from 7 to 9 years with a mix of floating and fixed rates. Several series are denominated in US dollar and several series are euro denominated. The euro and US dollar notes represent 29% and 71% respectively of the total principal amount of the notes outstanding. The series with tenors of 7 and 8 years are secured as described hereafter the two series with a tenor of 9 years are unsecured. On June 19, 2007, the Company concluded an exchange offer for these notes in which investors could exchange their existing notes for identical notes registered under the U.S. Securities Act.

Debt exchange and repurchase

At December 31, 2010, the total long-term debt has been reduced to $4,128 million from $4,673 million at the beginning of the year and $5,964 million at the beginning of 2009.

In 2010, our long-term debt level reduced by $545 million. We were able to buy back $1,440 million of our outstanding debt for a cash consideration of $1,383 million. This was financed by cash from operations and our offer of $1,000 million senior secured notes due 2018 (the bank fees related to this new issuance of $28 million were capitalized) and $448 million of net proceeds from the completion of an IPO.

In 2009 the long-term debt level was reduced mainly by $1,331 million related to the several private and open market transactions detailed below. These transactions were executed during the second and third quarter of the year.

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

The Company may from time to time continue to seek to retire or purchase its outstanding debt through cash purchases and/or exchanges, in open market purchases, privately negotiated transactions or otherwise.

Other effects on the total long-term debt position relate to the translation of euro-denominated notes outstanding.

Euro notes

The Euro notes outstanding per the end of December 2010 consist of the following three series:

•	a €29 million aggregate principal amount of 10% super priority notes due 2013.

•

a €637 million aggregate principal amount of floating rate senior secured notes due 2013 with an interest rate of three-month EURIBOR plus 2.75%, except that the interest rate for the period beginning on the date these notes were offered, October 12, 2006 through January 14, 2007 was 6.214%; and

•	a €235 million aggregate principal amount of 8.625% senior notes due 2015; and

U.S. dollar-denominated notes

The U.S. dollar-denominated notes consist of the following four series:

•	a $221 million aggregate principal amount of 10% super priority notes due 2013.

•

a $766 million aggregate principal amount of floating rate senior secured notes due 2013 with an interest rate of three-month LIBOR plus 2.75%, except that the interest rate for the period beginning on the date these notes were offered, October 12, 2006 through January 14, 2007 was 8.118%; and

•	a $362 million aggregate principal amount of 7.875% senior secured notes due 2014; and

•	a $606 million aggregate principal amount of 9.5% senior notes due 2015; and

•	a $1,000 million aggregate principal amount of 9.75% senior secured notes due 2018.

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

Certain portions of long-term and short-term debt as of December 31, 2010 in the principal amount of $3,639 million (2009: $4,123 million) have been secured by collateral on substantially all of the Company’s assets and of certain of its subsidiaries.

The notes are fully and unconditionally guaranteed jointly and severally, on a senior basis by certain of the Company’s current and future material wholly owned subsidiaries (“Guarantors”).

Pursuant to various security documents related to the above mentioned secured notes and the $669 million (denominated €500 million) committed revolving credit facility, the Company and each Guarantor has granted first priority liens and security interests in, amongst others, the following, subject to the grant of further permitted collateral liens:

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

28    Other non-current liabilities

Other non-current liabilities are summarized as follows:

	2009	2010
Accrued pension costs	60	70
Asset retirement obligations	12	12
Liabilities related to EDA contracts	34	11
Other	53	14

	159	107

29    Contractual obligations

For an explanation of long-term debt and other long-term liabilities, see note 27 and 28.

Property, plant and equipment includes $24 million as of December 31, 2010 (2009: $4 million) for capital leases and other beneficial rights of use, such as building rights and hire purchase agreements. The financial obligations arising from these contractual agreements are reflected in long-term debt.

Operating leases

Long-term operating lease commitments totaled $150 million as of December 31, 2010 (2009: $195 million). The long-term operating leases are mainly related to the rental of buildings. These leases expire at various dates during the next 30 years.

Operating lease payments for 2010 totaled $37 million (2009: $37 million; 2008: $37 million).

The future payments that fall due in connection with these obligations are as follows:

2011	27
2012	23
2013	20
2014	18
2015	18
Later	44

Total	150

30    Contingent liabilities

Guarantees

At the end of 2010 there were no material guarantees recognized by the Company.

Capital contributions

The Company has a contractual agreement to contribute $18 million in its ASEN venture if our venture partner also contributes its contractually agreed amounts; the contribution may occur in the near future.

Other commitments

The Company has made certain commitments to SSMC, whereby the Company is obligated to make cash payments to SSMC should it fail to purchase an agreed-upon percentage of the total available capacity at SSMC’s fabrication facilities if overall SSMC utilization levels drop below a fixed proportion of the total available capacity. In the periods presented in these financial statements no such payments were made. Furthermore, other commitments exist with respect to long-term obligations for a joint development contract with Catena Holding BV of $9 million.

Environmental remediation

The Company accrues for losses associated with environmental obligations when such losses are probable and reasonably estimable.

At the end of 2010 the Company has not incurred material environmental remediation obligations.

Litigation

With the support from its in-house and outside counsel and based on its best estimate, the Company records an accrual for any claim that arises whenever it considers that it is probable that it is exposed to a loss contingency and the amount of the loss contingency can be reasonably estimated. Based on the most current information available to it and based on its best estimate, the Company also reevaluates at least on a quarterly basis the claims that have arisen to determine whether any new accruals need to be made or whether any accruals made need to be adjusted.

Based on the procedures described above, the Company has an aggregate amount of approximately $22 million accrued for legal proceedings pending as of December 31, 2010, compared to approximately $15 million as of December 31, 2009 and approximately $10 million as December 31, 2008. Such accruals are part of the “Other provisions,” as referred to in Note 22 to the Company’s financial statements. There can be no assurance that the Company’s accruals will be sufficient to cover the extent of its potential exposure to losses. Historically, legal actions have not had a material adverse effect on the Company’s business, results of operations or financial condition.

Set forth below are descriptions of the Company’s most important legal proceedings pending as per December 31, 2010, for which the related loss contingency is either probable or reasonably possible, including the legal proceedings for which accruals have been made:

•

In June 2010, Exatel Visual Systems, Ltd. filed a complaint against our subsidiary NXP Semiconductors USA, Inc. and Trident Microsystems, Inc. in the Superior Court for the State of California (No. 1-10-CV-174333), alleging the following five counts: (1) breach of contract, (2) breach of implied covenant of good faith and fair dealing, (3) fraud by misrepresentation and concealment, (4) negligent misrepresentation, and (5) breach of fiduciary duty. The complaint arises from a series of alleged transactions between Exatel Visual Systems, Ltd. and NXP Semiconductors USA, Inc.’s predecessor, Conexant Systems, Inc. pertaining to a joint product development project they undertook commencing in 2007. On February 8, 2010 the development activities concerned were transferred to Trident Microsystems, Inc. NXP Semiconductors USA, Inc. and Trident Microsystems, Inc. have each tendered an indemnity claim to the other for damages and fees arising out of the lawsuit pursuant to a contractual indemnity agreement between them. Both have refused. Prior to the hearing on demurrer, Exatel Visual Systems, Ltd. dismissed NXP Semiconductors USA, Inc. without prejudice from the lawsuit and agreed to arbitration after NXP Semiconductors USA, Inc. filed a motion to compel arbitration for the claims against it pursuant to contractual arbitration provisions within the relevant contracts. On December 7, 2010, the court sustained Trident Microsystems, Inc.’s demurrer as to all causes of action, with leave to amend. Exatel Visual Systems, Ltd. has filed an amended complaint. A hearing is set for June 23, 2011.

•

Three former employees of Signetics Corp, a predecessor of NXP Semiconductors USA, Inc. and their respective children each separately filed various counts against NXP Semiconductors USA, Inc. (negligence, premises liability, strict liability, abnormal and ultra dangerous activity, willful and wanton misconduct and loss of consortium) asserting exposure to harmful chemicals and substances while the employees concerned were working in a factory “clean room” of Signetics Corp., resulting in alleged physical injuries and eventual birth defects to their children (cases No. N09C-10-032 JRJ, N10C-05-137 JRJ and 1-10-CV-188679). Initial discovery has commenced by both sides in case number No. N09C-10-032 JRJ before the Superior Court of the State of Delaware, including request for documents and interrogatories. Actual substantive responses are pending. The Delaware Court has set trial date for October 7, 2013 in case No. N10C-10-032 JRJ. The Santa Clara County Superior Court has scheduled a case management conference on June 28, 2011. We expect that the Court will set the discovery and motion practice schedule during such conference. No trial dates have been scheduled in any of the above referenced cases.

•

On October 13, 2006, NXP Semiconductors Netherlands B.V. received a writ of summons and statement of claim from two Dutch companies, Semiconductors Ideas to the Market B.V. and Yellow Dwarf Group B.V., asserting that NXP Semiconductors Netherlands B.V. had acquired an exclusive license to a patent and technology from the claimants with the intention to keep claimants’ technology from the market. Additionally, claimants assert that NXP Semiconductors Netherlands B.V. should be held liable for damages and lost profits resulting from a breach of contract. In an interim ruling, the district court in ‘s-Hertogenbosch in the Netherlands in case number 149 795/HA ZA 06-2205 ruled that NXP Semiconductors Netherlands B.V. would only be liable in the event of gross negligence in its efforts to market claimants’ technology. In order to assess if there was gross negligence on the side of NXP Semiconductors Netherlands B.V. an expert was appointed by the district court in ‘s-Hertogenbosch in the Netherlands . This report was completed and filed with the district court in ‘s-Hertogenbosch on November 18, 2010. Claimants have been invited to file a reaction statement to that report.

•

Norit Winkelsteeg B.V. and Vitens N.V. alleged that NXP Semiconductors Netherlands B.V. breached a contract it had entered into with them to build a so-called “permeate-water” factory or, in the alternative, had terminated negotiations to enter into such contract in bad faith. Claimants hold NXP Semiconductors Netherlands B.V. liable for all costs, expenses and damages, including loss of profit. In an interim judgment dated January 27, 2009, the Court of Appeal in Arnhem recognized that part of the claim related to costs and expenses could be rewarded but the Court further stated that reticence must be observed in awarding compensation for loss of profits. Court appearance is adjourned.

•

In 2007, certain former employees of NXP Semiconductors France SAS employed by an subsidiary of the DSP Group, Inc. filed a claim against NXP Semiconductors France SAS before the Tribunal de Grand Instance in an emergency procedure (procédure referée) to demand re-integration within NXP Semiconductors France SAS, following the closure of the DSP Group’s activities in France and the consequent termination of their employment agreements. The claim was denied by the Tribunal de Grand Instance. The employees concerned then brought the same claim before the Social Court (Conseil de Prud’hommes) in Caen which, on April 27, 2010, also ruled in favor of NXP Semiconductors France SAS. The claimants filed for an appeal on May 18, 2010, which is still pending.

•

ILM Technologies France S.à r.l. and AMO Consulting S.à r.l. filed a complaint against NXP Semiconductors France SAS with the Commercial Court (Tribunal du Commerce) of Mans, in France, in November 2007 for breach of a services contract without cause. ILM Technologies France S.a r.l. and AMO Consulting S.a r.l. lost the case in first instance on March 30, 2009 and, in appeal on October 19, 2010, with the Court of Appeal (Cour d’Appel) in Angers, France. ILM Technologies France S.à r.l and AMO Consulting S.à r.l. filed for appeal in last resort with the Supreme Court (Cour de Cassation).

In addition, on January 7, 2009, the European Commission issued a release in which it confirms to start investigations in the smart card chip sector. The European Commission has reason to believe that the companies concerned may have violated European Union competition rules prohibiting certain practices such as price fixing, customer allocation and the exchange of commercially sensitive information. As one of the companies active in the smart card chip sector, NXP is subject to a number of these ongoing investigations and is assisting the regulatory authorities in these investigations. The investigations are in their initial stages and it is currently not possible to reliably estimate the outcome of the investigations.

The estimated aggregate range of reasonably possible losses is based on currently available information in relation to the claims that have arisen and on the Company’s best estimate of such losses for those cases for which such estimate can be made. For certain claims, the Company believes that an estimate cannot currently be made. The estimated aggregate range requires significant judgment, given the varying stages of the proceedings (including the fact that many of them are currently in preliminary stages), the existence of multiple defendants (including the Company) in such claims whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the claims, and the attendant uncertainty of the various potential outcomes of such claims. Accordingly, the Company’s estimate will change from time to time, and actual losses may be more than the current estimate. As of December 31, 2010, the Company believes that for all litigation pending its aggregate exposure to loss in excess of the amount accrued could range between $0 and approximately $80 million.

31    Stockholder’s equity

At December 2010, the Company has issued and paid up 40 ordinary shares of common stock at a par value of €455 each or a nominal stock capital of €18,200 (in the balance sheet rounded to zero).

In 2010, the holding company NXP Semiconductors N.V. completed its initial public offering of 34 million shares of common stock, priced at $14 per share. This resulted in net proceeds of $448 million, after deducting underwriting discounts and commissions and offering expenses totaling $28 million. These proceeds have been contributed to us as a capital contribution in excess of par value and used by us to improve our capital structure.

The holding company NXP Semiconductors N.V. has granted stock options and equity rights to employees of NXP B.V. and its subsidiaries to receive NXP Semiconductors N.V.’s shares or depository receipts in future (refer to note 33).

32    Related-party transactions

The Company entered into related-party transactions with:

1.	Various related parties in which NXP typically holds a 50% or less equity interest and has significant influence (refer to note 10). The transactions in these related parties are generally conducted with terms comparable to transactions with third parties, however in certain instances upon divestment of former businesses where we enter into supply arrangements with the former owned business, sales are conducted at cost.

2.	In 2008, the Company established a joint venture with STMicroelectronics, at that time named ST-NXP Wireless, and then sold in February 2009. As of February, 2009, this (former) joint venture is no longer a related-party.

Through the purchase of component products, namely semiconductor products for the consumer electronic sector, NXP and Philips will have a continuing relationship for the foreseeable future.

The following table presents the amounts related to revenues and expenses incurred in transactions with these related parties:

	2008	2009	2010
Revenues	112	25	292
Purchase of goods and services	328	98	139

The following table presents the amounts related to accounts receivable and payable balances with these related parties:

	2009	2010
Receivables	7	19
Payables	30	20

On September 7, 2010, Philips Pension Trustees Limited purchased Philips’ 42,715,650 shares of common stock in NXP Semiconductors N.V. (“Transfer Shares”) in a private transaction. In a subsequent private transaction, on October 29, 2010, PPTL Investment LP purchased the Transfer Shares from Philips Pension Trustees Limited by way of a transfer agreement, to which also Philips is a party (“Amended Transfer Agreement”). PPTL Investment LP acquired the Transfer Shares for the purpose of owning and managing such assets as may be contributed to Philips Pension Trustees Limited.

Since October, 2006 selected members of our management purchased approximately 550,000 rights to common shares of NXP Semiconductors N.V. These rights to shares have been purchased at a price estimated to be fair market value and in the aggregate represent a beneficial interest in NXP Semiconductors N.V. of approximately 0.25%. In March 2011, these rights to shares have been converted in shares of common stock and are freely tradable as of the conversion.

33    Share-based compensation

We record share-based compensation arrangements in accordance with Topic 718, Compensation-Stock Compensation. Topic 718 requires the cost of share-based payment arrangements to be recorded in the statement of operations.

Share-based compensation plans for employees were introduced in 2007. Subsequent to becoming a listed company in August 2010, the holding company NXP Semiconductors N.V. introduced additional share-based compensation plans for eligible employees in November 2010. The plans introduced in November 2010 are referred to as the “Post-IPO Plans” and the plans introduced prior to November 2010 are referred to as the “Pre-IPO Plans”.

Post-IPO Plan

After NXP Semiconductors N.V. became a publicly listed company in August 2010, a new share-based payments program was launched in November 2010. Under this program performance stock, stock options and restricted shares were granted to eligible employees. The options have a strike price equal to the closing share price on the grant date of November 2, 2010. The fair value of the options has been calculated with the Black-Scholes-Merton formula, using the following assumptions:

•

an expected life of 6.25 years, calculated in accordance with the guidance provided in SEC Staff bulletin No. 110 for plain vanilla options using the simplified method, as given our equity shares have been publicly traded for only a limited period of time we do not have sufficient historical exercise data;

•	a risk-free interest rate of 1.67%;

•	no expected dividend payments; and

•	a volatility of 45% based on the volatility of a set of peer companies. Peer company data has been used given the short period of time our shares have been publicly traded.

Changes in the assumptions can materially affect the fair value estimate.

A charge of $2 million was recorded in 2010 for Post—IPO Plans.

A summary of the status of NXP Semiconductor’s Post—IPO stock options and share rights granted in 2010 and changes during this year is presented below.

Stock options

2010
	Stock options	Weighted average exercise price in USD
Outstanding at January 1	—	—
Granted	3,749,932	13.27
Exercised	—	—
Forfeited	—	—
Cancelled	—	—

Outstanding at December 31	3,749,932	13.27

At December 31, 2010, none of the outstanding options are currently exercisable.

The weighted average grant date fair value of stock options per share granted in 2010 was $6.04. The number of vested stock options at December 31, 2010 was nil.

At December 31, 2010, there was a total of $17 million of unrecognized compensation cost related to non-vested stock options. This cost is expected to be recognized over a weighted-average period of 3.8 years.

The outstanding options issued under the Post-IPO Plans are categorized in exercise price as follows:

USD-denominated

exercise price	Shares	Intrinsic value in millions	Weighted average remaining contractual term
13.27	3,749,932	$29	9.8

The aggregate intrinsic value in the tables and text above represents the total pretax intrinsic value (the difference between NXP Semiconductors N.V.’s closing stock price on the last trading day of 2010 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders if the options had been exercised on December 31, 2010.

Performance share units

2010
	Shares	Weighted average grant date fair value in USD
Outstanding at January 1	—	—
Granted	846,819	13.27
Exercised	—	—
Forfeited	—	—
Cancelled	—	—

Outstanding at December 31	846,819	13.27

The weighted average grant date fair value of performance share units granted in 2010 was $13.27. The number of vested performance share units at December 31, 2010 was nil.

At December 31, 2010, there was a total of $9 million of unrecognized compensation cost related to non-vested performance share units. This cost is expected to be recognized over a weighted-average period of 2.8 years.

Restricted share units

2010
	Shares	Weighted average grant date fair value in USD
Outstanding at January 1	—	—
Granted	1,283,395	13.27
Exercised	—	—
Forfeited	—	—
Cancelled	—	—

Outstanding at December 31	1,283,395	13.27

The weighted average grant date fair value of restricted share units granted in 2010 was $13.27. The number of vested restricted share units at December 31, 2010 was nil.

At December 31, 2010, there was a total of $13 million of unrecognized compensation cost related to non-vested restricted share units. This cost is expected to be recognized over a weighted-average period of 2.8 years.

Pre-IPO Plans

Under these plans, stock options were issued to certain employees of the Company. In addition, certain members of our management have the right to purchase shares of common stock of NXP Semiconductors N.V. upon exercise and payment of the exercise price, after these rights have vested and only upon a sale of shares by the Private Equity Consortium or upon a change of control (in particular, the Private Equity Consortium no longer jointly holding at least 30% of our common stock). In addition, exercise of stock options is also contingent upon a sale of shares by the Private Equity Consortium or upon a change of control as defined above.

The exercise prices of stock options granted in 2007 and 2008 range from €20.00 to €50.00 after taking into account the reverse stock split in August, 2010. Also, equity rights were granted to certain non-executive employees containing the right to acquire our shares of common stock for no consideration after the rights have vested and upon a change of control (in particular, the Private Equity Consortium no longer jointly holding 30% of our common stock).

Since none of our stock options, equity rights or shares of common stock were traded on any stock exchange until August 2010, and exercise is dependent upon certain conditions, employees can receive no value nor derive any benefit from holding these options or rights without the fulfillment of the conditions for exercise. We have concluded that the fair value of the share-based payments could best be estimated by the use of a binomial option-pricing model because such model takes into account the various conditions and subjective assumptions that determine the estimated value. In addition to the estimated value of the Company based on projected cash flows, the assumptions used were:

•

Expected life of the options and equity rights is calculated as the difference between the grant dates and an exercise triggering event not before the end of 2011. For the options granted under the Pre-IPO Plans, expected lives varying from 4.25 to 3 years have been assumed;

•	Risk-free interest rate, varying from 4.1% to 1.6%;

•	Expected asset volatility, varying from 27% to 38% (based on the average volatility of comparable companies over an equivalent period from valuation date to exit date);

•	Dividend pay-out ratio of nil;

•	Lack of marketability discounts—used was between 35% and 26%;

•

The Business Economic Value of the Group based on projected discounted cash flows as derived from our business plan for the next 3 years, extrapolated until 2021 and using 3% terminal growth rates (the discount factor was based on a weighted average cost of capital of 12,4%).

Because the options and rights are not traded, an option-based approach (the Finnerty model) was used to calculate an appropriate discount for lack of marketability. The expected life of the options and rights is an estimate based on the time period private equity on average takes to liquidate its investment. The volatility assumption has been based on the average volatility of comparable companies over an equivalent period from valuation date to exit date.

In May 2009, we executed a stock option exchange program for stock options granted up till that date, and which were estimated to be deeply out of the money. Under this stock option exchange program, stock options with new exercise prices, different volumes and, in certain cases, revised vesting schedules, were granted to eligible individuals, in exchange for their owned stock options. By accepting the new stock options all stock options (vested and unvested) owned by the eligible individuals were cancelled. The number of employees eligible for and affected by the stock option exchange program was approximately 120. Since May 2009, stock options have been granted to eligible individuals under the revised stock options program. The exercise prices of these stock options ranged from €0.10 to €2.00 prior to the reverse stock split. After completion of the reverse stock split of our holding company, NXP Semiconductors N.V., in August 2010, these exercise prices range from €2.00 to €40.00. No modifications occurred with respect to the equity rights of the non-executive employees.

In accordance with the provisions of Topic 718, the unrecognized portion of the compensation costs of the cancelled options continues to be recognized over their remaining requisite vesting period. For the replacement options the incremental compensation costs are determined as the difference between the fair value of the cancelled options immediately before the grant date of the replacement options and the fair value of these replacement options at the grant date. This incremental compensation cost will be recognized over a weighted average period of 2.0 years.

A charge of $10 million was recorded in 2010 (2009: $19 million, 2008: $35 million) for Pre-IPO Plans, of which $6 million related to incremental compensation costs for the modified stock option scheme (2009: $2 million; 2008 nil).

The following table summarizes the information about outstanding NXP Semiconductor’s stock options and changes during 2010.

Stock options

	2010
	Stock options	Weighted average exercise price in EUR
Outstanding at January 1	18,967,153	23.60
Cancelled	—	—
Granted as replacement for cancelled option	—	—
Newly granted options	1,255,977	22.60
Exercised	—	—
Forfeited	(2,173,007)	25.51

Outstanding at December 31	18,050,123	23.30

The exercise prices range from €2.00 to 50.00

At December 31, 2010, none of the outstanding options are currently exercisable.

The number of vested options at December 31, 2010 was 12,092,954 with a weighted average exercise price of €15.19.

2010
Weighted average fair value in EUR
Weighted average grant-date fair value in euro of options granted during:
2008	1.60
2009	1.80
2010	1.20

None of the options will expire as a result of exceeding the maximum contractual term because such maximum term is not applicable.

The outstanding options issued under the Pre-IPO plans are categorized in exercise prices as follows:

EUR-denominated

exercise price	Shares	Intrinsic value in millions
2.00	2,341,221	43
5.40	68,770	1
7.60	30,014	—
15.00	6,122,252	6
20.00	1,488,694	—
30.00	3,353,283	—
40.00	3,925,249	—
50.00	720,640	—

	18,050,123	50

The aggregate intrinsic value in the tables and text above represents the total pretax intrinsic value (the difference between NXP Semiconductors N.V.’s closing stock price on the last trading day of 2010 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders if the options had been exercised on December 31, 2010.

At December 31, 2010, a total of $10 million of unrecognized compensation cost related to non-vested stock options. This cost is expected to be recognized over a weighted-average period of 1.3 years.

Following the completion of the secondary offering of shares of NXP Semiconductors N.V. on April 5, 2011, in total up to 22% of the options under the Pre-IPO Plans became exercisable, subject to the applicable laws and regulations.

A summary of the status of NXP Semiconductor’s equity rights and changes during 2010 is presented below. All equity rights have an exercise price of nil.

Equity rights

	2010
	Shares	Weighted average grant date fair value in EUR
Outstanding at January 1	603,282	8.40
Granted	—	—
Exercised	—	—
Forfeited	(130,540)	5.80
Cancelled	—	—

Outstanding at December 31	472,742	9.13

In 2010 there were no new equity rights issued. The weighted average grant date fair value of equity rights granted in 2009 and 2008 was €5.20 for both years. The number of vested equity rights at December 31, 2010 was 218,740 (December 31, 2009: nil).

At December 31, 2010, there was a total of $0.4 million of unrecognized compensation cost related to non-vested equity rights. This cost is expected to be recognized over a weighted-average period of 0.3 years.

None of the equity rights are currently exercisable and none of the equity rights will expire as a result of exceeding the maximum contractual term because such maximum term is not applicable to these instruments.

34    Cash and cash equivalents

At December 31, 2010, our cash balance was $898 million (2009: $1,026 million), of which $338 million (2009: $235 million) was held by SSMC, our joint venture company with TSMC. A portion of this cash can be distributed by way of dividend to us, but 39% of the dividend will be paid to our joint venture partner as well. In 2010, there was no dividend distribution from SSMC.

35    Assets received in lieu of cash from the sale of businesses

In 2010, shares in Trident were obtained upon completion of the transaction to sell the digital television and set-top-box business to Trident Microsystems, Inc. ($177 million).

In 2009, shares and options were obtained upon completion of the strategic alliance with Virage Logic Corporation ($15 million).

36    Fair value of financial assets and liabilities

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

FASB ASC Topic 820 “Fair Value Measurements” requires to make quantitative disclose for financial assets and liabilities that are measured at fair value on a recurring basis. In the table below the column “Fair value hierarchy” the indicated level explains how fair value measurements have been arrived at.

•	Level 1 measures fair value based on quoted prices in active markets for identical assets or liabilities;

•	Level 2 measures fair value based on significant other observable inputs such as quoted prices for similar assets or liabilities in markets, observable interest rates or yield curves, etc.;

•	Level 3 measures of fair value are based on unobservable inputs such as internally developed or used techniques.

		December 31, 2009		December 31, 2010
	Fair value hierarchy1)	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets:
Other financial assets2)	2	35	35	19	19
Derivative instruments-assets2)	2	2	2	4	4

Liabilities:
Short-term debt	2	(610)	(610)	(423)	(423)
Long-term debt (bonds)	1	(4,666)	(4,019)	(4,104)	(4,361)
Other long-term debt	2	(7)	(7)	(24)	(24)
Derivative instruments-liabilities2)	2	(9)	(9)	(6)	(6)

1)	Transfers between the levels of fair value hierarchy are recognized when a change in circumstances would require it. There were no transfers during the reporting periods presented in the table above.
2)	Represent assets and liabilities measured at fair value on a recurring basis.

For the fair value measurements of pension plan assets, and projected benefit obligations under these defined benefit plans you are referred to note 23.

The following methods and assumptions were used to estimate the fair value of financial instruments:

Other financial assets

For other financial assets, fair value is based upon significant other observable inputs depending on the nature of the other financial asset.

Debt

The fair value is estimated on the basis of the quoted market prices for certain issues, or on the basis of discounted cash flow analyses based upon the incremental borrowing rates for similar types of borrowing arrangements with comparable terms and maturities. Accrued interest is included under accounts payable and not within the carrying amount or estimated fair value of debt.

37    Other financial instruments, derivatives and currency risk

The Company does not purchase or hold financial derivative instruments for trading purposes. Assets and liabilities related to derivative instruments are disclosed in note 15 and note 21. Currency fluctuations may impact the Company’s financial results. The Company has a structural currency mismatch between costs and revenues, as a high proportion of its production, administration and research and development costs is denominated in euro while a higher proportion of its revenues is denominated in U.S. dollars or U.S. dollar-related currencies. In addition, the U.S. dollar-denominated debt held by our Dutch subsidiary which has a euro functional currency may generate adverse currency results in income as well depending on the exchange rate movement between the euro and U.S. dollar.

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

Changes in the fair value of foreign currency accounts receivable/payable as well as changes in the fair value of the hedges of accounts receivable/payable are reported in the statement of operations under cost of revenues. The hedges related to anticipated transactions are recorded as cash flow hedges. The results from such hedges were deferred in equity until 2007. From December 2007 going forward, the application of cash flow hedge accounting for foreign currency risks is limited to transactions that represent a substantial currency risk that could materially affect the financial position of the Company. Consequently, the application of cash flow hedge accounting seldom occurs. Changes in the fair value of these forward currency transactions that are not designated to anticipated transactions are immediately reported in the statement of operations under cost of revenues.

Derivative instruments relate to

•	hedged balance sheet items,

•	hedged anticipated currency exposures with a duration of up to 12 months.

The derivative assets at the end of 2010 amounted to $4 million (2009: $2 million whereas derivative liabilities amounted to $6 million (2009: $9 million) and are included in other current assets and accrued liabilities in the consolidated balance sheets.

Currency risk

A higher proportion of our revenues is in US dollars or US dollar- related currencies, compared to our costs. Accordingly, our results of operations may be affected by changes in foreign exchange rates, particularly between the euro and US dollar. A strengthening of the euro against US dollar during any reporting period will reduce operating income of the Company.

It is the Company’s policy that transaction exposures are hedged. Accordingly, the Company’s organizations identify and measure their exposures from transactions denominated in other than their own functional currency.

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

The table below outlines the foreign currency transactions outstanding per December 31, 2010:

($ in millions)	Aggregate Contract Amount buy/(sell)(1)	Weighted Average Tenor (in months)	Fair Value
Foreign currency forward contracts(1)
Euro (U.S. dollar)	(163)	2	(1.6)
(Euro) Japanese Yen	(10)	1	(0.3)
Pound Sterling (U.S. dollar)	(18)	1	(0.3)
(Euro) Pound Sterling	(2)	1	0.0
(U.S. dollar) Singapore dollar	(12)	2	0.2
(U.S. dollar) Chinese yuan	(2)	1	0.0
Euro (Singapore dollar)	(9)	1	0.0

(1)	U.S. dollar equivalent

Interest rate risk

The Company has significant outstanding debt, which creates an inherent interest rate risk. On October 12, 2006, the Company issued several series of notes with maturities ranging from 7 to 9 years and a mix of floating and fixed rates. Through a combination of several private and open market transactions the long-term debt level was reduced during 2009. We furthermore did a private offer to exchange existing unsecured and secured notes for new U.S. dollar and euro-denominated super priority notes. In 2010, our long-term debt level reduced by $545 million. We were able to buy back $1,440 million of outstanding debt. This was financed by cash from operations and our offer of $1,000 million senior secured notes due 2018 and the completion of an IPO with $448 million of net proceeds. The euro and U.S. dollar-denominated notes outstanding on December 31, 2010 represent 29% and 71%, respectively, of the total notes outstanding.

The following table summarizes the outstanding notes per December 31, 2010:

	Principal amount*	Fixed/ floating	Current coupon rate	Maturity date
Senior Priority Notes	€29	Fixed	10.0%	2013
Senior Priority Notes	$221	Fixed	10.0%	2013
Senior Secured Notes	€637	Floating	3,74%	2013
Senior Secured Notes	$766	Floating	3,04%	2013
Senior Secured Notes	$362	Fixed	7,875%	2014
Senior Notes	€235	Fixed	8,625%	2015
Senior Notes	$606	Fixed	9,5%	2015
Senior Secured Notes	$1,000	Fixed	9,75%	2018

*	amount in millions

A sensitivity analysis shows that if interest rates were to increase/decrease instantaneously by 1% from the level of December 31, 2010 all other variables held constant, the annualized net interest expense would increase/decrease by $16 million. This impact is based on the outstanding net debt position as per December 31, 2010.

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

As a result of adjustments to correct immaterial errors in the application of functional currency and the allocation of certain intangible assets and goodwill recorded in conjunction with certain business combinations from NXP B.V. to other categories of guarantors and non-guarantors, previous years have been restated to reflect these changes. Reference is made to note 1.

Supplemental consolidated statement of operations for the year ended December 31, 2010

	NXP B.V.	Guarantors	Non-guarantors (restricted)	Sub-total	Non-guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated
Revenues	—	4,129	129	4,258	144	—	4,402
Intercompany revenues	—	216	458	674	292	(966)	—

Total revenues	—	4,345	587	4,932	436	(966)	4,402
Cost of revenues	56	(2,554)	(423)	(2,921)	(297)	639	(2,579)

Gross profit	56	1,791	164	2,011	139	(327)	1,823
Research and development expenses	(12)	(436)	(150)	(598)	—	30	(568)
Selling expenses	—	(375)	(95)	(470)	—	205	(265)
General and administrative expenses	(9)	(691)	(68)	(768)	(25)	92	(701)
Other income (expense)	(372)	169	196	(7)	(9)	—	(16)

Operating income	(337)	458	47	168	105	—	273
Financial income (expense)	(499)	(121)	(10)	(630)	2		(628)
Income (loss) subsidiaries	475	—	—	475	—	(475)	—

Income (loss) before income taxes	(361)	337	37	13	107	(475)	(355)
Provision for income taxes	(9)	(5)	(13)	(27)	3		(24)

Income (loss) after income taxes	(370)	332	24	(14)	110	(475)	(379)
Results relating to equity-accounted investees	(86)	—	—	(86)	—	—	(86)

Income (loss) from continuing operations	(456)	332	24	(100)	110	(475)	(465)
Income (loss) on discontinued operations, net of tax	—	48	11	59	—	—	59

Net income (loss)	(456)	380	35	(41)	110	(475)	(406)

Supplemental consolidated statement of operations for the year ended December 31, 2009

	NXP B.V.	Guarantors	Non-guarantors (restricted)	Sub-total	Non-guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated
Revenues	—	2,811	604	3,415	104	—	3,519
Intercompany revenues	—	620	371	991	213	(1,204)	—

Total revenues	—	3,431	975	4,406	317	(1,204)	3,519
Cost of revenues	51	(2,553)	(826)	(3,328)	(266)	973	(2,621)

Gross profit	51	878	149	1,078	51	(231)	898
Research and development expenses	10	(638)	(221)	(849)	6	79	(764)
Selling expenses	—	(228)	(101)	(329)	—	58	(271)
General and administrative expenses	(76)	(713)	(61)	(850)	(25)	94	(781)
Other income (expense)	(87)	(154)	236	(5)	(8)	—	(13)

Operating income	(102)	(855)	2	(955)	24	—	(931)
Financial income (expense)	812	(133)	2	681	1	—	682
Income (loss) subsidiaries	(875)	—	—	(875)	—	875	—

Income (loss) before income taxes	(165)	(988)	4	(1,149)	25	875	(249)
Provision for income taxes	(76)	38	29	(9)	(1)	—	(10)

Income (loss) after income taxes	(241)	(950)	33	(1,158)	24	875	(259)
Results relating to equity-accounted investees	74	—	—	74	—	—	74

Income (loss) from continuing operations	(167)	(950)	33	(1,084)	24	875	(185)
Income (loss) on discontinued operations, net of tax		32		32	—	—	32

Net income (loss)	(167)	(918)	33	(1,052)	24	875	(153)

Supplemental consolidated statement of operations for the year ended December 31, 2008

	NXP B.V.	Guarantors	Non-guarantors (restricted)	Sub-total	Non-guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated
Revenues	—	4,027	937	4,964	140	—	5,104
Intercompany revenues	—	1,081	411	1,492	303	(1,795)	—

Total revenues	—	5,108	1,348	6,456	443	(1,795)	5,104
Cost of revenues	17	(3,986)	(1,286)	(5,255)	(360)	1,657	(3,958)

Gross profit	17	1,122	62	1,201	83	(138)	1,146
Research and development expenses	(1)	(896)	(393)	(1,290)	—	77	(1,213)
Selling expenses	—	(308)	(136)	(444)	—	50	(394)
General and administrative expenses	(253)	(1,275)	(234)	(1,762)	(66)	11	(1,817)
Other income (expense)	(1,456)	453	649	(354)	(11)	—	(365)

Operating income	(1,693)	(904)	(52)	(2,649)	6	—	(2,643)
Financial income (expense)	(372)	(249)	3	(618)	4	—	(614)
Income (loss) subsidiaries	(1,267)	—	—	(1,267)	—	1,267	—

Income (loss) before income taxes	(3,332)	(1,153)	(49)	(4,534)	10	1,267	(3,257)
Provision for income taxes	43	(66)	(14)	(37)	(5)	—	(42)

Income (loss) after income taxes	(3,289)	(1,219)	(63)	(4,571)	5	1,267	(3,299)
Results relating to equity-accounted investees	(268)	—	—	(268)	—	—	(268)

Income (loss) from continuing operations	(3,557)	(1,219)	(63)	(4,839)	5	1,267	(3,567)
Income (loss) on discontinued operations, net of tax	—	(5)	41	36	—	—	36

Net income (loss)	(3,557)	(1,224)	(22)	(4,803)	5	1,267	(3,531)

Supplemental condensed consolidated balance sheet at December 31, 2010

	NXP B.V.	Guarantors	Non-guarantors (restricted)	Sub-total	Non-guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated
Assets
Current assets:
Cash and cash equivalents	399	74	82	555	343	—	898
Receivables	1	401	23	425	13	—	438
Intercompany accounts receivable	639	109	97	845	81	(926)	—
Assets held for sale	—	48	—	48	—	—	48
Current assets of discontinued operations	—	57	53	110	—	—	110
Inventories	—	435	45	480	33	—	513
Other current assets	41	68	18	127	2	—	129

Total current assets	1,080	1,192	318	2,590	472	(926)	2,136
Non-current assets:
Investments in equity-accounted investees	132	—	—	132	—	—	132
Investments in affiliated companies	3,502	—	—	3,502	—	(3,502)	—
Other non-current financial assets	2	15	2	19	—	—	19
Non-current assets of discontinued operations	144	62	60	266	—	—	266
Other non-current assets	65	42	22	129	6	—	135
Property, plant and equipment:	—	811	131	942	222	—	1,164
Intangible assets excluding goodwill		1,237	105	1,342	144	—	1,486
Goodwill	823	1,146	276	2,245	54	—	2,299

Total non-current assets	4,668	3,313	596	8,577	426	(3,502)	5,501

Total assets	5,748	4,505	914	11,167	898	(4,428)	7,637

Liabilities and equity Current liabilities:
Accounts payable	—	475	69	544	49	—	593
Intercompany accounts payable	1	817	105	923	3	(926)	—
Liabilities held for sales	21	—	—	21	—	—	21
Current liabilities of discontinued operations	—	39	21	60	—	—	60
Accrued liabilities	93	262	81	436	25	—	461
Short-term provisions	3	69	23	95	—	—	95
Other current liabilities	47	44	5	96	(1)	—	95
Short-term debt	400	5	18	423	—	—	423
Intercompany financing	—	2,394	(73)	2,321	—	(2,321)	—

Total current liabilities	565	4,105	249	4,919	76	(3,247)	1,748
Non-current liabilities:
Long-term debt	4,104	21	3	4,128	—	—	4,128
Long-term provisions	80	292	35	407	8	—	415
Non-current liabilities of discontinued operations	—	16	4	20	—	—	20
Other non-current liabilities	13	79	6	98	9	—	107

Total non-current liabilities	4,197	408	48	4,653	17	—	4,670
Equity:
Non-controlling interests	—	—	—	—	233	—	233
Stockholder’s equity	986	(8)	617	1,595	572	(1,181)	986

Total equity	986	(8)	617	1,595	805	(1,181)	1,219

Total liabilities and equity	5,748	4,505	914	11,167	898	(4,428)	7,637

Supplemental condensed consolidated balance sheet at December 31, 2009

	NXP B.V.	Guarantors	Non-guarantors (restricted)	Sub-total	Non-guarantors (unrestricted)	Eliminations / reclassifications	Consolidated
Assets
Current assets:
Cash and cash equivalents	585	129	75	789	237	—	1,026
Receivables	2	406	33	441	7	—	448
Intercompany accounts receivable	92	124	120	336	58	(394)	—
Assets held for sale	67	72	5	144	—	—	144
Current assets of discontinued operations	—	58	45	103	—	—	103
Inventories	—	444	44	488	34	—	522
Other current assets	30	167	70	267	3	—	270

Total current assets	776	1,400	392	2,568	339	(394)	2,513
Non-current assets:
Investments in equity-accounted investees	43	—	—	43	—	—	43
Investments in affiliated companies	4,372	—	—	4,372	—	(4,372)	—
Other non-current financial assets	16	17	2	35	—	—	35
Non-current assets of discontinued operations	159	88	50	297	—	—	297
Other non-current assets	88	3	(6)	85	—	—	85
Property, plant and equipment:	—	979	132	1,111	217	—	1,328
Intangible assets excluding goodwill	14	1,529	186	1,729	157	—	1,886
Goodwill	924	1,158	255	2,337	55	—	2,392

Total non-current assets	5,616	3,774	619	10,009	429	(4,372)	6,066

Total assets	6,392	5,174	1,011	12,577	768	(4,766)	8,579

Liabilities and equity
Current liabilities:
Accounts payable	—	462	70	532	24	—	556
Intercompany accounts payable	5	267	118	390	4	(394)	—
Liabilities held for sales	—	1	1	2	—	—	2
Current liabilities of discontinued operations	—	26	38	64	—	—	64
Accrued liabilities	152	393	94	639	27	—	666
Short-term provisions	—	217	51	268	—	—	268
Other current liabilities	32	44	11	87	—	—	87
Short-term debt	600	—	2	602	8	—	610
Intercompany financing	—	3,809	(9)	3,800	—	(3,800)	—

Total current liabilities	789	5,219	376	6,384	63	(4,194)	2,253
Non-current liabilities:
Long-term debt	4,666	3	4	4,673	—	—	4,673
Long-term provisions	56	340	17	413	10	—	423
Non-current liabilities of discontinued operations	—	9	21	30	—	—	30
Other non-current liabilities	38	109	4	151	8	—	159

Total non-current liabilities	4,760	461	46	5,267	18	—	5,285
Equity:
Non-controlling interests	—	—	16	16	182	—	198
Stockholder’s equity	843	(506)	573	910	505	(572)	843

Total equity	843	(506)	589	926	687	(572)	1,041

Total liabilities and equity	6,392	5,174	1,011	12,577	768	(4,766)	8,579

Supplemental condensed consolidated statement of cash flows for the year ended December 31, 2010

	NXP B.V.	Guarantors	Non- guarantors (restricted)	Sub-Total	Non- guarantors (unrestricted)	Eliminations	Consolidated
Cash flows from operating activities:
Net income (loss)	(456)	380	35	(41)	110	(475)	(406)
(Income) loss from discontinued operations, net of tax	—	(48)	(11)	(59)	—	—	(59)

Income (loss) from continuing operations	(456)	332	24	(100)	110	(475)	(465)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Elimination (income) loss subsidiaries	(475)	—	—	(475)	—	475	—
Depreciation and amortization	(1)	531	72	602	82	—	684
Net (gain) loss on sale of assets	177	(148)	(8)	21	—	—	21
Gain on extinguishment of debt	(57)	—	—	(57)	—	—	(57)
Results relating to equity-accounted investees	86	—	—	86	—	—	86
Dividends paid to non-controlling interests	—	(1)	—	(1)	(1)	—	(2)
(Increase) decrease in receivables and other current assets	61	64	(9)	116	(7)	—	109
(Increase) decrease in inventories	—	11	(5)	6	2	—	8
Increase (decrease) in accounts payable, accrued and other liabilities	(147)	22	(16)	(141)	24	—	(117)
(Increase) decrease in intercompany current accounts	(561)	573	11	23	(23)	—	—
Decrease (increase) in other non-current assets	88	(261)	26	(147)	(10)	—	(157)
Increase (decrease) in provisions	(370)	235	15	(120)	—	—	(120)
Other items	321	45	4	370	(1)	—	369

Net cash provided by (used for) operating activities	(1,334)	1,403	114	183	176	—	359
Cash flows from investing activities:
Purchase of intangible assets	—	(3)	(4)	(7)	—	—	(7)
Capital expenditures on property, plant and equipment	—	(147)	(49)	(196)	(62)	—	(258)
Proceeds from disposals of property, plant and equipment	—	29	2	31	—	—	31
Proceeds from disposals of assets held for sale	—	8		8	—	—	8
Proceeds from the sale of securities	—	—	—	—	—	—	—
Purchase of other non-current financial assets	—	(1)	(1)	(2)	—	—	(2)
Proceeds from the sale of other non-current financial assets	26	—	1	27	—	—	27
Purchases of interests in businesses	(8)	—	—	(8)	—	—	(8)
Proceeds from (cash payments related to) sale of interests in businesses	(52)	—	(8)	(60)	—	—	(60)

Net cash provided by (used for) investing activities	(34)	(114)	(59)	(207)	(62)	—	(269)

	NXP B.V.	Guarantors	Non- guarantors (restricted)	Sub-Total	Non- guarantors (unrestricted)	Eliminations	Consolidated
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	—	—	16	16	(8)	—	8
Amounts drawn under the revolving credit facility	—	—	—	—	—	—	—
Repayments under the revolving credit facility	(200)	—	—	(200)	—	—	(200)
Repurchase of long-term debt	(1,383)	—	—	(1,383)	—	—	(1,383)
Net proceeds from the issuance of long-term debt	974	—	—	974	—	—	974
Principal payments on long-term debt	—	—	(2)	(2)	—	—	(2)
Capital repayments to non-controlling interests	—	—	—	—	—	—	—
Capital contribution from shareholder	448	—	—	448	—	—	448
Net changes in intercompany financing	1,034	(988)	(46)	—	—	—	—
Net changes in intercompany equity	376	(356)	(19)	1	(1)	—	—

Net cash provided by (used for) financing activities	1,249	(1,344)	(51)	(146)	(9)		(155)
Net cash provided by (used for) continuing operations	(119)	(55)	4	(170)	105	—	(65)
Cash flows from discontinued operations:
Net cash provided by (used for) operations activities	—	—	10	10	—	—	10
Net cash provided by (used for) investing activities	—	(2)	(15)	(17)	—	—	(17)
Net cash provided by (used for) financing activities	—	2		2	—	—	2

Net cash provided by (used for) discontinued operations	—	—	(5)	(5)	—	—	(5)
Net cash provided by (used for) continuing and discontinued operations	(119)	(55)	(1)	(175)	105	—	(70)
Effect of changes in exchange rates on cash positions	(67)	—	3	(64)	1	—	(63)
Cash and equivalents at beginning of period	585	130	89	804	237	—	1,041

Cash and equivalents at end of period	399	75	91	565	343	—	908
Less: cash discontinued operations	—	1	9	10	—	—	10

Cash and equivalents end of period continuing operations	399	74	82	555	343	—	898

Supplemental condensed consolidated statement of cash flows for the year ended December 31, 2009

	NXP B.V.	Guarantors	Non- guarantors (restricted)	Sub-Total	Non- guarantors (unrestricted)	Eliminations	Consolidated
Cash flows from operating activities:
Net income (loss)	(167)	(918)	33	(1,052)	24	875	(153)
(Income) loss from discontinued operations, net of tax	—	(31)	(1)	(32)	—	—	(32)

Income (loss) from continuing operations	(167)	(949)	32	(1,084)	24	875	(185)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Elimination (income) loss subsidiaries	875	—	—	875	—	(875)	—
Depreciation and amortization	74	621	79	774	113	—	887
Net (gain) loss on sale of assets	(68)	4	5	(59)	1	—	(58)
Gain on extinguishment of debt	(1,045)	—	—	(1,045)	—	—	(1,045)
Results relating to equity-accounted investees	—	—	—	—	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	(29)	—	(29)
(Increase) decrease in receivables and other current assets	(5)	(149)	90	(64)	(2)	—	(66)
(Increase) decrease in inventories	—	27	16	43	(12)	—	31
Increase (decrease) in accounts payable, accrued and other liabilities	(134)	(64)	(17)	(215)	21	—	(194)
(Increase) decrease in intercompany current accounts	71	144	(207)	8	(8)	—	—
Decrease (increase) in other non-current assets	74	59	(28)	105	—	—	105
Increase (decrease) in provisions	29	(166)	(39)	(176)	(2)	—	(178)
Other items	(21)	25	(1)	3	(1)	—	2

Net cash provided by (used for) operating activities	(317)	(448)	(70)	(835)	105	—	(730)
Cash flows from investing activities:
Purchase of intangible assets	—	(3)	(5)	(8)	—	—	(8)
Capital expenditures on property, plant and equipment	—	(68)	(15)	(83)	(9)	—	(92)
Proceeds from disposals of property, plant and equipment	—	19	2	21	—	—	21
Proceeds from disposals of assets held for sale	—	—	—	—	—	—	—
Proceeds from the sale of securities	20	—	—	20	—	—	20
Purchase of other non-current financial assets	—	(2)	—	(2)	—	—	(2)
Proceeds from the sale of other non-current financial assets	—	1	—	1	—	—	1
Purchases of interests in businesses	—	—	—	—	—	—	—
Proceeds from (cash payments related to) sale of interests in businesses	123	—	—	123	—	—	123

Net cash provided by (used for) investing activities	143	(53)	(18)	72	(9)	—	63

	NXP B.V.	Guarantors	Non- guarantors (restricted)	Sub-Total	Non- guarantors (unrestricted)	Eliminations	Consolidated
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	—	—	—	—	7	—	7
Amounts drawn under the revolving credit facility	400	—	—	400	—	—	400
Repayments under the revolving credit facility	(200)	—	—	(200)	—	—	(200)
Repurchase of long-term debt	(286)	—	—	(286)	—	—	(286)
Net proceeds from the issuance of long-term debt	—	—	—	—	—	—	—
Principal payments on long-term debt	—	(1)	—	(1)	—	—	(1)
Capital repayments to non-controlling interests	—	—	—	—	—	—	—
Capital contribution from shareholder	—	—	—	—	—	—	—
Net changes in intercompany financing	(615)	490	138	13	(13)	—	—
Net changes in intercompany equity	358	(266)	(46)	46	(46)	—	—

Net cash provided by (used for) financing activities	(343)	223	92	(28)	(52)	—	(80)
Net cash provided by (used for) continuing operations	(517)	(278)	4	(791)	44	—	(747)
Cash flows from discontinued operations:
Net cash provided by (used for) operations activities	—	4	(19)	(15)	—	—	(15)
Net cash provided by (used for) investing activities	—	(1)	16	15	—	—	15
Net cash provided by (used for) financing activities	—	—	—	—	—	—	—

Net cash provided by (used for) discontinued operations	—	3	(3)	—	—	—	—
Net cash provided by (used for) continuing and discontinued operations	(517)	(275)	1	(791)	44	—	(747)
Effect of changes in exchange rates on cash positions	(8)	—	(1)	(9)	1	—	(8)
Cash and equivalents at beginning of period	1,110	405	89	1,604	192	—	1,796

Cash and equivalents at end of period	585	130	89	804	237	—	1,041
Less: cash discontinued operations	—	1	14	15	—	—	15

Cash and equivalents end of period continuing operations	585	129	75	789	237	—	1,026

Supplemental condensed consolidated statement of cash flows for the year ended December 31, 2008

	NXP B.V.	Guarantors	Non-guarantors (restricted)	Sub-Total	Non-guarantors (unrestricted)	Eliminations	Consolidated
Cash flows from operating activities:
Net income (loss)	(3,557)	(1,224)	(22)	(4,803)	5	1,267	(3,531)
(Income) loss from discontinued operations, net of tax	—	5	(41)	(36)	—	—	(36)

Income (loss) from continuing operations	(3,557)	(1,219)	(63)	(4,839)	5	1,267	(3,567)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Elimination (income) loss subsidiaries	1,267	—	—	1,267	—	(1,267)	—
Depreciation and amortization	281	1,260	193	1,734	190	—	1,924
Net (gain) loss on sale of assets	1,422	(826)	(227)	369	—	—	369
Gain on extinguishment of debt	—	—	—	—	—	—	—
Results relating to equity-accounted investees	268	—	—	268	—	—	268
Dividends paid to non-controlling interests	—	—	—	—	(19)	—	(19)
(Increase) decrease in receivables and other current assets	10	91	56	157	16	—	173
(Increase) decrease in inventories	—	112	15	127	17	—	144
Increase (decrease) in accounts payable, accrued and other liabilities	(47)	(274)	3	(318)	(25)	—	(343)
(Increase) decrease in intercompany current accounts	(338)	245	94	1	(1)	—	—
Decrease (increase) in other non-current assets	280	61	(86)	255	(1)	—	254
Increase (decrease) in provisions	(151)	82	84	15	5	—	20
Other items	102	23	(6)	119	1	—	120

Net cash provided by (used for) operating activities	(463)	(445)	63	(845)	188	—	(657)
Cash flows from investing activities:
Purchase of intangible assets	—	(29)	(5)	(34)	(2)	—	(36)
Capital expenditures on property, plant and equipment	—	(288)	(50)	(338)	(18)	—	(356)
Proceeds from disposals of property, plant and equipment	—	60	1	61	—	—	61
Proceeds from disposals of assets held for sale	—	—	130	130	—	—	130
Proceeds from the sale of securities	—	—	—	—	—	—	—
Purchase of other non-current financial assets	—	(14)	—	(14)	—	—	(14)
Proceeds from the sale of other non-current financial assets	4	6	—	10	—	—	10
Purchases of interests in businesses	(198)	—	—	(198)	—	—	(198)
Proceeds from (cash payments related to) sale of interests in businesses	1,447	1	1	1,449	—	—	1,449

Net cash provided by (used for) investing activities	1,253	(264)	77	1,066	(20)	—	1,046

	NXP B.V.	Guarantors	Non-guarantors (restricted)	Sub-Total	Non-guarantors (unrestricted)	Eliminations	Consolidated
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	1	(3)	2	—	(4)	—	(4)
Amounts drawn under the revolving credit facility	400	—	—	400	—	—	400
Repayments under the revolving credit facility	—	—	—	—	—	—	—
Repurchase of long-term debt	—	—	—	—	—	—	—
Net proceeds from the issuance of long-term debt	—	—	—	—	—	—	—
Principal payments on long-term debt	—	—	—	—	—	—	—
Capital repayments to non-controlling interests	—	—	—	—	(78)	—	(78)
Capital contribution from shareholder	—	—	—	—	—	—	—
Net changes in intercompany financing	(474)	567	(90)	3	(3)	—	—
Net changes in intercompany equity	(6)	180	(21)	153	(153)	—	—

Net cash provided by (used for) financing activities	(79)	744	(109)	556	(238)	—	318
Net cash provided by (used for) continuing operations	711	35	31	777	(70)	—	707
Cash flows from discontinued operations:
Net cash provided by (used for) operations activities	—	—	35	35	—	—	35
Net cash provided by (used for) investing activities	—	—	(31)	(31)	—	—	(31)
Net cash provided by (used for) financing activities	—	—	(2)	(2)	—	—	(2)

Net cash provided by (used for) discontinued operations	—	—	2	2	—	—	2
Net cash provided by (used for) continuing and discontinued operations	711	35	33	779	(70)	—	709
Effect of changes in exchange rates on cash positions	60	4	(18)	46	—	—	46
Cash and equivalents at beginning of period	339	366	74	779	262	—	1,041

Cash and equivalents at end of period	1,110	405	89	1,604	192	—	1,796
Less: cash discontinued operations	—	—	15	15	—	—	15

Cash and equivalents end of period continuing operations	1,110	405	74	1,589	192	—	1,781

39    Subsequent events

Sale of Sound Solutions Business

In June 2011 the antitrust regulatory approval was obtained allowing the sale of the NXP Sound Solutions business to close expectedly early July 2011. In December 2010 NXP Semiconductors N.V. and Dover Corporation signed a definitive agreement to transfer the Sound Solutions business for approximately $855 million.

Secondary Offering of Common Stock

On March 31, 2011, certain of the stockholders of our holding company NXP Semiconductors N.V. offered 30 million shares of NXP Semiconductors’ common stock, priced at $30.00 per share. The offering’s underwriters’ 30-day option to purchase up to 4,431,000 additional shares of common stock at the secondary offering price was fully exercised on March 31, 2011. NXP did not receive any proceeds from this secondary offering. The settlement date for the offering was April 5.

Share Based Compensation Plans

On March 9, 2011, our holding company NXP Semiconductors N.V. filed a registration statement on Form S-8 with the Securities and Exchange Commission in relation to the Management Equity Stock Option Plan, the Global Equity Incentive Program and the Long Term Incentive Plan 2010, which was introduced in November 2010. The stock options have a vesting schedule as specified upon the grant to the individuals. The proportion of options available for exercise cannot exceed the proportion of the aggregate number of shares of common stock sold by NXP Semiconductors N.V.’s co-investors, including the Private Equity Consortium, to the total number of shares of common stock owned by such co-investors. Following the completion of the secondary offering on April 5, 2011 by our holding company NXP Semiconductors N.V., in total up to 22% of the options under the Management Equity Stock Option Plan became exercisable, subject to the applicable laws and regulations.

Term Loan

On March 4, 2011, we entered into a new $500 million Term Loan. The Term Loan was drawn on April 5, 2011. On April 6, 2011 the proceeds, together with cash on hand and available borrowing capacity under the Secured Revolving Credit Facility, were used to redeem all $362 million of outstanding 2014 Dollar Fixed Rate Notes, together with $100 million of Dollar Floating Rate Secured Notes, €143 million of euro Floating Rate Secured Notes and the cash payment of $16 million for accrued and unpaid interest. As a result of these debt redemptions we recognized a loss of $20 million, including a write-down of the capitalized initial bond issuing costs.